Company - GPT RE Limited
File No 34819

RECEIVED
2005 JUL 11 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05009585

8 July 2005

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention Ms. Mary A. Cascio

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

Dear Ms. Cascio

GPT RE Ltd

Re: ~~General Property Trust~~
Rule 12g3-2(b)
Existing File No. 82-34819

Enclosed please find information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These documents are being furnished on the understanding that

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and
- neither this letter nor the furnishing of these documents constitutes an admission for any purpose that GPT RE Limited is subject to the Exchange Act.

Please also note that, as you will note from the attached documents, as a part of an internalization of the management of General Property Trust, as of June 6, 2004, GPT RE Limited replaced GPT Management Limited as the responsible entity of General Property Trust. Unless you advise us to the contrary, GPT RE Limited will continue to use File No. 82-34819 in making future submissions on behalf of General Property Trust pursuant to Rule 12g3-2(b) of the Exchange Act.

Since the initial letter to the SEC, dated September 10, 2004, there have not been any material changes in either:

(i) the material information required to be made public, filed or distributed referenced in Schedule I to the letter to the SEC dated September 10, 2004; or

(ii) the amount and percentage of the outstanding General Property Trust units held by residents of the U.S. and the number of holders of General Property Trust units resident in the U.S.

dlw 7/12

If you have any questions or comments, please call the undersigned on telephone + 61 2 8239 3516.

Yours sincerely

James Coyne
Company Secretary

GPT

Company - GPT RE Limited
File No 34819

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia

GPT Securityholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9318

gpt@gpt.com.au

www.gpt.com.au

8 July 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Filing Clerk

Dear Sir

Re: Company: GPT RE Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
23/06/2005	Issues $300 million Medium Term Notes
22/06/2005	Final Distribution Schedule
16/06/2005	Change of Registered office address
14/06/2005	Initial Director's Interest Notice x 2
03/06/2005	Consolidated Constitution at 2 June 2005
03/06/2005	GPT Management Holdings Limited: Constitution
03/06/2005	GPT Management Holdings Limited: ASX Listing Application/Agreement
02/06/2005	Proposed Winding Up of GPT Split Trust
02/06/2005	Approval of Internalisation Proposal
02/06/2005	Chairman & CEO Address to Shareholders
02/06/2005	Slides at General Meeting
02/06/2005	Trading Holt. GPT & Lend Lease agree transitional arrangements
27/05/2005	Credit Rating
25/05/2005	Response to questions of major Unitholders
25/05/2005	GPT Independent Directors reject commentary by CGI
20/05/2005	Letter to Unitholders
11/05/2005	GPT Rejects Lend Lease's Response to GPT Transitional Plans

10/05/2005	Transitional Arrangements for Internalised GPT
03/05/2005	March Quarterly Update
02/05/2005	Notice of Meeting & Explanatory Statement
29/04/2005	March Quarter Distribution

Yours faithfully
GPT RE Limited

James Coyne
Legal Counsel and Company Secretary

GPT

The GPT Group
ASX Announcement & Media Release

GPT ISSUES $300 million
MEDIUM TERM NOTES

23 June 2005

GPT today undertook its first Medium Term Note issue since the internalisation and stapling which was effected on 10 June 2005.

GPT issued a total of $300 million in fixed and floating 3 year notes, with maturity of 27 June 2008 through Lead Manager National Australia Bank and Co-manager Commonwealth Bank of Australia.

Strong demand for the notes resulted in the issue being oversubscribed.

The notes were issued to a range of investors, at a margin of 47 basis points above the relevant benchmark.

The funds will be used to retire existing short term debt.

GPT also exercised its call on its existing $250 million Floating Rate Note issue maturing February 2006, with a portion of these Notes being purchased with settlement with the $300 million MTN issue.

ENDS

GPT

The GPT Group

ASX Announcement

GPT ANNOUNCES FINAL DISTRIBUTION SCHEDULE OF THE NUMBERS OF STAPLED SECURITY HOLDERS AS AT 10 JUNE 2005

The GPT Group announces that the final distribution schedule of the numbers of stapled security holders in each of the following classes as at 10 June 2005 is as follows:

1 – 1,000 : 5,761

1,001 – 5,001 : 23,906

5,001 – 10,000 : 10,705

10,001 – 100,000 : 6,717

100,001 and over : 200

ENDS

Enquiries

For further information please contact
James Coyne
Company Secretary
The GPT Group
(02) 8239 3516

GPT

The GPT Group
ASX Announcement & Media Release

GPT ANNOUNCES CHANGE OF REGISTERED OFFICE ADDRESS

16 June 2005

In accordance with Listing Rule 3.14, The GPT Group announces details of its new office details as set out below.

Level 52
MLC Centre
19-29 Martin Place
Sydney NSW 2000

Telephone 02 8239 3555
Facsimile 02 9225 9318.

ENDS

Enquiries

For further information please contact
James Coyne
Company Secretary
The GPT Group
(02) 8239 3516

GPT
GENERAL PROPERTY TRUST

14 June 2005

GPT RE LIMITED
ABN 27 107 426 504
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 52
MLC Centre
Sydney NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9225 9474

www.gpt.com.au

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

Appendix 3X

Please find attached appendix 3X for each of Nic Lyons and Ian Martin.

Yours faithfully
GPT RE LIMITED

James Coyne
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: GPT RE Limited as responsible entity of the General Property Trust
ABN 27 107 426 504

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Ian Martin
Date of appointment	2 June 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Limtag Pty Limited, which is the Trustee of the Ian Martin Family Trust	50,000

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: GPT RE Limited as responsible entity of the General Property Trust
ABN 27 107 426 504

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Crispin Lyons
Date of appointment	2 June 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
50,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	Nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NA
Nature of interest	NA
Name of registered holder (if issued securities)	NA
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

File No 34819

General Property Trust Consolidated Constitution consolidated to amendments made on 2 June 2005

GPT Management Limited
ACN 000 335 473

Freehills

MLC Centre Martin Place Sydney New South Wales 2000 Australia
Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney
SYDNEY MELBOURNE PERTH BRISBANE HANOI HO CHI MINH CITY SINGAPORE
Correspondent Offices JAKARTA KUALA LUMPUR

Reference JHG:PJO:25F

This trust deed

is made on 27 November 1970 by:

Burns Philp Trustee Company Limited
(**Trustee**)

Recitals

A. Permanent Trustee Company Limited replaced Burns Philp Trustee Company Limited as trustee by Order of the Supreme Court of New South Wales dated 19 October 1990 in Proceedings No.5067 of 1990.

B. Perpetual Trustee Company Limited replaced Permanent Trustee Company Limited as trustee by Deed of Retirement and Appointment dated 7 December 1990 (Registered Book 3882 No.239).

C. GPT Management Limited (ACN 000 335 473) of Level 14, Tower Building, Australia Square, Sydney 2000 replaced Perpetual Trustee Company Limited as trustee pursuant to section 1462 of the Corporations Act on registration of the Trust as a managed investment scheme pursuant to section 601 EB(1) of the Corporations Act.

This deed witnesses that:

1 Definitions and Interpretation

1.1 Definitions

(a) In this deed, unless the context otherwise requires:

Application means any of the following, as the case requires

(1) an application for Units;

(2) a notification of the exercise of or application to exercise Options; or

(3) an application for Options;

Application Moneys means the amount required to be paid to or the value of any cash or other property to be transferred to the Trustee by an applicant on the making of an Application for Units or Options;

Approved Valuer means a valuer appointed by the Trustee;

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532);

ASTC Settlement Rules means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS facility licensee;

ASX means Australian Stock Exchange Limited and any successor to the stock exchange operated by it;

Attached Security means a Security which is from time to time Stapled or to be Stapled to a Unit;

Business Day has the meaning given to that term in the Listing Rules;

CHESS Approved Securities means securities in respect of which approval has been given by the securities clearing house (being the body corporate approved by the Minister as the securities clearing house under section 779B(1) of the Corporations Act, namely, ASX Settlement and Transfer Corporation Pty Limited ACN 008 504 532) in accordance with the ASTC Settlement Rules;

Compliance Committee means the compliance committee (if any) for the Trust as required by section 601JA of the Corporations Act;

Compliance Plan means the compliance plan for the Trust as required by section 601HA of the Corporations Act;

Corporations Act means the *Corporations Act 2001;*

Corresponding Number in relation to an Attached Security means at any time the number of those Attached Securities that are stapled to an issued Unit at that time;

Costs includes costs, charges, fees, expenses, commissions, liabilities, losses, damages and Taxes and all amounts payable in respect of any of them or like payments;

CS facility licensee means a person who holds a licence under the Corporations Act which authorises the person to operate a clearing and settlement facility;

Current Unit Value means the amount calculated as follows:

$$CUV = \frac{NAV}{NU}$$

Where:

CUV is Current Unit Value,

NAV is Net Asset Value,

NU is the number of Units on Issue;

Distributable Amount means the amount determined in accordance with clause 9.3(a);

Distribution Calculation Date means 31 March, 30 June, 30 September and 31 December in each year or such other dates as the Trustee may determine;

Distribution Date means a day not more than two calendar months after the Distribution Calculation Date for the relevant Distribution Period;

Distribution Entitlement means the entitlement to the Distributable Amount determined in accordance with clause 9.3(b);

Distribution Period means:

(1) for the last Distribution Period, the period beginning on the day after the preceding Distribution Calculation Date to the date of termination of the Trust; and

(2) in all other circumstances, the period beginning on the day after the preceding Distribution Calculation Date to the next occurring Distribution Calculation Date;

Exercise Price in relation to a Unit issued on exercise of an Option, means the dollar value of the total consideration payable in respect of the issue of that Unit determined in accordance with clause 5;

Financial Year means:

(1) for the last Financial Year, the period beginning on 1 January before the date the Trust terminates to the date the Trust terminates; and

(2) in all other circumstances, the 12 month period ending on 31 December in each year;

Foreign Interests means the Units or Options a Foreign Unitholder would have been entitled to but for clause 4.7(a);

Foreign Unitholder means a Holder whose address appearing in the Register is in a country outside Australia;

Forfeited Unit means a Partly Paid Unit which is forfeited pursuant to clause 3.8(c) by non-payment of an Instalment;

Fully Paid Unit means a Unit on which the whole of the Issue Price has been paid;

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, bureau, tribunal, agency or entity in any part of the world;

GPT Co means GPT Management Holdings Limited (ACN 113 510 188);

Gross Asset Value means the sum of:

(1) the value of the Trust Fund; and

(2) any other amounts which, in the opinion of the Trustee should be included for the purpose of making a fair and reasonable determination of the value of the Trust on an undiscounted basis, having regard to generally accepted accounting principles;

Holder means a Unitholder or Optionholder (as the context may require);[1]

Instalment means, in relation to a Partly Paid Unit, each instalment of the Issue Price of that Unit which is not paid on Application for

[1] Definition of "Income" following "Holder" deleted by Unitholder Resolution of 29 April 2003.

the Unit and must be paid at the time specified in the Terms of Issue;

Issue Price in relation to a Unit or an Option means the dollar value of the total consideration payable at any time in respect of the issue of that Unit or Option determined in accordance with the clause in part 5 pursuant to which the Unit or Option was issued and in respect of a Unit issued on the exercise of an Option, means the Exercise Price;

Liabilities means all present liabilities of the Trust including any provision which the Trustee decides should be taken into account in determining the liabilities of the Trust but excluding the amount representing unitholders' capital, undistributed profits, interest attributable to Unitholders accruing on Unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust.;[2]

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Trust is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Market Price has the meaning given in clause 1.3;

Marketable Parcel has the meaning given to that expression in the Listing Rules;

Meeting means a meeting of Holders convened in accordance with this deed;

Minimum Holding means:

(1) if Units are admitted to the Official List, such number of Units as may from time to time constitute a Marketable Parcel; and

(2) in relation to Options, such number of Options (if any) as is specified in the Terms of Offer or Terms of Issue;

Month means calendar month;

Net Asset Value means the Gross Asset Value less the following:

(1) all amounts required to repay borrowings and to meet Liabilities (including the amount of any provisions the Trustee determines, in consultation with the Auditor, should be made);

(2) following any Distribution Calculation Date, the amount of any Distributable Amount payable but not paid to Unitholders on the day on which the Net Asset Value is determined; and

[2] Definition of "Liabilities" amended by Twenty Sixth Supplemental Deed dated 2 June 2005.

(3) any amount paid in advance of a call on a Partly Paid Unit;[3]

Official List means the official list of ASX;

Official Quotation or **Officially Quoted** means official quotation by ASX of the Units or Options, as the case requires;

Operating Income means the gross income realised by the Trust from its operations including rent, interest, dividends, distributions and otherwise less expenses arising in deriving that income including, but not limited to:

(a) property outgoings;

(b) repairs and maintenance;

(c) interest and other borrowing costs;

(d) fees paid to the Trustee; and

(e) any other amount that the Trustee considers prudent or appropriate to allow for contingencies or future expenses that will or may arise in respect of the Trust[4];

Option means an option granted by the Trustee in respect of unissued Units;

Optionholder means the person for the time being registered as a holder of an Option, including any persons jointly registered;

Paid-up Proportion in relation to a Unit means the fraction determined by dividing the amount to which the Unit has been paid (excluding any amount paid in advance of a call or any other amount credited in respect of the Unit) by the Issue Price of the Unit;

Partly Paid Unit means a Unit in respect of which any portion of its Issue Price remains unpaid;

Prospectus means a prospectus lodged under Part 7.12 Division 2 of the Corporations Act in respect of an issue of Units or Options;

Quarter means each 3 month period ending on the last day of March, June, September and December in each year;

Register means the register of Unitholders or Optionholders maintained by the Trustee pursuant to Chapter 2C of the Corporations Act, as the context requires;

Security has the meaning given to that term in section 92(1) of the Corporations Act;

Stapled means, in relation to a Unit and an Attached Security or Attached Securities, being linked together so that one may not be dealt with without the other or others;

---

[3] Definition of "Net Taxable Income" following "Net Asset Value" deleted by Unitholder Resolution of 29 April 2003.

[4] Definition inserted by Unitholder resolution of 29 April 2003.

Stapled Entity means any trust, corporation, managed investment scheme or other entity the Securities in which are Stapled to Units;

Stapled Security means a Unit and each Attached Security which are Stapled together;

Stapled Security Register means the register to be established and maintained by or on behalf of the Trustee in accordance with clause 19.6;

Stapling means the process that results in the Units and Attached Securities being and remaining Stapled to each other;

Stapling Date means the date and time determined by the Trustee to be the first day and time on which all Units on issue in the Trust are Stapled to an Attached Security or Attached Securities;

Sub-Trust means any trust (the "relevant trust") where the whole of the beneficial interest in the relevant trust is held by any one or more of the following:

(a) the Trustee; or

(b) a company, all of the issued shares of which are held by the Trustee; or

(c) the trustee of a Sub-Trust by reason of previous application(s) of this definition (including, for the avoidance of doubt, the case where previous applications of this definition were dependent on the relevant trust being a Sub-Trust);

Tax means any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding which is assessed, levied, imposed or collected by any Governmental Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed in respect of any of the above;

Tax Act means the Income Tax Assessment Act (Cth) 1936 and the Income Tax Assessment Act (Cth) 1997;

Terms of Issue in relation to a Stapled Security, Unit or Option means the terms and conditions upon which that Stapled Security, Unit or Option is issued (other than those contained in this deed);

Terms of Offer in relation to an offer to acquire an Option means the terms and conditions upon which the Option may be subscribed for and the conditions (if any) governing the transfer of the right to acquire the Option;

Total Tangible Assets means Gross Asset Value less the value of those assets of the Trust Fund (if any) which the Trustee considers should properly be classified as intangible assets;

Trust means the trusts constituted under this deed;

Trust Fund means all the cash, investments, rights and other property of the Trust (including, but not limited to, each Instalment in respect of each Partly Paid Unit);

Trustee includes the Trustee for the time being or any other company named in the Commission's record of registration for the Trust as the responsible entity or temporary responsible entity of the Trust;

Unit means an undivided interest in the Trust as provided for in this deed;

Unitholder means a person registered as the holder of a Unit, including any persons jointly registered;

Unit Holding means the total number of Units held by a Unitholder;

Units on Issue means the number of Units created under this deed and not cancelled; and

Unstapling Date means the date determined pursuant to clause 19.4.

(b) Unless otherwise specified in this deed, terms defined in the Corporations Act are used in this deed with the same defined meaning.

1.2 Interpretation

In this deed, unless the context otherwise requires:

(a) headings and underlinings are for convenience only and do not affect the interpretation of this deed;

(b) words importing the singular include the plural and vice versa;

(c) words importing a gender include any gender;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any governmental or semi-governmental agency;

(e) a reference to a part, clause or schedule is a reference to a part and clause of, and a schedule to, this deed and a reference to this deed includes any schedule;

(f) a reference to any statute or regulation includes all statutes and regulations amending, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) a reference to a document includes an amendment or supplement to, or replacement or novation of, that document;

(h) where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next succeeding Business Day;

(i) a reference to cash includes cheques and bank cheques;

(j) references to sums of money are to amounts in Australian dollars; and

(k) a reference to the proper performance of a duty is a reference to the proper performance of the duty after all available appeals from each judgment in respect of the matter have been exhausted.

1.3 Market Price

(a) In this clause 1.3, **Interest** means:

(1) where a Unit does not form part of a Stapled Security, a Unit; and

(2) where a Unit forms part of a Stapled Security, a Stapled Security.

(b) The "Market Price" for an Interest on any Business Day is:

(1) the weighted average traded price for an Interest for all sales on ASX for the period of 10 Business Days immediately preceding the relevant Business Day (whether or not a sale was recorded on any particular day); or

(2) if the Trustee believes that the calculation in paragraph (1) does not provide a fair reflection of the market price of an Interest, an amount as determined by an Approved Valuer, who:

(A) is independent of the Trustee; and

(B) has relevant market experience in determining market price in circumstances similar to those in which the determination of the Market Price of an Interest is being made,

as being the fair market price of the Interest, having regard to:

(C) the nature of the proposed offer of Interests for which purpose the Market Price of an Interest is being calculated; and

(D) the circumstances in which the proposed offer of Interests will be made.

(c) Notwithstanding clause 1.3(b), for the purposes of clause 5.9, the Market Price for an Interest means an amount calculated in a manner which complies with the Corporations Act, is set out in the Terms of Issue and which in the opinion of an Approved Valuer will approximate the market price of the Interests at or around the relevant date.

(d) The "Market Price" of an Option on any Business Day must be determined in the same manner as the Market Price for an Interest is determined.

1.4 General compliance provision

(a) A provision of this deed which is inconsistent with a provision of the Corporations Act does not operate to the extent of the inconsistency.

(b) Clause 1.4(a) is subject to any declarations made by or exemptions granted by the Commission which are current in respect of or applicable to this deed.

(c) This clause 1.4 prevails over all other provisions of this deed including any that are expressed to prevail over it.

1.5 Inconsistency with the Listing Rules

(a) Notwithstanding anything to the contrary in this clause 1.5, this clause 1.5 has effect subject to clause 1.4.

(b) If the Trust is admitted to the Official List of ASX, the following clauses apply:

(1) notwithstanding anything contained in this deed, if the Listing Rules prohibit an act being done, the act must not be done;

(2) nothing contained in this deed prevents an act being done that the Listing Rules require to be done;

(3) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(4) if the Listing Rules require this deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision;

(5) if the Listing Rules require this deed not to contain a provision and it contains such a provision, this deed is deemed not to contain that provision; and

(6) if any provision of this deed is or becomes inconsistent with the Listing Rules, this deed is deemed not to contain that provision to the extent of the inconsistency.

1.6 Additional Listing Rule requirements

At all times that the Trust is admitted to the Official List:

(a) the Trustee must not remove or change the rights of a Holder to vote or receive distributions in respect of a Unit except in any of the following cases:

(1) an Instalment which is due and payable on that Unit under Part 3 has not been paid;

(2) in the case of the voting right, an instrument appointing a proxy in respect of that Unit has not been deposited in accordance with Schedule 2;

(3) in the case of the voting right, the Holder became the holder of that Unit after the time determined under section 1109N of the Corporations Act as the "specified time" for deciding who held the Unit for the purpose of the meeting;

(4) the right is removed or changed under Australian legislation or under a provision in this deed that must be included to comply with Australian legislation;

(5) the right is removed or changed under a provision in this deed that is permitted by the Listing Rules or that ASX has approved as appropriate and equitable; or

(6) the right is removed or changed under a court order;

(b) a holder of a Unit must not be divested of that Unit except in any of the following cases:

(1) the divestment is under Australian legislation and the mechanism the Trustee adopts for divesting the Unit is set out in the legislation or is approved by ASX as appropriate and equitable;

(2) the divestment is under a provision in this deed that must be included to comply with Australian legislation;

(3) the divestment is under a provision in this deed that is permitted by the Listing Rules or that ASX has approved as appropriate and equitable;

(4) the divestment is under a court order; or

(5) the divestment is under clause 3.9;

(c) the Trustee must not divest a Holder of Units or forfeit Units while those Units are in a "CHESS Holding" as that term is defined in the ASTC Settlement Rules. Without limitation to clause 1.5, at all times that the Trust is admitted to the Official List the Trustee must comply with ASTC Settlement Rule 5.12.

2 The Trust

2.1 Initial Payment[5]

The manager shall forthwith upon demand being made by the Trustee after the execution of this deed lodge with the Trustee the sum of one thousand dollars ($1,000) for investment by the Trustee (so far as it extends) in authorised investments.

For the purpose of this clause 2.1 the term "manager" means GPT Management Limited, which was the manager of the Trust as at the date this deed was executed.

2.2 Name of Trust

The name of the Trust is "General Property Trust". The Trustee may change the name of the Trust.

[5] Clause retained for stamp duty purposes on conversion of Trust to a managed investment scheme.

2.3 Declaration of trust[6]

The Trust Fund shall be vested in and held by the Trustee upon trust for the Unitholders subject to the terms and conditions of this deed.

2.4 Investment Policy[7]

The primary investment policy of the Trust is the purchase of and investment in real estate and property associated with it so as to achieve income with security and capital appreciation over a term of years.

3 Interest of Unitholder

3.1 Division into Units

(a) The beneficial interest in the Trust Fund is divided into Units. No Unit confers an interest in a particular part of the Trust or the Trust Fund .

(b) A Holder may not:

(1) interfere or seek to interfere with or question the rights, powers, authority or discretion of the Trustee;

(2) claim or exercise any right in respect of any asset of the Trust Fund or lodge any caveat or other notice affecting any asset of the Trust Fund; or

(3) require that any asset of the Trust Fund be transferred to a Holder.

(c) Holders may not give any directions to the Trustee (whether at a meeting convened pursuant to sections 252B, 252C and 252D of the Corporations Act or otherwise) if it would require the Trustee to do or omit doing anything which may result in:

(1) the Trust ceasing to comply with the Listing Rules or the Trustee acting inconsistently with clause 4.7; or

(2) the exercise of any discretion expressly conferred on the Trustee by this deed or the determination of any matter which under this deed requires the agreement of the Trustee.

3.2 Fractions and splitting

(a) Units may be issued in fractions at the discretion of the Trustee, and the value of, and all rights and obligations attaching to, a fractional Unit will be in proportion to those of a whole Unit.

(b) Where a holding comprises more than one fraction of a Unit, the Trustee may consolidate such fractions.

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[6] Clause retained for stamp duty purposes on conversion of Trust to a managed investment scheme.

[7] Clause retained on conversion of Trust to a managed investment scheme.

(c) The Trustee may consolidate or split the Units. The Trustee must in respect of any such consolidation or split:

(1) immediately amend the Register to record the consolidation or split;

(2) notify the Unitholder within 30 days of the consolidation or split; and

(3) ensure that each Unit is consolidated or split on the same basis as each other Unit.

3.3 Issue of Partly Paid Units

(a) The Trustee may offer any Units which are offered for subscription as Partly Paid Units the Issue Price of which is payable on issue and by Instalments.

(b) The Trustee must set out the Terms of Issue of the Partly Paid Units in the document offering those Units for subscription, which must include the amount and time for payment of the Instalments.

(c) The whole of the unpaid Issue Price of each Partly Paid Unit is payable immediately upon termination of the Trust.

(d) A Holder of a Partly Paid Unit must pay the Instalments of the Issue Price in accordance with the Terms of Issue and in accordance with this deed.

3.4 Joint Holders

Where two or more persons are registered as the Holders of a Unit or an Option ("joint holders") they are, for the purposes of the administration of the Trust and not otherwise, deemed to hold the Unit or Option as joint tenants, on the following conditions:

(a) the Trustee is not bound to register more than three persons as the joint holders of the Unit or Option;

(b) the joint holders are jointly and severally liable in respect of all payments, including payment of Tax, which ought to be made in respect of the Unit or Option;

(c) on the death of a joint holder, the survivor or survivors are the only person or persons whom the Trustee will recognise as having any title to the Unit or Option, but the Trustee may require any evidence of death which it thinks fit;

(d) any one of the joint holders may give an effective receipt which will discharge the Trustee in respect of any payment or distribution; and

(e) only the person whose name appears first in the Register as one of the joint holders is entitled to delivery of any notices, cheques or other communications from the Trustee, and any notice, cheque or other communication given to that person is deemed to be given to all the joint holders.

3.5 Classes of Units

(a) The Trustee may at any time issue Units in two or more classes.

(b) The Trustee may convert any class of a Unitholder's Units from one class to another class or reclassify Units from one class to another.

(c) The Trustee must enter on the Register the class or Terms of Issue of Units held by a Unitholder.

3.6 Benefits and obligations of Unitholders and Optionholders

(a) Except where expressly provided in this deed to the contrary, all benefits and obligations contained in this deed apply for the benefit of and bind each Unitholder to the extent provided in this deed.

(b) Except where expressly provided in this deed to the contrary, all obligations contained in this deed bind each Optionholder to the extent provided in this deed. The benefits contained in this deed only apply for the benefit of Optionholders where expressly provided in this deed.

(c) Subject to the Corporations Act, where the interests of Optionholders and Unitholders conflict, the Trustee must prefer the interests of Unitholders.

3.7 No further liability

(a) This clause 3.7 is subject to any separate agreement between a Unitholder and the Trustee and to any call on Partly Paid Units which the Trustee is entitled to make under clauses 3.3 and 3.8 to 3.15.

(b) The liability of each Holder in its capacity as such is limited to its investment in the Trust.

(c) A Holder is not required to indemnify the Trustee or a creditor of the Trustee against any liability of the Trustee in respect of the Trust.

(d) The recourse of the Trustee and any creditor of the Trustee is limited to the assets of the Trust Fund.

(e) Except as provided in clauses 3.9(a), 3.13(h), 19 and 21 nothing in or under this deed makes either the Trustee the agent of a Unitholder nor does it create any relationship other than that of beneficiary and Trustee.

3.8 Failure to pay instalment on Partly Paid Unit

(a) For the purposes of this clause 3.8, while the Units are Stapled, an Instalment will not be regarded as having been properly paid unless any amount payable at the same time in relation to partly paid Attached Securities is also paid.

(b) The Trustee must serve each Holder of a Partly Paid Unit with a notice not later than 30 Business Days prior to the due date for payment of an Instalment. The omission to give such notice by the

Trustee or the non-receipt of such notice by the Holder of a Partly Paid Unit does not in any way whatsoever affect the obligation of the Holder to pay the Instalment.

(c) If a Unitholder does not pay an Instalment on the due date, the Trustee must serve the Unitholder with a notice not later than 7 days after the due date containing:

(1) a demand for payment of all Instalments due and payable in respect of the Partly Paid Units and any interest payable;

(2) a statement that interest:

(A) runs from the due date of the Instalment until the date the Trustee receives payment of the overdue amount in full; and

(B) is payable at a fair market rate determined by the Trustee;

(3) a further due date for payment which may not be earlier than the expiration of 7 days after the date of service of the notice; and

(4) a warning that if payment in full is not received by the due date specified in the notice, the Partly Paid Unit is forfeited and the Trustee may offer the Forfeited Unit for sale.

The omission to give such notice by the Trustee or the non-receipt of such notice by the Unitholder does not in any way whatsoever affect the obligation of the Holder to pay the Instalment.

(d) If payment in full is not received by the due date specified in the notice issued under clause 3.8(c), the Partly Paid Unit is forfeited and the Trustee may offer the Forfeited Unit for sale.

(e) If any Attached Security is forfeited, the Trustee may forfeit the Unit to which it is Stapled.

3.9 Sale of Forfeited Unit

(a) Notwithstanding clause 3.7(e), if the Trustee offers a Forfeited Unit for sale it does so as agent for the Holder of the Forfeited Unit.

(b) Subject to clause 3.9(c) if the Trustee sells the Forfeited Unit, it must sell it by public auction in a manner and at a price determined by the Trustee.

(c) The Trustee must ensure that the auction is in accordance with section 254Q of the Corporations Act (other than subsections 254Q(1), (10) and (13)) as if the Forfeited Unit was a share, the Trust was the company and the Trustee was the directors of the company.

(d) The Trustee may appoint a Stapled Entity to act as its agent to effect the sale (including to receive amounts payable from the sale).

(e) The Trustee is not liable to the Unitholder for any loss suffered by the Unitholder as a result of the sale.

3.10 Income and Capital of a Forfeited Unit

Distribution of income and capital under part 9:

(a) to which the Holder of a Forfeited Unit is entitled; and

(b) which have not been paid to the Holder prior to forfeiture,

must be applied in accordance with clause 3.14 as if they formed part of the proceeds of sale of a Forfeited Unit.

3.11 Notice of sale of Forfeited Unit

At least 14 days but no more than 21 days before the date appointed for sale under clause 3.9(b), the Trustee must give notice of the sale of a Forfeited Unit:

(a) to all Unitholders in writing; and

(b) by placing an advertisement in a daily newspaper circulating generally throughout Australia.

3.12 Cancellation of Forfeiture

The Trustee must cancel the forfeiture of a Partly Paid Unit before a sale if the Holder of the Forfeited Unit pays the Trustee the full amount of the Instalment due together with interest on that Instalment calculated under clause 3.8(c) and any other amount payable in respect of the forfeiture.

3.13 Consequences of sale and continuing liability

(a) On completion of the sale of the Forfeited Unit, the Holder ceases to be the Holder of that Unit but remains liable to the Trustee for the total amount set out in the notice served under clause 3.8(c).

(b) The Unitholder's liability under this clause ceases as soon as the Trustee receives:

(1) payment in full of the amount set out in the notice under clause 3.8(c) (excluding any amount paid by an underwriter pursuant to an underwriting agreement entered into under clause 5.2);

(2) the Costs associated with the forfeiture; and

(3) the Costs of all proceedings instituted against the Unitholder to recover the amount due.

(c) A statement signed by a director or secretary of the Trustee setting out:

(1) that a Partly Paid Unit has been forfeited; and

(2) the date of forfeiture,

is conclusive evidence against any person claiming entitlement to the Forfeited Unit.

(d) On completion of the sale the Trustee must apply the consideration paid for a Forfeited Unit in accordance with clause 3.14.

(e) If the Trustee executes a transfer of a Forfeited Unit, the Trustee must register the transferee as the Holder of the Forfeited Unit.

(f) The transferee of the Forfeited Unit is not required to verify the application of the purchase money.

(g) The title to a Forfeited Unit is not affected by an irregularity or invalidity in the proceedings relating to the sale or disposal of a Forfeited Unit.

(h) The Trustee is authorised to and must execute a transfer of a Forfeited Unit to the purchaser thereof.

3.14 Proceeds of sale of Forfeited Unit

(a) If a Forfeited Unit is sold under clause 3.9, the Trustee must apply the proceeds of the sale in the following order and manner:

(1) by paying any Costs incurred by the Trustee in relation to the sale or disposal of the Forfeited Unit including, but not limited to, commission, stamp duty, transaction duty, transfer fees and advertising and postal charges;

(2) by paying any Costs incurred by the Trustee in relation to the forfeiture or any proceedings brought against the Holder of the Forfeited Unit to recover unpaid Instalments;

(3) by holding as an asset of the Trust Fund, the interest accrued in respect of the outstanding Instalments calculated under clause 3.8(c);

(4) by holding as an asset of the Trust Fund, the balance of all Instalments due and payable in respect of the Forfeited Units; and

(5) by paying the balance to the Unitholder whose Units are forfeited.

(b) If there is a sale of more than one Forfeited Unit, the Trustee must pay the expenses listed in clause 3.14(a)(1) and (2) pro rata to the number of Forfeited Units being sold.

(c) Joint Holders of Partly Paid Units are jointly and severally liable for all amounts due and payable on their Partly Paid Units.

3.15 Lien for Amounts Owing

The Trustee has a first and paramount lien over Units for any amounts owing to the Trustee in respect of Units registered in the name of a Unitholder, including any fees or unpaid calls which are payable to the Trustee in respect of those Units and also for such amounts as the Trustee may be called upon by law to pay and has paid in respect of the Units of such Unitholders. The lien extends to distributions from time to time declared in respect of such Units but if the Trustee registers any transfer of any Units upon which it has a lien, those Units are freed and discharged from the lien.

4 Issue of Options and Units

4.1 Number of Units issued

(a) If the Trustee accepts an Application for Units in whole or in part, the number of Units issued is the number determined by the Trustee by dividing the relevant Application Moneys by the Issue Price.

(b) If the Trustee accepts an Application for Partly Paid Units in whole or in part, the number of Units issued is the number determined by the Trustee dividing the relevant Application Moneys by the amount of the Issue Price for a Unit which is to be paid on Application.

(c) The number of Units issued on the exercise of an Option is to be determined in accordance with the Terms of Issue and Terms of Offer.

4.2 Application for Units or Options

A person who wishes to subscribe for Units or Options must:

(a) complete or make an Application in the form or manner determined by the Trustee;

(b) lodge or make the Application at the place or address and in the manner determined by the Trustee; and

(c) include with the Application the Application Moneys in the form or manner specified by the Trustee or by the transfer of property to be vested in the Trustee.

4.3 Payments to the Trustee

(a) The Trustee must hold the payment received or property to be transferred to the Trustee on an Application in accordance with the Corporations Act until the Trustee has accepted or rejected the Application.

(b) If an applicant is to transfer property to the Trustee, the Trustee must not accept the Application unless it has received from the applicant:

(1) an effective transfer of the title to the property in favour of the Trustee; and

(2) a valuation acceptable to the Trustee stating the current market value of the property or other statement of its current market value.

(c) Unless the applicant has paid all amounts payable in respect of the issue of Units or the transfer of property (if any) to the Trustee prior to the Trustee accepting the Application, the Trustee must deduct those amounts before determining the number of Units to be issued under clause 4.1.

(d) If Units or Options are issued and:

(1) the Trustee has not received the Application Moneys in accordance with the Terms of Issue; or

(2) any payment for Units or Options is not cleared or property is not effectively transferred to the Trustee,

the Units or Options are void as from their date of issue or such other date as the Trustee determines if the Trustee has not otherwise received payment of an amount equal to the Application Moneys for the Units or Options.

(e) All income in respect of the payment or property received on an application for Units or Options (which has been accepted by the Trustee) prior to the issue of those Units or Options forms part of the Trust Fund.

(f) Applications Moneys for Units or Options issued pursuant to a Prospectus must be paid to the Trustee, to be placed by the Trustee in a special trust account until the earlier of:

(1) the minimum subscription, if any (to be specified in the Prospectus) has been reached and the Trustee decides to proceed to allotment of Units; or

(2) the date by which the Application Moneys would need to be repaid under the Corporations Act.

Until the Trustee decides to proceed to the allotment of Units in accordance with this part 4, it holds such Application Moneys in accordance with the Corporations Act and the Trustee must comply with all obligations imposed on it in the same manner as it would be required to do if it were a company offering shares for subscription or purchase. Where Application Moneys are repayable under section 1031(1) of the Corporations Act, no interest is payable on that money and an interest rate of nil is hereby specified for the purpose of section 1031(2) of the Corporations Act.

4.3A Transfer of application money or property to sub-trust

Notwithstanding clauses 4.2 and 4.3, the Trustee may determine that the cash or property to be included with an Application is to be vested in the trustee of a trust in which the Trustee holds (directly or indirectly) all or part of the beneficial interest, rather than the Trustee itself.

If the Trustee does so:

(a) clauses 4.2 and 4.3 apply as if references to payment or transfer of cash or property to the Trustee were references to payment or transfer of cash or property to the trustee of that trust; and

(b) it may also determine that some or all of the amounts payable by the trustee of that trust in respect of the issue of Units or the transfer of property (if any) should be taken into account for the purposes of clause 4.3 (c).[8]

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[8] Clause inserted by Supplemental Deed 24 dated 21 March 2001.

4.4 Allotment

A Unit or Option created is regarded as issued or granted to the person entitled to it if and when the person's name is recorded in the Register. No rights whatsoever attach to a Unit until it is issued or Option until it is granted.

4.5 Trustee's discretion on Application

The Trustee may in its absolute discretion accept or refuse to accept in whole or in part any Application or subscription for Units or Options (other than on the exercise of an Option). Subject to the Listing Rules, the Trustee is not required to assign any reason or ground for such refusal.

4.6 Certificates

If it is not contrary to the Listing Rules, the Trustee may determine:

(a) not to issue a certificate for a Unit; and

(b) to cancel a certificate for a Unit and not to issue a replacement certificate.

4.7 Foreign Unitholders

(a) The Trustee may determine that Foreign Unitholders are not to be offered Units or Options under clauses 5.8, 5.9 and 5.10 where it reasonably considers that:

(1) it would be in the best interests of the Holders; and

(2) not be unfair to the Foreign Unitholders.

(b) If the Trustee makes a determination under clause 4.7(a), the Trustee must sell the Foreign Interests and pay to each Foreign Unitholder the amount calculated as follows:

$$AF = NP \times \frac{NF}{N}$$

Where:

AF is the amount to be paid to that Foreign Unitholder.

NP is the net proceeds of sale of the Foreign Interests being the amount (if any) remaining after deducting from the proceeds of sale of the Foreign Interests the aggregate of:

(1) the Costs of the sale;

(2) the amounts (if any) payable to the Trustee by any nominee appointed under clause 4.7(c) in respect of the Foreign Interest; and

(3) any amounts the Trustee would be required by law or otherwise entitled to deduct or withhold under this deed.

N is the aggregate number of Foreign Interests.

NF is the number of Foreign Interests to which that Foreign Unitholder would otherwise have been entitled.

(c) The Trustee may (and in the case of a renounceable pro rata issue, must) appoint a nominee to arrange for the sale of the Foreign Interests under, and pay to each Foreign Unitholder the amount calculated in accordance with the formula in, clause 4.7(b).

(d) The Trustee must take reasonable steps to maximise the amount payable to each Foreign Unitholder under clause 4.7(b).

5 Power to issue Units and Options

5.1 Powers Cumulative

(a) The Trustee may issue Units only in accordance with this part 5 and part 21 and subject to this deed.

(b) No clause of this part 5 (other than this clause 5.1) limits any other such clause.

5.2 Underwriting of Issue

(a) The Trustee may arrange for:

(1) an offer for sale, subscription or issue of Units or Options;

(2) the payment of Instalments in respect of Partly Paid Units; or

(3) the exercise of Options,

to be underwritten by an underwriter on terms determined by the Trustee.

(b) The underwriter may:

(1) be the Trustee or a Related Body Corporate of the Trustee; and

(2) take up any Units or Options not subscribed for.

(c) The Trustee may issue Units and Options pursuant to this clause 5.2 at an Issue Price equal to the Issue Price at which the Units or Options in relation to the underwritten issue or offer were or would have been issued to persons other than the underwriter or underwriters.

5.3 Issues of Options

The Trustee may offer Options for subscription in accordance with the Terms of Offer and Terms of Issue.

5.4 Issue of Units pursuant to Options

The Trustee may issue a Unit or Units in accordance with the Terms of Offer and Terms of Issue of an Option.

5.5 Issue at Fixed Price

In addition to any other power the Trustee has to issue Units under this deed, the Trustee may issue Units or Options at any time to any person at an Issue Price as follows:

(a) where the Trust has been admitted to the Official List and Stapled Securities or Units are Officially Quoted and have not been suspended from Official Quotation (other than temporarily);

(1) where Units will not form part of Stapled Securities:

(A) Units at the Market Price on the Business Day prior to the day on which the offer or issue is made;

(B) Options at the consideration for the issue of the Option specified in the Terms of Offer and Terms of Issue, where the Units to be issued pursuant to the exercise of those Options are to be issued at the Market Price of a Unit immediately prior to the date upon which the Option is issued; or

(2) where Units will form part of Stapled Securities:

(A) Units at a price determined by the Trustee provided that the aggregate of the Issue Price of that Unit and the issue price of the Attached Security or Attached Securities to which that Unit will be Stapled is equal to the Market Price for Stapled Securities on the Business Day prior to the day on which the offer or issue is made; and

(B) Options at a price determined by the Trustee provided that:

(i) the consideration for the issue of the Options will be as specified in the Terms of Offer and Terms of Issue; and

(ii) on the exercise of the Option, the Stapled Securities are to be issued such that the aggregate of the Issue Price of the Unit and the issue price of the Attached Security or Attached Securities to which that Unit will be Stapled will be equal to the Market Price for the Stapled Securities immediately prior to the date upon which the Option is issued.

(b) where Stapled Securities or Units have been suspended from Official Quotation (other than temporarily) or have otherwise ceased to be Officially Quoted or the Trust has been removed from the Official List, Units at the Current Unit Value on the Business Day prior to the day the offer to issue the Units is made.

5.6 Placements of Units and Options without Unitholder approval

The Trustee may issue Units or Options (including Units on the exercise of an Option) at an Issue Price determined by the Trustee, being a price other than the Issue Price calculated in accordance with clauses 5.2 and 5.5, where:

(a) the Trust has been admitted to the Official List and the Units (or if the Units to be issued are in a class of Units, Units in that class) or (if the Units are Stapled) the Stapled Securities are Officially Quoted and have not been suspended from Official Quotation (other than temporarily);

(b) the issue is not to the Trustee or any person associated with the Trustee;

(c) the amount by which the Issue Price of the Units or (if the Units are Stapled) the issue price of the Stapled Securities is less than the Market Price for the Units or Stapled Securities does not exceed 5%; and

(d) the issue is of Units that would not immediately after the issue (when aggregated with any other issue of Units pursuant to clauses 5.6, 5.8, 5.9 or 5.10 up to one year previously) comprise more than 10% (or such greater percentage as may be permitted from time to time by both the Corporations Act and the Listing Rules) of either all of the Units in the Trust or the Units on issue in the Trust in the same class as the Units comprised in the issue.

5.7 Placements of Units and Options with Unitholder approval

The Trustee may issue Units or Options (including Units on the exercise of an Option) at an Issue Price determined by the Trustee, being a price other than the Issue Price calculated in accordance with clauses 5.2 and 5.5, where:

(a) the Trust has been admitted to the Official List and the Units (or if the Units to be issued are in a class of Units, Units in that class) or (if the Units are Stapled) the Stapled Securities are Officially Quoted and have not been suspended from Official Quotation (other than temporarily);

(b) the issue is not to the Trustee or any person associated with the Trustee;

(c) the Holders approve the issue;

(d) if the Units to be issued are in a particular class, Holders in that class approve the issue;

(e) unless the Trustee reasonably considers that the issue will not adversely affect the interests of Holders in another class, Holders in that other class approve the issue;

(f) any notice convening a Meeting to vote on the issue contains particulars of the use to be made of the money raised by the issue;

(g) an approval for the purposes of paragraphs (c), (d) and (e) of this clause is given by special resolution of the Holders where Holders with at least 25% of the total value of all the Units of Holders entitled to vote on the question vote on the question at the Meeting; and

(h) if, in making the calculations referred to in paragraph (g) of this clause, any vote of a person to whom the Units are to be issued or any vote of any associate of that person were not counted, the special resolutions would be passed.

5.8 Rights issues of Units

The Trustee may issue Units at an Issue Price determined by the Trustee, being a price other than the Issue Price calculated in accordance with clauses 5.2 and 5.5 pursuant to offers made at substantially the same time to only and all the then Unitholders if:

(a) all the Units offered are in the same class;

(b) the Issue Price of all the Units offered is the same or (if the Units are Stapled) the issue price of all Stapled Securities offered is the same;

(c) the Issue Price, or if the Units form part of Stapled Securities, the issue price of Stapled Securities, is not less than 50% of the Market Price of Units in that class or the Stapled Securities (as the case may be) on the Business Day preceding the day on which the intention to make the offer or issue is announced on ASX; and

(d) the amount of Units offered to each Unitholder is proportionate to the value of that Unitholder's Unit Holding.

5.9 Rights issues of Options

The Trustee may issue Options and Units on the exercise of an Option at an Issue Price determined by the Trustee, being a price other than the Issue Price calculated in accordance with clauses 5.2 and 5.5 if the Options are issued pursuant to offers made at substantially the same time to only and all the then Unitholders in proportion to the value of their Unit Holding, and;

(a) all the Options offered are in the same class;

(b) the Issue Price of all the Options offered is the same;

(c) the Exercise Price of all the Units to be issued on exercise of the Options is the same;

(d) the means of calculating the Exercise Price is set out in the Terms of Issue; and

(e) the Exercise Price on the date of exercise of the Options is not less than 50% of the Market Price of a Unit immediately prior to the date upon which the Option is issued or, where Units are Stapled, the Market Price of a Stapled Security at that time.

5.10 Issues of Units - distribution reinvestment

The Trustee may issue Units at an Issue Price determined by the Trustee, being a price other than the Issue Price calculated in accordance with clauses 5.2 and 5.5 pursuant to a distribution reinvestment arrangement referred to in clause 9.6 where:

(a) the whole or part of a Unitholder's Distribution Entitlement is applied in payment for the subscription for Units;

(b) each Unitholder may from time to time elect to participate in that arrangement as to the whole, or some proportion, of the Distribution Entitlement which is or would otherwise be, payable to that Unitholder;

(c) all the Units issued under the arrangement are of the same class;

(d) the Issue Price of each Unit issued pursuant to that arrangement at substantially the same time is the same; and

(e) either:

(1) if the Units do not form part of Stapled Securities, the Issue Price is not less than 95% of the Market Price of a Unit; or

(2) if the Units form part of Stapled Securities, the issue price of the Stapled Securities is not less than 95% of the Market Price of a Stapled Security,

as at the Business Day immediately preceding the record date for the determination of entitlements to income.

5.11 Issue of Units – Unitholder purchase plans

The Trustee may issue Units at an Issue Price determined by the Trustee, being a price other than the Issue Price calculated in accordance with clauses 5.2 and 5.5, where the Trust has been admitted to the Official List and Stapled Securities or Units are Officially Quoted and have not been suspended from Official Quotation (other than temporarily), under an arrangement where:

(a) an offer for the issue of Units is made to each Unitholder or, where the offer is being made to Unitholders of a class of Units, to each Unitholder of Units in that class;

(b) each offer is made on the same terms and conditions and on a non-renounceable basis;

(c) the Issue Price or, where the Units form part of Stapled Securities, the issue price of the Stapled Securities, is less than the Market Price during a specified period in the 30 days prior to either the date of the offer or the date of the issue; and

(d) no Unitholder may be issued with Units, or where the Units form part of Stapled Securities, Stapled Securities, with an application price totalling more than $5,000 in any consecutive 12 month period.

5.12 Interpretation

For the purposes of clause 5.11:

(a) if a trustee or nominee is expressly noted on the Register as holding Units on account of another person (**beneficiary**):

(1) the beneficiary is taken to be the Unitholder in relation to those Units; and

(2) any issue of Units to the trustee or nominee is taken to be an issue to the beneficiary; and

(b) a reference to an offer for the issue of Units includes a reference to inviting an application for the issue of the Unit.

5.13 Restriction on issue of Units

The Trustee cannot issue any Units after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity. Subject to clause 1.4, the preceding sentence prevails over all other provisions of this deed.[9]

6 Trustee's Powers

6.1 General powers of Trustee

(a) Subject to this deed, the Trustee has all the powers that it is possible to confer on a trustee and has all the powers that are incidental to ownership of the Trust Fund as though it were the absolute and beneficial owner of the Trust Fund.

(b) In the exercise of its powers the Trustee may, without limitation, acquire or dispose of any real or personal property and borrow or raise money, encumber any asset of the Trust Fund, incur any liability, enter into joint venture arrangements or fetter any power.

6.2 Delegation by Trustee

(a) The Trustee may appoint a person, including an Associate of the Trustee, as its delegate, attorney or agent to exercise its powers and perform its obligations.

(b) The Trustee may appoint an agent, custodian or other person, including an Associate of the Trustee (each of whom may, with the approval of the Trustee, sub-delegate to any person any of its functions as it thinks fit), to acquire, hold title to, dispose of or otherwise deal with any asset of the Trust Fund on behalf of the Trustee and perform any action incidental or ancillary thereto or otherwise approved by the Trustee.

[9] Inserted by Twenty Sixth Supplemental Deed dated 2 June 2005.

6.3 Limitation on Borrowings

The Trustee must ensure that the borrowings of the Trust do not exceed forty per cent (40%) of the Total Tangible Assets of the Trust.[10]

6.4 Trustee is trustee of Sub-Trusts

If the Trustee is trustee of a Sub Trust, the Trustee may, notwithstanding any provision of the Sub-Trust's trust deed:

(a) act as trustee of the Sub-Trust in any manner in which it sees fit which is consistent with the terms of this deed; and

(b) without limiting the generality of paragraph (a), exercise any powers in relation to the Sub-Trust as if the Sub-Trust's trust deed contained those powers listed in part 6 of this trust deed, mutatis mutandis,

having regard both to its obligations under the Corporations Act and its duties as trustee of the Trust.

6.5 Trustee is not trustee of Sub-Trust

If the Trustee is not the trustee of a Sub Trust, the Trustee may, notwithstanding any provision of the Sub-Trust's trust deed:

(a) direct the trustee of the Sub-Trust to act in any manner in which the Trustee sees fit which is consistent with the terms of this deed; and

(b) without limiting the generality of paragraph (a), direct the trustee of the Sub-Trust to exercise any powers in relation to the Sub-Trust as if the Sub-Trust's trust deed contained those powers listed in part 6 of this trust deed, mutatis mutandis,

having regard both to its obligations under the Corporations Act and its duties as trustee of the Trust.

7 Trustee's responsibilities and indemnities

7.1 No limitation of other undertakings

This Part 7 does not limit or affect any other indemnities given to the Trustee in this deed or at law.

7.2 Limitation of liability

(a) Except where the Corporations Act expressly provides otherwise:

(1) the Trustee and each director and officer of the Trustee are not personally liable to a Holder or any other person in connection with the office of the Trustee or director or officer of the Trustee; and

[10] Amended by Unitholder Resolution on 23 April 2002.

(2) the Trustee will not be liable to any Holder to any greater extent than the extent to which it is entitled to be and is in fact indemnified out of the assets of the Trust Fund actually vested in the Trustee in respect of the Trust.

7.3 Indemnities

(a) The Trustee is not responsible for:

(1) any Costs incurred by any fraud, negligence, breach of duty or breach of trust or otherwise, by any agent, delegate, attorney or custodian and any of their agents or delegates;

(2) any Costs incurred by relying on any notice, resolution, information, documents, forms or lists unless it reasonably believes such item not to be genuine or not to have been passed, executed or signed by the proper parties; or

(3) Costs if a person fails to carry out an agreement with the Trustee or an agent or delegate of the Trustee,

except where the Corporations Act provides otherwise.

(b) The Trustee will not be liable to anyone in respect of any failure to perform or do any act or thing which by reason of:

(1) any provision of any present or future law or statute of Australia or any State or Territory; or

(2) of any decree, order or judgement of any competent court,

the Trustee is prevented, forbidden or hindered from doing or performing.

7.4 Trustee may rely on advice

The Trustee may take and act upon:

(a) the opinion or advice of counsel or solicitors instructed by the Trustee in relation to the interpretation of this deed or any other document (whether statutory or otherwise) or generally as to the administration of the Trust or any other matter in connection with the Trust; and

(b) the opinion, advice, statements or information from any bankers, accountants, auditors, valuers, architects, engineers and other persons consulted by the Trustee who are in each case believed by the Trustee in good faith to be expert in relation to the matters upon which they are consulted,

and the Trustee will not be liable for anything done, suffered or omitted by it in good faith in reliance upon such opinion, advice, statements or information.

7.5 Interested dealings by Trustee

The Trustee or an officer or employee or Associate of the Trustee may:

(a) be a Holder;

(b) act in any capacity including without limitation as a representative, delegate or agent of the Trustee or any Holder;

(c) have an interest in or enter into a contract or transaction with:

(1) the Trustee or an Associate of the Trustee;

(2) any Holder; or

(3) any other person, including one whose shares or other securities form an asset of the Trust Fund; or

(d) hold or deal in or have any other interest in an asset of the Trust Fund,

and may retain and is not required to account for any benefit derived by doing so.

8 Valuation of the Trust Fund

8.1 Valuation of assets

(a) The Trustee may at any time, cause the valuation of any asset of the Trust Fund.

(b) In determining whether a valuation accurately reflects the current value of an asset of the Trust Fund, the Trustee is not to be regarded as having the knowledge of a valuer or any other expertise in respect of the valuation of assets of the Trust Fund.

(c) Each asset of the Trust Fund must be valued at its market value unless the Trustee determines:

(1) there is no market in respect of the asset of the Trust Fund; or

(2) the market value does not represent the fair value of the asset of the Trust Fund.

(d) Where the Trustee makes a determination under clause 8.1(c), the Trustee must at the same time determine the method of valuation of the asset of the Trust Fund.

(e) Where any asset of the Trust Fund is to be valued or the Net Asset Value of the Trust and the number of Units on Issue is to be determined, the valuation or determination is to be as at a time determined by the Trustee.

(f) Where the calculation of the Issue Price is to be made as at a particular date, the Trustee need not cause a valuation of the Trust Fund to be performed as at that date but may rely on the most recent valuations for the purposes of that calculation.

8.2 Currency Conversion

Where it is necessary for any purposes to convert one currency to another, the conversion must be made at a time and at such rates quoted by a bank or other financial institution nominated by the Trustee.

8.3 Trustee to determine Current Unit Value

The Trustee may determine the Current Unit Value at any time.

9 Income and Distributions

9.1 Determination of income and reserves

The Trustee is to determine whether any item is income or capital and the extent to which reserves or provisions need to be made.

9.2 Distribution of income

For each Distribution Period the Trustee must calculate and distribute each Unitholder's Distribution Entitlement.

9.3 Distribution Entitlement

(a) "Distributable Amount" for a Distribution Period is to be determined in accordance with the following formula:

$$DA = OI + C$$

Where:

DA is the amount of Distributable Amount.

OI is Operating Income.

C is any additional amount (including capital) that the Trustee has determined is distributable.[11]

(b) Subject to the Terms of Issue for any class of Units, each Unitholder's Distribution Entitlement is to be determined in accordance with the following formula:

$$DE = DA \times \frac{UH}{UI}$$

Where:

DE is the Distribution Entitlement.

DA is the Distributable Amount.

UH is the aggregate of the Paid-up Proportion of each relevant Unit Holding of the Unitholder at the close of business on the Distribution Calculation Date.

UI is the aggregate Paid-up Proportion of Units on issue in the Trust at the close of business on the Distribution Calculation Date.

[11] Amended by Unitholder Resolution of 29 April 2003.

9.4 Distribution of Entitlement

(a) The Trustee must pay to each Unitholder its Distribution Entitlement on or before the Distribution Date.

(b) For the purpose of determining the entitlement to the Distribution Entitlement for a Distribution Period, the persons who are Unitholders on the record date for that Distribution Period have an absolute, vested and indefeasible interest in the Distributable Amount of that Distribution Period.[12]

(c) The Trustee must retain from each Unitholder's Distribution Entitlement all amounts which are necessary to avoid distributing a fraction of a cent or which the Trustee determines it is not practical to distribute on a Distribution Date. Any sum so retained will for all purposes be treated as income for the next following Distribution Period.

(d) The Trustee may retain from the amounts to be distributed to a Unitholder an amount in or towards satisfaction of any amount payable by the Unitholder to the Trustee under this deed or are required to be deducted by law.

9.5 Categories and sources of income

For any category or source of income the Trustee may keep separate accounts and allocate the income from any category or source to any Unitholder.

9.6 Distribution Reinvestment Arrangements

The Trustee may advise Unitholders from time to time in writing that Unitholders may on terms specified in the notice participate in an arrangement under which Unitholders may request that all or a proportion of specified distributions due to them be satisfied by the issue of further Units.

9.7 Change in Tax Act

Notwithstanding clauses 9.3 and 9.4, if in any Financial Year the Trustee in its capacity as trustee becomes taxable as if it were a company under the Tax Act:

(a) the Trustee has complete discretion as to how much, if any, of:

(1) the Distributable Amount for that Financial Year; or

(2) in years subsequent to that Financial Year, amounts which have not previously been distributed from prior Financial Years,

is to be distributed to Unitholders on the Distribution Date.

[12] Amended by Unitholder Resolution of 29 April 2003.

(b) Each Unitholder's Distribution Entitlement to the Distributable Amount (calculated in accordance with clause 9.7(a)) is to be determined in accordance with clause 9.3(b).

(c) The Trustee must pay on or before the Distribution Date the Distribution Entitlement (determined in accordance with clause 9.7(b)) to the persons who are Unitholders on the record date for that Distribution Period.

10 Remuneration of Trustee

10.1 Trustee's remuneration

(a) The Trustee is entitled to receive out of the Trust Fund a fee in respect of each period of six months ending 30 June and 31 December **(Applicable Period)** a fee calculated at the rate of 0.30% of Gross Asset Value of the Trust at the end of the preceding Applicable Period.

(b) The Trustee's fee for each Applicable Period is payable in two equal instalments on the days on which the Trustee pays to each Unitholder its Distribution Entitlement following the end of each Distribution Period which ends in that Applicable Period or two months after the end of that Distribution Period whichever is earlier.

10.2 Waiver of remuneration

The Trustee may waive the whole or any part of the remuneration to which it would otherwise be entitled.

10.3 Priority of Trustee's remuneration

The remuneration of the Trustee has priority over the payment of all other amounts payable from the Trust Fund.

10.4 Indemnity

In addition to any other right of indemnity which it may have under this deed or at law, the Trustee is indemnified and entitled to be reimbursed out of or have paid from the Trust Fund for all Costs incurred in the performance of its duties or the exercise of its powers, the course of its office or in relation to the administration or management of the Trust. Without limitation this includes the amounts specified in schedule 1.

10.5 Proper performance of duties

The rights of the Trustee to be paid fees out of the Trust Fund, or to be indemnified out of the Trust Fund for liabilities or expenses incurred in relation to the performance of its duties, are available only in relation to the proper performance of those duties.

10.6 Reimbursement of GST

If for any reason, other than due to the inclusion of this clause, a goods and services tax or similar value added tax (GST) is levied or imposed on or in respect of a supply made under or in connection with this deed, the recipient of that supply must pay to the supplier (or, the representative member if the supplier is a member of a GST group), in addition to any consideration provided for under this deed such amount as is necessary to ensure that the supplier (after payment of any GST which is imposed or levied in respect of the supply) is in the same financial position it would have been in had the GST not been imposed or levied.

11 Indemnity and insurance

11.1 Persons to whom clauses 11.2 and 11.4 apply

Clauses 11.2 and 11.4 apply to each person who is or has been a member of the Trust's Compliance Committee (if any).

11.2 Indemnity

The Trustee must, from the Trust Fund indemnify, on a full indemnity basis and to the full extent permitted by law, each person to whom this clause 11.2 applies for Costs (other than Taxes) incurred by the person as a member of the Trust's Compliance Committee (in any) including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred:

(a) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Act.

11.3 Extent of indemnity

The indemnity in clause 11.2:

(a) is a continuing obligation and is enforceable by a person to whom clause 11.2 applies even though that person may have ceased to be a member of the Trust's Compliance Committee (if any); and

(b) operates only to the extent that the loss or liability is not covered by insurance.

11.4 Insurance

The Trustee may, from the Trust Fund and to the extent permitted by law:

(a) purchase and maintain insurance; or

(b) pay or agree to pay a premium for insurance,

for any person to whom this clause 11.4 applies against any liability incurred by the person as a member of the Trust's Compliance Committee (if any) including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

11.5 Savings

Nothing in clauses 11.2 or 11.4:

(a) affects any other right or remedy that a person to whom those clauses apply may have in respect of any loss or liability referred to in those clauses; or

(b) limits the capacity of the Trustee to indemnify or provide insurance for any person to whom those clauses do not apply.

12 Transfers

12.1 Transfer

(a) All transfers of Units and Options must be effected by a proper instrument of transfer and in a manner approved by the Trustee. The Trustee may decline to register a transfer of Units or Options under this clause 12.1(a) unless the instrument of transfer:

(1) is duly stamped; and

(2) is accompanied by such evidence as the Trustee requires to prove the title of the transferor.

(b) While the Trust is admitted to the Official List all transfers of Units or Options must be effected in accordance with the Listing Rules.

(c) A transferor of Units or Options remains the Holder until the transfer is registered and the name of the transferee is entered in the Register in respect of the Units or Options.

12.2 Transaction advice after transfer

If the Trustee accepts a transfer under this part, the Trustee may issue a transaction advice for:

(a) the Units or Options which have been transferred; and

(b) the balance of any Units which were not transferred.

12.3 No General Restriction on Transfer

(a) Subject to clauses 12.4, 19.3(e)(7) and 19.5 there is no restriction on the transfer of Units and the Trustee may not do anything which may prevent, delay or in any way interfere with, the registration of a transfer of Units effected under clause 12.1(b).

(b) Except as otherwise set out or referred to in this part 12, there is no restriction on any other transfer of Units or Options.

12.4 Restricted Securities

Notwithstanding any other provisions of this deed:

(a) restricted securities (as defined in the Listing Rules) cannot be disposed of during the escrow period referred to in the Listing Rules except as permitted by the Listing Rules or ASX;

(b) subject to the ASTC Settlement Rules in respect of CHESS Approved Securities, the Trustee must refuse to acknowledge a disposal (including registering a transfer), of restricted securities during the escrow period except as permitted by the Listing Rules or ASX; and

(c) in the event of a breach of the Listing Rules in relation to Units which are restricted securities, the Holder holding the Units in question ceases to be entitled to any distributions and to any voting rights in respect of those Units for so long as the breach subsists.

12.5 Death, legal disability

If a Holder dies, becomes subject to a legal disability, becomes bankrupt or is liquidated the survivor (in the case of joint Holders), legal personal representative or the person entitled to Units as a result of bankruptcy or liquidation, will be recognised as having a claim to Units or Options registered in the Holder's name. The Trustee need not register any transfer or transmission pursuant to this clause unless the transferee provides an indemnity in favour of the Trustee in a form determined by the Trustee in respect of any consequence arising from the transfer or transmission.

12.6 Recognition of Holder

(a) The Trustee:

(1) must treat the person entered on the Register as a Holder as the absolute owner of all rights and interests of the Holder; and

(2) except as required by law or this deed, need not recognise any claim or interest in any Unit or Option by any other person.

(b) Each transferor will be deemed to remain the Holder until the transfer is registered and the name of the transferee is entered in the Register.

12.7 Participation in Transfer Systems

The Trustee may determine that Units or Options which are Officially Quoted will participate in the "Clearing House Electronic Sub-register System" or any other computerised or electronic system of transfer or registration. The Trustee may with the approval of the ASX, create rules to facilitate such participation which may be additional to or may override this part 12.

13 Options

13.1 Terms and Subscription

(a) This part 13 applies to all Options.

(b) The Terms of Offer and the Terms of Issue of any Options which may be issued must be notified to each person being offered Options at the time of the offer.

(c) A person may subscribe for an Option in accordance with the Terms of Offer. Upon creation an Option binds the Trustee.

13.2 Nominees

(a) An Option may be subscribed for by a nominee of the person entitled to subscribe for the Option unless the Terms of Offer provide otherwise.

(b) An Option may be exercised by a nominee of the Optionholder unless the Terms of Issue provide otherwise.

13.3 Exercise

(a) An Optionholder may only exercise an Option in accordance with the Terms of Issue.

(b) On the termination of or winding up of the Trust, all Options lapse and, subject to any amounts specifically expressed to be payable to the Optionholder on the termination or winding up of the Trust, the liabilities of the Trustee cease in respect of each Option.

13.4 Optionholder's Rights and Interest

(a) An Option does not confer on the Optionholder any interest in the Trust Fund. Optionholders have only those rights conferred on them by this deed, their Terms of Offer and Terms of Issue and the Listing Rules.

(b) Optionholders are not entitled to any distribution of income or capital gains or any distribution on winding up or termination of the Trust.

(c) Optionholders are entitled:

(1) to inspect any document which may be inspected by; and

(2) to be sent any document which is sent to,

Unitholders in similar circumstances.

(d) If Options have been issued which have not expired or been exercised or cancelled, then if a new Trustee is appointed under this deed, it must execute any documents and do all things reasonably required by the outgoing Trustee to ensure that it assumes the covenants and obligations of the outgoing Trustee under those Options.

13.5 Redemption or Repurchase

(a) The Trustee may cancel or redeem or buy an Option or any of the rights of exercise of an Option in accordance with the Terms of Issue (provided the Terms of Issue have been approved by the ASX) whereupon the Trustee must make any payment to an Optionholder required under the Terms of Issue. Options and rights may only be cancelled, redeemed or purchased under this clause 13.5(a) in proportion to the number of the relevant Options held by each Holder on a date determined by the Trustee and the Trustee may round the result to the nearest multiple of 10 (5 being rounded up) or of 1 (0.5 being rounded up).

(b) Options and rights redeemed or purchased under clause 13.5(a) will form part of the Trust Fund and the Trustee must be recognised as the Holder and may exercise, reissue, resell and otherwise deal with them as it determines. The Trustee will retain title in law to each and every Option and right so purchased in its name until the Option or right is resold or lapses and such title in law will not merge in such choses as are constituted by the grant of such Options and rights.

14 Retirement or Removal of Trustee

14.1 Retirement of Trustee

(a) Despite any other law, the Trustee may only retire as responsible entity of the Trust in accordance with section 601FL of the Corporations Act.

(b) On retirement or removal the Trustee must give the new responsible entity all books, documents and records relating to the Trust.

15 Alterations to Trust

Subject to section 601GC of the Corporations Act and any approval required by law, the Trustee may by deed replace or amend this deed (including this clause).

16 Term of Trust and termination of Trust

16.1 Term of Trust

The term of the Trust ends on the earlier of:

(a) DELETED[13]

(b) the date determined by the Trustee as the date on which the Trust is to be terminated; and

[13] Deleted by Twenty Sixth Supplemental Deed dated 2 June 2005.

(c) the date on which the Trust is terminated under this deed or by law.

16.2 Procedure on winding up of Trust

(a) In winding up the Trust the Trustee must:

(1) realise the Trust Fund;

(2) pay any amount due to it under clause 16.2(c);

(3) pay all Costs of the Trustee in its capacity as Trustee of the Trust including, but not limited to, liabilities owed to any Unitholder who is a creditor of the Trust; and

(4) subject to any special rights or restrictions attached to any Unit or the direction in writing of all Unitholders, distribute the net proceeds of realisation among the Unitholders pro rata in accordance with the Paid-Up Proportion of Units held by Unitholders.

(b) The Trustee may distribute an asset of the Trust to a Unitholder in specie. The Trustee must determine the value of the asset of the Trust Fund to be distributed in specie. Any costs payable on an in specie distribution must be paid by the Unitholders before the distribution is made.

(c) The Trustee is entitled to:

(1) be paid from the proceeds of realisation of the Trust before any payment is made to the Unitholders all Costs incurred or which it establishes will be incurred:

(A) by it before the winding up of the Trust which it has not recouped;

(B) by it in connection with the winding up of the Trust and the realisation of the Trust Fund;

(C) by or on behalf of any creditor of the Trustee in relation to the Trust;

(D) by or on behalf of any agent, solicitor, banker, accountant or other person employed by the Trustee in connection with the winding up of the Trust;

(2) an indemnity against the amounts referred to in clause 16.2(c)(1) which may be satisfied out of those proceeds before any distribution under clause 16.2(a)(4) is made; and

(3) following the termination of the Trust and until the winding up is completed, its remuneration provided for in Part 10.

(d) The Trustee may postpone the realisation of the Trust Fund for as long as it thinks fit and is not liable for any loss or damage attributable to the postponement.

(e) The Trustee may retain for as long as it thinks fit any part of the Trust Fund which in its opinion, may be required to meet any actual or contingent liability of the Trustee or any amounts payable

actually or contingently to the Trustee under this deed, including but not limited to under clause 16.2(c).

(f) The Trustee must distribute among the Unitholders in accordance with clause 16.2 anything retained under clause 16.2(e) which is subsequently not required.

16.3 Audit of accounts of Trust

The Trustee must ensure that the final accounts of the Trust following the winding-up are audited by a Registered Company Auditor, or a firm at least one of whose members is a Registered Company Auditor, who is independent of the Trustee.

17 Meetings

17.1 Meetings

(a) The Trustee may convene a Meeting at any time.

(b) Part 2G.4 of the Corporations Act, the Listing Rules and the provisions of Schedule 2 apply to a Meeting.

17.2 Resolution by Postal Ballot

(a) A resolution of Holders of the Trust may be passed by the Holders completing, signing and returning copies of a written resolution which has been sent by the Trustee within a period specified by the Trustee.

(b) In respect of such a resolution a Holder has the number of votes determined in accordance with section 253C(2) of the Corporations Act. The value of a Holder's total interests must be determined at such time as the Trustee specifies.

17.3 Passing of resolution

A resolution passed at a meeting of Holders held in accordance with this deed, the Corporations Act and the Listing Rules or by postal ballot under clause 17.2 is binding on all Holders.

18 Complaints

18.1 Complaints handling

The Trustee must establish and maintain a procedure for dealing with complaints by Holders in relation to a Trust which is consistent with AS4269 Australian Standard on Complaints Handling.

18.2 Holder Complaints

(a) A Holder may by notice in writing to the Trustee (or by such other method as the Trustee may approve) lodge a complaint in relation to the Trust.

(b) The Trustee must:

(1) record the complaint and the date it was received in a register maintained for that purpose; and

(2) send the Holder an acknowledgment of receipt of the complaint.

18.3 Handling of Complaints

(a) The Trustee must use reasonable endeavours to deal with a complaint by a Holder under clause 18.2 in accordance with this Part 18, any rules and regulations made for that purpose and any complaints handling procedures in the Compliance Plan.

(b) The Trustee must deal with and resolve the complaint within 28 days of receipt of the complaint.

(c) The Trustee must inform the Holder by notice in writing of:

(1) its decision in relation to the complaint;

(2) the remedies available to the Holder in relation to the complaint; and

(3) any avenues of appeal that may be available to the Holder if the Holder is dissatisfied with the decision.

18.4 Assistance and Information

(a) The Trustee must provide a Holder with all reasonable assistance and information that the Holder may require for the purpose of making a complaint and understanding the complaints handling procedures adopted by the Trustee.

(b) A Holder lodging a complaint in relation to a Trust must provide the Trustee with all information the Trustee may require in order to properly deal with and resolve the complaint.

19 Stapling

19.1 Power to staple Securities

(a) The Trustee may, subject to this clause 19.1, the Corporations Act and, if the Units are Officially Quoted, the Listing Rules, cause the Stapling of any Security to the Units and may cause the Stapling of further Securities to the Units whether those Securities are a different class of Securities of a Stapled Entity from those Stapled at the time or Securities of an entity that is not a Stapled Entity.

(b) Any Stapling referred to in clause 19.1(a) takes the effect from the Stapling Date.

19.2 Operation of Stapling provisions

Clauses 19.3 to 19.10 apply only, and for so long as, a Unit is a component of a Stapled Security.

19.3 Units to be Stapled

(a) Details of all Stapled Securities sufficient to identify the Securities which comprise the Stapled Security must be recorded in the Stapled Security Register.

(b) Subject to the Corporations Act, while the Trust is admitted to an uncertified trading system, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Units and Attached Securities.

(c) The number of issued Units at any time must equal the number of issued Attached Securities divided by the relevant Corresponding Number.

(d) The Trustee must not issue Units unless satisfied that each of those Units will be Stapled to the Corresponding Number of each Attached Security to form a Stapled Security.

(e) The Trustee and the Unitholders must neither do any act, matter or thing nor refrain from doing any act, matter or thing if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Unit no longer being a component of a Stapled Security. In particular:

(1) the Trustee must not offer a Unit for subscription or sale (including by way of offering or Options) unless an offer is made at the same time and to the same person for the Corresponding Number of each Attached Security for issue or sale;

(2) any offer of a Unit for subscription or sale (including by way of offering Options) must require the offeree to subscribe for or buy the Corresponding Number of each Attached Security;

(3) a Unitholder must not sell a Unit to any person unless the Corresponding Number of each Attached Security is also sold to the same person at the same time;

(4) the Trustee must not issue or sell a Unit to any person unless the Corresponding Number of each Attached Security is also issued or sold to the same person at the same time;

(5) the Trustee must not consolidate, split, sub-divide, cancel or otherwise reorganise any Units unless at the same time there is a corresponding consolidation, subdivision, cancellation or other reorganisation of all Attached Securities;

(6) the Trustee must not forfeit a Unitholder's Unit unless the Attached Security is also forfeited; and

(7) the Trustee must not register the transmission or transfer of Units pursuant to clause 12 unless a Corresponding Number of each Attached Security is also transmitted or transferred (as the case may be).

19.4 Unstapling Date

(a) Subject to approval by a special resolution of the Unitholders and the members of each Stapled Entity respectively, the Trustee may determine that the Stapling provisions of this deed will cease to apply and that a particular date is to be the Unstapling Date.

(b) Stapling also ceases to apply on the winding up of a Stapled Entity and the Unstapling Date is the date of winding up.

(c) On and from the Unstapling Date, each Unit ceases to be Stapled to the Attached Securities and the Trustee must do all things reasonably necessary to procure that each Unit is Unstapled.

(d) If the Trustee determines to Unstaple the Stapled Securities pursuant to this clause 19.4, this does not prevent the Trustee from subsequently determining that the Stapling provisions should recommence.

19.5 Transfer of Stapled Securities

(a) A transfer of a Unit forming part of a Stapled Security will only be accepted as a proper transfer in registrable form if, in addition to the requirements of clause 12, the transfer relates to or is accompanied by a transfer of the Corresponding Number of each Attached Security from the same transferor in favour of the same transferee.

(b) A transfer of a Unit which is not accompanied by a transfer of the Corresponding Number of each Attached Security will be taken to authorise the Trustee as agent for the transferor to effect a transfer of the Corresponding Number of each Attached Security from the same transferor to the same transferee.

(c) A transfer of any Attached Security to which a Unit is Stapled which is not accompanied by a transfer of the Unit will be taken to authorise the Trustee as agent for the transferor to effect a transfer of the unit and any other Attached Securities to which the Unit is Stapled to the same transferee.

(d) Each Unitholder irrevocably appoints the Trustee as its agent and attorney for the purposes of taking all necessary action (including executing necessary documentation) to effect on a date to be determined by the Trustee the transfer to the Trustee (as trustee of the Trust) or to a person determined by the Trustee of any Attached Security which was Stapled to a Forfeited Unit which has been cancelled or sold.

19.6 Stapled Security Register

The Trustee must cause to be set up and maintained a Stapled Security Register which:

(a) may incorporate or form part of the Register;

(b) records the names of the Unitholders, the number of Units held, the number of Attached Securities held by the Unitholders to which each Unitholder's Units are Stapled and any additional information required by the Corporations Act or the Listing Rules (if applicable) or determined from time to time by the Trustee.

19.7 Variation of Stapling provisions

The consent of each other Stapled Entity must be obtained to any amendment to this deed which:

(a) directly affects the terms on which Units are Stapled; or

(b) removes any restriction on the transfer of a Stapled Unit if that restriction also exists for all other Attached Securities unless that restriction is simultaneously removed for all Attached Securities.

19.8 Maintenance of Listing and Consistency with Constitutions of Stapled Entities

(a) The Trustee must use every reasonable endeavour to procure that the Stapled Securities are and continue to be Officially Quoted as one joint security.

(b) The Trustee must use every reasonable endeavour to procure that the Stapled Securities are dealt with under this deed in a manner consistent with the provisions relating to the Attached Securities in the constitutions of the Stapled Entities.

19.9 Trustee's Duties

The Trustee is entitled to have regard to the fact that the Trust is operating with the Stapled Entities as part of a stapled group with common members and with the intention that the economic and other interests of the Trust and the Stapled Entities are aligned. Accordingly, in exercising any power or discretion or in fulfilling any of its obligations the Trustee may, except to the extent otherwise required by law, have regard to the interests of Unitholders as holders of other Attached Securities.

19.10 Stapling Provisions Paramount

Subject to clauses 1.4, 1.5 and part 21, this clause has effect notwithstanding any other clause of this deed and any clause of this deed which is inconsistent with this part 19 does not operate to the extent of any inconsistency.

20 General

20.1 Service of notices

(a) Any application, notice or other communication to or by the Trustee or a Holder:

(1) must be in legible writing and in English addressed:

(A) if to the Trustee, to its registered office;

(B) if to a Holder, to the Holder's address specified in the register of Unitholders or Optionholders,

or as specified to the sender by any party by notice and in the case of a Holder, with the Trustee's prior consent;

(2) must be signed personally or, in the case of a corporation, by a duly authorised officer or under the common seal of the sender;

(3) is regarded as being given by the sender and received by the addressee:

(A) if by delivery in person, when delivered to the addressee; or

(B) if by prepaid post, 3 Business Days from and including the date of postage to the addressee; or

(C) if by facsimile transmission, when transmitted to the addressee but where the sender's machine indicates a malfunction in transmission or the addressee notifies the sender of an incomplete transmission within 3 hours after transmission is received, the facsimile transmission is regarded as not given or received; or

(D) if sent by electronic messaging system, when the electronic message is received by the addressee,

but if the delivery, receipt or transmission is on a day which is not a Business Day or is after 5.00pm (addressee's time) it is regarded as received at 9.00 am on the following Business Day; and

(4) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(b) A notice or other communication to joint Holders is validly given if it is given only to the joint Holder whose name appears first on the Register.

20.2 Method of payment, repayment or redemption

(a) Any money payable by the Trustee to a Unitholder under this deed may be paid by a crossed "not negotiable" cheque made payable to the Unitholder and posted to the Unitholder's registered address.

(b) A Unitholder, with the consent of the Trustee, may nominate in writing (or in such other manner approved by the Trustee) that money owing to it under this deed be paid by cheque or otherwise into a designated account with a financial institution or to a nominated person.

(c) A cheque issued to a Unitholder which is presented and paid, or where the payment is to a financial institution or nominated person, payment to the institution or person, discharges the Trustee in respect of the payment.

(d) The Trustee may determine that any cheque not presented within 9 months is cancelled. If the Trustee so determines the amount of the cheque may be reinvested in Units. The reinvestment is deemed to be made on the day the cheque is cancelled.

20.3 Binding conditions

The terms and conditions of this deed and any amending deed are binding on the Trustee, each relevant Holder and any other person claiming through any of them as if each was a party to this deed and each supplemental deed.

20.4 Governing law and jurisdiction

The rights, liabilities and obligations of the Trustee and the Holders are governed by the law of New South Wales.

20.5 Severability

If any provision of this deed is held or found to be void, invalid or otherwise unenforceable so much hereof as is necessary to render it valid and enforceable is deemed to be severed but the remainder of this deed will remain in full force and effect.

21 Internalisation

21.1 Definition

In this part 21, the following definitions apply:

EM means the Notice of Meeting and Explanatory Memorandum dated on or around 2 May 2005 in relation to the Internalisation Proposal;

Excluded Foreign Unitholder means a foreign unitholder specified in the EM as ineligible to participate in the Internalisation Proposal in particular, to receive Stapled Securities but does not include any foreign unitholder where the Trustee is satisfied that the foreign unitholder is permitted under the applicable foreign law to participate;

Internalisation by Stapling Proposal means the proposal to Staple the shares of GPT Co to the Units and to effect the other associated transactions as described in the EM;

Internalisation by Stapling Resolution means the resolution to approve amendments to this constitution to, among other things, give effect to Stapling under this clause 21;

Internalisation Implementation Date means the date set out in the EM as the Implementation Date, being a date on or around 10 June 2005;

Record Date means the 5th Business Day following the Trading Cessation Date;

Record Time means 7.00pm on the Record Date;

Sale Facility means the facility described in the EM and provided under the Sale Facility Agreement for sale of units held by Excluded Foreign Unitholders;

Sale Facility Agreement means a 'Securities Sale Facility Agreement between the Trustee, the bank chosen to conduct the Sale Facility and ASX Perpetual Limited providing for the conduct of the Sale Facility;

Share Entitlement, in relation to a Unitholder, means the number of GPT Co shares that the Unitholder is entitled to subscribe for under the Internalisation by Stapling Proposal at a subscription price of $0.15 per GPT Co share, being a number of shares equal to the number of Units that the Unitholder holds immediately after the Record Time; and

Trading Cessation Date means the date which is announced to the ASX to be the last day of trading in Units as separate securities.

21.2 Internalisation by Stapling Resolution

If the Internalisation by Stapling Resolution is passed by Holders by the requisite majorities set out in the EM and all conditions to that resolution are satisfied, clauses 21.3 to 21.7 are to have effect.

21.3 Implementation of the Internalisation by Stapling Proposal and limitation of liability

(a) The Internalisation by Stapling Proposal binds the Trustee and all present and future Unitholders notwithstanding that particular Unitholders may not have approved the Internalisation by Stapling Proposal.

(b) The Trustee must give effect to the Internalisation by Stapling Proposal in accordance with its terms.

(c) Having regard to the functions of the Trustee and without limiting anything else in this clause 21, the Trustee has power to do all things which it considers necessary, desirable or reasonably incidental to give effect to the Internalisation by Stapling Proposal and those powers apply notwithstanding, and not limited by, any other clause in this deed.

(d) Subject to the Corporations Act, the Trustee will not have any liability to Holders that arises, directly or indirectly, from the

[15] Clause amended by Supplemental Deed 22 dated 9 May 2000.

Trustee doing or refraining from doing any act (including the execution of a document) pursuant to, or in connection with the implementation of the Internalisation by Stapling Proposal, to any greater extent than the extent to which it is entitled to be and is in fact indemnified out of the assets of the Trust Fund.

21.4 Appointment of Trustee as agent and attorney

The Trustee is irrevocably appointed the agent and attorney of each Holder to execute all documents and do all things which it reasonably considers are necessary or desirable to be executed or done on behalf of the Holder to give effect to the Internalisation by Stapling Proposal. The Trustee is authorised to executed these documents and do these things without needing further authority or approval from the Holder.

21.5 Implementation Steps

Without limiting clauses 21.3 and 21.4, in connection with the Internalisation by Stapling Proposal the Trustee has the power to:

(a) make the distributions to Unitholders contemplated by, and at the times set out in, the EM;

(b) take all action necessary to implement the Sale Facility including transfer all Units that each Excluded Foreign Unitholder holds at that time to the bank engaged to provide the Sale Facility;

(c) act as agent for Unitholders in subscribing for GPT Co shares and where GPT Co shares are to be transferred to Unitholders, each Unitholder authorises the Trustee to act as the Unitholder's agent:

  (1) to agree to obtain the GPT Co shares; and

  (2) to become a member of GPT Co; and

(d) on the Internalisation Implementation Date, apply, on behalf of each Unitholder to GPT Co to subscribe for the relevant Unitholder's Share Entitlement at $0.15 per GPT Co share.

21.6 Interested dealings by the Trustee

Subject to the Corporations Act, the Trustee or an officer, employee, associate of the Trustee may do the things described in clauses 21.3 to 21.5 even if it has an interest in the outcome.

21.7 Paramountcy

Subject to clause 1.4 and 1.5, this part 21 has effect notwithstanding any other clause of this deed and any clause of this deed which is inconsistent with this part 21 does not operate to the extent of any inconsistency.

Schedule [opt1]1 - Costs

(Clause 10.4)

1 All Costs in connection with:

(a) the services specified as functions of the Trustee under this deed;

(b) arranging or effecting any of the matters within the power of the Trustee under clause 6;

(c) any moneys paid or payable to any property manager, valuer, Approved Valuer, solicitor, barrister, accountant, surveyor, contractor, qualified advisor or other person appointed by the Trustee pursuant to Clause 6.2, any of which may be a related body corporate of the Trustee;

(d) any acquisition or sale of, or other dealing with, any asset or investment of the Trust Fund, or any proposal for any such acquisition, sale or dealing, whether or not that acquisition, sale or dealing is subsequently effected;

(e) any valuation or commercial appraisal of any asset or investment or proposed asset or investment of the Trust Fund;

(f) any audit of the Trust Fund or other action required of the Auditor in connection with the Trust;

(g) any moneys paid or payable to the ASX or any other stock exchange in connection with the Trust;

(h) the establishment of any new Register or the maintenance of any Register as required under the Corporations Act;

(i) the production, printing and distribution of all reports, notices and communications to Unitholders and Optionholders;

(j) the convening and holding of any meeting of Unitholders or Optionholders or both and implementing any resolutions or decisions thereof;

(k) any issue of Units, Stapled Securities, options to subscribe for or purchase Units, or Stapled Securities, notes, debentures, convertible notes or convertible debentures or any other securities or debt instruments from time to time issued by the Trust or the Trustee or the making of arrangements for, or underwriting of, any issue of any of the foregoing;

(l) the satisfaction of any Tax.;

(m) if the Trust Fund is not held by the Trustee, the implementation and ongoing maintenance of adequate custody arrangements for the Trust Fund, including the payment of any fees charged by any third party custodian; and

(n) if the Trust Fund is held by the Trustee, the implementation and ongoing maintenance of adequate custody arrangements for the Trust Fund.

2 All like amounts or amounts incidental thereto.

3 All amounts payable to the former trustees of the Trust, Perpetual Trustee Company Limited, in accordance with an agreement to be entered into between Perpetual Trustee Company Limited as retiring trustees and GPT Management Limited as incoming trustee.

Schedule [opt2]2 - Meetings of Holders[opt3]

(Part 17)

1 Notice of meeting

If the Trustee omits to give a Holder notice of a Meeting or if a Holder does not receive notice, the Meeting is still valid.

2 Who may attend and address meeting of Unitholders

(a) The Trustee, the directors of the Trustee, the Auditor, the auditor of the Trust's Compliance Plan, and any person invited by any of them is entitled to attend and address a Meeting or an adjourned Meeting.

(b) While the Units are Stapled, the directors, auditors and representatives of each Stapled Entity may attend and speak at any meeting, or invite any other person to attend and speak.

3 Quorum

(a) No business may be transacted at any Meeting unless a quorum of Holders is present at the time when the meeting proceeds to business.

(b) The quorum for a Meeting convened to consider a special resolution to modify, repeal or replace this deed under section 601GC(1)(a) of the Corporations Act is 20 Holders.

(c) The quorum for a Meeting convened to consider any special or extraordinary resolution (other than the special resolution referred to in paragraph 3(b)) is 20 Holders.

(d) The quorum for any Meeting (other than the meetings referred to in paragraphs 3(b) and (c)) is 10 Holders.

(e) A Holder is counted towards a quorum even though the Holder may not be entitled to vote on the resolution at the Meeting.

(f) If a quorum is not present within half an hour from the time appointed for the meeting, the Meeting must be adjourned as the chairman directs.

(g) Other than for a meeting to consider an extraordinary resolution, at an adjourned Meeting the Holders with voting rights who are present either in person or by proxy constitute a quorum and are entitled to pass the resolution.

4 Adjournments

The chairman may adjourn a meeting for any reason to such time and place as the chairman thinks fit.

5 Proxies

(a) Any person including a Holder may act as a proxy.

(b) If the appointer of a proxy is an individual, the instrument of appointment must be in writing and signed by the appointer or the appointer's attorney authorised in writing. While the Units are Stapled, the

form of proxy used may be the same form as the Holder uses to appoint a proxy to vote on their behalf in respect of the Attached Securities.

(c) If the appointer of a proxy is a corporation, the instrument of appointment must be:

(1) under its common seal (if any);

(2) under the hand of an officer or attorney who has been authorised by the corporation;

(3) under the hand of any 2 directors or a director and a secretary; or

(4) in the case of a corporation where the sole director and sole secretary are the same person, under the hand of that person.

(d) The instrument appointing a proxy and, if the Trustee so determines, the original or certified copy of the power of attorney under which it is signed, must be:

(1) deposited with the Trustee; or

(2) received at a fax number at the Trustee's registered office; or

(3) at a place, fax number or electronic address specified for that purpose in the notice of meeting,

at least 48 hours, or any shorter period determined by the Trustee from time to time, before the time appointed for the meeting at which the proxy proposes to vote.[15]

(e) If paragraph 5(d) is not complied with, the proxy is invalid.

(f) The Trustee is not obliged to enquire whether a proxy has been validly given.

(g) A vote given under an instrument of proxy is valid even though the principal is insane at the time, has died or has revoked the proxy or the authority under which the proxy was executed.

(h) Paragraph 5(g) does not apply if the Trustee has notice in writing of the death, insanity or revocation before the meeting at which the proxy is to be used.

6 Voting

(a) A poll is to be conducted as directed by the chairman at the meeting or any adjournment of the meeting.

(b) The demand for a poll does not discontinue the meeting except to decide the question for which the poll is demanded.

(c) The result of the poll is regarded as the resolution of the meeting.

(d) A poll may not be demanded on any resolution concerning:

(1) the election of the chairman of a meeting; or

(2) the adjournment of a meeting.

(e) If a Holder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental

health, the Holder's committee or Trustee or other person who properly has the management of the Holder's estate may exercise any rights of the Holder in relation to a Meeting as if the committee, Trustee or other person were the Holder.

7 Joint Holders

Joint Holders are counted as a single Holder for the purposes of calculating the number of Holders who have:

(a) requested a Meeting under section 252B(1) of the Corporations Act;

(b) given the Trustee notice of a special or extraordinary resolution they propose to move at a Meeting under section 252L(1) of the Corporations Act;

(c) requested that a statement be distributed to members under section 252N of the Corporations Act; or

(d) demanded a poll under section 253L of the Corporations Act.

8 Class Meetings

The provisions of Part 2G.4 of the Corporations Act, part 17 of this deed and this Schedule 2 relating to Meetings apply so far as they can and with such changes as are necessary, to each separate meeting of Holders of Units or Options or in a class of Units or Options.

9 Stapled Security Meetings

While the Units are Stapled, meetings of the Unitholders may be held in conjunction with meetings of the holders of the Attached Securities and, subject to the Corporations Act, the Trustee is entitled to make such rules for the conduct of such Stapled Security holder meetings as the Trustee determines.

Table of contents

CONSOLIDATED TRUST DEED

constituting

GENERAL PROPERTY TRUST

Comprising the Deed of Trust dated 27 November, 1970 between Lend Lease Management (N.S.W.) Limited ("the Manager") of the one part, and Burns Philp Trustee Company Limited ("the Trustee") of the other part, as amended by:

1. Deed dated 16 June 1972;
2. Second Supplemental Deed dated 21 June 1973;
3. Third Supplemental Deed dated 14 April 1975;
4. Fourth Supplemental Deed dated 22 November 1977;
5. Fifth Supplemental Deed dated 28 June 1978;
6. Sixth Supplemental Deed dated 28 March 1980;
7. Seventh Supplemental Deed dated 20 May 1981;
8. Eighth Supplemental Deed dated 23 December 1983;
9. Ninth Supplemental Deed dated 11 September 1985;
10. Tenth Supplemental Deed dated 18 July 1990;
11. Eleventh Supplemental Deed dated 7 July 1993;
12. Twelfth Supplemental Deed dated 8 February 1994;
13. Thirteenth Supplemental Deed dated 24 May 1994;
14. Fourteenth Supplemental Deed dated 15 August 1994;
15. Fifteenth Supplemental Deed dated 6 September 1994;
16. Sixteenth Supplemental Deed dated 30 December 1994;
17. Seventeenth Supplemental Deed dated 18 July 1996 (effective 26 July 1996);
18. Eighteenth Supplemental Deed dated 30 April 1997 (effective 1 May 1997);
19. Nineteenth Supplemental Deed dated 17 November 1997 (effective 24 November 1997); and
20. Twentieth Supplemental Deed dated 27 July 1999 (effective 27 July 1999);

21 Twenty First Supplemental Deed dated 11 October 1999 (effective on registration of the Trust as a managed investment scheme. The effect of the Twenty First Supplemental Deed was to replace all provisions of the Trust Deed except clauses 2.1, 2.3 and 2.4); and

22 Twenty Second Supplemental Deed dated 9 May 2000.

23 Twenty Third Supplemental Deed dated 13 June 2000.

24 Twenty Fourth Supplemental Deed dated 21 March 2001.

25 Unitholder Resolution dated 23 April 2002.

26 Unitholder Resolution dated 29 April 2003.

27 Twenty Fifth Supplemental Deed dated 2 June 2005.

28 Twenty Sixth Supplemental Deed dated 2 June 2005.

Company - GPT RE Limited
File No 34819

Constitution of GPT Management Holdings Limited

ACN 113 510 188

The Corporations Act

A public company limited by shares

Registered in Victoria

Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Tel 61 2 9230 4000
Fax 61 2 9230 5333
www.aar.com.au

Certificate of Registration of a Company

This is to certify that

GPT MANAGEMENT HOLDINGS LIMITED

Australian Company Number 113 510 188

is a registered company under the Corporations Act 2001 and is taken to be registered in Victoria.

The company **is limited by shares.**

The company is a **public** company.

The day of commencement of registration is
the twenty-second day of April 2005.

Issued by the
Australian Securities and Investments Commission
on this twenty-second day of April, 2005.

Jeffrey Lucy
Chairman

Constitution of GPT Management Holdings Limited

Table of Contents

Constitution of GPT Management Holdings Limited

General

1. Definitions

The following definitions apply in this Constitution unless the context requires otherwise:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

ASTC Settlement Rules means the operating rules of ASTC or of any relevant organisation which is an alternative or successor to, or replacement of, ASTC or of any applicable CS facility licensee.

Attached Security means a Security or Securities which are from time to time Stapled or to be Stapled to an Ordinary Share.

Business Day has the meaning given in the Listing Rules.

Chair means the person occupying the position of Chair or acting Chair of the Directors under Rule 37 or Rule 38.

Class A Share means a Class A share in the capital of the Company with the rights set out in Rule 11.

Class B Share means a Class B share in the capital of the Company with the rights set out in Rule 12.

Corporations Act means the *Corporations Act 2001* (Cth) and the Corporations Regulations.

Corresponding Number in relation to an Attached Security means at any time the number of those Attached Securities that are stapled to an issued Ordinary Share at that time.

CS facility licensee means a person who holds a licence under the Corporations Act which authorises the person to operate a clearing and settlement facility.

Director means a person appointed or elected to the office of director of the company in accordance with this Constitution.

Dividend includes an interim dividend.

Exchange means Australian Stock Exchange Limited and includes any successor body.

Finance Director *means* a person appointed as finance director in accordance with Rule 54.

Listing Rules means the Listing Rules of the Exchange and any other rules of the Exchange which are applicable while the company is admitted to the Official List of the Exchange, each as amended or replaced from time to time.

Managing Director means a person appointed as managing director in accordance with Rule 54.

Member means a person whose name is entered in the Share Register as a member of the company.

Official List has the meaning given in the Listing Rules.

Ordinary Share means an ordinary share in the capital of the company.

Person and words importing persons means any person including partnerships, associations and bodies corporate, unincorporated bodies and all other entities or associations recognised by law as well as individuals.

Proper ASTC Transfer has the meaning given in the Corporations Regulations.

Secretary means a person appointed as, or to perform the duties of, secretary of the company.

Security has the meaning given in section 92(1) of the Corporations Act and includes shares, the right to shares, options to acquire shares and other securities with rights to conversion to equity.

Securities Register means the register of holders of any Security.

Share means a share in the capital of the company issuable by the Directors pursuant to Rule 5 in such classes as the Directors may from time to time determine and having the rights, being subject to the restrictions, specified in this Constitution or by the Directors.

Shareholder Present means, in connection with a meeting, the shareholder present at the venue or venues for the meeting, in person or by proxy, by attorney or, where the shareholder is a body corporate, by representative.

Share Register means the register of members of the company.

Stapled means in relation to an Ordinary Share and an Attached Security or Attached Securities, being linked together so that one may not be dealt with without the other or others.

Stapled Entity means any trust, corporation, managed investment scheme or other entity the Securities in which are Stapled to Ordinary Shares.

Stapled Security means an Ordinary Share and each Attached Security which are Stapled together.

Stapled Security Register means the register of Stapled Securities to be established and maintained by or on behalf of the company in accordance with Rule 85.

Stapling means the process that results in the Ordinary Shares and Attached Securities being and remaining Stapled to each other.

Stapling Date means the date and time determined by the company to be the first day and time on which all Ordinary Shares on issue in the company are Stapled to an Attached Security or Attached Securities.

Uncertificated Securities Holding means Securities of the company which under the Corporations Act, the Listing Rules or any Uncertificated Transfer System may be held in uncertificated form.

Uncertificated Transfer System means any system operated under the Corporations Act, the Listing Rules or the ASTC Settlement Rules which regulates the transfer or registration of, or the settlement of transactions affecting, shares of the company in uncertificated form

and includes CHESS (as defined in the ASTC Settlement Rules) as it applies to shares in certificated and uncertificated form.

Unstapled in relation to an Ordinary Share and an Attached Security or Attached Securities, means no longer being linked together so that one may be dealt with without the other or others.

Unstapling Date means the date determined pursuant to Rule 83.

2. Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless any contrary intention appears in this Constitution or the context requires otherwise.

(a) The singular includes the plural and conversely.

(b) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(c) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

(d) A word or phrase given a meaning in the Corporations Act has the same meaning in this Constitution.

(e) A reference to the Listing Rules or the ASTC Settlement Rules is to the Listing Rules or the ASTC Settlement Rules in force in relation to the company after taking into account any waiver or exemption which is in force either generally or in relation to the company.

3. Listing Rules and the Corporations Act

(a) If the Company is admitted to the Official List, the following paragraphs apply:

(i) Notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done.

(ii) Nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done.

(iii) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(iv) If the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision.

(v) If the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision.

(vi) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

(b) The replaceable rules contained in the Corporations Act do not apply to the company.

4. Stapling Provisions

Notwithstanding anything else contained in this Constitution, any reference in this Constitution that relates to Stapling, including without limitation Rules 81 to 88, applies only from the first Stapling Date and while an Ordinary Share is a component of a Stapled Security.

Capital

5. Issue of Securities

(a) Without affecting any special rights conferred on the holders of any Securities, any Securities may be issued (including, subject to Rule 5(c), Class A or Class B Shares) with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Directors may determine and on any terms the Directors consider appropriate. This is subject to Rule 6.

(b) Unless otherwise provided by the terms of issue, the issue of any new Securities ranking equally with existing Securities is not a variation of the rights conferred on the holders of the existing shares.

(c) No Class A Shares or Class B Shares will be issued while the company is admitted to the Official List (including while an application for admission has been made and not withdrawn).

6. Conversion of Ordinary Shares and consent to issue

(a) Upon the company issuing any Class A Shares, all Ordinary Shares on issue shall be varied so that they have the same rights as Class A Shares.

(b) If there are any Class A Shares or Class B shares on issue the unanimous written consent of the holders of those shares is required before any Securities are issued or Securities are converted or reclassified in accordance with Rule 31.

(c) This Rule ceases to apply if the company is admitted to the Official List.

7. Preference Shares

If the company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of either or both the company and the holder are, liable to be redeemed, whether out of share capital, profits or otherwise;

(b) the preference shares are to confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Directors decide at the time of issue of the preference shares;

(c) (i) the preference shares are to confer on the holders a right to receive out of the profits of the company available for Dividend a preferential Dividend at the rate or of the amount (which may be subject to an index) and on the basis decided by the Directors at the time of issue of the preference shares;

(ii) in addition to the preferential Dividend, the preference shares may participate with the ordinary shares in Dividends determined by the Directors if and to the extent the Directors decide at the time of issue of the preference shares; and

(iii) the preferential Dividend may be cumulative if and to the extent the Directors decide at the time of issue of the preference shares;

(d) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any Dividends accrued (whether determined or not) but unpaid and of any arrears of Dividends; and

(ii) the right, in priority to any payment of Dividend on any other class of shares, to the preferential Dividend;

(e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a meeting if, at the date of the meeting, the Dividend on the preference shares is in arrears;

(ii) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the preference shares;

(C) to wind up the company;

(D) for the disposal of the whole of the property, business and undertaking of the company;

(iii) on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a meeting held during the winding up of the company; and

(g) the company may issue further preference shares ranking equally in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.

8. Recognition of Third Party Interests

(a) Except as required by law, the company is not bound to recognise a person as holding a Security on any trust.

(b) Whether or not it has notice of the rights or interests concerned, the company is not bound to recognise:

(i) any equitable, contingent, future or partial claim to, or interest in, any share or unit of a Security; or

(ii) any other right in respect of a Security,

except an absolute right of ownership of the shareholder or as otherwise provided by this Constitution or by law.

9. Surrender of Securities

(a) In their discretion, the Directors may accept a surrender of Securities, and in the case of an Ordinary Share each Attached Security which is Stapled to it by way of compromise of any question as to whether or not those Securities have been validly issued or in any other case where the surrender is within the powers of the company. Any Securities surrendered may be sold or re-issued in the same manner as forfeited shares.

(b) While Stapling applies, an Ordinary Share may not be surrendered unless each Attached Security Stapled to it is also surrendered.

10. Joint Holders

Where two or more persons are registered as the holders of any Securities, they are considered to hold the Securities as joint tenants with benefits of survivorship subject to the following provisions:

(a) the company is not bound to register more than three persons as the holders of the Securities;

(b) the joint holders of the Securities are liable severally as well as jointly in respect of all payments which ought to be made in respect of the Securities;

(c) on the death of any one of the joint holders, the remaining joint holders are the only persons recognised by the company as having any title to the Securities but the Directors may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the Securities;

(d) any one of the joint holders may give a receipt for any Dividend, bonus or return of capital payable to the joint holders in respect of the Securities;

(e) only the person whose name stands first in the Securities Register as one of the joint holders of the Securities is entitled, if the company determines to issue certificates for Securities, to delivery of a certificate relating to the Securities or to receive notices from the company and any notice given to that person is considered notice to all the joint holders; and

(f) any one of the joint holders may vote at any meeting of the company either personally or by properly authorised representative, proxy or attorney, in respect of the Securities as if that joint holder was solely entitled to the Securities. If more than one of the joint holders are present personally or by properly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Securities Register counts.

Share Rights

11. Class A Shares

(a) Each Class A Share confers on its holder the right in a winding up or reduction of capital to payment in cash equally with Ordinary Shares of any amount paid in subscribing for the share.

(b) A Class A Share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up, reduction of capital or otherwise, except as set out in Rule 11(a).

(c) Except as otherwise provided in Rule 11, a Class A Share confers on its holder the same rights as and ranks equally with an Ordinary Share.

12. Class B Shares

(a) The holder of a Class B Share has the same right as the holder of an Ordinary Share to receive notice of and to attend a general meeting of the company and to receive a copy of any documents to be laid before that meeting.

(b) A Class B Share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(i) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to any share;

(C) to reclassify or convert any shares from one class to another class in accordance with Rule 31;

(D) to increase the remuneration of the Directors under to Rule 50; or

(E) to wind up the company; or

(ii) during the winding up of the company.

(c) Except as otherwise provided in Rule 12, a Class B Share confers on its holder the same rights as and ranks equally with an Ordinary Share.

Certificates for Securities

13. Uncertificated Holdings

If and for so long as dealings in Securities of the company take place under an Uncertificated Transfer System:

(a) the company need not issue any certificate in respect of Securities held as an Uncertificated Securities Holding;

(b) the Securities Register may distinguish between shares or other Securities held in certificated form and Securities held as an Uncertificated Securities Holding; and

(c) the company may issue a joint holding statement with each Stapled Entity to evidence the holding of Stapled Securities.

14. Certificates

Directors may determine to issue certificates for Securities of the company and to cancel any certificates on issue and to replace lost, destroyed or defaced certificates on issue on the basis and in the form they determine from time to time.

Forfeiture and Lien

15. Liability to Forfeiture

(a) If a shareholder fails to pay any sum payable in respect of any shares, either for money payable on issue, calls or instalments, on or before the day for payment, the Directors may serve a notice on the shareholder requiring payment of the unpaid sum, together with interest accrued and all expenses of the company incurred by reason of the non-payment.

(b) The notice must:

(i) specify a day (not earlier than 14 days after the date of service of the notice) on or before which and a place where the payment required by the notice is to be made; and

(ii) state that, if payment is not made by the time and at the place specified, the shares in respect of which the call was made are liable to be forfeited. While the shares are officially quoted on the Exchange, the notice must contain any other information required by the Listing Rules.

(c) For the purposes of Rules 15 to 22, while Stapling applies, a call or instalment will not be regarded as having been properly paid unless any amount payable at the same time in relation to partly paid Attached Securities is also paid.

16. Power to Forfeit

(a) If the requirements of a notice served under Rule 15 are not complied with, any share in respect of which the notice has been given may at any time afterwards, but before the payment required by the notice has been made, be forfeited by a resolution of the Directors in their discretion to that effect. The forfeiture includes all Dividends, interest and other money payable by the company in respect of the forfeited shares and not paid before the forfeiture.

(b) While Stapling applies, if any Attached Security is forfeited the Directors may forfeit the Ordinary Share to which it is Stapled.

17. Consequences of Forfeiture

A person whose shares have been forfeited:

(a) ceases to be a shareholder in respect of the forfeited shares at the time and on the date of the passing of the Directors' resolution approving the forfeiture;

(b) has no claims or demands against the company in respect of those shares;

(c) has no other rights incident to the shares except the rights that are provided by the Corporations Act or saved by this Constitution; and

(d) remains liable to pay to the company all money that, at the date of forfeiture, was payable by the person to the company in respect of the shares (including, if the Directors determine, interest from the date of forfeiture at the rate the Directors determine). The Directors may enforce the payment of the money or any part of the money for which the shareholder is liable as they determine.

18. Lien on Shares

(a) The company has a first and paramount lien on every share and on the proceeds of sale of every share for:

(i) any amount due and unpaid in respect of the share which has been called or is payable at a fixed time;

(ii) any amounts which remain outstanding on loans made by the company to acquire the share under an employee incentive scheme;

(iii) all amounts that the company may be called on by law to pay (and has paid) in respect of the share; and

(iv) reasonable interest and expenses incurred by the company in respect of the unpaid amounts.

(b) The Directors may at any time exempt a share wholly or in part from the provisions of Rule 18.

(c) The lien extends to all Dividends and entitlements payable in respect of the shares but, if the company registers a transfer of any shares or Attached Securities which are Stapled to it on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the company in respect of that claim. The Directors may retain those Dividends or entitlements and may apply them in or towards satisfaction of all amounts due to the company in respect of which the lien exists.

(d) No person is entitled to exercise any rights or privileges as a shareholder until the shareholder has paid all calls and instalments of calls and other moneys (including interest) for the time being payable in respect of every share held by the shareholder.

(e) Except in the case of a Proper ASTC Transfer, if any money is paid or payable by the company under any law, the company may refuse to register a transfer of any shares by the shareholder or the shareholder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any Dividend, bonus or other money then due or payable by the company to the shareholder, until the excess is paid to the company. The power to refuse to register a transfer does not extend to a Proper ASTC Transfer which is purported to be effected while a holding lock is in place as referred to in Rule 26.

(f) Nothing in Rule 18 affects any right or remedy which any law confers on the company and any right or remedy is enforceable by the company whether against the shareholder or the shareholder's personal representative.

19. Notice of Forfeiture

When any share is forfeited, notice of the resolution of the Directors must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture,

and an entry of the forfeiture and the date of forfeiture must be made in the Share Register. Failure to give notice or make the entry as required by Rule 19 does not invalidate the forfeiture. At any time before any forfeited share is sold or otherwise disposed of, the Directors may annul the forfeiture of the share on any condition they determine.

20. Disposal of Forfeited Shares

(a) Any forfeited share is considered the property of the company and the Directors may sell or otherwise dispose of or deal with the share in any manner they determine and with or without any money paid on the share by any former holder being credited as paid up.

(b) For the purpose of enforcing a lien, the Directors may also sell the shares which are subject to the lien in any manner they determine and with or without giving any notice to the shareholder in whose names the shares are registered. The Directors may authorise a person to do everything necessary to transfer the shares sold to the purchaser of the shares.

(c) The validity of the sale of the shares may not be impeached by any person after the transfer has been registered, and the purchaser is not bound to see to the application of the purchase money.

(d) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(e) The purchaser is discharged from liability for any calls which may have been due before the purchase of those shares, unless otherwise agreed.

(f) The remedy of any person aggrieved by the sale is in damages only and against the company exclusively.

21. Application of Proceeds of Sale

(a) The proceeds of a disposal of shares may be applied by the company in payment of:

(i) first, the expenses of the disposal; and

(ii) second, that part of the amount in respect of which the lien exists as is presently payable.

(b) Any residue is to be paid to the person entitled to the shares immediately prior to the sale, on delivery by that person of the certificate, if any, for the shares that have been sold.

(c) Subject to Rule 21(b), until the proceeds of sale of a share or Attached Security sold by the company are claimed or otherwise disposed of according to law, the directors may invest or use the proceeds in any other way for the benefit of the company.

(d) The company is not required to pay interest on money payable to a former holder under Rule 21.

22. Transfers After Forfeiture and Sale

(a) If any shares are sold or disposed of as a result of forfeiture or for the purpose of enforcing a lien, the Directors of the company or their nominee may:

(i) receive the purchase money or consideration given for the shares and, to the extent permitted by the constitutions of the other Stapled Entities, also any money or consideration payable in respect of the forfeited Attached Securities on the disposal;

(ii) effect or cause to be effected a transfer of the shares and Attached Securities and execute or cause to be executed, or appoint a person to execute, on behalf of the former holder an instrument of transfer of the shares and Attached Securities or any other instrument for the purpose of giving effect to the disposal; and

(iii) register as the holder of the shares and Attached Securities the person to whom the shares and Attached Securities have been disposed of in the Register.

(b) If the company or its nominee receives the purchase money or consideration for the Attached Securities it must account to each Stapled Entity for that portion of the purchase money or consideration received in respect of the Attached Securities of that Stapled Entity having regard to the fair value of the Ordinary Share and each of the Attached Securities.

Call on Shares

23. Directors' Power to Make Calls

(a) Subject to the terms of issue of any shares, the Directors may make calls on the shareholders in respect of any money unpaid on the shares.

(b) The Directors may revoke or postpone a call.

(c) A call may be required to be paid by instalments.

(d) A call is made at the time of or as specified in the resolution of the Directors authorising the call.

(e) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any shareholder does not invalidate the call.

24. Interest on Unpaid Amounts

(a) If a sum called or otherwise payable to the company in respect of a share is not paid before or on the day for payment, the person from whom the sum is due must pay:

(i) interest on the sum from the due date to the time of actual payment at the rate determined by the Directors; and

(ii) any costs and expenses incurred by the company by reason of non-payment or late payment of the sum.

(b) The Directors may waive payment of some or all of the interest, costs and expenses under Rule 24(a).

25. Differentiation Between Holders

The Directors may differentiate on the issue of shares between the holders as to the amount of calls to be paid and the times of payment.

Transfer of Securities

26. Transfers

(a) A transfer of any Securities may be effected by:

(i) a written transfer in the usual or common form or in any form the Directors may prescribe or in a particular case accept, properly stamped (if necessary) being delivered to the company; or

(ii) a Proper ASTC Transfer, which is to be in the form required or permitted by the Corporations Act or the ASTC Settlement Rules; or

(iii) any other electronic system established or recognised by the Listing Rules in which the company participates in accordance with the rules of that system.

(b) Except in the case of a Proper ASTC Transfer, the transferor is considered to remain the holder of the Securities transferred until the name of the transferee is entered on the Securities Register. A Proper ASTC Transfer is considered recorded in the Securities Register and the name of the transferee to be registered as the holder of the Securities comprised in the Proper ASTC Transfer, as provided in the ASTC Settlement Rules.

(c) The Directors may take any action they determine to comply with the ASTC Settlement Rules and may request the ASTC to apply a holding lock to prevent a transfer of Securities the subject of the ASTC Settlement Rules if the Directors determine.

(d) The company may do anything necessary or desirable to facilitate participation by the company in any Uncertificated Transfer System.

27. Directors may Refuse to Register

(a) The Directors may refuse to register any transfer of Securities:

(i) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(ii) on which the company has a lien or which are subject to forfeiture;

(iii) if permitted to do so under the Listing Rules; or

(iv) Rule 84 requires a transfer not to be registered.

(b) The decision of the Directors relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Corporations Act or the Listing Rules does not invalidate the decision of the Directors.

28. Transfer and Certificate (if any)

(a) Every transfer must be left for registration at the registered office of the company or any other place the Directors determine. Unless the Directors otherwise determine either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the Securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Directors may require to prove the title of the transferor, the transferor's right to transfer the Securities, execution of the transfer or compliance with the provisions of any law relating to stamp duty. The requirements of Rule 29 do not apply in respect of a Proper ASTC Transfer.

(b) Subject to Rule 28(a), on each application to register the transfer of any Securities or to register any person as the holder in respect of any Securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the Securities in respect of which registration is required must be delivered to the company for cancellation and on registration the certificate is considered to have been cancelled.

(c) Each transfer which is registered may be retained by the company for any period determined by the Directors after which the company may destroy it.

Transmission of Shares

29. Transmission on Death

(a) Where a Security holder dies:

(i) the legal personal representatives of the deceased, where the Security holder was a sole holder or a joint holder holding as a tenant in common; and

(ii) the survivor or survivors, where the Security holder was a joint holder,

are the only persons recognised by the company as having any title to the Security holder's interest in the Securities of the company (as the case may be).

(b) Subject to the Corporations Act, the Directors may require evidence of a Security holder's death as they determine.

(c) Rule 30 does not release the estate of a deceased joint holder from any liability in respect of any share that had been jointly held by the holder with other persons.

30. Transmission by Operation of Law

A person (a ***transmittee***) who establishes to the satisfaction of the Directors that the right to any Securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the Securities or may (subject to the provisions in this Constitution relating to transfers) transfer the Securities. The Directors have the same right to refuse to register the transmittee as if the transmittee was the transferee named in a transfer presented for registration.

Alteration of Capital

31. Power to reclassify Share Capital

Subject to Rule 6 and the Corporations Act, the company may reclassify or convert shares from one class to another. The Directors may do anything which is required to give effect to any resolution authorising reclassification or conversion of the share capital of the company.

32. Power to Alter Share Capital

The company may reduce or alter its share capital in any manner provided for by the Corporations Act. The Directors may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the company and, without limitation, may make provision for the issue of fractional certificates or the sale of fractions of shares and the distribution of net proceeds as they think fit.

General Meetings

33. Power of Directors to Convene

(a) By a resolution of the Directors, the company may call a general meeting of the company to be convened at the time and place or places (including at two or more venues using technology that gives shareholders a reasonable opportunity to participate) and in the manner determined by the Directors.

(b) While Stapling applies, the Directors may call a meeting of members in conjunction with a meeting of the holders of the Attached Securities and, subject to the

Corporations Act, make such rules for the conduct of such Stapled Security holder meetings as they see fit.

(c) No shareholder may convene a general meeting of the company except where entitled under the Corporations Act to do so.

(d) By resolution of the Directors any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Corporations Act. The Directors may give notice of cancellation or postponement as they determine, but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

34. Notice of General Meetings

Where the company has called a general meeting, notice of the meeting may be given in the form and manner in which the Directors determine. The non-receipt of a notice convening a general meeting by, or the accidental omission to give notice to, any person entitled to receive notice does not invalidate the proceedings at or any resolution passed at the meeting.

35. Business of AGMs and General Meetings

(a) The business of an annual general meeting of the company is to receive and consider the accounts and reports required by the Corporations Act to be laid before each annual general meeting, to elect Directors, when relevant to appoint an auditor and fix the auditor's remuneration, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting.

(b) Except with the approval of the Directors, with the permission of the Chair or under the Corporations Act, no person may move at any meeting either any resolution (except in the form set out in the notice of meeting given under Rule 34) or any amendment of any resolution.

36. Quorum

(a) No business may be transacted at any general meeting except, subject to Rule 37, the election of the Chair unless a quorum of shareholders is present at the time when the meeting proceeds to business.

(b) Except as otherwise provided in this Constitution;

(i) the quorum for a general meeting convened to consider a special resolution to modify, repeal or replace this Constitution is 20 Shareholders Present;

(ii) the quorum for a general meeting convened to consider any special resolution (other than the special resolution referred to in Rule 36(b)(i)) is 20 Shareholders Present; and

(iii) the quorum for any general meeting (other than the meetings referred to in Rules 36(b)(i) and 36(b)(ii)) is 10 Shareholders Present.

However, if there are any Class A or Class B shares on issue, the quorum for a general meeting will be 2 Shareholders Present.

(c) If there is not a quorum at a general meeting within 30 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Chair or the Directors adjourn the meeting to a date, time and place determined by the Chair or the Directors. If no quorum is present at any adjourned meeting within 30 minutes after the time for the meeting, the meeting is dissolved.

37. Conduct of Meetings

(a) Subject to Rule 37(b), the Chair of Directors or, in the Chair's absence, the deputy Chair is entitled to preside as Chair at every general meeting.

(b) Where a general meeting is held and:

(i) there is no Chair or deputy Chair; or

(ii) the Chair or deputy Chair is not present within 15 minutes after the time appointed for the meeting or does not wish to act as Chair of the meeting,

the Directors present may choose one of their number or, in the absence of all Directors or if none of the Directors present wish to act, the Shareholders Present may elect one of their number to be Chair of the meeting.

(c) The general conduct of each general meeting of the company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chair.

(d) The Chair may make rulings without putting the question (or any question) to the vote if the Chair considers action is required to ensure the orderly conduct of the meeting.

(e) The Chair may require the adoption of any procedures which are in the Chair's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the company, whether on a show of hands or on a poll.

(f) The Chair or a person acting with the Chair's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chair or a person acting with the Chair's authority considers appropriate. The Chair or a person acting with the Chair's authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chair or a person acting with the Chair's authority, or any person who possesses an article

which the Chair or person acting with the Chair's authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chair considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chair may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the Shareholders Present.

(g) Any determination by the Chair in relation to matters of procedure (including any procedural motions moved at, or put to, any meeting) or any other matter arising directly or indirectly from the business is final (including any procedural motions moved at, or put to, any meeting). Any challenge to a right to vote (whether on a show of hands or on a poll) or to a determination to allow or disregard the vote may only be made at the meeting and may be determined by the Chair whose decision is final.

(h) If a person purports to cast a vote in contravention of the Corporations Act or Listing Rules, the Chair may determine that the vote be disregarded and treated as not having been cast.

(i) Nothing contained in Rule 37 limits the powers conferred on a Chair by law.

38. Acting Chair

(a) If during any general meeting the Chair acting under Rule 37 is unwilling to Chair any part of the proceedings, the Chair may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be acting Chair of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the acting Chair is to withdraw and the Chair is to resume to Chair the meeting.

(b) Where an instrument of proxy appoints the Chair as proxy for the part of the proceedings for which an acting Chair has been nominated, the instrument of proxy is taken to be in favour of the acting Chair for the relevant part of the proceedings.

39. Adjournments

During the course of the meeting the Chair may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting to be held at the time and place determined by the Chair. If the Chair exercises a right of adjournment of a meeting under Rule 39, the Chair has the sole discretion to decide whether to seek the approval of the Shareholders Present to the adjournment and, unless the Chair exercises that discretion, no vote may be taken by the Shareholders Present in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

40. Voting at General Meetings

(a) The Chair may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

(b) Unless the Chair makes the determination referred to in Rule 40(a) each question submitted to a general meeting is to be decided in the first instance by a show of hands.

(c) Unless a poll is demanded, a declaration by the Chair following a vote on a show of hands that a resolution has been passed or lost is conclusive, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(d) A poll may be demanded by a shareholder in accordance with the Corporations Act (and not otherwise) or by the Chair. No poll may be demanded on the election of a Chair of a meeting or, unless the Chair otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

41. Special Meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Corporations Act.

42. Procedure for Polls

(a) When demanded, a poll may be taken in the manner and at the time the Chair directs.

(b) The result of a poll may be announced in the manner and at the time (whether during the relevant meeting or afterwards) as the Chair considers appropriate.

(c) The result of the poll is the resolution of the meeting at which the poll was demanded.

(d) The demand for a poll does not prevent a meeting from continuing for the transaction of any business other than that on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

43. Chair has Casting Vote

While the Shares are not listed on the Exchange, in the case of an equality of votes on a show of hands or on a poll the Chair of the meeting has a casting vote in addition to any vote to which the Chair may be entitled as a shareholder or as a proxy, attorney or properly appointed representative of a shareholder.

44. Representation and Voting of Shareholders

Subject to this Constitution and any rights or restrictions for the time being attached to any class or classes of shares:

(a) at meetings of shareholders or classes of shareholders each shareholder entitled to attend and vote may attend and vote in person or by proxy, by attorney or (where the shareholder is a body corporate) by representative;

(b) on a show of hands:

(i) subject to Rule 44(b)(ii) and (iii)), each Shareholder Present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii) where a person is entitled to vote because of Rule 44(b)(i) in more than one capacity, that person is entitled only to one vote;

(c) on a poll, subject to Rule 44(d), only Shareholders Present may vote and every Shareholder Present having the right to vote on the resolution has:

(i) one vote for each fully paid share they hold; and

(ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion; and

(d) where the Directors have approved, consistently with the Corporations Act other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting, every shareholder having the right to vote on the resolution has:

(i) one vote for each fully paid share they hold; and

(ii) in the case of a partly paid share, that fraction of a vote equivalent to the proportion which the amount paid up (not credited) on that shareholder's share bears to the total amount paid and payable for that share (excluding amounts credited). Amounts paid in advance of a call are ignored when calculating the proportion.

(e) While Stapling applies, unless the Corporations Act requires otherwise, the form of proxy used may be the same as the member uses to appoint a proxy to vote on their behalf in respect of the Attached Securities.

45. Restriction on Voting Rights

A shareholder is not entitled to vote at a general meeting or to be counted for the purpose of constituting a quorum unless all calls and other sums presently payable by the

shareholder in respect of shares have been paid (or if and while Stapling applies, in respect of Attached Securities).

46. Form of Proxy

(a) A shareholder who is entitled to attend and vote at a meeting of the company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Corporations Act but not otherwise. A proxy appointed in accordance with the Corporations Act to attend and vote may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Corporations Act but not otherwise.

(b) A form of appointment of a proxy is valid if it is in accordance with the Corporations Act or in any form (including electronic) which the Directors may prescribe or accept.

(c) Any appointment of proxy under Rule 46 which is incomplete may be completed by the Secretary on the authority of the Directors and the Directors may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

(d) Where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the registered office and validated by the shareholder if there is compliance with the requirements set out in the notice.

47. Validity of Proxies

(a) A vote exercised in accordance with the terms of an instrument of proxy, a power of attorney or other relevant instrument of appointment is valid despite:

(i) the previous death or unsoundness of mind of the principal;

(ii) the revocation of the instrument (or of the authority under which the instrument was executed) or the power; or

(iii) the transfer of the share in respect of which the instrument or power is given,

if no notice in writing of the death, unsoundness of mind, revocation or transfer (as the case may be) has been received by the company at its registered office at least 48 hours (or any shorter period as the Directors may permit or specified by the Corporations Act) before the commencement of the meeting, or adjourned meeting at which the instrument is used or the power is exercised.

(b) A proxy is not revoked by the principal attending and taking part in the meeting unless the principal actually votes at the meeting on a resolution for which the proxy is proposed to be used.

(c) Voting instructions given by a shareholder to a Director or employee of the company who is held out by the company in material sent to shareholders as

willing to act as proxy who is appointed as proxy (***Company Proxy***) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instructions, the new or varied instructions are only valid if either they are received at the registered office of the company at least 48 hours before the meeting or adjourned meeting by a notice in writing signed by the shareholder or they are otherwise validated by the shareholder in a manner acceptable to the Directors in their discretion prior to the commencement of the meeting.

Appointment, Removal and Remuneration Of Directors

48. Appointment and Removal

(a) The shareholders in general meeting may appoint any person as a Director by resolution.

(b) No person other than a retiring Director or a Director vacating office under Rule 48(d) is eligible to be elected a Director at any general meeting unless a notice of the Director's candidature is given to the company at least 35 Business Days before the meeting (or, in the case of a meeting that shareholders have requested Directors to call, 30 Business Days).

(c) The number of Directors must be the number, not being less than 3, which the Directors may determine but the Directors may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

(d) The Directors may at any time appoint any person as a Director either to fill a casual vacancy or as an addition to the board of Directors. While the company is listed of the Exchange, any Director appointed under Rule 48(d) (other than an exempt Managing Director) may hold office only until the next annual general meeting of the company and is then eligible for election at that meeting.

(e) If there are any Class A Shares or Class B Shares on issue, the company must notify the members on the appointment or removal of a Director under Rule 48(d). Failure to give such a notice does not affect the validity of an appointment or removal.

49. Retirement

(a) Subject to Rule 54, a Director may not hold office for a continuous period in excess of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for election or re-election. If no Director would otherwise be required to submit for election or re-election but the Listing Rules require that an election of Directors be held, the Director to retire at the annual general meeting is the Director who has been longest in office since their last election, but, as between persons who became Directors on the same

day, the one to retire is (unless they otherwise agree among themselves) determined by ballot.

(b) A retiring Director under Rule 49(a) is eligible for re-election without needing to give any prior notice of an intention to submit for re-election and holds office as a Director until the end of the meeting at which the Director retires.

50. Remuneration

(a) The Directors are to be paid for their services as Directors.

(b) Each non-executive Director is to be paid or provided remuneration for services, determined by the Directors, at the time and in the manner determined by the Directors, the total amount or value of which in any year may not exceed an amount fixed by the Directors prior to the company being admitted to the Official List and as disclosed in a prospectus. Any increase in the total amount payable to the non-executive directors as remuneration for services must be approved by the company in general meeting. The expression ***remuneration*** in Rule 50 does not include any amount which may be paid by the company under any of Rules 50(e), 50(f), 52, and 76.

(c) The remuneration to be paid or provided under Rule 50(b) is to be divided among the Directors in the proportions as they may agree or, if they cannot agree, equally among them.

(d) The remuneration to which a Director is entitled may be provided to a Director in cash or in any other form as is agreed between the company and the Director. A Director may elect to forgo some or all of the Director's entitlement to cash remuneration in favour of another agreed form of remuneration and vice versa, provided the total cost to the company of that Director's remuneration is not increased above the maximum for that Director under Rule 50(c).

(e) The Directors are also entitled to be paid or reimbursed for all travelling and other expenses properly incurred by them in attending and returning from any meeting of the Directors, committee of the Directors, general meeting of the company or otherwise in connection with the business or affairs of the company.

(f) If any Director, with the approval of the Directors, performs extra services or makes any special exertions for the benefit of the company, the Directors may approve the payment to that Director of special and additional remuneration as the Directors determine having regard to the value to the company of the extra services or special exertions. Any special or additional remuneration must not include a commission on or percentage of profits or operating revenue or turnover.

(g) An executive Director may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

(h) Subject to the Corporations Act, a Director may be engaged by the company in any other capacity (other than auditor) and may be appointed on terms as to remuneration, tenure of office and otherwise as may be agreed by the Directors.

51. Vacation of Office

(a) In addition to the circumstances in which the office of a Director becomes vacant:

(i) under the Corporations Act;

(ii) under Rule 49,

the office of a Director becomes vacant if the Director:

(iii) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(iv) resigns by notice in writing to the company;

(v) is absent without the consent of the Directors from meetings of the Directors held during a continuous period of six months; or

(vi) dies.

(b) The office of a Director who is an employee of the company or any of its subsidiaries is terminated on the Director ceasing to be employed but the person concerned is eligible for reappointment or re-election as a Director of the company.

52. Retirement Allowance for Directors

(a) The company may pay, provide or make any payment, pension, retiring allowance or other benefit (whether in the form of shares in the company, shares in any other corporations or otherwise) to any Director of the company or of a subsidiary or any other person in connection with the Director's retirement, resignation from or loss of office or death while in office.

(b) Subject to Rule 49(a) the Directors may:

(i) make contracts or arrangements with a Director or a person about to become a Director of the company or a subsidiary under which the Director or any person nominated by the Director is paid or provided with a payment, pension, retiring allowance or other benefit (whether in the form of shares in the company, Stapled Securities or shares in any other corporation or otherwise) on or after the Director or person about to become a Director ceases to hold office for any reason; and

(ii) establish any fund or scheme to provide payments, pensions, retiring allowances or other benefits (whether in the form of shares in the company, Stapled Securities or shares in any other corporation or otherwise) for:

(A) Directors, on them ceasing to hold office; or

(B) any person including a person nominated by the Director, in the event of the Director's death while in office,

and from time to time pay to the fund or scheme any sum as the company considers necessary to provide those benefits.

(c) Without limiting Rules 52(a) and 52(b), the company may pay superannuation contributions for each Director to the extent necessary for the avoidance or minimisation of any penalty, charge, tax, or other impost on the company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

53. Directors May Lend to the Company

Any Director may lend money to the company or any Stapled Entity at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the company or any Stapled Entity or underwrite or guarantee the subscription of securities of the company or any Stapled Entity or of any corporation in which the company may be interested without being disqualified in respect of the office of Director and without being liable to account to the company or the Stapled Entity for the commission or profit.

Powers of Directors and Executives

54. Appointment of Executives

(a) The Directors may appoint one or more:

(i) executives of the company to be Directors (subject to the provisions of this Constitution dealing with the appointment of persons as Directors); or

(ii) Directors as executives of the company and determine the terms of such executive appointments; or

(iii) persons to be both executives and Directors (subject to the provisions of this Constitution dealing with the appointment of Directors) and determine the terms of such executive appointments.

(b) Subject to the terms of any agreement entered into in a particular case, the Directors may at any time revoke any appointment made pursuant to Rule 54, with or without cause.

(c) The Directors may determine that anyone so appointed bears the title Managing Director or Finance Director or any other title the Directors determine.

(d) An exempt Managing Director is not subject to election and re-election. An exempt Managing Director is the Managing Director or, if there is more than one Managing Director, the Managing Director designated by the Directors to be an exempt Managing Director.

(e) If a person appointed as an executive or a Director under Rule 51 ceases to be a Director, then the executive appointment automatically terminates, subject to any contrary determination by the Directors (and without prejudice to any rights of any party under any relevant service agreement).

(f) If a person appointed as an executive or a Director under Rule 51 ceases to be an executive, then the person automatically ceases to be a Director unless the other Directors resolve that the person should remain a Director until the next annual general meeting, in which case that Director is treated as a retiring Director at that annual general meeting.

55. Powers of Directors and Managing Director

(a) The business of the company is managed by the Directors, who may exercise all powers of the company which are not, by the law or this Constitution, required to be exercised by the company in general meeting.

(b) The Directors may, on the terms and conditions and with any restrictions as they determine, delegate to a Managing Director any of the powers exercisable by them and may at any time withdraw, suspend or vary any of those powers conferred on the Managing Director.

(c) To the extent permitted by law, while Stapling applies, the Directors may have regard to the fact that the company is operating with the Stapled Entities as part of a stapled group with common members and with the intention that the economic and other interests of the company and Stapled Entities are aligned. Accordingly, in exercising any power or discretion or in fulfilling any of the obligations the Directors may, except to the extent otherwise required by law, have regard to the interests of members as shareholders of the company and holders of other Attached Securities.

Proceedings of Directors

56. Proceedings

(a) The Directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they determine.

(b) Until otherwise determined by the Directors, two Directors form a quorum. Notice of meeting of the Directors may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director or by any technology agreed by all the Directors.

57. Meetings by Technology

(a) For the purposes of the Corporations Act, each Director, by consenting to be a Director (or by reason of the adoption of this Constitution), consents to the use of each of the following technologies for holding a Directors meeting:

(i) video;

(ii) telephone;

(iii) electronic mail;

(iv) any other technology which permits each Director to communicate with every other Director; or

(v) any combination of these technologies.

A Director may withdraw the consent given under this Rule in accordance with the Corporations Act.

(b) Where the Directors are not all in attendance at one place and are holding a meeting using technology and each Director can communicate with the other Directors:

(i) the participating Directors are, for the purpose of every provision of this Constitution concerning meetings of the Directors, taken to be assembled together at a meeting and to be present at that meeting; and

(ii) all proceedings of those Directors conducted in that manner are as valid and effective as if conducted at a meeting at which all of them were physically present in the one location.

58. Chair of Directors

(a) The Directors may elect one of their number as their Chair and one as deputy Chair and may decide the period for which the Chair and deputy Chair are to hold office as Chair and deputy Chair. References to the Chair in this Constitution include, in the absence of the Chair, the deputy Chair (unless the context otherwise requires).

(b) Where a meeting of Directors is held and:

(i) a Chair has not been elected as provided by Rule 58(a); or

(ii) the Chair is not present at the time appointed for the holding of the meeting or does not wish to Chair the meeting,

the deputy Chair is Chair of the meeting or, if Rule 58(b)(i) or (ii) applies to the deputy Chair, the Directors present may elect one of their number to be Chair of the meeting.

59. Directors' Voting Rights and Exercise of Powers

(a) Subject to this Constitution, questions arising at a meeting of Directors are decided by a majority of votes of Directors present and voting.

(b) In the case of an equality of votes at a meeting of Directors, the Chair of the meeting has a casting vote in addition to the Chair's deliberative vote except that the Chair of the meeting must not exercise a casting vote at any meeting at which only two of the Directors who are present are entitled to vote.

(c) Subject to the Corporations Act and the Listing Rules, a Director:

(i) who has an interest in a matter may vote in respect of that matter if it comes before the Directors and be counted as part of the quorum;

(ii) may enter into contracts with, or otherwise have dealings with, the company, or if and while Stapling applies, with the Stapled Entity; and

(iii) may hold other offices in the company, or if and while Stapling applies, with the Stapled Entity.

(d) A Director is not disqualified from the Director's office by contracting with the company or if and while Stapling applies, with the Stapled Entity or any related body corporate of the company or any Stapled Entity, in any capacity by reason of holding the office of Director.

(e) A Director is not liable to account to the company or if and while Stapling applies, with the Stapled Entity, for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

(f) Subject to the Corporations Act and the Listing Rules, a Director or any person who is an associate of a Director may participate in any issue by the company or if and while Stapling applies, with the Stapled Entity, of financial products.

(g) Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

60. Material Personal Interests

(a) In relation to a contract or arrangement in which a Director has a material personal interest:

(i) the fact that the Director signed the document evidencing the contract or arrangement will not in any way affect its validity;

(ii) a contract or arrangement made by the company or, while Stapling applies, with a Stapled Entity, or any related body corporate with a Director may not be avoided merely because the Director is a party to the contract or arrangement or otherwise interested in it; and

(iii) the Director will not be liable to account to the company or, while Stapling applies, with a Stapled Entity, for any profit derived in respect of the contract or arrangement merely because of the Director's office or the fiduciary relationship it entails.

(b) Nothing in this Rule 60 affects the duty of a Director:

(i) who holds any office or possesses any property whereby, directly or indirectly, duties or interests might be created in conflict with the Directors' duties or interests as a Director, to declare at a meeting of Directors, the fact and the nature, character and extent of the conflict; or

(ii) to comply with the Corporations Act.

61. Committees

(a) The Directors may delegate any of their powers to committees consisting of any one or more Directors or any other person or persons as the Directors think fit. In the exercise of delegated powers, any committee formed or person or persons appointed to the committee must conform to any regulations that may be imposed by the Directors. A delegate of the Directors may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

(b) The meetings and proceedings of any committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Directors so far as they are applicable and are not in conflict with or superseded by, any regulations made by the Directors under Rule 61(a).

(c) Nothing in Rule 61 limits the power of the Directors to delegate.

62. Written Resolutions

A resolution in writing signed by all Directors present in Australia entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Directors) is a valid resolution of the Directors and is effective when signed by the last of those Directors. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered a document in writing signed by the Director and is deemed to be signed when received in legible form.

63. Defects in Appointments

(a) All actions at any meeting of the Directors or by a committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been properly appointed and was qualified and continued to be a Director or a member of the committee.

(b) If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

Secretaries

64. Secretaries and Other Officers

(a) A Secretary of the company holds office on the terms and conditions as to remuneration and otherwise, as the Directors decide.

(b) The Directors may at any time terminate the appointment of a Secretary.

65. Other Officers

(a) The Directors may from time to time:

(i) create any other position or positions in the company with the powers and responsibilities as the Directors may from time to time confer; and

(ii) appoint any person, whether or not a Director, to any position or positions created under Rule 65(a)(i).

(b) The Directors may at any time terminate the appointment of a person holding a position created under Rule 65(a)(i) and may abolish the position.

Seals

66. Seals and their Use

The company may have a common seal and a duplicate common seal which are to be used by the company as determined by the Directors.

Dividends, Interest and Reserves

67. Powers to Determine Dividends and Pay Interest

(a) The Directors may from time to time determine that a Dividend is payable. The Directors may fix the amount, the time for payment and the method of payment of a Dividend. The method of payment may include the payment of cash, the issue of shares (or, while Stapling applies, Stapled Securities), the grant of options and the transfer of assets, including shares or other Securities in another body corporate (or any combination of them).

(b) No Dividend bears interest against the company.

68. Crediting of Dividends

(a) Subject to any special rights or restrictions attached to any shares, every Dividend on a share in the company is to be paid as follows, unless otherwise determined by the Directors:

(i) if the share to which a particular Dividend relates is fully paid and was fully paid during the whole period in respect of which the Dividend is to be paid, that Dividend is equal to the Dividend paid on each other share which was

fully paid during the whole period in respect of which the Dividend is to be fully paid; and

(ii) if the share to which a particular Dividend relates is partly paid, or is fully paid but was not fully paid during the whole of the period in respect of which the Dividend is to be paid, that Dividend is apportioned, and paid proportionately to the amounts paid (not credited) on the share in respect of which the Dividend is to be paid with respect to the issue price of the share (excluding amounts credited) during any part or parts of the period in respect of which the Dividend is to be paid.

(b) An amount paid on a share in advance of a call is not taken for the purposes of Rule 68(a)(ii) to be paid on the share.

(c) Subject to any special rights or restrictions attached to any shares, the Directors may from time to time resolve that Dividends are to be paid out of a particular source or particular sources, and in those circumstances the Directors may in their absolute discretion:

(i) allow each or any shareholder to elect from which specified sources that particular shareholder's Dividend may be paid by the company; and

(ii) where elections are permitted and any shareholder fails to make an election, identify the particular source from which Dividends are payable.

69. Deduction of Unpaid Amounts

The Directors may apply any part of any Dividend otherwise payable to a shareholder towards satisfaction of all sums of money presently payable by the shareholder to the company on account of calls or otherwise in relation to shares in the company (or, while Stapling applies, Attached Securities).

70. Distributions in Kind

If the Directors have determined to pay a Dividend or to return capital by a reduction of capital, a buy-back or otherwise, wholly or partly by the distribution of specific assets (including by the issue of shares or other financial products or by the transfer of shares or financial products (including, while Stapling applies, Stapled Securities)), the Directors may do one or more of the following:

(a) if a difficulty arises in regard to that distribution, settle the matter as they determine and fix the value for distribution of the specific assets or any part of those assets;

(b) decide that cash payments may be made, and make the payments to any shareholders on the basis of the value fixed by them in order to appropriately adjust the rights of all shareholders as the Directors determine in their discretion;

(c) vest any specific assets in trustees; and

(d) authorise any person to make, on behalf of all the shareholders entitled to any financial products, an agreement with the company (or other relevant body

corporate) providing for the issue or transfer to them of any further financial products and, in executing the document, the officer acts as agent and attorney for the shareholders.

71. Payment of Distributions

(a) Any Dividend, interest or other money payable in cash in respect of Securities may be paid in any manner and by any means determined by the Directors, at the sole risk of the intended recipient. Without limiting any other means of payment which the Directors may adopt, any payment may be made:

(i) by cheque sent through the post directed to:

(A) the address of the shareholder as shown in the Share Register or, in the case of joint holders, to the address shown in the Share Register as the address of the joint holder first named in that Share Register; or

(B) any other address as the shareholder or joint holders in writing directs or direct; or

(ii) by electronic funds transfer to an account with a bank or other financial institution nominated by the shareholder or joint holders in writing and acceptable to the company.

(b) Without limiting Rule 71(d), if the Directors decide to make a payment by electronic funds transfer under Rule 71(a) and an account is not nominated by the shareholder or joint holders in accordance with the requirements of Rule 71(a), the company may hold the amount payable in a separate account of the company until the holder or joint holders nominate an account in accordance with the requirements of Rule 71(a).

(c) Payments of Dividends and other distributions by the company may be made in Australian dollars or any other currency determined by the Directors in their discretion. Payments in different currencies may be made to different shareholders as determined by the Directors in their discretion. If a payment is made in a currency other than Australian dollars the Directors may determine in their discretion the appropriate exchange rate and the time of calculation to calculate the amount payable in the relevant currency. The determinations of the Directors are, in the absence of manifest error, final.

(d) Subject to law, all Dividends unclaimed may be invested or otherwise used by the Directors for the benefit of the company until claimed or otherwise disposed of according to law.

Capitalisation of Profits

72. Capitalisation of Profits

(a) The company in general meeting or the Directors may resolve:

(i) to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account, profit and loss account or otherwise available for distribution to shareholders; and

(ii) that the sum referred to in Rule 72(a)(i) be applied, in any of the ways mentioned in Rule 72(b), for the benefit of shareholders in full satisfaction of their interest in the capitalised sum, in the proportions to which those shareholders would have been entitled in a distribution of that sum by way of Dividend or if there is no proportional entitlement, as the Directors determine.

(b) The ways in which a sum may be applied for the benefit of shareholders under Rule 72(a) are:

(i) in paying up any amounts unpaid on Securities and, while Stapling applies, any Attached Securities held by the members;

(ii) in paying up in full unissued Securities and, while Stapling applies, paying up in full unissued Stapled Securities, to be issued to members as fully paid;

(iii) partly as mentioned in Rule 72(b)(i) and partly as mentioned in Rule 72(b)(ii); or

(iv) any other application permitted by law or the Listing Rules.

(c) Where the conditions of issue of a partly paid share (and if and while Stapling applies, of Stapled Securities) provide, the holder is entitled to participate in any application of a sum under Rule 72(b) to a greater extent than would have been the case had those funds been distributed by Dividend but not to any greater extent than permitted by the terms of issue.

(d) The Directors may do all things they consider necessary to give effect to the resolution and, in particular, to the extent they consider necessary to adjust the rights of the shareholders amongst themselves, may:

(i) fix the value for distribution of the specific assets or any part of those assets;

(ii) issue fractional certificates or make cash payments in cases where shares become issuable in fractions or determine that fractions may be disregarded or that any fractional entitlements are to be increased to the next whole number;

(iii) vest any cash or specific assets in trustees on trust for the persons entitled as they determine; and

(iv) authorise any person to make, on behalf of all the shareholders entitled to any further shares on the capitalisation, an agreement with the company providing for the issue to them, credited as fully paid up, of any further shares or for the payment by the company on their behalf the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under that authority is effective and binding on all the shareholders concerned.

(e) If the company distributes to members (either generally or to specific members) securities or financial products in the company or in another entity (whether as a dividend or otherwise and whether or not for value), each of those members appoints the company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of another entity under the rules applicable to that entity.

Notices

73. Notices Generally

Subject to the Corporations Act and the Listing Rules:

(a) A notice may be given by the company to any Security holder by, in its discretion:

(i) serving it on the Security holder personally;

(ii) sending it by post to the Security holder or leaving it at the Security holder's address as shown in the Securities register or the address supplied by the Security holder to the company for the giving of notices;

(iii) transmitting it to the fax number supplied by the Security holder to the company for the giving of notices;

(iv) transmitting it electronically to the electronic mail address given by the Security holder to the company for giving notices; or

(v) serving it in any manner contemplated in Rule 73(a) on a Security holder's attorney as specified by the Security holder in a notice given under Rule 71(c).

(b) By written notice to the Secretary left at or sent to the registered office or Securities registry, a Security holder may request that all notices to be given by the company or the Directors be served on the Security holder's attorney at an address specified in the notice and the company may do so in its discretion.

(c) Notice to a Security holder whose address for notices is outside Australia may be sent by airmail, air courier, fax or electronic mail.

(d) Any notice sent by post is considered to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a Security holder personally or left at

the Security holder's registered address is considered to have been served when delivered. Any notice served on a Security holder by facsimile or other electronic transmission is considered to have been served when the transmission is sent.

(e) Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any Securities is bound by every notice which, prior to the person's name and address being entered in the Securities Register in respect of the Securities, was properly given to the person from whom the person derived title to those Securities.

(f) A notice served in accordance with this Constitution is (despite the fact that the Security holder is then dead and whether or not the company has notice of the Security holder's death) considered to have been properly served in respect of any registered shares, whether held solely or jointly with other persons by the Security holder, until some other person is registered in the Security holder's place as the holder or joint holder. The service is sufficient service of the notice or document on the Security holder's personal representative and any persons jointly interested with the Security holder in the shares.

Winding Up

74. Winding Up

(a) If the company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in kind any part of the assets of the company, and may vest any part of the assets of the company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

(b) Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Corporations Act relating to the sale or transfer of the company's assets by a liquidator in a voluntary winding up.

(c) If any shares to be divided in accordance with Rule 74(b) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within 10 business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

(d) On or before commencement of a winding up of the company in accordance with Rule 74, the liquidator must give each Stapled Entity notice that the company is to be wound up.

Indemnity

75. Indemnity of Officers, Insurance and Access

(a) The company is to indemnify each officer of the company out of the assets of the company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the company or in or arising out of the discharge of the duties of the officer.

(b) Where the Directors consider it appropriate, the company may execute a documentary indemnity in any form in favour of any officer of the company.

(c) Where the Directors consider it appropriate, the company may:

(i) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the company against any liability incurred by the officer in or arising out of the conduct of the business of the company or in or arising out of the discharge of the duties of the officer; and

(ii) bind itself in any contract or deed with any officer of the company to make the payments.

(d) Where the Directors consider it appropriate, the company may:

(i) give a former Director access to certain papers, including documents provided or available to the Directors and other papers referred to in those documents; and

(ii) bind itself in any contract with a Director or former Director to give the access.

(e) In Rule 75:

(i) ***officer*** means:

(A) a Director or Secretary, executive officer or employee; or

(B) a person appointed as a trustee by, or acting as a trustee at the request of, the company,

and includes a former officer.

(ii) ***duties of the officer*** includes, in any particular case where the Directors consider it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the company or, where applicable, the subsidiary of the company to any other corporation.

(iii) ***to the relevant extent*** means:

(A) to the extent the company is not precluded by law from doing so;

(B) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy); and

(C) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(iv) ***liability*** means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

Dividend Reinvestment Plans

76. Dividend Reinvestment Plans

(a) The Directors may:

(i) establish one or more plans under which some or all shareholders may elect:

(A) that Dividends to be paid in respect of some or all of the shares from time to time held by the shareholder are to be satisfied by the issue of fully paid shares;

(B) that Dividends from the company not be determined or paid and that instead a payment or distribution other than a Dividend (including, without limitation, an issue of bonus shares, with no amount credited to the share capital account in connection with the issue of those shares) be made by the company;

(C) that cash Dividends from the company not be paid and that instead a cash Dividend or payment or other distribution (including, without limitation, an issue or transfer of shares) be received from the company, a related corporation of the company or any other entity determined by the Directors; and

(D) to participate in a Dividend selection plan, including but not limited to a plan under which shareholders may elect to receive a Dividend from the company or any related corporation which is less in amount but franked to a greater extent than the ordinary cash Dividend determined by the company or any related corporation or to receive a Dividend from the company or any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash Dividend determined by the company or any related corporation;

(ii) on or after establishment of any plan, extend participation in it, in whole or in part, to some or all of the holders of debt obligations of the company in

respect of interest on those obligations as if that interest were Dividends; and

(iii) vary, suspend or terminate the plan.

(b) Any plan takes effect in accordance with its terms and the Directors may do all things necessary and convenient for the purpose of implementing the plan, including, the making of each necessary allotment of shares and of each necessary appropriation, capitalisation, application, payment and distribution of funds which may lawfully be appropriated, capitalised, applied, paid or distributed for the purpose of the allotment.

(c) For the purpose of giving effect to a plan, appropriations, capitalisations, applications, payments and distributions as referred to in this Rule may be made and the powers of the Directors under this Rule apply and may be exercised (with any adjustments as may be required) even if only some of the shareholders or holders of shares of any class participate in the appropriations, capitalisation, application, payment or distribution.

(d) In offering opportunities to shareholders to participate in a plan, the Directors may give information which in their opinion may be useful to assist shareholders in assessing the opportunity and making requests to their best advantage. The Directors, the company and its officers are not responsible for, nor are they obliged to provide, any legal, taxation or financial advice in respect of the choices available to shareholders.

(e) The Directors are under no obligation:

(i) to admit any shareholder as a participant in any plan; nor

(ii) to comply with any request made by a shareholder who is not admitted as a participant in a plan.

(f) In establishing and maintaining a plan, the Directors may exercise the powers conferred on them by the terms of the plan, by this Constitution or by the Corporations Act.

77. Reinvestment while Stapling applies

While Stapling applies:

(a) the Directors may make provisions governing the amount of the reinvested Dividends to be used to subscribe for Ordinary Shares in the company and the amount to be used to subscribe for the Attached Securities having regard to the issue price of the Attached Securities; and

(a) if the amount to be reinvested in additional Stapled Securities results in a fraction of a Stapled Security, the amount representing the fraction may be paid by the company to the member, or held for future reinvestment in Ordinary Shares and Attached Securities in such proportions as the company and Stapled Entities may determine.

Employee Share Plans

78. Employee Share Plans

The Directors may, subject to the Listing Rules:

(a) implement an employee share plan (on the terms they determine) under which Securities of the company or of a related body corporate (or if and while Stapling applies, Stapled Securities) may be issued or otherwise provided to or for the benefit of any officer (including any Director) or employee of the company or of a related body corporate or affiliate of the company or to a relative of that officer or employee or to a company, trust or other entity or arrangement in which that officer or employee or a relative of that officer or employee has an interest;

(b) amend, suspend or terminate any employee share plan implemented by them; and

(c) give financial assistance in connection with the acquisition of Securities of the company or of a related body corporate under any employee share plan in any manner permitted by the Corporations Act.

(d) Rule 78(a) does not limit the Directors' powers to establish an employee share plan or limit the scope or structure of a plan.

Takeover Approval Provisions

79. Restriction on Registration

Subject to the Corporations Act and the Listing Rules, the registration of any transfer of shares giving effect to a takeover contract under a proportional takeover bid in respect of shares in a class of shares in the company is prohibited unless and until a resolution to approve the takeover bid is passed in accordance with Rule 80.

80. Procedures

(a) Subject to Rule 80(b), the only persons entitled to vote on a resolution to approve a proportional takeover bid are those persons who, as at the end of the day on which the first offer under the takeover bid was made, held shares included in the bid class in respect of which the offer was made. Each person entitled to vote has one vote for each share in the relevant class held by the person at that time.

(b) Neither the bidder under the takeover bid nor any associate of the bidder is entitled to vote on the resolution.

(c) The resolution is to be considered at a meeting convened and conducted by the company of the persons entitled to vote on the resolutions.

The provisions of this Constitution relating to general meetings apply to the meeting with any modifications the Directors decide are required in the circumstances.

(d) The resolution is taken to have been passed only if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%.

Stapling

81. Power to Staple Ordinary Shares

(a) The Directors may, subject to Rule 82, the Corporations Act and, if Ordinary Shares are Officially Quoted, the Listing Rules, cause the Stapling of any Security to Ordinary Shares and may cause the Stapling of further Securities to the Ordinary Shares whether those Securities are a different class of Securities of a Stapled Entity from those stapled at the time or Securities of an entity that is not a Stapled Entity.

(b) Any Stapling referred to in Rule 81(a) takes effect from the Stapling Date.

82. Ordinary Shares to be Stapled

(a) Details of all Stapled Securities sufficient to identify the Securities which comprise the Stapled Security must be recorded in the Stapled Security Register.

(b) Subject to the Corporations Act, while the company is admitted to an Uncertified Transfer System, a joint holding statement may be issued to evidence the holding of Stapled Securities comprising Ordinary Shares and Attached Securities.

(c) The number of issued Ordinary Shares must equal the number of Attached Securities at that time divided by the Corresponding Number.

(d) The company must not issue Ordinary Shares unless satisfied that each of those Ordinary Shares will be Stapled to the Corresponding Number of each Attached Security to form a Stapled Security.

(e) The company and the shareholders must neither do any act, matter or thing nor refrain from doing any act, matter or thing if to do so or refrain from doing so (as the case may be) would result directly or indirectly in any Ordinary Share no longer being a component of a Stapled Security. In particular:

(i) the company must not offer an Ordinary Share for subscription or sale (including by way of offering of options over Ordinary Shares) unless an offer is made at the same time and to the same person for the Corresponding Number of each Attached Security for issue or sale;

(ii) any offer of an Ordinary Share for subscription or sale (including by way of offering of options over Ordinary Shares) must require the offeree to subscribe for or buy the Corresponding Number of each Attached Security;

(iii) a holder of Ordinary Shares must not sell an Ordinary Share to any person unless the Corresponding Number of each Attached Security is also sold to the same person at the same time;

(iv) the company must not issue or sell an Ordinary Share to any person unless the Corresponding Number of each Attached Security is also issued or sold to the same person at the same time;

(v) the company must not consolidate, split, sub-divide, cancel or otherwise reorganise any Ordinary Shares unless at the same time there is a corresponding consolidation, subdivision, cancellation or other reorganisation of all Attached Securities;

(vi) the company must not forfeit an Ordinary Share unless each Attached Security is also forfeited; and

(vii) the company must not register the transmission or transfer of Ordinary Shares unless the Corresponding Number of each Attached Security is also transmitted or transferred (as the case may be).

83. Unstapling Date

(a) Subject to approval by a special resolution of the holders of Ordinary Shares and members of each Stapled Entity respectively, the company may determine that Stapling provisions of this Constitution will cease to apply and that a particular date is to be the Unstapling Date.

(b) Stapling also ceases to apply on the winding up of a Stapled Entity and the Unstapling Date is the date of winding up.

(c) On and from the Unstapling Date, each Ordinary Share ceases to be Stapled to the Attached Securities and the company must do all things reasonably necessary to procure that each Ordinary Share is Unstapled.

(d) If the Directors determine to Unstaple the Stapled Securities pursuant to Rule 83, this does not prevent the Directors from subsequently determining that the Stapling provisions should recommence.

84. Transfer of Stapled Securities

(a) A transfer of an Ordinary Share forming part of a Stapled Security will only be accepted as a proper transfer in registrable form if, in addition to the requirements of Rule 26, the transfer relates to or is accompanied by a transfer of the Corresponding Number of each Attached Security from the same transferor in favour of the same transferee.

(b) A transfer of an Ordinary Share which is not accompanied by a transfer of the Corresponding Number of each Attached Security will be taken to authorise the company as agent for the transferor to effect a transfer of the Corresponding Number of each Attached Security from the same transferor to the same transferee.

(c) A transfer of any Attached Security to which an Ordinary Share is Stapled which is not accompanied by a transfer of the Ordinary Share will be taken to authorise the

company as agent for the transferor to effect a transfer of the Ordinary Share and any other Attached Securities to which the Ordinary Share is Stapled from the same transferor to the same transferee.

(d) Each holder of Ordinary Shares irrevocably appoints the company as its agent and attorney for the purposes of taking all necessary action (including executing necessary documentation) to effect on a date to be determined by the Directors the transfer to the company or to a person determined by the Directors of any Attached Security which was Stapled to a forfeited Ordinary Share which has been cancelled or sold.

85. Stapled Security Register

The Directors must maintain or cause to be maintained a Stapled Security Register which:

(a) may incorporate or form part of the register; and

(b) records the names of the holders of Ordinary Shares, the number of Ordinary Shares held, the number of Attached Securities held by the holders of Ordinary Shares to which each shareholder's Ordinary Shares are Stapled and any additional information required by the Corporations Act or Listing Rules (if applicable) or determined from time to time by the Directors.

86. Variation of Stapling provisions

The consent of each other Stapled Entity must be obtained for any amendment to this Constitution which:

(a) directly affects the terms on which Ordinary Shares are Stapled; and

(b) removes any restriction on the transfer of an Ordinary Share if that restriction also exists for all other Attached Securities unless that restriction is simultaneously removed for all Attached Securities.

87. Maintenance of Listing and Consistency with Other Constitutions

(a) The company must use every reasonable endeavour to procure that the Stapled Securities are and continue to be officially quoted on the Exchange as one joint security.

(b) The company must use every reasonable endeavour to procure that the Stapled Securities are dealt with under this Constitution in a manner consistent with the provisions relating to the Attached Securities in the Constitutions of the Stapled Entities.

88. Stapling Provisions Paramount

If there is an inconsistency between any provision of this Constitution relating to Stapling and any other provision, then the provision relating to Stapling prevails to the

extent of the inconsistency, except where this would result in a breach of the Listing Rules, ASTC Settlement Rules, the Corporations Act or any other law. The provision relating to Stapling prevails in this way, even if the other provisions are expressed to apply notwithstanding any other provisions in this Constitution.

General

89. Submission to Jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of New South Wales, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

90. Prohibition and Enforceability

(a) Any provision of, or the application of any provision of, this Constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this Constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

Consent to Terms of this Constitution

Each of the people named below as a shareholder consents to becoming a shareholder of the company, agrees to the terms of this Constitution and agrees to take up the number of the class of shares set out against the shareholder's name for the amount specified which will be fully paid on registration.

Name and signature of shareholder	Number and class of shares the shareholder agrees to take	Amount paid per share	Amount unpaid per share
Ian Brian Hopkins	One Ordinary share	$1.00	Nil

Dated: 21 April 2005

Signed by **Ian Brian Hopkins** in the presence of:

Witness Signature

Signature

Vanessa Rees.

Print Name

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C). The form is in 3 parts:

1. Application for admission to the +official list;
2. Information to be completed; and
3. Agreement to be completed.

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ACN
GPT Management Holdings Limited	113 510 188

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	2,016,716,610	ORDINARY
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
		N/A	N/A

+ See chapter 19 for defined terms.

Number not to be quoted	+Class

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	Level 4 30 The Bond 30 Hickson Road Sydney NSW 2000 Attn: James Coyne, Company Secretary Email: James.Coyne@LendLease.com.au Telephone: 02 9237 5133 Fax: 0 2 9283 8146
5	Address of principal +security registries for each +class of +security (including +CDIs)	ASX Perpetual Registrars Level 8, HSBC Centre 580 George Street Sydney NSW 2000
6	Annual balance date	31 December

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	NIC LYONS, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR
8	Name and title of chairperson of directors	PETER JOSEPH OAM, CHAIRMAN

+ See chapter 19 for defined terms.

9	Names of all directors	THE CURRENT DIRECTORS ARE: PETER JOSEPH OAM MALCOLM LATHAM AM KEN MOSS. HOWEVER, IF THE STAPLING PROCEEDS AND GPT MANAGEMENT HOLDINGS LIMITED IS LISTED THEN THE DIRECTORS WILL BE: PETER JOSEPH OAM MALCOLM LATHAM OAM KEN MOSS IAN MARTIN NIC LYONS BRIAN NORRIS ERIC GOODWIN ELIZABETH NOSWORTHY AO
10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	3 YEARS (RULE 49)
11	Name and title of company secretary	JAMES COYNE, COMPANY SECRETARY
12	Place of incorporation	VICTORIA
13	Date of incorporation	22 APRIL 2005
14	Legislation under which incorporated	CORPORATIONS ACT 2001 (CTH)
15	Address of registered office in Australia	Level 4 30 The Bond 30 Hickson Road Sydney NSW 2000
16	Month in which annual meeting is usually held	AS THIS IS A NEW ENTITY, NO ANNUAL MEETING HAS YET BEEN HELD. HOWEVER WE EXPECT THAT THE ANNUAL MEETING WILL BE HELD AROUND APRIL OR MAY.
17	Months in which dividends are usually paid (or are intended to be paid)	MAY, AUGUST, NOVEMBER AND FEBRUARY

+ See chapter 19 for defined terms.

18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+ See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	N/A
20	Name and title of chairperson of directors of responsible entity	N/A
21	Names of all directors of the responsible entity	N/A
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
23	Name and title of company secretary of responsible entity	N/A

+ See chapter 19 for defined terms.

23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	N/A
24	Place of registration of the entity	N/A
25	Date of registration of the entity	N/A
26	Legislation under which the entity is registered	N/A
27	Address of administration office in Australia of the entity	N/A
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	N/A
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

+ See chapter 19 for defined terms.

About the entity

All entities

		Tick to indicate you are providing the information or documents	Where is the information or document to be found? (eg, prospectus cross reference)
31	X	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	ASX HAS GRANTED AN IN PRINCIPLE WAIVER IN RESPECT OF LISTING RULE 2.1 CONDITION 2.
32	X	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	250 COPIES OF THE PROSPECTUS WILL BE PROVIDED AS SOON AS THEY ARE AVAILABLE.
33	X	Cheque for fees	THIS WILL BE PROVIDED SEPARATELY.
34	X	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS
35	X	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	SEE ATTACHED ANNEXURE A AND COPIES OF CONTRACTS.
36	☐	A certified copy of any restriction agreement entered into in relation to +restricted securities	N/A
37	☐	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	N/A
38	X	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	SEE ATTACHED CERTIFICATE OF INCORPORATION
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	X	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	SEE ATTACHED CONSTITUTION

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
41	X	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	SEE ATTACHED CONSTITUTION, RULE 3.
42	X	A brief history of the entity or, if applicable, the group	SEE ATTACHED PROSPECTUS, PAGE (II)
42A	X	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	SEE ENCLOSED AGREEMENT.

About the securities to be quoted

All entities

43	X	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	The terms of the securities comply with Chapter 6 of the Listing Rules
44	X	Voting rights of +securities to be quoted	SEE ATTACHED CONSTITUTION RULES 40, 42, 43, 44 AND 45.
45	☐	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	SEE ATTACHED CONSTITUTION RULE 13 (NO CERTIFICATES WILL BE ISSUED).
46	X	Terms of the +securities to be quoted	SEE ATTACHED CONSTITUTION.
47	☐	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	THIS WILL BE PROVIDED SHORTLY BEFORE LISTING ONCE SECURITIES HAVE BEEN ISSUED.
48	☐	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	THIS WILL BE PROVIDED SHORTLY BEFORE LISTING ONCE SECURITIES HAVE BEEN ISSUED.
49	☐	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	THIS WILL BE PROVIDED SHORTLY BEFORE LISTING ONCE SECURITIES HAVE BEEN ISSUED.
50	☐	Terms of any +debt securities and +convertible debt securities	N/A

Where is the information or document to be found? (eg,

+ See chapter 19 for defined terms.

prospectus cross reference)

51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	N/A

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☐	The name of the vendor and details of any relationship of the vendor with us	N/A
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	N/A
55	☐	The date that the vendor acquired the +classified asset	N/A
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	N/A
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	N/A
58	☐	Full details of the +classified asset, including any title particulars	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	N/A
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	N/A
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	N/A

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	IF ASX ASKS, THIS WILL BE PROVIDED SHORTLY BEFORE LISTING ONCE SECURITIES HAVE BEEN ISSUED.
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	N/A
65	☐	The terms of any +employee incentive scheme	N/A
66	☐	The terms of any +dividend or distribution plan	N/A
67	☐	The terms of any +securities that will not be quoted	N/A
68		Deleted 1/7/98.	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	X	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	THERE IS ONLY ONE CLASS OF SHARES ON ISSUE WHICH ARE FULLY PAID UP. THE ISSUE PRICE FOR THE SHARES IS 15 CENTS (SEE PROSPECTUS ATTACHED, PAGE 49). SEE RULES 67 TO 71 OF THE CONSTITUTION ATTACHED REGARDING DIVIDENDS AND RULES 40, 42, 43, 44 AND 45 REGARDING VOTING RIGHTS.
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	N/A
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	N/A
74	X	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	SEE ANNEXURE B, STRUCTURE SUMMARY.

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

No.		Item	Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	N/A

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

No.		Item	Where is the information or document to be found?
81		Deleted 1/7/97	
81A	☐	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	N/A - ASX HAS GRANTED AN IN PRINCIPLE WAIVER OF THE ASSET TEST.
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	

+ See chapter 19 for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	N/A
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	N/A
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	N/A
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	N/A
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	N/A
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	N/A

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
116	☐	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	N/A
117	☐	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	N/A

Information contained in the supplementary information memorandum

118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A

Evidence if supplementary information memorandum is issued

119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.	N/A

+ See chapter 19 for defined terms.

Other information

All entities

Item		Requirement	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	X	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	SEE SECTION 12.2 OF THE PROSPECTUS.
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☐	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	N/A
123A	X	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated.	THE ENTITY IS A NEW ENTITY AND IS NOT INVOLVED IN MINING.

Mining exploration entities

Item		Requirement	Where is the information or document to be found?
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	N/A
125		Deleted 1/7/97	

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	N/A
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	N/A
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	N/A
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	N/A

+ See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

+ See chapter 19 for defined terms.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility ; or

X we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

Dated:

Executed by **GPT Management Holdings Limited** ***by its attorney in the presence of:***)

Witness Signature

DOROTHY PAWLUKOWSKI
Name

Attorney Signature

JAMES COYNE
Name

+ See chapter 19 for defined terms.

)
)
)

Witness Signature	Attorney Signature
DOROTHY PAWLUKOWSKI	DEREK HEATH
Name	Name

+ See chapter 19 for defined terms.

GPT

SPLIT TRUST

GPT Split Trust
ASX Announcement & Media Release

PROPOSED WINDING UP OF GPT SPLIT TRUST

2 June 2005

Attached is an announcement from General Property Trust ("GPT") in relation to the meeting of GPT unitholders that was held today at 11am to consider the resolutions to replace the responsible entity of GPT and thereby to internalise management. All resolutions were passed by the requisite majorities of GPT unitholders.

Accordingly, GPT Management Limited, the responsible entity of GPT Split Trust, ("***Split Trust RE***") announces that it intends to proceed to wind up the GPT Split Trust. A formal notice will be sent to unitholders shortly again giving reasons for the winding up and also describing the process involved. In summary, the process for winding up is as follows:

- After the formal notice referred to above is given, unitholders will have 28 days, should they want to call a meeting to consider the proposed winding up and to vote on any resolutions that unitholders may propose about it. There is no obligation on unitholders to call a meeting.
- Any resolution in relation to the winding up must be passed by 50% of **all GPT Split Trust unitholders entitled to vote on it** (that is, not just 50% of those unitholders present at the meeting in person or by proxy as is the case for an ordinary resolution).
- If no meeting is properly requisitioned within the 28 day period, Split Trust RE may then wind up the GPT Split Trust. GPT Split Trust unitholders are reminded that their right to redeem one growth unit and one income unit in return for a GPT unit will then cease. As mentioned in the letter to unitholders of 24 May, until winding up commences, Split Trust RE intends to transfer to any converting GPT Split Trust unitholder one GPT stapled security for each redeemed growth and income unit.

ENDS

Enquiries

For further information please contact

Donna Byrne Investor Relations Manager 0401 711 542	Kieran Pryke Chief Financial Officer 0413 882 524

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement & Media Release

GPT ANNOUNCES APPROVAL OF INTERNALISATION PROPOSAL

2 June 2005

A meeting of GPT unitholders was held today at 11am to consider and, if thought fit, to pass resolutions to replace the responsible entity of GPT and thereby to internalise management.

Votes cast at the meeting represented approximately 78% of all issued units, an extraordinary investor turnout. The results of the GPT unitholder meeting are set out on the following page. All resolutions were passed by the requisite majorities.

Accordingly, the current responsible entity of GPT, GPT Management Limited, will be replaced with Australian Diversified Funds Management Limited (to become GPT RE Limited). The transition to the new GPT responsible entity and internalisation of management will therefore begin immediately and GPT will now move to a stapled security structure. Further details in relation will be released shortly.

Chairman of GPT, Peter Joseph observed, "The independent directors of GPT are pleased at the support of unitholders for the internalisation. GPT's future will be one of growth and stable independence. The Board and management all look forward to this exciting new era for GPT and to continuing to work in the interests of GPT investors."

ENDS

Enquiries

For further information please contact

Nic Lyons
CEO, GPT
0401 719 899

Martin Debelle
Cannings
(02) 9252 0622 / 0409 911 189[1]

[1] A prospectus for GPT Management Holdings Limited (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

RESULTS OF TODAY'S MEETING:

Resolution 1: Appointment of new responsible entity

	NUMBER	PERCENTAGE
FOR	877,957,082	55.90%
AGAINST	692,767,183	44.10%
ABSTAIN	1,350,946	N/A

This resolution was approved by the necessary majority.

Resolution 2: Approval of Loan

	NUMBER	PERCENTAGE
FOR	1,026,325,535	65.35%
AGAINST	544,181,782	34.65%
ABSTAIN	1,567,894	N/A

This resolution was approved by the necessary majority.

Resolution 3: Amendments to Constitution to permit Stapling

	NUMBER	PERCENTAGE
FOR	1,168,839,119	83.70%
AGAINST	227,678,833	16.30%
ABSTAIN	2,531,034	N/A

This resolution was approved by the necessary majority.

Resolution 4: Amends to Constitution for accounting purposes

	NUMBER	PERCENTAGE
FOR	1,466,125,834	93.42%
AGAINST	103,219,741	6.58%
ABSTAIN	2,718,585	N/A

This resolution was approved by the necessary majority.

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement & Media Release

GPT ANNOUNCES APPROVAL OF INTERNALISATION PROPOSAL

2 June 2005

A meeting of GPT unitholders was held today at 11am to consider and, if thought fit, to pass resolutions to replace the responsible entity of GPT and thereby to internalise management.

Votes cast at the meeting represented approximately 78% of all issued units, an extraordinary investor turnout. The results of the GPT unitholder meeting are set out on the following page. All resolutions were passed by the requisite majorities.

Accordingly, the current responsible entity of GPT, GPT Management Limited, will be replaced with Australian Diversified Funds Management Limited (to become GPT RE Limited). The transition to the new GPT responsible entity and internalisation of management will therefore begin immediately and GPT will now move to a stapled security structure. Further details in relation will be released shortly.

Chairman of GPT, Peter Joseph observed, "The independent directors of GPT are pleased at the support of unitholders for the internalisation. GPT's future will be one of growth and stable independence. The Board and management all look forward to this exciting new era for GPT and to continuing to work in the interests of GPT investors."

ENDS

Enquiries

For further information please contact

Nic Lyons
CEO, GPT
0401 719 899

Martin Debelle
Cannings
(02) 9252 0622 / 0409 911 189

[1] A prospectus for GPT Management Holdings Limited (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

RESULTS OF TODAY'S MEETING:

Resolution 1: Appointment of new responsible entity

	NUMBER	PERCENTAGE
FOR	877,957,082	55.90%
AGAINST	692,767,183	44.10%
ABSTAIN	1,350,946	N/A

This resolution was approved by the necessary majority.

Resolution 2: Approval of Loan

	NUMBER	PERCENTAGE
FOR	1,026,325,535	65.35%
AGAINST	544,181,782	34.65%
ABSTAIN	1,567,894	N/A

This resolution was approved by the necessary majority.

Resolution 3: Amendments to Constitution to permit Stapling

	NUMBER	PERCENTAGE
FOR	1,168,839,119	83.70%
AGAINST	227,678,833	16.30%
ABSTAIN	2,531,034	N/A

This resolution was approved by the necessary majority.

Resolution 4: Amends to Constitution for accounting purposes

	NUMBER	PERCENTAGE
FOR	1,466,125,834	93.42%
AGAINST	103,219,741	6.58%
ABSTAIN	2,718,585	N/A

This resolution was approved by the necessary majority.

SCRIPT

MEETING OF GPT UNITHOLDERS

on 2 June 2005 at 11:00am

[SLIDE 1: COVER PAGE]

[SLIDE 2]

DONNA BYRNE

- Good morning, ladies and gentlemen I'm Donna Byrne, Investor Relations and Communications Manager for General Property Trust.

- Before we begin the meeting, there are a few items I'd like to bring to your attention.

- You should have now registered at the registration desk and obtained two voting cards, one YELLOW voting card and one GREEN voting card from representatives of ASX Perpetual. The RED cards are for non voters and BLUE cards are for visitors. If you are a GPT unitholder and do not have a yellow and green voting card, please put your hand up or see a ASX Perpetual representative now.

- During the meeting there will be a number of opportunities for you to ask questions and for general discussion.

- We have microphones in the room for this purpose. Please ensure you use the microphones during the discussion time, so that all of us can hear your question.

- Our attendants will be standing near these microphones to indicate to the Chairman when there is a question waiting. Please give your name to the attendant.

- The Chairman will then nominate the microphone from which he will take the next question and your host will introduce you by name to the meeting.

- If you have any questions that you do not wish to address to the unitholder meeting, please don't hesitate to come and see me, or one of our hosts after the meeting, and we will assist you.

- As this is a meeting of unitholders, persons other than GPT unitholders are not entitled to speak at the meeting.

[SLIDE 3]

- There will be two sets of votes conducted at the meeting. You will first be asked to vote on the YELLOW voting card on Resolutions 1, 2 and 4 as detailed in the Notice of Meeting you received. We will then count the votes for Resolutions 1, 2 and 4. If Resolutions 1 and 2 are passed, we will then ask you to vote on the GREEN voting card for Resolution 3. If Resolutions 1 and 2 are not passed, you will not be required to vote on Resolution 3.

- While the votes for Resolutions 1, 2 and 4 are being counted, the meeting will adjourn and the Board and management of GPT would be delighted for you to join us for refreshments. This will be

served in the foyer. The meeting will reconvene and the results of the first set of votes will be announced. If Resolutions 1 and 2 have been approved, we will ask unitholders to vote on Resolution 3 and then count the results on Resolution 3. It is important that you vote on Resolution 3 if required, so we urge you to please not leave until after a vote on Resolution 3 occurs.

[SLIDE 4]

- May I please remind those of you with mobile phones to make sure that you have them switched off during the meeting.

- Finally, for your information, please note that today's proceedings are being recorded.

- It is now my pleasure to introduce the Chairman of the Board of GPT Management , Mr Peter Joseph.

- Thank you.

[SLIDE 5]

- **PETER JOSEPH**

- Ladies and Gentlemen, welcome.

- Thank you for taking the time to attend this very important meeting at which you are being asked to vote on the kind of future that you want for GPT.

- As the appointed time has arrived and a quorum is present, I declare this meeting properly constituted and open. I now table the document signed by the responsible entity under the Corporations Act to appoint me to chair this meeting.

- With me here today are GPT's other Independent Directors, Ken Moss and Malcolm Latham. We also have here on stage with us two additional members of the GPT Board: Elizabeth Nosworthy and Eric Goodwin. I welcome you all here today. Brian Norris, the final member of the GPT board, is unable to attend today's meeting as he is overseas.

- Elizabeth Nosworthy, Brian Norris and Eric Goodwin have not been part of the GPT Board's review or its recommendation because of conflicting relationships with Babcock & Brown and Lend Lease. They will not represent GPT in any of today's proceedings.

- I would also like to introduce, on the floor, Ian Martin, who will, if the proposal proceeds, become a director of GPT.

- Joining us here on the stage are also:

    - Nic Lyons, GPT's Chief Executive Officer;
    - Kieran Pryke, GPT's Chief Financial Officer;
    - James Coyne, GPT's Company Secretary; and
    - Ewen Crouch, from our legal advisers Allens Arthur Robinson

[SLIDE 6]

- The purpose of this meeting is to vote on certain resolutions to approve the internalisation of management of the Trust and to approve certain amendments to the GPT Constitution. The proposals outlined today were detailed in the Explanatory Memorandum you all should have received.

- The proposal before you is one which the Independent Directors considered at great length, in great detail and with great sensitivity. We unanimously recommend support for today's resolutions because we believe the proposal delivers the greatest value and the best outcome for GPT investors. It creates VALUE, STABILITY and CERTAINTY.

- It is just over one year – one tumultuous year - since Lend Lease announced its unexpected merger proposal, thereby putting GPT into play. So began a long period of disruption and uncertainty for the Trust, unitholders and for our enormously committed management and staff.

- When Lend Lease's proposal was unsuccessful last November, and facing an under-valued takeover proposal from Stockland, we consulted and heard from investors about what you wanted for GPT's future.

[SLIDE 7]

- You sent a clear message.......give us an independent GPT, supported by measured growth, while maintaining GPT's traditional low-risk profile. We responded with the proposal before you today.

- That it will deliver independence, significant value and certainty to unitholders is indisputable.

- Throughout the past year, the focus of Independent Directors has been to fulfill our exclusive responsibility to act in GPT unitholders' best interests. We have continually agonised, discussed and debated at great length what course of action would represent your best interests.

- Our job as Independent Directors has been to assess every possible option, evaluate them fairly, dispassionately and rigorously, and to make recommendations accordingly.

MANAGEMENT and TRANSITION

[SLIDE 8]

- Before I turn to the proposal, I want to recognise the exemplary conduct, tireless efforts and adherence to principles by GPT's

CEO Nic Lyons and his senior management team during this very difficult past year.

- The manner in which they prepared for this proposal and continued day-to-day management, under what at times were extraordinarily distressing circumstances, demonstrates their capability, their character and their commitment. That should never be forgotten.

- I know that for some unitholders, the choice you face today may be uncomfortable and perhaps tinged with sadness, as the proposal will result in breaking the management links with Lend Lease that have existed for over 30 years.

- However, as the Independent Directors have assessed the multiple options open to GPT, it has become clear to us that times change, people change and corporations change. Things move on, and the historical links with Lend Lease that were once important, are no longer necessary for GPT.

- Indeed, recognising that we may be going our separate ways, GPT and Lend Lease have yesterday reached agreement on the transitional and separation issues that will see GPT become independent.

- GPT must forge its own future, its own growth and its own certainty. It is more than capable of doing so.

- It's now time that the ownership and management interests of GPT were totally aligned. If you give us Independence we will do the job. We will respect your TRUST.

- Let me turn to the proposal:

THE PROPOSAL

[SLIDE 9]

- On 17 February 2005, GPT announced a proposal that GPT Independent Directors and management believe, when considered in its entirety, is in the best interests of GPT Unitholders.

- The proposal entails the following three key initiatives:

  1. *Internalising the management of GPT*
  2. *Entry into the Joint Venture with Babcock & Brown*
  3. *Sale of Part Interests in 3 retail assets to Westfield*

- This package of Internalisation + Joint Venture + Sale of partial interests in Assets was negotiated and developed over a lengthy period and involved robust negotiation between all 3 parties.

- The Joint Venture and the Asset Sales do not and have never required a vote by GPT Unitholders. Indeed, it was open to the GPT Board to implement these proposals without waiting for the vote on Internalisation. We chose not to do so.

- However, we believe the B&B Joint Venture and the Asset Sales to Westfield are absolutely necessary to underpin a STABLE internalisation of GPT management.

- We cannot recommend one without the others. So, in proposing the internalisation resolutions we have been absolutely clear and transparent with unitholders that, the proposals should be considered as a package, since the proposed Joint Venture and the Asset Sales will immediately follow a vote in support of the internalisation of management.

- Some have suggested that unitholders should be able to vote for each piece of the package separately, or vote for a 'stand-alone internalisation' without the joint venture and without the asset sales.

- We understand that perspective. In any "package", we would all prefer that we could take those bits of a package which we PERSONALLY find attractive and avoid those bits with which we PERSONALLY may have difficulty. We would all love to cherry pick but that is not reality. It's the same in voting for governments: if people could vote policy by policy, I dare say most people would choose more welfare spending and choose not to pay more tax.

- Of course, it is not that simple. Personal preferences must give way, in government and in business, to the economic realities of what actually works.

- Our responsibility as Directors of GPT is very clear. We must act in the best interests of all unitholders, and recommend proposals that satisfy that sole criterion.

[SLIDE 10]

- In that respect, the Independent Directors do NOT believe that an 'internalisation-alone' option is in the best interests of unitholders.

- An "Internalisation alone" represents inferior value to GPT unitholders and will make GPT unstable in the future. It will also deprive unitholders of most of the $880 million value uplift for GPT and the 16.5% increase in distributions delivered by the package of proposals considered here today.

- To offer unitholders the option of 'internalisation-alone' would risk opening the door to a falling unit price and continued instability. We believe it would leave GPT vulnerable to another under-valued hostile take over bid. These consequences would, in turn, de-motivate our management, make it difficult to keep the best staff and impossible to attract new people of the caliber we need. Independence alone would be a recipe for instability, which itself undermines independence. We need to stay out of this "swamp of uncertainty".

- For all of these reasons, an internalisation alone is not – and CAN NOT be recommended by the Independent Directors.

[SLIDE 11]

B&B JOINT VENTURE

- We developed the Joint Venture proposal with Babcock & Brown to serve as a 'growth engine' for GPT. The Joint Venture provides GPT with a platform from which to increase significantly

the rate of growth in earnings and distributions while preserving GPT's traditional strengths and its essential character as a vehicle at the lower end of the risk spectrum for listed property trusts.

- After working closely with the B&B team for over 6 months, we are confident that the Joint Venture will exceed our expectations and endure over the long term because it offers strong strategic and financial benefits to both parties. Our respective investment philosophies are very complementary with a focus on the fundamentals, especially stable cash flows and low volatility assets.

- With the Australian property market coming off what we see as a highpoint in the cycle, it makes more sense to have 15% of our total assets invested in property markets that we believe are at the bottom of their cycle.

[SLIDE 12]

WESTFIELD SALES

- We propose to sell part interests in three shopping centres to Westfield.

- I know this has been a contentious point for some. It was a difficult decision for us.

- However, the agreement needs to be understood in context. We know that late last year and early this year Lend Lease, Westfield, Stockland and other major participants in the Australian listed property trust sector were variously discussing BETWEEN THEMSELVES the future of GPT.

- It was clear to the GPT Independent Directors that the future of GPT SHOULD NOT be allowed to be negotiated WITHOUT appropriate input from GPT, and from those who were committed to the best interests of GPT unitholders.

- As the custodians of your best interests, the Independent Directors concluded that they must engage with all major participants if the Independent Directors were going to be able to develop a proposal which was BOTH:

  (a) a CREDIBLE alternative to Stockland's undervalued takeover bid, and set a new "price point" for any further takeover bids; and

  (b) going to deliver the independence and growth demanded by GPT unitholders and which was necessary for a STABLE future for GPT.

- It was critical to the development of the proposed joint venture with Babcock & Brown that it would have a serious chance of success. For that to occur we needed to understand the intentions of other major participants, who might otherwise come together in a way contrary to unitholders' best interests.

- GPT therefore decided to enter discussions with Westfield with a view to negotiating a transaction which would preclude Westfield

from proposing, or being part of a consortium that proposed, alternatives THAT WERE LESS BENEFICIAL TO GPT UNITHOLDERS THAN THE CURRENT PROPOSAL. Reaching agreement with Westfield also provided significant, cost effective funding for GPT's planned investment in the joint venture with B&B.

- Viewed dispassionately, and with this context, the sale of partial interests in 3 retail assets are the right move at this time. They are being sold at or above independent valuations and at what we see as a highpoint in the Australian property cycle.

STABILITY

- Some people here today may believe that voting against the resolutions will maintain the status quo for GPT. Nothing could be further from the truth. If the resolutions are <u>not passed</u>, GPT's future would then be determined by Lend Lease's plans for GPT.

[SLIDE 13]

- As we have explained, Lend Lease announced only, that it would develop a plan IF today's proposal is unsuccessful. There is no alternative plan yet formulated by Lend Lease and the only guidance we can provide is the 'Internalisation-alone' model that is outlined in the Explanatory Memorandum – and which was rejected by the Independent Directors as an inferior option and not in unitholders' best interests.

- Voting YES to the resolutions today will bring stability, growth, value and a clear long term strategy for GPT.

- Voting NO simply gives GPT an uncertain and unstable future, and prolongs the turbulence in which GPT has found itself for the last year. We now want to get out of that swamp of uncertainty.

- I will now ask Nic Lyons, GPT's Chief Executive Officer, to talk in more detail about the terms of the proposal and the strategy for GPT post proposal.

NIC LYONS

[SLIDE 14]

- Thank you Peter.

- Let me say at the outset that the whole management team is very enthusiastic about the opportunities that this proposal presents for GPT and for our investors.

- Obviously this proposal represents a change for GPT. But, let me make clear what this proposal does not change.

[SLIDE 15]

- GPT will remain the owner of a high quality diversified Australian property portfolio valued at $8.2 billion. 85% of our total assets will remain unchanged as our interest in the Joint Venture is limited to 15% of our total assets. GPT will remain committed to growth and stability for its unitholders.

- The sale of partial interests in 3 retail assets to Westfield for $744 million dollars will reduce our Retail Portfolio from $4.7 billion to $4 billion BUT we will still be the second largest owner of retail assets in Australia.

- Importantly, we're not going to stand still in retail development: We have identified over $1 billion in future development opportunities across our existing portfolio, and are committed to the continued growth of our retail platform.

- Our approach to investment in quality low risk property investments won't change. Neither will our senior staff who remain committed despite the difficulties of the last 12 months – because they are excited about the future for GPT and for our investors!

- That future is built on the incredibly solid base of high quality properties that GPT has built-up over more than 30 years. On that foundation we propose the development of the Joint Venture – which finally provides a means to develop a set of selected quality offshore investments – a growth option we have wanted to pursue for several years.

[SLIDE 16]

GPT'S VISION POST PROPOSAL

- The proposal will broaden GPT's investment focus in two ways. First, through investments in offshore property markets which are larger but less-mature and offer greater diversity and higher risk-adjusted returns.

- This is to our advantage as the Australian market matures and the opportunity to achieve superior returns is limited by the weight of intense competition for assets domestically in a relatively small market pushing prices to record levels.

- Second, GPT will engage in a broader range of activities, involving the investment in property markets and asset classes that offer opportunities to achieve higher returns because the characteristics of these markets and sectors have resulted in inefficiencies. These can be exploited through the application of quality management and skills and through active trading of assets to realise higher returns without significantly higher risks.

- The new strategy and structure will provide the flexibility for GPT to pursue a range of new growth activities, if they exhibit the required risk-adjusted returns.

- GPT and the Joint Venture will retain a focus on mitigation of risks. Providing superior risk-adjusted returns for unitholders will be the primary driver for decision making. This discipline will be implemented through:

    - the use of limitations on the levels of investment in particular sectors and investment types;
    - a total return focus on investment decisions;

- the use of non-recourse debt as a protective measure in instances where it is deemed beneficial;
- active capital management; hedging of foreign currency obligations, management of interest rate expenses and continued good corporate governance;
- a predominant focus on income earnings secured by long term tenancies rather then speculative capital gains; and
- GPT's veto rights over any investment proposal to the Joint Venture.

GPT POST PROPOSAL

[SLIDE 17]

- Following the proposal, GPT will be one of Australia's largest diversified property groups with:
  - an $8.2 billion core portfolio of high quality diversified Australian property assets; and
  - a platform to enter new markets, assets and funds management activities in a controlled manner via the initial $900 million investment in the Joint Venture.

- The proposal offers significant value to GPT Unitholders, including a significant increase in forecast earnings, a 16.5% increase in distributions, in 2006 from 23.6 cents per unit to 27.5 cents per unit, as well as the potential for higher growth in distributions in the future.

- The Internalisation will create an independent, internally managed group with a reduced management expense ratio, saving

approximately $20 million per year in management fees, which are currently paid to Lend Lease.

- The growth rates post proposal, are the result of ongoing growth delivered by GPT and the Joint Venture, as well as a one-off uplift created by the Internalisation and Asset Sales.

- The proposal is expected to increase the value of GPT by an estimated $880 million.

- The Independent Expert's view was that GPT's unit price is likely to trade between $3.61 to $3.81 if internalisation and the Joint Venture proceeds. Our shares closed at $3.61 yesterday.

- More significantly, perhaps, unit holders need to understand that GPT's trading value has been supported for the last 12 months by the very takeover speculation that has proved so disruptive and destabilising.

- Before the first Lend Lease proposal GPT was trading at just over $3.00. In the absence of our proposal for internalisation supported by the Joint Venture and asset sales, or another takeover, an adjustment in the trading price of GPT units would appear to be inevitable.

[SLIDE 18]

- But this restructuring proposal developed by the Independent Directors and management is much more than a response to the proposals.

- I have already made the point that the widening of GPT's investment horizons offshore is something that we have wanted to do for some years, but have not been able to link-up with an appropriate partner with the local expertise and personnel that Babcock & Brown can provide.

- The Internalisation of management is also long overdue. This is now a common structure across the Australian LPT sector. The internalised management structure will align management and staff's interests with those of the Trust and unitholders. It will also enable GPT to benefit from ownership of operating businesses and the trading profits generated by those businesses, in the same way that many of our competitors have benefited in recent years.

- Management will be solely accountable to GPT unitholders through the GPT Board and not employed by another business with potentially different interests.

- We have already put in place all the necessary transitional arrangements, whether they be premises, systems or people, both with Lend Lease and other third parties to make sure that GPT is fully operational on Day One.

[SLIDE 19]

- It will be a GPT with strong values, an inclusive culture and a commitment to the best interest of GPT unitholders.

- It will be an organisation where people want to come to work. An organisation where they can grow professionally with

opportunities to move on to higher challenges and deliver investment performance for unitholders.

- It will be an organisation that attracts the best property professionals in the country – rather than facing the constant threat of loosing them to our competitors.

- This proposal represents the opportunity to introduce some STABILITY and CERTAINTY for our unitholders and the people looking after their interests in GPT.

- The vote today is not just about a simple separation from Lend Lease – but rather, the preservation of GPT itself as a successful and dynamic force in the property markets.

- Without the VALUE and STABILITY created by the proposals today, GPT faces a difficult and unpredictable future.

BACK TO PETER

PETER JOSEPH

[SLIDE 20]

GOVERNANCE PROTECTIONS

- The Independent Directors recommendation of the Proposal before you today came after an exhaustive examination of the various proposals and many alternative options investigated during the last 12 months.

- In this process, we have been supported by the GPT management team and assisted by a number of advisors working exclusively for GPT and GPT's management team:

  - our financial advisers – Macquarie Bank;
  - our legal advisers – Allens Arthur Robinson
  - our accountants – PricewaterhouseCoopers;
  - our tax advisers – Greenwood & Freehills;
  - our specialist governance advisers - Blake Dawson Waldron, and
  - our communications advisers – Cannings.

- Grant Samuel was appointed Independent Expert and their report is enclosed in the Explanatory Memorandum sent to Unitholders, dated 2 May 2005.

- We were very conscious of the need to put in place corporate governance protections to ensure that the evaluation of the proposal was undertaken independently and in an open and transparent manner and exclusively in the interests of GPT's unitholders.

- I would now like to introduce Elizabeth Johnstone from Blake Dawson Waldron, our specialist governance adviser, to address the meeting.

[SLIDE 21]

ELIZABETH JOHNSTONE

- Governance processes adopted by the Independent Directors.

- Blake Dawson Waldron (BDW) was retained as governance adviser when first merger proposal from Lend Lease in May 2004 - continued to act in that capacity during evaluations of various options and negotiations

- BDW advised the Board, represented by its Independent Directors

- Initially retained to provide separate governance advice because of the connections between the responsible entity of GPT and Lend Lease

- GPT was not legally required to have a specialist governance adviser - Board decided that separate advice on governance issues - an appropriate and continuing step in all the circumstances

- Corporate governance – requires an effective balance between the innovative, entrepreneurial, risk taking business activity and on the other hand, the appropriate measure of accountability

- Integrity by the Board in setting "tone at the top"

- Advise the directors on applying these principles in the complex governance environment confronting GPT since May 2004

- We have attended all meetings of the Board held since November 2004

- In our presence, the directors have asked each other, GPT senior executives and their professional advisers:

  - Is this the right thing to do?

- Is it in the best interests of our unitholders?

- We have repeatedly heard the directors acknowledge that it is the unitholders who should decide the future course for the company

[SLIDE 22]

- As governance advisers, we have provided an opinion containing three major points - based on observations and the information provided to us, the Independent Directors have:

  1. Firstly: developed and implemented a rigorous evaluation process in relation to the various proposals to ensure that the interests of GPT unitholders were paramount;

  2. Secondly: exercised care and diligence and been even handed in considering the various competing proposals and options to date; and

  3. Thirdly: been mindful of, and acted in a manner consistent with, contemporary corporate governance principles and practices, including ensuring ethical and responsible decision making, balanced disclosure, and transparency.

[SLIDE 23]

<u>BACK TO PETER</u>

VIDEO

- Thank you Elizabeth.

- I now want to show you something of our vision for the new GPT. You may be aware that in April we took a group of major investors and analysts to Europe to look at the particular properties and the 'on the ground' operations of our Joint Venture Partner Babcock and Brown. Those investors and the analysts immediately saw that the Joint Venture proposal was a "winner". It offers real value to GPT and the properties are quality assets.

- I want to show you a video that GPT management has prepared to allow you some of that same insight.

SHOW VIDEO

ENDS.

Slide 1


GPT
Meeting of Unitholders
2 June 2005

Slide 2

Donna Byrne
Investor Relations and
Communications Manager

GPT

Slide 3


GPT

Slide 4

Donna Byrne
Investor Relations and Communications Manager

GPT

Slide 5

Peter Joseph
Chairman, GPT Board

GPT

Slide 6

Creating Independence and Growth

GPT

Slide 7

GPT Unitholders

- Independent GPT
- Measured growth
- Traditional low-risk investments
- Certainty and stability

GPT

Slide 8


Peter Joseph
Chairman, GPT Board
GPT

Slide 9

Independence and Growth

- Three key initiatives
  - Internalising the management of GPT
  - Joint Venture with Babcock and Brown
  - Sale of part interests in three retail assets to Westfield

- **Whole 'package' necessary for a <u>stable</u> internalisation**

GPT

Slide 10

'Internalisation – alone'

- Inferior value to GPT unitholders
- Lower uplift in distributions and unit value
- Risks continued instability and uncertainty

- **NOT in the best interests of GPT unitholders**

GPT

Slide 11

Babcock & Brown Joint Venture

- 'Growth engine' for GPT
- Significant increase in earnings and distributions
- Lower end of risk spectrum for LPTs

- **GPT and B&B aligned on <u>low-risk</u> approach**

GPT

Slide 12

Asset sales to Westfield

- Followed discussions with all parties
- Needed for 'alternative' to Stockland
- Asset sales
  - Above independent valuations
  - Top of Australian property cycle
  - Capital reinvested for higher return
- **Creates VALUE for internalisation**

GPT

Slide 13

Peter Joseph
Chairman, GPT Board

GPT

Slide 14

Nic Lyons
Chief Executive Officer

GPT

Slide 15

New GPT – Value and Stability

- GPT will remain
  - High quality diversified property
  - Australian assets valued at $8.2 billion
  - 85%, core Australian property unchanged
    - JV limited to 15% of total assets
  - Retail portfolio $4 billion – second largest in Australia

GPT

Slide 16

GPT's Joint Venture

- Limited exposure to offshore property
  - Larger, less-mature markets
  - Greater diversity
  - Higher risk-adjusted returns
- New growth activities
  - Active management
  - Asset trading
- Focus on risk mitigation

GPT

Slide 17

New GPT – more Value

- $8.2 billion core portfolio
- $900 million in Joint Venture
- 16.5% increase in forecast earnings 2006
  - 27.5 cpu 2006
  - Lower MER - $20 million savings

- **Increase GPT Value by $880 million** (est)
- **Trading value $3.61 to $3.81** (Independent Expert)

GPT

Slide 18


Nic Lyons
Chief Executive Officer
GPT

Slide 19

GPT People

- Management and investor interests aligned
- Strong values, inclusive culture
- Team to deliver investment performance
- Qualified, experienced property professionals

- **Stability and Certainty**

GPT

Slide 20

Peter Joseph
Chairman, GPT Board

GPT

Slide 21

Elizabeth Johnstone

Partner

Blake Dawson Waldron

GPT

Slide 22

Blake Dawson Waldron

- Independent Directors have
  - Implemented a rigorous evaluation process
  - Exercised care and diligence in considering competing proposals, options
  - Acted according to corporate governance principles
  - Ensured ethical and responsible decision-making, balanced disclosure, transparency

GPT

Slide 23

Peter Joseph

Chairman, GPT Board

GPT

Slide 24

Questions

GPT

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

2 June 2005

General Property Trust and GPT Split Trust

TRADING HALT

The securities of General Property Trust and GPT Split Trust (the "Trusts") will be placed in pre-open at the request of the Trusts, pending the release of an announcement by the Trusts. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 6 June 2005 or when the announcement is released to the market.

Security Code: GPT
GSTIN
GSTCP

A.R.A. Black.

Andrew Black
Senior Companies Adviser

GPT
GENERAL PROPERTY TRUST

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 9146

GPT@landlease.com.au

www.gpt.com.au

2 June 2005

Andrew Black
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

By Facsimile: (02) 9241 7620

Dear Andrew

Request for Trading Halt

GPT Management Limited, as responsible entity of both General Property Trust and GPT Split Trust, requests trading halts in the units of both General Property Trust (ASX CODE: GPT) and GPT Split Trust (ASX CODES: GSTIN and GSTCP) from the commencement of trading today, Thursday, 2 June 2005.

The trading halt is requested to remain in place pending the announcement of the results of the general meeting of General Property Trust unitholders to be held this morning from 11am to vote on a replacement of responsible entity and internalisation of management of General Property Trust. That announcement will be made as soon as votes on the resolutions to be put to the meeting are counted, scrutineered and finalised, which is expected to be before close of trading today.

GPT Management Limited, as responsible entity of both General Property Trust and GPT Split Trust, is not aware of any reason why the trading halt should not be granted.

Yours sincerely,

James Coyne
Company Secretary

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT CREDIT RATING

27 May 2005

General Property Trust has today received confirmation from Standard & Poor's (S&P) that, should the proposal before unitholders to internalise management proceed on 2 June 2005, S&P would assign a BBB+ rating to General Property Trust.

This rating is consistent with GPT's assumptions as laid out in GPT's Notice of Meeting and Explanatory Memorandum dated 2 May 2005 and underlies the forecasts contained in that document.

While this represents a downgrade to GPT's current rating, GPT retains a rating which is competitive in both the listed property trust sector and amongst major Australian corporates.

ENDS

Enquiries

For further information please contact:

Donna Byrne
Investor Relations Manager
(02) 9237 5844

GPT
GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

RESPONSE TO QUESTIONS FROM MAJOR INVESTORS
25 May 2005

The Internalisation Proposal scheduled for a unitholder vote on 2 June 2005 has stimulated a number of questions from some of GPT's major investors. Attached is a collation of those questions and GPT's responses, an edited version of which has been provided to those major investors.

ENDS

Enquiries

For further information please contact:
Nic Lyons
Chief Executive Officer
General Property Trust
0401 719 899

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

A prospectus for GPT Management Holdings Limited (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPT

GENERAL PROPERTY TRUST

Addressing specific questions raised by certain investors and commentators

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146
GPT@lendlease.com.au

www.gpt.com.au

Since receiving an unsolicited merger proposal from Lend Lease just over a year ago, GPT's independent directors and management team have been focused at all times on working for the interests of unitholders as a whole.

In the course of briefing our owners, we have addressed a number of questions concerning the information provided in the Explanatory Memorandum released to unitholders on 2 May 2005. In order to provide a comprehensive summary of the issues raised, key points are included below.

1. Why higher growth is desirable

In recent years, GPT has consciously sought to broaden its scope to address investor feedback that GPT needed to generate higher growth while maintaining an appropriate risk profile. As a result, GPT has diversified into investments in bulky good centres (Homemaker portfolio), hotels and master planned urban communities over the period since 2001 and is now proposing the Internalisation accompanied by the Joint Venture and Asset Sales.

As you are aware, GPT has had ongoing, frequent consultation with investors, in the period since the LLC merger proposal failed to gain GPT unitholder support. This revealed a clear consensus that enhanced growth (as well as internalisation) was a requirement for any counter proposal.

In addition, investors will recall that GPT has recently been subject to an undervalued, unsolicited takeover offer by Stockland and the Independent Directors believed it was critical to put forward a proposal that would make GPT competitive within the LPT sector on an ongoing basis and end the climate of uncertainty surrounding GPT without preventing any development of future takeover bids at appropriate values and with risk profiles commensurate with GPT's investment philosophy.

The Internalisation Proposal as a whole is estimated to create $880m of value for unitholders in the short term, the vast majority of which is attributed to the Joint Venture and Asset Sales[1]. It also provides GPT with a platform from which to increase significantly the rate of growth in earnings and distributions whilst preserving GPT traditional strengths and its essential character as a vehicle at the lower end of the risk spectrum for LPTs.

2. Appropriate risk management mechanisms have been incorporated

While GPT has been focused on establishing a new growth platform, GPT has been equally concerned to implement appropriate risk management measures. Those measures include the following:

- the majority of the investments of the Joint Venture will be in defensive, income-producing assets (typically backed by long-term leases to creditworthy tenants), or in low volatility assets with upside potential (such as the German residential apartments with long tenant histories);
- investments must be capable of being held for up to 10 years;
- debt-funding of the Joint Venture investments will be long-term and non-recourse, appropriately hedged against interest rate and currency fluctuation;
- GPT's investment in the Joint Venture will be capped at 15% of GPT's total assets;
- GPT's investment in the Joint Venture is predominantly based around the $700 million investment in 9% return preferred capital which ranks ahead of the Joint Venture's ordinary capital; and
- GPT will have final veto rights over any investments proposed to the Joint Venture.

3. Why the Joint Venture terms strike a reasonable balance

GPT rejects any suggestion that the Joint Venture terms are unfair to GPT or unduly generous to Babcock and Brown ("B&B"). GPT went to great lengths in negotiating a necessarily robust and detailed joint venture with B&B so as to create an appropriate balance between the risk/return position deemed desirable by GPT and the need to ensure that significant incentives were in place for B&B to deliver an appropriate quality and quantity of opportunities to the joint venture from its global real estate platform.

---

[1] Implied value creation based on internalisation uplift of 13 cents per GPT unit and joint venture/asset sales uplift of 31 cents per GPT unit being the mid-point of the ranges determined by the independent expert, Grant Samuel & Associates, report dated 2 May 2005.

Our solution requires B&B to commit $100m of equity capital to a joint venture rather than act as a traditional external fund manager earning base management and performance fees.

B&B's disproportionate ordinary equity interest (equivalent to a one-off 17% goodwill factor) in the joint venture has attracted attention. Again the appropriate equity investment was the subject of careful consideration by the Independent Directors, GPT management and their advisors. In summary it recognises and compensates B&B for:

→ providing GPT with a 5 month option over the initial portfolio of c.$1.4 billion of assets

→ agreeing to sell assets to the joint venture at a $35m discount to independent assessed valuation

→ providing a first right to the joint venture to provide equity capital for any property acquisition identified by B&B across the globe, where B&B is raising third party Australian capital from listed or wholesale investors

→ access to B&B's real estate expertise and deal sourcing capability around the world – without any obligation to contribute to the overheads of that business

→ providing world class expertise in structuring and financing real estate transactions which enhance the joint venture's investments by mitigating risks and/or improving returns

→ underwriting the delivery of an acquisition pipeline which is intended to see the joint venture fully invested by 31 December 2006 and generate an uplift in distributions of 1.0cpu in CY2005 and 2.75cpu in CY2006

After working closely with the B&B team for over six months, we are confident that the joint venture will exceed our expectations and endure over the long term because it offers strong strategic and financial benefits to both parties. In addition, GPT procured protections for unitholders in the form of rights to terminate the joint venture after three years in the event that GPT has not received a required weighted average minimum total return of 10% across its preferred capital and ordinary equity investment in the joint venture. If under such circumstances GPT chose to terminate the joint venture, B&B may forfeit its "uplift" in the ordinary equity on a winding up.

We also note that it has been suggested that these termination provisions can be characterised as a "poison pill" however in fact these provisions are designed to protect GPT unitholders' capital and take effect at market value.

4. Fees potentially payable by the Joint Venture to B&B are comparable with accepted LPT standards

The basic principle enshrined in the joint venture agreement is that both parties will be remunerated at market rates for genuine third party transaction related services. There is no fee leakage to either party for ongoing asset or property management.

The most contentious and misunderstood component of the fee arrangements is the maximum 5% cap on advisory fees. The key points to note here are:

→ this cap was put in place to incentivise B&B (or GPT) to source acquisitions at or below independently assessed market value

→ GPT will select and instruct independent valuers in all cases – as was the case with the initial portfolio of assets. GPT will also be strengthening its management platform with key appointments in both Australia and Europe to assess, in conjunction with B&B, investment opportunities and determine the ongoing strategic direction of the Joint Venture

→ where acquisitions are acquired at market value, fees payable to B&B will be limited to a 1% fixed advisory fee and a debt arranging fee at market rates (typically 40 to 50 BP on debt arranged) where these services are performed by B&B. Unlike most externally managed LPTs there will not be additional leakage in the form of base management fees, sponsor's fees etc

→ where acquisitions are acquired below market value, the 5% cap will be inclusive of all fees for services provided by B&B. Our review of standard fees charged by externally managed vehicles, indicates that over say a three year period total fee leakage suffered would typically amount to between 3 and 4% of total asset value[2]. On this basis, if the maximum cap is applicable the effective mark-up to B&B is, in fact, between 1 and 2%

---

[2] Assuming standard fees charged by external LPT managers, eg sponsors fees of 80BP at IPO, acquisition and due diligence fees of 100BP and 25BP, respectively, on all asset acquisitions, annual base management fees of 45BP and debt arranging fees of 50BP.

→ unlike most externally managed LPTs with offshore assets which typically acquire assets via public auctions or from their joint venture partners, the joint venture expects to benefit from sourcing acquisitions off-market and via established local relationships providing it with real potential to acquire assets at below independent, open market value

→ ultimately all acquisitions will be subject to due diligence and a right of veto in favour of GPT. Where GPT does not believe the acquisition terms net of proposed fees are sufficiently attractive, it has the capacity to seek improved terms by seeking lower fees or to reject the opportunity.

5. Quality of Joint Venture properties and use of 'financial engineering'

Certain commentators have suggested that the yields of the Joint Venture properties are 'unremarkable' and that the EPU uplift is derived from 'financial engineering' such as the positive borrowing spread and the conversion of Australian dollar debt to Euro denominated debt.

GPT believes these criticisms are misplaced and re-states that the yields quoted in the Explanatory Memorandum are net of outgoings, repairs and maintenance and (in the case of the residential assets) discretionary, earnings accretive modernisation capex and the yields are in fact significantly higher than comparable yields available on Australian properties.

These are strong investments, with long term stable cash flows with net yields well above the cost of debt in Europe. This is in fact a desirable characteristic for any property investment rather than a "financially engineered" outcome. In addition, GPT intends to match its investment in the joint venture with Euro denominated debt to minimise A$ NTA volatility for our investors.

6. GPT considered a broad range of alternative strategies and partners

Since May 2004, GPT has constantly reviewed its alternatives. This involved consideration of a broad range of alternative strategies and partners. As disclosed in section 2.4 of the Explanatory Memorandum, GPT had discussions with several parties, including Lend Lease.

The Independent Directors have unanimously recommended the current proposal in light of all likely alternatives. We believe the recommended proposal strikes a sensible balance between the desire for higher growth and taking on additional risk whilst offering the potential both independently (and via the joint venture) to develop a broader platform and expertise in funds and asset management within Australia and overseas. This will benefit GPT as an organisation over the long term and permits significant opportunities and benefits to be realised.

7. Information on ADFML (New RE)

The Explanatory Memorandum set out considerable information on ADFML. In substance, as the new responsible entity of GPT, ADFML (which will become GPT RE Ltd) will have the same Board of Directors, the same senior management team (led by Nic Lyons), the same "responsible officers" and the same resources as the current responsible entity (GPTML) has. GPT conducted appropriate due diligence on ADFML and satisfied itself that this is an appropriate vehicle to become the new responsible entity. ASIC has made an offer to grant a license which is conditional on unitholder approval of the Internalisation Proposal.

8. Impact of the transaction on GPT's gearing

GPT's gearing at December 2004 was 29.7%. On a pro forma basis, this will increase marginally to 31.5% if the proposal is implemented, which remains at the lower end of GPT's stated target gearing range.

There has been much discussion concerning the "see through" gearing of GPT following the transaction. GPT has disclosed gearing on a "see through" basis in the interests of transparency, however we do not believe it represents the most appropriate measure of GPT's financial risk given:

→ underlying asset level debt in the Joint Venture properties is non-recourse and asset specific (ie. it is not cross collateralised to other joint venture assets)

- → the gearing of the joint venture when measured in terms of interest cover is more closely comparable to GPT's core Australian portfolio given the very significant spread between asset yields and the cost of Euro denominated debt
- → asset level debt will typically be fixed rate or be swapped into fixed rates
- → GPT holds the majority of its investment in the joint venture via preferred capital which ranks ahead of ordinary equity.

9. Structure of resolutions

GPT has been criticised for the way in which the resolutions have been structured. We make the following points:

- → unitholder approval is not required for the Joint Venture and Asset Sales either by law or ASX listing rules – in fact GPT could have chosen to enter into these arrangements without unitholder approval
- → in the interests of transparency and unitholder choice, GPT's Independent Directors wanted to clarify that while the resolutions pertained to the Internalisation, a 'yes' vote would result in the Joint Venture and Asset Sales also being implemented
- → the package of the internalisation, joint venture and assets sales was the outcome of a robust, drawn out commercial negotiation between the relevant parties. This package has been unanimously recommended by GPT's Independent Directors and endorsed by the independent expert as being in the interests of GPT unitholders talking into account all other alternatives.

10. Sale of assets to Westfield

Prior to negotiating the joint venture with B&B and the asset sales to Westfield, GPT's Independent Directors faced two developments that they judged to be sub-optimal for the interests of GPT's unitholders. The first development was the undervalued bid by Stockland creating an unacceptable risk profile. The second was GPT's awareness of market speculation concerning negotiations, initiated by Lend Lease with Westfield, to assist Lend Lease to make a further bid for GPT under which if Lend Lease gained control of GPT, it would sell assets to Westfield.

The Board of GPT believed that its primary task should be to develop a proposal for GPT that was viable in its own right over the long term so as to optimise the GPT unit price. This led to negotiations with B&B – part of which required engagement with Westfield and resulted in the joint venture proposal with B&B and the asset sales to Westfield subject to unitholder approval of the Internalisation Proposal.

It had the clear benefit of:

1) providing a market benchmark with the existing Stockland proposal and creating 'market tension' for any other possibilities under consideration by third parties; and

2) not precluding the development of any superior offer for the whole GPT entity.

As GPT has outlined in the Explanatory Memorandum, GPT required a funding source for their investment in the Joint Venture and chose to sell partial interests in 3 retail assets to address this issue. Additional debt would have lifted GPT's gearing to an unacceptable level and issuing $900m of equity would have been dilutive to existing unitholders and totally impractical given the prevailing uncertainty surrounding GPT's future.

Agreeing the Asset Sales with Westfield allowed GPT to maintain moderate gearing by re-directing the proceeds to a higher yielding investment in the form of the Joint Venture.

In the course of negotiating the proposed asset sales to Westfield, Westfield formally advised that, these negotiations were totally independent from its investment in GPT, and that they reserved their right to vote, as they thought fit, on resolutions, relating to the Internalisation Proposal.

11. The LLC alternative

As the Directors have previously announced to the market, GPT does not believe that the LLC alternative is a genuine proposal as the intended form and structure of the LLC alternative remains unclear. It raises numerous unanswered questions about the ongoing Board and management structure of GPT and lacks a clear strategy for

growth. For example, the possibility of an inherent conflict of interest between the interests GPT and LLC investors in this respect concerns GPT's independent directors. In combination, these factors raise concerns about instability going forward for GPT.

Finally, GPT's independent directors consider the LLC alternative is inferior in value terms, a fact supported by the opinion of the Independent Expert, which has concluded that the Joint Venture and Asset Sales add value of approximately 31 cents per unit which would not be available to unitholders under the LLC alternative[3].

The Future

GPT's Independent Directors unanimously re-affirm their support for the proposed internalisation because it creates a viable stand-alone entity for the future that will significantly increase value, provide a clear strategy for growth and ensure long term stability of Board and Management. I encourage you to vote 'yes' at the GPT unitholder meeting to be held on June 2, 2005. A supportive vote will herald a new, re-invigorated and rewarding era for GPT with a highly motivated Board, and talented management and staff exclusively committed to looking after your interests.

The new GPT will have a fundamental commitment to adding Value by providing attractive risk-adjusted returns for its owners while at the same time respecting and applying the inclusive Values which will underpin its dealings with all its stakeholders, be they owners, management and staff, partners and all the communities we serve.

We hope your trust will be the result.

Please don't hesitate to contact Nic or myself if you wish to discuss this letter of any aspect of the Proposal.

Yours sincerely,

Peter Joseph
Chairman

[3] Based on the mid-point of the ranges determined by the independent expert, Grant Samuel & Associates, report dated 2 May 2005.

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

GPT'S INDEPENDENT DIRECTORS REJECT COMMENTARY OF CORPORATE GOVERNANCE INTERNATIONAL
24 May 2005

GPT's Independent Directors, comprised of Peter Joseph (Chairman), Ken Moss and Malcolm Latham, note references in the press to a commentary prepared by Corporate Governance International ("CGI") and CGI's recommendations concerning voting by unitholders on the Internalisation Proposal at the meeting on 2 June 2005.

GPT's Independent Directors were neither consulted by CGI nor given the opportunity to comment on CGI's document before it was issued.

GPT's Independent Directors reject the criticism by CGI and strongly disagree with the commercial recommendations made by CGI.

Given the governance process adopted by GPT, GPT's Independent Directors do not agree that the conclusions and recommendations by CGI can be sustained. Further, GPT's Independent Directors believe that CGI is making an investment recommendation which it is not in a position to make.

GPT attaches a note from Blake Dawson Waldron confirming that GPT's Independent Directors have observed appropriate governance procedures. The opinion confirms that:

> *"Consistently with [those] ASX governance principles and practices, in BDW's opinion the directors sought and carefully evaluated advice as to the commercial strategies that might be in the best interests of GPT unitholders. There was rigorous questioning of advisers with appropriate credentials. Under the supervision of those directors, extensive due diligence investigations were conducted. There was an appropriate process to negotiate commercial arrangements on arm's length commercial terms. The proposals that are set out in the EM were ultimately considered by the Independent Directors to be in the best interests of Unitholders. ...*
>
> *Based on BDW's observations and review of the material supplied to us, in BDW's opinion the directors have exercised care and diligence and have been even handed in considering the various competing proposals and options to date. They have developed and implemented a rigorous evaluation process in relation to the various proposals calculated to ensure that the interests of GPT unitholders were paramount. Throughout the past year we have observed that the Independent Directors have been mindful of, and acted in a manner consistent with, contemporary corporate governance principles and practices."*
>
> Blake Dawson Waldron, opinion dated 24 May 2005

For these reasons, GPT's Independent Directors consider that they are in the appropriate position and best qualified to make recommendations to unitholders.

GPT's Independent Directors unanimously confirm that the proposed internalisation is in the best interests of GPT unitholders because it will provide independence, significantly increase value, provide a clear strategy for growth and long term stability of Board and Management.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
General Property Trust
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622

A prospectus for GPT Management Holdings Limited (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

BLAKE DAWSON WALDRON

LAWYERS

GENERAL PROPERTY TRUST
CGI REPORT 17 MAY 2005

Blake Dawson Waldron (BDW) was retained as governance adviser at the time of receipt of the first merger proposal from Lend Lease in May 2004. BDW has continued to act in that capacity during subsequent negotiations including in connection with the current proposal in relation to the replacement of the responsible entity, internalisation of the management of GPT and the sale of certain assets to Westfield.

In undertaking the role of governance adviser, BDW has advised the Board, represented by its Independent Directors Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy (until she stepped aside due to her directorship of Babcock & Brown).

Based on BDW's observations and an extensive amount of written material provided to us, BDW's view is that those directors have consciously informed themselves of their legal obligations as directors and of contemporary governance standards and expectations.

The ASX Corporate Governance Council's *Principles of Good Corporate Governance and Best Practice Recommendations* were discussed by us with those directors at various times. In particular the directors were clearly aware of their responsibilities to promote ethical and responsible decision making, balanced disclosure, and transparency.

Consistently with those ASX governance principles and practices, in BDW's opinion the directors sought and carefully evaluated advice as to the commercial strategies that might be in the best interests of GPT unitholders. There was rigorous questioning of advisers with appropriate credentials. Under the supervision of those directors, extensive due diligence investigations were conducted. There was an appropriate process to negotiate commercial arrangements on arm's length commercial terms. The proposals that are set out in the EM were ultimately considered by the Independent Directors to be in the best interests of Unitholders.

Additionally BDW noted various steps the directors took to obtain direct unitholder feedback on the present proposal and to consider that feedback.

Based on BDW's observations and review of the material supplied to us, in BDW's opinion the directors have exercised care and diligence and have been even handed in considering the various competing proposals and options to date. They have developed and implemented a rigorous evaluation process in relation to the various proposals calculated to ensure that the interests of GPT unitholders were paramount. Throughout the past year we have observed that the Independent Directors have been mindful of, and acted in a manner consistent with, contemporary corporate governance principles and practices.

GPT has provided us a copy of CGI's report of 17 May 2005.

CGI recommends against the current proposal. CGI bases its criticism on material from the EM and from the report of the Independent Expert Grant Samuel.

That material is available to Unitholders because GPT's Independent Directors have sought to place before Unitholders a clear and transparent explanation of the Proposal, with balanced presentation of both its advantages and disadvantages.

GPT's Independent Directors concluded that the advantages clearly outweighed the disadvantages and that the Proposal is for the benefit for Unitholders.

Opinion

In our opinion, based on observations and the information provided to us, the Independent Directors have:

(a) developed and implemented a rigorous evaluation process in relation to the various proposals to ensure that the interests of GPT unitholders were paramount;

(b) exercised care and diligence and been even handed in considering the various competing proposals and options to date; and

(c) been mindful of, and acted in a manner consistent with, contemporary corporate governance principles and practices, including ensuring ethical and responsible decision making, balanced disclosure, and transparency.

Blake Dawson Waldron

BLAKE DAWSON WALDRON

24 May 2005

Company GPT RE Limited
File No 34819

GPT

GENERAL PROPERTY TRUST

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

20 May 2005

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust - Letter to Unitholders

In accordance with Listing Rule 3.17, attached is a letter to be sent to Unitholders.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

GPT
MANAGEMENT

20 May 2005

GPT Management Limited
ABN 94 000 335 473

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9383 8146

GPT@lendlease.com.au

Dear GPT Unitholder

GPT Unitholder Meeting
11am, 2 June 2005, Shangri-La Hotel, Sydney (the "*Meeting*")

I am writing to bring the above Meeting arrangements to your attention. The 2nd of June promises to be an historic day on which you will decide the future of GPT and whether GPT is to be an independently managed organisation with strong values, an inclusive culture and a business strategy that will produce immediate enhanced growth, diversity and stability. GPT believes that all stakeholders must be respected and that there needs to be complete alignment of interests between our owners, the board of directors, management and staff, and the communities we serve.

1. GPT's Independent Directors recommendation

The independent directors of GPT in respect of the proposal to be considered at the Meeting, being Malcolm Latham, Ken Moss and myself (***GPT Independent Directors***), unanimously recommend that GPT Unitholders vote in favour of the resolutions to be considered at the Meeting. That is because we believe that the internalisation proposal, and the transactions that will follow it, are in the best interest of GPT Unitholders. The view is also supported by the independent expert, Grant Samuel & Associates, which has concluded that the proposal "is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo".

The recommendation of the GPT Independent Directors has not changed following the announcement by Lend Lease of an alternative concept, discussed in section 4 of this letter.

2. Explanatory Memorandum

The Explanatory Memorandum details GPT Independent Directors' reasons for recommending the internalisation proposal to GPT Unitholders, which together with the joint venture with Babcock & Brown and sale of **interests** in 3 assets to Westfield,[1] form a package of initiatives designed to deliver independence, growth and stability to GPT. We encourage you to read the Explanatory Memorandum in full to appreciate the context of that recommendation.

3. Substantial benefits from the package

In summary, while there are certain risks and disadvantages attached to the package of initiatives, the GPT Independent Directors consider that the package delivers substantial benefits to GPT Unitholders:

- forecast cash distributions to increase by 16.5% in 2006 from 23.6 cents per unit to 27.5 cents per unit;

[1] Subject to pre-emptive rights in the case of Sunshine Plaza.

- GPT trading value on the Australian Stock Exchange estimated by the Independent Expert to be between $3.61 to $3.81 per unit;[2]
- increase in the total capitalised value of GPT by an estimated $880 million;[3]
- complete alignment of interest between the GPT board, management and GPT Unitholders;
- active asset and property management to maximise operating efficiencies and returns;
- stability of Board and management;
- clearly defined strategy and vision;
- the development of new businesses and growth platforms through a range of trading, funds management and development activities;
- through the asset sales, capitalising on the top of the Australian retail and property cycle and, through the joint venture with Babcock & Brown, reinvesting capital at the bottom of the European cycle;
- 85% of GPT's property assets to remain unchanged – up to 15% to be reinvested in the proposed joint venture;
- the proposed joint venture with Babcock & Brown will invest predominantly in defensive, income producing assets with upside potential and stable cash flows;
- the proposed joint venture with Babcock & Brown will deliver an underwritten deal flow forecast to increase distributions by 1 cent per unit in the second half of 2005 and 2.75 cents per unit in 2006;
- the investment in the proposed joint venture with Babcock & Brown will be fully hedged against foreign exchange fluctuations from a capital and income perspective.

The GPT Independent Directors intend to vote their GPT Units in favour of the resolutions to be put to the Meeting, in the absence of a superior proposal.

4. Public statements by Lend Lease Corporation

You may be aware from media reports that on 11 May 2005 Lend Lease Corporation, which owns GPTML (the responsible entity of GPT), made an announcement to the Australian Stock Exchange (the ***LLC Announcement***) that, if the internalisation to be considered by GPT Unitholders at the Meeting is not approved, Lend Lease proposes to develop an alternative internalisation concept (the ***LLC Concept***). The LLC Announcement provided few details of the LLC Concept, specifying only that it would involve the following:

- Lend Lease will "consult with GPT's major unitholders" on an "unencumbered alternative internalisation by 31 December 2005";
- "management" of GPT "at cost" and without "performance fees" by the Lend Lease group "from July 1 until internalisation occurs";
- no joint venture with Babcock & Brown nor asset sales[4];
- no exercise of pre-emptive rights on Rouse Hill or Twin Waters.

Lend Lease announced the LLC Concept without consulting with the GPT Independent Directors or the senior management of GPT, including Nic Lyons (GPT's CEO).

---

[2] "Based on a yield of 7.2% to 7.6% for calendar 2006, GPT units would trade at around $3.61 to $3.81 if the Restructuring is implemented, materially above the level at which Grant Samuel expects that GPT units will trade in the absence of the Restructuring or any other corporate activity.": Report of the independent expert, Grant Samuel & Associates, dated 2 May 2005.

[3] Implied value creation based on internalisation uplift of 13 cents per GPT unit and joint venture/asset sales uplift of 31 cents per GPT unit being the mid-point of the Grant Samuel ranges.

[4] The sale of interests in 3 GPT retail assets may be to Westfield alone, if APPF does not exercise its pre-emptive rights, or both to Westfield and APPF, if those pre-emptive rights are exercised.

4.1 Assessing the LLC Concept

During the last 18 months, the GPT Independent Directors have reviewed a number of proposals in respect of GPT, considering only whether or not they are in the best interests of GPT Unitholders. The GPT Independent Directors are both obliged and best placed to consider any such proposal.

Unfortunately, the LLC Announcement provided insufficient information about the LLC Concept to enable the GPT Independent Directors to assess it in any clinical and meaningful way.

(a) What kind of internalisation is it?

The LLC Announcement provided no details as to the intended structure of the internalisation. For example, it is not clear whether Lend Lease is to provide any management or other services to the internalised vehicle or on what basis such services might be provided. The proposed division of employees between an internalised GPT and Lend Lease is also unclear. Resolution of these issues is critical in the context of GPT's $4 billion retail portfolio.

The GPT Independent Directors consider that an internalised GPT involves GPT Unitholders effectively owning the management of the trust, rather than outsourcing it, or major elements of it, to another entity. Indeed, the form of internalisation proposed to GPT Unitholders for consideration at the Meeting will involve ending the structural arrangements with, and many of the benefits flowing to, Lend Lease.

(b) What could it become?

In any event, the LLC Concept will not be developed unless and until GPT Unitholders fail to support the internalisation proposal supported by the GPT Independent Directors at the Meeting and Lend Lease has completed its consultation "after 2 June with GPT's major unitholders". Each "major unitholder" may have entirely different ideas about what form of internalisation the LLC Concept should be: indeed, it would be surprising if they did not. It is also not clear which "major unitholders" would be consulted, and the reasons that retail investors are not to be consulted.

It is entirely unclear from the LLC Announcement whether or not Lend Lease would adapt the LLC Concept depending on the outcomes of that "consultation" process.

(c) Will GPT Unitholders' best interests be protected?

It is unclear whether Lend Lease proposes to develop the LLC Concept with or without the input of the GPT Independent Directors. Indeed, it is possible that there will be no independent directors appointed to act solely in the interests of GPT Unitholders and to ensure that the LLC Concept is in the best interests of GPT Unitholders.

In summary, the GPT Independent Directors have insufficient information to assess the nature and merits of the LLC Concept. The GPT Independent Directors do not wish to engage in speculation about the assumptions and structure of the LLC Concept, because the resulting analysis may prove to be misleading and incomplete if the LLC Concept is developed in other ways.

However, as detailed below, the GPT Independent Directors and the independent expert have considered the nature and merits of a genuine stand-alone internalisation, including in the Explanatory Memorandum (refer to footnote for page references).[5]

[5] See for example: Chairman's Letter, page ii; Questions 2, 10 and 11 on pages vii and ix; Section 2 generally, from pages 7-13, and particularly section 2.4 on pages 12-13; Independent Expert's report: pages 82-83, 134-136 and pages 162-163.

4.2 Stand-alone internalisation has been considered by the GPT Independent Directors

Whatever the LLC Concept may be, the GPT Independent Directors have considered at length a genuine stand-alone internalisation. The Explanatory Memorandum, including the independent expert's report, examines a genuine stand-alone internalisation.

The Explanatory Memorandum details the conclusion of the GPT Independent Directors that such a stand-alone internalisation is inferior to the package of initiatives proposed by the GPT Independent Directors, not least because it would not provide additional sources of growth and would deprive GPT Unitholders of the other benefits listed earlier in this letter, including the full increase in the capitalised value of GPT.[6]

4.3 Stand-alone internalisation has been considered by the independent expert

The Explanatory Memorandum also sets out the opinion of the independent expert on a stand-alone internalisation, in the context of its consideration of the package of initiatives proposed by the GPT Independent Directors. The independent expert is of the view that the internalisation is "unambiguously positive".[7] In the context of the package of initiatives recommended by the GPT Independent Directors, the independent expert noted that other elements of the package of initiatives may not appeal to all GPT Unitholders, that such decisions are matters of individual preference and that trade offs are inevitable in most transactions.[8]

However, as the independent expert observed, the GPT Independent Directors have concluded that GPT Unitholders want an independent and internalised GPT, but with considerably improved growth prospects, and that the GPT Independent Directors consider the package of initiatives proposed to GPT Unitholders to "be the best available option to increase income growth rates without adding undue risk while preserving the opportunity for unitholders to receive a premium for control".[9] The view of the GPT Independent Directors about the wishes of GPT Unitholders was reached after lengthy discussions with a number of GPT Unitholders.

In that context, while the independent expert recognised that an internalisation alone has some merit for some GPT Unitholders, the independent expert stated that it needs to be recognised that the package of initiatives "adds materially to annual distributions...and to the growth profile" and that an internalisation alone is likely to produce a lower trading price of GPT Units, compared with the current trading price and compared with the trading price after implementation of the entire package of initiatives.[10]

Having regard to all of those factors, the independent expert concluded that the package of initiatives proposed by the GPT Independent Directors is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after their implementation than under the status quo.[11]

5. Conclusion

The GPT Independent Directors believe that the proposals to be considered by GPT Unitholders at the Meeting strike an appropriate balance between independence, growth and risk management. The independent expert believes that those proposals are in the best interests of GPT unitholders in that unitholders are likely to be better

[6] Joint venture and asset sales are expected to deliver an uplift of 31 cents per unit or $625m of capitalised value, while internalisation delivers an uplift of 13 cents per GPT unit or $262m of capitalised value. These values are based on the mid-point of the Grant Samuel ranges.

[7] See pages 80, 82-83 and 134-136 of the Explanatory Memorandum.

[8] See pages 80-83 and 91 in particular of the Explanatory Memorandum.

[9] Page 91 of Explanatory Memorandum.

[10] See page 91 of the Explanatory Memorandum for further details.

[11] GPT unitholders should read the entire report of the independent expert. See pages 78 to 167 of the Explanatory Memorandum.

off after their implementation than under the status quo. Accordingly, the GPT Independent Directors continue to recommend unanimously that GPT Unitholders vote in favour of all resolutions to be considered at the Meeting. That recommendation is unchanged following the LLC Announcement.

Please note that one of the resolutions to be considered at the Meeting, the fourth, does not relate to the internalisation proposal and, as described in the Explanatory Memorandum, involves amendments to the GPT constitution following the introduction of new accounting requirements. That resolution is supported by all GPT directors.

For your convenience, enclosed with this letter is a further Proxy Form, should you be unable to attend the Meeting in person. Your Proxy From must be returned to GPT's registry by no later than 7pm on 31 May 2005. If you have already completed and returned your Proxy Form you do not need to return the enclosed form. Should you have any questions, please call the GPT Unitholder information line: 1800 350 150 (in Australia) and 61 2 9278 9045 (if overseas) between 9:00am and 5:00pm Monday to Friday (excluding public holidays).

Please come along and vote "yes" on this historic occasion. A positive vote will herald a new, re-invigorated and rewarding era for GPT with a highly motivated Board, management and staff exclusively committed to looking after your interests.

Yours sincerely

Peter Joseph
Chairman

A prospectus for GPT Management Holdings Limited (GPTCo) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

Urgent fax

3 pgs

GPT
GENERAL PROPERTY TRUST

ASX ANNOUNCEMENT & PRESS RELEASE

FOR IMMEDIATE RELEASE

GPT rejects Lend Lease's response to GPT's transitional plans

Lend Lease's actions in respect of the management of GPT

11 May 2005

Yesterday afternoon, Lend Lease issued an announcement headed "Lend Lease opposes GPT transactions with Westfield and B&B". GPT considers that announcement contained a number of inaccurate statements and overlooked some of the fundamental concerns expressed by the directors of GPT Management Ltd ("***GPTML***"), as responsible entity of General Property Trust ("***GPT***"), in its announcement of earlier yesterday. The Lend Lease announcement also foreshadowed a Lend Lease counter-proposal, which has not been discussed with the board of GPT. Additionally, since its announcement of yesterday, GPT believes that Lend Lease has sought to frustrate the continued management of GPT by GPTML.

Lend Lease's actions in respect of GPT management

Late yesterday afternoon, Lend Lease took steps to "lock out" senior GPT management from the premises at which they conduct GPT's business. By doing so, Lend Lease has sought to distance the GPT senior management team from the remainder of the GPT management group, the majority of whom have indicated their desire to move to GPT, should the internalisation proposal succeed. After foreshadowing a lock-out last Friday, Lend Lease only gave a few hours notice of its intention to lock out management yesterday evening.

Lend Lease has also moved, without agreement of the GPTML Board, to reorganise the GPT management structure and alter reporting lines within GPT, including removing Mark Fookes from the GPT structure where he reported to Nic Lyons, so that he now reports to David Hutton, a Lend Lease executive. GPT rejects these moves.

GPT considers that Lend Lease's actions promote only the interests of Lend Lease and that they are completely contrary to the interests of GPT unitholders. GPT believes that Lend Lease has acted contrary to the corporate governance protocols relating to GPT and the terms of the arrangements by which the senior GPT management team has occupied its

current premises. GPT remains under the control of the GPTML board of directors, which continues unanimously to support Nic Lyons and his management team.

Nic Lyons' team has been publicly supported by key personnel primarily involved in managing GPT and its assets, including the current general manager – retail, national retail development manager, chief operating officer of the retail business and the portfolio managers for the office, industrial, hotel and tourism, and the master planned urban community portfolios. That combined management team will operate solely for the benefit of GPT unitholders if the internalisation proposal is approved.

GPT challenges the accuracy of Lend Lease's announcement

Contrary to Lend Lease's assertions, it was never a requirement of GPT agreeing to transitional arrangements with Lend Lease that Lend Lease give unqualified support to the internalisation proposal now before unitholders. GPT sought only the co-operation of Lend Lease in the smooth transition to an internalised and independent GPT, if GPT unitholders supported the internalisation proposal, together with an agreement for the acquisition of assets and other transitional matters.

It is also incorrect for Lend Lease to assert that the senior management team of GPT threatened its resignation if Lend Lease did not agree to an allocation of employees on GPT's terms. Contrary to Lend Lease's assertion, no such offers of resignation were made.

GPT also rejects as incorrect, Lend Lease's assertion that it was seeking a "fair and equitable arrangement for an initial allocation of Lend Lease resources and employees". Lend Lease had proposed an arbitrary and mandatory allocation of employees, which suited no one other than Lend Lease. GPT had proposed no more, and refused to accept anything less, than that employees be given the right to choose their employer, based upon their views of the prospects, vision and plans of both groups.

Lend Lease's counter-proposal

The independent directors of GPT are unanimously of the view that the internalisation proposal outlined in the GPT Notice of Meeting and Explanatory Memorandum released on 2 May 2005 ("***EM***") is in the best interests of GPT unitholders, in the absence of a superior proposal. Accordingly, the independent directors of GPT unanimously recommend that GPT unitholders vote in favour of the resolutions to implement the internalisation proposal, in the absence of a superior offer. That recommendation is supported by the independent expert's report, contained in full in the EM.

Lend Lease has now declared that it does not support the internalisation proposal for an independent and internally-managed GPT. Lend Lease also now proposes to "announce its views on an appropriate internalisation model for GPT".

The independent directors of GPT will consider any alternative proposal put forward by Lend Lease (or anyone else). The independent directors are both obliged and best placed to do so.

Corporate governance

Blake Dawson Waldron has been retained as Governance Advisers from the receipt of the first proposal. A Governance Protocol was prepared, implemented and maintained with the agreement of both GPT and Lend Lease. BDW has continued to advise on governance issues, including attending all meetings where those Independent Directors considered options. BDW has confirmed that it has observed a very engaged group of Independent Directors, overseeing a rigorous process aimed at ensuring that the rights of unitholders were respected. In BDW's opinion, based on observations and the information provided to them, the directors have exercised care and diligence and have been even handed in considering the options and competing proposals to date. BDW has also confirmed that the Independent Directors have acted in a manner consistent with contemporary governance practices, including ensuring ethical and responsible decision making, balanced disclosure, and transparency.

Contact: Nic Lyons tel: 0401 719 899

Martin Debelle: 02 9252 0622

A prospectus for GPT Management Holdings Limited (ACN 113 510 188) (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

TRANSITIONAL ARRANGEMENTS FROM AN EXTERNALLY MANAGED TO AN INDEPENDENT, INTERNALLY MANAGED GPT

10 May 2005

As detailed in the GPT Notice of Meeting and Explanatory Memorandum released on 2 May 2005 (***EM***), GPT and Lend Lease have been discussing for some time appropriate transitional arrangements for an independent and internally managed GPT if the internalisation proposal currently before unitholders is approved. The EM disclosed that, if Lend Lease and GPT were able to reach agreement on each of the principal transitional matters, GPT may pay Lend Lease an amount of up to $45 million. GPT had also offered to negotiate a preferred supplier arrangement with Bovis Lend Lease.

Until Friday, 6 May 2005, GPT believed the majority of transitional issues could be agreed between the parties.

A critical issue in the discussions had been how each entity will deal with its staffing requirements. Although there is a significant number of staff currently dedicated exclusively to the GPT platform, there is also a number of staff whose duties also covered some other investment vehicles.

Lend Lease expressed concern that any arrangement that would be satisfactory to GPT, would be detrimental to Lend Lease's retail capability and insisted that a split of the employee group be implemented between GPT and Lend Lease. That arbitrary division would have involved a "draft selection" process and no opportunity for employees to choose between the two organisations, with the condition that GPT could not employ any person "drafted" by Lend Lease for at least 12 months.

GPT believes and has consistently maintained that employees should have the freedom to choose their employer after being provided with adequate information on the opportunities in each organisation. However, while negotiations were ongoing, Lend Lease had demanded that GPT refrain from presenting to employees about GPT's plans and visions as an independent and internally managed group.

On Friday, 6 May 2005, GPT was informed by Lend Lease that it had made offers of employment to key personnel in the retail section of the business.

On Friday 6 May 2005, GPT was also informed by Lend Lease that unless GPT agreed by Monday 9 May 2005 to split the retail team, Lend Lease would regard the negotiations of transitional arrangements and the preferred supplier agreement as having been terminated and that Lend Lease would take steps to remove Nic Lyons and the senior management team from the "day to day" management structure of GPT and insert Ross Taylor, a Lend Lease executive director, into this role.

The full board of GPT Management Limited, as responsible entity of GPT, (***GPTML***) has unanimously rejected this attempt to interfere with its management structure and Nic Lyons remains in charge of GPT's affairs reporting to the GPTML board.

In response to Lend Lease's actions, a number of key personnel working on GPT assets attended a presentation over the weekend of 7-8 May 2005 at which GPT outlined its plans and vision as an independent and internally managed group. Those attending that meeting unanimously invited GPT to seek expressions of interest from all members of the retail business team, as well as staff involved in managing the other portfolios.

As of this morning, 23 key retail employees, spanning retail development, property management and leasing, and the 4 key portfolio managers, have already indicated formally that, in the event of the internalisation proposal succeeding, they will join GPT. This includes the current general manager – retail, national retail development manager, chief operating officer of the retail business and the portfolio managers for the office, industrial, hotel and tourism, and the master planned urban community portfolios. On that basis, GPT is confident of having all key management roles filled at the time transition takes place.

As a result of these developments, GPT considers Lend Lease to have terminated the negotiations and accordingly GPT has formally withdrawn its offer of a payment of up to $45 million dollars to Lend Lease as well as the offer of preferred supplier arrangements for Bovis Lend Lease. As previously indicated, GPT will proceed to establish the appropriate investment management platforms under GPT's business plan independently of Lend Lease, as outlined in the EM.

ENDS

Enquiries
Nic Lyons tel: 0401 719 899
Martin Debelle tel: 02-9252 0622

A prospectus for GPT Management Holdings Limited (ACN 113 510 188) (***GPTCo***) shares was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPTCo shares will be made in, or accompanied by, a copy of the prospectus. Anyone wishing to acquire the GPTCo shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPT

GENERAL PROPERTY TRUST

General Property Trust
ASX Announcement

GPT MARCH QUARTERLY UPDATE

3 May 2005

GPT Management Limited provides a quarterly update for the March and September quarters to supplement the Mid-year and Annual Results disclosures. The following information provides investors with an update on the activities of the Trust for the March 2005 quarter.

SUMMARY

A distribution of 5.7 cents per unit for the March 2005 quarter was announced on 29 April 2005. The distribution will be paid on 20 May 2005.

Highlights during the quarter included:

- Further progress on a range of developments across the Retail, Industrial, Office and Masterplanned Urban Communities Portfolios.
- Continued leasing activity across the Office, Industrial and Retail Portfolios.
- The acquisition of the final stage of the Homemaker City Centre at Fortitude Valley in Queensland.

INTERNALISATION PROPOSAL

On 2 May 2005, GPT released a Notice of Meeting and Explanatory Memorandum for a Meeting of Unitholders to be held on 2 June 2005. Unitholders will be asked to vote on a Proposal which is recommended by GPT's Independent Directors (in the absence of a superior proposal) to internalise GPT's management, enter into a joint venture arrangement with Babcock & Brown and sell interests in three of the Trust's assets to Westfield. Full details of the Proposal are contained in the Notice of Meeting and Explanatory Memorandum.

Unitholders will also be asked to vote on a change to GPT's Constitution relating to the introduction of A-IFRS at the meeting to be held on 2 June 2005.

Retail Portfolio

Transactions

Fortitude Valley Homemaker City

GPT has agreed terms with Property Solutions Group Australia to purchase the remaining component of the first stage of the Fortitude Valley Homemaker City, Brisbane, for $35.6 million. The purchase price represents an initial yield of 7% (excluding acquisition costs). The property, which was completed in early 2003, is strategically located between the two stages of the development already owned by GPT.

The acquisition gives GPT ownership of the entire 3 stages of the Complex, consisting of Homemaker retail and commercial facilities with associated car parking.

The remaining component of the first stage of development is fully committed to quality tenants with long lease terms. Tenants include Freedom Furniture (2,700 sqm for a period of 10 years) and Video Pro (750 sqm for a period of 7 years). In addition, the Australian Bureau of Statistics has agreed to lease three levels of office space (4,500 sqm) for a term of 10.5 years.

The acquisition, which will be debt funded, is expected to be finalised in May 2005.

Sales Performance Update

The Retail Portfolio's sales performance continues to be positive, with total centre sales up 4.3% and specialty sales up 5.3% in the year to March 2005. Across GPT's shopping centres, occupancy costs remain at a level which provides a strong platform for growth and, importantly, vacancies and arrears remain very low.

Total centre sales growth per square metre for the 12 months to 31 March 2005 was up 4.8% (up 4.4% for the 12 months to December 2004).

Total specialty sales growth per square metre for the 12 months to 31 March 2005 was up 5.9% (up 6.4% for the 12 months to December 2004).

The specialty occupancy cost for the regional Retail Portfolio was 14.3% at 31 March 2005. This compares favourably with the JHD regional retail average (2003/2004) of 14.8%.

Note: The above sales figures are exclusive of Floreat Forum, Erina Fair and Melbourne Central, which are currently impacted by development.

Within the major retailers, the Discount Department Stores are showing the strongest performance (MAT per sqm up 7%). Department Stores and Supermarkets MAT psm were up 2% respectively.

The strongest performing specialty commodity groups include Clothing, Eating Establishments, Newsagency/Books, Fast Food and Household Equipment. Weaker commodity groups include Discount Variety, Specialty Foods and Assorted Giftware.

Retail Portfolio Moving Annual Turnover per square metre

as at 31 March 2005
(GST Inclusive)

	Moving Annual Turnover / PSM				Occupancy Costs (%)	
CENTRE NAME	**Centre ($)^**	**Total Centre Growth (%)**	**Specialty ($)**	**Specialty Growth (%)**	**Centre (%)**	**Specialty (%)**
Carlingford Court	5,846	2.1%	7,689	1.4%	8.5%	15.0%
Casuarina Square *	5,710	6.6%	8,373	6.2%	9.7%	13.6%
Charlestown Square*	6,765	12.5%	10,544	7.9%	9.3%	14.3%
Chirnside Park	6,438	3.4%	8,142	3.7%	6.2%	13.4%
Dandenong Plaza	3,544	3.3%	6,218	3.6%	10.8%	15.7%
Forestway	10,284	0.6%	8,056	2.8%	7.2%	13.3%
Macarthur Square	5,185	1.1%	9,656	7.2%	9.3%	13.8%
Parkmore	5,171	2.7%	6,085	5.8%	7.1%	14.1%
Penrith Plaza *	6,693	5.0%	11,797	7.1%	9.5%	14.4%
Sunshine Plaza *	6,861	6.3%	9,607	6.3%	8.8%	14.5%
Woden Plaza	6,442	4.5%	8,963	4.4%	8.5%	14.2%
Wollongong Central	5,229	2.8%	8,483	6.1%	10.2%	13.7%
Total Portfolio	**5,869**	**4.8%**	**8,969**	**5.9%**	**9.0%**	**14.2%**

Centres Under Development						
Floreat Forum	6,453	4.8%	4,963	2.1%	8.1%	15.1%
Melbourne Central Retail	4,564	(13.5%)	5,243	(9.0%)	19.5%	20.6%
Erina Fair	5,551	(2.1%)	7,004	(11.5%)	9.9%	18.1%

* Casuarina does not include Monterey House; Charlestown does not include Charlestown Convenience Centre or Pacific Highway; Sunshine includes Plaza Parade but does not include Maroochydore Superstore or Horton Parade; Penrith does not include Red Cow Land, Riley Square, Borec House or High Street.
^ Total Centre Sales include Commercial Sales that largely comprise Travel and Mobile Phones and does not include Entertainment.
# Centres under development are shown for information only. Until centres have traded for a full 24 month period post development these figures do not accurately reflect underlying performance.

Retail Development Update

Melbourne Central – The $260 million redevelopment of Melbourne Central is now nearing completion. Income is 99% committed with only 3 shops and 5 kiosks still to be leased. Approximately 245 of the 286 shops are open and trading, with the remaining shops scheduled to open progressively over the next 4 months. Hoyts and the level 3 leisure and entertainment precinct are programmed to be open in September 2005.

Macarthur Square – The $100 million (GPT's 50% share) major expansion of Macarthur Square is progressing well. Income associated with the development is now 75% committed and works are on programme for completion of the first stage in late 2005.

The second stage of the development is expected to open in early 2006.

Penrith Plaza – The $140 million major expansion of Penrith Plaza is progressing well, with income associated with the development already 75% committed. Completion of the majority of works is anticipated in late 2005.

Rouse Hill – In January 2005, the Town Centre DA was submitted for the Rouse Hill Regional Centre. The Town Centre is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area. Construction is targeted to commence late 2005 with completion anticipated in late 2007.

Homemaker Portfolio

High occupancy across the Homemaker City Portfolio has been maintained and average rents increased by 8% on review in the first quarter of 2005. Occupancy is at 98%.

Stage 2 of the Fortitude Valley Homemaker City centre in Brisbane (which was acquired by GPT in March 2004) is due to be completed in May 2005. The 16,000 sqm centre is currently 80% committed to high calibre homemaker tenants such as Nick Scali, Capt'n Snooze, Barbeques Galore, Oz Design and Howard's Storage. GPT has a rental guarantee on any vacant space for 12 months post completion. The forecast acquisition cost (based on a yield of 8.0%) is approximately $50 million.

Following completion of the development and acquisition of the remaining component of the first stage of the Centre, GPT's investment will be approximately $120 million.

Office Portfolio

GPT's Office Portfolio continues to perform well, with 21,500 sqm leased and terms agreed over a further 11,000 sqm across the Portfolio in the three months to 31 March 2005. As a result, Portfolio occupancy has increased to 94.1%.

The east coast office market fundamentals are improving, with moderate positive net absorption and a decline in vacancy rates recorded across the major markets over the March quarter. However, in Sydney, where the vacancy rate is over 11%, incentives remain high, and leasing of vacant space continues to be challenging.

Leasing Update

Leasing results in the first quarter have further improved the Portfolio's position, reducing 2005 expiry from 8.1% of the Portfolio to 7.5% of the Portfolio. Leasing of the remaining vacancy to reduce short and medium term expiry risk continues to be the major focus of the Office Portfolio team.

In Sydney, 3,100 sqm was leased at Australia Square over the quarter. Thomson Playford have signed a lease over 1,570 sqm for a 7 year term commencing April 2005 and the Taxation Institute have leased 650 sqm in the Plaza Building for a 6 year term commencing March 2005. Several smaller leases have been achieved over a total of 850 sqm for terms of between 2 and 7 years.

At the HSBC Centre, HSBC have committed to a further 6-year term over their whole 13,140 sqm tenancy commencing January 2005. This improves the lease expiry profile of the building and significantly reduces short-term leasing risk.

SK Global have executed their lease over 220 sqm at 2 Park Street for 2 years. The building continues to be 100% occupied with a weighted average lease term of 6.9 years.

At the Riverside Centre in Brisbane, over 2,700 sqm of deals were concluded over the March quarter. Ray White has signed a lease over 2,100 sqm for a term of 10 years and 4 months commencing March 2005. Smaller leases executed include Booz Allen Hamilton (230 sqm for a term of 5 years and 4 months commencing March 2005, and Jumbo Corporation (320 sqm for 3 years and 6 months). The Riverside Centre is now 100% occupied with a weighted average term to lease expiry of 5 years.

At Black Ink House, John Findlay Engineering have signed a deal over 340 sqm commencing February 2005 for 5 years and 5 months. Adcorp Australia have leased 480 sqm for a 5 year term commencing July 2005.

Development Update

The construction of Darling Park Stage 3 is now well progressed with practical completion expected to be achieved ahead of the scheduled date of May 2006.

Marsh and Mercer Human Resource Consulting, part of Marsh and McLennan Companies (MMC), have committed to a lease for 60% of the development for a term of 10 years. The remainder of the space, being the high rise, is being actively marketed.

Industrial & Business Park Portfolio

GPT's Industrial & Business Park Portfolio continues to maintain strong fundamentals, with occupancy of 99.7% and an average lease term of 5.0 years across the Portfolio.

During the first quarter of 2005, 21,500 sqm was leased and renewed in the Portfolio, including:

- At 15 Berry Street, Granville, Toll Transport have leased 10,020 sqm for a 5 year term from April 2005.
- At Quad 3, Samsung Electronics have leased 470 sqm. Samsung are an existing tenant within the GPT portfolio, occupying 7 Parkview Drive, which is co-located alongside the Quad precinct at Homebush Bay.
- At the Citiwest Industrial Estate, Altona, Heavy Duty Transport have renewed for a five-year term over 2,660 sqm.

Development Update

GPT has secured a 16,700 sqm pre-lease to Labelmakers at the Austrak Business Park, Somerton. With an initial term of 15 years this deal will have a value on completion of $14.2 million, reflecting an initial yield of above 8% on cost. Construction has now commenced and is anticipated to be complete in September 2005.

A development application has been lodged to construct Quad 4 at Homebush Bay. This development will provide approximately 7,000 square metres of A grade office space, providing the final component of the Quad Business Park. Completion is expected to occur in the second half of 2006.

Hotel & Tourism Portfolio

In the first quarter of the year, inbound tourism demand to Australia has continued to experience solid growth after a record year in 2004. Overall inbound tourism was up 10% in 2004 and 11.8% for the three months to March 2005. Growth in 2005 is occurring across most markets but with particularly strong growth from China, SE Asia, UK and New Zealand.

Domestic demand, however, has been weaker than expected during the first three months of 2005 compared to 2004. Factors contributing to this may include a stronger Australian dollar (encouraging overseas travel), and softer domestic economic conditions. Notwithstanding, we expect an overall net improvement in demand in 2005.

Ayers Rock Resort

Ayers Rock Resort has performed well in the first quarter with increased international tourism contributing to occupancy growth. Including the impact of the reopening of Longitude 131, room nights sold and room rates were up 12% and 8.9% respectively on the previous year.

The key performance indicators to March 2005 are shown below.

Ayers Rock Resort (incl. Alice Springs)	YTD March 2004	YTD March 2005	Variance
Rooms Available	84,720	83,731	-1.2%
Rooms Sold	46,240	51,776	12.0%
Occupancy	55%	62%	7.0%
Room Rate	$202	$220	8.9%
Total Revenue (000)	$23,800	$27,945	17.4%

Note: On a like with like basis, after adjustment for Longitude 131's closure in 2004, rooms sold grew by 10%, room rates by 5.2% and revenue by 12.9%.

Four Points by Sheraton Hotel, Sydney

In the first quarter, Four Points performed well with occupancy remaining high (at 86%) and room rates up. With Sydney's CBD hotel market fundamentals remaining strong, we expect this performance to continue through 2005, although the refurbished Sydney Hilton, which is expected to re-open this June, will add to the competitive room supply.

The key performance indicators to March 2005 are shown below.

Four Points Sydney	YTD March 2004	YTD March 2005	Variance
Rooms Available	57,390	56,700	-1.2%
Rooms Sold	50,040	48,638	-2.8%
Occupancy	87%	86%	-1.0%
Room Rate	$160	$178	11.3%
Total Revenue (000)	$11,120	$11,711	5.3%

Voyages Lodges (P&O Resorts)

The performance of Voyages Lodges over the period was negatively impacted by weaker domestic demand in the Queensland resort market. Tactical marketing efforts are currently being implemented which we anticipate will improve performance over the balance of the year. The integration of this business has been successfully completed and the merger of the P&O and Voyages operating entities is on track to deliver synergy savings in excess of $2 million per annum.

The key performance indicators to March 2005 are shown below.

Voyages Lodges (P&O)	YTD March 2004	YTD March 2005	Variance
Rooms Available	49,368	51,622	4.6%
Rooms Sold	36,106	33,077	-8.4%
Occupancy	73%	64%	-9.1%
Occupancy (adjusted)	73%	68%	-5.0%
Room Rate	$239	$245	2.4%
Total Revenue (000)	$19,922	$19,051	-4.4%

Note: Rooms available increased due to additional rooms being added at Dunk Island in late 2004. Occupancy on a like with like basis adjusting for new rooms and additional days in the month in 2004 is 68%.

Holiday Inn Brisbane

The Brisbane market remains strong with no new supply and steady demand growth. As a result, the Holiday Inn continues to demonstrate growth across its key performance indicators.

The key performance indicators to March 2005 are shown below.

Holiday Inn Brisbane	YTD March 2004	YTD March 2005	Variance
Rooms Available	17,470	17,280	-1.1%
Rooms Sold	14,760	14,968	1.4%
Occupancy	85%	87%	2.0%
Room Rate	$109	$118	8.3%
Total Revenue (000)	$2,670	$2,783	4.2%

Masterplanned Urban Communities Portfolio

The development application for the Town Centre of the Rouse Hill Regional Centre was lodged in January 2005. Pending approvals, commencement of works is anticipated at the end of 2005. Sales are continuing at Honeyeater Crescent, consisting of 50 lots, which represents the first of the residential lots which were released in January 2005.

At Twin Waters Resort sales for the first residential lots are progressing well and a revised masterplan for the site is expected to be lodged with Council shortly. In the meantime, the existing Resort continues to trade above expectations.

GPT's Capital Management

At 31 March 2004, GPT had total debt of $2,764 million, representing a gearing level of approximately 30%. The weighted average cost of debt was 6.02%, with over 95% of GPT's debt hedged against movements in interest rates.

The weighted average length of debt was 2.9 years at 31 March 2005. GPT expects to extend the average length of debt over time.

A detailed Debt Schedule is attached.

For further information please call:

Nic Lyons	**Chief Executive**	02 9237 5816
Michael O'Brien	**Fund Manager**	02 9236 6235
Donna Byrne	**Investor Relations Manager**	02 9237 5844
Kieran Pryke	**Chief Financial Officer**	02 9236 6024
Mark Fookes	**General Manager Retail Investment**	02 9237 5664
Tony Cope	**Office Portfolio Manager**	02 9236 6003
Bruce Morris	**Hotel/Tourism Portfolio Manager**	02 9237 5641
Victor Georos	**Industrial/Business Park Portfolio Manager**	02 9237 5875
Martin Janes	**Masterplanned Urban Communities Portfolio Manager**	02 9277 2450

GPT Portfolio Swap & Debt Issuance Schedule
As at 31 March 2005

Overview

- Credit Rating A+ (long term), currently on credit watch
- Increased standby facilities by $200m to $600m
- Current gearing is 30.4%
- Weighted average cost of debt including fees and margins is 6.02%
- Weighted average length of debt is 2.9 yrs.

GPT Debt		**$m**
Short Term Notes, due within 3 months		$580
Commercial Bills, due in 10 months		$232
Medium Term Notes		
Floating Rate due in 1 year		$475
Fixed Rate, due in 1 year	(1)	$100
Floating rate, due in 2 years		$320
Fixed Rate, due in 2 years		$320
Fixed Rate, due in 3 years	(2)	$300
Floating rate, due in 4 years		$100
Floating rate, due in 9 years		$12
Fixed Rate, due in 9 years	(3)	$200
CPI Bonds, due in 2029		$125
Total Debt		**$2,764**

GPT Interest Rate Management

Floating	(4)	$94
Current Swaps		$2075
Fixed	(1)(2)(3)	$470
CPI		$125
Total		**$2,764**

(1) $100m has been swapped to floating
(2) $150m has been swapped to floating
(3) $200m has been swapped to floating
(4) Floating debt after taking into account current swaps

Debt Maturity Profile (as at 31 March 2005)


$1,200
$1,000
$800
$600
$400
$200
$0
$905
$300
$100
$212
$125
2005
2006
2007
2008
2009
2010
2011
2012
2013
2029
maturity
Debt

Current Interest Rate Hedging

Hedging Position As at	Average Rate Incl Margins & Fees	Total Principal Amount $ millions	Principal amount of derivative financial instruments $ millions	Principal amount of fixed rate borrowings $ millions
31 March 2005*	6.02%	2,670	2,075	595
31 December 2005	6.13%	2,770	2,175	595
31 December 2006	6.16%	2,256	1,942	314
31 December 2007	6.18%	2,029	1,856	174
31 December 2008	6.09%	1,599	1,474	125
31 December 2009	6.13%	1,205	1,080	125
31 December 2010	6.16%	871	746	125

* Average Rate at March 2005 is the current cost of total debt

Fixed Exposures & Weighted Average Cost (including Margin & Fees)


3,000
2,500
2,000
1,500
1,000
500
-
$millions
6.16%
6.14%
6.12%
6.10%
6.08%
6.06%
6.04%
6.02%
6.00%
5.98%
5.96%
Average Interest Rates
6.13%
6.12%
6.10%
6.05%
6.06%
6.03%
Mar-05
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
maturity
Fixed Exposures
Swaps
Knockout Swaps (6.5%, 6.75% & 7% KO)
Average Fixed Rate

File No 34819

GPT

GENERAL PROPERTY TRUST

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

2 May 2005

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust

GPT Management Limited (GPTML), the responsible entity of General Property Trust, releases the following documents in accordance with Listing Rules 3.1 and 15.2:

- Notice of Meeting and Explanatory Memorandum;
- Proxy Form; and
- GPTML Financial Services Guide.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for the shares of GPT Management Holdings Limited. It was lodged with the Australian Securities and Investments Commission on 2 May 2005. The offers of the GPT Management Holdings Limited shares will be made only in accordance with the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

File No 34819

GPT

General Property Trust

Notice of Meeting and Explanatory Memorandum in relation to a proposal to replace the responsible entity and internalise the management of General Property Trust

This is an important document and requires your immediate attention. You should read the whole document. If you are in doubt as to what you should do, you should consult your investment, financial, taxation or other professional adviser.

Creating Independence and Growth


www.gpt.com.au

IMPORTANT DATES

Time and Date – 2005	Event
20 May	Payment of March Distribution
7pm 31 May	Closing time and date for receipt of completed Proxy Forms for the Meeting
7pm 31 May	Time and date for determining eligibility to vote at the Meeting
2 June	Last day of trading in GPT Units separately on the ASX*
11am 2 June	Meeting
3 June	Commencement of trading on the ASX of GPT Stapled Securities on a deferred settlement basis*
9 June	Stapling Record Date – record date for determining entitlements of GPT Unitholders and GPT Management Holdings Shareholders to GPT Stapled Securities*
10 June	Date on which the Internalisation becomes effective
10 June	Implementation of the Stapling*
17 June	Last day of trading in GPT Stapled Securities on a deferred settlement basis on ASX*
17 June	Completion of dispatch of holding statements and confirmations for GPT Stapled Securities*
20 June	Commencement of normal trading on the ASX of GPT Stapled Securities*
13 July	Payment of the proceeds of the sale of the GPT Stapled Securities to Excluded Foreign Unitholders*(1)

* Only required if Internalisation by Stapling is approved and implemented.
(1) Proceeds may be paid earlier depending upon the sale method adopted by the Sale Bank. See Section 13.8.

All times and dates are indicative only. All times are referenced to the time in Sydney, unless stated otherwise. The actual times and dates will depend on many factors outside the control of GPT, including the approval from the ASX and the satisfaction of conditions precedent to the implementation of the Proposal.
Any changes to the above timetable will be notified on GPT's website, www.gpt.com.au, and announced to the ASX.

REGULATORY INFORMATION

The Explanatory Memorandum constitutes the explanatory statement for the Notice of Meeting.
This Explanatory Memorandum also constitutes a prospectus (**Prospectus**) for the purposes of Part 6D of the Corporations Act, in respect of the issue of shares in GPT Management Holdings in connection with the Stapling, should it occur. No application form accompanies this Explanatory Memorandum and the issue of shares in GPT Management Holdings will occur without GPT Unitholders signing any application form.
The Explanatory Memorandum and Prospectus are dated 2 May 2005 and were lodged with ASIC on that date. ASIC takes no responsibility for the content of the Proposal Documents or Prospectus.
The Explanatory Memorandum and Prospectus are important documents and should be read in their entirety.
A copy of the Proposal Documents and Prospectus has also been provided to the ASX. Neither the ASX nor any of its officers takes any responsibility for the content of the Proposal Documents or Prospectus. Although the ASX may admit the GPT Stapled Securities to its official list, this is not to be taken in any way as an indication of the merits of the GPT Stapled Securities.

GPT General Property Trust

File No 34819

Chairman's Letter

2 May 2005

DEAR GPT UNITHOLDER,

We are pleased to be sending you this Explanatory Memorandum for your information, discernment and consideration in its entirety.

It is a very important document which in essence outlines our Proposal to create a more prosperous, dynamic and independent GPT. It will establish an independent GPT employing its own management who will be focused exclusively on your interests. There will be a consequent elimination of fees paid for external management and associated reduction in the cost of managing GPT. Importantly, the Proposal would also see an immediate uplift in income distributed to you as a GPT Unitholder.

The extraordinary general meeting of GPT Unitholders (**Meeting**) is for GPT Unitholders to consider resolutions, which the GPT Board believes will finally settle the future of GPT after some 12 months of extraordinary uncertainty. It is a future that will enable an independent board and management team, as custodians and active managers of GPT, to grow the value of your investment without changing GPT's traditionally risk averse approach to property investment - indeed the cornerstone (some 85%) of GPT's existing asset base will remain high quality investment property held for long term ownership.

The culture, values, disciplines and transparency demanded of the newly independent GPT as a major player in the listed property trust sector will be maintained, refined and reinforced. This will be of vital importance especially in times of economic uncertainty.

We are seeking your approval of the Proposal at the Meeting to be held in Sydney on 2 June 2005.

The Resolutions

I urge you to take the time necessary to understand or seek independent advice on the resolutions to be proposed at the Meeting and to vote on the resolutions.

Lend Lease, as the owner of the Responsible Entity for GPT, has stated that it respects the GPT Independent Directors' decision to put the Proposal to GPT Unitholders for consideration while at the same time reserving its own position.

If these resolutions are approved, Lend Lease will no longer be the external manager of GPT and will be replaced with a management team which will be directly employed by GPT. Notwithstanding this major change, we continue to explore ways in which we may collaborate with Lend Lease to our mutual benefit.

Allied with this move from external to internalised management is the need to establish a new business platform that will provide immediate growth and new opportunities. Our intention is to create a separately managed Joint Venture with Babcock & Brown. GPT will invest at least $1.26 billion and up to 15% of GPT's total assets in the Joint Venture. The Joint Venture will initially be focused in Europe and provide a range of new growth opportunities.

The Joint Venture will be substantially funded by the sale of part of GPT's interests in three retail assets to Westfield. The Joint Venture and the Asset Sales[1] do not require a vote by GPT Unitholders. Indeed, it was open to the GPT Board to implement these proposals without waiting for the vote on Internalisation as Westfield is not a "related party" and the asset sales do not constitute a "substantial asset" under Australian Stock Exchange listing rules. However, your Independent Directors believe the proposals should be considered, in effect, as a package since the proposed Joint Venture and the Asset Sales will immediately follow a vote in support of the Internalisation of management.

Background

On 20 May 2004, Lend Lease put a proposal to the GPT Board to merge Lend Lease and GPT. Following an extensive due diligence process, the GPT Independent Directors were unable to agree terms with Lend Lease and rejected the Lend Lease proposal on 27 July 2004. The GPT Independent Directors subsequently undertook further negotiations with Lend Lease to improve the terms of the offer – both financial and most importantly, non-financial. As a result, a revised proposal was recommended by the GPT Independent Directors and put to GPT Unitholders on 17 November 2004. However, as you know, the proposal did not achieve the minimum 75% majority required for approval at the meeting. Consequently, the merger with Lend Lease did not proceed.

On 8 November 2004, Stockland announced its intention to make a takeover offer for GPT. The GPT Independent Directors dispatched a Target's Statement to GPT Unitholders on 22 December 2004 in response to this takeover offer. The GPT Independent Directors rejected the offer because it provided inadequate compensation for the increased risks of a merged Stockland/GPT. Having received acceptances for less than 1% of Units in GPT, Stockland allowed its offer to lapse on 4 March 2005, 15 days after the first announcement of the current Proposal which is described below.

The Proposal

While considering the Lend Lease proposal and Stockland Offer, the GPT Independent Directors also examined a number of alternatives in order to ensure that GPT Unitholders receive full and fair value for their investment when taking into account the risks under each. An alternative strategy, strongly advocated by many GPT Unitholders, proposed the Internalisation of management to create an independent GPT. The GPT Independent Directors recognised that the Internalisation would not, by itself, create sufficient additional value and growth in distributions to make GPT competitive given the heightened growth expectations of the listed property sector and therefore to reduce the threat of GPT receiving unsolicited takeover offers in future which undervalue GPT. To address this concern, GPT also needed to develop a new business platform or "growth engine" that would create higher returns without significantly increasing the overall risk of GPT and thereby support a higher GPT Unit price.

On 17 February 2005, GPT announced a new proposal which the GPT Independent Directors and management believe, when considered in its entirety, is in the best interests of GPT Unitholders. The Proposal should be considered a "package" of three key initiatives that will flow from any vote to internalise management. They are:

1. Internalising the management of GPT

The proposal is for GPT to establish its own management company to replace the current manager – GPT Management Limited – which is a wholly-owned subsidiary of Lend Lease. GPT's management would be employed directly by the internalised management company – referred to as an **Internalisation** of GPT's management. This has become a preferred model in the listed property trust sector in recent years.

By internalising management, GPT will become an independent property group combining GPT's premium quality investment portfolio with the flexibility to pursue a broader range of property activities that offer higher growth potential. Internalisation and independence will foster a closer alignment between the interest of GPT Unitholders and the management of GPT when compared with the current externally managed structure.

2. Entry into the Joint Venture with Babcock & Brown

If the Internalisation is approved by GPT Unitholders, GPT will establish a separate Joint Venture with Babcock & Brown, which will diversify GPT's earnings and provide immediate growth and new opportunities via:

- the Joint Venture being initially capitalised at $1.0 billion with a mandate to invest in a broad range of asset classes and geographies with appropriate risk controls in place. The vehicle will target high risk adjusted returns from selective investment, active portfolio management, investment in development projects and where appropriate, trading of assets and consequent recycling of capital. Its initial focus will be on Europe but will also encompass Australia, the US and Asia; and
- external property funds management activities encompassing both publicly listed and wholesale vehicles.

The Joint Venture investment provides GPT with an immediate, significant increase in distributions as well as a platform for higher growth in earnings and distributions in the future. Investment in the Joint Venture will be at least $1.26 billion and up to 15% of GPT's total assets. Babcock & Brown has considerable expertise and a strong track record in this style of property investment making it a suitable joint venture partner for GPT.

1. Subject to pre-emptive rights in favour of APPF in the case of Sunshine Plaza.

3. Sale of interests in three retail assets to Westfield
If the Internalisation is approved by GPT Unitholders, GPT will sell to Westfield 50% of GPT's interest in Penrith Plaza, Woden Plaza, and Sunshine Plaza (subject to pre-emptive rights in favour of APPF). Shifting our investment from these retail assets to the Joint Venture assets will provide an immediate uplift in earnings and distributions to GPT Unitholders and largely fund the Joint Venture with Babcock & Brown.

Agreeing the Asset Sales with Westfield at attractive prices was an essential part of a package that delivers the potential for a higher level of growth in future distributions. It had the benefit of clarifying Westfield's willingness to support an internalisation proposal and the Babcock & Brown Joint Venture, and allowed GPT to develop those elements of the proposal we are now putting to you. Your Independent Directors believe that this Proposal, when viewed in its entirety, is a clearly superior value proposition to that which was being then offered by Stockland. Within days of the announcement of the new proposal Stockland chose not to make a higher offer and withdrew.

Key Benefits to GPT Unitholders
The Proposal offers several benefits to GPT Unitholders, including a significant increase in forecast earnings and distributions, as well as the potential for a higher level of growth in future distributions. The Internalisation will create an independent, internally managed group with a reduced management expense ratio. The Joint Venture will diversify GPT's activities and provide the opportunity to take GPT offshore for the first time in a controlled manner. Importantly, the Proposal offers superior returns to GPT Unitholders on a risk adjusted basis.

Recommendation
Your GPT Independent Directors unanimously recommend that you vote in favour of the Internalisation Resolutions, in the absence of a superior proposal. All GPT Independent Directors intend to vote their own GPT Units in favour of the Internalisation Resolutions in the absence of a superior proposal.

Independent Expert
An Independent Expert's report on the Proposal has been prepared by Grant Samuel and is included in Section 8. It concludes that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo.

Governance in respect of the Proposal
The GPT Independent Directors, comprising Malcolm Latham, Ken Moss and myself, conducted a detailed evaluation of the Proposal and its potential benefits, disadvantages and risks. Since Elizabeth Nosworthy is also a director of Babcock & Brown, she did not participate in the evaluation of the Proposal nor did she participate in any voting undertaken in relation to the Proposal. Eric Goodwin was a long term employee of Lend Lease and Brian Norris has had a long term advisory relationship with Lend Lease. Consequently they also did not participate in the evaluation of, nor did they vote on, the Proposal.

Steps have been taken to ensure the independence and integrity of the processes by which the GPT Independent Directors have evaluated the Proposal and made their recommendations to GPT Unitholders. These steps included the appointment of Blake Dawson Waldron as governance adviser and the adoption of a governance protocol. On the basis of its observations and from the information provided to it, Blake Dawson Waldron has confirmed that it is satisfied that the GPT Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the Proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects.

Meeting
The Internalisation requires the approval of GPT Unitholders. Accordingly, a meeting of GPT Unitholders has been scheduled at Shangri-La Hotel, 176 Cumberland Street, Sydney, New South Wales on 2 June 2005 at 11am.

I urge all GPT Unitholders to read the information enclosed, including the Notice of Meeting and Explanatory Memorandum and Proxy Form. The Proxy Form should be completed and returned by no later than 31 May 2005 at 7pm.

If you have any questions, please contact the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia).

Yours sincerely

P J Joseph

Peter Joseph
Chairman of the GPT Board

IMPORTANT INFORMATION ABOUT THE PROPOSAL

It is important for GPT Unitholders to understand the implications of the *Internalisation Resolutions*.

Internalisation of management can be effected in two ways:

The ***Internalisation by Establishment Resolutions*** will:

- establish a new responsible entity for GPT owned ***beneficially*** for GPT Unitholders;
- establish a management company within the GPT Group; and
- permit an intra-group interest free loan as part of the Establishment.

The ***Internalisation by Stapling Resolution*** will:

- allow shares to be issued directly in GPT Management Holdings which will own the responsible entity of GPT; and
- ***staple*** those shares to GPT Units, meaning that GPT Unitholders will come to own, ***beneficially and legally***, both GPT and (through GPT Management Holdings) the responsible entity of GPT.

The GPT Independent Directors consider that the Internalisation by Stapling provides a more attractive structure for GPT in the long term. This is because a stapled structure provides greater flexibility and would allow GPT to act more quickly and with less complicated transaction structuring when undertaking a broader range of property related activities.

The Internalisation by Stapling Resolution will only be put to GPT Unitholders if the Internalisation by Establishment Resolutions are approved.

If *either* of the ***Internalisation Resolutions*** is passed, the GPT Board and management intend to proceed with the proposed Joint Venture with Babcock & Brown and the related Asset Sales which are a necessary part of the proposal to restructure GPT. The Joint Venture and the Asset Sales are decisions of the GPT Board and management that do not require GPT Unitholder approval.

GPT Unitholders should understand that the Internalisation together with the Joint Venture and the Asset Sales are a "package" of proposals that will be implemented if *either* of the *Internalisation Resolutions* is passed, and will *not* be implemented if *both* of the ***Internalisation Resolutions*** are rejected.

GPT Unitholders will also consider one additional resolution, the ***Constitution Amendment Resolution***. This resolution is unrelated to the Proposal and is considered a necessary resolution following the introduction of new accounting requirements known as A-IFRS (see Sections 6.7 and 11.4).

Following the Proposal, the board of New RE will be constituted by the current GPT Board with three additions. It is the intention of GPT to continue the endorsement process for the board of New RE at the next annual general meeting, whether Internalisation happens by Establishment or Stapling.

PROPOSAL OVERVIEW

Benefits

- Increase in forecast distributions per security
- Increase in the growth of distributions per security
- Platform for further growth
- Creation of an independently managed group with alignment of interests and continuity of management
- Reduced management expense ratio
- Controlled expansion into offshore markets
- Appropriate risk controls in place
- Moderate gearing maintained
- Preserves a "premium for control"

Disadvantages and Risks

- Risks associated with the transition of management from Lend Lease
- Core retail portfolio reduced in size
- Expected to result in a downgrade of credit rating
- Increase in risk profile via exposure to offshore markets and new asset classes, with a corresponding risk of increase in volatility of earnings
- Compensation for Babcock & Brown's costs if the Joint Venture is not implemented
- Any subsequent change of control of GPT may trigger the unwinding of the Joint Venture

See Section 2 for a detailed discussion of the benefits, disadvantages and risks associated with the Proposal.

BEFORE YOU MAKE YOUR DECISION

Please read the Proposal Documents fully. In particular, your attention is drawn to the "Answers to Key Questions" and you should read Sections 1, 2 and 3 which set out an overview of the Proposal and the benefits, disadvantages and risks to be considered in evaluating the Proposal.

You should consider consulting your investment, financial, taxation or other professional adviser before taking any action.

KEY ACTIONS

STEP 1

READ THE PROPOSAL DOCUMENTS IN FULL

You should read this Notice of Meeting and Explanatory Memorandum in full.

These documents contain important information about the Proposal, as well as the transactions which will be effected if the Proposal is implemented.

It is important that you consider the information disclosed in light of your own particular circumstances. You should consider consulting your investment, financial, taxation or other professional adviser before taking any action.

If you have any questions about your GPT Units or any matter contained in these documents, please contact the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia) or visit the GPT website at www.gpt.com.au.

STEP 2

VOTE ON THE RESOLUTIONS

It is important that you vote on each of the Resolutions to be considered at the Meeting to be held at Shangri-La Hotel, 176 Cumberland Street, Sydney, New South Wales on 2 June 2005 at 11am. The Internalisation, Joint Venture and Asset Sales will not proceed unless each of the Internalisation by Establishment Resolutions are passed by at least 50% of votes cast at the Meeting.

The Internalisation by Establishment Resolutions consist of:

- the Replacement Resolution, which replaces GPT Management as responsible entity of GPT with New RE; and
- the Loan Resolution, which authorises an intra-group interest free loan associated with that replacement.

The Internalisation by Establishment Resolutions are interconditional upon each being approved by the requisite majority.

If GPT Unitholders approve the Internalisation by Establishment Resolutions, they will then be asked to approve the Stapling by passing the Internalisation by Stapling Resolution by way of a special resolution, which requires approval by 75% of votes cast at the Meeting. Internalisation by Stapling is considered by the GPT Independent Directors to be a more attractive structure for GPT in the long term than the Establishment (see Section 5.7).

The Constitution Amendment Resolution, which is unrelated to the Proposal, requires approval by 75% of votes cast at the Meeting.

YOUR VOTE IS IMPORTANT

Remember that if you are unable to attend the Meeting, you can appoint a proxy to vote your GPT Units on your behalf. If you wish to appoint a proxy, you need to complete the Proxy Form enclosed with this document and return it to the address indicated on the form so it is received by no later than **31 May 2005** at **7pm**.

The GPT Independent Directors unanimously recommend that you vote in favour of all of the Resolutions.

Grant Samuel has considered the Proposal, comprising the Internalisation and the transactions which will be effected if the Proposal is implemented, and concluded that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo.

ANSWERS TO KEY QUESTIONS

1. What is the Proposal?

The Proposal is the Internalisation, either through the Establishment or the Stapling, together with the Joint Venture and the Asset Sales.

2. What is Internalisation?

Internalisation is the means by which GPT Unitholders will effectively own, not only GPT, but also the responsible entity (and manager) of GPT. The Internalisation can be effected by GPT Unitholders approving either or both of the Internalisation Resolutions, being the Internalisation by Establishment Resolutions and the Internalisation by Stapling Resolution. There are slight differences in the implications of each type of Internalisation (refer to Sections 4 and 5). However, the differences are not expected to give rise to materially different financial outcomes for GPT Unitholders. While the Internalisation is the only component of the Proposal which requires GPT Unitholder approval to be implemented, GPT Unitholders should note that if either of the Internalisation Resolutions receives the requisite support, the Joint Venture and Asset Sales will be implemented.

3. What is the Establishment?

The Establishment (or ***Internalisation by Establishment***) is the most basic form of Internalisation and involves:

- the replacement of GPT Management as the responsible entity of GPT with New RE by GPT Unitholders pursuant to section 601FL of the Corporations Act under the Replacement Resolution; and
- the approval of the Interest Free Loan under the Loan Resolution.

The Replacement Resolution and the Loan Resolution are interconditional on each other and are referred to in this Explanatory Memorandum as the Internalisation by Establishment Resolutions. A majority of at least 50% of votes cast at the Meeting is required to be in favour of each of the ***Internalisation by Establishment Resolutions*** in order to implement the Establishment.

New RE will be owned within the GPT Group for the benefit of GPT Unitholders, rather than "externally" owned as is the current management company. This "internalised" management and responsible entity structure is expected by the GPT Independent Directors to deliver, and in particular to retain, substantial benefits for GPT Unitholders, compared with the existing structure.

Compared with the more sophisticated form of internalisation – namely, the Stapling – the Internalisation by Establishment imposes some limitations on GPT's activities and is a slightly less flexible structure than is the Stapling (refer to Section 2.2). The details of the Internalisation by Establishment are set out in Sections 2 and 4. The details of the Interest Free Loan are set out in Section 11.3.

4. What is the Stapling?

The Stapling (or ***Internalisation by Stapling***) will result in a structure which is commonly used in Australia by listed property trusts. Examples of stapled entities currently traded on the ASX include Westfield, Stockland and the Macquarie Goodman Group. The Internalisation by Stapling Resolution will only be put to GPT Unitholders to consider if the Internalisation by Establishment Resolutions are approved by GPT Unitholders. A majority of at least 75% of votes cast at the Meeting is required to be in favour of the Internalisation by Stapling Resolution in order to implement the Stapling. The Stapling in practice involves the direct issue of a share in GPT Management Holdings (the entity which will own the new responsible entity) to each GPT Unitholder, which will be Stapled to a GPT Unit. That Stapling means that each GPT Unit will trade (buy or sell) together with the Stapled share in GPT Management Holdings, as a GPT Stapled Security. Details of the Internalisation by Stapling are set out in Section 5.

5. What are the differences between the Internalisation by Establishment Resolutions and the Internalisation by Stapling Resolution?

Under both resolutions, the existing responsible entity will be replaced with New RE and the Asset Sales and the entry into the Joint Venture will occur. One significant difference between the Internalisation by Establishment and the Internalisation by Stapling is that under the Stapling, shares in GPT Management Holdings will be stapled to GPT Units. In addition, under the Establishment, the Interest Free Loan will be made to partly fund GPT's Internalisation capital contributions to the Joint Venture whereas under the Stapling, those capital contributions will be partly funded through the Stapling Distribution.

Compared with the Internalisation by Establishment, the Stapling would remove some operational limitations and would increase GPT's flexibility to pursue new business activities in a timely manner. The Stapling is considered by your GPT Independent Directors to be a more attractive structure for GPT in the long term, compared with the structure resulting from the Establishment alone. Details of the Internalisation by Stapling are set out in Section 5.

6. What is the Joint Venture?

The Joint Venture will take place if the Internalisation is approved by GPT Unitholders. The Joint Venture is a separate proposal to establish a separate entity between GPT and Babcock & Brown which will seek to:

- identify and invest in real estate opportunities which offer superior risk adjusted returns; and
- establish and manage third party funds.

The Joint Venture will initially be comprised of the Seed Assets which are located in Western and Central Europe and will be provided by Babcock & Brown (see Section 3.4.9).

The Joint Venture will utilise Babcock & Brown's asset sourcing and structuring capabilities and GPT's asset and funds management skills.

The Joint Venture is forecast to provide a significant initial uplift in GPT's distributions. GPT's investment in the Joint Venture will be principally funded by cash realised from the Asset Sales. For further details on the Joint Venture, see Section 3 and Annexure D.

7. Why is GPT's investment in the Joint Venture greater than Babcock & Brown's?

GPT will initially invest $900 million in the Joint Venture, being $700 million in Preferred Capital (earning a ***Preferred Coupon*** that pays the equivalent of 9% in Australia) and $200 million in ordinary equity. Babcock & Brown will invest $100 million in ordinary equity and will provide the Seed Assets. The Joint Venture will be owned by GPT and Babcock & Brown in equal shares.

Babcock & Brown is receiving an equity interest in the Joint Venture which is greater than its relative cash contribution. This entitlement to an additional equity interest compensates Babcock & Brown for the value it brings to the Joint Venture in the form of:

- making available the Seed Assets (at an overall discount of 3% to valuation) on or around 1 July 2005;
- providing a first right to acquire any Australian property sold by Babcock & Brown;
- providing the Joint Venture with the first right to provide capital into any property acquisition identified by Babcock & Brown across the globe, where Babcock & Brown is raising Australian capital that is not sourced from Babcock & Brown or its funds;
- access to Babcock & Brown's real estate expertise in strategic locations around the world;
- deal sourcing capability based on local presence and local relationships; and
- structured finance expertise which provides good risk mitigation capability and the ability to improve returns.

8. What are the Asset Sales?

The Asset Sales will take place if the Internalisation is approved by GPT Unitholders. The Asset Sales involve GPT selling interests in three shopping centres to Westfield in return for a cash payment of $744 million. The interests are:

- 50% of Penrith Plaza;
- 50% of Woden Plaza; and
- 25% of Sunshine Plaza, (subject to pre-emptive rights in favour of APPF).

GPT will retain its remaining interest in each of these assets and Westfield will assume the management of the Penrith and Woden assets.

The cash received by GPT for the sale of these interests will be used as the principal source of funding for GPT's investment in the Joint Venture.

9. Why are we conducting the Asset Sales?

In response to the Stockland Offer in late 2004, which the GPT Independent Directors considered to materially undervalue GPT, the GPT Independent Directors undertook discussions with a number of parties in order to understand the alternatives available for GPT. In conjunction with that process, the GPT Independent Directors sought to clarify the position of Westfield, which owns a 6.5% interest in GPT, together with clarifying the positions of Lend Lease, Stockland and others in order to facilitate the development of proposals that would maximise value for GPT Unitholders.

As the Joint Venture concept was being developed with Babcock & Brown, it became clear to the GPT Independent Directors that it would be necessary to clarify the position of Westfield if GPT was to be in a position to put a recommendable proposal to GPT Unitholders, in large part because proposing the Joint Venture involved Babcock & Brown quarantining a large portion of their European assets for an extended period. Babcock & Brown were only willing to entertain such an extended period of quarantine if there was clarity regarding the support for an Internalisation and Joint Venture from GPT's largest unitholders.

Agreeing the Asset Sales with Westfield at attractive prices delivered the dual benefit of clarifying Westfield's position, which in turn allowed the Proposal to be developed and announced. The announcement of the Proposal on 17 February 2005 provided an opportunity for competing proposals – if any – to be announced. None has emerged, and the Stockland offer lapsed on 4 March 2005. In the absence of a superior proposal, the GPT Independent Directors believe the Proposal is in the best interests of GPT Unitholders.

The Asset Sales provided the additional benefit of allowing GPT to maintain moderate gearing by re-directing the proceeds to a higher yielding investment in the form of the Joint Venture.

Details of the Asset Sales are set out in Sections 1, 2.2.3 and Annexure D.

10. Why doesn't GPT simply internalise management, and no more?

The GPT Independent Directors recognised while examining the Lend Lease proposal and Stockland Offer that the internalisation of management by itself would not cause an increase in the growth in distributions to allow GPT to attract a significantly enhanced rating by investors and therefore was unlikely to overcome the threat of undervalued takeover offers in the future. It was clear to the GPT Independent Directors that GPT required an additional source of growth, albeit with appropriate controls and risk mitigation. As a result, GPT is proposing the Internalisation to achieve an independent GPT – in conjunction with the Joint Venture and Asset Sales – to further enhance GPT Unitholder distribution growth.

11. Why do we need to internalise management to enter the Joint Venture and make the Asset Sales?

The Proposal has three constituent elements: (i) internalising management; (ii) entering into the Joint Venture; and (iii) conducting the Asset Sales. They must be viewed as an integral package, which was negotiated in response to the Lend Lease proposal and Stockland Offer and which offer the prospect of an independent GPT, with a more dynamic growth profile. It is not certain that either the Asset Sales or the Joint Venture would be available separately from each other, or separately from the Internalisation, as they have each been developed and negotiated with the others as a package. Although it is conceivable that one or more elements might be developed on its own, or in conjunction only with one of the other elements of that "package" if the Proposal is not implemented, it is not certain. Moreover, the GPT Independent Directors believe that the Proposal, as a "package", is most likely to deliver the best outcome for GPT Unitholders.

12. What will be the relationship with Lend Lease following the Internalisation?

The Internalisation will substantially alter the relationship between GPT and Lend Lease. The links that remain between the parties will be only those contractual arrangements that GPT is obliged or elects to continue. GPT is currently in ongoing discussions with Lend Lease about Lend Lease assisting in the transitioning process.

13. What transitional arrangements will be put in place in connection with the Internalisation?

GPT has a detailed plan in place to ensure that the transition from GPT Management to New RE occurs as smoothly as possible. That plan has been developed concurrently with the ongoing discussions with Lend Lease, but does not depend on a satisfactory resolution of these discussions. For example, GPT Management currently outsources a number of activities to service providers such as a unit registry, property managers and various valuation, legal, accounting and consultancy organisations. New RE will appoint these same or similarly qualified service providers. New RE will replicate existing information technology employed by GPT Management to operate GPT and will put in place supporting arrangements for those systems by entering into contractual arrangements with external third party providers. Importantly, the senior management team of GPT – comprising Nic Lyons, Michael O'Brien, Kieran Pryke, James Coyne and Donna Byrne – will move to New RE upon implementation of the Proposal. See Section 4.6 for more detail on transitional issues.

14. Who are the GPT Independent Directors with respect to the Proposal?	The GPT Independent Directors for the purposes of considering the Proposal are Peter Joseph (Chairman of the GPT Board), Malcolm Latham and Ken Moss. Elizabeth Nosworthy is also a director of Babcock & Brown. Eric Goodwin was a long-term employee of Lend Lease and Brian Norris has had a long term advisory relationship with Lend Lease. As a result, Elizabeth Nosworthy, Eric Goodwin and Brian Norris have stood aside from considering the Proposal and do not consider it appropriate to make a recommendation to GPT Unitholders with respect to the Internalisation Resolutions.
15. What do the GPT Independent Directors recommend GPT Unitholders do?	The GPT Independent Directors unanimously recommend that GPT Unitholders vote in favour of all the Resolutions, including the Internalisation Resolutions. In the absence of a superior proposal, the GPT Independent Directors believe that the Proposal is in the best interests of GPT Unitholders and note that the Independent Expert has formed the opinion that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo. The remaining GPT Directors, Eric Goodwin, Brian Norris and Elizabeth Nosworthy, are all non-independent directors of GPT Management for the purposes of the Proposal and stood aside from consideration by the GPT Board of the Proposal. As such, the remaining GPT Directors do not consider it appropriate to make a recommendation to GPT Unitholders on the Internalisation Resolutions. However, each of Eric Goodwin, Brian Norris and Elizabeth Nosworthy recommend that GPT Unitholders vote in favour of the Constitutional Amendment Resolution, as it is unrelated to the Proposal.
16. Who will be the GPT Independent Directors if the Proposal is implemented?	If the Proposal is implemented, the GPT Independent Directors will continue to include Peter Joseph, Malcolm Latham and Ken Moss. Elizabeth Nosworthy will also be independent, except in the case of decisions regarding the Joint Venture or Babcock & Brown. This will also be the case with Ian Martin, who will be appointed to the GPT Board in connection with the Proposal and is also a director of Babcock & Brown. However, neither Elizabeth Nosworthy nor Ian Martin are nominees of Babcock & Brown to the GPT Board. Eric Goodwin and Brian Norris will also be independent directors, except in relation to decisions regarding the relationship between GPT and Lend Lease. One additional independent director will be appointed to the GPT Board following implementation of the Proposal. In addition, Nic Lyons (CEO of GPT) will also be appointed as a director.
17. What is the opinion of the Independent Expert?	Grant Samuel has prepared an Independent Expert's report for GPT Unitholders and concluded that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo. That report is set out in Section 8.
18. What are the tax implications for GPT Unitholders?	An overview of the Australian tax consequences of the Internalisation for Australian GPT Unitholders is set out in the Tax Report from Greenwoods & Freehills Pty Limited in Section 9. However, you should consult your own tax adviser for tax advice tailored to your own particular circumstances. In particular, GPT Unitholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences for them of the Internalisation, as the tax consequences may be different to those applicable to Australian GPT Unitholders.
19. What happens if I am a foreign GPT Unitholder?	If only the Internalisation by Establishment is approved by GPT Unitholders, and not the Internalisation by Stapling, there will be no issue of a security to GPT Unitholders and their existing GPT Units will be unaffected. However, if the Stapling is approved, only GPT Unitholders who are residents of Australia, New Zealand, Hong Kong, Singapore, Germany and certain investors in the UK who meet the criteria set out in Section 13, will be eligible to receive shares in GPT Management Holdings, which will form part of the GPT Stapled Securities. All other foreign GPT Unitholders, including any person who is or is acting for the account or benefit of a person who is in the US or a US Person who continue to hold GPT Units at the Stapling Record Date will automatically participate in the Cash Sale Facility for all their GPT Units. Under the Cash Sale Facility, your GPT Units will be sold (as GPT Stapled Securities) by the Sale Bank following implementation of the Internalisation by Stapling and the cash proceeds from the sale remitted to you. The Cash Sale Facility is further described in Section 13. Further information for Excluded Foreign Unitholders is set out in Section 13.

20. What happens if the Internalisation Resolutions are not approved?	The Internalisation by Establishment will be implemented only if each of the Internalisation by Establishment Resolutions is approved by at least 50% of votes cast by GPT Unitholders at the Meeting. The Internalisation by Stapling will be implemented only if the Internalisation by Stapling Resolution is approved by at least 75% of votes cast by GPT Unitholders at the Meeting, following the approval of the Internalisation by Establishment. If the Internalisation by Establishment is not approved at the Meeting, the following will result: – the Internalisation by Stapling Resolution will not be put to GPT Unitholders at the Meeting for consideration, and the Stapling will not be implemented; – the Internalisation will not be implemented, the Interest Free Loan (as described in Section 11) will not be made and GPT Management will remain the responsible entity for GPT, as a wholly-owned subsidiary of Lend Lease; – neither the Joint Venture nor the Asset Sales will be implemented; – GPT Unitholders will not receive the increased distribution per security described in Section 1.3; and – Babcock & Brown will be entitled to a payment for compensation for costs incurred in seeking to pursue the Joint Venture with GPT. Further details of this payment is set out in Annexure D.
21. Will the risk profile of GPT change if the Proposal is implemented?	Yes. GPT currently owns a high quality portfolio of stabilised investment assets located in Australia. If the Proposal is implemented, at least $1.26 billion and up to 15% of GPT's total assets which are currently invested in Australian assets will be substituted for an investment in the Joint Venture. The Joint Venture will seek to invest in opportunities which deliver superior risk adjusted returns, primarily in overseas markets and will use a higher level of financial structuring than is used in GPT's domestic portfolio. Measures have been put in place to control the increased risk profile (refer to Section 2.2). However, GPT Unitholders will face a different risk and return profile than currently exists. The new risk profile may result in an increased volatility of earnings for GPT.
22. Will I still receive my normal quarterly distribution for March?	You will receive your normal quarterly distribution for March 2005, regardless of the outcome of the Meeting. The March Distribution is expected to be paid on 20 May 2005. GPT will continue to pay quarterly distributions.
23. Will I receive any special distributions?	There will not be any special distributions in connection with the Proposal, except for the Stapling Distribution in connection with the Internalisation by Stapling. If the Proposal is implemented, GPT expects to pay significantly greater distributions than are expected to be paid if the status quo is maintained.
24. Will I actually receive the Stapling Distribution?	You will not directly receive the Stapling Distribution paid in connection with the Internalisation by Stapling. It will be deemed to be paid to GPT Management Holdings which will apply the Stapling Distribution to issue GPT Management Holdings Shares to you.
25. What are the expected distributions following the Proposal?	Distributions are forecast to be 13 cents per security for the six months ending 31 December 2005, compared with 11.5 cents per security if the Proposal is not implemented and 27.5 cents per security for the year ending 31 December 2006, compared with 23.6 cents per security if the Proposal is not implemented.
26. What is the Constitution Amendment Resolution?	You are being asked to approve the Constitution Amendment Resolution to enable the GPT Constitution to comply with certain new accounting requirements imposed by A-IFRS. See Sections 6.7 and 11.4 for further information.
27. What will be the name of GPT following the Proposal?	GPT will continue to be called GPT.
28. When is the Meeting?	The Meeting is to be held at Shangri-La Hotel, 176 Cumberland Street, Sydney, New South Wales on 2 June 2005 at 11am.
29. Will I be asked to endorse the GPT Independent Directors at the Meeting?	No, but it is the intention of GPT to reinstate an endorsement process at the next annual general meeting, regardless of the outcome of the Meeting.

If you have any further questions in relation to the Proposal or you would like additional copies of this Notice of Meeting and Explanatory Memorandum, please contact the GPT Unitholder information line on 1800 350 150 (in Australia) and +61 2 9278 9045 (if outside Australia) or consult your investment, financial, taxation or other professional adviser. The GPT Unitholder information line will be available between Monday and Friday between 8am to 5pm.

TABLE OF CONTENTS

IMPORTANT NOTICES

Defined terms
Capitalised terms used in the Proposal Documents are defined in Section 14. Section 14 also sets out some rules of interpretation which apply to the Proposal Documents.

No investment advice
The information outlined in the Proposal Documents does not constitute financial product advice. The Proposal Documents have been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you read the Proposal Documents in their entirety before making any investment decision and any decision on how to vote. In particular, in considering the Proposal, it is important that you consider the risk factors identified in Sections 2.3 and 6.9 and the other information contained in this Explanatory Memorandum in light of your own particular circumstances. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

Forward looking statements
The Proposal Documents contain forward looking statements based on the current expectations of GPT Management and GPT Management Holdings about future events, including pro forma forecast statements of financial performance for the six months ending 30 June 2005 and 31 December 2005 and the years ending 31 December 2005 and 31 December 2006. The prospective information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such prospective information. Factors which may affect future financial performance include those risks identified in Sections 2.3 and 6.9, the assumptions not proving correct and other matters not currently known to, or considered material by, GPT Management and GPT Management Holdings.

Statements of intent in relation to future events should not be taken to be a forecast or prediction that those events will occur. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. None of GPT Management, GPT Management Holdings, their respective officers or any person named in the Proposal Documents or involved in the preparation of the Proposal Documents makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements. The forward looking statements in the Proposal Documents reflect views held by GPT Management and GPT Management Holdings only as at the date of the Proposal Documents.

Responsibility statement
The information concerning GPT (including GPT Management Holdings) and the intentions, views and opinions of GPT Management and its directors contained in the Proposal Documents (**GPT Information**) have been prepared by GPT Management and its directors and is the responsibility of GPT Management. Babcock & Brown and its respective directors and officers do not assume any responsibility for the accuracy or completeness of the GPT Information.

The information concerning (i) Babcock & Brown and the intentions, views and opinions of Babcock & Brown; and (ii) information on the European market and its geographical characteristics (but not information on the Seed Assets) contained in the Proposal Documents (**Babcock & Brown Information**), have been prepared by Babcock & Brown and is the responsibility of Babcock & Brown. None of GPT Management, GPT Management Holdings nor their respective directors and officers assume any responsibility for the accuracy or completeness of the Babcock & Brown Information.

The information concerning GPT following the assumed implementation of the Internalisation, Joint Venture and Asset Sales, has been prepared jointly by GPT Management and GPT Management Holdings based on information provided by GPT Management, Babcock & Brown and other third parties. GPT and GPT Management Holdings are responsible for such information.

PricewaterhouseCoopers Securities Ltd has prepared the Investigating Accountant's report on historical and pro forma forecast financial information (as set out in Section 7) and takes responsibility for that report.

Grant Samuel has prepared the Independent Expert's report (as set out in Section 8) and takes responsibility for that report.

Greenwoods & Freehills Pty Limited has prepared the Tax Report (as set out in Section 9) and takes responsibility for that report.

Notice to GPT Unitholders in the US
This document is neither an offer to sell, nor a solicitation of an offer to buy as those terms are defined under the US Securities Act of 1933 (**Securities Act**). The GPT Stapled Securities have not been registered under the Securities Act or any applicable US state securities laws. Such securities may not be offered or sold in the US unless such securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. Generally, any person who is (or is acting for the account or benefit or a person who is) in the US or a US Person is an Excluded Foreign Unitholder and, therefore, is not eligible to receive GPT Stapled Securities. Any GPT Unitholder receiving this Notice of Meeting or the Explanatory Memorandum must not distribute or send them into the US or make them available to any US Person.

Notice to GPT Unitholders in jurisdictions other than Australia
The Proposal Documents are subject to Australian disclosure requirements. The financial information has been prepared in accordance with AGAAP. Australian disclosure requirements and Australian GAAP may be different from those applicable in other jurisdictions.

GPT Unitholders who are subject to taxation outside Australia should consult their tax adviser as to the applicable tax consequences of the Internalisation.

The Proposal Documents do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Important information for GPT Unitholders resident in jurisdictions other than Australia is set out in Section 13. Only GPT Unitholders resident in Hong Kong, Singapore, Germany, New Zealand and certain investors in the UK will receive GPT Stapled Securities if the Internalisation by Stapling is approved.

Notice to GPT Unitholders in New Zealand
The Internalisation is governed by Australian law and GPT Management and GPT Management Holdings may not be subject in all respects to New Zealand law. This document is not a registered prospectus under New Zealand law, and may not contain all the information that a New Zealand registered prospectus is required to contain.

Privacy
GPT Management may collect personal information in the process of implementing the Internalisation. Such information may include the names, contact details and security holdings of GPT Unitholders and the names of persons appointed by those persons to act as a proxy, corporate representative or attorney at the Meeting to be held to give effect to the Internalisation. The primary purpose of the collection of personal information is to assist GPT Management to conduct the Meeting and implement the Internalisation. Personal information of the type described above may be disclosed to the unit and share registries of GPT and GPT Management Holdings respectively, print and mail service providers, authorised securities brokers, and the Sale Bank and its related bodies corporate. GPT Unitholders have certain rights to access and correct personal information that has been collected. GPT Unitholders should contact GPT's unitholder registry in the first instance if they wish to access their personal information. GPT Unitholders who appoint a named person to act as their proxy, corporate representative or attorney should ensure that they inform that person of these matters.

SECTION 1

Overview of the Proposal

1.1 SUMMARY OF THE PROPOSAL

On 17 February 2005, the GPT Independent Directors announced a proposal to:

- internalise GPT's management by replacing Lend Lease as manager of GPT with a new manager owned by GPT Unitholders (see Section 1.2.1 for further detail);
- form the Joint Venture with Babcock & Brown, initially capitalised with $1.0 billion (see Section 1.2.2 for further detail); and
- sell to Westfield a 50% interest in Penrith Plaza and Woden Plaza and a 25% interest in Sunshine Plaza (subject to pre-emptive rights in favour of APPF) (see Section 1.2.3 *for further detail*),

collectively, the **Proposal**.

The Internalisation Resolutions being put to GPT Unitholders relate to the Internalisation only. However, if GPT Unitholders approve the Internalisation, the Joint Venture and the Asset Sales will also proceed.

The Proposal has been recommended to GPT Unitholders by the GPT Independent Directors (comprised of Peter Joseph (Chairman), Malcolm Latham and Ken Moss), subject to no superior proposal emerging. **The GPT Independent Directors therefore recommend that GPT Unitholders vote in favour of the Internalisation Resolutions.**

The Independent Expert has opined that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo.

1.2 KEY OUTCOMES OF THE PROPOSAL

Following implementation of the Proposal, GPT will be an independent internally managed property group featuring:

- a high quality, diversified Australian property portfolio with a book value of approximately $8.2 billion; complemented by
- the investment in the Joint Venture with Babcock & Brown – a leading international investment advisory and management company with a proven track record and strong focus on real estate.

Together, these are forecast to provide GPT Unitholders with a significant initial uplift in distributions, higher distribution growth, increased diversification of earnings and an enhanced platform for profitable future growth.

The diagram below illustrates GPT following implementation of the Proposal:

GPT Unitholders

Internalised GPT

Core Portfolio	Joint Venture Investment
• Internally managed, diversified property group • High quality diversified Australian property portfolio valued at approximately $8.2 billion • Retail development pipeline of $1.0 billion planned for the next four years • Ongoing strategy to acquire quality assets in each of the sectors in which GPT currently invests	• Investment in a global property vehicle initially capitalised at $1.0 billion, forecast to rise to $1.4 billion within 18 months • Focus on low risk, stable income producing assets with upside potential • Asset characteristics and financing allows long term ownership with the potential to sell assets and reinvest proceeds • Diversified by asset type and geography, with initial focus on Europe • Joint Venture partner has a strong track record in this style of investment within Australia and globally for the last 15 years

1.2.1 Internalisation of management

If the Internalisation is approved by GPT Unitholders, the existing manager of GPT's assets, will be removed and replaced with a new manager, New RE, effectively owned by GPT Unitholders. This is described as an internalisation of GPT's management.

Importantly, key staff who currently manage the GPT portfolio have agreed to transfer their employment to the proposed new manager to ensure continuity of management. The GPT Board will continue to have the same directors, with the addition of Ian Martin, a further qualified independent director and Nic Lyons (currently CEO of GPT).

The Internalisation is forecast to deliver cost savings of approximately $20 million per annum, which will directly contribute to higher distributions for GPT Unitholders. Additionally, Internalisation (particularly in the form of the Stapling – refer to Section 5.7) will provide GPT with additional flexibility to undertake a broader range of property related activities.

The Internalisation will be implemented either through the Establishment (requiring approval by at least 50% of votes cast by GPT Unitholders for the Internalisation by Establishment Resolution) or the Stapling (requiring approval by at least 75% of votes cast by GPT Unitholders of the Internalisation by Stapling Resolution).

An explanation of the reasons for proposing an Internalisation and the benefits, disadvantages and risks associated with an Internalisation are summarised in Section 2. A detailed description of the internalised GPT is contained in Section 3.

1.2.2 Joint Venture with Babcock & Brown

Following approval of the Internalisation, GPT will enter into a Joint Venture with Babcock & Brown that will pursue a broad range of property related activities. The scale of GPT's investment in the Joint Venture will be limited to at least $1.26 billion and up to 15% of its total assets.

The Joint Venture will initially be invested with $1.0 billion, which is expected to grow to $1.4 billion within 18 months. GPT will initially subscribe for $700 million in Preferred Capital (earning a Preferred Coupon paying the equivalent of 9% in Australia) and for $200 million of ordinary equity for a 50% equity interest in the Joint Venture and Babcock & Brown will invest $100 million and provide the Seed Assets for a 50% equity interest in the Joint Venture. Those funds may be subscribed in a currency other than Australian dollars and steps have been taken to protect any currency risk associated with the funds. Babcock & Brown is receiving an equity interest in the Joint Venture which is greater than its relative cash contribution. This entitlement to an additional equity interest compensates Babcock & Brown for the additional value it brings to the Joint Venture in the form of:

- making available the Seed Assets (at an overall discount of 3% to valuation) on or around 1 July 2005;
- providing a first right to acquire any Australian property sold by Babcock & Brown;
- providing the Joint Venture with the first right to provide capital into any property acquisition identified by Babcock & Brown across the globe, where Babcock & Brown is raising Australian capital that is not sourced from Babcock & Brown or its funds;
- access to Babcock & Brown's real estate expertise in strategic locations around the world;
- deal sourcing capability based on local presence and local relationships; and
- structured finance expertise which provides good risk mitigation capability and the ability to improve returns.

See Section 3.4.4 for further discussion of capital contributions.

The Joint Venture's key activities will be:

- acquiring and intensively managing assets which have attractive underlying investment fundamentals;
- undertaking selected investment and development projects; and
- external property funds management, both listed and wholesale.

The Joint Venture provides a basis for GPT to diversify its income, both by region and by asset type. This will occur in a controlled manner and with the benefit of a proven joint venture partner in Babcock & Brown (see Section 3.4 for further information on Babcock & Brown's strengths as a joint venture partner). At the same time, GPT will control financial risks associated with the Joint Venture by using Non-recourse Debt, implementing appropriate governance protocols and hedging strategies and having a preferred right to income from the Joint Venture (the Preferred Coupon) – see Sections 2.2.2 and 3 and Annexure D.

The initial focus for investment will be Europe. Eight income producing assets with a purchase price of $1.1 billion have been identified for immediate investment by the Joint Venture (see Section 3). An extensive pipeline of additional assets under consideration is also expected to be available for investment in the near to medium term. As a measure of Babcock & Brown's belief in, and commitment to, the Joint Venture, it has underwritten the delivery of further assets to the Joint Venture to enable GPT's distributions to increase by 2.0 cents per security in 2005 (on an annualised basis) and 2.75 cents per security in 2006[1]. This is referred to as the Babcock & Brown Underwriting. However, Babcock & Brown is not underwriting the actual financial performance of these assets. See Section 3.4.6 for details of the Babcock & Brown Underwriting.

The Joint Venture may also establish a funds management business that may, in some circumstances, provide asset management services to the assets owned by the Joint Venture, as well as Australian publicly listed and privately owned funds.

An explanation of the reasons for proposing the formation of the Joint Venture and the benefits, disadvantages and risks associated with the Joint Venture are summarised in Section 2. A detailed description of the Joint Venture is contained in Section 3.

1.2.3 Asset Sales

In an attempt to clarify Westfield's position as a 6.5% GPT Unitholder and to fund the majority of GPT's proposed investment in the Joint Venture, the Proposal developed to provide that GPT will sell partial interests in certain Australian retail assets for $744 million. This sale price has been determined by an objective, recent, independent third party valuation that was conducted in December 2004.

The interests proposed to be sold to Westfield (subject to pre-emptive rights in favour of APPF in respect of Sunshine Plaza) are: 50% interests in Penrith Plaza and Woden Plaza; and a 25% interest in Sunshine Plaza. Following settlement, Westfield will manage the Penrith and Woden assets. These arrangements are detailed in Annexure D.

An explanation of the reasons for proposing the Asset Sales and the benefits, disadvantages and risks associated with the Asset Sales are summarised in Section 2.

1. Based on the forecast performance of the assets.
2. Using a gearing range of 65%-75%.

1.3 SUMMARY FINANCIAL OUTCOMES AND FORECAST DISTRIBUTIONS

The Proposal is forecast to result in:

- an increase in forecast distributions; and
- an increase in the rate of growth of distributions,

as shown in the summary table below:

	Pre Proposal		Post Proposal	
	Actual year ending 31 Dec 2004	Forecast 6 mths ending 30 June 2005	Forecast 6 mths ending 31 Dec 2005	Forecast year ending 31 Dec 2006
Distribution (cents per security)	22.0	11.4	13.0	27.5
Growth (on prior year)	3.8%	–	10.9%[1]	12.7%

Note: 1 Being the growth in the annual distribution per security from 22.0 cents for the year ended 31 December 2004 to a forecast 24.4 cents for the year ending 31 December 2005 (which includes a half year impact of Internalisation and investment in the Joint Venture assuming the Proposal is implemented on 1 July 2005).

The growth rates post Proposal, as shown in the table above, are the result of ongoing growth delivered by GPT and the Joint Venture, as well as a one-off uplift created by the Internalisation and Asset Sales. On an annualised basis, the Joint Venture contributes 66% of the year on year growth in 2005 and 88% of the year on year growth in 2006.

Having regard to the benefits, disadvantages and risks of the Joint Venture as set out in Section 2, and subject to the comments below, the GPT Independent Directors are confident that after implementation of the Proposal, GPT will have increased potential for enhanced distributions beyond 2006 than GPT would be likely to achieve if the Proposal is not implemented.

A large number of factors will determine GPT's post Proposal actual financial performance beyond 2006. From 31 December 2006, the Babcock & Brown Underwriting will come to an end. An important assumption regarding the outcome beyond 2006 is the ability of the Joint Venture to invest in the order of $4.0-$5.6 billion in assets by the end of 2006[2]. The pipeline of asset and target markets are set out in Section 3 and the GPT Independent Directors consider an investment of that magnitude is not unreasonable based on the current pipeline, the likely emergence of additional opportunities and Babcock & Brown's track record in securing appropriate investment opportunities. In respect of the Babcock & Brown Underwriting, if GPT achieves income growth from the Joint Venture between 2006 and 2011 which exceeds certain thresholds (averaging 18% growth) Babcock & Brown will be entitled to a repayment of part or all of any net Babcock & Brown Underwriting previously paid. Other assumptions regarding the financial outcome beyond 2006 include the sensitivities and risk factors referred to in Section 6.

The contribution of each element of the Proposal to the increase in forecast distributions when compared to the forecast for GPT without the Proposal (GPT Stand Alone) is set out below:

	Forecast	
	Six months ending 31 Dec 2005	Year ending 31 Dec 2006
Distribution (cents per security)		
GPT Stand Alone	11.5	23.6
Internalisation savings	0.4	0.9
Asset Sales	0.1	0.2
Investment in Joint Venture	1.0	2.8
GPT post Proposal	13.0	27.5

GPT's distributions have historically included a tax deferred component. The quarterly distributions for the year ended 31 December 2004 included tax deferred components of between 41.2% and 48.6%. If the Proposal is approved, the taxable capital gain realised on the Asset Sales will significantly reduce any further tax deferred components in the 2005 calendar year being included in GPT's distributions.

The distributions include the Babcock & Brown Underwriting. See Section 3.4.6 for details of the Babcock & Brown Underwriting.

The source and application of funds in relation to the Proposal is set out below:

	$m
Application of funds	
Investment in Joint Venture	900
Transaction costs[1]	50
	950
Source of funds	
Net proceeds from the Asset Sales	736
Increase in borrowing	214
	950

Note: 1. The transaction costs comprise amounts payable to financial, legal and taxation advisers, the Investigating Accountant, the Independent Expert, any break fees payable to Babcock & Brown, re-financing and other one-off costs associated with the Proposal, in particular in establishing the entity to manage GPT independently of Lend Lease.

As a result, GPT's pro forma gearing (total debt to total tangible assets) is forecast to be 31.5%, based on the 31 December 2004 financial statements compared with actual gearing of 29.7% as at 31 December 2004. When fully invested, GPT's gearing is expected to remain within the 30-40% range and will depend on a number of factors including the number and size of developments undertaken and any reductions in gearing flowing from, for example, the reinstatement of a dividend reinvestment plan if the GPT Directors so decide. The pro forma gearing is within GPT's target gearing range of 30-40%. If the assumed 65%-75% gearing of the Joint Venture is taken into account the gearing would be greater, however, given the non-recourse nature of the Joint Venture's debt, it is not necessarily valid to ascribe a portion of the debt to GPT.

These forecasts have been prepared on the basis of the accounting policies set out in Section 6.8 and the key assumptions set out in Sections 6.3(c), 6.4(c) and 6.5 and are subject to the risk factors in Section 6.9.

There is no guarantee that the forecasts will be achieved.
The Investigating Accountant's report is contained in Section 7.

1.4 GPT'S VISION POST PROPOSAL

If the Proposal is approved, GPT will continue to build on its existing strategy while enhancing returns through an evolution of GPT's skills to emerging opportunities. This strategy first and foremost continues GPT's traditional disciplined approach to investment and focus on risk management which would then be applied to a broader range of property related activities in order to target higher growth and provide greater diversity.

More detailed information regarding the vision of GPT following implementation of the Proposal is outlined in Section 3.1.

1.5 GPT INDEPENDENT DIRECTORS' RECOMMENDATION

Each GPT Independent Director:

- recommends that GPT Unitholders vote in favour of all of the Resolutions, including the Internalisation Resolutions, in the absence of a superior proposal;
- intends to vote in favour of all of the Resolutions, including the Internalisation Resolutions, in respect of the GPT Units held by them or on their behalf (details of which are set out in Section 12) in the absence of a superior proposal;
- has considered the benefits, disadvantages and risks of the Proposal and believes that it is in the best interests of GPT Unitholders in the absence of a superior proposal; and
- notes that Grant Samuel, the independent expert engaged by GPT to consider the Proposal, has concluded that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo.

The remaining GPT Directors, Eric Goodwin, Brian Norris and Elizabeth Nosworthy, are all non-independent directors of GPT Management for the purposes of the Proposal and stood aside from consideration of the Proposal. Elizabeth Nosworthy is a director of Babcock & Brown. Eric Goodwin was a long term employee of Lend Lease. Brian Norris has had a long term advisory relationship with Lend Lease. As such, the remaining GPT Directors do not consider it appropriate to make a recommendation to GPT Unitholders in respect of the Internalisation Resolutions. However, each of Eric Goodwin, Brian Norris and Elizabeth Nosworthy recommends that GPT Unitholders vote in favour of the Constitutional Amendment Resolution, which is unrelated to the Proposal.

Further information on the steps taken to ensure the independence and integrity of the processes by which the GPT Independent Directors evaluated the Proposal and made the recommendation to GPT Unitholders is set out in Section 12.3. These steps included the appointment of Blake Dawson Waldron as governance adviser and the adoption of a governance protocol. On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, it has confirmed that it is satisfied that the GPT Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the Proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects. Blake Dawson Waldron was not the legal adviser to GPT or the GPT Independent Directors on the Internalisation, Joint Venture or Asset Sales.

1.6 OPINION OF INDEPENDENT EXPERT

The Independent Expert has opined that the Proposal is in the best interests of GPT Unitholders in that GPT Unitholders are likely to be better off after the Proposal than under the status quo. The Independent Expert's Report is set out in Section 8.

1.7 KEY CONDITIONS

The Proposal will not proceed unless the following conditions precedent are satisfied:

- certain regulatory approvals are granted (including all ASIC and ASX consents, waivers and approvals) described in Section 12.10; and
- each of the Internalisation by Establishment Resolutions receives approval by at least 50% of votes cast by the GPT Unitholders at the Meeting.

The Stapling will not proceed unless the Internalisation by Stapling Resolution is approved by at least 75% of votes cast by GPT Unitholders at the Meeting. In connection with Stapling, an application will be made by GPT to the ASX within seven days after the date of this Explanatory Memorandum for admission of the GPT Stapled Securities to the official list.

While the Internalisation Resolutions being put to GPT Unitholders relate to the Internalisation only, if either of the Internalisation Resolutions is passed, the consequences are that all of:

- the Internalisation;
- the Joint Venture; and
- the Asset Sales,

will occur.

1.8 POSITION IF THE PROPOSAL IS NOT IMPLEMENTED

In the event that the Proposal is not implemented, it is expected that:

- GPT Management will remain the responsible entity of GPT, as a wholly owned subsidiary of Lend Lease;
- GPT will continue as a stand alone entity, listed on the ASX;
- GPT Units will not be Stapled to GPT Management Holdings Shares;
- the Interest Free Loan, the Asset Sales and the Joint Venture will not occur;
- GPT Unitholders will not receive the increased distribution per security described in Section 1.3; and
- Babcock & Brown will be entitled to a payment for compensation for costs incurred in seeking to pursue the Joint Venture with GPT. Further details on the amounts payable by GPT are set out in Annexure D.

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2

SECTION

Reasons for the Proposal

2.1 BACKGROUND TO THE PROPOSAL

The Proposal will create an internally managed, diversified, Australian and international property group with additional flexibility to deliver growth in its own right and through the Joint Venture.

Following announcement of the Stockland Offer, the GPT Independent Directors received strong feedback from GPT Unitholders that:

- the terms of the Stockland Offer were not sufficiently financially attractive and did not compensate for the additional risk; and
- many GPT Unitholders wanted an internalisation of GPT's management in combination with a structure that would facilitate growth in distributions.

The GPT Independent Directors determined that the terms of the Stockland Offer were not in the best interests of GPT Unitholders. The Independent Expert supported this finding. Accordingly, the GPT Independent Directors' objectives in putting forward the Proposal were to:

- put forward an attractive and credible proposal as an alternative to the Stockland Offer; and
- clarify the intentions of interested parties, including Stockland, Lend Lease and Westfield by putting forward a proposal which would require them to respond by way of improvement, counter proposal or support.

The Proposal achieves these objectives and repositions GPT as an independent, internally managed vehicle with an immediate uplift in distribution per security and a structure that facilitates growth in distributions.

2.2 BENEFITS OF THE PROPOSAL

(a) Increase in forecast distributions per security

The Proposal is forecast to deliver significantly increased distributions per security to GPT Unitholders. Following implementation, GPT's distribution is forecast to rise to:

- 24.4 cents in 2005 which represents a 6.6% increase on the GPT Stand Alone forecast; and
- 27.5 cents in 2006 which represents a 16.5% increase on the GPT Stand Alone forecast.

	2004	2005[1]	2006
Distribution per security – GPT Stand Alone	22.0	22.9	23.6
Distribution per security – post Proposal	N/A	24.4	27.5
% increase vs GPT Stand Alone	N/A	6.6%	16.5%

Note: 1 2005 post Proposal distribution reflects the forecast distribution of 24.4 cents per security (which includes a half year impact of Internalisation and investment in the Joint Venture assuming the Proposal is implemented on 1 July 2005).

The contribution of each element of the Proposal to GPT's increased distribution in 2006 is illustrated below:

Components of Distribution Increase 2006 (cents per security)


28.0
25.0
22.0
27.5
24.5
24.7
27.5
GPT Stand Alone
Post Internalisation
Post Asset sales
Post Joint Venture
Total

Notes: 1. Reflects saving of approximately $20 million in management fees.
2. Reflects the sale of assets at a yield below GPT's average cost of debt.

(b) Increase in the growth of distributions per security

Ongoing distribution growth is forecast to be significantly higher, following implementation of the Proposal, than the 3% per annum achieved by GPT historically. The chart below attributes the components of the forecast distribution growth among the Internalisation, the Joint Venture and the Asset Sales:

Contribution of Each Element of the Proposal to Distribution Growth[1]


2005
2006
%
0
10
20
30
40
50
60
70
80
90
100
Impact of Asset Sales
Impact of Joint Venture
Impact of Internalisation

Note: 1. 2005 figures annualise the impact of Internalisation, investment in the Joint Venture and Asset Sales, assuming the Proposal is implemented on 1 January 2005.

As illustrated in the chart above, cost savings associated with the Internalisation deliver a one-off increase in forecast distributions. However, the Internalisation itself does not deliver ongoing growth in distributions. The ongoing growth in distributions arises largely as a result of the investment in the Joint Venture which is, in turn, supported by the Babcock & Brown Underwriting through to the end of 2006. When annualised, the Joint Venture contributes 66% of the year on year growth in 2005 and 88% of the year on year growth in 2006.

Having regard to the benefits, disadvantages and risks of the Joint Venture as set out in Section 2.3, and subject to the comments below, the GPT Independent Directors are confident that after implementation of the Proposal, GPT will have increased potential for enhanced GPT distributions beyond 2006 than GPT would be likely to achieve if the Proposal is not implemented.

Growth in Distributions (cents per security)


27.5
24.4
2000
2001
2002
2003
2004
2005
2006
Stand Alone
Impact of Proposal

Note: 1. 2005 distribution reflects the forecast distribution of 24.4 cents per security (which includes a half year impact of Internalisation and investment in the Joint Venture assuming the Proposal is implemented on 1 July 2005).

A large number of factors will determine GPT's post Proposal actual financial performance beyond 2006. From 31 December 2006, the Babcock & Brown Underwriting will come to an end. An important assumption regarding the outcome beyond 2006 is the ability of the Joint Venture to invest in the order of $4.0-$5.6 billion in assets by the end of 2006[1]. The pipeline of asset and target markets are set out in Section 3 and the GPT Independent Directors consider an investment of that magnitude is not unreasonable based on the current pipeline, the likely emergence of additional opportunities and Babcock & Brown's track record in securing appropriate investment opportunities. In respect of the Babcock & Brown Underwriting, if GPT achieves distribution growth from the Joint Venture between 2006 and 2011 which exceeds certain thresholds (averaging 18% growth) Babcock & Brown will be entitled to a repayment of part or all of any net Babcock & Brown Underwriting previously paid. Other assumptions regarding the financial outcome beyond 2006 include the sensitivities and risk factors referred to in Section 6.

(c) Platform for further growth

Two aspects of the Proposal establish platforms for ongoing growth in distributions.

Internalisation

Following Internalisation, GPT will have greater flexibility to pursue enhanced earnings growth activities, particularly if the Stapling is approved.

Joint Venture

The Joint Venture brings together GPT's proven asset sourcing, management and development expertise in Australia with Babcock & Brown's global sourcing and structuring expertise. This relationship with Babcock & Brown is forecast to lead to growth in distributions by taking advantage of market opportunities as they arise in diverse geographies and asset classes. Forecast distribution growth through to the end of 2006 is supported by the Babcock & Brown Underwriting. Beyond 2006, GPT and Babcock & Brown together expect to have a significant pipeline of existing assets, acquisitions and opportunities which are expected to

1. Using a gearing range of 65%-75%.

maintain earnings growth significantly greater than that which GPT would have earned if the status quo is maintained. Further detail of the asset types and markets under consideration are contained in Section 3.

(d) Preserves a "premium for control"

Typically, when control of a listed trust or company passes, the purchaser is required to pay a premium for having the right to control that trust or company. Implementation of the Proposal does not prevent a further proposal (whether by takeover offer, scheme of arrangement or otherwise) being made for GPT. For such a proposal to be successful, it is likely to require a premium being paid for control to be successful. Accordingly, the Proposal preserves for GPT Unitholders' benefit, the future possibility of obtaining a premium from a third party to control GPT.

2.2.1 Internalisation

(a) Creation of an independently managed group with alignment of interests and continuity of management

Currently, the manager of GPT is a company owned by Lend Lease. Lend Lease is paid a fee, based in large part on the quantum of assets under management, and makes a profit from managing GPT. In such circumstances, it is possible that the interests of the Lend Lease owned manager and those of GPT's investors may not be aligned – for example, the size of the fee to be paid for managing GPT is a potential source of conflict with a higher fee being more beneficial to Lend Lease shareholders, but representing a higher cost to GPT Unitholders. Internalisation removes the potential for such conflicts by ensuring that GPT investors own GPT, as well as the management of GPT. It also ensures that staff can be incentivised in a transparent and aligned fashion – for example, through being offered securities in GPT, rather than Lend Lease shares as is currently the case.

In addition, GPT's key executives, including Nic Lyons (Chief Executive Officer), Michael O'Brien (Fund Manager), Kieran Pryke (Chief Financial Officer), Donna Byrne (Investor Relations) and James Coyne (Legal Counsel), have confirmed that they will transfer their employment to the new manager of GPT. The GPT Directors have also confirmed their willingness to continue as directors of New RE. It is anticipated that Ian Martin, a further independent director and Nic Lyons will also be appointed to the board of New RE.

This continuity of senior management and the GPT Board members is aimed at ensuring that prudent, intensive management of GPT's high quality diversified portfolio and the proposed Joint Venture will continue in a seamless manner and that appropriate governance arrangements and protocols will continue to be observed.

(b) Reduced management expense ratio

Currently, GPT Management charges a trust management fee of 0.4% per annum of the value of gross assets plus a performance fee of 5% of the amount by which the performance of GPT exceeds the performance of the listed property trust sector each half year. The total management fee is capped at 0.275% of the value of gross assets per half year. This resulted in a management expense ratio of 0.46% for the year to 31 December 2004 (including fees of the responsible entity, performance fees payable for this period, investor relations costs and consultant costs).

Following implementation of the Internalisation, New RE will only charge GPT a management fee which enables it to recover the costs associated with providing this management service. This is expected to result in annualised cost savings of approximately $20 million, lowering the management expense ratio of GPT to approximately 0.25%. Those cost savings will increase distributions to GPT investors by approximately 0.9 cents per security in 2006.

The above benefits exist regardless of whether the Internalisation is effected by either Internalisation by Establishment or Stapling. However, there are additional benefits associated with Internalisation by Stapling.

(c) More flexible structure

While the Internalisation in its entirety can be implemented under the Establishment, your GPT Independent Directors consider that the Stapling is a more attractive structure for GPT in the long term. The reasons for this include the fact that GPT will be able to act more quickly and with less complicated transaction structuring when undertaking a broader range of property related activities under the Stapling compared with the Establishment. The Stapling therefore affords an even greater level of flexibility and is expected to lead to greater efficiency compared with the Establishment.

(d) Move to a commonly accepted structure

The Stapling structure is commonly used by other LPTs and is therefore widely accepted, more easily understood and less complex than the structure which would be applied in the case of the Establishment. 73%[1] of the LPT Index is comprised of property groups that have adopted this structure and Stapling would bring GPT in line with this trend.

2.2.2 Joint Venture

(a) Controlled expansion into offshore markets

GPT has considered offshore investment opportunities in the past two to three years in the search for superior risk adjusted returns for GPT Unitholders. Offshore markets with low levels of institutional property asset ownership can give rise to investment opportunities which are superior in risk adjusted terms to those generally available in Australia's consolidated property market. However, GPT has until now declined to proceed with such opportunities due to the absence of a management team offshore and because of difficulties in mitigating risks in the proposed investment models or in generating a return commensurate with the risk involved.

1. Calculated with reference to the market capitalisation of the S&P ASX 200 Property Trust Index as at 27 April 2004.

The Joint Venture addresses these issues by:

(1) partnering with Babcock & Brown, which has a global property investment team with:
    (a) a proven track record of more than 15 years in delivering superior risk adjusted returns from assets to Babcock & Brown investors;
    (b) a proven track record in sourcing and structuring offshore property asset acquisitions through Babcock & Brown global network of offices; and
    (c) the local skills and relationships in the various offshore locations to ensure active management of property assets acquired though the extensive "on the ground" network of relationships held by local offices of Babcock & Brown in the offshore locations under consideration; and
(2) allowing GPT to expand into offshore property markets in a measured way with substantial risk and governance controls in place (see below).

The majority of the Joint Venture's investments are, and will be, established, stable income producing assets in diversified asset classes. This reflects GPT's existing style of investment in Australia. Further information on the specific assets and strategy for investment by the Joint Venture are contained in Section 3.

(b) Appropriate risk controls in place

The terms of the Joint Venture contain risk and governance controls to help ensure that the investment in the Joint Venture delivers not only superior returns, but *superior returns on a risk adjusted basis.*

A summary of the controls in place for the benefit of GPT's investors are:

1. *Diverse assets with profit potential* – the Joint Venture will benefit from being able to invest in a broad range of assets having rental streams which are typically supported by rent producing assets that have additional profit potential by, for example, reducing vacancy rates and managing the assets more intensively;
2. *Long term, Non-recourse Debt funding* – debt funding for each asset will be long term (for example, three to five years), interest rates are fixed via interest rate swaps and borrowings are secured against the assets themselves with no ability to claim from the Joint Venture, GPT or Babcock & Brown (non-recourse);
3. *15% of total assets limit* – GPT's total investment in the Joint Venture will be at least $1.26 billion and up to 15% of GPT's total assets;
4. *Reducing currency risk by hedging* – the Joint Venture will take a conservative approach to currency movements by fully hedging the capital value invested in the assets acquired by the Joint Venture. This will be achieved by funding GPT's investment in the Joint Venture via borrowings denominated in the currency in which the capital is being invested. Foreign currency sourced net income will also be substantially hedged on a rolling basis over the near to medium term according to the following profile:
    - income within one year – 90 to 100% hedged;
    - income within one to two years – 80 to 100% hedged;
    - income within two to three years – 70 to 90% hedged; and
    - income within three to five years – 50 to 80% hedged;
5. *GPT receives the Preferred Coupon* – $700 million of GPT's initial $900 million investment (or 78%) is via an investment that receives a Preferred Coupon which is paid in preference to any return being paid on Babcock & Brown's investment. In addition, the Preferred Coupon is cumulative in nature, meaning that if the Joint Venture is unable to pay the Preferred Coupon in any given year, the unpaid portion accrues to the next year;
6. *Appropriate commitment of Babcock & Brown to the Joint Venture via its own investment* – Babcock & Brown has committed to superior performance of the Joint Venture in the form of $100 million of its own capital being invested which will only receive a return after payment of the Preferred Coupon to GPT;
7. *Babcock & Brown being provided with incentives to bring opportunities to the Joint Venture* – Babcock & Brown's $100 million investment has the ability to earn an additional share of the returns after paying the Preferred Coupon. Therefore, Babcock & Brown is incentivised to bring opportunities to the Joint Venture which not only satisfy the Preferred Coupon, but which also produce income sufficient to allow GPT and Babcock & Brown to receive income on their ordinary equity interests;
8. *Babcock & Brown Underwriting* – subject to certain exceptions, Babcock & Brown has agreed to provide investment opportunities to the Joint Venture which, if they perform as anticipated, will produce an increase in GPT's distribution per security of 1.0 cent in the December half of 2005 (2.0 cents on an annualised basis) and 2.75 cents in 2006. Importantly, the opportunities presented must meet the Joint Venture's investment strategy and return criteria. The Babcock & Brown Underwriting applies only to the extent this pipeline of investment opportunities is not achieved in the forecast period to 31 December 2006 only (see Section 3.4.6). Payments under the Babcock & Brown Underwriting received by GPT are subject to a clawback of payments made plus interest if GPT achieves income growth from the Joint Venture between 2006 and 2011 exceeding certain thresholds (averaging 18% growth);
9. *GPT minimum return on a winding up* – GPT has an additional protection in the event that the Joint Venture is wound up within the first three years. If that occurs, Babcock & Brown will only receive an additional return above its $100 million of equity invested when GPT has received a return of at least 10% per annum on all of its investment (initially, $900 million). This means that GPT will have to receive a return of 14.3% on its ordinary capital (initially, $200 million) before Babcock & Brown is entitled to its extra return; and
10. *Independent valuations* – any asset proposed for the Joint Venture must have been independently valued by a recognised and jointly instructed valuer. The Joint Venture will only acquire assets which meet the investment strategy and return criteria

and asset acquisitions will only proceed if the Joint Venture board gives unanimous approval.

2.2.3 Asset Sales

In response to the Stockland offer in late 2004, which the GPT Independent Directors considered to materially undervalue GPT, the GPT Independent Directors undertook discussions with a number of parties in order to understand the alternatives available for GPT. In conjunction with that process, the GPT Independent Directors sought to clarify the position of Westfield, which is a 6.5% Unitholder in GPT, together with clarifying the positions of Lend Lease, Stockland and others in order to facilitate the development of proposals that would maximise value for GPT Unitholders.

As the Joint Venture concept was being developed with Babcock & Brown, it became clear to the GPT Independent Directors that it would be necessary to clarify the position of Westfield if GPT was to be in a position to put a recommendable proposal to GPT Unitholders, in large part because proposing the Joint Venture involved Babcock & Brown quarantining a large portion of their European assets for an extended period. Babcock & Brown were only willing to entertain such an extended period of quarantine if there was clarity regarding the support for an internalisation and joint venture from GPT's largest unitholders.

Agreeing the Asset Sales with Westfield at attractive prices delivered the dual benefit of clarifying Westfield's position, which in turn allowed the Proposal to be developed and announced. The announcement of the Proposal on 17 February 2005 provided an opportunity for competing proposals, if any, to be announced. None have emerged, and the Stockland offer lapsed on 4 March 2005. In the absence of a superior proposal, the GPT Independent Directors believe the Proposal is in the best interests of GPT Unitholders.

The Asset Sales provided the additional benefit of allowing GPT to maintain moderate gearing by re-directing the proceeds to a higher yielding investment in the form of the Joint Venture.

(a) Attractive sale prices for retail assets

GPT has achieved sale prices for 50% of its interests in three retail assets, which are the most attractive (in yield terms) of any retail asset it has ever sold. This has been achieved arguably at the high point of the property cycle with interest rates at historic lows, which have risen further since the Proposal was announced on 17 February 2005. Increasing interest rates typically reduce property asset prices.

GPT is able to redirect the proceeds into the Joint Venture, which is forecast to make superior returns and to increase GPT's distribution by 2.75 cents per security in 2006.

(b) Moderate gearing maintained

Without the sale of assets to Westfield, GPT's gearing (total debt to total tangible assets) following investment in the Joint Venture would be 36.5%, approaching the top of its target 30-40% range. By selling the assets to Westfield, and reinvesting the proceeds in the Joint Venture, GPT maintains moderate gearing of 31.5%.

Additional gearing capacity is necessary to provide GPT with the flexibility to:

- complete its significant retail development pipeline of approximately $1.0 billion over the next four years;
- utilise the greater flexibility of Internalisation to pursue growth enhancing activities in its own right, particularly if GPT becomes a Stapled entity; and
- provide the flexibility to increase its investment in the Joint Venture should appropriate opportunities arise, up to the maximum of 15% of GPT's total assets.

See Annexure D for a detailed summary of the terms of the Asset Sales.

2.3 DISADVANTAGES AND RISKS

(a) Risks associated with the transition of management from Lend Lease

In replacing the existing manager of GPT, there may be issues associated with the transition to an internalised management structure and the loss of the formal relationship with Lend Lease. In particular, there are some functions that are currently provided by Lend Lease that GPT will have to provide or procure itself following implementation of the Proposal, unless it is able to reach a formal transition agreement with Lend Lease. These include functions such as information technology services and provision of insurance services and office premises. There is also a risk that some of the existing GPT Management employees may not be initially available during the transition period. See Section 4.6 for more detail regarding how GPT proposes to address each of these transitional issues.

(b) Core retail portfolio reduced in size

As a result of the divestment to Westfield of 50% of GPT's interest in three of GPT's retail assets (subject to pre-emptive rights in favour of APPF in the case of Sunshine Plaza), GPT's core retail portfolio will reduce in size from $4.7 billion to approximately $4.0 billion. However, the portfolio will still comprise 27 quality assets with a weighted average capitalisation rate of 6.73%. The value of the portfolio does not include current and future development opportunities, such as Macarthur Square, Penrith Plaza and Rouse Hill, which will increase the value of the portfolio over the medium term.

See Section 3.3 for further information on GPT's existing retail development pipeline.

(c) Expected to result in a downgrade of credit rating to A- or BBB+

Standard & Poor's (**S&P**) currently has GPT on a negative credit watch. The Proposal will lead to S&P reviewing its long term rating for GPT. The review is likely to lead to a change in GPT's credit rating from A+ to A– or BBB+, which may affect GPT's cost of debt.

Ratings are statements of opinion, not statements of fact or recommendations to buy, hold or sell any securities. Ratings may be changed, withdrawn or suspended at any time. In Australia,

credit ratings are assigned by Standard & Poor's (Australia) Pty Limited, which does not hold an Australian financial services licence under the Corporations Act 2001.

(d) Increase in risk profile via exposure to offshore markets and new asset classes, with a corresponding risk of increase in volatility of earnings

GPT's portfolio consists of high quality diversified Australian investment properties. In recent years, approximately 14% of the portfolio by value has been allocated to sectors such as hotels, bulky goods and residential communities which offer a different risk and return profile to GPT's traditional core investment assets. Implementing the Internalisation and entering the Joint Venture provide a further opportunity for GPT to pursue activities that have the potential to lead to higher growth in distributions. The risks associated with these activities are different from the risks currently associated with GPT's Australian portfolio. Risks associated with these activities include development risk, currency risk and business risk (market, asset and financial risks) among others.

Exposure to foreign exchange risk and a higher risk approach to Joint Venture property investments may result in increased volatility in earnings from the Joint Venture. There is also a risk that recycled capital from the Joint Venture may not immediately be able to be reinvested in accretive projects, which may also increase the volatility of earnings in the Joint Venture.

Changes in tax law, or changes in the way taxation laws are interpreted in the various jurisdictions in which the Joint Venture will operate, may impact the future tax liabilities of the Joint Venture and therefore impact GPT's earnings from the Joint Venture.

Section 6.9 provides further details of these potential risks.

However, and as set out in Section 2.2.2, GPT has sought to mitigate and control these risks through a variety of mechanisms to ensure that the expansion is undertaken in a measured fashion so as to provide superior risk adjusted returns. Risk control and mitigation have been achieved in a variety of ways including:

- GPT's total exposure to the Joint Venture will be at least $1.26 billion and up to 15% of GPT's total assets;
- 78% of GPT's initial capital contribution to the Joint Venture receives the Preferred Coupon;
- Babcock & Brown has underwritten the delivery of investment opportunities to the Joint Venture that are forecast to increase GPT's distribution per security by 1.0 cent in the December half of 2005 (2.0 cents on an annualised basis) and 2.75 cents in 2006 (the key terms of the Babcock & Brown Underwriting are set out in Section 3.4.6); and
- GPT will put in place appropriate income and capital hedges to minimise their exposure to currency fluctuations.

It is also important to note that GPT's core portfolio of high quality, diversified Australian investment assets is largely unchanged and will continue to provide stable income producing returns for approximately 87% of GPT's total earnings in 2006. Earnings from the Joint Venture are forecast to comprise approximately 13% of GPT's earnings in 2006, excluding the benefit of the capital hedge on GPT's investment in the Joint Venture.

(e) Compensation for Babcock & Brown's costs if the Joint Venture is not implemented

In certain circumstances, if the Joint Venture is not implemented, Babcock & Brown will be entitled to a payment for compensation for costs incurred in seeking to pursue the Joint Venture with GPT. Those costs include delaying commitment of finance on certain assets to be acquired and making public its business model. The quantum of such compensation would be $2.5 million. If a competing proposal is received for GPT and the Internalisation is not approved by GPT Unitholders, there are certain circumstances in which Babcock & Brown would be paid a fee of $15 million (see Annexure D). The GPT Independent Directors considered it necessary to agree to such a fee to achieve the objectives set out in Section 2.2.

(f) Any subsequent change of control of GPT may trigger the unwinding of the Joint Venture

A change in control of GPT following implementation of the Internalisation may trigger an wind up of the Joint Venture. On a wind up of the Joint Venture, each party which introduced an asset to the Joint Venture shall have the first right to acquire that asset at its market value at the time. However, this provision does not impact in any way on GPT's core portfolio held outside the Joint Venture.

See Section 6.9 for additional risk factors to be considered in connection with the Proposal.

2.4 OTHER ALTERNATIVES CONSIDERED

Since the announcement of the proposed merger with Lend Lease almost one year ago, the GPT Independent Directors have continuously assessed numerous alternatives with the objective of maximising GPT Unitholder value and delivering an outcome that is in the best interests of GPT Unitholders. The Lend Lease proposal involved the merger and stapling of the two organisations on terms that the GPT Independent Directors were prepared to recommend to GPT Unitholders and were supported by an opinion from the Independent Expert, Grant Samuel. Ultimately, this proposal did not proceed because it was not approved by the requisite majority of GPT Unitholders.

In November 2004, Stockland announced an unsolicited takeover offer for all GPT Units. The GPT Independent Directors assessed the offer and concluded that it was not in the best interests of GPT Unitholders, a view which was shared by the Independent Expert. Stockland subsequently allowed its offer to lapse following announcement of the Proposal by GPT, when it had received less than 1% acceptances.

Following their recommendation not to accept the Stockland Offer, the GPT Independent Directors considered a "stand alone" internalisation (i.e. internalisation of GPT's management without the Joint Venture or Asset Sales) and concluded that, of itself, it would not provide sufficient growth prospects or earnings uplift to be considered of superior value to the Stockland Offer or the Lend Lease proposal. If a "stand alone" internalisation had been adopted, the Independent Expert has indicated that GPT Units may trade at lower prices than today. The GPT Independent Directors believe this could make GPT vulnerable to another undervalued proposal.

Finally, the GPT Independent Directors explored the possibility of an internalisation in combination with a joint venture. Discussions were held with several parties, including Lend Lease. Ultimately, Babcock & Brown was the preferred party due to its willingness to agree to a joint venture on mutually agreeable terms, its experience and platform in the European market and globally, its track record in sourcing and structuring asset acquisitions and the significant pipeline of opportunities it can deliver to the Joint Venture. In combination, these factors led the GPT Independent Directors to reach agreement with Babcock & Brown and to recommend the Internalisation, Joint Venture and Asset Sales as being in the best interests of GPT Unitholders, a recommendation which has been supported by the Independent Expert.

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Company - GPT RE Limited
File No 34819

Description of the internalised GPT and Joint Venture

3.1 GPT'S VISION POST PROPOSAL

Overview

While this is an incremental change to strategy rather than a dramatic shift in direction, there are two key areas which will be key to deriving a benefit for investors in generating superior risk-adjusted returns:

(a) A Broader Investment Focus

The Proposal will broaden GPT's investment focus in two ways. First, through exposure to offshore property markets. This opportunity provides the potential to invest in larger markets with greater diversity and higher risk-adjusted returns. Such a move has become necessary as the Australian market matures and the opportunity to achieve superior returns is limited by the weight of intense competition for assets domestically in a relatively small market.

Second, GPT will engage in a broader range of activities and an opportune approach to property investment. This approach will involve investing in property markets, asset classes and situations which offer opportunities to achieve higher returns because the characteristics of these markets and sectors have resulted in inefficiencies which can be exploited through the application of quality management and skills and through active trading of assets to realise these higher returns. The primary focus of these investments, as always, will be to enhance growth in earnings and distributions whilst maintaining an overall risk profile consistent with the requirements of our unitholder base. The Joint Venture with Babcock & Brown forms part of this approach and is a sensible approach to this style of investing in conjunction with an experienced partner.

(b) The Addition of Growth Businesses

The new strategy and structure will provide the flexibility for GPT to pursue a range of new growth activities, if they exhibit the required risk-adjusted returns. Examples of such businesses include funds management and property services. To date GPT has not been able to develop extensive operating businesses or trading of assets due to the adverse tax implications under its existing structure. This has inhibited GPT's competitiveness as it has been competing against a number of entities which have the benefit of a more flexible structure.

This strategy and the key elements of the proposed structure and operating principles, are outlined below.

(i) Vision

To be the leading Australian diversified listed property group.

(ii) Strategy

GPT's strategy focuses on creating secure income streams for investors with appropriate management of risk, through:

- actively managing and extracting value from a core portfolio of diversified quality assets (assets with predictable cash flows assets held for long-term ownership);
- enhancing growth and diversity through investing in, adding value to and then selling under-valued assets across a range of markets and sectors and through the creation of property businesses and activities; and
- managing risk through the application of a consistent investment discipline.

In managing and extracting value from the core portfolio, GPT will focus on:

- regular review and repositioning of the portfolio in line with return objectives;
- active asset and property management to maximise operating efficiencies and returns;
- prudent development of assets to enhance long-term investment performance; and
- continuing to make best use of our expertise in retail development and asset management.

To enhance growth and diversity through creation of other property businesses and activities, GPT will:

- initially identify and invest in selected markets and property sectors which present opportunities for superior risk-adjusted returns through a range of trading, management and development activities (initially through a joint venture with Babcock & Brown); and
- over time, review and assess a range of property related activities which are consistent with GPT's strategy, provide superior risk-adjusted returns and maintain an appropriate risk profile.

GPT will apply appropriate risk management strategies, including:

- maintaining an appropriate balance between core portfolio and enhanced opportunities;
- maintaining diversity of income streams across sectors and markets;
- focusing on secure, stable cash flows from assets;
- the appropriate use of Non-recourse Debt, structured to match the expected holding period of assets and used primarily to enhance returns, particularly in the context of the joint venture with Babcock & Brown;
- the application of and adherence to a consistent investment discipline in assessing acquisitions and disposals; and
- ensuring the application of appropriate debt and currency hedging policies to minimise volatility in earnings and net tangible assets per security.

(iii) Structure

GPT is proposing to adopt an internalised management structure. This structure will enable GPT to benefit from ownership of operating businesses and the trading profits generated by those businesses. It will also align interests between management and the trust through beneficial ownership in both entities.

Under this structure, staff will be employees of GPT rather than an external management team employed by Lend Lease and the management will be accountable only to GPT's Board and unitholders. The internalisation of management will also have the direct advantage of reducing management fee leakage.

Alignment of Interests

The proposed structure will provide increased alignment of interest between management and unitholders. Currently, the management company of GPT is a wholly owned subsidiary of Lend Lease. Under the proposed structure, the management company will be owned by unitholders in the Trust. This alignment of ownership is the first mechanism by which an alignment of interests is created.

The proposed management structure is outlined in the following diagram:


Board
Nic Lyons
CEO & MD

Nic Lyons – Chief Executive Officer & Managing Director
Nic Lyons has held the role of CEO of GPT Management since joining Lend Lease in 2000. Nic holds a Bachelor of Commerce degree, a Diploma in Applied Finance and Investment, is an Associate of the Securities Institute of Australia and the Australian Property Institute and a Director of the Property Council of Australia.

Further details of Nic's experience are contained in Section 3.4.5.

Michael O'Brien – Chief Operating Officer
Michael O'Brien has held various roles in the Lend Lease Retail Group and GPT since 1989. Michael holds a Bachelor of Commerce degree from the University of New South Wales.

Further details of Michael's experience are contained in Section 3.4.5.

Kieran Pryke – Chief Financial Officer
Kieran Pryke joined Lend Lease in 1987 and has been Chief Financial Officer of GPT since 1996. Kieran has a Bachelor of Commerce from the University of Wollongong, and is a member of the Australian Society of CPA's, as well as the Property Council of Australia's National Taxation Committee.

Further details of Kieran's experience are contained in Section 3.4.5.

James Coyne – Legal Counsel and Company Secretary
James Coyne was appointed to the role of Legal Counsel and Company Secretary for GPT in 2004.

James has held the role of Legal Counsel and Company Secretary for Lend Lease's wholesale funds in Asia Pacific from 2001 and was also the Company Secretary of the Lend Lease US Office Trust. He joined Lend Lease in 1998. He holds a Bachelor of Arts degree and a Bachelor of Law degree.

Donna Byrne – Investor Relations and Marketing Manager
Donna Byrne joined GPT in 1998 and has held the role of Investor Relations & Marketing Manager since 2004.

Donna was also the Investor Relations Manager of Lend Lease US Office Trust and is responsible for internal communication and media for Lend Lease's Real Estate Investments business in Asia Pacific. Prior to joining Lend Lease, Donna was a Senior Editor at the Securities Institute of Australia and an Analyst in Westpac's Institutional Banking Group.

Donna holds a Bachelor of Economics degree and a Master of Adult Education.

(iv) Operating Principles

Skilled Partners
As it has done in the past, GPT will seek secure skilled partners where appropriate. In relation to the Joint Venture, Babcock & Brown provides GPT with a significant deal pipeline and an established offshore platform with requisite financing and structuring capability.

Jones Lang LaSalle, who have a history of partnership with GPT and who provide integrated systems and professional services, will continue to manage GPT's office and industrial assets.

As further opportunities to enhance unitholder returns through acquisitions in various markets emerge, GPT will seek experienced partners if it does not have the existing capability or expertise to maximise returns.

Risk Mitigation
GPT will retain its focus on mitigation of risk. Providing superior risk-adjusted returns for unitholders will be the primary driver for decision making. This discipline will be implemented through: the use of limitations on the levels of investment in particular sectors and investment types; a total return focus on investment decisions; the use of Non-recourse Debt as a protective measure in instances where it is deemed beneficial; active capital management; and continued good corporate governance.

Corporate Governance
The GPT Board is responsible for GPT's corporate governance and regards good corporate governance as being of critical importance to all of GPT's stakeholders. An internalised GPT will continue to maintain the best practice corporate governance systems, controls and checks that currently operate in relation to GPT's activities.

This will be executed by having a majority independent non-executive Board of directors who are appointed by unitholders and who are committed to these principles and the cultural drivers in organisations which promote them, as well as maintaining high levels of disclosure and continued engagement with unitholders and the wider market.

Performance based culture
GPT will continue to foster and enhance a performance driven culture. Through a team approach to management coupled with a flat management structure and a focus on staff development and retention GPT will seek to be an employer of choice as well as to ensure investor returns remain paramount.

3.2 OVERVIEW OF THE INTERNALISED GPT AND JOINT VENTURE

Internalising the management of GPT and establishing the Joint Venture with Babcock & Brown will convert GPT into an independent, internally managed property group.

GPT will be one of Australia's largest diversified property groups with:

- an $8.2 billion core portfolio of high quality diversified Australian property assets (following the Asset Sales); and
- a platform for exposure to new markets, assets and funds management activities in a controlled manner via the initial $900 million investment in the Joint Venture.

GPT is forecast to distribute $492 million or 24.4 cents per security following the Proposal for the year ending 31 December 2005 and to have pro forma gearing (total debt to total tangible assets) at 31 December 2004 of approximately 31.5%.

Business and Geographical Mix

Approximately 87% of the consolidated pro forma forecast distribution relates to GPT's existing investment assets in Australia across the retail, office, hotel and tourism, industrial and masterplanned urban communities sectors: this is referred to as **Core Earnings**. The remaining income is earned from GPT's investment in the Joint Venture, referred to as **Enhanced Earnings**.

The Joint Venture will initially invest in a portfolio of European assets referred to as the Seed Assets, to be purchased for $1.1 billion. The following table shows GPT's existing assets in Australia and the Seed Assets that GPT will have a stake in via the Joint Venture:

	Australia Core Portfolio 87% of income[1]	Europe via Joint Venture 13% of income[1]
Retail	– 27 centres, including homemaker centre portfolio – Portfolio value $4,014 million – 975,600 m² GLA	– Prague, Czech Republic retail asset purchased for $178 million – German Hypermarket (Russelsheim) to be purchased for $17 million
Office	– Portfolio value $3,079 million – 764,200 m² NLA	
Hotel & Tourism	– Portfolio value $777 million	
Industrial/business park	– Portfolio value $328 million	– Cologne, Germany business park purchased for $113 million (30% stake)
Residential Development	– Masterplanned urban communities valued at $36 million	– Residential apartments in several German locations purchased for $720 million (94% stake in each) – Berlin, Germany mixed use assets to be purchased for $113 million

Note: 1. Profit after tax and before interest, amortisation and net corporate overheads which excludes the benefits of the capital hedge on GPT's investment in the Joint Venture for the year ending 31 December 2006.

Following implementation of the Proposal, GPT will be more diversified both by asset class and geographic region. The forecast earnings mix for 2006 is illustrated below . The GPT Independent Directors are confident that after implementation of the Proposal, GPT will have increased potential for enhanced GPT distributions beyond 2006 than GPT would be likely to achieve if the Proposal is not implemented.

Forecast Earnings Mix by Activity 2006[1]

Retail 40%
Office 33%
Enhanced 13%
Hotel 10%
Industrial 3%
Residential 1%


10%
3%
1%
13%
40%
33%

Note: 1. Earnings before interest and tax which excludes the benefit of the capital hedge on GPT's investment in the Joint Venture.

Forecast Earnings Mix by Geography 2006[1]

Australian EBIT 87%
Offshore EBIT 13%


13%
87%

Note: 1. Earnings before interest and tax which excludes the benefit of the capital hedge on GPT's investment in the Joint Venture.

Asset Mix by Activity Pro Forma 2004[1]

Retail 44%
Office 34%
Enhanced 10%
Hotel 8%
Industrial 4%


8%
4%
10%
44%
34%

Note: 1. As at 31 December 2004 with adjustment for the Internalisation, Investment in the Joint Venture and Asset Sales.

Asset Mix by Geography Pro Forma 2004[1]

Australian Assets 90%
Offshore Assets 10%


10%
90%

Note: 1. As at 31 December 2004 with adjustment for the Internalisation, Investment in the Joint Venture and Asset Sales.

GPT Structure

As an internalised vehicle, GPT will have a core portfolio of investment assets as well as an investment in the Joint Venture with Babcock & Brown, as illustrated below:


GPT Unitholders
Internalised GPT
Core Portfolio
Joint Venture Investment

Core Portfolio

- **Internally managed, diversified property group**
- **High quality diversified Australian property portfolio valued at approximately $8.2 billion**
- **Retail development pipeline of $1.0 billion planned for the next four years**
- **Ongoing strategy to acquire quality assets in each of the sectors in which GPT currently invests**

Joint Venture Investment

- **Investment in a global property vehicle initially capitalised at $1.0 billion, forecast to rise to $1.4 billion within 18 months**
- **Focus on low risk, stable income producing assets with upside potential**
- **Asset characteristics and financing allows long term ownership with the potential to sell assets and reinvest proceeds**
- **Diversified by asset type and geography, with initial focus on Europe**
- **Joint Venture partner has a strong track record in this style of investment within Australia and globally for the last 15 years**

The GPT Board

Following the Proposal, the board of New RE will be constituted with the existing GPT Board. In addition, Ian Martin, a further independent director to be identified and Nic Lyons will become members of the board of New RE.

GPT Unitholders will not be asked to endorse any member of the GPT Board at the Meeting, but it is the intention of GPT to reinstate an endorsement process for the board of the New RE at the next annual general meeting, whether Internalisation happens by Establishment or by Stapling.

Elizabeth Nosworthy and Ian Martin are both independent non-executive directors of Babcock & Brown. However they are not Babcock & Brown nominees to the GPT Board. They will also be independent directors of New RE if the Proposal is implemented, except in the case of decisions regarding the Joint Venture and Babcock & Brown. However, all the other GPT Directors will be independent for the purposes of the ASX Corporate Governance Council guidelines if the Internalisation proceeds.

See Section 12.2 for a discussion of directors' remuneration.

Details regarding the proposed directors of New RE are as follows:

Peter Joseph OAM

Mr Joseph is a career investment banker and an experienced company director who has had a close involvement with the BT Financial Group for nearly 30 years. Mr Joseph was a director of the responsible entities of a number of BT funds including some of the BT property trusts. Mr Joseph was also a director of the Peter Kurts Properties Group for 12 years. Mr Joseph is currently the chairman of Dominion Mining Limited. Mr Joseph is also Chairman of the St James Ethics Centre and the Black Dog Institute and until September 2004 was Chairman of the St. Vincent's and Mater Hospitals in Sydney. In 2000, Mr Joseph was awarded a Medal in the Order of Australia. Mr Joseph holds a Bachelor of Commerce degree and a Masters degree in Business Administration.

Mr Joseph is a Fellow of the Australian Institute of Company Directors.

Eric Goodwin

Mr Goodwin joined Lend Lease in 1963 as a cadet engineer and during his 42 year career with Lend Lease held a number of senior executive and subsidiary board positions in the Australian operation and he was the inaugural manager of the group's Asian operations in 1973. Mr Goodwin has extensive experience in design, construction and project management, general management and investment and funds management, and his experience includes fund management of the MLC Property Portfolio during the 1980s and he was the founding Fund Manager of APPF. Mr Goodwin is no longer an employee of Lend Lease.

Malcolm Latham AM

Mr Latham is currently a director of the Hornery Institute which undertakes projects in several states, skilling people for work and helping communities improve the places in which they live and work. Prior to this Mr Latham was Chairman of the South Sydney Development Corporation and Chairman of a joint venture for the redevelopment of the Auckland Harbour waterfront. Mr Latham holds degrees in Architecture and Urban Planning and was awarded the Order of Australia in 1990 for his work as Executive Chairman of the National Capital Development Commission, Canberra. Prior to joining the GPT Board, Mr Latham was a senior executive in Lend Lease Corporation.

Ken Moss

Dr Moss is a non-executive director of Adsteam Marine Limited and a director of Macquarie Capital Alliance Group. Dr Moss is Chairman of Boral Limited and Centennial Coal Company Limited and is a board member of the Australian Maritime Safety Authority. Prior to August 2000, Dr Moss was Managing Director of Howard Smith Limited.

Brian Norris

Mr Norris is currently a director of Lend Lease Global Properties SICAF, Lend Lease Real Estate Investments Pty Ltd, Asia Pacific Investment Company and Asia Pacific Investment Company No. 2. Mr Norris has had a long association with the Lend Lease group, including assisting in the establishment and development of Australian, US and Asian-based property investment funds. Mr Norris is a fellow of the Institute of Chartered Accountants and holds a law degree from the University of Sydney. He previously was a director of a chartered accounting firm specialising in revenue law.

Elizabeth Nosworthy AO

Ms Nosworthy is currently Deputy Chairman of Babcock & Brown and the Chairman of Commander Communications Limited and Stanwell Corporation Limited. Ms Nosworthy is a director of Ventracor Limited and is an Adjunct Professor of Law at the University of Queensland and a Council Member of the National Gallery of Australia. Previously, Ms Nosworthy was a commercial partner in a national law firm where she specialised in financing work including infrastructure financing. Ms Nosworthy is a Fellow of the Australian Institute of Company Directors and has held a wide range of directorships in both the private and the public sectors.

Ian Martin

Mr Martin is currently a non-executive director of Babcock & Brown, Argo Investments Limited and St Vincent's and Mater Health Sydney Limited. Mr Martin is a former Chief Executive Officer of the BT Financial Group and Global Head of Investment Management and Member of the Management Committee of Bankers Trust Corporation. Mr Martin also spent eight years as an economist with the Australian Treasury, Canberra, and was the inaugural Chairman of the Investment and Financial Services Association.

Nic Lyons

For details of Nic Lyons see Section 3.1.

3.3 GPT'S CORE PORTFOLIO

Following the implementation of the Proposal, GPT's Core Portfolio of investment assets will be comprised of:

- $4.0 billion of retail assets, representing 49% of investment assets with development potential totalling $1.0 billion;
- $3.1 billion of office assets, representing 37% of investment assets;
- $0.8 billion of hotel and tourism assets, representing 9% of investment assets;
- $0.3 billion of industrial assets, representing 4% of investment assets; and
- interests in two masterplanned urban communities with a book value of $0.04 billion, representing less than 1% of investment assets.

Retail Portfolio

Retail assets are a key focus of the Australian investment portfolio and will make up approximately 49% of the Core Portfolio. This proportion is expected to grow over time as a result of, among other things:

- development activities on the current portfolio; and
- development of a new town centre at Rouse Hill in New South Wales.

With a $4.0 billion portfolio, GPT is the second largest owner of retail property assets among LPT's in Australia. GPT has one of the highest quality regional shopping centre portfolios, with a book value of approximately $2.9 billion as at 31 December 2004 (after the Asset Sales). Four regional shopping centres are currently ranked in the top 10 nationally and seven centres are ranked in the top 30 nationally (ranked by total centre sales per square metre by Big Guns 2005). GPT will continue to develop its pipeline of existing and planned retail assets in Australia.

The portfolio includes regional, subregional and community shopping centres. GPT is also a major owner of homemaker centres and therefore has a strong presence in the fast-growing bulky goods retail sector.

The portfolio has benefited from ongoing intensive management and has demonstrated positive results from recently completed developments. This was reflected in recent valuations of most of GPT's shopping centres, which resulted in a net valuation increase of $612.5 million last year.

GPT's retail portfolio will include its interests in Penrith Plaza, Melbourne Central, Erina Fair, Woden Plaza, Sunshine Plaza and Charlestown Square (for a full listing of GPT's retail assets, see below). In addition to these, GPT will have an economic interest in a retail asset in Prague, Czech Republic through the Joint Venture with Babcock & Brown (see Section 3.4.9 for further details). It is expected that further acquisitions of European retail assets will also occur.

GPT's retail portfolio is summarised below:

Australian Retail Portfolio Overview[1]

Portfolio Value by State/Territory

New South Wales 47%
Victoria 27%
Queensland 10%
Northern Territory 8%
Australian Capital Territory 6%
Western Australia 2%


6%
2%
8%
10%
47%
27%

Classification of Retail Assets

Regional 73%
Sub-regional 12%
Homemaker 11%
Community 4%


11%
4%
12%
73%

Note: 1. As at 31 December 2004 with adjustment for the Asset Sales.

Australian Retail Assets – Owned

Retail Assets	Location	GLA (m²)	Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date	Latest Independent Valuation Capitalisation Rate
Regional centres							
Casuarina Square	Darwin, NT	52,600	100%	330.0	330.0	Dec 04	6.50%
Charlestown Square	Newcastle, NSW	50,500	100%	397.8	392.5	Dec 04[2]	6.00%[2]
Dandenong Plaza	Melbourne, VIC	63,300	100%	206.3	205.0	Sep 03	8.00%
Erina Fair	Central Coast, NSW	108,400[3]	50%[4]	387.7	387.7	Dec 04	6.00%
Macarthur Square	Sydney, NSW	62,800[3]	50%[4]	233.9	233.9	Dec 04	5.75%
Melbourne Central	Melbourne, VIC	56,000	100%	444.0	412.2	Sep 04	7.00%[5]
Penrith Plaza	Sydney, NSW	77,500[3]	50%[6]	352.5[6]	352.5[6]	Dec 04[7]	5.75%[7]
Sunshine Plaza	Maroochydore, QLD	72,500[3]	25%[6]	140.9[6]	140.8[6]	Dec 04	6.00%
Woden Plaza	Canberra, ACT	71,500[3]	50%[6]	242.0[6]	242.0[6]	Dec 04	6.25%[8]
Wollongong Central	Wollongong, NSW	38,900	100%	200.7	200.7	Dec 04	7.00%
Sub-regional centres							
Carlingford Court	Sydney, NSW	33,000	100%	158.0	158.0	Dec 04	7.25%
Chirnside Park	Melbourne, VIC	37,800	100%	166.0	166.0	Dec 04	6.75%
Parkmore Shopping Centre	Melbourne, VIC	36,300	100%	145.0	145.0	Dec 04	7.00%
Community centres							
Floreat Forum	Perth, WA	19,300	100%	95.7	95.0	Mar 04	7.75%
Forestway Shopping Centre	Sydney, NSW	9,500	100%	64.1	64.0	Sep 04	7.50%
Other							
Homemaker Portfolio	QLD, VIC, NSW	185,700	100%	449.6	320.8[9]	Various	8.53%[10]
Total		**975,600**		**4,014.2**			

Notes:
1. As at 31 December 2004. Includes latest valuation together with additions (at cost) since latest valuation.
2. Excludes convenience centre.
3. GLA is total centre Gross Lettable Area.
4. Remaining 50% owned by APPF.
5. Excludes Melbourne central car park.
6. After the Asset Sales to Westfield or in the case of Sunshine Plaza, to APPF if it exercises its pre-emptive rights.
7. Excludes Borec House, High Street and Riley Square properties.
8. Excludes Bonner House.
9. Two assets, along with Fortitude Valley Stage 2, have yet to be independently valued
10. Weighted average capitalisation rate.

Based on the latest independent valuations, the retail portfolio (excluding homemaker centres) has a weighted average capitalisation rate of 6.56%. The retail portfolio has an average occupancy rate in excess of 99% and an average specialty occupancy cost of 14.2%.

GPT owns a number of assets jointly with other parties. None of the co-ownership agreements to which GPT is a party contains provisions that give pre-emption rights to the other owner as a result of the proposed change in the responsible entity of GPT.

Retail Asset Development

GPT's Management has identified a development pipeline of current and future projects with a potential value of more than $1 billion over the next four years. These are expected to support earnings growth from the owned retail assets through to 2008. The planned retail development pipeline is illustrated below:

Australian Retail Development Pipeline


2002
2003
2004
2005
2006
2007
2008
Floreat Forum
Erina Fair
Melbourne Central
$260m
Penrith Plaza
Macarthur Square
$100m
Rouse Hill Regional Centre
Charlestown Square
Chirnside
Wollongong
Sunshine Plaza
$20m

complete underway planned

Note: 1. GPT's 50% share.

Two major developments are currently underway and anticipated to be largely complete by the end of 2005. These are:

- the expansion (at an approximate cost of $100 million – GPT's 50% share) of Macarthur Square, for which stage one is due to be complete in December 2005; and
- a major expansion of Penrith Plaza ($70 million – GPT's 50% share), which will be largely finalised at the end of 2005.

The creation of a new Town Centre at the Rouse Hill Regional Centre, for which the masterplan has been approved and a development application submitted in January 2005, is expected to commence construction within the next 12 months.

Office Portfolio

GPT's high quality office portfolio is positioned in 13 locations in four capital cities, with a book value of $3.1 billion as at 31 December 2004. Over 60% of the portfolio is located in the Sydney CBD and includes interests in a number of significant properties such as Governor Macquarie and Governor Phillip Towers (1 Farrer Place), MLC Centre, Australia Square, Darling Park and Citigroup Centre in Sydney, 530 Collins Street and Melbourne Central in Melbourne and Riverside Centre in Brisbane.

The Darling Park Tower 3 is expected to be completed by May 2006.

GPT seeks to deliver optimum investment performance from the office portfolio through continuing intensive asset management, focusing on the renewal of upcoming expiring tenancies and selective upgrading of the portfolio.

Office Portfolio Overview[1]

Portfolio Value by State

New South Wales 60%
Victoria 28%
Queensland 10%
Australian Capital Territory 2%


10%
2%
28%
60%

Office Lease Expiry by Area


Vacant 6.3%
2005 8.1%
2006 6.1%
2007 5.4%
2008 7.5%
2009 13.5%
Beyond 53.1%
% 0 10 20 30 40 50 60

Note: 1. As at 31 December 2004.

Australian Office Assets – Owned

					Latest Independent Valuation	
Office Assets	Location	NLA (m^2)[1]	Share Owned	Book Value[2] ($m)	Amount ($m)	Date
Australia Square	Sydney, NSW	52,300	50%	183.6	178.0	Jun 04
800 Bourke Street Stage 1	Melbourne, VIC	35,900	100%	140.5	140.0	Mar 04
800 Bourke Street Stage 2	Melbourne, VIC	25,300	100%	115.3	115.3	Sep 04
Brisbane Transit Centre	Brisbane, QLD	32,900	50%	46.1	47.6	Jun 04
Citigroup Centre	Sydney, NSW	73,900	50%	286.5	287.5	Dec 03
530 Collins Street and 120 King Street	Melbourne, VIC	71,700	100%	321.1	320.0	Sep 03
Darling Park	Sydney, NSW	112,000	50%	459.4	457.5	Apr 04
Darling Park Stage 3	Sydney, NSW	N/A[3]	100%	81.3	N/A	N/A
179 Elizabeth Street	Sydney, NSW	14,800	100%	85.8	81.0	Sep 03
1 Farrer Place	Sydney, NSW	86,600	25%	256.3	256.3	Dec 04
HSBC Centre	Sydney, NSW	41,300	100%	228.8	227.0	Mar 04
Melbourne Central	Melbourne, VIC	66,400	100%	271.7	265.2	Sep 04
MLC Centre	Sydney, NSW	74,600	50%	286.5	284.5	Mar 04
10 and 12 Mort Street	Canberra, ACT	15,500	100%	50.1	50.0	Dec 03
Riverside Centre	Brisbane, QLD	61,000	100%	265.9	259.4	Sep 02
Total		**764,200**		**3,078.9**		

Notes:
1. NLA is total asset Net Lettable Area.
2. As at 31 December 2004. Represents latest independent valuations plus additions (at cost) since the latest independent valuation.
3. On completion the expected NLA of Darling Park Stage 3 will be 29,700m^2

Based on the latest independent valuations, the office portfolio has a weighted average capitalisation rate of 7.26%. The portfolio occupancy rate at 31 December 2004 was 94%, above the overall market occupancy of 90.4%. The portfolio has limited short and medium term expiry, and an average lease term of 6.4 years.

The strategy for the office portfolio is to purchase assets that are in markets with strong white collar employment growth, have contemporary space and services, are graded as either Premium or A-grade, have a diversified lease expiry profile and are rented at or below market rentals. The grading of office properties uses the Property Council of Australia "Quality Grading Matrix", which is the de facto industry standard grading tool used in Australia.

GPT owns a number of assets jointly with other parties, some of which are the subject of co-ownership agreements. None of the co-ownership agreements to which GPT is a party contain provisions that give pre-emption rights to the other owner as a result of the proposed change in the responsible entity of GPT.

Hotel and Tourism Portfolio

The hotel and tourism portfolio is comprised of 13 quality properties with a book value of $777 million as at 31 December 2004. With the addition of the Voyages Lodges (formerly P&O Resorts), the portfolio has further enhanced its position in the nature-based tourism sector together with a range of quality assets in major Australian tourism locations.

Australian Hotel and Tourism Assets – Owned

					Latest Independent Valuation			
Property	Location	Number of Rooms	Share Owned	Book Value[1] ($m)	Amount ($m)	Date	Average Occupancy[5]	Average Room Rate ($)[5]
Ayers Rock Resort[2]	Central Australia, NT	905	100%	384.5	354.3[3]	Mar 04	63%	213
Cape Tribulation Resorts	Far North Queensland	120	100%	19.8	N/A	N/A	45%	153
Four Points by Sheraton	Sydney, NSW	630	100%	144.7	136.0	Mar 02	84%	164
Holiday Inn (Brisbane Transit Centre)	Brisbane, QLD	192	50%	9.5	8.0	Jun 04	88%	118
Voyages Lodges	Various (Qld and Tas)	586[4]	100%	218.1	N/A	N/A	70%	259
Total		**2,433**		**776.6**				

Notes:
1. As at 31 December 2004. Represents latest independent valuations plus acquisitions/additions (at cost) since the latest independent valuation.
2. Includes Wildman River.
3. The valuation for the Ayers Rock Resort is $360 million of which $6.2 million relates to plant and equipment owned by Voyages.
4. The total number of rooms for the resort portfolio includes villas, pavilions, cabins, suites, tree and river houses, and premium tents.
5. For the year ended 31 December 2004.

Industrial Portfolio

The industrial and business park portfolio contains 10 assets, with a book value of $328 million as at 31 December 2004. GPT seeks to deliver superior investment returns through intensive asset management, the development of the existing landbank and the acquisition of high quality, non-specialised assets and selective development sites located in close proximity to major infrastructure nodes.

Industrial Portfolio Overview[1]

Portfolio Value by State

New South Wales 62%

Victoria 38%


38%
62%

Note: 1. As at 31 December 2004.

Industrial Lease Expiry by Area


Vacant 0.5%
2005 7.1%
2006 6.1%
2007 17.9%
2008 6.2%
2009 31.9%
Beyond 30.3%
% 0 10 20 30 40 50 60

Australian Industrial Assets – Owned

					Latest Independent Valuation		
Industrial Asset	Location	NLA (m²)	Share Owned	Book Value ($m)[1]	Amount ($m)	Date	Capitalisation Rate
Austrak Business Park	Somerton, VIC	28,100[2]	50%	60.9	N/A	N/A	N/A
15 Berry Street	Granville, NSW	9,900	100%	10.8	10.8	Sep 03	8.75%-9.25%
19 Berry Street	Granville, NSW	13,500	100%	20.5	20.5	Sep 03	8.57%
Citiwest Industrial Estate	Altona North, VIC	104,100	100%	62.1	55.3	Mar 03	9.0%-9.5%
11 Grand Avenue	Camellia, NSW	41,900	100%	59.3	58.0	Sep 03	8.25%-8.75%
2-4 Harvey Road	Kings Park, NSW	30,200	100%	24.9	24.9	Mar 02	9.25%
7 Parkview Drive	Homebush Bay, NSW	7,000	100%	16.1	N/A	N/A	N/A
Quad Business Park	Homebush Bay, NSW	15,400	100%	54.5	35.3	Jun 04[3]	8.00%-8.25%[3]
Herb Elliott Avenue	Homebush Bay, NSW	3,300	100%	8.5	N/A	N/A	N/A
Figtree Drive	Homebush Bay, NSW	3,500	100%	10.2	N/A	N/A	N/A
Total		**256,900**		**327.8**			

Notes:
1. As at 31 December 2004. Represents latest independent valuation plus additions (at cost) since the latest independent valuation.
2. NLA is GPT's 50% share.
3. Quad 1 and Quad 2 only.

The industrial portfolio is currently 99% leased, with an average lease expiry of 5.0 years. The portfolio retains 350,000 sqm of expansion land, which will facilitate strong medium term growth.

Masterplanned Urban Communities

GPT has 49% interests in the Rouse Hill Regional Centre and Twin Waters Resort development projects, with a book value of $36.1 million as at 31 December 2004. Both projects are located in areas with strong population demand and are on track to deliver strong returns for GPT.

The projects are summarised below:

GPT Project Portfolio Summary[1]

Project	Region	Land Ownership Structure[2]	Start Date	End Date	Site Area (ha)	Total Units	Backlog Residential Units at 31/12/04	Backlog Retail (m^2) at 31/12/04	Backlog Commercial (m^2) at 31/12/04
Rouse Hill Regional Centre	NSW	49% JV	2005	2014	120	1,500	1,500	78,000	122,000
Twin Waters Resort	QLD	49% JV	2004	2010	10	370	370	–	–
Total							**1,870**	**78,000**	**122,000**

Notes: 1. This table assumes that Lend Lease does not exercise its pre-emptive rights in respect of both properties.
2. JV refers to joint venture arrangements.

The urban community projects target premium locations and have achieved significant industry recognition.

The Joint Venture agreements include change of control provisions granting each party a call option over the other party's interest in the event of a change of responsible entity or a change of control of GPT, GPT Management or Lend Lease. Call options are exercisable at market value.

3.4 GPT'S INVESTMENT IN THE JOINT VENTURE

3.4.1 Overview

In addition to its core property portfolio, GPT will invest in the Joint Venture with Babcock & Brown. The Joint Venture will create a new global property vehicle, with an initial focus on Europe but encompassing other markets including Australia, the US and Asia. Its key activities will include selective investment, active portfolio management, investment in development projects and external property funds management.

3.4.2 Investment Strategy

The Joint Venture will make investments in two broad categories: the first is a general mandate to invest in property related activities; the second is to undertake external property funds management.

Property Related Activities

The strategy for the Joint Venture's property related activities is to use the combined global platform of the Joint Venture partners to identify and take advantage of market opportunities as they arise. This includes initial investments in:

- stable income producing assets typically with identified upside potential (for example, by reducing vacancy and increasing rental returns through selective capital expenditure); and
- development activities where it is perceived that there is an appropriate risk adjusted return, assessed both on a stand alone basis and in the context of the portfolio.

These investments will be structured so that they can be held as long term assets that meet the Joint Venture's minimum return criteria, but with sufficient flexibility to enable them to be readily traded when the Joint Venture Committee identifies suitable opportunities.

The Joint Venture's primary investment criterion will be a risk adjusted IRR approach. The Joint Venture Framework Agreement calls for a portfolio IRR of at least 15% on the ordinary capital of the Joint Venture.

In taking a risk adjusted IRR approach, risk mitigation strategies are vital to achieving superior returns relative to the Joint Venture's view of the risks.

For investment style properties, key risk mitigation tools include:

- securing properties that are either anchored by long term leases to creditworthy parties or leased to a diverse mix of tenants, which will provide stable levels of return so that the property can be held through market cycles;

- working with local property managers that have the skills to manage tenancies, improve vacancies and maximise income;
- evaluating potential exit strategies prior to finalising acquisitions so that trading opportunities exist; and
- appropriate interest rate and currency hedging strategies, as described in Section 3.4.7.

For development activities, key risk mitigation tools include:

- working with partners who have the experience to manage key development risks (for example, construction risks);
- choosing between investing as a mezzanine lender or as equity (or a combination) in order to optimise the priority of the invested monies against achievable returns; and
- adopting pre-sale or pre-commitment strategies so that Non-recourse Debt can be maximised and monies at risk can be minimised.

The Joint Venture will initially invest in eight secure, income producing Seed Assets with a purchase price of approximately $1.1 billion. These assets are located in Western and Central Europe with sectoral and geographic diversification. A brief summary of these assets is provided below and further detail is included in Section 3.4.9.

Asset	Location	Type	Ownership (%)	Purchase price (EUR m)[1]	Purchase price (AUD m)[1]	Initial yield[2]	Occupancy
Kiel	Kiel, Northern Germany	Residential apartments	94%	39.5	65.8	7.4%	84%[3]
Salzgitter	Salzgitter, North Western Germany	Residential apartments	94%	272.6	454.3	8.9%	83%[3]
AMB Generali	Western Germany	Residential apartments	94%	119.8	199.7	7.6%	98%[3]
Cologne Technology Park	Cologne, Germany	Office/technology park	30%	67.5	112.5	6.0%	81%[3]
Galerie Butovice	Prague, Czech Republic	Retail & Office	100%	106.8	178.0	7.7%	85%[3]
Annenhoefe	Berlin, Germany	Mixed Use	100%	26.0	43.3	6.4%	76%[3]
Glienicke Spitze	Berlin, Germany	Mixed Use	100%	42.0	70.0	5.9%	92%[4]
REWE Russelsheim	Russelsheim, Germany	Retail	100%	10.4	17.4	7.5%	100%
TOTAL				**684.6**	**1,141.0**		

Notes:
1. Purchase price represents the percentage interest in the asset held by the Joint Venture. For Kiel, Salzgitter and AMB Generali, the intention is to increase the Joint Venture's ownership interest to 99.64% at the same proportionate price.
2. Initial yield pre maintenance, modernisations and repairs.
3. Occupancy based on actual rent as a proportion of total potential rent, and excludes the impact of rental guarantees and lease pre-commitments in the case of Galerie Butovice and Cologne Technology Park.
4. Occupancy based on residential units leased at November 2004.

These assets will initially be geared, on average, at 70% with medium-term, Non-recourse Debt, with an upper limit of 75%, inclusive of Joint Venture debt, against the overall portfolio. These assets have been purchased by Babcock & Brown and are now being acquired by the Joint Venture.

The Joint Venture has immediate plans to expand its global presence beyond this initial European portfolio and aims to grow the capital invested to $1.4 billion by the end of 2006. Assuming average gearing of 65%-75% at the asset level, this would give the Joint Venture the potential to make investments in assets worth approximately $4.0-$5.6 billion by the end of 2006.

There is also a pipeline of additional assets under consideration by the Joint Venture. These assets are at various stages of consideration and range from exclusive discussions to preliminary consideration.

These assets are at various stages of consideration and range from exclusive discussions to preliminary consideration. Asset classes under consideration include:

- major city portfolios (residential/retail/office);
- large format and neighbourhood retail; and
- light industrial.

The Joint Venture will focus on selective trading of assets and recycling of capital, particularly once the Joint Venture is fully invested. It is expected that primary candidates for trading will be assets where Babcock & Brown believes that a value uplift can be obtained as a result of market movements or where it believes that significant value has already been added by the Joint Venture through active management of the asset.

External property funds management

The second category of investment by the Joint Venture is to undertake external property funds management where capital is raised in the Australian marketplace. Potential opportunities include:

- exploring the potential creation of a hotel fund housing GPT's interests in hotels and luxury resorts throughout Australia; and
- the creation of other listed or wholesale funds.

One of the strengths of the Joint Venture structure is that it lends itself to the "incubation" (and selective aggregation) of assets which meet the Joint Venture's minimum return criteria and are sound investments in their own right, which can then form the basis of various investment vehicles. This has the dual objective of increasing the number of investment vehicles managed by the Joint Venture (thereby providing additional income to the Joint Venture) as well as enabling the Joint Venture to recycle capital. GPT's funds and asset management capability, together with Babcock & Brown's structuring and origination skills, will be key to success in this aspect of the Joint Venture's activities.

The nature of the funds that the Joint Venture will bring to the market will emerge over time. However, given the reach of the Joint Venture, it will have the flexibility and capacity to create investment products for wholesale and retail investors across a wide range of geographic sectors and asset classes.

3.4.3 Babcock & Brown as a Joint Venture Partner

3.4.3.1 Overview of Babcock & Brown

Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments. Babcock & Brown was founded in 1977 and in 2004 listed on the Australian Stock Exchange. Real Estate is one of Babcock & Brown's five core operating divisions, along with infrastructure and project finance, operating leasing, structured finance and corporate principal investment and funds management.

Babcock & Brown operates from 18 offices across Australia, Europe, the US, Asia and South Africa and has real estate professionals in 11 locations across the globe. In each of these locations, the company has local expertise and market presence as well as strong origination and management capacity. These elements combine to give Babcock & Brown the ability to source transactions across the world.

3.4.3.2 Babcock & Brown Real Estate Group

Babcock & Brown first began its involvement in the real estate sector as an adviser on structured finance transactions. Babcock & Brown's first principal investment transactions took place in Australia in the early 1990s and focused on sale-and-leaseback transactions to investment grade tenants where Babcock & Brown could add value through efficient, leveraged financings.

In 1992, Babcock & Brown expanded this model to include pre-committed developments to creditworthy tenants, for example the Australian Taxation Office. In 1994, Babcock & Brown listed Prime Credit Property Trust, an ASX listed property trust that held a number of the assets that had been acquired or developed by Babcock & Brown in conjunction with its clients. Babcock & Brown sold its interest in the management of Prime Credit Property Trust in 1995.

In 1997, the real estate group in Australia increased its focus on development transactions, in particular, entering into partnerships with construction companies and smaller development groups that would benefit from Babcock & Brown's structuring skills and capacity to procure development equity and subordinated debt.

Babcock & Brown established real estate operations in Japan in 1998, concentrating on the leveraged acquisition of income producing properties, with a focus on identifying and exploiting yield gaps and implementing efficient financing strategies to enhance returns (which is one of the core strategies of this Joint Venture). Babcock & Brown has recently listed the Babcock & Brown Japan Property Trust, an ASX listed property trust with a portfolio comprising eight office buildings and four retail properties located in the central and greater Tokyo area.

The Babcock & Brown Real Estate Group has a dedicated presence in the UK, Europe (with offices in Spain, Italy, France and Germany) and the US. Like the Real Estate Group's expansion into Japan in 1998, Babcock & Brown has based the development of its European business on the successful Australian principal investment model. A similar approach has been adopted in the US, with a focus on principal investment activities and the development of strong working partnerships. The Babcock & Brown Real Estate Group has established a track record of origination of deals through its strong regional relationships and partnerships. This track record provides Babcock & Brown with a demonstrated ability to source transactions and assets for the Joint Venture.

3.4.3.3 Babcock & Brown Real Estate Group Activities and Approach

Babcock & Brown's real estate group is predominantly focused on principal-investment and investment-management activities in the real estate sector worldwide. The real estate group also undertakes advisory assignments where these involve large-scale assets or complex financing issues, or are with key clients. The scope of Babcock & Brown's roles has included:

Investment management	Principal investment	Advisory
– Private investment syndicates	– Development projects (in joint ventures)	– Acquisition adviser
– Listed vehicles	– Mezzanine debt provider	– Financial adviser
– Unlisted funds	– Equity investor	– Debt/equity arrangement
	– Underwriter	– Tenant adviser

The business encompasses most classes of real estate and most stages of development. A selection of the types of transactions which Babcock & Brown has completed are listed below:

Residential	– Land subdivision – Apartment development	– House and land packages – Integrated golf courses
Commercial	– CBD offices – Pre-committed lease developments	– Portfolio acquisitions
Industrial	– Warehouses	– Distribution centre
Retail	– Bulky goods – *Neighbourhood* shopping centres	– Department stores – *Regional shopping* centres
Hotels/ Leisure	– Portfolio acquisitions – Leased hotel properties – Listed hotel securities	– Operating golf courses
Special Purpose	– Wool stores – Caravan parks – Archives facilities	– Hospitals – University buildings – Petrol stations

Babcock & Brown's approach to real estate demonstrates the disciplined approach which characterises its decision-making processes across all industries. In particular, Babcock & Brown has extensive experience in the use of leverage (in real estate investment as in each of its other business units) and the quarantining of risks associated with employing leveraged strategies. This approach allows it to pick yield and interest gaps *across markets and exploit these to provide higher returns.*

Babcock & Brown's investment strategy comprises the following elements:

- risk adjusted IRR is the chief investment criterion;
- evaluation and exploitation of imperfections in the market;
- use of structured finance capabilities to improve financing costs, enhance funding efficiency and mitigate risks;
- use of mezzanine finance as a window into development projects to maintain desired risk and return profiles; and
- planning of possible exit strategies.

3.4.3.4 The Competitive Advantage of Babcock & Brown

As a global investment and advisory firm, Babcock & Brown is active and experienced in a wide range of sectors within the real estate markets around the world. In each location, its teams have local knowledge, language skills and established relationship networks which enable Babcock & Brown to source transactions from a wide range of locations and markets (including off-market transactions). This capability also provides a deal pipeline with immediate access to transactions for the Joint Venture. Importantly, Babcock & Brown has a demonstrated track record in sourcing assets from indirect markets, including collective investment vehicles (both listed and unlisted).

3.4.3.5 What Babcock & Brown Brings to the Joint Venture

A summary of what Babcock & Brown brings to the Joint Venture includes:

- *immediate controlled deals and pipeline;*
- access to a global real estate team and offices in 18 locations;
- excellent investment track record;
- strong financing and structuring capability; and
- proven ability to successfully enter new markets using a consistent approach.

These qualities, along with a culture of working partnerships, will enable the parties to the Joint Venture to share skill sets and pool expertise so that the best outcome for GPT Unitholders is achieved.

One of the strengths of the Joint Venture is the complementary nature of the respective organisations' skill sets. One example is the potential of GPT's demonstrated retail asset management expertise to add value to retail assets sourced and structured by Babcock & Brown.

3.4.3.6 Track Record

As disclosed in its September 2004 prospectus, in the period between 1 January 2000 and the prospectus date, in aggregate, capital deployed in Babcock & Brown's principal investments returned an average pre tax IRR in excess of 30% net of fees.

At the end of calendar year 2004, the aggregate weighted average IRR for Babcock & Brown's Global Real Estate realised investments and unrealised investments maintained this standard.

This impressive track record highlights Babcock & Brown's strong history of excellent performance, which can be harnessed by GPT through its investment decisions in the Joint Venture.

3.4.4 Capital Contributions and Structure of the Joint Venture

GPT will contribute a total of $900 million to the Joint Venture, consisting of $700 million in the form of Preferred Capital, paying the Preferred Coupon, and $200 million in the form of ordinary capital, for a 50% equity stake. Babcock & Brown will contribute $100 million as ordinary capital to acquire a 50% equity stake in the Joint Venture. Those funds may be subscribed for in a currency other than Australian dollars and steps have been taken to help protect against currency risks associated with the funds. The structure of the Joint Venture is illustrated below:


GPT
Babcock & Brown
$700 million Preferred Capital paying Preferred Coupon equivalent to 9% in Australia
$200 million ordinary equity = 50% interest
$100 million ordinary equity = 50% interest
Core Australian Assets
Joint Venture
European Assets

A second drawdown of capital, of up to a further $400 million, will be funded as follows: 80% will be sourced from GPT in the form of Preferred Capital, with the remaining 20% funded via the issue of ordinary equity in equal proportions to GPT and Babcock & Brown (10% each). Future capital will be contributed on a basis to be agreed between the parties. GPT's investment in the Joint Venture will be at least $1.26 billion and up to 15% of GPT's total assets. The Joint Venture is forecast to contribute 10% of GPT's distributions in 2006 and GPT's Independent Directors are confident that the Joint Venture will increase the potential for enhanced GPT post Proposal distributions beyond 2006 than GPT Stand Alone would be likely to achieve.

Babcock & Brown is receiving an equity interest in the Joint Venture which is greater than its relative cash contribution. This entitlement to an additional equity interest, above its cash contribution, compensates Babcock & Brown for the additional value it brings to the Joint Venture in the form of:

- making available the Seed Assets (at an overall discount of 3% to valuation);
- providing a first right to acquire any Australian property sold by Babcock & Brown;
- providing the Joint Venture with the first right to provide capital into any property acquisition identified by Babcock & Brown across the globe, where Babcock & Brown is raising Australian capital that is not sourced from Babcock & Brown or its funds;
- access to Babcock & Brown's real estate expertise in strategic locations around the world;
- deal sourcing capability based on local presence and local relationships; and
- structured finance expertise which provides good risk mitigation capability and the ability to improve returns.

For the European assets the Joint Venture will establish a separate investment company in Luxembourg with local management. GPT and Babcock & Brown will contribute capital to that company in the relative proportions provided for under the Joint Venture.

3.4.5 Management and Governance of the Joint Venture

Joint Venture Committee

The Joint Venture will establish a Joint Venture Committee to oversee the activities of the Joint Venture. The Joint Venture Committee will determine the investment strategy in view of the portfolio composition from time to time and evaluate investment opportunities with a view to enhancing returns to investors. The Joint Venture Committee will also be responsible for overseeing the management of the Joint Venture and decisions on when to dispose of investment. The Committee will include an equal number of representatives from GPT and Babcock & Brown, with six members. All decisions of the Committee must be unanimous.

The initial nominees for the Joint Venture Committee are as follows:

Nic Lyons (Chief Executive Officer & Managing Director, GPT)
Mr Lyons is currently CEO of GPT Management and, more recently, was CEO of Lend Lease Real Estate Investment operations in Asia Pacific. Prior to joining Lend Lease in 2000, Mr Lyons held a range of senior positions in the property and property funds industry where he has nearly 25 years of experience including, more recently, at ING and Guardian Funds Management Limited.

Michael O'Brien (Chief Operating Officer, GPT)
Mr O'Brien joined Lend Lease in 1989 and held various roles in the Lend Lease Retail Group before becoming Retail Portfolio Manager for GPT in 1996. In 2000, Mr O'Brien was appointed as CEO of Lend Lease's Retail Group before moving to Singapore to run the Lend Lease managed Asia Pacific Investment Company (APIC) enhanced real estate fund. Mr O'Brien returned to Australia as Fund Manager of GPT in May 2002.

Kieran Pryke (Chief Financial Officer, GPT)
Mr Pryke joined Lend Lease in 1987 and has held various finance management roles, initially with the Construction, Development, and Design Groups of Lend Lease, before moving on to the Real Estate Investments Group in 1994, where he has held senior finance positions within the property management and funds management areas.

Mr Pryke has held the position of CFO for GPT since 1996 and during this period his role was expanded to include responsibilities of CFO for the broader Asia Pacific Lend Lease Real Estate Investments Group from 2002 through to 2004.

Phillip Green (Managing Director, Babcock & Brown)
Phillip Green joined Babcock & Brown in 1984 and was appointed as Managing Director of Babcock & Brown on 2 April 2004. Prior to joining Babcock & Brown, Mr Green worked as a Senior Manager with Arthur Andersen where he specialised in taxation. Mr Green is a Director of a number of companies including Chairman of Environmental Infrastructure Limited and of the trustee of the MTM Entertainment Trust and a Director of Babcock & Brown Capital Limited, Everest Babcock & Brown Alternative Investments, Primelife Corporation Limited, Prime Infrastructure, Abacus Property Group, Thakral Holdings Limited and of the trustee of the Babcock & Brown Japan Property Trust. Mr Green holds Bachelor of Commerce and Bachelor of Laws degrees from the University of New South Wales. He qualified as a Chartered Accountant in 1981 and was admitted as a solicitor in New South Wales in 1978.

Michael Maxwell (Head of Global Real Estate, Babcock & Brown)
Mr Maxwell manages the Australian and European Real Estate teams and co-ordinates Babcock & Brown's real estate activities worldwide. He joined Babcock & Brown in 1992. Prior to joining Babcock & Brown, Mr Maxwell was an executive director of Morgan Grenfell Australia Limited where he specialised in both domestic and cross-border corporate finance transactions. He began his career as a corporate lawyer with Mallesons Stephen Jaques. Mr Maxwell is a director of Grand Hotel Group Limited.

David Ross (Chief Operating Officer, Babcock & Brown)
Mr Ross is the COO of Babcock & Brown. He joined Babcock & Brown in 2004. Prior to joining Babcock & Brown, Mr Ross was with Lend Lease for over 10 years where he held positions as CEO of GPT, CEO of Lend Lease - Asia Pacific and Global and US CEO, Real Estate Investments.

3.4.6 Key Terms of the Joint Venture

The Joint Venture will initially be capitalised at $1 billion, but aims to grow to $1.4 billion by the end of 2006. Assuming average gearing of 65%-75% at the asset level, this would give the Joint Venture the potential to make investments in assets worth approximately $4.0-$5.6 billion by the end of 2006.

Scope and Exclusivity
The Joint Venture will have a mandate to invest in property related activities globally, with an initial focus on Europe. In addition, the Joint Venture will aim to establish an Australian property funds management business.

The Joint Venture will have exclusive first rights to:

- providing equity capital for Babcock & Brown's global real estate pipeline, where it is to be funded by Australian investors other than Babcock & Brown and its associated entities and funds (excluding both existing assets and future opportunities in Japan);
- any GPT real estate opportunity that is to be funded with non-GPT Australian capital;
- any existing Babcock & Brown Australian property related investment which Babcock & Brown wishes to sell; and
- real estate funds management activities to be established by Babcock & Brown and GPT in Australia.

Babcock & Brown Underwriting
Babcock & Brown has partially underwritten the delivery of investment opportunities to the Joint Venture that will increase GPT's distribution per security by:

- 1.00 cent in the December half of 2005 (2.00 cents per security annualised); and
- 2.75 cents in 2006.

There are two key purposes of the Babcock & Brown Underwriting:

- to demonstrate Babcock & Brown's commitment to delivering investments which meet the Joint Venture's return criteria; and
- to provide the Joint Venture with certainty of income through the establishment phase in order to allow the Joint Venture time to evaluate potential investments, close transactions or invest in assets where the timing of commencement of income falls outside the forecast investment period.

In light of this second point, it is possible that Babcock & Brown may be required to make some underwriting payments.

However, the underwritten amount will be reduced if GPT's income from the Joint Venture is below forecast as a result of:

- the actual net income from the investments made during 2005 and 2006 being below the forecast return for those investments;
- a change in tax law; or
- the Joint Venture not proceeding with an opportunity which it had previously indicated it would accept where due diligence substantiates the profit forecast for the opportunity.

Babcock & Brown Underwriting payments received by GPT are subject to a clawback under which if GPT achieves income growth from the Joint Venture between 2006 and 2011 which exceeds certain thresholds (averaging 18% growth), Babcock & Brown will be entitled to a repayment of part or all of any net Babcock & Brown Underwriting previously paid, (plus interest at the rate of Babcock & Brown's weighted average cost of debt at the time the payment was made) by way of special distribution from the Joint Venture (or the applicable Joint Venture Vehicle).

Termination
The Joint Venture may be terminated at any time if a material event occurs:

- there is a material breach in respect of a party; or
- the Joint Venture Committee is unable to agree on a material matter and there is a deadlock.

In addition, each of GPT and Babcock & Brown may terminate the Joint Venture in certain circumstances set out in Annexure D – for example, a change of control in either party, when the Joint Venture has not been fully invested or the Preferred Coupon has not been earned over a two year period.

In the event of a termination, GPT is entitled to receive their Preferred Capital plus the Preferal Coupon and the remaining proceeds are returned to the two parties in equal proportions.

On termination of the Joint Venture, the party which has introduced an asset or funds management opportunity to the Joint Venture shall have the first right to acquire the asset at market value or retain management of the funds management opportunity, as applicable.

In the event of a winding up of the Joint Venture prior to June 2008, a special priority regime has been agreed in order to give GPT further assurance that its minimum return requirements will be achieved. Under this regime, on winding up, proceeds will be paid to the Joint Venture partners on a pro rata basis to reflect the capital contribution made by each party, up until GPT has earned a 10% IRR on its total investment. For this to be achieved, an IRR of 14.3% is required on the ordinary capital of the initial $1 billion tranche (to increase the Preferred Coupon to an IRR of 10%).
If there are remaining proceeds once GPT's benchmark return has been met, Babcock & Brown will be entitled to receive proceeds *until it has received an equal return to GPT on its 50% of the* ordinary capital, for which it will have paid $100 million (on a fully invested basis) as compared to GPT's $200 million. After this point, proceeds will be shared equally between GPT and Babcock & Brown.

Fee Arrangements
Both GPT and Babcock & Brown are entitled to receive fees of up to 1% for introducing future opportunities to the Joint Venture. In addition, if either party introduces an opportunity that the Joint Venture acquires below market valuation, that party will receive an additional advisory fee equal to the difference between the actual price and the independent valuation. This amount will be capped at 5% of the acquisition price.

In addition, both parties will be entitled to receive market based fees for other services provided to the Joint Venture such as debt arranging.

A detailed summary of the Joint Venture arrangement is set out in Annexure D.

3.4.7 Hedging Policy
The asset level debt in each of the Joint Venture assets will be denominated in the currency of the underlying asset. In addition, GPT intends to borrow the capital for the Joint Venture investment in the currency in which it is invested (initially euros) to utilise the effectiveness of a natural capital hedge. This ensures that movements in the Australian dollar value of the Joint Venture's offshore assets are matched by movements in the Australian dollar value of GPT's offshore borrowings such that the volatility of GPT's NTA is minimised.

The Joint Venture will distribute income to GPT from the offshore asset (post funding costs) in the relevant local currency (initially euros). GPT will then have a policy of arranging foreign exchange hedges to limit the impact of movements in exchange rates, both favourable and unfavourable.

The policy is to employ foreign exchange hedges on a rolling basis with the following profile:

- Income with one year – 90% to 100% hedged
- Income within one to two years – 80% to 100% hedged
- Income within two to three years – 70% to 90% hedged
- Income within three to five years – 80% hedged

This policy is intended to provide a degree of certainty for GPT Unitholders, in that any change in the exchange rate between the Australian and foreign currencies will not have a significant impact on the distributions in Australia. Hedging has the effect of fixing today a rate at which GPT can exchange foreign currencies for Australian dollars at a time in the future.

While GPT's foreign exchange hedging policy is designed to protect GPT Unitholders against movements in exchange rates, it is not always possible to perfectly align the amount and/or timing of hedging with the risk to be hedged. As a result, investors should consider the impact of an adverse change in the Australian dollar exchange rate.

3.4.8 Target Market Characteristics
In Australia, it is becoming increasingly difficult to achieve, on a repeated basis, superior returns from passive property investment due to a number of factors:

- investment yields have substantially reduced in recent years;
- significant investment capital is available in a market with high levels of institutional ownership;
- a narrowing gap between investment yields and funding costs; and
- it is difficult to achieve risk premium on acquisition.

Not all property markets across the globe are in the same stage of the cycle as Australia and it is to those other markets around the world that the Joint Venture will look to invest in.

The European market is at a stage in the property cycle with a strong margin between property yields and underlying debt rates; the Joint Venture therefore believes this market presents very good opportunities. For this reason Babcock & Brown has assembled a pipeline of investments that it is pursuing independently of whether the Proposal is actually approved by GPT Unitholders. If the GPT Unitholders approve the Proposal these opportunities will be made available to the Joint Venture, including the Seed Assets described in Section 3.4.9.

The European market is significantly larger than its Australian counterpart. Babcock & Brown has been able to assemble a larger number of potential investment style opportunities which it believes will meet the return criteria of the Joint Venture, and at higher returns than would be achievable on investment property in Australia. This is largely due to the difference between the property yields in that market and the interest rates and the ability of the Joint Venture to hedge its currency risk.

The European market offers the potential to deliver:

- investments with strong cash flows from a range of creditworthy tenants; and
- access to low cost, Non-recourse Debt funding, which should enable the Joint Venture to hold the investments, meet its return requirements and position itself for upside by selling the property if the property market improves (that is, the difference between interest rates and property yields becomes smaller or is "compressed").

For these reasons, the Joint Venture will initially be focused in Europe and will pursue opportunities in other markets where appropriate.

An example of the opportunities available can be seen in Central European countries which join the European Union where institutional ownership of real estate is significantly lower than in Australia and where property pricing has not fully adjusted to reflect this. There is a strong opportunity to acquire a critical mass of properties directly and indirectly from non institutional sellers.

Another opportunity can be demonstrated by the German residential portfolios discussed in Section 3.4.9. These assets are supported by strong and stable cash flows but there is potential to improve investment performance by upgrading accommodation quality, and reducing vacancy rates and implementing more tenant focused management.

While each of the Seed Assets is located in Europe, it should be stressed that the Joint Venture will also pursue the purchase of assets in other markets, such as North America, Australasia and Asia, when it believes that such opportunities are consistent with the Joint Venture investment model. By taking this approach, it is intended that the Joint Venture will continue to take advantage of market opportunities when identified and will have the flexibility to invest in a broad range of asset classes and geographic markets.

3.4.9 Seed Assets

The Joint Venture will initially invest in eight Seed Assets with a purchase price of $1.1 billion, located in Germany and the Czech Republic. Profiles of the Seed Assets and their asset classes and geographic markets are given below.

Babcock & Brown has not yet acquired two of the properties which will form part of the eight Seed Assets: Russelsheim and Glienicke Spitze. Babcock & Brown is in advanced stages of negotiations on each of these properties. The due diligence and negotiation process with respect to the acquisition of Russelsheim has substantially been finalised and Babcock & Brown is confident that the acquisition can be completed within two months. In the case of Glienicke Spitze, a meeting of the co-operative members is scheduled to be held in May 2005 to approve the sale. Babcock & Brown is confident that the co-operative members will approve the sale. However, there can be no assurance that either of the sales will occur or will occur in a timely manner. These two properties represent less than 10% in the value of the Seed Assets.

A discussion of risk factors relating to asbestos issues in some of the residential property is contained in Section 6.9(e).

3.4.9.1 German Residential

Overview of Asset Class

In contrast to Australia, German residential real estate assets are a well established class of long term, income producing investment assets, underpinned by the following characteristics:

- Low percentage of owner occupiers
- Acquisition prices lower than costs to build
- Stable income from long term tenants

A strong indicator of the quality of this asset class is the availability of Non-recourse Debt financing, where banks have shown a willingness to lend to relatively high levels against the valuation of the properties to experienced borrowers on a non-recourse basis. This is also a factor in creating liquidity in the investment market.

Historically, the people of Germany are predominantly renters rather than owners of residential property, with Germany having one of the highest proportions of renters versus home owners in the European Union (approximately 57% renters). This factor significantly contributes to the stability of cash flow and the attraction of residential portfolios as an asset class.

Rental Occupancy as a Proportion of Total Dwellings in EU Countries


ES 18%
IE 25%
IT 29%
UK 31%
PT 34%
FI 36%
SE 41%
EU 41%
FR 47%
NL 49%
AT 49%
DE 57%
% 0 10 20 30 40 50 60
ES Spain
IE Ireland
IT Italy
UK United Kingdom
PT Portugal
FI Finland
EU Average for European Union
SE Sweden
FR France
NL Netherlands
AT Austria
DE Germany

In addition to the low percentage of home ownership in Germany, the number of households is expected to grow steadily over the next 15 years to 2020. This is expected even though the population of Germany is not expected to grow significantly.

Growth in Number of Households


2000 38.2
2020 41.5
million 0 10 20 30 40 50 60

On the basis of these two factors, combined with acquisition costs lower than costs to build, Babcock & Brown believes that there will be a continuing strong demand for rental accommodation from the German population.

Much of the residential rental accommodation in Germany is held in large portfolios by government entities, corporations and large institutions, reflecting a history of those organisations providing accommodation for workers or (in the case of government entities) local citizens. In recent years, greater focus has been given to the disposal of non-core assets by government and corporate owners, leading to a much more active investment market in such portfolios. Consequently, portfolios are increasingly being acquired by large property investment institutions, such as private equity funds and other types of funds.

Over the past three years, over €15 billion of residential portfolio property transactions have occurred in the investment portfolio markets. This translates to the trading of over 500,000 apartments, with transactions varying in size from approximately 1,000 apartments to 170,000 apartments (being sold by German utilities group Eon in 2005). This demonstrates the attraction of these portfolios as an asset class and suggests that there is liquidity in the market.

The three initial portfolios of residential properties cover 11 widely spread locations across Germany, displayed in the following map:


Kiel
Salzgitter
Annenhoefe/Glienicke Spitze
Pinnenberg (AMB Generali)
Aachen (AMB Generali)
Osnabrück (AMB Generali)
Freiburg (AMB Generali)
Kiel (AMB Generali)
Buxtehunde (AMB Generali)
Cologne (AMB Generali)
Kassel (AMB Generali)
Reinbek (AMB Generali)

The Joint Venture's Approach to Residential Property Investment
The Joint Venture will employ an active, opportunistic approach in pursuing its residential property investment strategy. In keeping with the Joint Venture's general investment strategy, the portfolios will be acquired on the basis that they can be held for the long term, but with scope to pursue trading opportunities as and when they emerge. This may include selective dispositions of sub-portfolios to institutional purchasers (or, in a limited number of circumstances, the privatisation of single apartment blocks for sale to private individual buyers), in order to take advantage of the difference between the per square metre rates achievable on sales of smaller portfolios or individual apartments, as compared to the rates paid by the Joint Venture for the overall portfolio.

The residential assets identified by the Joint Venture will be purchased at prices which reflect current occupancy. As such, vacancy levels are considered to be an opportunity for value enhancement by the Joint Venture, which intends to undertake selective capital improvements and actively manage acquired properties with the aim of improving occupancy levels. It is envisaged that such a strategy will lead to increases in the value of the property and the IRR on invested capital, reflecting the leverage in the Joint Venture's financing structure. This increase in value may give rise to opportunities to trade one or more properties within the portfolio and create further distributable profits or reinvestment opportunities.

Babcock & Brown is seeking to target portfolios which are available on an off-market basis, rather than the much larger (e.g. in excess of 25,000 apartments) portfolios being offered for public tender and pursued by major international funds and institutional equity buyers. This strategy gives greater flexibility in acquisition terms and structure so that the purchase can be tailored to the Joint Venture's requirements.

The residential properties in the Seed Assets are typically comprised of low rise (3-4 storey) blocks. In addition to the ability to trade entire portfolios of assets to other institutional and large investors, the portfolio can be broken down into smaller sub-portfolios or individual apartment blocks and sold down to wholesale and smaller investors, creating a variety of exit strategies for the Joint Venture.

Babcock & Brown has teamed up with an experienced property management firm to undertake a tenant-focused approach and differentiate itself from other residential property owners in the market. This approach is aimed at reducing vacancy and improving rental rates throughout the portfolios.

In purchasing the three residential portfolios, the Joint Venture has made conservative assumptions of approximately 1-2% annual rental growth. Accordingly, any rental upside achieved through selective capital investment and the implementation of active management is not dependent on an assumption of improved general market conditions.




KIEL PORTFOLIO

Property Overview

The portfolio is located in the city of Kiel, a North Central German city situated 100 km north of Hamburg. Kiel is a major seaport on an arm of the Baltic Sea, at the eastern entrance of the Nord-Ostsee (or Kiel) Canal. The population of the city is approximately 230,000. Employment in Kiel is now substantially focused on the services sector.

The apartments in the portfolio were predominantly built in the 1940s and are substantially contained within low rise apartment buildings. The portfolio consists of both one and two bedroom apartments. Outgoings are substantially met by the tenants.

Investment Strategy

The immediate focus is to concentrate on reducing the vacancy in the portfolio through tenant friendly management and progressive capital expenditure to refurbish selected apartments. Specific initiatives include the addition of balconies where the apartment structure is able to support this (thereby providing a rental stream on the balcony itself as well as a higher per square metre rent on the base apartment).

Once vacancy has been reduced to a level which is considered to be optimal, a decision will be made whether to consider selective sell down of smaller sub-portfolios to institutional and private portfolio buyers. This is not expected to occur within the forecast period.

A discussion of risk factors relating to asbestos issues in some of the residential property is contained in Section 6.9(e).

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs):	€39.5 million
Independent valuation:	€40.4 million
Initial yield (ungeared)[1]:	7.4% pre maintenance 6.0% post maintenance
Proposed Joint Venture ownership[2]:	94%
Number of apartments:	1,434
Number of buildings:	45
Average size of apartments:	51.0 sqm
Average purchase price per apartment:	€29,304
Average passing rent:	Approx. €4.7/sqm/month
Occupancy:	84%
Average length of tenancy:	12.5 years (Kiel and AMB combined)

Notes
1. Yields are pre or post maintenance, modernisation and repairs and are at current levels of vacancy.
2. The Joint Venture intends to increase ownership to 99.64% at the same proportionate price.

Company - GPT RE Limited
File No 34819





SALZGITTER PORTFOLIO

Property Overview

The Salzgitter Portfolio is a complex of residential apartments located in the city of Salzgitter, a Central German city with a population of 108,000. Salzgitter is an industrial city, with major employers including Salzgitter AG (steelworks), Volkswagen AG (car producer), MAN Nutzfahrzeuge AG (engines, trucks and other cargo transporter producer), Alstom LHB GmbH (energy and transport sector), and Robert Bosch Elektronik GmbH (electronics group).

The apartments were constructed in the 1950s and 1960s and comprise approximately 25% of the city's housing stock.

Investment Strategy

The immediate priority is to implement a tenant friendly management approach, together with targeted capital expenditure, to reduce vacancy and thereby create an immediate uplift in value. The objective is to move towards at least a 50% reduction in vacancy over the longer term. As such, the Joint Venture considers the vacancy level to be an opportunity for value creation that is within the Joint Venture's control and is not dependent on any change in the existing market conditions. In due course, once these initiatives have been implemented, consideration will be given to selective sell down opportunities which will focus on the sale of larger sub-portfolios to major purchasers.

A discussion of risk factors relating to asbestos issues in some of the residential property is contained in Section 6.9(e).

Key Statistics

Purchase price (including acquisition costs):	€272.6 million
Independent valuation:	€290.5 million
Initial yield (ungeared)[1]:	8.9% pre maintenance 6.6% post maintenance
Proposed Joint Venture ownership[2]:	94%
Number of apartments:	13,476
Average size of apartments:	59.6 sqm
Average purchase price per apartment:	€21,520
Average passing rent:	Approx. €4.3/sqm/month
Occupancy:	83%
Average length of tenancy:	7-10 years

Notes
1. Yields are pre or post maintenance, modernisation and repairs and are at current levels of vacancy.
2. The Joint Venture intends to increase ownership to 99.64% at the same proportionate price.



AMB GENERALI

Property Overview

This portfolio of residential assets comprises 2,707 residential units in nine different cities (as shown in Section 3.4.9.1). The properties within the portfolio are all located in or close to major or medium-sized German cities, with all locations – except for Freiburg – in North and Western Germany. The tenants are predominantly longer-term occupiers, resulting in relatively low turnover rates.

Investment Strategy

In keeping with the Joint Venture's general residential strategy, the initial focus will be on implementing tenant friendly management practices and exploiting opportunities to undertake selective capital expenditure to achieve rental growth. The base strategy is to hold the portfolio for the longer term. However, over time consideration will be given to the merits of the sell down of sub-portfolios to larger purchasers. In a limited number of circumstances, consideration will also be given to the privatisation of individual buildings to tenants and single apartment buyers, thus exploiting the difference between the per square metre purchase price paid by the Joint Venture for the portfolio and the per square metre rates achievable upon sales to individual purchasers.

A discussion of risk factors relating to asbestos issues in some of the residential property is contained in Section 6.9(e).

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs):	€119.8 million
Independent valuation:	€119.8 million
Initial yield (ungeared)[1]:	7.6% pre maintenance
	6.2% post maintenance
Proposed Joint Venture ownership[2]:	94%
Number of apartments:	2,707
Number of buildings:	118
Average size of units:	71.3 sqm
Average purchase price per apartment:	€47,080
Average passing rent:	Approx. €4.6/sqm/month
Occupancy:	98%
Average length of tenancy:	12.5 years
	(Kiel and AMB combined)

Notes
1. Yields are pre or post maintenance, modernisation and repairs and are at current levels of vacancy.
2. The Joint Venture intends to increase ownership to 99.64% at the same proportionate price.

3.4.9.2 The Joint Venture Approach to Retail Property

The Joint Venture's focus in this sector will be to target assets that display some or all of the following characteristics:

- long term leases – eight to 15 years in length which provide 75% or more of the income of the property;
- tenant quality – creditworthy tenants;
- strong retail fundamentals – catchment areas, competition levels, barriers to entry into the market, net rent as a proportion of total income;
- diversification – effect on geographic and asset type diversification across the entire portfolio; and
- growth opportunities – i.e. potential for rental increase, surplus area or development land.

3.4.9.3 German Retail and Retail Warehouses ("Hypermarkets")

The German retail market is experiencing relatively good demand for well located retail assets which offer long leases and creditworthy tenants from both local and international investors. There is also relatively strong tenant demand for the best retail property.

In good locations, tenants of Hypermarkets are performing well. Retail warehouses are focused towards the provision of convenience for customers by providing a variety of brands aimed at different demographic segments of the market under one roof and as a result, they have a measure of protection from fluctuations in the economy.

In those locations, vacancy levels are low, and there is a continued high demand from tenants for premises. As a result, rents in this asset class have been gradually increasing.

3.4.9.4 Overview of Prague Retail

Between 1990 and 2003, total retail space in Prague more than doubled to approximately 1.1 million sqm, equating to approximately one sqm per inhabitant. The last two years has seen steady increases in retail rents in central Prague, especially as more retailers seek to enter the primary retail area.

Some of the higher rental levels achieved outside of the city centre have been achieved in the various new shopping centres which have been developed. Rental levels are strongly influenced by the size and affluence of their catchment.

Since the Czech Republic entered the European Union on 1 May 2004, and over the last two years, the market has seen increased interest from domestic investors, and last year saw the establishment of the first local REIT by Ceská Sporitelna. Typically, the accession of a country to the European Union leads to a fall in investors' required risk premiums as a result of the reduction in structural risk, putting downward pressure on yields. Consequently, the entry of the Czech Republic into the European Union offers the potential to generate steady yield compressions over the medium term.

2004 has seen continued growth in investment into the Czech Republic. The market experienced an approximately 30% increase in investment volume, totalling around €900 million in concluded transactions including one of the larger transactions completed in the CEE region for approximately €180 million. A German fund, DIFA, acquired a 49% share of the Europolis Portfolio of eight properties and two shopping centres in the Czech Republic.

Whilst this first phase of international investment focused on office properties in Prague, international funds have begun to consider retail premises, either shopping centres or hypermarkets.


FRANKFURT AM MAIN
BAD HOMBURG
HANAU



REWE RUSSELSHEIM

Property Overview

The REWE Russelsheim property is located in Russelsheim, a city situated 25 km south west of Frankfurt. Russelsheim is connected to the cities of Bonn, Frankfurt, Wurzburg and Ludwigshaven, and to Frankfurt airport, by road. A train link exists to the cities of Mainz, Frankfurt and Darmstadt.

The city of Russelsheim occupies an area of 58.30 square kilometres and is one of the most densely populated cities in Germany. The most dominant industry is the automobile manufacturing industry, with companies such as Hyundai, Mitsubishi and Opel located there. A campus of Wiesbaden University is also located in Russelsheim.

The property is a brand new five unit retail warehouse (hypermarket), let to one of the largest European retailers, REWE, for a term of 15 years with three five year renewal options. The property is located on an arterial road, 2 km from the city centre in a predominantly residential area.

Babcock & Brown is in advanced stages of negotiations on this property: refer to Section 3.4.9.

Investment Strategy

The attraction of this asset is that it is a single tenant retail centre occupied by Germany's second largest retailer, REWE Trading Group. The property is to be purchased at a yield which Babcock & Brown believes is attractive and will underpin its minimum return requirements. This property should represent a very good trading opportunity given that it is of a smaller size and could be sold into the retail or wholesale investor markets.

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs):	€10.4 million
Independent valuation:	€10.4 million
Initial yield (ungeared):	7.5%
Proposed Joint Venture ownership:	100%
Net lettable area:	5,700 sqm retail space
Parking:	More than 200 car spaces
Purchase price/sqm NLA:	€1,829
Occupancy:	100% – fully leased to REWE

Major tenants and leases:

Single tenant lease to REWE. REWE Trading Group was founded in 1927 and has 7,401 stores in Germany with over 131,000 full time employees and a total turnover in 2004 of approximately €40 billion

Lease escalation and key terms:

Tenant pays most outgoings except structural additions, insurance and tax. Rent is fixed for the first three years, then annual increases are linked to the National GDP Index, 65% and 10 index points. There are three five year options for renewal


PRAGUE



GALERIE BUTOVICE

Property Overview

The Czech Republic offers a strong opportunity to acquire a critical mass of retail assets in a relatively under-developed market. Galerie Butovice provides an ideal first step into this market with a view towards future acquisition opportunities.

The country became a member of the European Union in 2004 and has undergone a structural harmonisation of its legal and business environment with that of the other member states.

Galerie Butovice is a brand new, well located development – located 6 km south west of central Prague and 100m from a bus and metro station. A mixed retail and office scheme, the shopping centre commenced trading on 18 March 2005, whilst Ahold now occupies the office space. The retail component of the property is spread over two levels, with underground and ground level parking. There are 133 stores and the centre is anchored by a large supermarket.

The office component of the property is comprised of an eight level building with connection to the retail on the ground floor.

Financial close on the acquisition of Galerie Butovice is anticipated to be finalised on 15 May 2005.

Investment Strategy

This asset is likely to be a longer term hold unless the Joint Venture elects to package its retail assets as a funds management opportunity. As the centre is brand new, and given the Joint Venture's view that the Prague market will improve in terms of retail demand through regional shopping centres of this type, the Joint Venture believes that the net income should provide sustainable growth and returns to the Joint Venture. Furthermore, the purchase of this asset will provide the Joint Venture with strong visibility in the Central European market, which is expected to lead to other investment opportunities.

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs)[1]:	€106.8 million
Independent valuation:	€107.0 million
Initial yield (ungeared):	7.7%
Proposed Joint Venture ownership:	100%
Net lettable area:	36,687 sqm – retail 9,210 sqm – office
Parking:	1,377 car spaces
Occupancy[2]:	85%

Major tenants and leases:

Approximately 30% of income from a 15 year lease to Royal Ahold – a major global grocery company. Royal Ahold also occupies 67% of the office space of the centre and operates its Central European headquarters from this location on a 10 year lease.

Lease guarantee:

ING will guarantee the income for each vacant unit up to 98% of the retail space and 100% of the office space for 18 months and 3.5 years respectively, or until these vacant units are first let. This rental guarantee will be subject to a maximum duration which will be determined at the completion of this transaction.

Lease escalation and key terms:

The majority of leases have indexation provisions to the Monetary Union Index of Consumer Prices (MUICP) Some tenants also have renewal options for five or 10 year terms. The average lease length within the centre is in excess of nine years. Royal Ahold has no rental increases in the first five years of the lease.

Key competitors:

There is one other shopping centre within the same Prague district – Nove Smichov, located approximately 4 km to the north-east of Galerie Butovice. This centre is approximately 55,000 sqm in size and consists of 103 stores, 25 outlets and is anchored by a Carrefour supermarket and Ster Kinekor cinema.

Notes:
1 The final purchase price will depend on the final rental value of the asset at financial close. This is due to the centre still completing lettings which may change (albeit marginally) the purchase price of the asset.
2. Weighted retail and office, excluding impact of rental guarantee and lease pre-commitments.





3.4.9.5 German Office

Overview of Asset Class

The German office market is located within four core centres in Germany, being Frankfurt, Berlin, Munich and Hamburg, and two sub-centres, being Cologne and Stuttgart. Each centre features a different economic structure and a large variety of working sectors and potential tenants.

Assets supported by strong cash flows from creditworthy tenants will be targeted by the Joint Venture for long term investment. The acquisition of Cologne Technology Park follows this model.

Yields for prime transactions are in the order of 6%.

Until recently, the Cologne market consisted primarily of local and regional owner-occupiers. More recently, large companies have moved into the area providing increased demand for rental space and creditworthiness of leases resulting in lower risk for property owners. This trend has attracted new investors and institutions to the area. Cologne is now regarded by market commentators as a good investment location.

COLOGNE TECHNOLOGY PARK

This business park is located 5 km west of the City Centre of Cologne, Germany's fourth largest city by population after Berlin, Hamburg and Munich. Cologne is an important centre for a number of industries, including automobile and machine tool manufacture, retailing, insurance and the media. The chemical industry is also of significant importance. The City of Cologne is located approximately 25 km north of Bonn, on the Rhine River. It is a major route centre and is very well connected to all other parts of Germany by the motorway system and the high speed train network.

The Cologne Technology Park is a quality portfolio of office properties underpinned by long-term leases in a well situated office park developed by leading Cologne commercial developer, the Lammerting Group. The majority of the buildings were constructed or extensively redeveloped and renovated between 1998 and 2003 except the Mercedes Benz sales and administration centre, which is currently under construction with completion expected in the first quarter of 2006.

Cologne is one of a number of key European locations selected by Mercedes Benz to establish flagship sales showrooms.

Investment Strategy

The attraction of this asset is the long term leases from high quality tenants which will underpin the minimum returns for the base investment case. The Cologne business park offers future development opportunities that could be jointly developed with the Lammerting Group.

The other major owner of the property (58.7%) is a closed end fund managed by LHI Leasing Group, a 100% subsidiary of Norddeutsche Landesbank. Lammerting Industriebau AG, the previous vendor and the provider of the rent guarantee, will hold a share of approximately 5.3%. Lituro Beteiligungs GmbH, a Lammerting group company holds the remaining 6% interest in Narat GmbH. This means that the owners are well positioned to secure additional high quality tenants and enhance the returns from the asset. Babcock & Brown believes that the willingness of the Lammerting Group to provide such a long term lease guarantee covering the future leases is a strong demonstration of the potential of this property.

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs):	€67.5 million
Independent valuation:	€67.5 million
Initial yield (ungeared):	6.0%
Proposed Joint Venture ownership:	30%
Net lettable area:	97,482 sqm
Occupancy[1]:	81%

Lease guarantee:

For a maximum amount of €18 million for up to 10 years from the transfer of property (October 2004) provided by the previous vendors, Lammerting Industriebau AG and ITD Planungsgesellschaft fur Industrieimmobilien cbH & Co (as well as their owner, Mr Lammerting). This does not cover the Mercedes Benz building. This is supported by a bank guarantee of €7.5 million and shares of €2.5 million in LHI Leasing Group. Babcock & Brown's partner in this asset is LHI Leasing GmbH (100% owned by Norddeutsche Landesbank). The total investment volume of the LHI Group is €18.1 billion).

Notes 1 Excluding the impact of rental guarantee and lease pre-commitments.

Building	NLA (sqm)	Current Rent per sqm	Major Tenant	Major Tenant NLA (sqm)	Major Tenant Lease Term
Building 1: Neues Technologie Zentrum	19,792	€10.57	Federal Republic of Germany (Federal Office of Administration)	15,147	15 years, from 31 January 2003
Building 2: Mercedes Benz Centre	19,101	€21.81	Daimler Chrysler AG	19,101	20 years, from completion of building
Building 3: Maarweg Creativ Centre	23,134	€9.24	GEW RheinEnergie AG	7,502	4 years, from August 2003
Building 4: GAG Immobilien AG	4,476	€9.00	GAG Immobilien AG	4,476	15 years, from November 2003
Building 5: Ford Bank Building	17,804	€9.84	Ford Bank	17,804	5 years, from January 2004
Building 6: Dolphin Telecom GmbH	6,737	€11.06	Dolphin Telecom GmbH	4,505	5 years, from July 2002
Building 7: Betasystems	6,438	€10.60	Betasystems	2,310	10 years, from June 2003





3.4.9.6 Mixed Use

BERLIN MIXED USE (ANNENHOEFE)

Property Overview

This mixed residential and commercial property is located in a desirable residential and retail area in the centre of Berlin, Germany's capital and the largest city in the country, with a population of 3.4 million. Rental housing accommodation accounts for approximately 88% of the city's housing which is significantly above the national average of 59%.

Berlin is well connected to the rest of Germany by motorway connections, federal roads, high speed train network and three international airports with domestic and international connections. There is also a well developed public transport system within the city.

All buildings were constructed between 1998 and 2001 and are in very good condition. The property is located in a busy, urban environment, surrounded by other residential and commercial properties.

Investment Strategy

The attraction of this asset is that it has relatively new residential apartments with low vacancy. Babcock & Brown believes that the apartments as a stand alone investment will be attractive to institutional investors in the residential market.

The retail part is approximately 90% occupied. The office component has a significant vacancy (2,850 sqm, equal to 12.6% of total space of property). Babcock & Brown believes that the vacant space represents an opportunity to considerably increase the net income from the property, which would provide increased returns or the opportunity to sell at a significant profit.

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs):	€26.0 million
Independent valuation:	€26.4 million
Initial yield (ungeared)[1]:	6.4% pre maintenance 5.9% post maintenance
Proposed Joint Venture ownership:	100%
Total lettable area:	22,529 sqm, comprised of: Residential (219 units): 13,314 sqm Commercial: 9,215 sqm
Parking:	242 car spaces
Average size of units:	60.8 sqm
Occupancy[2]:	76%
Rent:	€7.9/sqm/month for apartments €11.2/sqm/month for commercial

Major tenants and leases:

The property has 45 retail and office tenants including Edeka Hypermarket, leasing until 2012 and Daimler Chrysler Services, leasing until 2007.

Notes 1 Yields are pre or post maintenance, modernisation and repairs and are at current levels of vacancy.
2. Weighted residential and commercial

Company - GPT RE Limited
File No 34819

 

BERLIN MIXED USE (GLIENICKE SPITZE)

Property Overview

This mixed use portfolio (encompassing residential, retail and commercial office uses) comprises five properties in three separate locations within the city of Berlin.

The largest part of the portfolio was built between 1999 and 2001 with construction costs of approximately €55 million (high quality residential housing complex with shopping centre). The remaining units were built between 1925 and 1928 and were modernised between 1992 and 1998 for €6 million.

Babcock & Brown is in advanced stages of negotiations on this property: refer to Section 3.4.9.

Investment Strategy

These apartments are excellent quality and offer a high standard of accommodation. With improved management, there is strong potential to reduce vacancy. Because of the quality of the apartments there is also potential to realise an uplift in value through selling to either tenants or private investors.

Key Statistics

Purchase price (for the proportion being acquired by the Joint Venture and excluding acquisition costs):	€42.0 million
Independent valuation:	€43.7 million
Initial yield (ungeared)[1]:	5.9% pre maintenance 5.3% post maintenance
Proposed Joint Venture ownership:	100%
Net lettable area:	33,901 sqm, comprised of: Residential (324 units): 26,896 sqm Commercial: 7,005 sqm
Parking:	471 car spaces
Average size of units:	83 sqm
Occupancy[2]:	92%
Rent:	€7.7/sqm/month (residential) €9.4/sqm/month (commercial)

Major tenants and leases:

Retail: Netto Supermarket, food suppliers, mixed retail, bowling centre

Office: Medical practices, architecture firm, engineering firm

Notes 1. Yields are pre or post maintenance, modernisation and repairs and are at current levels of vacancy.
2. Weighted residential and commercial.

3.4.10 Assets currently under consideration by the Joint Venture

The Joint Venture has identified a pipeline of future opportunities in Europe, as well as in the US and Australasia. Commercial negotiations with respect to these opportunities are currently in progress. For commercial confidentiality reasons, it is not possible to provide specific details. However, the assets are spread across the industrial, retail and residential sectors and in each case the Joint Venture considers that the opportunity is consistent with the investment strategy.

Asset classes under consideration include:

- major city portfolios (residential/retail/office);
- large format and neighbourhood retail; and
- light industrial.

In determining whether to proceed with these acquisitions, the Joint Venture will analyse each opportunity based on its current income profile with the aim that the existing profile will achieve the required returns with the potential for upside.

The Joint Venture will focus on selective trading of assets and recycling of capital, particularly once the Joint Venture is fully invested. It is expected that primary candidates for trading will be assets where the Joint Venture believes that a value uplift can be obtained as a result of market movements or where it believes that significant value has already been added by the Joint Venture through active management of the asset.

4

SECTION

How the Internalisation by Establishment works

4.1 WHEN WILL THE INTERNALISATION BY ESTABLISHMENT OCCUR?

The Internalisation by Establishment will be implemented if the **Internalisation by Establishment Resolutions** are approved. Each of the Internalisation by Establishment Resolutions, being the Loan Resolution and the Replacement Resolution, must be approved by at least 50% of votes cast by GPT Unitholders at the Meeting. If the Internalisation by Stapling Resolution is also approved, the Interest Free Loan described in Section 4.2 below and detailed in Section 11.3 will not take place.

4.2 WHAT ARE THE STEPS TO BE TAKEN TO IMPLEMENT THE INTERNALISATION BY ESTABLISHMENT?

In summary, the Internalisation by Establishment involves: (i) the replacement of GPT Management as responsible entity of GPT with New RE under section 601FL of the Corporations Act; (ii) the establishment of a management company within the GPT Group; and (iii) the making of the Interest Free Loan. New RE will be owned within the GPT structure for the benefit of GPT Unitholders, rather than "externally" owned as is GPT Management currently. There will be no change to the terms of your existing GPT Units, nor any change to the GPT Constitution, because of the Establishment.

The steps that will be undertaken to effect the Internalisation by Establishment, following approval by GPT Unitholders of the Internalisation by Establishment Resolutions, are as follows:

- GPT Management Holdings will acquire all the issued shares in New RE which will be the entity that will be the responsible entity of GPT. New RE is described in more detail in Section 4.4;
- GPT Management will be replaced as responsible entity of GPT by New RE;
- the shares in GPT Management Holdings are comprised of two classes: A class voting shares and B class income shares. 90% of the B class income shares in GPT Management Holdings will be held by the trustee of GPT Hotel Trust (a wholly-owned sub-trust of GPT) and 10% of the B class income shares will be held by the trustee of GPT Management Company Trust (the beneficiaries of which will be GPT Unitholders). This trustee will also hold 100% of the A class voting shares;
- New RE will assume the formal appointment as responsible entity of GPT; and
- GPT will provide GPT Management Company Trust with the Interest Free Loan to enable it to acquire the shares in GPT Management Holdings. (See Section 11.3).

4.3 HOW WILL INCOME BE DISTRIBUTED BY GPT AFTER THE INTERNALISATION BY ESTABLISHMENT?

GPT Unitholders will continue to receive distributions from GPT on a quarterly basis if the Internalisation by Establishment is approved. Further, GPT Unitholders may also receive trust distributions from GPT Management Company Trust.

Please refer to the Tax Report at Section 9 for information as to the taxation treatment of these distributions to GPT Unitholders.

4.4 INFORMATION ABOUT NEW RE

The new responsible entity of GPT will be New RE. GPT Management Holdings has entered into an agreement to purchase New RE from MIA Services Pty Limited (Subscription Agreement). See Section 12.6 for a summary of the Subscription Agreement. New RE has been offered an Australian Financial Services Licence by ASIC authorising it to act as a responsible entity of GPT. This offer is subject to a number of standard conditions and also a condition that the Internalisation is approved.

New RE currently has two responsible officers: James McNally and Brendan Howell. James McNally and Brendan Howell have worked in the funds management industry for 11 and 14 years respectively in a number of different capacities, and have significant experience with responsible entities and responsible officer roles. GPT intends to retain their services after New RE becomes the responsible entity of GPT for a transitional period of six months by entering into consultancy agreements with them. Under those agreements, each of James McNally and Brendan Howell is required to act as a responsible officer of New RE and, in that role, undertake all activities that a responsible officer would usually be required to undertake in order to ensure that New RE complies with its Australian Financial Services Licence.

The following senior staff of GPT Management have also been nominated by New RE to act as its responsible officers: Nic Lyons, Michael O'Brien, Kieran Pryke, James Coyne and Donna Byrne. Each of them has extensive experience in the property investment field.

In order to ensure that adequate and appropriately qualified staff continue to manage GPT's assets, it is intended that employees of GPT Management currently involved in GPT's operations will be employed by an entity within the restructured GPT and made available to New RE. New RE will replicate the current procedures and policies developed and implemented by GPT to ensure consistency of operations and a smooth transition. New RE's compliance framework will be adopted from GPT's existing compliance frameworks.

The board of New RE will be constituted with the existing GPT Board. In addition, Ian Martin, one additional independent director and Nic Lyons will become members of the New RE board. It is currently proposed that Peter Joseph, the Chairman of the GPT Board, will also be the Chairman of the board of New RE. New RE will also have an Audit and Risk Management Committee and a Nomination and Remuneration Committee. Each of these committees will be comprised of at least 50% independent directors and will replicate the committee charters and other relevant corporate governance documentation in place for GPT Management. Any change to the composition of the board of the New RE will require endorsement of Unitholders.

New RE will be required to maintain net tangible assets of at least $5 million and meet its cash flow and other financial requirements as part of its Australian Financial Services Licence. As New RE will be owned by GPT Management Holdings, these resources will be provided by GPT.

The transitional steps required for the operation of New RE following either the Internalisation by Establishment or Internalisation by Stapling, and the risks associated with this transitional phase, are outlined in Section 4.6.

4.5 INFORMATION ABOUT GPT MANAGEMENT HOLDINGS

GPT Management Holdings will own New RE prior to implementation of the Internalisation. The board of directors of GPT Management Holdings will initially comprise Peter Joseph, Ken Moss and Malcolm Latham. If the Internalisation by Establishment is approved, some or all of these directors will be replaced. However, if the Internalisation by Stapling occurs, the board of directors of GPT Management Holdings will be the same as the board of New RE.

4.6 THE TRANSITIONAL PERIOD

(a) Mandatory transition

The Corporations Act requires that an outgoing responsible entity procure the transfer, assignment and novation of all assets, contracts and rights of the relevant trust to the incoming responsible entity, and moreover to provide reasonable assistance to ensure the smooth transition of responsible entity. Accordingly, if the Internalisation is approved by GPT Unitholders, GPT Management, as a wholly-owned subsidiary of Lend Lease, will be required to, and New RE will be entitled to demand that GPT Management, effect and otherwise procure the smooth transition contemplated by the Corporations Act.

(b) Discussions with Lend Lease

GPT and Lend Lease have for some time been discussing the terms upon which Lend Lease might agree:

- to provide transitional services to New RE following the replacement of GPT Management; and
- otherwise assist and facilitate the handover of the responsible entity role,

in each case on the assumption that the Proposal proceeds and in addition to the obligations imposed upon GPT Management, as a wholly-owned subsidiary of Lend Lease, by the Corporations Act to effect and procure the smooth transition of responsible entity.

To that end, GPT and Lend Lease have been negotiating an agreement, called the "Asset Transfer and Facilitation Agreement", which may, if ultimately agreed with Lend Lease, provide for the following:

(i) the acquisition, licence or making available to GPT of facilities, intellectual property and other assets owned within the Lend Lease group of companies that are desirable for the efficient operation of GPT;

(ii) an agreement between GPT and Lend Lease as to those employees of the Lend Lease group whose employment should be offered by GPT to be transferred to New RE, and the facilitation of the transfer of those identified employees, should they elect to transfer;

(iii) the establishment of a "Facilitation Committee" with representatives of both Lend Lease and New RE, to oversee and advise on the transition of responsible entity;

(iv) the regulation of any contractual rights in relation to GPT's operations or assets arising from the change in responsible entity, including any property rights of pre-emption triggered by the change; and

(v) the delegation to New RE of the principal administrative functions of GPT Management in respect of the GPT Split Trust.

If Lend Lease and GPT are able to reach agreement on each of the principal matters described above, the "Asset Transfer and Facilitation Agreement" may provide for a payment to be made to Lend Lease of an amount of up to $45 million.

(c) Transition without Lend Lease co-operation

If Lend Lease and GPT are unable to agree the terms of the "Asset Transfer and Facilitation Agreement" described above, New RE will be required, in addition to the rights it has under the Corporations Act to demand smooth transition of responsible entity, to implement several transitional arrangements to ensure that it is able to operate efficiently post Proposal.

The key components of these transitional arrangements are as follows.

- **Staff** – Some risk may be presented by the ability of New RE to obtain all desired personnel, particularly if they are required to serve out notice periods on their contracts of employment. If this were to occur, certain desired personnel may not be available as employees of New RE for some of the transition period.
  However, key senior executives such as Nic Lyons (CEO), Michael O'Brien (Fund Manager), Kieran Pryke (CFO), James Coyne (Legal Counsel) and Donna Byrne (Investor Relations) have confirmed they will transfer their employment to New RE and expect to be available from the commencement of New RE's operation. Moreover, New RE has notified Lend Lease that it intends to make offers to a number of Lend Lease group employees who have worked principally, if not exclusively for GPT to date, and who GPT considers desirable to the continued success of GPT's operations. GPT has received positive indications of support from a large number of those employees, and expects that New RE will have a sufficient scale and experience in its team to be in a position efficiently and effectively to commence its operations as the independent responsible entity of GPT from the implementation of the Proposal.
- **Premises** – New RE will be located at one of GPT's existing office properties.
- **Support systems** – New RE will replicate existing information technology employed by GPT Management to operate GPT and will put in place supporting arrangements for those systems entering into contractual arrangements with external third party providers.
  New RE will need to obtain all relevant software licenses to ensure that software systems can be fully functional from the start of the transition period. GPT expects to obtain all necessary licences and systems required.
- **Service Providers** – GPT Management currently outsources a number of activities to service providers, such as a share registry, property managers and various valuation, legal, accounting and consultancy firms. With the exception of the management of the retail assets which GPT wholly owns, New RE will appoint the same or similarly qualified service providers.
- **Intellectual Property** – Trademarks currently held by GPT Management, as responsible entity will be transferred to New RE.
- **Accounting issues** – GPT Management has a small accounting team, consisting of only four people. The team performs accounting, tax and treasury functions. The main accounting system employed by GPT Management is CTI, which interacts with the property management systems and Microsoft Excel to produce the financial reports. There is a risk that the transition of accounting systems may complicate the disclosure of financial results for June 2005, though GPT believes this risk to be manageable.
- **Management of assets** – GPT will assume management of all the retail assets that it wholly owns after the Proposal is implemented. Lend Lease, the existing property manager of these assets, will remain as property manager for an interim period of up to 90 days. With respect to the jointly-owned retail assets (i.e. Macarthur, Sunshine and Erina), Lend Lease is expected to remain as property manager unless the Joint Venture partner (APPF) agrees to a change in property manager. Jones Lang Lasalle will remain as property manager for commercial and industrial assets currently managed by it. Westfield will take over the management of Woden and Penrith.
- **Insurances** – The transition of applicable insurance policies to New RE is anticipated to be undertaken without complication, and brokers have been engaged in discussions as to the procurement of new insurance policies for New RE.

(d) Transitional employee arrangements

The transfer of employees from the Lend Lease group to an internalised GPT will require offers to be made to the relevant employees that at least compensate them for, or maintain or match, the benefits and rights that have been accrued in their earlier employment within Lend Lease. Moreover, it is conceivable that special financial arrangements may need to be offered to select employees to procure their commitment to the Internalised GPT.

Accordingly, GPT has provided in its Internalisation budget sufficient financial flexibility to ensure that GPT is able to:

(i) offer appropriate compensation for, or to maintain or match, the accrued rights and entitlements of the transferring employees; and/or
(ii) in appropriate cases, to reach appropriate arrangements with particular employees to procure their support for, and employment by, the Internalised GPT.

As part of those arrangements, the GPT Independent Directors have resolved that employee retention arrangements may be offered to cover key employees who are either critical to the Internalisation process or to ensure that business as usual is maintained for those parts of GPT's operations which are significantly impacted by the Internalisation. No decision has yet been made to make such retention payments, nor the total quantum of funds which may be allocated to that programme, if any.

However, it is currently intended that any employees to whom such retention arrangements are offered must comply with GPT's requirements relating to certain matters, including achievement of performance targets and confidentiality.

Following Internalisation, the GPT Independent Directors will continue to assess its remuneration policies and provide an effective reward system that recognises critical roles, talented employees and strong performance, as well as fairly remunerating employees. This will be achieved through a market competitive base salary and, where appropriate, cash based short term incentives and long term incentives comprising selective grants of securities.

5

SECTION

How the Internalisation by Stapling works

5.1 WHEN WILL THE INTERNALISATION BY STAPLING OCCUR?

The Internalisation by Stapling will be implemented if the Internalisation by Stapling Resolution is approved by at least 75% of votes cast by GPT Unitholders at the Meeting.

5.2 WHAT ARE THE STEPS TO BE TAKEN TO IMPLEMENT THE INTERNALISATION BY STAPLING?

In summary, the Internalisation by Stapling involves the issue of a share in GPT Management Holdings Share to each GPT Unitholder, which share will be Stapled to a GPT Unit. That Stapling means that each GPT Unit will trade (buy or sell) together with the Stapled share in GPT Management Holdings, as a GPT Stapled Security. The Stapling is considered by your GPT Independent Directors to be a more attractive operational structure for GPT in the long term, compared with the structure resulting from the Internalisation by Establishment alone.

Under the Stapling, GPT Unitholders will come to hold GPT Stapled Securities – each of which will consist of one GPT Unit and one GPT Management Holdings Share – for the GPT Units they hold as at the Stapling Record Date. The number of GPT Stapled Securities that each GPT Unitholder will hold will be equal to the number of GPT Units held by them prior to the Stapling Record Date. Special considerations apply to Excluded Foreign Unitholders – see Section 13.

(a) The initial step to implement the Stapling will be a return of capital to GPT Unitholders of 15 cents per GPT Unit. This is referred to as the **Stapling Distribution**. GPT Unitholders will not physically receive the Stapling Distribution. Instead, GPT Unitholders authorise the New RE to apply the Stapling Distribution to subscribe for shares in GPT Management Holdings.

The amount of the Stapling Distribution has regard to:

- the funding requirements of GPT Management Holdings;
- GPT's funding requirements of the Joint Venture;
- the acquisition cost of GPT Management Holdings acquiring New RE; and
- the acquisition cost of GPT Management Holdings purchasing Voyages (see below).

The GPT Units and the GPT Management Holdings Shares will then be Stapled as described in Section 5.3. Application is being made to quote the GPT Stapled Securities on the ASX.

(b) In conjunction with the Stapling, GPT Hotel Management will acquire New RE, to act as the responsible entity of GPT pursuant to the Subscription Agreement. This will follow the replacement of GPT Management as the responsible entity of GPT following GPT Unitholder approval of the Internalisation by Establishment Resolutions.

(c) If the Stapling is approved, GPT Management Holdings will acquire, subject to agreement by the board of GPT Hotel Management, all of the shares in Voyages for market consideration from GPT Hotel Management.

(d) GPT Hotel Management will then be liquidated as it will have nominal assets.

5.3 STAPLING OF GPT UNITS TO GPT MANAGEMENT HOLDINGS SHARES

The Stapling will be achieved by Stapling GPT Units to GPT Management Holdings Shares to trade as a single GPT Stapled Security. The Stapling will require a series of amendments to the GPT Constitution.

GPT and GPT Management Holdings will continue to exist as separate legal entities. Holders of GPT Stapled Securities will hold GPT Units and GPT Management Holdings Shares.

However, the Stapling of GPT Units and GPT Management Holdings Shares means, among other things, that GPT Units and GPT Management Holdings Shares will trade as one security on the ASX and will not be able to be traded or dealt with separately. For example:

- a transfer of GPT Units can only occur if it is accompanied by a transfer of the same number of GPT Management Holdings Shares (and vice versa); and
- any issue, repurchase, capital reduction or redemption by GPT Management of GPT Units can only occur if matched by a corresponding issue, repurchase, capital reduction or redemption of the same number of GPT Management Holdings Shares by GPT Management Holdings (and vice versa).

Other features of the Stapling of GPT Units and GPT Management Holdings Shares are:

- GPT and GPT Management Holdings will operate essentially as a co-ordinated economic group;
- GPT and GPT Management Holdings will have identical investors with an identical proportionate interest in each entity;
- it is envisaged that the New RE and GPT Management Holdings will have the same directors;
- the GPT Constitution and the GPT Management Holdings Constitution (together with the Stapling Deed) will ensure that the affairs of each entity will be operated in a co-ordinated manner. For example, general meetings of GPT and GPT Management Holdings will be held concurrently or consecutively; and
- GPT Stapled Security holders will receive combined reports on GPT and GPT Management Holdings and one distribution and dividend cheque when a distribution and/or dividend is paid.

An overview of the key terms of the Stapling Deed is set out in Annexure D.

5.4 HOW WILL INCOME BE DISTRIBUTED AFTER THE INTERNALISATION BY STAPLING?

If the Stapling proceeds, GPT Stapled Security holders will receive trust distributions in relation to each of the GPT Units that they hold. Further, GPT Unitholders may also receive dividends from the shares that they hold in GPT Management Holdings.

Please refer to the Tax Report in Section 9 for information as to the taxation treatment of these distributions to GPT Stapled Security holders.

5.5 RIGHTS AND OBLIGATIONS OF THE GPT STAPLED SECURITY HOLDERS

The rights and obligations of GPT Stapled Security holders will be principally governed by the constitutions of GPT and GPT Management Holdings (as may apply from time to time).

The GPT Constitution will apply to the GPT Unit component of the GPT Stapled Security and the GPT Management Holdings Constitution will apply to the GPT Management Holdings Share component of the GPT Stapled Security. Overviews of the GPT Constitution and the GPT Management Holdings Constitution (as will apply immediately following implementation of the Stapling, if the Internalisation by Stapling is approved) are set out in Annexures A and B respectively.

The rights and obligations of GPT Stapled Security holders will also be affected by the Corporations Act, the Listing Rules and other laws which apply to GPT, GPT Management Holdings and GPT Stapled Security holders from time to time.

5.6 QUOTATION OF THE GPT STAPLED SECURITIES ON THE ASX

An application for admission of the GPT Management Holdings Shares to quotation on the ASX (as a component of GPT Stapled Securities consisting of GPT Management Holdings Shares and GPT Units trading together) will be made to the ASX within seven days after the date of this Explanatory Memorandum. If the Stapling proceeds, the GPT Stapled Securities will be quoted on the ASX. It is expected that normal trading in GPT Stapled Securities will commence on 20 June 2005. If only the Internalisation by Establishment proceeds, no application will be made and only the GPT Units will trade on the ASX.

5.7 BENEFITS OF INTERNALISATION BY STAPLING

While the Internalisation in its entirety can be implemented under the Internalisation by Establishment, your GPT Independent Directors consider that an Internalisation by Stapling is a more attractive structure for GPT in the long term. The reasons for this include the fact that GPT will be able to act more quickly and with less complicated transaction structuring when undertaking a broader range of property related activities under an Internalisation by Stapling compared with an Internalisation by Establishment. The Internalisation by Stapling therefore affords an even greater level of flexibility and is expected to lead to greater efficiencies in costs compared with an Internalisation by Establishment. Stapling is also a commonly used structure in Australia and provides a more widely accepted and understood financial reporting format.

6

SECTION

Financial information

6.1 INTRODUCTION

This Section includes the following financial information:

- summary Historical and Forecast distribution statements for GPT Stand Alone for the year ended 31 December 2004, six months ending 30 June 2005 and 31 December 2005 and the years ending 31 December 2005 and 31 December 2006, and for GPT post Proposal for the six months ending 31 December 2005 and the year ending 31 December 2006 assuming the Proposal is effective from 1 July 2005 (Consolidated Pro Forma Forecasts) (refer Section 6.2);
- the Consolidated Historical and Pro Forma Forecast statements of financial performance of GPT Stand Alone for the year ended 31 December 2004, the six months ending 30 June 2005 and 31 December 2005 and the years ending 31 December 2005 and 31 December 2006 (refer Section 6.3);
- the Consolidated Pro Forma Forecast statements of financial performance for the six months ending 31 December 2005 and the year ending 31 December 2006 (refer Section 6.4);
- the assumptions on which the historical and Pro Forma forecast statements of financial performance of GPT Stand Alone and the Consolidated Pro Forma Forecasts are based (refer Sections 6.3, 6.4 and 6.5);
- sensitivity analysis quantifying the impact of changes in certain key assumptions underlying the Consolidated Pro Forma Forecasts (refer Section 6.5). The presentation of the sensitivity analysis is not intended to be predictive of the likely range of outcomes;
- the statement of financial position of GPT Stand Alone as at 31 December 2004 and the consolidated pro forma statements of financial position of GPT post Proposal as at 31 December 2004 assuming the Proposal was effective as at that date (refer Section 6.6); and
- a summary of risk factors that could impact the financial performance of GPT (refer Section 6.9).

The financial information has been prepared in accordance with AGAAP, A-IFRS and the specific accounting policies discussed in Section 6.8. The financial information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

Section 6.7 details the key potential implications of adopting A-IFRS. GPT will report under A-IFRS for the first time in the year ending 31 December 2005.

The historical and forecast distribution statements and statements of financial performance for GPT Stand Alone and Consolidated Pro Forma Forecasts should be read together with the assumptions underlying their preparation as set out in Sections 6.3, 6.4 and 6.5, the Investigating Accountant's Report prepared by PricewaterhouseCoopers Securities Ltd in Section 7, the risk factors set out in Section 6.9 and other information contained in this Explanatory Memorandum. No party guarantees the future performance of GPT Stand Alone and GPT post Proposal.

In addition, the report prepared by Greenwoods & Freehills Pty Limited on the Australian taxation implications of the Establishment and the Stapling for a GPT Unitholder is included in the Tax Report in Section 9.

6.2 GPT STAND ALONE HISTORICAL AND PRO FORMA FORECAST STATEMENTS OF FINANCIAL PERFORMANCE AND DISTRIBUTION AND GPT POST PROPOSAL CONSOLIDATED PRO FORMA FORECASTS

(a) Basis of preparation

GPT Stand Alone

The GPT Stand Alone historical statement of financial performance and distribution has been extracted from the audited historical financial statements of GPT. PricewaterhouseCoopers as auditors of GPT issued an unqualified audit report in relation to the financial statements for the year ended 31 December 2004.

The pro forma GPT Stand Alone forecasts assume that the Proposal does not proceed and excludes "one-off items" including Proposal costs. These costs will impact GPT's statutory accounts forecast but they are not expected to reduce distributions as GPT expects to utilise its retained earnings and/or make a transfer from capital of an equivalent amount.

GPT post Proposal

Consolidated Pro Forma Forecasts are derived by amending GPT Stand Alone forecasts, assuming that the Internalisation by Establishment is effective from 1 July 2005 and reflects the following:

- the financial impact of the Internalisation of management;
- the financial impact of the Asset Sales; and
- the financial impact of participation in the Joint Venture.

The GPT post Proposal Consolidated Pro Forma Forecasts exclude "one-off items" including Proposal costs. Due to these costs, it is possible that distributions may be required to be secured from the capital of GPT. These costs will impact GPT's statutory accounts forecast but they are not expected to reduce distributions as GPT expects to utilise its retained earnings and/or make a transfer from capital of an equivalent amount.

The forecast financial information does not reflect the impact of the Stapling. The consequences of adopting the Stapling which are set out in Sections 6.4(a) and 6.6(b) are not material. The taxation consequences are also set out in the Tax Report in Section 9.

(b) Summary financial information

The table below sets out the forecast distributions arising should the Proposal not be approved (GPT Stand Alone) and the forecast distributions should the Proposal be approved (GPT post Proposal). These forecasts cover the six months ending 30 June 2005 and 31 December 2005 and the years ending 31 December 2005 and 31 December 2006. The forecast distribution statements assume that the Internalisation by Establishment is effective from 1 July 2005. The table also includes GPT Stand Alone's historical distribution for the year ended 31 December 2004.

	Year ended 31 Dec 2004	6 mths ending 30 June 2005	6 mths ending 31 Dec 2005	Year ending 31 Dec 2005[1]	Year ending 31 Dec 2006
GPT Stand Alone					
Distribution ($m)	444	230	232	462	476
Distribution per security (cents)	22.0	11.4	11.5	22.9	23.6
GPT post Proposal					
Distribution ($m)			262		554
Distribution per security (cents)			13.0		27.5

Note: 1 The impact of the Westfield Asset Sales on the tax deferred component of the GPT 2005 distribution is yet to be finalised.

If the Internalisation by Establishment is approved, the GPT post Proposal distribution will comprise a distribution on the underlying GPT Unit and a distribution on the underlying interest in GPT Management Company Trust. The distribution from GPT Management Company Trust will be a deemed dividend for taxation purposes.

If the Stapling is approved, the GPT post Proposal distribution per security will comprise a distribution on the underlying GPT Unit and a dividend on the underlying GPT Management Holdings Share. Previously, GPT Unitholders received only a trust distribution from GPT. Trust distributions and dividends are treated differently for taxation purposes.

GPT's distributions have historically included a tax deferred component. The quarterly distributions for the year ended 31 December 2004 included tax deferred components of between 41.2% and 48.6%. If the Proposal is approved, the taxable capital gain realised on Asset Sales will significantly reduce any further tax deferred components in the 2005 calendar year being included in GPT's distributions.

Details as to the manner in which the distributions to GPT Unitholders from the Internalisation will be taxed are provided in the Tax Report in Section 9.

6.3 GPT STAND ALONE HISTORICAL AND PRO FORMA FORECAST FINANCIAL INFORMATION

(a) Summary financial information

The table below sets out GPT Stand Alone historical statement of financial performance for the year ended 31 December 2004 and GPT Stand Alone pro forma forecast statements of financial performance for the six months ending 30 June 2005 and 31 December 2005 and the years ending 31 December 2005 and 31 December 2006 assuming the Proposal does not proceed:

	Pro Forma year ended 31 Dec 2004 actual $m	Pro Forma 6 mths ending 30 June 2005 forecast $m	Pro Forma 6 mths ending 31 Dec 2005 forecast $m	Pro Forma year ending 31 Dec 2005 forecast $m	Year ending 31 Dec 2006 forecast $m
Net property income[1]	595	320	331	651	704
Responsible entity fee[2]	(36)	(18)	(19)	(37)	(39)
Other expenses[3]	(6)	(3)	(3)	(6)	(6)
Earnings before interest and tax	553	299	309	608	659
Net interest expense	(111)	(69)	(77)	(146)	(183)
Net earnings after interest (AGAAP)	**442**	**230**	**232**	**462**	**476**
A-IFRS adjustments					
Movement in fair value of investment properties[6]	595	–	–	–	–
Movement in fair value of financial instruments	(12)	–	–	–	–
Net earnings after interest (A-IFRS)	**1,025**	**230**	**232**	**462**	**476**
Basic earnings per unit (cents) under AGAAP[4]	22.0	11.4	11.5	22.9	23.6
Basic earnings per unit (cents) under A-IFRS[4,5]	50.4	11.4	11.5	22.9	23.6

Notes:
1. Represents property income less property expenses, together with interest from joint venture investment arrangements and contributions from associates. Net property income for the year ended 31 December 2004 excludes profit on sale of investment property of $1 million
2. The fee is inclusive of performance fees where applicable.
3. Other expenses for the year ended 31 December 2004 excludes "one-off" costs associated with the Lend Lease merger proposal of $16 million.
4. Basic earnings per unit under A-GAAP and A-IFRS for the year ended 31 December 2004 excludes profit on sale of investment property of $1 million and "one-off" costs associated with the Lend Lease merger proposal of $16 million.
5. The presentation assumes that the GPT Constitution had been amended to remove the finite life conditions as part of the Constitution Amendment Resolution
6. Investment properties at fair value has two component parts: (1) land and buildings and (2) lease incentives. The lease incentives component is subject to amortisation over the term of the lease to which it relates. The forecast assumes that the fair value of the investment properties as a whole is unchanged throughout the forecast period. Therefore as the lease incentive component is amortised the allocation of fair value to the land and buildings component is increased by an equal amount. Therefore there is no net forecast impact on earnings. The lease incentive amortisation charge (and hence the reallocation of fair value to land and buildings) has been estimated at $19 million for the year ending 31 December 2005 and $25 million for the year ending 31 December 2006.

A reconciliation of the 2004 AGAAP net earnings to A-IFRS net earnings is shown above. The forecast net earnings after interest does not include future valuations of properties or movements in the market values of derivatives which will be included in net earnings following the introduction of A-IFRS as GPT does not believe there is any reasonable basis to make forecasts in relation to future capitalisation rates, property yields or general market conditions, all of which are outside its control. For these reasons, GPT is unable to accurately quantify the impact on the forecast financial information of these matters, reflecting, in particular, the potential volatility of property values. While the application of A-IFRS may introduce volatility into forecast financial information, this will not affect the cash flows from operations and hence the distribution paid to GPT Unitholders.

For the year ended 31 December 2005, estimated one-off costs of $40 million (including compensation costs to Babcock & Brown) in relation to the Proposal for the six months ending 30 June 2005 and the year ending 31 December 2005 are forecast to be incurred if the Proposal does not proceed. GPT expects that it would utilise its retained earnings and/or make a transfer from capital of an equivalent amount to ensure distributions in respect of these periods are not reduced. However, as a consequence, GPT Stand Alone's statutory forecast result will differ from the pro forma forecast. The statutory net earnings after interest are therefore forecast to be $422 million for the year ending 31 December 2005 assuming the Proposal does not proceed.

(b) Management discussion and analysis of historical and pro forma forecast performance of GPT

Discussion of financial results for the year ended 31 December 2004

Highlights for the year included:

- the redevelopment of the Melbourne Central retail complex opened in progressive stages throughout 2004, and the final Level 3 leisure and entertainment precinct is programmed for completion in September 2005;
- the expansion of Penrith Plaza shopping centre commenced in June 2004 and is expected to be completed in late 2005. The total cost is anticipated to be approximately $140 million (GPT's 50% share: $70 million assuming a 50% share of the centre is sold to Westfield);
- construction commenced in September 2004 on the $200 million (GPT's 50% share: $100 million) expansion of Macarthur Square. The first stage of the development is programmed for completion in late 2005 and the second stage in early 2006;
- the Sunshine Plaza joint venture arrangement was unwound on 30 September 2004 at a cost of approximately $56 million

which resulted in GPT and the co-owner, APPF, gaining free and clear title to the asset;

- stage one of the new National Australia Bank office development in Docklands, Melbourne, achieved practical completion in October 2003. Stage 2 achieved practical completion in May 2004. The total cost of the development was approximately $242 million;
- the Darling Park Tower 3, Sydney, development commenced in April 2004 and is expected to be completed by May 2006. The total cost of the development is anticipated to be approximately $228 million;
- in July 2004, GPT in conjunction with Voyages acquired P&O Australian Resorts. GPT's and Voyages' investment, including acquisition and project completion costs and working capital, is approximately $218 million;
- GPT issued $600 million 18 month, two and three year notes under its existing Medium Term Note programme. The proceeds from the issue of $600 million were used to retire short term debt and replace medium term notes which matured during the year; and
- In April 2004, GPT completed a placement of 67 million ordinary units to raise $203 million. The proceeds of the placement were used to pay down existing debt facilities and fund the development pipeline.

Discussion of pro forma forecast results for the period from 1 January 2005 to 31 December 2006

Highlights for the forecast period are expected to include the completion of:

- the final stage of the Melbourne Central retail complex;
- the expansion of Penrith Plaza shopping centre;
- the Macarthur Square expansion; and
- the Darling Park Tower 3.

(c) Assumptions used in the preparation of the GPT Stand Alone pro forma forecast financial performance

The key assumptions made in preparation of the GPT Stand Alone pro forma forecast financial performance for the years ending 31 December 2005 and 31 December 2006 are summarised below:

Net property income

Property income has been forecast based on existing leases and forecast future market rentals, including turnover rentals and other income where applicable. The forecast makes allowances (on an asset-by-asset basis) for delays in re-letting after leases expire. These delays and the rental levels assumed upon letting up have been forecast based on current market conditions and on GPT's knowledge of the markets in which it operates. Property expenses have been forecast based on existing contracts and assumptions relating to future costs.

The forecast assumes that there are no material defaults on leases during the forecast period.

Responsible Entity's fees

The base management fee payable by GPT is 0.40% per annum of gross assets plus a performance component. The performance component, if applicable, is 5% of GPT's outperformance compared to the LPT index. The total fee payable each six months is capped at 0.275% of GPT's gross assets.

No performance fees have been assumed to be paid during the forecast period. If a performance fee is payable it may impact distributions.

Interest expense

Interest expense is calculated at an average interest rate having consideration to GPT's cost of borrowings (inclusive of borrowing margins and fees), interest rate swap agreements in place and allowance for expected capital expenditure which will be funded through existing undrawn debt facilities. The average effective rate for debt facilities used in the forecast is 6.2%.

Borrowing costs associated with investment properties under development are capitalised into the carrying value of the properties.

Transaction costs

Costs associated with the Proposal have not been included in the GPT Stand Alone pro forma forecasts. Regardless of whether the Proposal proceeds, GPT's transaction costs of approximately $40 million will be expensed and hence reflected in GPT's statutory accounts forecast. However, this is not expected to reduce distributions as GPT expects to utilise its retained earnings and/or make a transfer from capital of an equivalent amount. The Proposal costs comprise amounts payable to financial, legal and taxation advisers, investigating accountants, GPT Independent Expert and compensation costs.

Exchange rates

GPT has no current exposure to foreign exchange rate movements and no forecast exposure is assumed.

Distribution reinvestment plan

The pro forma forecasts assume that the plan will not be re-activated in the forecast period.

Future activities

The pro forma forecasts assume no material acquisitions or disposals of assets and no new equity issues during the forecast period. However, during the forecast period, property acquisitions, sales or capital raisings may be considered. Such property acquisitions, sales or capital raisings may have an impact on future earnings and distributions.

Carrying value of assets

It is assumed there is no material impairment to the carrying value of any existing GPT assets in the forecast period.

6.4 CONSOLIDATED PRO FORMA FORECASTS

(a) Summary financial information

The table below sets out Pro Forma forecast financial information for GPT Stand Alone and Consolidated Pro Forma Forecasts for GPT post Proposal. The pro forma forecasts assume that the Proposal is effective from 1 July 2005.

	Pro Forma six months ending 31 Dec 2005[1] forecast $m	Year ending 31 Dec 2006 forecast $m
GPT Stand Alone Pro Forma Forecasts (A-IFRS)		
Net earnings after interest pre Proposal	232	476
Impact of Proposal:		
– Internalisation savings	9	19
– Asset Sales to Westfield	1	4
– Investment in Joint Venture[2,4]	20	55
Overall impact[3]	30	78
Consolidated Pro Forma Earnings Forecasts post Proposal[1]	**262**	**554**
Basic earnings per security (cents) under A-IFRS	13.0	27.5

Notes:
1 The date on which the Internalisation becomes effective is proposed to be 10 June 2005. Any net earnings impact of the Proposal between 10 June 2005 and 30 June 2005 will be included in the 30 June 2005 distribution.
2. The Consolidated Pro Forma Forecasts assume that no write downs are required to the carrying value of GPT's investment in the Joint Venture. If such a write-down is required, GPT has determined that there will be an equivalent amount transferred from retained earnings or capital such that distributions will not be impacted.
3. GPT's post Proposal earnings exclude estimated one-off costs of $50 million in relation to the Proposal which are forecast to be incurred if the Proposal proceeds ($40 million will be incurred irrespective of whether the Proposal proceeds). GPT expects that it would utilise retained earnings and/or make a transfer from capital of an equivalent amount to ensure distributions are not reduced. The statutory forecast result for the year ending 31 December 2005 will differ from the Pro Forma Forecasts. The statutory forecast result for the year ending 31 December 2005 assuming the Proposal proceeds is $442 million.
4 During the six months ending 31 December 2005 and the year ending 31 December 2006, the return from the investment in the Joint Venture is subject to the Babcock & Brown Underwriting. The key terms of the Babcock & Brown Underwriting are set out in Section 3.4.3. The Babcock & Brown Underwriting will not be available outside the forecast period.

If the Stapling is approved, GPT Management Holdings will acquire, subject to agreement by the board of GPT Hotel Management, all of the shares in Voyages for market value consideration from GPT Hotel Management. Therefore, Voyages will be consolidated within GPT. The impact of this is not forecast to be material to GPT's statement of financial performance.

(b) Management discussion and analysis of consolidated pro forma forecasts

Highlights for the forecast period include:

- The receipt of the net proceeds from the Asset Sales and net draw down of borrowings to fund the investment in the Joint Venture effective 1 July 2005.
- Contribution from the Joint Venture from 1 July 2005.
- Impact of Internalisation savings from 1 July 2005.
- Completion of the final stage of the Melbourne Central retail complex. The Level 3 leisure and entertainment precinct is programmed for completion in September 2005.
- Completion of the Penrith Plaza shopping centre expansion in late 2005.
- The first stage of the Macarthur Square expansion is scheduled for completion in late 2005 with the second stage due for completion in early 2006.
- The Darling Park Tower 3 is expected to be completed by May 2006.

(c) Assumptions regarding the Internalisation

A saving of approximately $20 million has been assumed compared with GPT Stand Alone. This is a result of moving from a fee for service paid to Lend Lease to directly employing the management team. The Pro Forma forecasts allow for resourcing of the GPT management team to the same level as currently exists. The forecast transaction costs include allowance for the establishment of new offices and business infrastructure.
No allowance has been made for a payment to Lend Lease to acquire the management business.

(d) Assumptions for the impact of the Joint Venture

(i) Seed Assets

The key assumptions made in relation to the Seed Assets of the Joint Venture for the half year ending 31 December 2005 and the year ending 31 December 2006 are summarised below:

Net property income

Property income has been forecast based upon existing leases and forecast future market net cash rentals, including turnover rentals and other income where applicable. Property expenses have been

forecast based upon existing contracts and assumptions for future costs. The forecast assumes that there are no material defaults on leases during the forecast period.

Interest expense
Interest expense is calculated at specific interest rates having consideration to the cost of borrowings (inclusive of borrowing margins and fees), overall gearing versus underlying asset value and interest rate swap agreements. The average effective euro interest rate for debt facilities used in the forecast is 4.1%.

Borrowing costs associated with investment properties under development are capitalised into the carrying value of the properties.

Gearing
It is forecast that the gearing level across the portfolio will be an average of approximately 70% of the fair market value of the assets. However, gearing levels on individual assets may vary in an attempt to optimise banking terms.

Capital expenditure
The expenses contained in the calculation of net property income include applicable provisions for ongoing repairs, maintenance and modernisation. In addition, the Joint Venture forecast includes an additional allowance for capital expenditure of €5 million per annum across the portfolio.

Taxation
The various property holding entities will pay local host country taxes at applicable domestic tax rates in the country in which individual properties are located. Taxes are calculated with regard to specific legislation and tax practice for the specific holding vehicles in the applicable host country.

Transaction costs
The transaction costs for the Joint Venture property include third party consultant costs, banking fees, and local statutory fees as applicable to individual property acquisitions. In total, they equal approximately 4% of overall portfolio value and are capitalised into the carrying value of the properties.

Exchange rates
The initial exchange rate is assumed to be 0.6 euro to one Australian dollar.

Future activities
The Joint Venture may consider further acquisitions or disposals of assets over the forecast period, as appropriate. Such acquisitions or disposals are not included in the Pro Forma forecast but may have an impact on future earnings and distributions.

Carrying value of assets
It is assumed there is no material impairment or increase in the carrying value of any Seed Asset of the Joint Venture in the forecast period.

(ii) Babcock & Brown Underwriting
The Babcock & Brown Underwriting will apply to the extent that the pipeline of investment opportunities is not achieved in the forecast period to 31 December 2006 to produce an increase in GPT's distributions per security of 1.0 cent in the six months ending 31 December 2005 and 2.75 cents in the year ending 31 December 2006.

6.5 GENERAL ASSUMPTIONS USED IN THE PREPARATION OF THE PRO FORMA FORECAST FINANCIAL INFORMATION

(a) Accounting standards

The pro forma forecast financial information in this Section has been prepared in accordance with Australian Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act.

It has been assumed that there will be no changes in Australian Accounting Standards during the years ending 31 December 2005 and 31 December 2006 which will have a material impact on the performance and position of GPT.

It has been assumed that the GPT Constitution has been amended to remove the finite life conditions as part of the Constitution Amendment Resolution.

(b) Legislation

It is assumed that there will be no changes in federal, state or local government laws, regulations or policies in the jurisdictions in which GPT operates following the Proposal that will have a material impact on the financial performance or financial position of GPT.

(c) Litigation

It has been assumed there will be no new material litigation or legal settlements.

(d) Political environment

It has been assumed that that there will be no adverse changes in the prevailing political conditions in regions in which GPT operates post Proposal.

(e) Continuity of operations

It has been assumed there will be no significant disruption to the operations of GPT during the forecast period.

(f) Sensitivity analysis

As indicated in Section 6.3, the Consolidated Pro Forma Forecasts may not be met for a variety of reasons. A number of risks that could impact the forecast results of GPT are summarised in Section 6.9.

(g) General sensitivities

The table below details the estimated sensitivity of the Consolidated Pro Forma Forecasts (on an annualised basis) to changes in certain assumptions. Movement in other assumptions may offset or compound any one variable beyond the extent shown.

	Net earnings after interest 2005 $m	Net earnings after interest 2006 $m
Impact of movement in interest rates of 0.5% per annum on unhedged finance charges[1]	4	4
Movement in office let up assumptions of one month	2	2
5% reduction in the net property income of the Seed Assets[2]	1	2

Notes: 1. Impact of change on forecast taking into account GPT's hedge positions.
2. Impact from 1 July 2005 only.

The above sensitivities on interest rates and office let up assumptions apply equally to both favourable and unfavourable movements in the assumptions. The sensitivity on Joint Venture net property income applies only to a reduction in Joint Venture net property income of the Seed Assets due to operation of the Babcock & Brown Underwriting.

The above table illustrates the impact of a movement in interest rates on the unhedged portion of GPT's debt. Any change in interest rates is likely to have a greater impact on future years where GPT's debt is hedged to a lesser extent. Given GPT's extensive property interests, any movement in interest rates may also impact underlying earnings before interest and asset valuations.

6.6 GPT STAND ALONE HISTORICAL AND CONSOLIDATED PRO FORMA STATEMENTS OF FINANCIAL POSITION

(a) Basis of preparation of the statements of financial position

The AGAAP GPT Stand Alone statement of financial position as at 31 December 2004 has been extracted from the audited financial statements without adjustment.

The consolidated pro forma statements of financial position as at 31 December 2004 have been compiled on both an AGAAP and A-IFRS basis on the assumption that the Proposal is effective on 31 December 2004. The adjustments made to the GPT post Proposal statements of financial position include the following:

- the Asset Sales for net proceeds of $736 million (gross proceeds of $744 million less vendor stamp duty of $8 million), the carrying value of these assets at 31 December 2004 being $735 million;
- the investment in the Joint Venture of $900 million;
- the write-off of $50 million in forecast transaction costs;
- the draw down of a net $214 million in borrowings to fund those transactions; and
- the assumption that the GPT Constitution has been amended to remove the finite life condition as reflected in the Constitution Amendment Resolution, thereby maintaining the classification of unitholders' funds as equity.

The A-IFRS GPT post Proposal pro forma statement of financial position as at 31 December 2004 reflects:

- the transfer of the AGAAP asset revaluation reserve to retained earnings ($1,502 million);
- the reversal of the transfer from asset revaluations reserve to retained earnings which occurred during the year ended 30 December 2004 ($16 million);
- the recognition of the fair value of financial instruments ($26 million in liabilities and $11 million in assets);
- the recognition of borrowings net of issue costs ($2 million); and
- the amortisation of lease incentives and an assessment of the fair value of investment properties subsequent to amortisation ($67 million).

(b) Statements of financial position

The table below sets out the audited GPT Stand Alone statement of financial position and the GPT post Proposal consolidated pro forma statements of financial position as at 31 December 2004:

	AGAAP GPT Stand Alone Audited 31 Dec 2004 $m	AGAAP GPT post Proposal pro forma 31 Dec 2004 $m	A-IFRS GPT post Proposal pro forma[1] 31 Dec 2004 $m
Current assets			
Cash	51	51	51
Receivables	59	59	70
Other investments	13	13	11
Total current assets	**123**	**123**	**132**
Non-current assets			
Investments in associates	12	12	12
Investment properties	8,866	8,131	8,131
Investment in Joint Venture	–	900	900
Other	96	96	96
Total non-current assets	**8,974**	**9,139**	**9,139**
Total assets	**9,097**	**9,262**	**9,271**
Current liabilities			
Payables	192	192	218
Interest bearing liabilities	1,072	386	386
Other	113	113	113
Total current liabilities	**1,377**	**691**	**717**
Non-current liabilities			
Interest bearing liabilities	1,627	2,527	2,525
Total non-current liabilities	**1,627**	**2,527**	**2,525**
Total liabilities	**3,004**	**3,218**	**3,242**
Net assets	**6,093**	**6,044**	**6,029**
Equity			
Contributed equity	4,598	4,598	4,598
Reserves	1,486	1,437	–
Retained earnings	9	9	1,431
Total equity	**6,093**	**6,044**	**6,029**
Gearing			
Net debt to total tangible assets (excluding cash) – %	29.3%	31.1%	31.0%
Total debt to total tangible assets – %	**29.7%**	**31.5%**	**31.4%**

Note: 1. The A-IFRS category disclosures are not technically compliant with A-IFRS but aim to provide the estimated impact of the transition from AGAAP to A-IFRS on AGAAP category components.

If the Stapling is approved GPT Management Holdings will acquire, subject to agreement by the board of GPT Hotel Management, all of the shares in Voyages for market value consideration from GPT Hotel Management. Therefore, Voyages will be consolidated within GPT. The impact of this is not forecast to be material to GPT's statement of financial position.

(c) Notes to the statements of financial position

Movement in retained earnings post Proposal

Set out below is the movement in retained earnings for GPT for the year ended 31 December 2004 showing the estimated impact of the transition from AGAAP to A-IFRS on retained earnings.

	Year ended 31 Dec 2004 $m
GPT Stand Alone Net earnings after interest (AGAAP)[1]	426
A-IFRS adjustments:	
Movement in fair value of investment properties	595
Movement in fair value of financial instrument	(12)
GPT – post Proposal Net earnings after interest (A-IFRS)	1,009
Undistributed earnings at the beginning of the period	9
Opening retained earnings A-IFRS adjustments	903
Transfer from equity	3
Total available for distribution	1,924
Distribution	(444)
Undistributed earnings at the end of the period (A-IFRS)	1,480
Securities on issue (millions)	2,017
Distribution per security (cents)	22.0

Note: 1 GPT Stand Alone Net earnings after interest (AGAAP) for the year ended 31 December 2004 includes profit on sale of investment property of $1 million and "one-off" costs associated with the Lend Lease merger proposal of $16 million.

Clawback arrangements

In respect of the Babcock & Brown Underwriting, if GPT achieves income growth from the Joint Venture between 2006 and 2011 which exceeds certain thresholds (averaging 18% growth), Babcock & Brown will be entitled to a repayment of part or all of any net Babcock & Brown Underwriting previously paid (plus interest at Babcock & Brown's weighted average cost of debt at the time the payment was made) by way of special distribution from the Joint Venture (or the applicable Joint Venture Vehicle).

Commitments

As at 31 December 2004, GPT had contractual commitments for capital expenditure of $393 million of which $322 million were due within one year. Should the Proposal proceed GPT will be contractually committed to subscribe $900 million to the Joint Venture with Babcock & Brown, $700 million by way of preferred capital and $200 million by way of equity.

(d) Debt maturity

GPT's existing debt comprises primarily a mixture of bank loans and capital market issuances. The maturity profile of the debt of GPT Stand Alone and post Proposal is summarised below:

Maturity (at 31 December 2004)	Stand Alone Amount $m	Post Proposal Amount $m
Due within one year	1,072	386
Due one to five years	1,290	2,190
Due six to 10 years	212	212
Due after 10 years	125	125
Total	2,699	2,913

GPT anticipates that its future debt refinancing requirements will be satisfied through capital markets issuance and existing and new bank facilities. The mix of bank and capital market facilities will be determined by management taking into account market conditions at the time of refinancing.

(e) Refinancing arrangements

GPT is currently negotiating a new debt facility that will be used in conjunction with financing its obligations to the Joint Venture. It is expected that the new facility will have terms similar to its existing debt facility.

(f) Foreign exchange management

GPT will finance its investment into the European assets in euro: this will provide a natural hedge by matching the asset currency and borrowing currency to ensure that NTA volatility is minimised. As a result, the Preferred Coupon will be equivalent to a return of 9% in Australia on the Australian dollar value of its Preferred Capital contribution. However, to assist in effectively mitigating the risks of foreign currency fluctuations, the actual coupon paid to GPT will be a margin of 300 basis points above the three year European swap rate at the time of contribution of the Preferred Capital. For the Seed Assets, this is likely to be approximately equal to 6.0%, subject to the three year European swap rate at the date of implementation.

If the Proposal is approved GPT will implement a foreign currency economic hedging strategy for anticipated offshore earnings being repatriated to Australia. Currency hedging will be within the following parameters:

Income within one year – 90 to 100% hedged;
Income within one to two years – 80 to 100% hedged;
Income within two to three years – 70 to 90% hedged; and
Income within three to five years – 80% hedged.

(g) Credit rating

Following the announcement of the Proposal, Standard & Poor's placed GPT's rating on CreditWatch negative implications. The review is likely to lead to a change in GPT's long term credit rating from A+ to A– or BBB+, which may affect GPT's cost of debt. Standard & Poor's will update the CreditWatch placements once it determines a definitive expected rating outcome on GPT post Proposal.

Ratings are statements of opinion, not statements of fact or recommendations to buy, hold or sell any securities. Ratings may be changed, withdrawn or suspended at any time. In Australia, credit ratings are assigned by Standard & Poor's (Australia) Pty Limited, which does not hold an Australian financial services licence under the Corporations Act.

6.7 INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) Introduction

The financial information presented in this Explanatory Memorandum that is referred to as being presented on an A-IFRS basis reflects the current interpretation of the standards made applicable for periods beginning on or after 1 January 2005.

The Financial Reporting Council endorsed the adoption of A-IFRS, as issued by the AASB, by all Australian reporting entities for reporting periods commencing on or after 1 January 2005.

As a result, GPT will be required to present its financial statements in accordance with A-IFRS, as issued by the AASB, for the financial year commencing 1 January 2005, including the interim financial report for the half year ending 30 June 2005 and the annual financial report for the year ending 31 December 2005.

The comparative financial statements for each of these periods will also be required to be restated using A-IFRS, as issued by the AASB. In order to restate the comparative information, retained earnings at 1 January 2004 will be adjusted to include the changes necessary to transition to A-IFRS.

A-IFRS and their related interpretation may change between the issue date of this Explanatory Memorandum and the issuance of GPT's first set of A-IFRS financial statements (half year accounts to 30 June 2005). The regulatory bodies that promulgate AGAAP and A-IFRS have significant ongoing projects that could affect the differences between AGAAP and A-IFRS described in Section 6.7(b) and the impact of these differences relative to GPT's forecast results. Accordingly, there can be no assurances provided that the financial information as disclosed in this Explanatory Memorandum would not be materially different in accordance with changes to A-IFRS.

The conversion to A-IFRS is likely to result in an increased volatility in reported future earnings. This is due to a significant shift in accounting standards, with Investment Properties held at fair value having revaluation increments and decrements booked through the statements of financial performance (versus asset revaluation reserve under AGAAP). This change is not unique to GPT.

(b) Current Implications of A-IFRS

The key current implications of the conversion to A-IFRS on GPT are summarised below:

Investment properties *Initial impact on retained earnings at 1 January 2004* *Volatility in future earnings*	Investment properties will continue to be measured at fair value, however, movements in fair value will be recognised in the Statement of Financial Performance instead of being recorded directly in equity. Certain real estate investments currently classed as investment property, such as properties under construction, may not meet the A-IFRS definition of investment property. Therefore, a separate class of assets may be shown on the Statement of Financial Position.
Lease incentives *Initial impact on retained earnings at 1 January 2004* *Will change the timing on the recognition of lease rental income*	GPT will recognise the aggregate cost of incentives in the form of cash, rent free periods or fitout as a reduction of rental income over the lease term on a straight line basis unless another systematic basis is representative of the time pattern over which the benefit of the leased asset is diminished.
Lease rental income *Initial impact on retained earnings at 1 January 2004* *Will change the timing on the recognition of lease rental income*	GPT may be required to recognise rental income under leases which contain fixed increases (even if those fixed increases are a proxy for CPI) on a straight line basis unless another systematic basis is representative of the time pattern over which the benefit of the leased asset is diminished.
Units on issue *Initial impact on balance sheet at 1 January 2004* *Units may be reclassified as debt*	Units on issue may be classed as debt under the new definition of financial liability. This arises because GPT has a fixed life of 80 years from the date of establishment under its trust deed even though that life can be extended. The Constitution Amendment Resolution will address this issue. Information in the Explanatory Memorandum has been prepared assuming units on issue are classified as equity.
Hedging *Initial impact on retained earnings at 1 January 2004* *Volatility in future earnings* *New assets and liabilities recognised*	GPT currently uses derivative contracts to economically hedge exposures to interest rates. Under Australian GAAP, all derivative contracts were accounted for as hedges. Under A-IFRS changes in the fair value of derivatives are recognised in the statement of financial performance. Under A-IFRS, all derivative contracts, whether used for hedging purposes or not, will be required to be carried on the statement of financial position at fair value. For derivative contracts that do not qualify for hedge accounting, GPT will be required to recognise any subsequent changes in fair value in the statement of financial performance. In order to qualify for hedge accounting strict requirements over hedge designation, documentation and effectiveness must be satisfied. Derivative contracts that qualify for hedge accounting will be accounted for as cash flow or fair value hedges. Cash flow hedges are measured at fair value with changes in fair value recorded in equity, to the extent that the hedge is deemed effective, until the hedged transaction occurs. Any ineffective portion is recorded in the statement of financial performance immediately. Fair value hedges are measured at fair value with changes in fair value recorded in the statement of financial performance. Any offsetting changes in fair value of the designated hedged item are also recorded in the statement of financial performance.
Equity based compensation benefits *Impact if an equity based compensation scheme is adopted post Proposal* *Additional expense*	Under A-IFRS equity based compensation to employees will be recognised as an expense in respect of the services received, based on fair value calculation. Under Australian GAAP such expenses would not have been recognised.
Accounting policies	Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

6.8 ACCOUNTING POLICIES

The significant accounting policies that have been adopted in the preparation of the A-IFRS financial information are outlined below. GPT's AGAAP accounting policies are disclosed in GPT's financial report for the year ended 31 December 2004.

Summary of principal accounting policies

(a) Basis of preparation

The financial information has been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of current assets except to the extent that Investment Properties and derivatives have been recognised at fair value.

Basis of consolidation

The GPT consolidation comprises all entities controlled by GPT.

The balances, and effects of transactions, between controlled entities included in the financial information, have been eliminated.

(b) Revenue – rental income

Rental income from operating leases is recognised in income on a straight line basis over the lease term.

(c) Revenue – dividends/distributions

Dividends and distributions are recognised when declared.

(d) Taxation

Under current tax legislation GPT is not liable for income tax provided GPT Unitholders are presently entitled to all of the distributable income of GPT each year.

(e) Investment properties

GPT's compliance plan requires that all trust investment properties be externally valued at intervals of not more than three years and that such valuations be reflected in the financial report of GPT. GPT will assess the fair value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act and the GPT Constitution, or earlier where there may be a material change in the carrying value of the property.

Changes in the fair value of investment properties are recorded in the statement of financial performance.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Australian Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

(f) Lease incentives

Incentives provided to the lessee to enter into an operating lease are amortised over the term of the lease as a reduction of rental income. The carrying amount of the lease incentives is reflected in the fair value of investment properties.

(g) Associates

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in GPT's consolidated statement of financial performance and consolidated reserves respectively.

Distributions and dividends from associates represent a return of GPT's investment and as such are applied as a reduction to the carrying value of the investment.

Investments in associates are ultimately brought to account at their net tangible asset backing at the end of each quarter.

(h) Joint Venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

GPT's share of joint venture entities' net profit or loss after tax is recognised in the consolidated statement of financial performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(i) Foreign currency

Foreign currency transactions are converted to Australian dollars, being the functional and presentation currency of GPT, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of financial performance.

All other non-monetary assets and liabilities denominated in foreign currency, are converted at rates of exchange at reporting date and resulting foreign currency gains and losses are taken to the statement of financial performance in the period in which they arise.

Where forward foreign exchange contracts are entered into to cover any anticipated excesses of revenue less expenses within foreign joint venture entities, they are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains

and losses are taken to the statement of financial performance. Where they relate to the current period they are considered realised gains and losses. Where they relate to future periods, they are considered unrealised gains and losses.

(j) Interest bearing loans and liabilities

Interest bearing loans and liabilities are reported at cost, being the fair value of the consideration received net of issue costs associated with the borrowings.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective rate method. Amortised cost is calculated by taking into account any issue costs, and discount or premium on settlement.

Gains and losses are recognised in the statement of financial performance when the liabilities are de-recognised and as well as through the amortisation process.

(k) Derivatives

GPT is exposed to changes in interest rates and foreign exchange rates and uses interest rate swaps, forward rate agreements, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks. Such derivative financial instruments are carried on the statement of financial position at fair value. Changes in fair value are recognised in the statement of financial performance.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period.

(l) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, interest receipts and payments under interest rate swaps agreements and foreign exchange differences net of hedged amounts on borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Borrowing costs are capitalised using a weighted average interest rate.

6.9 RISK FACTORS

There are a number of factors which may have an impact on the future performance of GPT on a GPT Stand Alone basis and GPT post Proposal. Investors should be aware that there are a number of risks associated with investing in both property related businesses and stock market listed securities. The future level of income distributions to investors, the value of GPT's businesses and assets, and the market value of its securities may be influenced by any of these risk factors. While the assumptions made in the preparation of the Consolidated Pro Forma Forecasts are considered by the GPT Directors or GPT Independent Directors to be reasonable, there are a number of risks and uncertainties that may affect the achievement of these forecasts, many of which are beyond the control of GPT Directors and would impact on the financial performance of GPT and the value of its securities.

A number of risk factors that may impact the future financial performance of GPT, the industries in which GPT operates, and the price at which securities may trade, are summarised below. Each of the factors below are applicable not only to GPT Stand Alone but also to GPT post Proposal, especially with respect to the Joint Venture. This does not purport to be an exhaustive list of all the risk factors that may impact the future financial performance of GPT Stand Alone or GPT post Proposal.

(a) General business risks

- **General economic conditions** – Changes in prevailing economic conditions in Australia and other locations where GPT or the Joint Venture operate will impact (either favourably or unfavourably) on GPT's businesses, and possibly the market price of securities. Relevant economic factors will include changes in interest rates and inflation, changes in gross domestic product and economic growth, employment levels and consumer spending, consumer and investment sentiment and property market volatility.
- **Property markets** – GPT's and the Joint Venture's earnings will be subject to the prevailing property market conditions in the countries and sectors where GPT and the Joint Venture operate. Increases in supply (or falls in demand) or adverse changes in prevailing market sentiment in any of the sectors of the property market in which GPT operates or invests may adversely affect earnings. These factors may adversely affect the value of and returns generated from property investments from time to time, and may influence the acquisition of properties, and the carrying value of properties.
- **Land values** – Events may occur from time to time that affect the value of land or development costs which may then impact the financial returns generated from particular property related investments, businesses or projects. For example, unanticipated environmental issues, land resumptions and major infrastructure requirements may impact on future earnings of GPT.
- **Funding** – The property investment and development sector is highly capital intensive. The ability of GPT to raise funds (equity or debt), whether for GPT or the Joint Venture, on acceptable terms will depend on a number of factors including capital market conditions, general economic and political conditions, GPT's performance, and credit availability. Changes in the cost of current and future borrowings and equity raisings may impact the earnings of GPT, and impact the availability of funding for new projects or increase refinancing risks as debt facilities mature.

  GPT accesses and utilises both the bank and debt markets for debt funding. Maintenance of a strong credit rating should provide GPT continued access to both these markets. Any downgrading of GPT's credit rating may increase overall debt

funding costs and adversely affect GPT's access to debt funding and the terms on which that funding is offered.

- **Regulatory issues and changes in law** – GPT and the Joint Venture will be subject to the usual business risk that there may be changes in laws that have an adverse impact on financial performance (such as by directly or indirectly reducing income or increasing costs). Depending on the nature of changes, the impact could (but not always) be limited to the value of returns generated from particular property investments or development and construction projects or business units operating in those jurisdictions. For example, there could be changes in retail tenancy laws which limit the recovery of property outgoings and changes or increases in real estate taxes which cannot be recovered as outgoings from tenants or changes in environmental laws that require capital expenditure.
- **Taxation** – Changes in tax law (including in goods and services taxes and stamp duties), or changes in the way taxation laws are interpreted in the various jurisdictions in which GPT and the Joint Venture operate, may impact the future tax liabilities of GPT. Under current income tax legislation, GPT is generally not liable for Australian income tax, including CGT, provided GPT distributes all of its taxable income. Should the actions or activities of GPT cause the trust to fall within the operative provisions of Division 6B or 6C of the Income Tax Assessment Act 1936 (Cth), the trust may be taxed on its net income at a rate which is currently equivalent to the corporate income tax rate of 30%. It is the intention of GPT Directors that GPT will be managed so that neither Division 6B nor 6C will apply. The consequences of adopting the Internalisation by Stapling have been spelt out in a number of recent ATO rulings and are well established. The consequences of adopting the Internalisation by Establishment are less well defined, but based on advice received and the approach adopted in ATO rulings on the Voyages structure, it is not expected that any adverse tax consequences will arise.
- **Litigation and disputes** – GPT is involved in a number of ongoing court proceedings, arbitration proceedings and disputes, the aggregate value of which cannot be readily or reliably quantified at this time. The financial performance of GPT and value of its securities may be adversely affected by these matters depending on their eventual outcomes.
  GPT and the Joint Venture will also be subject to the usual business risk that disputes or litigation may arise from time to time in the course of its future business activities. There is a risk that material or costly disputes or litigation could affect the financial performance of GPT and the value of its securities.
- **Competition** – GPT will face competition from other Australian and European property groups and other organisations in the countries in which GPT and the Joint Venture operate. GPT also operates with the threat of new competition entering the market. Competition may lead to an oversupply through overdevelopment, or to prices for existing properties or services being impacted by competing bids. The existence of such competition may have an adverse impact on GPT's ability to secure tenants for its properties at satisfactory rental rates and on a timely basis, or the pricing of construction projects or development opportunities which in turn may impact GPT's financial performance and returns to investors.
- **Insurance** – GPT purchases a suite of insurances that provide a degree of protection for its assets, liabilities and people. Such policies include material damage of assets, contract works, business interruption, general and professional liability, and workers compensation. Policy coverage and insured limits are similar to those customarily carried by property owners, managers, developers and construction entities. There are however, certain risks which are uninsurable (e.g. nuclear, chemical, or biological incidents) or risks where the deductibles may be higher, breadth of cover reduced and/or the limits lower (such as from cyclone and earthquake). GPT currently purchases insurance with respect to terrorism either through government sponsored or legislated schemes. The scope of renewing insurance policies is dependent on a number of factors such as the continued availability of coverage, the nature of risks to be covered, the extent of the proposed coverage, and costs involved. Additionally, GPT will face risks associated with the financial strength of its insurers to meet their indemnity obligations when called upon which could lead to an effect on earnings.
- **Environmental matters** – GPT will, from time to time, be exposed to a range of environmental risks including:
  - soil and water contamination;
  - construction (lead paint, asbestos, PCBs);
  - cultural heritage (aboriginal);
  - flora and fauna (native vegetation, endangered species); and
  - greenhouse gases.

  In addition, there is a risk that property owned or projects undertaken by GPT from time to time may be contaminated by materials harmful to human health (such as asbestos and other hazardous materials). In these situations, GPT may be required to undertake remedial works on contaminated sites and may be exposed to third party compensation claims and other environmental liabilities. See Section 6.9(e) below for a discussion of asbestos issues relating to the Seed Assets.
- **Other external factors** – Other external factors which may impact on GPT's performance include changes or disruptions to political, regulatory, legal or economic conditions or to the national or international financial markets including as a result of terrorist attacks or war or insurrection.
- **Stock market risks** – The price that securities trade on the ASX may be determined by a range of factors, including:
  - changes to local and international stock markets;
  - inflation;
  - changes in interest rates;
  - general economic conditions;
  - changes to the compilation of indices;
  - changes in government, fiscal, monetary and regulatory policies; and
  - changes in the supply of listed property trust securities.

  In the future, one or more of these factors may cause GPT's securities to trade below current prices and may affect the revenue and expenses of GPT. In addition, the

stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of GPT.

(b) Risks associated with ownership of Property Assets

An investment in GPT will be subject to the risks of ownership, development and management of the type of assets it invests in. These risks may include:

- **Interest rates** – Adverse fluctuations in interest rates, to the extent that they are not hedged or forecast, will impact on the earnings available for distribution to security holders. GPT intends to utilise fixed rate borrowings and interest rate derivatives to protect a portion of GPT's forecast interest expense, from floating rate exposure. Further information about interest rate management for GPT is set out in Section 6. Adverse movements in interest rates may also impact GPT's earnings before interest and asset values due to any impact on property markets in which GPT operates.
- **Returns from investment** – Returns from property investment assets largely depend on the rental generated from the property and the expenses incurred in its operation, including the management and maintenance of the property as well as the changes in the market value of the property. Factors which may adversely impact these returns include:
  - the overall conditions in the national and local economy, such as changes to growth in gross domestic product, employment, inflation and interest rates;
  - local real estate conditions, such as changes in the demand and supply for retail, office, industrial or hotel/tourism assets or rental space;
  - changes in demand resulting in a downturn in the tourism industry, which may affect revenue and/or occupancy levels in the hotel and resort portfolio;
  - the perception of prospective tenants regarding the attractiveness and convenience of assets;
  - the convenience and quality of properties;
  - changes in tenancy laws;
  - external factors including war, terrorist or force majeure events;
  - unforeseen capital expenditure;
  - supply of new properties and other investment assets; and
  - investor demand/liquidity in investments.
- **Conflicts of interest with joint venture partners** – GPT currently undertakes joint ventures with co-owners on asset ownership and business partners on development projects. At times, major decisions are and will be required to be made in respect of these joint venture arrangements (e.g. redevelopment and refurbishment, refinancing, the sale of assets or surplus land, the purchase of additional land, and bid pricing). The interests of GPT may not always be the same as those joint venture partners (including Babcock & Brown) in relation to these matters. Some of these agreements contain buy/sell provisions (sometimes known as "shot gun" provisions) which may be triggered by a joint venture party and may require GPT to determine whether to retain or sell its interest in the joint venture. In addition, pre-emptive provisions or first rights of refusal may apply to sales or transfers of interests in co-owned assets and businesses. These provisions may work to the disadvantage of GPT because, among other things, GPT might be required to make decisions about buying or selling interests in these assets and businesses at a time that is disadvantageous to it. While the majority of GPT's joint venture partners are large corporates or institutional investors, there is also the risk that they may default on their obligations or otherwise act in a manner which adversely affects GPT.
- **Leasing terms and tenant defaults** – The future financial performance of GPT will depend on its ability to continue to lease existing retail, office, industrial and hotel space that is currently vacant, or that becomes vacant on expiry of leases, on economically favourable terms. In addition, the ability to lease new asset space in line with expected terms will impact on the financial performance of GPT.
- **Ability of major tenants to meet rental commitments** – The ability of major tenants to meet their rental and other contractual commitments to GPT (such as in situations of bankruptcy, insolvency or closure of their businesses) may have an adverse effect on the income from properties, which may result in an adverse impact on the financial performance of GPT.
- **Liquidity of property investments** – The nature of investments in property assets may make it difficult to generate liquidity in the short term if there is a need to respond to changes in economic or other conditions.
- **Fixed nature of significant costs** – Significant expenditures associated with each investment, such as mortgage payments, maintenance costs, employee costs and taxes, are generally not reduced when circumstances cause a reduction in income from the investment. The value of an asset owned by GPT may be adversely affected if the income from the asset declines and other related expenses remain unchanged.
- **Acquisition of properties** – A key element of GPT's future strategy will involve the acquisition of assets to add to the property investment portfolio. There are inherent risks in such acquisitions. These risks could include unexpected problems or other latent liabilities such as the existence of asbestos or other hazardous materials or environmental liabilities.

(c) Risks associated with internalising the management of GPT

In replacing the existing manager of GPT, there may be issues associated with the transition to an internalised management structure and the loss of the formal relationship with Lend Lease. In particular, there are some functions that are currently provided by Lend Lease that GPT will have to provide itself following implementation of the Proposal. These include functions such as information technology services and provision of insurance and risk management services and office premises. There is also a risk that some of the employees may not be initially available during the transition period. See Section 4.6 for more detail regarding how GPT proposes to address each of these transitional issues. If Lend Lease and GPT are able to reach agreement on the principal matters described in Section 4.5, a payment up to $45 million may be made to Lend Lease under the Asset Transfer and Facilitation

Agreement. If the Proposal is not implemented, GPT will also be required to make certain payments to Babcock & Brown (see Annexure D).

(d) Risks associated with the investment in the Joint Venture

- **Exchange rates** – GPT post Proposal will earn income denominated in many currencies, including AUD, EUR and Czech Koruna. GPT intends to manage the impact of exchange rate movements on its earnings by entering into hedging transactions. This management is conducted by hedging a portion of GPT's anticipated foreign currency earnings over the current and future years.
  The financial performance and asset values of GPT and the earnings available for distribution to security holders may be adversely affected to the extent that exchange rate movements are not hedged, or exposures hedged do not eventuate. The financial impact on GPT in these situations would depend on the exchange rate movement that occurs.
- **Joint Venture conflicts of interest** – As with any joint venture, GPT may face potential conflicts of interest with its new joint venture partner, Babcock & Brown. While GPT believes that the Joint Venture Framework Agreement contains sufficient mechanisms to manage these conflicts, there can be no assurance that potential conflicts with respect to such areas as providing investment opportunities to the Joint Venture or otherwise will not arise.
- **Environmental matters** – GPT has conducted certain environmental due diligence in connection with the Seed Assets to be acquired through the Joint Venture, including investigations of asbestos issues. GPT's investigations have however, concluded that the risks inherent in this property are low and the purchase price of such properties reflects known or anticipated rectifications costs. However, there can be no assurance that unanticipated or unforeseen remediation costs will not arise in the future. See Section 6.9(e) below for a discussion of asbestos issues relating to some of the Seed Assets.
- **Exposure to new markets** – As part of the Joint Venture, GPT will be entering new geographical markets. Initially, these will be in Germany and the Czech Republic. It is intended that the Joint Venture could also invest in other markets in Europe and elsewhere. While GPT has adequately assessed the risks of entering into these new markets through the Joint Venture, there are always potential risks involved when entering a new market. In addition, through the Joint Venture, GPT will be subject to regulatory regimes which may be different from the Australian regulatory regime in which GPT has historically operated.
- **GPT post Proposal distributions beyond 2006** – While the GPT Independent Directors are confident that the Joint Venture will increase the potential for enhanced GPT post Proposal distributions beyond 2006 for the reasons described in Section 1.3, there can be no assurance that GPT will continue to achieve increased levels of distributions beyond 2006 as many of the factors will be beyond GPT's control, including the risk factors contained in this Section 6.9.

(e) Asbestos

Asbestos was prohibited in construction materials in Germany in 1993 (and its use restricted since 1983). However, the following Seed Assets constructed in Germany between 1950 and 1980 are thought to have been constructed using significant amounts of asbestos containing materials (ACM):

- **AMB Generali Portfolio** – Friable (or brittle) and non-friable ACM is thought to exist as insulation in ventilation ducts, cords in inspection valves, fire protection doors and floor coverings. Artificial mineral fibres, also hazardous to human health, are thought to be present in the roof insulation and façades in some of the properties.
- **Salzgitter Portfolio** – Friable and non-friable ACM is thought to exist in façades, roofs, window sills, as insulation in ventilation ducts, fire protection doors, cords in inspection valves and floor coverings.
- **Kiel Portfolio** – Non-friable ACM is thought to exist as insulation in ventilation ducts, in window sills, balcony claddings and chimney claddings. Friable ACM is suspected in fire safety doors, chimney gaskets/sealing gasket and pipe gaskets, brake pads of elevators and insulation panels.

The presence of non-friable ACM in relation to the above properties is not considered to be a significant risk to health and safety if the current uses of the buildings do not change. The presence of the friable ACM is also not considered to be a significant risk to the extent its presence is limited to parts of the building which are not subject to frequent contact and/or direct access, other than by maintenance companies (e.g. fire protection doors, pipe insulations and cords of inspection valves).

Potential liability to remediate

In Germany, ACM must be regularly evaluated in accordance with government guidelines to identify the condition and the need for replacement of the ACM. Generally ACM only needs to be replaced if it is in poor condition or if construction modification works impact on the ACM (e.g. renovation of a balcony or façade involving ACM). For each of the above properties, the most recent evaluations of the ACM conclude that the presence of ACM is a low to medium risk with no immediate rectification necessary. Any available cost estimates for the removal of the ACM have been taken into account by the valuers in determining the market value of those properties.

In relation to the AMB Generali Portfolio, the previous vendor of the properties, AMB Generali, has provided a specific indemnity in respect of the known ACM. In summary, the indemnity provides that AMB Generali shall bear a share of any costs exceeding €500,000 plus value added tax (up to a maximum amount of €14.5 million plus value added tax) for remedial measures required under a binding order by a competent authority or pursuant to finally adjudicated claims of third parties with respect to environmental contamination which requires the replacement or refurbishment of the affected buildings or soil. AMB Generali has also provided an indemnity in relation to unknown environmental contamination for amounts exceeding €1.0 million up to a

maximum of €9.0 million. AMB Generali shall bear 50% of any costs exceeding €9.0 million.

Potential liability for personal injury

Under German law, a claim for compensation for ACM-related injuries sustained through negligence may exist if the injury was sustained because of the relevant contamination, the contamination was unlawful and was attributable to the owner's wilful or negligent acts or omissions. In general terms, contamination is unlawful if an order has been made to remediate or was otherwise required by applicable laws to do so.

The Joint Venture may also be liable under German law for death, physical injury, damage to health and personal property caused asbestos contamination (even to third parties) if an authority has issued a binding order for contamination based on health and safety regulations or building laws, or if the criteria for a decontamination are met.

On the basis of investigations by environmental consultants, GPT is not aware of any such orders or criteria for decontamination being met. Moreover, as discussed above, GPT has been advised that the presence of ACM in relation to the abovementioned properties is not considered to be a significant risk to health and safety. Although there is a risk that a court may take the view that the owner of the above properties is liable for a third party's damages, even though no clean-up measures were ordered by an authority, or required under applicable law or guidelines, GPT considers that the risk of such a result is a manageable risk.

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7

SECTION

Investigating Accountant's Report

Company - GPT RE Limited
File No 34819

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Direct Phone +61 2 8266 2998
Direct Fax +61 2 8286 2998

The Directors
GPT Management Limited
As Responsible Entity of General Property Trust
Level 4, The Bond
30 Hickson Road
MILLERS POINT NSW 2000

2 May 2005

Subject: Investigating Accountant's Report

Dear Directors

We have prepared this report on the historical and forecast financial information of General Property Trust ("GPT") for inclusion in an Explanatory Memorandum dated on or about 2 May 2005 (the "EM") relating to GPT's proposed internalisation, sale of certain interests in assets to Westfield and property and funds management joint venture (the "JV Entity") with Babcock & Brown Limited ("B&B") (the "pro forma transactions").

Expressions defined in the EM have the same meaning in this report.

The nature of this report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001. PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (our "Report") covering the following information:

Historical financial information

(a) statement of financial performance and distribution of GPT Stand Alone for the year ended 31 December 2004 compiled on an AGAAP and A-IFRS basis; and

(b) statement of financial position of GPT Stand Alone as at 31 December 2004 and pro forma statement of financial position of GPT post Proposal as at 31 December 2004 which assumes the pro forma transactions disclosed in Section 6.6 of the EM, had occurred on that date, compiled on both an AGAAP and A-IFRS basis

(collectively the "Historical Financial Information")

PRICEWATERHOUSECOOPERS

The Directors
2 May 2005

Forecast financial information

(c) forecast statements of financial performance and distribution for GPT Stand Alone incorporating the financial impact of the proforma adjustments disclosed in section 6.3 of EM for the six months ending 30 June 2005, the six months ending 31 December 2005 and the two years ending 31 December 2006, compiled on both an AGAAP and A-IFRS basis; and

(d) forecast statements of financial performance and distribution for GPT post Proposal incorporating the financial impact of the pro forma transactions for the six months to 31 December 2005 and the year ending 31 December 2006, compiled on both an AGAAP and A-IFRS basis

(collectively the "Forecasts" set out in Sections 6.2, 6.3 and 6.4 of the EM and prepared on the basis set out in Section 6.2 of the EM)

This Report has been prepared for inclusion in the EM. We disclaim any assumption of responsibility for any reliance on this Report on the Historical Financial Information and Forecasts to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in Sections 6.3 and 6.6 of the EM has been extracted from the audited financial statements of GPT, which were audited by PricewaterhouseCoopers who issued an unmodified audit opinion on the financial statements. The Historical Financial Information incorporates such pro forma transactions and adjustments as the GPT Directors considered necessary to reflect the operations of GPT Stand Alone going forward as set out in Section 6.3 of the EM. The GPT Directors are responsible for the preparation of the Historical Financial Information, including determination of the pro forma transaction and adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited financial performance of GPT for the year ended 31 December 2004
- a review of work papers, accounting records and other documents
- a review of the adjustments made to the historical financial performance
- a review of the pro forma transactions and adjustments used to compile the pro forma statement of financial position

PRICEWATERHOUSECOOPERS

The Directors
2 May 2005

- a comparison of consistency in application of the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, A-IFRS and the accounting policies adopted by GPT disclosed in Section 6.8 of the EM and the requirements of the Constitution, and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma statement of financial position has not been properly prepared on the basis of the pro forma transactions
- the pro forma transactions do not form a reasonable basis for the pro forma statement of financial position, and
- the Historical Financial Information, as set out in Sections 6.3 and 6.6 of the EM does not present fairly on an AGAAP and A-IFRS basis as appropriate:
  - the historical financial performance and distribution of GPT Stand Alone for the year ended 31 December 2004, and
  - the historical and pro forma statements of financial position of GPT Stand Alone and GPT post Proposal respectively as at 31 December 2004

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by GPT disclosed in Section 6.8 of the EM and the requirements of the Constitution.

Scope of review of Forecasts

The GPT Directors are responsible for the preparation and presentation of the Forecasts, including the best estimate assumptions on which they are based.

Our review of the best estimate assumptions underlying the Forecasts was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate

PRICEWATERHOUSECOOPERS

The Directors
2 May 2005

assumptions provide a reasonable basis for the Forecasts. These procedures included discussion with the GPT Directors and GPT management and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecasts and whether, in all material respects, the Forecasts are properly prepared on the basis of the assumptions and are presented fairly on an AGAAP and A-IFRS basis as appropriate in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of GPT as disclosed in Section 6.8 of the EM and the Constitution of GPT so as to present a view of GPT which is consistent with our understanding of GPT's past, current and future operations.

The Forecasts have been prepared by the GPT Directors to provide investors with a guide to GPT's potential future financial performance based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecasts. Actual results may vary materially from the Forecasts and the variation may be materially positive or negative. Accordingly, investors should have regard to the investment risks set out in Sections 2.3 and 6.9 of the EM.

Our review of the Forecasts that are based on best estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecasts included in the EM.

Review statement on Forecasts

Based on our review of the Forecasts, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions and pro forma transactions and adjustments giving rise to the Forecasts, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions and pro forma transactions and adjustments set out in Sections 6.3 and 6.4 of the EM do not provide a reasonable basis for the preparation of the Forecasts,

(b) the Forecasts are not properly prepared on the basis of the best estimate assumptions and pro forma transactions and adjustments and presented fairly on an AGAAP and A-IFRS basis as appropriate in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia and the accounting policies adopted by GPT disclosed in Section 6.8 of the EM and the requirements of the Constitution, and

PRICEWATERHOUSECOOPERS

The Directors
2 May 2005

(c) the Forecasts are unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies often outside the control of GPT. If events do not occur as assumed, actual results and distributions achieved by GPT may vary significantly from the Forecasts. Accordingly, we do not confirm or guarantee the achievement of the Forecasts, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of GPT have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of the Proposal other than the preparation of this Report and participation in due diligence procedures and enquiries for which normal professional fees will be received.

Financial Services Guide

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assist retail clients in the use of any general financial product advice in our Report.

Yours faithfully

Charles Humphrey
Authorised Representative of
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

PRICEWATERHOUSECOOPERS SECURITIES LTD FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 2 May 2005

1 About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by GPT Management Ltd ("GPTML") to provide a report in the form of an Investigating Accountant's Report in relation to the historic and proforma forecast financial information (the "Report") for inclusion in the Explanatory Memorandum dated 29 April 2005.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2 This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3 Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4 General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5 Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees were based on our normal hourly rates and are disclosed in Section 12.12.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6 Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business. PricewaterhouseCoopers is the auditor of GPT and PwC Securities has provided financial due diligence services.

7 Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8 Contact Details

PwC Securities can be contacted by sending a letter to the following address:
Charles Humphrey
Level 13
201 Sussex Street
SYDNEY NSW 2000

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8

SECTION

Independent Expert's Report

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

2 May 2005

The Independent Directors
GPT Management Limited
(as responsible entity for General Property Trust)
30 The Bond
30 Hickson Road
Millers Point NSW 2000

Dear Sirs

Restructuring Proposal

1 Introduction

On 17 February 2005, the independent directors of GPT Management Limited ("GPT Management") announced a proposal to restructure General Property Trust ("GPT"). The proposal ("the Restructuring") has three key elements:

- internalisation of the management of GPT ("the internalisation"). GPT Management, a wholly owned subsidiary of Lend Lease Corporation Limited ("Lend Lease"), is the responsible entity for GPT and acts as manager of the trust. GPT Management will be replaced as responsible entity by Australian Diversified Funds Management Limited, which will be renamed GPT RE Limited ("GPTREL"), and be beneficially owned by the unitholders of GPT. The internalisation will be implemented in one of two ways:

  - "establishment", under which GPTREL will become the responsible entity for GPT. The holding company of GPTREL, GPT Management Holdings Limited ("GPT Holdings"), will be owned partly by GPT and partly by a separate trust on behalf of GPT unitholders. As a consequence, GPT will become a self managed group. Establishment requires a 50% approval by GPT unitholders; or

  - "stapling", under which GPT unitholders will be directly issued with all the shares in GPT Holdings which will, in turn, own 100% of GPTREL. Shares in GPT Holdings will be stapled to units in GPT. If this occurs, GPT will be a stapled group similar to the other major listed Australian property groups. Stapling requires a 75% approval by GPT unitholders;

- formation of a joint venture with Babcock & Brown Limited ("Babcock & Brown"), a listed Australian based global investment and advisory firm, to invest primarily in offshore property assets with a view to generating high returns on equity and strong growth over time ("the joint venture"). GPT will initially invest $900 million in the joint venture, $700 million in preferred capital and $200 million in ordinary capital (for a 50% interest). Babcock & Brown will invest $100 million but will be entitled to 50% of the joint venture's ordinary capital. GPT's preferred capital carries a cumulative preferred return equal to the three year swap rate (at the time of contribution and in the currency in which the joint venture invests the capital) plus a margin of 3%. This will provide GPT with an equivalent return of 9% per annum in Australian dollar terms

  .

  The joint venture will focus on global investment opportunities. Utilising Babcock & Brown's existing business platform in Europe, the initial target will be on fully developed property assets in Germany and Central Europe,. However, it is intended that the joint venture will be an essentially opportunistic investor. It is likely that, depending on market conditions, assets in other locations will be acquired and that assets will be sold where it is deemed attractive to do so. Some development activities may also be undertaken. Individual investments are planned to be leveraged to at least 65% (debt/asset value) through non recourse external debt. The joint venture will have aggregate maximum leverage of 75%.

A number of properties (mostly already owned by Babcock & Brown) are to be acquired by the joint venture at the outset ("the initial portfolio"). These assets include approximately 18,000 residential apartments across Germany, a number of office buildings in Germany and a shopping centre in the Czech Republic. A number of potential acquisitions have also been identified by Babcock & Brown which are currently under consideration by the joint venture.

Other features of the joint venture include the following:

- GPT will appoint 50% of the members of the committee that will manage the joint venture;
- all investments are to be approved unanimously (i.e. GPT has an effective veto);
- there is provision for further capital contributions of up to $400 million (GPT's share being $360 million);
- Babcock & Brown will underwrite the delivery of assets to the joint venture which would ensure (based on forecast returns) that GPT's distributions would increase by 1.0 cent per unit in 2005 (2.0 cents annualised) and 2.75 cents per unit in 2006 ("the Babcock & Brown underwriting");
- the joint venture will have the first right of refusal in relation to all property investments generated by Babcock & Brown worldwide where they involve capital to be raised from Australian investors other than Babcock & Brown or its associated entities. The joint venture will have a similar right in relation to GPT sourced transactions. The joint venture will also have exclusive first rights to develop a third party property funds management business in Australia; and
- the joint venture can effectively be wound up upon a change in control, in the event of a dead lock in relation to a material issue or if certain minimum investment activity or return criteria are not met. Assets would be realised at fair market value with each party having first rights to acquire the assets, if any, it has contributed to the joint venture. If wound up prior to 30 June 2008, the parties will first receive a return of capital based on the actual amount contributed (i.e. $900 million in the case of GPT) plus a 10% internal rate of return.

- the sale of part interests in three shopping centres currently owned by GPT to Westfield Group for a total of $744 million ("the Westfield sale"). These interests comprise a 50% interest in Penrith Plaza in Sydney, a 50% interest in Woden Plaza in Canberra and a 25% interest in Sunshine Plaza in Queensland. Westfield Group is to take over responsibility for property management of the assets (subject to third party consent in the case of Sunshine Plaza). The sale of the interest in Sunshine Plaza is subject to certain pre-emptive rights in favour of Australian Prime Property Fund.

The Restructuring is the latest in a series of developments that began in May 2004 when Lend Lease initially proposed a merger with GPT. After some months of negotiation, Lend Lease's revised formal proposal ("the Lend Lease Proposal") to merge Lend Lease and GPT was put to GPT unitholders on 17 November 2004. The resolution did not receive the requisite 75% majority, with only 68.5% of votes cast in favour. Consequently, the Lend Lease Proposal lapsed. A contributing factor to the vote result was the takeover offer for GPT announced by Stockland Trust ("the Stockland Offer") on 8 November 2004. However, Stockland Trust received minimal acceptances of its offer and, following the announcement of the Restructuring on 17 February 2005, the offer lapsed.

Unitholders in GPT will be first asked to approve the internalisation by way of establishment. If this is passed, approval of the full stapling will then be sought. However, approval of the internalisation (by either means) will also trigger implementation of the joint venture and the Westfield sale, both of which are subject to the passing of an internalisation resolution. Accordingly, the three elements should be considered as a single package. The independent directors of GPT Management have, on behalf of GPT, engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out its opinion as to whether or not the Restructuring is in the best interests of GPT unitholders.

2 Summary of Opinion

In Grant Samuel's opinion, the Restructuring is in the best interests of GPT unitholders in that unitholders are likely to be better off after the Restructuring than under the status quo.

The Restructuring will appeal mostly to those unitholders seeking higher income growth in the medium term than is likely to be provided by the current GPT portfolio. GPT has forecast that the Restructuring will increase distributions by 6.5% in 2005 (six months effect) and 16.5% in 2006 on a pro forma basis. Over the medium term, GPT expects to be able to generate higher growth rates than it would be able to without the restructuring. However, those unitholders not as concerned about longer term income growth or less interested in geographic diversification may not find the Restructuring as compelling.

The internalisation is unambiguously positive. The move to an internalised management model is arguably a natural evolution and brings a number of important benefits including greater strategic flexibility, better alignment of interests between management and investors and the enfranchising of unitholders by giving them a direct vote in the governance of the business. There is some transition risk and there will be an ongoing need to control operating costs. GPT may also lose its access to assets developed by Lend Lease. However, these issues are relatively minor. It is expected that internalisation will increase annual distributions by approximately 0.9 cents per unit. Other things being equal, this should add approximately 12-14 cents to the value of GPT units relative to the status quo.

The merits of the joint venture involve more complex issues and turn essentially on judgements about Babcock & Brown's ability to deliver value adding properties over the next few years. There are a number of attractive features:

- the joint venture is expected to generate a return on investment for GPT of more than 10% per annum after tax once fully invested;
- the initial portfolio consists of a diversified mix of established assets with robust cash flows almost all of which are located in well developed, stable economies. The underlying assets are inherently low risk in nature and the returns are generated largely through exploiting the current positive gap between property yields and interest rates in the Euro zone by maximising leverage. GPT's direct investment in the joint venture will be limited to the greater of $1.26 billion and 15% of its assets. Accordingly, there is not a fundamental change in the nature of a GPT unitholder's investment. GPT remains a low risk Australian focussed investment vehicle (albeit with increased financial risk and other new risks);
- the initial portfolio further diversifies GPT's asset base in terms of both geographic spread (Europe) and asset class (residential). There is also potential to increase exposure to development activities and other businesses such as funds management;
- the initial portfolio is being acquired by the joint venture on attractive terms relative to independent valuations of the properties commissioned by GPT and Babcock & Brown (approximately €21 million below valuations);
- Babcock & Brown has a track record of consistently high returns to investors in its various property investment and other transactions over almost 15 years. Babcock & Brown has a platform of experienced property executives who are "on the ground" across Europe; and
- a structure has been put in place to minimise currency risk (from an Australian perspective).

On the other hand:

- most of the assets have inherently low income growth. Much of the anticipated "super" return on investment comes simply from the use of high leverage. While GPT's leverage will remain relatively unchanged on an accounting basis, on a "see through" basis it will increase from approximately 30% to as much as 45% assuming the initial contribution is fully invested

today (although the joint venture debt will be non recourse to GPT). There may also be an increase in GPT's cost of debt;

- GPT is potentially paying $50 million of "goodwill" to Babcock & Brown although there are conditions attached and it must be judged against the value of the potential deal flow from Babcock & Brown and other benefits of the joint venture;

- there are a number of other features of the joint venture agreement which may be regarded as less than ideal (e.g. margin on preferred capital, extent of potential fees payable to Babcock & Brown, scope of exclusivity);

- GPT's management team has limited experience in investing outside of Australia. It will inevitably be dependent to a large degree on the expertise and judgement of Babcock & Brown management. However, Babcock & Brown's real estate platform in continental Europe, where the initial focus for the joint venture will lie, has only been in place for a little over two years and therefore has a relatively limited track record in terms of ultimate realisations of investments in the region; and

- there is inevitably a risk of breakdown in the relationship between the two parties. GPT and Babcock & Brown each have their own distinctive cultures and different objectives. However, as the joint venture is essentially an asset owning entity, the consequences of such a breakdown are not likely to be materially adverse.

The benefits of the Westfield sale are less clear. The sale price is slightly above the recent independent valuations of the properties and reflects an overall current yield of approximately 6%. GPT is receiving a "fair" price. The sale and reinvestment of the funds into the (potentially) higher yielding joint venture is expected to improve distributions per unit by approximately 3 cents per annum (13%). Nevertheless, it is not necessarily attractive to sell (even if only partly) such prime assets with proven long term performance that would be difficult to replace. Further, it is potentially dilutive of both GPT's overall asset quality (which could impact yield) and the premium to net tangible assets at which GPT trades.

It is not the role of an independent expert to usurp or second-guess investment (acquisition or realisation) decisions or strategies which are normally the prerogative of management and directors and which are, in any event, judgements about an uncertain future. Notwithstanding that, Grant Samuel believes that the joint venture represents a sensible investment decision with reasonable prospects of achieving the objective of enhancing GPT's growth profile. At the same time, risk will be increased and there is no certainty that the higher returns will be achieved.

Clearly, there are some compromises within the overall package such as the Westfield sale. Trade offs are inevitable in most transactions. Even if some investors do not like some of the individual elements of the Restructuring, it is not possible to cherry pick between them. The independent directors of GPT Management have effectively put up a complete package for approval.

Based on a yield of 7.2% to 7.6% for calendar 2006, GPT units would trade at around $3.61 to $3.81 if the Restructuring is implemented, materially above the level at which Grant Samuel expects that GPT units would trade in the absence of the Restructuring or any other corporate activity.

Grant Samuel's opinion is subject to no superior proposal being put to GPT unitholders. However, while this remains a possibility, unitholders should note that:

- the Stockland Offer has lapsed; and

- although a new proposal from Lend Lease is possible, it has had a considerable period to respond to the defeat of the Lend Lease Proposal (and even the Restructuring). If no proposal is forthcoming by the time of the unitholder meeting, it would be reasonable to assume a counter proposal is unlikely to eventuate.

In any event, the Restructuring and, in particular, the joint venture do not introduce any insurmountable impediments to a full takeover offer for GPT from any third party at a future date.

3 Key Conclusions

- **In view of changes in the market during the past 18 months, a restructuring of GPT is arguably inevitable.**

  The listed property trust sector has seen a dramatic restructuring since 2003. Several key themes have emerged:

  - the previous dominance of the "external management" model has been superseded to the point where virtually all of the major trusts except for GPT are now internally managed;
  - there has been a significant increase in the extent of overseas property assets (predominantly in the United States) owned by listed Australian property groups;
  - a number of groups now encompass property investment and an array of other property related activities such as property management, development management, development (as principal) and, in some cases, construction; and
  - size, scale and liquidity have become critical factors in a rapidly consolidating sector. While the sector is now dominated by Westfield Group, the top ten groups all have market capitalisations in excess of $3 billion.

  The Restructuring represents a response to these changes in the market environment:

  - it internalises GPT's management;
  - GPT will now have a meaningful component of overseas assets in its portfolio; and
  - future growth is enhanced. After the Restructuring, GPT is targeting higher income growth (albeit with additional risk) through:
    - the Westfield sale and the deployment of $900 million of capital funds (and possibly more) into the potentially higher growth joint venture; and
    - the ability to enter new operating businesses more aggressively.

  At the same time, it is important to distinguish the Restructuring from the previous proposals for GPT and from some of the other recent transactions. Both the Lend Lease Proposal and the Stockland Offer would have involved GPT unitholders having a material exposure to higher risk development and construction activities. In contrast, under the Restructuring, GPT investors will remain almost entirely exposed to passive property holdings, albeit with a new exposure to offshore markets, more trading of properties and with greater financial risk (through the joint venture).

- **Internalisation is clearly beneficial for unitholders.**

  The internalisation is beneficial to unitholders from both a strategic and financial perspective. The strategic benefits include the following:

  - it eliminates the inherent conflict of interest between unitholders and the manager. While satisfactory investment performance is necessary, the external manager has a greater incentive to grow assets even at the expense of investor returns;
  - unitholders will now have a direct vote on all "corporate" matters (board composition etc) in the same way shareholders in a conventional company do. As a unitholder in GPT today, the only lever is the threat of termination of the management agreement; and
  - it facilitates GPT's ability to enter new trading businesses such as funds management which could enhance GPT's growth profile. Previously, such intentions have been inhibited by both

structural (taxation) issues and by the conflict with Lend Lease's other activities. In general, as an independent entity GPT will now have complete strategic flexibility. In this respect, the stapling provides a superior structure to the establishment proposal.

GPT Management has estimated that the internalisation will produce annualised net savings of approximately $19 million, equivalent to 0.9 cents per unit. This saving represents the elimination of fees payable to Lend Lease less the costs that GPT will have to bear in managing its own business (and does not include the impact of any potential payment to Lend Lease to facilitate the transition).

This increase in earnings and distributions per unit should enhance the value of GPT units by approximately 12-14 cents relative to the status quo. The main risks and disadvantages for unitholders relate to:

- transition arrangements which are still being discussed with Lend Lease. If no agreement is reached, GPT will need to put in place all of the personnel, support systems and other capabilities necessary to manage GPT. However, a transition plan has been prepared. Even if there is limited co-operation from Lend Lease, there is unlikely to be a material adverse impact on unitholders (although there may be some temporary disruption). Nevertheless, there are clearly some risks in the transition process;
- ongoing control of operating costs, particularly employment costs;
- loss of preferred access to the Lend Lease development pipeline. However, while this has been valuable in the past it is likely to be less important going forward; and
- the possibility of Lend Lease exercising pre-emptive rights in relation to GPT's residential investments of Rouse Hill and Twin Waters.

▪ **The joint venture is designed to enhance risk adjusted returns to GPT unitholders without changing fundamental investment characteristics. The strategy principally revolves around using leverage and exploiting positive yield gaps.**

In recognition of the changes in the market environment, GPT Management has, for some time, been seeking opportunities to invest in assets that will provide higher growth in income for GPT unitholders. It has considered a wide range of alternatives (in addition to the Lend Lease Proposal) including entering businesses such as residential development. To date, it has struggled to find sufficiently attractive opportunities within the Australian market and other strategies such as entering the United States market have drawbacks.

The joint venture is designed to provide a "growth engine" without fundamentally changing the nature of the investment for unitholders. The investment in the joint venture is to be limited to the greater of $1.26 billion and 15% of GPT's assets (although the exposure would be higher if based on the underlying joint venture assets). In any event, the nature of the investment does not change. The primary focus of the joint venture will be on generating high returns on equity from investment in established assets. The specific elements of the strategy are:

- investment in stabilised assets with secure cash flows and some upside potential in:
  - advanced, stable economies such as Western Europe; and, to a lesser extent,
  - emerging markets with improving economic fundamentals underpinned by structural change;
- concentration on smaller to medium sized assets rather than the larger assets preferred by the bigger investors (although where attractive opportunities exist, larger assets may be pursued);
- to maximise leverage to exploit the current positive yield gap. The properties in the initial portfolio are all located in Germany with the exception of one retail centre in Prague in the Czech Republic. The assets are all being acquired at current yields of between 5.3% and 7.7%

(post capital expenditure). Euro interest rates, including margin, are currently in the range 3.75-4.25%. This positive gap creates a high return on equity; and

- to lock in non recourse debt facilities and interest rates for the long term so that assets can be held (if necessary) through adverse turns in the property or interest rate cycles. Currency risk will be minimised. External debt facilities will be denominated in Euros to match the asset cash flows in the case of the initial portfolio this will be Euro (in addition, GPT will switch part of its debt facilities to a currency to match its capital investment in the joint venture thus providing a full capital hedge).

The strategy is not unique and there are other investors doing the same thing. Nevertheless, it is still a strategy that can generate attractive returns if well executed (in particular, by investing in the right properties). The success or otherwise will turn on the performance of the relevant Babcock & Brown executives and the quality of the decision making processes.

The joint venture is targeting a return on ordinary equity in excess of 15%. This corresponds to a return for GPT on its initial investment (if fully invested) of approximately 10-11%. As a result of the progressive nature of the acquisitions and other complications it is difficult to set out forecast returns for the joint venture that are meaningful. However, the following table is illustrative of the annualised returns under two scenarios:

- investment in the initial portfolio only; and
- full investment of $1 billion in equity.

The analysis assumes the joint venture invests the balance of its initial capital in assets yielding 7% (on a cash basis), is leveraged to 70% and faces an effective tax rate of 15% (equivalent to that applying to the initial portfolio). The table shows that the joint venture's returns increase as it expands:

Illustrative Financial Impact of the Joint Venture

	Initial portfolio only[1] ($ millions)	$1 billion equity fully invested[1] ($ millions)
GPT share of joint venture net income[2]	21.8	70.5
Interest saving on GPT's Euro funding[3]	10.6	27.0
	32.4	97.5
GPT's invested capital	355	900
Return on invested capital	9.1%	10.8%

Note: (1) The return on invested capital is based on a "cash" returns (i.e. after capital expenditure) and does not allow for any capital growth.
(2) Return from preference capital and ordinary equity.
(3) The joint venture allows GPT to borrow in Euro against Euro denominated assets (i.e. without currency risk). This provides GPT with a cost saving on its funding equivalent to the difference between its A$ borrowing costs and Euro borrowing cost.

The illustrative returns are cash returns and are understated to the extent they include refurbishment costs that may enhance future returns.

It is important that GPT unitholders understand that the joint venture is intended to be an opportunistic investor looking to generate a high return on equity. Despite the composition of the initial portfolio (and the assets currently under consideration by the joint venture), it is not necessarily a European investment strategy. It happens that, at present, the opportunity is in Europe because that is where the current gap between yields and interest rates is the largest. However, if market conditions change there is no reason that the focus of the joint venture could not shift to the United States or Asia (although it would depend on available Babcock & Brown or other resources).

Unitholders should also recognise that the joint venture is likely to trade its assets, selling them if conditions move favourably (e.g. if yields compress quickly). This will also facilitate recycling of

capital into new opportunities. The joint venture may also undertake some development activities and it would be the vehicle for developing funds management activities in Australia.

- **The initial portfolio comprises established assets with robust cash flows and some upside.**

The initial portfolio to be acquired by the joint venture has a total purchase price of €684.6 million or approximately $1.1 billion (excluding acquisition costs of approximately €27 million). The portfolio is summarised below:

Initial Portfolio			
Description	Location	Interest %	Purchase price (€ millions)
1,434 residential apartments	Kiel, Germany	94.0[1]	39.5
13,476 residential apartments	Salzgitter, Germany	94.0[1]	272.6
2,707 residential apartments	Regional Germany	94.0[1]	119.8
6 office buildings (99,500m^2)	Cologne, Germany	30.0	67.5
219 apartments plus 9,200m^2 office/retail	Berlin, Germany	100.0	26.0
324 apartments plus 6,900m^2 retail/office[2]	Berlin, Germany	100.0	42.0
Hypermarket let to REWE (5,700m^2)[2]	Russelheim, Germany	100.0	10.4
Shopping Centre (37,500m^2) plus 9,000m^2 office	Prague, Czech Republic	100.0	106.8
Total			684.6

Note: (1) The joint venture proposes, in due course, to increase its stake by 5.64% for these assets at the same effective price as the initial acquisition.

(2) These assets are yet to be fully secured. However, Babcock & Brown, while giving no assurances, are confident that they will be prior to 1 July 2005.

Allowing for gearing, these assets represent 30-40% of the proposed aggregate investment capacity of the joint venture (before additional equity contributions). The purchase price for each asset was agreed between Babcock & Brown and GPT. A number of the assets have been acquired by Babcock & Brown over the past 18 months. The purchase price represents a mark up to Babcock & Brown above the cost to it of approximately €50 million. However, the independent valuations (which were commissioned by GPT and Babcock & Brown following announcement of the Restructuring) exceed the purchase price to the joint venture by an aggregate of €21 million.

While not "prime" assets in Australian terms (e.g. trophy office blocks in Sydney or Melbourne or regional shopping centres) the initial property portfolio comprises established assets with robust cash flows and some upside, consistent with the objectives for the joint venture.

The German economy has been in the doldrums for most of the last decade (largely as a result of ongoing costs of unification and structural inefficiencies) and the Euro zone is widely regarded as a low growth economic region. While this is true:

- Germany is an advanced economy and is currently the third largest economy in the world;
- the German economy is showing some signs of starting to recover (albeit slowly) and structural reforms are beginning to be implemented; and
- attractive returns on equity can be generated even in low growth economies through selection of the right properties and efficient structuring.

Being an investor in Europe rather than the United States will differentiate GPT from many other listed Australian property investment groups. In addition, an attraction of Europe is its more diverse, fragmented and much less securitised market which is likely to offer more opportunities than the well trawled United States market.

The majority of the assets consist of residential apartments. Institutional ownership of residential property is largely unknown in Australia (where home ownership is amongst the highest in the world). However, residential is a well recognised (and highly regarded) asset class in other markets

such as Europe and the United States. Indeed, there have been substantial levels of activity in the German residential sector over the past three years, with portfolios totalling more than €15 billion and more than 500,000 apartments having been acquired by a mixture of private equity funds, investment banks, institutional investors and others.

Unitholders may also be wary of this investment in view of the age of the buildings, the target market, their location and the recent history of weak rental growth. The properties were generally built between the 1930's and 1960's, are essentially affordable housing estates and are mostly spread across smaller regional cities. Nevertheless, it is still a low risk income stream as a result of:

- extremely broad diversification of the income base (across thousands of individual tenants);
- relatively low rental levels in terms of affordability (with indirect government support in some cases); and
- high replacement costs relative to value limiting any increase in supply.

Most of the assets also have potential upside. Significant parts of the residential portfolio (e.g. Salzgitter) have material vacancy factors. There is potential to reduce vacancy rates through:

- more intensive management (the previous owners were relatively hands off); and
- capital expenditure on refurbishment.

Other potential upsides include value gains through sale in smaller portfolio blocks, privatisation (sales to individuals) in selected areas and reduction in yield as a result of strengthening demand from investors.

There are also opportunities with other assets. The newly opened Prague shopping centre has scope to increase rents once it stabilises and to benefit from yield compression as the Czech Republic integrates more fully into the European Union.

Equally, it must be recognised that there are some risks (as there are with all equity investments):

- there are demographic issues (e.g. falling populations in some areas) but these will impact only over the longer term and there are mitigating factors such as an increasing number of households (smaller or split families) and reducing supply (some lower quality stock is being demolished);
- there is downward pressure on residential rentals in some locations;
- there is a significant amount of capital required to be spent on "catch up" repairs and maintenance. While these costs are reflected in the acquisition price, the capital spend may not generate an adequate return on capital;
- there is a presence of asbestos contamination in some of the apartment buildings but GPT's consultants regard the risk of a material impact as low.

The assets under consideration by the joint venture for investment demonstrate similar characteristics to the initial portfolio. The decision as to whether or not to invest in these assets will be taken by the joint venture committee.

- **There are some aspects of the joint venture which are less than ideal.**

There are several aspects of the joint venture which could be regarded as potentially disadvantageous to GPT unitholders:

- the terms of the ordinary capital contributions mean that GPT will effectively make a goodwill payment of $50 million to Babcock & Brown. However:
  - the payment is conditional. GPT will have the right to wind up the joint venture prior to 30 June 2008 if minimum investment activity requirements or return requirements (a 10%

per annum internal rate of return on total capital invested) requirements are not met, in which case ordinary capital will be returned on the basis of actual cash con tributed;

- part of the payment is notionally offset by the excess of the independent valuations of the initial portfolio over the agreed purchase price (an aggregate of €21 million ($35 million)) of which 50% is attributable to GPT;
- the Babcock & Brown underwriting (top-up payment) may provide some value in the first 18 months (although the carve-outs may potentially impact its effectiveness); and
- the payment represents less than 2% of GPT's share of the total expected asset value of the joint venture if the full capital investment of $1.4 billion is made by the parties. Babcock & Brown is not entitled to receive acquisition fees on the initial portfolio (other than the initial mark up on sale to the joint venture);

- GPT is providing the bulk of the equity funding for the joint venture. It will earn a return on its preferred capital contribution (78% of its investment) equivalent to 9% in Australian dollar terms. The preferred capital is effectively mezzanine debt, wedged between senior debt of up to 75% of asset value and ordinary equity which represents 5-10% of asset value. This margin is at the low end of margins that mezzanine lenders in the Euro zone would typically require in relation to assets such as the initial portfolio. On the other hand, it should be recognised that GPT's overall total expected return on ordinary equity is only approximately 10-11%. Accordingly, after allowing for the cost of debt capital the preferred return should exceed GPT's weighted average cost of capital;
- the net effect of the structure is that Babcock & Brown is likely to earn a much higher rate of return on its equity investment than GPT. At the same time, it is contributing more than just capital. It is providing the deal flow and is contributing the initial portfolio at a price below the assessed independent value;
- if Babcock & Brown sources an asset for the joint venture at a price that is below "market value", as assessed by an independent valuer, it is able to "mark up" the asset and receive a fee equal to the difference (up to a maximum of 5% of the purchase price, except where Babcock & Brown have owned or controlled the asset for more than 12 months). This may substantially reduce one of the key attractions to GPT being Babcock & Brown's ability to "buy well" rather than just paying market value for assets. GPT will, however, have effective veto rights over each acquisition and can judge each case on its own merits; and
- the joint venture's exclusive access to Babcock & Brown's global deal pipeline is circumscribed in so far as it only applies where non Babcock & Brown Australian capital is to be raised. Babcock & Brown can effectively cherry pick the best deals (although it must use its own balance sheet if sourcing Australian capital). However, Babcock & Brown has incentives (such as the "top up" arrangements) to ensure the joint venture continues to receive attractive opportunities.

- **Babcock & Brown is a credible joint venture partner but there are legitimate concerns.**

The rationale of the joint venture is to combine GPT's capital and Babcock & Brown's real estate platforms and network and expertise. GPT will be heavily dependent on the performance and judgement of Babcock & Brown's management. GPT's management team has limited experience in offshore investment.

In Grant Samuel's opinion, Babcock & Brown is a credible joint venture partner:

- Babcock & Brown was established in 1977 and has had a strong presence in the Australian market for over 20 years which has been enhanced by its recent initial public offering;
- Babcock & Brown has a considerable track record of delivering strong returns to investors from a variety of investments including property. It began syndicating investments in the early 1990s and has undertaken many property investment transactions (as principal or fund manager) with a history of high overall returns;

- Babcock & Brown has over 440 employees and its European real estate platform comprises 22 executives across five offices. The individual executives have considerable experience in European property markets; and
- Babcock & Brown's European real estate team has demonstrated an ability to source transactions which are either off market or are being sold through restricted processes. This is important if the joint venture is to optimise returns by "buying well" rather than just being the highest bidder in a public tender (albeit that this benefit is potentially diminished by Babcock & Brown's mark up).

However, some caution is necessary:

- as with many investment/business decisions, it boils down to a judgement about the capabilities of the individuals involved and their future performance. There can be no guarantees about future performance and there is no certainty that the current staff will remain. The Babcock & Brown European business is dependent on a relatively small number of key executives;
- the Babcock & Brown European real estate platform has really only been in place for a little over two years. Its track record of realisations outside of the formation of the joint venture (and excluding the United Kingdom) is, in reality, limited only to one residential portfolio;
- Babcock & Brown is currently riding a wave of positive publicity which is helpful in securing transactions and attracting high quality staff (although of potentially less value in the European market). This may not always be the case; and
- the ultimate success or otherwise of the joint venture will depend on the ongoing relationship between the two groups. There is a risk this could breakdown. GPT and Babcock & Brown each have their own distinctive cultures and have different objectives.

At the same time, the joint venture will be making a series of discrete investments rather than operating a trading or service business. GPT's representatives on the joint venture committee will vet each investment opportunity as it arises. The joint venture will also be able to be unwound if it proves unworkable or unsatisfactory (albeit that it may become necessary to sell assets and would involve some costs).

- **The sale to Westfield Group is at a fair price but might not be the optimal strategy if it could be considered separately from the Restructuring.**

GPT has agreed to sell partial interests in three retail centres to Westfield Group for a total of $744 million:

Assets to be sold to Westfield

Property	Current Interest	Interest to be sold	Sale price ($ millions)	Book Value at 31 December 2004 ($ millions)
Penrith Plaza, Sydney	100%	50%	352.5	352.5
Woden Plaza, Canberra	100%	50%	242.0	242.0
Sunshine Plaza, Queensland	50%	25%	149.3	140.9
Total			743.8	735.4

Note: Apart from some minor assets all book values are based on independent valuations as at 31 December 2004. GPT will incur $8 million of vendor stamp duty (not included above)

The sale to Westfield Group is at a "fair" price in so far as it exceeds the recent independent valuations of the three centres (by 1%). The overall exit yield (current net income/sale price) is less than 6% which is below the yield at which GPT currently trades (approximately 6.2%). The reinvestment of the sale proceeds into the (potentially) higher yielding joint venture is the largest contributor to the uplift in distributions per unit.

However, the Westfield sale raises a number of issues:

- sale of low yielding assets and replacement with higher yielding assets may increase short term earnings but does not necessarily add value. Inevitably, overall asset quality is diluted and there may be some offsetting adverse impact on yield;
- the three retail assets are high quality assets with proven performance over a long period of time. It would be very difficult to find replacement properties of equivalent quality (assuming capital was available). The net effect is a reduction in a unitholder's exposure to the retail property sector;
- GPT, along with most other listed property trusts, trades at a premium to net tangible asset ("NTA") backing. Prior to the announcement of the initial Lend Lease Proposal, the premium ranged between 5.8% and 18.8% with an average of 11.5%. It is possible that this premium may, in part, be due to differences between property valuers (who must reflect specific risk) and sharemarket investors who may require a lower rate of return because they can diversify risk. A meaningful proportion of that premium is likely to be attributable to GPT's portfolio of retail properties. Accordingly, any sale of GPT retail assets would need to be at well above valuation in order to avoid the risk of effectively diluting GPT's premium to NTA;
- an internalised GPT would have had day to day management control of the properties and their development. It will cede this role to Westfield Group which will assume the role of property manager and will be the developer for any refurbishment or extensions (subject to agreement for Sunshine Plaza);
- the sale of the 50% interest in Penrith Plaza and Woden Plaza may detract from the value of the remaining 50%; and
- each party has pre-emptive rights if the other wishes to sell although there are no "change of control" provisions.

Arguably, a preferable transaction structure might have been to raise the necessary capital to invest in the joint venture by either borrowing or by selling less prime assets from GPT's portfolio (or a mixture) although both of these have their own drawbacks (e.g. higher financial risk, lesser distribution benefits).

However, the Restructuring is a single interdependent package. Unitholders are not able to cherry pick between the various elements. In putting together the Restructuring, the independent directors were mindful of developing a transaction that not only provided superior value to the Stockland Offer, but one that was capable of being executed. Babcock & Brown's participation was conditional on GPT being able to deliver a reasonably certain outcome. In this context, the independent directors believed it was necessary to provide some level of certainty on Westfield Group's position.

- **The Restructuring should enhance distributions and market value relative to the status quo.**

GPT Management has prepared financial forecasts for GPT for the years ending 31 December 2005 and 2006 which indicate that, on a pro forma basis, distributions should increase significantly:

GPT – Pro forma Impact on Key Parameters

	Before Restructuring (per unit)	After Restructuring (per unit)	Change
Distribution for year ending 31 December 2005	22.9¢	24.4¢	+6.6%
Distribution for year ending 31 December 2006	23.6¢	27.5¢	+16.5%
Net tangible assets at 31 December 2004	$3.02	$3.00	-0.7%

The pro forma forecast for the year ending 31 December 2005 assumes that the Restructuring occurs on 1 July 2005. Accordingly, it includes only a six month effect.

The increase in distributions can be segmented into two components, the portion due to internalisation and the portion attributable to the joint venture and Westfield sale:

GPT – Analysis of Pro forma Increase in Distribution (2006)	
	Distribution per Unit
Internalisation	0.9¢
Joint venture/Westfield sale	3.0¢
Total change	**3.9¢**

In analysing the forecast increase in distributions it should be noted that the results for 2005 and 2006 include:

- branding fees from Westfield Group which cease after 2006; and
- a potentially significant top up payment from Babcock & Brown. Ultimately, the extent of the top up will depend on the speed with which the committed capital is fully invested.

The impact of the distribution uplift on the market value of GPT units is less certain as the transaction itself (e.g. the change in asset base, the lift in growth profile and the increase in gearing) may have some impact on the yield required by the market.

In the absence of the Restructuring or any other corporate transaction, Grant Samuel believes GPT units would trade at around $3.20-3.35. This price represents calendar year 2005 yields of 6.8-7.2% and 2006 yields of 7.0-7.4%. It also implies a yield of approximately 6.9-7.3% based on an average of forecast distributions for 2005 and 2006 (broadly equivalent to a financial year yield for 2006). This yield can be compared to other listed property groups:


Comparable Listed Properties Securities - 2006 Yield
Centro Properties
6.9%
CFS Gandel
7.0%
Westfield Group
7.1%
Stockland
7.1%
Investa Group
8.1%
Mirvac Group
8.3%

Source: Brokers reports, Grant Samuel analysis
Note: All yields are for year ending 30 June 2006

If the Restructuring is implemented, Grant Samuel expects that GPT units would trade in the range $3.61-3.81 assuming continuation of current market conditions. Based on the pro forma forecasts, this represents a yield of 7.2-7.6% for calendar year 2006 (equivalent to 7.0-7.4% for financial year 2006). The current price of around $3.65 is at the low end of this range.

- **The Restructuring follows extensive consideration of alternatives by GPT Management. While it will not appeal to all unitholders, this is largely a matter of individual preference.**

The independent directors of GPT Management have considered a range of alternative structures and counterparties over the last few months in order to develop alternatives to the Lend Lease Proposal and the Stockland Offer and to meet the objective of enhancing unitholder value. The Restructuring was determined to be the best available option to increase income growth rates without adding undue risk while preserving the opportunity for unitholders to receive a premium for control.

The Restructuring will not appeal to all unitholders, particularly those who:

- do not place significant value on having higher growth in income in the medium term (and higher risk) and would prefer the current low growth, secure domestic focus. Others may be concerned about the increased risk (financial, currency etc.). For these unitholders retention of the assets to be sold to Westfield Group would be more attractive than the joint venture; and/or
- are not interested in offshore diversification. Some unitholders are easily able to achieve that kind of diversification themselves and there is certainly a legitimate argument that investors are able to achieve diversification more efficiently than corporations.

For these unitholders, a potentially more attractive alternative (and one that is theoretically available) would be to reject the Restructuring and subsequently to encourage the board of GPT Management to undertake an internalisation alone. The Restructuring is not a "must do" transaction. While this is a valid strategy it must be recognised that:

- it would eliminate both the joint venture and the Westfield sale. The joint venture largely funded by the Westfield sale adds materially to annual distributions (approximately 16% in 2006) and to the growth profile (a medium term growth target of over 5% compared to around 3-4% without the Restructuring);
- there would be no guarantee that an internalisation would be able to be implemented. Internalisation requires unitholder approval and Westfield Group (currently a 6.5% unitholder) could vote against it and/or take other steps;
- the trading price of units following an internalisation alone is likely to be lower than where shares are currently trading (assuming speculation in relation to corporate activity abates) and where they are likely to trade if the Restructuring is implemented;
- the evidence of the last 18 months would indicate that most investors in listed property trusts want a higher level of growth than can be generated solely from "passive" property ownership and will accept the increased risk; and
- not all investors (especially small investors) can readily achieve geographic diversification on a fully informed basis and even many larger ones may have mandate restrictions.

For those unitholders that want the growth potential from the joint venture but judge the Westfield sale to be excessively disadvantageous, an alternative might be to reject the Restructuring and encourage GPT to undertake the internalisation and to implement the joint venture (which can be done without unitholder approval) without a sale to Westfield Group. However, such a strategy may be high risk:

- there would be no guarantee that an internalisation would be able to be implemented. Any form of internalisation requires unitholder approval and, as discussed above, Westfield Group could vote against it and/or seek other ways to prevent it occurring; and
- there is no guarantee that Babcock & Brown would still be prepared to implement the joint venture at that later stage or in a form equivalent to that currently agreed. While there is no apparent reason why it would not, Babcock & Brown may be concerned about deal certainty if

the Restructuring is initially rejected by GPT unitholders. GPT Management and its advisers believe that withdrawal by Babcock & Brown is highly likely in such circumstances.

- **A superior proposal remains a possibility but the prospects are fading as time passes.**

  The Stockland Offer has now lapsed. It is highly unlikely that there will be a new proposal from Stockland Trust.

  GPT has had extensive discussions and negotiations with Lend Lease since May 2004. This engagement has continued subsequent to the defeat of the Lend Lease Proposal and even up to recent days. Lend Lease has a vital interest in GPT (both through the management contracts and its development and construction services) and it is conceivable that Lend Lease could put forward a new proposal that is superior to the Restructuring. However, Lend Lease has had considerable opportunity to do so and, from a unitholder's perspective, it would be reasonable to assume that if no proposal is forthcoming by the time of the unitholder meeting to consider the Restructuring, there will not be one.

  In any event, an important feature of the Restructuring is that it creates no insurmountable impediment to any party to subsequently make a takeover offer for GPT or to any other merger or corporate activity initiated by GPT. GPT's register remains widely spread. The joint venture has no impact on governance, ownership or control of GPT itself. It is a simply an investment. Moreover, it could be unwound in the event of a takeover. Nevertheless, there are some issues for bidders or potential merger partners:

  - unwinding the joint venture may involve costs or otherwise be sub optimal. The bidder may lose the future upside from exposure to these assets; and
  - the Westfield sale may diminish the attractiveness of GPT's asset portfolio as its retail portfolio was one of its key features.

  However, in Grant Samuel's opinion, these issues are unlikely to deter a determined bidder or counterparty whose primary interest, even after the Restructuring, is likely to be the GPT assets based in Australia.

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Explanatory Memorandum issued by GPT Management in relation to the Restructuring.

Whether or not to approve the resolutions is a matter for individual unitholders, based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Unitholders will need to consider these consequences and, if appropriate, should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED
Grant Samuel & Associates

GPT

GENERAL PROPERTY TRUST

Financial Services Guide and Independent Expert's Report

in relation to

the Proposal to Internalise Management, Form a Joint Venture with Babcock & Brown and Sell Selected Assets to Westfield Group

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

2 May 2005

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GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") carries on business at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for GPT Management Limited ("GPT Management") as responsible entity for General Property Trust ("GPT") in relation to the proposal (the "Restructuring") to internalise management, create a joint venture with Babcock & Brown Limited ("Babcock & Brown") and sell selected assets to Westfield Group (the "GPT Report"), Grant Samuel will receive a fixed fee of $900,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 8.3 of the GPT Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of the GPT Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management (and associated entities including Lend Lease), Babcock & Brown (and associated entities) or Westfield Group that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Restructuring. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management (and associated entities including Lend Lease), Babcock & Brown and Westfield Group:

- *In December 2004, Grant Samuel prepared an independent expert's report in relation to the Stockland Offer;*
- *in November 2004, Grant Samuel provided independent advice to GPT Management as to whether the Stockland Offer was superior to the Lend Lease Proposal;*
- *in October 2004, Grant Samuel prepared an independent expert's report in relation to the Lend Lease Proposal;*
- *in May 2004, Grant Samuel prepared an independent expert's report in relation to the proposed merger of Westfield Holdings Limited, Westfield Trust and Westfield America Trust to form Westfield Group;*
- *in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;*
- *Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as responsible entity and manager of the Lend Lease US Office Trust;*

- *in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;*
- *in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by tender;*
- *Grant Samuel Property Pty Limited ("Grant Samuel Property"), a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT, managed by Lend Lease or owned or managed by Babcock & Brown or Westfield Group;*
- *Grant Samuel Property was retained as adviser to Westfield Holdings Limited in the renegotiation of its lease at 100 William Street, Sydney in 2003;*
- *Landauer Grant Samuel Pty Limited ("Landauer Grant Samuel") was retained by Westfield Trust to provide property valuations during the mid to late 1990s. These valuations were independent valuations. None of these valuations are current valuations and Landauer Grant Samuel is no longer retained to provide property valuations to Westfield Group; and*
- *the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.*

Grant Samuel is presently retained as an independent arbiter in relation to calculation of profit shares for a commercial development involving a number of parties. Babcock & Brown is a substantial shareholder in one of the parties. In addition:

- *one of the Grant Samuel executives involved in the preparation of this report holds a parcel of less than 1,000 shares in Lend Lease; and*
- *two executives of Grant Samuel and its related entities hold small parcels of securities in Westfield Group.*

Grant Samuel has no involvement with, or interest in the outcome of, the Restructuring, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $900,000 for the preparation of this report. This fee is not contingent on the outcome of the Restructuring. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993."

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the GPT Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

GRANT SAMUEL

Table of Contents

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1 Details of the GPT Restructuring

General Property Trust ("GPT") has been subject to corporate activity since May 2004. On 24 May 2004, Lend Lease Corporation Limited ("Lend Lease") announced its initial proposal to merge with GPT (the "Lend Lease Proposal"). On 6 August 2004, GPT Management Limited ("GPT Management"), as responsible entity for GPT, and Lend Lease announced agreed revised merger terms for the Lend Lease Proposal.

The resolution to approve the Lend Lease Proposal was considered at the GPT unitholders meeting on 17 November 2004 but did not receive the requisite 75% majority, with only 68.5% of votes cast in favour. Consequently, the Lend Lease Proposal lapsed. A contributing factor was the takeover offer for GPT announced by Stockland Trust Management Limited, as responsible entity for Stockland Trust ("the Stockland Offer") on 8 November 2004. Stockland Trust received minimal acceptances (less than 1%) for its takeover offer.

On 17 February 2005, following consideration of a number of alternatives, the independent directors of GPT Management announced a proposal to restructure GPT to create an independent self managed property investment group ("the Restructuring"). The Stockland offer was allowed to lapse shortly thereafter.

The Restructuring has three key elements:

- **Internalisation**

  The management of GPT will be internalised ("the internalisation") which will be achieved in one of two ways:

  - GPT Management will be replaced with a new responsible entity, Australian Diversified Funds Management Limited which will change its name to GPT RE Limited ("GPTREL"), that will in effect be beneficially, owned by GPT unitholders ("establishment"). GPT will make an interest free loan to GPT Management Company Trust to capitalise GPT Management Holdings Limited ("GPT Holdings") and facilitate the investment in the joint venture.

    GPT Holdings, which will own the new responsible entity, has two classes of shares - A class voting shares and B class income shares. The B class income shares will be 90% owned by GPT (through a sub trust) and 10% by a trustee on behalf of GPT unitholders. All A class shares will be owned by a trustee also on behalf of GPT unitholders. This structure ensures that GPT can internalise without jeopardising GPT's current tax status.

Internalisation by Establishment – Proposed Structure


100% beneficial interest
GPT Company Trust
Australian Property Assets
90% of B class shares
100% of A class shares
10% of B class shares
Interest in the joint venture
100% of GPTREL

The internalisation will be implemented by way of the establishment if:

- 50% of unitholders present and voting at the meeting of unitholders approve the resolution; and
- resolutions to implement the internalisation by way of a traditional stapling are not approved (see below); or

- GPT units will be "stapled" on a one for one basis to shares in GPT Holdings, which will own all the shares in GPTREL ("the stapling").

Internalisation by Stapling – Proposed Structure


100%
Australian Property Assets
Stapled
Interest in joint venture
Voyages Hotels Management
100% of GPTREL

GPT will make a special distribution of 15 cents per unit that will be applied on behalf of each unitholder to subscribe for shares in GPT Holdings. In conjunction with the stapling, GPT will undertake an internal restructure that will result in the acquisition of GPT's hotel management operation by GPT Holdings and the winding up of the former ownership structure for this operation.

If the stapling is implemented, GPT unitholders will hold the same number of shares in GPT Holdings as they hold GPT units. The shares and units will trade jointly on the Australian Stock Exchange ("ASX") as a single security. Stapling requires a 75% majority of unitholders to approve the resolution.

GPT is in discussions with Lend Lease regarding transition arrangements for management, including the transfer of personnel, software and other systems and data. No agreement has yet been reached, although GPT has made a provision of $45 million for payment to Lend Lease to facilitate the transition. GPT has prepared for the transition on the basis that no agreement is reached. The services of the senior management team have been secured (subject to approval of the Restructuring by unitholders). Employee retention arrangements are also expected to be put in place to ensure staff critical to the internalisation process or ongoing operations of GPT are secured. A number of options are being considered for new premises and support system providers have been approached to facilitate the transition.

- **Joint Venture with Babcock & Brown Limited**

GPT will form a 50/50 property joint venture ("the joint venture") with Babcock & Brown Limited ("Babcock & Brown"). Babcock & Brown is an Australian based investment and advisory business with 18 offices across Australia, the United States, Europe, Asia and Africa. Babcock & Brown is listed on the ASX and has a market capitalisation of approximately $2.2 billion. The main activities of the joint venture will be:

- global real estate investment, trading and development in a broad range of asset classes and geographic markets; and
- establishment of a real estate funds management business managing both listed and wholesale products in Australia.

The joint venture will initially be capitalised at $1 billion. Of this, GPT will contribute $700 million as preferred capital and $200 million as ordinary capital (for a 50% share of the ordinary capital) while Babcock & Brown will contribute $100 million as ordinary capital (for a 50% share). It is envisaged that a further $400 million will be injected as equity into the joint venture within 18 months. GPT will contribute 80% of this additional equity funding as preferred capital with the balance being contributed equally by GPT and Babcock & Brown. If further equity is invested, the terms of the investment will be agreed at that time. GPT will limit its investment in the joint venture to the greater of $1.26 billion and 15% of GPT's total assets.

The joint venture will initially focus on its investing activities in Europe. It will immediately acquire interests in eight properties which Babcock & Brown either owns or has secured (the "initial portfolio"). The initial portfolio has an acquisition cost of approximately €685 million ($1.1 billion). Babcock & Brown has identified a number of potential investment opportunities with a value in excess of €1.0 billion ($1.7 billion) that are being considered for the joint venture.

A more detailed description of the joint venture is set out in Section 4.

- **Asset Sales to Westfield Group**

  If the internalisation is approved by GPT unitholders, GPT will sell partial interests in three of its Australian shopping centres to the Westfield Group for $744 million to fund its investment in the joint venture ("the Westfield sale"). This transaction involves the sale of:

  - a 50% interest in Penrith Plaza, Sydney;
  - a 50% interest in Woden Plaza, Canberra; and
  - a 25% interest in Sunshine Plaza, Maroochydore.

  After completion, Westfield Group will take over responsibility for property management of the assets (subject to the consent of the co-owner, Australian Prime Property Fund ("APPF") which is managed by Lend Lease in the case of Sunshine Plaza). The sale of the 25% interest in Sunshine Plaza is subject to pre-emptive rights in favour of APPF.

  A more detailed description of the Westfield sale is set out in Section 5.

Unitholders will be asked only to approve the internalisation by way of establishment as an ordinary resolution. If that is approved, they will then be asked to approve the stapling which will require a special majority of 75%. Approval of the internalisation (by either establishment or stapling) will then trigger implementation of the joint venture and the Westfield sale as both of these transactions have been made conditional on the internalisation proceeding. While in the normal course the joint venture and the Westfield sale could be undertaken by GPT without unitholder approval, the independent directors of GPT Management decided to provide unitholders with the right to vote on a complete alternative to the Lend Lease Proposal and the Stockland Offer, so as to ensure there was a clear mandate to implement all of the elements.

2 Scope of the Report

2.1 Purpose of the Report

There is no statutory requirement for GPT Management, as responsible entity for GPT, to obtain any form of independent report in relation to the Restructuring (or even just the internalisation). However, the directors of GPT Management who are not associated with Lend Lease or Babcock & Brown ("the independent directors of GPT Management") have decided to engage Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in Grant Samuel's opinion, the Restructuring is in the best interests of GPT unitholders.

The independent directors of GPT Management previously engaged Grant Samuel to prepare independent expert's reports on the Stockland Offer and the Lend Lease Proposal. Those reports were despatched to GPT unitholders by GPT Management in December 2004 and October 2004 respectively. Following the announcement of the Stockland Offer, Grant Samuel was also asked by the independent directors of GPT Management to provide an independent opinion as to whether the Stockland Offer was superior to the Lend Lease Proposal. Grant Samuel concluded that the Stockland Offer was not superior to the Lend Lease Proposal and was in fact inferior to it.

This report has been prepared by Grant Samuel to assist the independent directors of GPT Management in making their recommendation to GPT unitholders in relation to the Restructuring. The sole purpose of this report is as an expression of Grant Samuel's opinion in relation to the Restructuring. A copy of this report is to accompany the Explanatory Memorandum to be despatched to GPT unitholders by GPT Management.

This report contains general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Explanatory Memorandum issued by GPT Management in relation to the Restructuring.

Whether or not to vote in favour of the Restructuring is a matter for individual unitholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Unitholders who are in doubt as to the action they should take in relation to the Restructuring should consult their own professional adviser.

2.2 Basis of Evaluation

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission ("ASIC")) issued Policy Statement 75 which established certain guidelines in respect of independent expert's reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

In Grant Samuel's opinion, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Restructuring is to assess the overall impact on the unitholders of GPT and to form a judgement as to whether the expected benefits outweigh any disadvantages and risks that might result.

In forming its opinion as to whether the Restructuring is in the best interests of GPT unitholders, Grant Samuel has considered the following:

- the basis and implications of the internalisation;
- the terms of joint venture and Westfield sale and their implications of the risk/return profile of GPT;
- the likely market rating of units in GPT following implementation of the Restructuring;
- the impact on earnings, distributions and net tangible assets;
- the likelihood of alternative transactions emerging which could realise better value;
- any other advantages and benefits arising from the Restructuring; and
- the costs, disadvantages and risks of the Restructuring.

2.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Explanatory Memorandum to be dated on or about 2 May 2005 and issued by GPT Management as responsible entity of GPT;
- annual reports of GPT for the five years ended 31 December 2004;
- press releases, public announcements, media and analyst presentation material and other public filings by GPT, Babcock & Brown and Westfield Group including information available on the websites of each entity;
- brokers' reports and recent press articles on GPT, Babcock & Brown, the property trust sector and the real estate development and construction industry in Australia and Europe; and
- sharemarket data and related information on Australian and international companies engaged in the property trust sector.

Non Public Information provided by GPT Management

- the Heads of Agreement between Babcock & Brown and GPT Management dated 17 February 2005;
- the Joint Venture Framework Agreement and Implementation Deed between Babcock & Brown and GPTREL, the proposed new responsible entity dated on or about 29 April 2005;
- Westfield Sale Agreements, Co-Ownership Agreements, Management Agreements and Development Agreements;
- independent valuations of the properties owned by GPT to be sold to Westfield Group;
- independent valuations of the properties that are proposed to comprise the initial portfolio;

- the four year financial model for the joint venture prepared by Babcock & Brown and GPT's adapted version of this model ("the JV Model");
- various due diligence reports prepared by GPT's advisers in relation to the joint venture and initial portfolio; and
- other confidential documents, board papers, presentations and working papers.

Grant Samuel has held discussions with, and obtained information from, senior management of Babcock & Brown and GPT Management and its advisers. Representatives of Grant Samuel have also inspected a number of the properties that are proposed to comprise the initial portfolio.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by Babcock & Brown and GPT Management and its advisers. Grant Samuel has considered and relied upon this information. Babcock & Brown and GPT Management have represented in writing to Grant Samuel that to their knowledge the information provided by them (but only that information related to each of them) was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary and appropriate for the purposes of forming an opinion in relation to the Restructuring. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. "Due diligence" on the initial assets to be contributed to the joint venture is the responsibility of GPT Management and its management and directors and is beyond the scope of an independent expert. GPT Management engaged a number of advisers to undertake due diligence including PricewaterhouseCoopers Ltd, Allens Arthur Robinson and various technical property consultants. Grant Samuel has assumed the directors of GPT Management have satisfied themselves in relation to due diligence matters. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review reflecting commercial judgements rather than a detailed audit, verification or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of GPT. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included the financial information on GPT and the joint venture contained in the Explanatory Memorandum issued by GPT Management in relation to the Restructuring. This information included the stand alone and pro forma forecast financial

performance and distribution statement for the years ending 31 December 2005 and 2006 for GPT (the "GPT Forecasts"). In turn, the GPT forecasts are based, in part, on the forecasts in the JV model ("the JV forecasts"). GPT Management is responsible for this financial information.

Grant Samuel has used and relied on the GPT Forecasts and the JV Forecasts for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, for the purposes of the Restructuring, the GPT Forecasts were subject to review by PricewaterhouseCoopers Securities Ltd. The Independent Accountant's Report is set out in Section 7 of the Explanatory Memorandum. On this basis, Grant Samuel considers that there are reasonable grounds to believe that the GPT Forecasts have been prepared on a reasonable basis.

However, the achievability of the GPT Forecasts and the JV Forecasts is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

Grant Samuel has not valued any of the properties that comprise the initial portfolio, the assets under consideration by the joint venture for investment or the properties to be sold to Westfield Group and, for the purposes of this report, has relied on:

- the independent property valuations commissioned by GPT Management and Babcock & Brown for the purposes of the Restructuring. A summary of the valuation reports prepared in relation to the joint venture's initial portfolio is set out in Section 10 of the Explanatory Memorandum; and

- the independent property valuations of the three retail centres to be sold to Westfield Group prepared for the purposes of GPT's financial statements as at 31 December 2004 (which were prepared as at 31 December 2004 except for some minor assets).

Grant Samuel provides no warranty, guarantee or assurance that the properties acquired by the joint venture:

- have or will have a realisable value equal to or greater than their purchase price; or

- will generate the returns forecast in the JV model or sufficient returns to meet the expected returns for the joint venture itself.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;

- the information set out in the Explanatory Memorandum issued by GPT Management to GPT unitholders is complete, accurate and fairly presented in all material respects;

- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

- the Restructuring will be implemented in accordance with its terms; and

- the legal mechanisms to implement the Restructuring are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of General Property Trust

3.1 Background

GPT is one of the largest listed property trusts in Australia with a market capitalisation of approximately $7.4 billion prior to the announcement of the Restructuring. GPT's diversified portfolio consists of over 60 properties across Australia with a total book value of approximately $9.0 billion as at 31 December 2004.

GPT was formed by Lend Lease in 1959 as the First National Buildings Trust and was listed on the ASX in 1971. It is Australia's longest standing listed property trust. The responsible entity of GPT is GPT Management, a wholly owned subsidiary of Lend Lease. Lend Lease also provides a range of other services to GPT including retail development management, property management and leasing and project management and construction.

Historically, GPT has had a low growth profile due to its focus on low risk assets, diversification and low gearing ratio. In more recent times, demand for property securities generating higher growth resulted in GPT entering relatively higher risk property sectors such as hotels in 1997, bulky goods centres (Homemaker City centres) in 2001 and masterplanned urban communities in 2003. Over the same period, GPT has modestly increased its gearing.

GPT has been subject to takeover activity since May 2004 as described in Section 1 of this report.

3.2 Property Portfolio

3.2.1 Overview

GPT's $9.0 billion portfolio consists of interests in over 60 properties across the retail, office, industrial/business park, hotel/tourism and masterplanned urban community property sub-sectors in Australia. The portfolio includes mainly wholly-owned properties with 12 properties held under co-ownership arrangements.

The portfolio is weighted towards the retail sector and New South Wales:

GPT – Portfolio Diversification by Value as at 31 December 2004


Asset Type
Industrial/
Business Park
4%
Hotel/Tourism
9%
Retail
53%
Office
34%
Geographic
Australian
Capital
Territory
6%
Western
Australia
1%
Northern
Territory
8%
Queensland
12%
New South
Wales
50%
Victoria
23%

Source: GPT Management

As at 31 December 2004, GPT's top ten property tenants represented 22% of GPT's total gross property income, with no one tenant representing more than 6%. Major tenants include Coles Myer, Woolworths, National Australia Bank, ANZ Banking Group and Telstra.

GPT has its properties independently valued on a three year rolling basis and at other times as necessary. During the year ended 31 December 2004, revaluations totalling approximately $595 million were recorded. The retail portfolio was revalued up by approximately $638 million which was offset by a net fall in value across other assets in the portfolio.

A brief overview of GPT's portfolio is set out in the following sections.

3.2.2 Retail Portfolio

GPT's $4.7 billion retail portfolio consists of interests in 27 properties representing approximately 790,000m² of shopping centres and 186,000m² of Homemaker City centres. The portfolio includes 24 wholly owned properties and three held under co-ownership arrangements. All properties are managed by Lend Lease.

A summary of the retail portfolio as at 31 December 2004 is set out below:

GPT – Retail Portfolio as at 31 December 2004						
Property/Location		Date of Acquisition[1]	GPT Ownership	Gross Lettable Area[2] (000m²)	Book Value of Interest ($ millions)[3]	Portfolio Composition (by value)
New South Wales	Penrith	Jun 1971	100%	77.5	704.9	14.8%
	Newcastle	Dec 1977	100%	50.5	397.8	8.4%
	Central Coast	Jun 1992	50%	108.4	387.7	8.2%
	Other (4)	Various	Various	144.2	656.7	13.8%
Northern Territory	Darwin	Oct 1973	100%	52.6	330.0	7.0%
Queensland	Maroochydore	Dec 1992	50%	72.5	281.8	5.9%
Victoria	Melbourne[4]	May 1999	100%	56.0	440.0	9.3%
	Other (3)	Various	100%	137.4	517.3	10.9%
Western Australia	Perth	Jul 1996	100%	19.3	95.7	2.0%
Australian Capital Territory	Canberra	Feb 1986	100%	71.5	484.0	10.2%
Homemaker City portfolio	NSW/VIC/QLD (12)	Nov 2001	100%	185.7	449.6	9.5%
Total retail portfolio				**975.6**	**4,749.5**	**100.0%**

Source: GPT Management

GPT's retail portfolio is relatively concentrated by value and geography. Four properties account for approximately 43% of retail portfolio value, with the single largest property (at Penrith Plaza in Sydney) accounting for 15% of retail portfolio value. The retail portfolio is strongly weighted towards New South Wales, representing 47% of the retail portfolio value. Victoria is the second most important market accounting for 23% of the total retail portfolio by value, followed by Queensland with approximately 11%.

The retail properties are largely regional shopping centres (77%) with the balance comprised of sub regional (10%), homemaker (10%) and community (3%). GPT is the largest owner of homemaker centres in Australia, which are largely focused on the fast-growing bulky goods retail sector. The Homemaker City portfolio consists of 12 centres in South East Queensland (57% of portfolio value), Melbourne (26%) and Sydney (17%).

GPT anticipates developments of new and existing retail centres to be a key driver of future growth and has identified a development pipeline for the next four years of over $1 billion. Two properties are currently being redeveloped, Penrith Plaza (at a cost of $140 million) and Macarthur Square (at an approximate cost of $100 million for GPT's 50% share). A number of further developments are expected to commence in the next 12-18 months

1 Acquisition date is the date of acquisition of the original interest in the asset.

2 Gross lettable area as at 31 December 2004.

3 Book value is equal to the latest independent valuation (if valued in the past 12 months) or Directors' valuation (if not valued in the past 12 months or if capital expenditure has been undertaken).

4 Melbourne Central is a mixed-use facility, qualifying under two asset classes – retail and office. The value of Melbourne Central has been allocated 62% Retail ($444.0m) and 38% Office ($271.7m).

including the creation of a new town centre at the Rouse Hill Regional Centre (at a cost of approximately $300-350 million).

3.2.3 Office Portfolio

GPT's office portfolio consists of 13 Premium and A-Grade property locations representing over 764,000m² of office space. The portfolio properties are wholly owned except for six which are held under co-ownership arrangements. The office properties are managed by parties other than Lend Lease.

A summary of the office portfolio as at 31 December 2004 is set out below:

GPT – Office Portfolio as at 31 December 2004

Property/Location		Date of Acquisition	GPT Ownership	Net Lettable Area (000m²)	Book Value of Interest ($ millions)	Portfolio Composition (by value)
New South Wales	Sydney	Jun 2000	50%	112.0	540.7	17.7%
	Sydney	Jul 2001	50%	73.9	286.5	9.3%
	Sydney	Apr 1987	50%	74.6	286.5	9.3%
	Sydney	Dec 2003	25%	86.6	256.3	8.3%
	Other (3)	Various	Various	108.4	498.2	16.2%
Queensland	Brisbane	Apr 1984	100%	61.0	265.9	8.6%
	Brisbane[5]	Nov 1997	50%	32.9	46.1	1.5%
Victoria	Melbourne	Jul 1996	100%	71.7	321.1	10.4%
	Other (2)[6]	Various	100%	127.6	527.5	17.1%
Australian Capital Territory	Canberra	Jul 1996	100%	15.5	50.1	1.6%
Total office portfolio				**764.2**	**3,078.9**	**100.0%**

Source: GPT Management

Approximately 61% of the office portfolio by value is located in Sydney and, as a consequence, GPT's office portfolio is exposed to the underlying office leasing fundamentals in the Sydney market. Occupancy has weakened in recent years to 93.7%, influenced by the prevailing soft market conditions.

The four largest properties account for approximately 47% of total office portfolio value. The largest single property, located in Sydney, accounts for 18% of the office portfolio value. As at 31 December 2004, the portfolio had a weighted average unexpired lease term of 6.4 years. Approximately 8.1% of the office leases (by net lettable area) expire in 2005 with 53.1% beyond 2009.

3.2.4 Hotel/Tourism Portfolio

The hotel/tourism portfolio provides GPT with an exposure to the Australian tourism sector. The portfolio accounts for approximately 9% of GPT's total portfolio value and consists of interests in 13 properties with over 2,400 guest rooms. All properties are wholly-owned except for one which is held under a co-ownership arrangement.

5 The Brisbane Transit Centre is a mixed-use facility, qualifying under two asset classes – office and hotel. The value of the Brisbane Transit Centre has been allocated 83% Office ($46.1 million) and 17% Hotel/Tourism ($9.5 million).

6 Including the office portion of Melbourne Central.

A summary of the hotel/tourism portfolio as at 31 December 2004 is set out below:

GPT – Hotel/Tourism Portfolio as at 31 December 2004						
Property/Location		Date of Acquisition	GPT Ownership	Total Rooms	Book Value of Interest ($ millions)	Portfolio Composition (by value)
New South Wales	Sydney	May 2000	100%	630	144.7	18.6%
Northern Territory	Uluru	Dec 1997	100%	905	383.9	49.5%
	Wildman River	Jun 2001	100%	na[7]	0.6	-
Queensland	Far North Queensland (3)	Mar 2002	100%	120	19.8	2.6%
	Brisbane[8]	Nov 1997	50%	192	9.5	1.2%
Voyages Lodges	Queensland/ Tasmania (9)	Jul 2004	100%	586	218.1	28.1%
Total hotel/tourism portfolio				**2,433**	**776.6**	**100.0%**

Source: GPT Management

The hotel assets in Sydney and Brisbane are operated by Starwood Hotels and Resorts and Holiday Inn respectively. Each of the resorts is managed by Voyages Hotels & Resorts Pty Limited ("Voyages"), beneficial ownership of which rests with unitholders in GPT. Voyages also has ancillary touring operations in the Northern Territory and Queensland.

3.2.5 Industrial/Business Park Portfolio

GPT's industrial/business park portfolio comprises interests in ten properties in NSW (62% of value) and Victoria (38% of value). Other than one asset, of which GPT owns 50%, the properties are wholly owned. Total net lettable area is approximately 257,000m^2, although undeveloped land could accommodate a further 350,000m^2 of lettable space.

A summary of the industrial/business park portfolio as at 31 December 2004 is set out below:

GPT – Industrial/Business Park Portfolio as at 31 December 2004						
Property/Location		Date of Acquisition	GPT Ownership	Net Lettable Area (000m^2)	Book Value of Interest ($ millions)	Portfolio Composition (by value)
New South Wales	Sydney	May 1998	100%	41.9	59.3	18.1%
	Other (7)	Various	100%	82.8	145.5	44.4%
Victoria	Melbourne	Aug 1994	100%	104.1	62.1	18.9%
	Melbourne	Oct 2003	50%	28.1	60.9	18.6%
Total industrial/business park portfolio				**256.9**	**327.8**	**100.0%**

Source: GPT Management

Approximately 17% of the value of the portfolio relates to pure office properties as part of a business park with the balance of properties having an industrial use. The portfolio has an average lease term of 5 years and is currently 99.5% occupied. Approximately 7.1% of net lettable area of the portfolio is subject to leases that expire in 2005 with 30% beyond 2009. The industrial/business park properties are managed by parties other than Lend Lease.

[7] Wildman River is an undeveloped site.

[8] Including the hotel/tourism portion of Brisbane Transit Centre.

3.2.6 Masterplanned Urban Communities Portfolio

GPT entered the masterplanned urban communities sector in 2003 as part of a joint venture with Lend Lease Developments Pty Limited ("Lend Lease Development"). Lend Lease Development focuses on the development of large scale, medium to high density, mixed use urban communities. Under the joint venture agreement, GPT shares in the development profits of those projects in which it invests.

To date, GPT has invested in two joint venture projects with Lend Lease Development (Twin Waters Resort and Rouse Hill Regional Centre) for an initial capital outlay of $22 million and a maximum capital exposure of $68 million over the life of the two projects.

A summary of the masterplanned urban communities portfolio as at 31 December 2004 is set out below:

GPT – Masterplanned Urban Communities Portfolio as at 31 December 2004

Property/Location		Name	Acquired/ Secured	Number Lots/ Dwellings	Development Period	First Sales
New South Wales	Sydney	Rouse Hill Regional Centre	Oct 2003	1,500	10 years	Jan 2005
Queensland	Sunshine Coast	Twin Waters Resort	Oct 2003	370[9]	7 years	Aug 2004
Total masterplanned urban communities portfolio				**1,870**		

Source: GPT Management

9 The number of lots may increase in future years subject to development approvals.

3.3 Earnings and Distributions

The historical financial performance of GPT for the five years ended 31 December 2004 and the forecasts for the two years ending 31 December 2006 are summarised below:

GPT – Financial Performance ($ millions)

	Year end 31 December						
	2000 actual	2001 actual	2002 actual	2003 actual	2004 actual	2005[10] forecast	2006[10] forecast
Net rental income	481.6	515.2	568.5	605.9	660.6		
Property outgoings	(108.3)	(126.8)	(138.9)	(147.8)	(157.5)		
Net property income	**357.5**	**388.4**	**429.6**	**458.1**	**503.1**		
Share of associates net profit after tax	22.8	41.0	59.0	63.7	88.3		
Other income[11]	2.4	1.9	(5.6)	1.3	0.9		
Net income	**382.9**	**431.3**	**483.0**	**523.1**	**592.3**	**651**	**704**
Responsible entity fees	(28.2)	(29.3)	(33.9)	(25.6)	(35.5)	(37)	(39)
Other expenses	(5.6)	(5.0)	(5.8)	(6.6)	(6.6)	(6)	(6)
Costs of merger proposals	-	-	-	-	(16.5)	-	-
Net borrowing costs	(32.1)	(32.0)	(57.2)	(70.7)	(107.3)	(146)	(183)
Total expenses	**(65.9)**	**(66.9)**	**(96.9)**	**(102.9)**	**(165.9)**	**(189)**	**(228)**
Net profit attributable to unitholders	**317.0**	**364.4**	**386.1**	**420.2**	**426.4**	**462**	**476**
Transfer (to) capital profits reserve	-	(1.9)	5.6	-	18.2	-	-
Movement in undistributed income	0.5	0.3	0.5	0.7	7.6	-	-
Distributable income	**317.5**	**362.8**	**392.2**	**420.9**	**452.2**	**462**	**476**
Statistics							
Earnings per unit[12]	*19.3¢*	*19.7¢*	*20.4¢*	*21.6¢*	*22.0¢*	*22.9¢*	*23.6¢*
Distribution per unit	*19.3¢*	*19.7¢*	*20.4¢*	*21.2¢*	*22.0¢*	*22.9¢*	*23.6¢*
Distribution payout ratio	*100%*	*100%*	*100%*	*98%*	*100%*	*100%*	*100%*
Growth in distributions per unit	*1.0%*	*2.1%*	*3.6%*	*3.9%*	*3.8%*	*4.1%*	*3.1%*
Tax free amount of distribution[13]	*1.82¢*	*0.45¢*	-	-	-	-	-
Tax deferred amount of distribution[14]	*4.81¢*	*6.22¢*	*9.33¢*	*9.65¢*	*9.88¢*	*na[15]*	*na*
% of distribution tax advantaged	*34.4%*	*33.9%*	*45.7%*	*45.5%*	*44.9%*	*na*	*na*
Distribution yield[16]	*7.0%*	*7.0%*	*6.9%*	*7.1%*	*5.9%*	*na*	*na*

Source: GPT Management, Explanatory Memorandum

Net property income has grown consistently over the last four years, with compound average growth of 8.9% per annum for the four years ended 31 December 2004. This growth has been driven by various factors including acquisitions, redevelopment of retail assets to improve returns and strong operating performances from the retail shopping centres over recent years as well as the shift towards higher risk property sectors (such as hotels).

10 Disclosure is on the same basis as the Explanatory Memorandum. Commentary on the assumptions underlying the standalone GPT Forecasts for the two years ending 31 December 2006 are set out in Section 6 of the Explanatory Memorandum. The GPT Forecasts excludes estimated transaction costs relating to the Restructuring and to the Stockland Offer. However, distributions are not expected to be affected as GPT expects to transfer an equivalent amount from capital profits reserve.

11 Includes profit and losses on asset sales.

12 Excludes earnings from asset sales, transfers from reserves and costs associated with merger proposals.

13 The tax free amount of the distribution is not included in a unitholder's assessable income. From 1 July 2001, tax free distributions arising as a consequence of building allowance deductions are treated as tax deferred.

14 The tax deferred amount of the distribution is not included in a unitholder's assessable income.

15 na = not available.

16 Distribution yield is based on period end unit prices.

Acquisitions and the retail development pipeline underpinned net property income growth in 2004. During 2004, GPT acquired Darling Park Stage 3 in Sydney, a site adjoining Homemaker City Fortitude Valley in Brisbane and properties at Homebush Bay. In addition, GPT (in conjunction with Voyages) acquired the Nature-Based Resorts (now called Voyages Lodges) from P&O Australia for $218 million in July 2004.

Net income includes GPT's share of net profit from joint ventures. The increased contribution from joint ventures over the past five years primarily reflects the acquisition of assets under co-ownership arrangements.

Growth in responsible entity fees approximates the growth in assets and income for the three years to 31 December 2002. From 1 January 2003, the annual responsible entity fee was reduced from 0.55% of gross assets to a base fee of 0.40% of gross assets plus a six monthly performance fee equal to 5% of GPT's outperformance of the S&P/ASX Property 200 Accumulation Index (subject to a cap of 0.275% of the GPT gross assets). As GPT did not outperform the index in 2003, no performance fee was paid and total responsible entity fees declined. A performance fee of approximately $3.5 million was paid by GPT to GPT Management in respect of the six months to 30 June 2004. No performance fee was payable in respect of the six months to 31 December 2004.

Net profit attributable to unitholders grew over the four years to 31 December 2004 by 7.7% per annum (compared to property income growth of 8.9% per annum) reflecting the funding costs of investments. Distributions per unit grew at an even lower rate of 3.3% per annum because of the effect of capital raisings used to fund investment activities.

The result for the year ended 31 December 2004 includes costs associated with the various merger and takeover proposals totalling $16.5 million. These costs have not impacted distributions in 2004 as an equivalent amount was transferred from capital profits reserve.

Under current tax legislation, GPT is not liable for Australian income tax (including capital gains tax) provided that it distributes all of its distributable income to unitholders.

The forecasts for GPT on a stand alone basis are set out in detail in Section 6 of the Explanatory Memorandum. PricewaterhouseCoopers Ltd has reviewed the forecasts. In summary, GPT is forecasting an increase in net property income of 9.9% in 2005 and 8.1% in 2006. This growth is expected to be driven by:

- the full year impact of a number of projects recently acquired (eg the Voyages Lodges and Darling Park Stage 3);
- the completion of the development and expansions of a number of GPT's shopping centres (eg Melbourne Central, Penrith Plaza, Macarthur Square);
- continued management of vacancies within the office portfolio; and
- the continued development of the residential master planned urban communities assets.

However, net profit attributable to unitholders (and distributions per unit) are only forecast to grow by 4.1% in 2005 (before costs of merger proposals) and 3.1% in 2006. The lower net profit reflects a significant increase in borrowing costs associated with the funding of the new assets acquired (in 2004) or development activities.

The forecasts for 2005 exclude all costs associated with the Restructuring. These are estimated to be approximately $50 million ($40 million if the Restructuring does not proceed). While these will reduce reported net profit, GPT expects to utilise retained earnings and/or make a transfer from capital of an equivalent amount to ensure distributions in 2005 are not reduced.

3.4 Financial Position

The financial position of GPT as at 31 December 2004 is summarised below:

GPT – Financial Position ($ millions)	
	As at 31 December 2004 actual
Cash	50.9
Receivables and prepayments	72.4
Investment properties	8,866.2
Investments in master planned urban communities (equity accounted)	11.5
Other assets	96.0
Total assets	**9,097.0**
Payables	(192.1)
Borrowings	(2,698.6)
Distribution payable	(112.9)
Total liabilities	**(3,003.6)**
Net assets	**6,093.4**
Statistics	
Net borrowings	*$2,647.7 m*
NTA[17]	*$6,093.4 m*
NTA per unit	*$3.02*
Gearing (net borrowings/(total assets less cash)	*29.3%*
Gearing (total borrowings/total tangible assets)	*29.7%*

Source: GPT Management

As at 31 December 2004, GPT's investment property assets (including investments in masterplanned urban communities) totalled approximately $9 billion, including assets under re-development.

GPT has increased gearing (total borrowings/total assets) in recent years to its current level of 29.7%. This is in line with GPT's target gearing range of 30-40% of total assets, but below the sector average of around 37%. All borrowings are Australian dollar denominated. GPT diversifies the maturity profile of its debt portfolio and actively manages its interest rate exposure with only 7% of borrowings exposed to floating interest rates as at 31 December 2004. As at 31 December 2004, there were unrealised losses on interest rate swaps totalling $15.5 million.

NTA grew by 14.6% ($0.29 per unit) during the year ended 31 December 2004 due to positive revaluations across the retail portfolio (10.9%) and from the issue of equity (3.7%).

[17] NTA is net tangible assets.

3.5 Capital Structure and Ownership

As at 15 April 2005, GPT had 2,016,716,610 ordinary units on issue.

The top ten unitholders in GPT hold over 65% of the ordinary units on issue and, apart from Lend Lease and Westfield Group, are predominantly institutional investors. The substantial unitholders in GPT at 15 April 2005 were:

GPT – Substantial Unitholders as at 15 April 2005[18]

Unitholder	Number of Units	Percentage Interest
Westfield Group	131,755,640	6.53%
Commonwealth Bank of Australia	119,524,607	5.93%
Barclays Group	108,821,496	5.40%

Source: GPT Management, IRESS

The GPT Split Trust ("Split Trust") held 18,482,345 units in GPT as at 15 April 2005. For each GPT unit held by the Split Trust there is one income unit and one growth unit, both listed on the ASX. The Split Trust was established in 1984 to allow investors to gain exposure to either units with an income (income units) or growth (growth units) orientation during a period of high inflation. The Split Trust operates a facility which allows unitholders to effectively exchange an equal number of income units and growth units which are held in the same name for an equivalent number of the GPT ordinary units currently held by the Split Trust. In the year ended 31 December 2004 1,276,970 GPT ordinary units were exchanged for the same number of Split Trust income and growth units.

3.6 Unit Price History

A summary of the price and trading history of GPT units since 1 January 2000 is set out below:

GPT – Unit Price History

Period	Unit Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2000	2.92	2.28	2.77	13,402	576
2001	2.87	2.56	2.83	23,328	687
2002	2.97	2.66	2.97	28,999	703
2003	3.16	2.70	2.99	30,146	912
2004	3.80	2.92	3.74	34,195	1,123
Month ended					
31 Jan 2005	3.93	3.71	3.87	22,876	919
28 Feb 2005	3.91	3.65	3.66	27,672	1,417
31 Mar 2005	3.71	3.47	3.55	28,972	1,183
30 Apr 2005 (to 22 Apr)	3.70	3.51	3.69	31,071	1,250

18 Lend Lease also potentially holds a relevant interest in GPT that would make it a substantial unitholder. As at October 2004, Lend Lease had a direct unitholding of 17.3 million units (0.9%), a relevant interest in 97.6 million units (4.8%) managed on behalf of clients of Resolution Capital Limited (a company in which Lend Lease has a 50% interest) and a relevant interest in 19.6 million units (1.0%) held by the GPT Split Trust. Lend Lease has not lodged a substantial shareholding notice, although its current direct unitholding is 27.7 million units.

The following graph illustrates the movement in the GPT unit price and trading volumes since January 2000:


GPT - Unit Price and Trading Volumes
(January 2000 - April 2005)
Stockland Offer lapses
Restructuring announced
Stockland Offer announced
Initial Lend Lease Proposal announced
Merger proposal for Westfield Group announced
Unit Price ($)
Weekly Volume (000s)
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2.20
120,000
100,000
80,000
60,000
40,000
20,000
0
Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05
Volume
GPT unit price
NTA/unit (reported)

Source: IRESS, GPT Management

Units in GPT had traded in the range of $2.28 to $3.16 in the four and a half years prior to announcement of the initial Lend Lease Proposal on 24 May 2004 (and in the range of $2.71 to $3.16 in the twelve months prior to 24 May 2004). While the unit price exhibits some volatility, it has trended upwards moderately over the period. This modest growth reflected the initial growth in distributions per unit over the same period. The unit price increased dramatically (approximately 12%) upon the initial announcement of the Lend Lease Proposal on 24 May 2004.

Since then unit trading has been influenced by the corporate activity associated with GPT. A summary of price movements of GPT units since the announcement of the initial Lend Lease Proposal is set out below:

GPT - Recent Unit Price History

Period	Initial Lend Lease Proposal (24 May 2004)	Final Lend Lease Proposal (8 Aug 2004)	Stockland Offer (8 Nov 2004)	Restructuring (17 Feb 2005)	Current (22 Apr 2005)
Closing price day after	$3.42	$3.51	$3.71	$3.87	-
Closing price day before	$3.05	$3.49	$3.73	$3.77	$3.69
Week prior [19]	$3.05	$3.50	$3.69	$3.83	$3.66
Month prior [19]	$3.02	$3.51	$3.72	$3.67	$3.57
Low-high range [20]	$2.93-3.11	$3.45-3.55	$3.66-3.80	$3.67-3.93	$3.47-3.70 [21]

Source: IRESS

[19] Volume weighted average prices shown. Week = 5 trading days prior. Month = calendar month.

[20] Low-high range for the month prior to the relevant announcement date.

[21] Since announcement of the Restructuring on 17 February 2005 to 22 April 2005.

GPT's units have traded at a premium to NTA since mid 2000. In the 18 months prior to the announcement of the initial Lend Lease Proposal, the premium ranged between 5.8% and 18.8% with an average of 11.5%. A premium to NTA is relatively common for listed trusts (despite leakage of management fees) as a result of:

- the lag between the carrying value of assets (which are independently valued at regular intervals, usually every three years) and current value;
- the level of unrecognised profits inherent in development portfolios;
- differences in approach between property securities investors (who are focussed on yield relative to alternatives) and property valuers; and
- value created by having an integrated portfolio of properties (and the risk effects of diversity) compared to the value of individual properties.

The considerable market speculation regarding corporate activity associated with GPT would have contributed to the higher premium in the last 12 months.

4 Profile of the Joint Venture

4.1 Overview

The main activities of the joint venture will be:

- real estate investment, trading and development in a broad range of asset classes and geographic markets, initially focused on Europe; and
- establishment of a real estate funds management business managing both listed and wholesale products in Australia. As part of these arrangements, GPT and Babcock & Brown intend to explore the creation and establishment of a hotel fund comprising Tourism Asset Holdings Limited and GPT's interests in hotels and luxury resorts in Australia.

The joint venture partners will contribute an initial $1 billion to invest in a portfolio of assets with this investment expected to grow to $1.4 billion within 18 months. GPT will initially invest $900 million in the joint venture, $700 million in preferred capital and $200 million for a 50% share of the ordinary capital. Babcock & Brown will invest $100 million for a 50% share of the ordinary capital.

GPT's preferred capital carries a cumulative return equal to the three year swap rate (at the time of contribution and in the currency in which the joint venture invests the capital) plus a 3% margin. Initially the swap rate will be based on the Euro three year swap rate given the initial portfolio has Euro cash flows. While the preferred capital will be contributed in Euro initially to facilitate a capital hedge, the return will be equivalent to 9% per annum in Australian dollar terms.

A further tranche of $400 million will be contributed by GPT and Babcock & Brown as and when required over the following 18 months, increasing the joint venture's capitalisation to $1.4 billion. Of this second tranche, GPT will contribute 80% as preferred capital and 10% as ordinary equity and Babcock & Brown will contribute 10% as ordinary equity. Further equity will be contributed if the parties agree (although GPT's investment will not exceed the greater of $1.26 billion and 15% of its total assets).

Under the proposed structure, the joint venture will be conducted through a series of vehicles and be governed by a Joint Venture Framework Agreement ("JV Agreement"). The vehicle that will hold the initial portfolio of assets to be acquired will be a Luxemburg entity. Subsequent investments may also be acquired through this structure or a new structure. The proposed structure of the initial joint venture vehicle is illustrated below:


Initial Joint Venture Vehicle Structure
GPT
Stapled[22]
GPT Holdings
Babcock & Brown
Preferred Capital ($700 million)
50% ordinary[23] equity ($200 million)
50% ordinary equity ($100 million)
Initial JV Company (Luxemburg)
Initial Portfolio

Source: GPT

[22] Assumes the internalisation proceeds by way of stapling. If it proceeds by way of establishment, GPT Holdings will continue to hold the ordinary equity in the joint venture but unitholders will only be beneficially entitled to its income.

4.2 Investment Strategy

The joint venture will have a broad mandate to invest in property related activities on a global basis. Initially, the joint venture will focus on investing in property assets in Europe, utilising Babcock & Brown's existing business platform in the region. This focus reflects the current favourable market conditions in that region. There is a positive gap between property yields and Euro interest rates that creates the opportunity to earn a high rate of return on equity if leverage is used efficiently. The initial portfolio is concentrated on Germany and the Czech Republic but it is likely that the joint venture will invest in other European markets and, as conditions change, other regions such as Asia or the United States.

The joint venture's primary focus will be to invest in fully developed property assets that typically generate stable income and have some upside potential (e.g. through yield compression or further development). These opportunities are expected to exist in both:

- developed advanced economies such as Western Europe; and, to a lesser extent,
- emerging markets with improving economic fundamentals underpinned by structural changes such as those Eastern European countries which have become members of the European Union and are progressing to full integration.

The joint venture is not restricted in the type or class of asset and it is anticipated that the overall portfolio will be well diversified across sectors. Nevertheless, it is probable that there will be a greater emphasis on classes such as residential and retail (where there are protective features) rather than, say, commercial office (where there is much less product differentiation and greater flexibility in the supply of competing product).

It is expected that the joint venture will concentrate on smaller to medium sized assets rather than the larger assets which draw the attention of the bigger investors and which are typically subject to more open, competitive sale processes. The initial portfolio and assets identified as potential investment opportunities are regarded as typical of the size and type of asset that will be pursued. These smaller assets offer greater likelihood of less competitive sales processes and are where Babcock & Brown can more effectively utilise its relationships. This is the area in which Babcock & Brown has traditionally operated.

The joint venture will seek to maximise leverage to exploit the gap between property yields and the cost of funds. The joint venture intends to leverage individual property investments to at least 65% of asset value through the use of long dated non recourse external debt. The joint venture will have a maximum overall leverage of 75%. The use of long dated non recourse debt serves to lock in interest rates so that assets can be held if necessary through adverse turns in the property or interest rate cycle. Debt will be denominated in the same currency as the asset cash flows so as to reduce currency risk.

The joint venture will be opportunistic in its approach to investing in property seeking to generate high returns on equity from global property markets not just Europe. Assets will be traded where market conditions provide the opportunity to achieve attractive returns (eg through yield compression) with capital being reinvested by the joint venture in other opportunities as they arise. The joint venture may also participate in development activities where there are opportunities to generate appropriate risk adjusted returns both on a standalone basis and in the context of the portfolio.

4.3 Key Terms of the Joint Venture

The joint venture will be governed by the JV Agreement, the key terms of which are summarised below:

- Scope and Exclusivity

The joint venture will have a mandate to invest in property related activities globally and establish an Australian property funds management business. The joint venture will have exclusive first rights to:

- Babcock & Brown's global real estate pipeline where it is to be funded by Australian investors other than Babcock & Brown and its associated entities[23];
- any GPT real estate investment opportunity where it is funded by non-GPT Australian capital;
- any existing Babcock & Brown Australian property related investment which Babcock & Brown wishes to sell; and
- real estate funds management activities to be established by Babcock & Brown and GPT in Australia.

- Management and Decision Making

The joint venture will be managed by a joint venture committee comprising an equal number of GPT and Babcock & Brown executives. The committee will assess opportunities for the joint venture to invest and will have overall responsibility for overseeing the joint venture. Decisions made by the committee must be unanimous, effectively giving GPT (and Babcock & Brown) a veto on any investment decision.

The joint venture committee will also act as an investment and strategy adviser to GPT and Babcock & Brown on opportunities to enhance GPT unitholder value and Babcock & Brown shareholder value.

The initial joint venture committee will comprise:

- for GPT: Nic Lyons (Chief Executive Officer), Michael O'Brien (Fund Manager) and Kieran Pryke (Chief Financial Officer); and
- for Babcock & Brown: Phil Green (Managing Director), Michael Maxwell (Head of Global Real Estate) and David Ross (Chief Operating Officer).

- Underwriting Asset Delivery

Babcock & Brown has "underwritten" the delivery of sufficient investment opportunities to generate an uplift in GPT unitholder distributions equal to 1.0 cent in 2005 (2.0 cents annualised) and 2.75 cents in 2006 ("the Babcock & Brown underwriting"). Subject to certain carve outs, Babcock & Brown will make a "top up" cash payment to GPT where the joint venture does not achieve sufficient return, to ensure GPT's earnings from the joint venture as disclosed in the Explanatory Memorandum are met.

The "top up" amount will be reduced if GPT's net profit from the joint venture is below forecast as a result of:

- the actual net income from the investments made during 2005 and 2006 being below the return forecast at the time the asset is acquired;
- the joint venture not proceeding with an investment proposed by Babcock & Brown after confirming its willingness to proceed to due diligence (subject to due diligence not impacting the forecast net profit on the investment);
- a change in the tax law; and

[23] Excluding the transfer of existing activities and opportunities in Japan.

- recouping any previously paid shortfall if subsequent returns greater than those set out above are earned.

Payments made under the Babcock & Brown underwriting are subject to a clawback if during any six month reporting period ending after 31 December 2005 but before 1 January 2012, the distributions to GPT from the joint venture exceed thresholds which approximate 18% growth per year. The repayments will attract interest.

- Wind Up

  There are a number of circumstances in which the joint venture may be wound up:

  - if there is material breach of the agreement or deadlock at the joint venture committee;
  - a change in control of either GPT or Babcock & Brown (at the other party's election); and
  - if the preferred return is not earned by GPT over a cumulative period of two years.

  In addition, GPT has certain rights to unwind the joint venture at an early stage if the joint venture is not meeting expectations, specifically if:

  - $1 billion is not fully invested within three years of establishment of the joint venture; or
  - GPT does not achieve a 10% internal rate of return on its actual cash capital contribution over a cumulative three year period.

  If the joint venture is wound up prior to 30 June 2008 (for whatever reason), GPT will be entitled to its preferred capital and then to its share of the residual based on its proportion of the actual amount contributed as ordinary equity by each party (i.e. $200 million out of $300 million where the initial tranche is invested) plus a return of 10% per annum on its total capital contribution (internal rate of return). Where there is sufficient surplus, Babcock & Brown will then be entitled to recapture any top up payments under the underwriting and a "catch up" payment to the point where it receives 50% of the value attributable to the equity and the same return on that equity as has been earned by GPT on its equity (but only after GPT has received its actual contribution). Any final surplus is split 50/50.

  Where the joint venture is wound up after 30 June 2008, any surplus after repayment of preferred capital and any top up payment is split on a 50/50 basis.

  In any winding up, each party has a first right to acquire the assets contributed by it to the joint venture and assets which the other party introduced, but does not want to purchase. The rights are exercisable at prices based on the market value of the assets.

- Related Party Transactions

  Both GPT and Babcock & Brown will earn market-based fees for introducing future investments which are acquired by the joint venture up to a maximum of 1% of the acquisition price. Where a party secures an investment at below market prices, the party will be generally entitled to charge an advisory fee equal to the difference between the actual price and the market price (as assessed by an independent valuer) up to a maximum of 5% of the acquisition price. However, where a party secures an investment and has owned or controlled that investment for a period of no less than 12 months, no cap will apply to advisory fees.

  Both parties will also be entitled to receive market based fees for other services provided to the joint venture (debt arranging, development management etc).

A detailed overview of JV Agreement is set out in Sections 3 and 15 of the Explanatory Memorandum.

4.4 Overview of Babcock & Brown

Babcock & Brown will be principally responsible for sourcing investments for the joint venture.

Babcock & Brown is an Australian based global investment and advisory firm, specialising in structured finance and the creation, syndication and management of asset and cash flow-based investments. Founded in 1977 and listed on the ASX in 2004, Babcock & Brown has a market capitalisation in excess of $2.0 billion and is one of the 100 largest listed companies in Australia.

Babcock & Brown has over 440 employees in 18 offices across the globe. It has five divisions: real estate, infrastructure and project finance, operating leasing, structured finance and corporate principal investment and funds management. The real estate division is involved in principal investment, investment management and large scale or complex advisory assignments in the real estate sectors in Australia, Japan, Europe and the United States.

The real estate division was established in Australia in the 1980s focussed initially on providing property related advice. It commenced principal investing in the early 1990s with mostly sale and lease back transactions expanding over the 1990s into development financing. The division expanded overseas initially into Japan in 1998 and subsequently into the United Kingdom in 2001 and continental Europe in 2003.

Babcock & Brown's continental European real estate team comprises 23 professionals across five offices (Munich, Milan, Madrid, Paris and London). The continental European team made its first investment in 2003 acquiring a portfolio of 6,000 apartments in Kiel, Germany for approximately €170 million. Since that time, Babcock & Brown has committed to a further 20 projects in Germany, Italy, Spain, France, the Czech Republic, Switzerland and Poland with a total value of approximately €900 million. Most of these projects will be made available to be folded into the joint venture.

Babcock & Brown's business strategy is to look for assets that are mispriced or undervalued or for opportunities where value can be added through more efficient financing, more active management and/or strategic repositioning. Babcock & Brown frequently invests in opportunities that originate from its network of relationships through its management teams and operating partners. Its key investment criterion is that a proposed investment meets risk-adjusted return hurdles.

A detailed overview of Babcock & Brown is set out in Section 3 of the Explanatory Memorandum.

4.5 Property Investments

The joint venture will invest in an initial portfolio of eight assets with a purchase price of approximately €685 million ($1.1 billion). Two of these assets, Glienicke Spitze and Rewe Russelheim, are yet to be fully secured. However, Babcock & Brown, while giving no assurances, are confident that they will be secured prior to 1 July 2005.

A summary of the initial portfolio is set out below:

Joint Venture – Initial Portfolio					
Asset / (location)	Description	Interest to be Acquired	Purchase Price (€ millions)	Initial Yield	Occupancy
Salzgitter portfolio (Salzgitter, Germany)	13,476 residential apartments Constructed in 1950s and 1960s 25% of housing stock in Salzgitter Located in an industrial town supported by two large manufacturers	94%[24]	272.6	6.6%[25]	83%
AMB Generali portfolio (Regional western Germany)	2,707 residential apartments Located in nine regional centres including Freiburg, Osnabruck, Kassel and Pinneberg Constructed in 1960s	94%[24]	119.8	6.2%[25]	98%
Kiel portfolio (Kiel, Germany)	1,434 residential apartments Mostly constructed in the 1930s Part of a larger portfolio acquired by Babcock & Brown in 2002 which has been subsequently sold down	94%[24]	39.5[26]	6.0%[25]	84%
Cologne Business Park (Cologne, Germany)	Office/technology park comprising 6 buildings with a total net lettable area of 99,500m² High quality creditworthy tenants account for 80% of income Rental guarantee in place from vendor to support vacancy and near term lease expiries	30%	67.5[27]	6.0%	81[28]%
Annenhofe (Berlin, Germany)	219 residential, 5,700m² office and 3,500m² retail Low residential vacancy, but higher office vacancy	100%	26.0	5.9%[25]	76%
Glienicke Spitze (Berline, Germany)	324 residential, 5,400m² retail and 1,600m² office Located in affluent are of Berlin	100%	42.0	5.3%[25]	93%
Rewe Russelheim (Russelheim, Germany)	Hypermarket wholly let to REWE one of Germany's largest retailers Total net lettable area of 5,700m² plus 220 car spaces	100%	10.4	7.5%	100%
Galerie Butovice Shopping Centre (Prague, Czech Republic)	Opened in March 2005 Retail area of 37,475m² plus office space of 9,154m³ plus 1,377 car spaces Retail and office anchored by Ahold (2nd largest retailer in Europe) Strong growth in rentals expected due to growing Czech economy	100%	106.8[29]	7.7%	85[28]%
Total initial portfolio			**684.6**		

In addition to paying the purchase price, the joint venture will reimburse Babcock & Brown the transaction costs it incurred in acquiring or securing the assets (provided there is no duplication with costs incurred in establishing the joint venture). The transaction costs to be reimbursed include land transfer tax, stamp duty and legal costs are estimated to be €27 million.

[24] The Salzgitter, AMB Generali and Kiel portfolios are 94% owned by Babcock & Brown and 6% owned by Babcock & Brown's local property manager. The joint venture proposes, in due course, to increase its stake by 5.64% for each asset at the same effective price as the initial acquisition. In each case, the asset values shown are for the interest acquired.

[25] Yields are shown for residential assets post modernisation capex and maintenance and repair costs. Pre capital expenditure yield for Salzgitter is 8.9%, for AMB Generali is 7.6%, for Keil is 7.4% for Annenhofe is 6.4% and Glienicke Spitze is 5.9%.

[26] Asset value includes €2 million of capital expenditure.

[27] Babcock & Brown has a 30% interest in Cologne Business Park. The asset value shown is for the 30% interest. The asset value also includes a cash component that will be used to acquire the Mercedes Benz building which is currently under development.

[28] Excludes the impact of rental guarantees and pre lease commitments.

[29] The final purchase price will depend on the final rental value of the asset at financial close. This is due to the centre still completing lettings which may change (albeit marginally) the purchase price of the asset.

The initial portfolio is strongly weighted towards residential which represents approximately 73% of the total portfolio value. The yields on the residential assets reflect the significant capital expected to be spent on the assets to generally improve occupancy and/or rentals. The balance of the initial portfolio comprises one retail asset (17%) and an office asset (10% of the portfolio by value). The initial portfolio is also heavily weighted towards the German property market which represents approximately 84% of the total portfolio value. The balance of the portfolio is located in the Czech Republic.

The joint venture has developed a strategy to extract value from each of the assets which is consistent with its broader investment philosophy:

Joint Venture – Initial Portfolio Strategy	
Asset	**Strategy**
Salzgitter portfolio	Reduce vacancy levels through capital investment and better management Consider selling down sub-portfolios to wholesale buyers once vacancies are reduced
AMB Generali portfolio	Increase rents through capital investment and better management Consider privatisation (sale to individuals) of parts of portfolio or sale of sub-portfolios to wholesale buyers
Kiel Portfolio	Reduce vacancy levels through capital investment and better management Consider selling down sub portfolios to institutional and private portfolio buyers once vacancies are reduced
Cologne Business Park	Leverage strong cash flow and hold as long term investment
Annenhofe	Reduce office vacancy Consider sale of residential portion to institutional investors
Glienicker Spitze	Consider privatisation (sale to individuals) or sale of multiple apartments to small investors
Rewe Russelheim	Leverage strong cash flow and hold as long term investment
Galerie Butovice Shopping Centre	Leverage strong cash flow and hold as long term investment (potential exists for yield compression over time)

A detailed description of the initial portfolio is set out in Section 3 of the Explanatory Memorandum.

The joint venture expects to make significant further investments as the asset portfolio grows. Assuming the investments are geared to between 65% and 75%, the initial capital contribution of $1 billion would allow gross investments of approximately €1.7-2.4 billion ($2.9-4.0 billion). The initial portfolio of €685 million represents approximately 30-40% of this capacity (i.e. there is €1.0-1.7 billion of capacity left). A number of other assets have been identified as potential investments. These assets have a value in excess of €1.0 billion ($1.7 billion) and include:

- major city mixed use assets (residential/retail/office);
- a range of retail assets; and
- industrial assets.

In addition, the joint venture proposes investing in development assets. While no target has been set for the amount to be invested, modelling for the joint venture assumes approximately €180 million is ultimately allocated to these activities. No specific opportunities have as yet been identified.

4.6 Financial Performance

It is difficult to provide meaningful forecasts of the financial performance of the joint venture. While the initial portfolio has been secured, further assets are expected to be added progressively with the aim of having fully invested $1.4 billion within 18 months. In addition, the returns of the joint venture in the first 18 months will be affected by the arrangements in relation to the potential "top up" payment by Babcock & Brown.

The joint venture expects to invest approximately €232 million ($390 million) in the initial portfolio assuming the portfolio is geared to 70% (of asset value):

Joint Venture – Funding of Initial Portfolio		
Uses		**€ millions**
Value of initial portfolio		685
Non recourse debt		(480)
Transaction costs reimbursed to Babcock & Brown		27
		232
Sources		
GPT	– Preferred Capital	163
	– Ordinary Capital	46
		209
Babcock & Brown – Ordinary Capital		23
		232

The financial performance of the initial portfolio is expected to be broadly indicative of how the joint venture might perform once fully invested. The initial portfolio is forecast to:

- generate a cash yield of approximately 5.8%. The cash yield from the property assets is after "expensing" capital required to be spent on regular repairs and maintenance and certain modernisation programs as well as general capital expected to be spent on the portfolio;
- be geared to 70% of asset value, with debt attracting interest rates of approximately 4.1%. The forecast interest rate reflects the current borrowing rates Babcock & Brown has been able to achieve; and
- incur tax at an effective rate of approximately 15%. Local taxes are expected to be payable on income after funding costs generated by the initial portfolio. The effective tax rate is based on the local prevailing tax regime and the ownership structures employed by the joint venture.

5 Assets to be sold to Westfield Group

5.1 Overview of the Assets

GPT proposes to sell to Westfield Group half of its existing interests in three of its regional shopping centres being:

- 50% of Penrith Plaza, Sydney;
- 50% of Woden Plaza, Canberra; and
- 25% of Sunshine Plaza, Maroochydore.

The sale of Sunshine Plaza is subject to the exercise of pre-emptive rights held by APPF, the co-owner of the asset.

Each of the three shopping centres is ranked among the top ten centres in Australia as measured by sales per square metre. A profile of each of the three assets is set out below:

Assets to be Sold to Westfield Group

	Penrith Plaza		Woden Plaza		Sunshine Plaza	
Location	Sydney, NSW		Canberra, ACT		Maroochydore, Qld	
Co-owner	n/a		n/a		APPF Retail (50%)	
Gross lettable area (m^2)	Retail	69,500	Retail	64,500	Retail	70,600
	Office	5,700	Office	6,300	Office	1,200
	Other	2,300	Other	700	Other	700
	Total	77,500	Total	71,500	Total	72,500
Annual sales turnover	$430.1 million		$381.8 million		$407.6 million	
Sales turnover per m^2	Specialty	$11,665	Specialty	$8,925	Specialty	$9,582
	Total	$6,598	Total	$6,381	Total	$6,600
Occupancy	Retail	98%	Retail	100%	Retail	100%
	Office	39%	Office	80%	Office	100%
Occupancy costs (% of turnover)	Specialty	14.5%	Specialty	14.2%	Specialty	14.3%
	Total	9.7%	Total	8.5%	Total	8.9%

Source: GPT

5.2 Terms of Sale

Westfield Group will acquire the three partial interest for a total consideration of $743.8 million:

Assets to be sold to Westfield

Property	Current Interest	Interest to be sold	Sale price ($ millions)	Book Value at 31 December 2004 ($ millions)
Penrith Plaza, Sydney	100%	50%	352.5	352.5
Woden Plaza, Canberra	100%	50%	242.0	242.0
Sunshine Plaza, Queensland	50%	25%	149.3	140.9
Total			**743.8**	**735.4**

Note: Apart from some minor assets all book values are based on independent valuations as at 31 December 2004.

GPT will have to pay vendor stamp duty of $8 million out of the proceeds from Westfield.

Under the Sale Agreement, Westfield Group will make the following payments for branding rights to the Penrith Plaza and Woden Plaza centres:

- up to $1.5 million in 2005; and
- up to $5.0 million in 2006.

The branding fee is only payable if net income from the centres for the six months to 31 December 2005 and year to 31 December 2006 is below agreed targets. The branding fee is not payable beyond 2006.

As part of the acquisition, Westfield Group and GPT will enter into a Co-ownership Agreement, Management Agreement and Development Agreement in respect of both Penrith Plaza and Woden Plaza. Subject to agreement with APPF, GPT and Westfield Group will seek to put in place a new Co-ownership Agreement, Management Agreement and Development Agreement in respect of Sunshine Plaza (substantially in the same form as the agreements for Penrith Plaza and Woden Plaza), although these are yet to be negotiated.

The Co-ownership Agreements govern the ongoing relationship between Westfield Group and GPT in respect of Penrith Plaza and Woden Plaza and include standard pre-emptive rights in favour of each party. Those pre-emptive rights give each party the first right to acquire the others interest in the event of a sale by one party. No sale of less than a 25% interest can be made. The pre-emptive rights do not apply where there is a change in control of either party or if either party is removed as responsible entity from the trust which they manage (subject to the new responsible entity stepping into the shoes of the old responsible entity).

The Management Agreements appoint Westfield Group entities to manage Penrith Plaza and Woden Plaza on a day to day basis including:

- leasing the centres;
- the day to day operation, management, maintenance and promotion of the centres; and
- financial management of the centres (including preparation of operating budgets etc).

As manager, Westfield Group will be entitled to a fee equal to a fixed percentage of the gross income generated from each centre.

Under the Development Agreements, a Westfield Group entity will be appointed to provide development services in respect of any development undertaken in respect of Woden Plaza and Penrith Plaza. The Development Agreement for Penrith Plaza does not cover the completion of the existing development underway which is being managed by Lend Lease. The development services to be provided by Westfield Group include feasibility studies, design services, sourcing, obtaining relevant planning and other approvals, project management and leasing. Westfield Group will be entitled to a range of fees for the provision of these services, generally equal to a percentage of the total project cost (or in the case of leasing, a percentage of the first years rent).

Both the Management Agreement and the Development Agreements can be terminated for breach or where Westfield Group ceases to have an interest of 25% or more as a co-owner of the asset.

6 Profile of GPT after Implementation of the Restructuring

6.1 Operations and Strategy

The Restructuring will result in GPT becoming an independent internally managed property business. GPT will continue to be one of the two largest diversified property group in Australia and will have a new platform for growth, the joint venture. Through the joint venture, GPT will have exposure to a highly leveraged portfolio of (initially) European assets and the opportunity to grow its funds management activities in Australia.

GPT's asset base and earnings will remain strongly weighted towards Australian assets and particularly retail:


GPT 2006 EBIT by Activity
(Pro Forma)
Hotel 10%
Industrial 3%
Residential 1%
Enhanced 13%
Retail 40%
Office 33%
GPT 2006 EBIT by Geography
(Pro Forma)
Offshore EBIT 13%
Australian EBIT 87%
GPT Assets by Activity
(Pro Forma 2004)
Hotel 8%
Industrial 4%
Enhanced 10%
Retail 44%
Office 34%
GPT Assets by Geography
(Pro Forma 2004)
Offshore Assets 10%
Australian Assets 90%

Note: Enhanced earnings include earnings from the joint venture but do not include the interest saving benefit from switching debt from A$ to Euro. Assumes GPT invests $900 million in the joint venture.

GPT will seek to maintain a balance between core investment earnings and "enhanced" earnings. To this end, GPT proposes that no more than the greater of $1.26 billion and 15% of GPT's assets will be dedicated to corporate activities such as the investment in the joint venture and GPT's other development style earnings. Given the higher risk nature of these activities, GPT expects to generate a greater proportion of earnings from these activities.

The above figures are based on the investment in, and net earnings from, the joint venture. The figures would be higher if they were on a "see through" basis where GPT's proportionate share of the joint venture assets or earnings were included. For example, the limit of 15% of GPT's assets for GPT's joint venture investment is equivalent to approximately 25% of GPT's total assets on a "see through" basis (if the joint venture is 75% geared).

6.2 Directors and Management

GPT will be governed by the board of GPT Holdings as the ultimate holding company of GPTREL, the new responsible entity for GPT. It will comprise the existing directors of GPT Management, being Messrs Peter Joseph (Chairman), Malcolm Latham, Ken Moss, Elizabeth Nosworthy, Brian Norris and Eric Goodwin. In addition, Nic Lyons and Ian Martin will become directors. GPT will also seek to appoint a further independent director. Both Elizabeth Nosworthy and Ian Martin are also directors of Babcock & Brown. While not nominees of Babcock & Brown, both Elizabeth Nosworthy and Ian Martin are expected to absent themselves in board decisions relating to Babcock & Brown.

There are no proposed changes to the senior management of GPT as a result of the Restructuring. All of the management team are presently employees of GPT Management, a wholly owned subsidiary of Lend Lease. Each of Mr Nic Lyons (GPT's Chief Executive Officer), Mr Michael O'Brien (GPT's fund manager), Mr Kieran Pryke (GPT's Chief Financial Officer), Mr James Coyne (GPT's legal counsel) and Ms Donna Byrne (GPT's investor relations manager) are expected to enter into employment contracts with GPTREL and to be accountable to the board of GPT Holdings. Those contracts will be conditional upon the approval of the internalisation by GPT unitholders.

6.3 Financial Performance

The table below summarises the pro forma forecasts of the financial performance of GPT for the two years ending 31 December 2006. The pro forma forecast for the year ending 31 December 2005 includes the actual forecast impact of the Restructuring (ie six months rather than a full year pro forma impact):

GPT - Pro Forma Forecast Financial Performance ($ millions)

	Year ending 31 December	
	2005	**2006**
GPT Stand Alone		
Net property income	651	704
Responsible entity fee	(37)	(39)
Other expenses	(6)	(6)
Net borrowing costs	(146)	(183)
Net profit before tax	**462**	**476**
Impact of the Restructuring		
Internalisation savings	9	19
Westfield sale	1	4
Investment in joint venture	20	55
	30	**78**
Net profit attributable to GPT unitholders	**492**	**554**
Distributable income	**492**	**554**
Statistics		
Earnings per unit (cents)	*24.5*	*27.5*
Distribution per unit (cents)	*24.5*	*27.5*
Distribution payout ratio	*100%*	*100%*

Source: Explanatory Memorandum

The GPT Forecasts are set out in detail in Section 6 of the Explanatory Memorandum. PricewaterhouseCoopers Securities Ltd has reviewed the GPT Forecasts. Its opinion is set out in Section 7 of the Explanatory Memorandum.

The GPT Forecasts are based on the Directors' forecasts of the stand alone financial performance of GPT adjusted to reflect the impact of the internalisation, joint venture and the Westfield sale. The assumptions adopted in preparing these forecasts are set out in Section 6 of the Explanatory Memorandum. The GPT Forecasts have been prepared on the following basis:

- the Restructuring was implemented effective from 1 July 2005. Accordingly, the pro forma forecast for the year ending 31 December 2005 incorporates a half year impact of the Restructuring;
- Australian Generally Accepted Accounting Principles ("Australian GAAP") apply throughout the period. The impact of the introduction of A-IFRS from 1 January 2005 has not been presented above, but is not anticipated to have any material impact on the earnings or distributions of GPT;

- the forecasts include branding fees payable by Westfield Group (assumed to be $1.0 million in 2005 and $4.5 million in 2006). These fees cease after 31 December 2006;

- the contribution from the joint venture is based on the incremental profit level underwritten through the Babcock & Brown underwriting. The forecast assumes only that the initial portfolio is acquired and that Babcock & Brown therefore tops up GPT to the underwritten level. In this regard, the performance of the joint venture itself is not relevant except to the extent that there is underperformance of the initial portfolio (at the asset level) or Babcock & Brown is entitled to use one of the other carve outs;

- the internalisation is implemented by establishment and accordingly the impact of the stapling is not shown. The impact of stapling is not expected to be material and relates principally to the internal restructure involving the Voyages management structure;

- no payment is made to Lend Lease to facilitate transition, although GPT has provided $45 million for such a payment. The impact on cash earnings, after allowing for costs that would be incurred if an agreement with Lend Lease were reached, is expected to be less than $2 million (or 0.1 cents per unit); and

- one-off items including transaction costs associated with the Stockland Offer and the Restructuring have been excluded. These are estimated to be approximately $50 million. To ensure distributions are not impacted by transaction costs, GPT will make a transfer from GPT's retained earnings in the year ending 31 December 2005.

6.4 Financial Position

The pro forma financial position of GPT at 31 December 2004 is summarised below:

GPT – Pro Forma Financial Position ($ millions)

	At 31 December 2004 before proposal	At 31 December 2004 pro forma
Investment in properties	8,866	8,131
Investment in joint venture	-	900
Cash	51	51
Other assets	180	232
Total assets	**9,097**	**9,262**
Borrowings	2,699	2,913
Other liabilities	305	305
Total liabilities	**3,004**	**3,218**
Net assets	**6,093**	**6,044**
Statistics		
NTA per unit	*$3.02*	*$3.00*
Gearing (net borrowings/total tangible assets less cash)	*29.3%*	*31.1%*
Gearing (total borrowings/total tangible assets)	*29.7%*	*31.5%*

Source: Explanatory Memorandum

The assumptions underlying the pro forma statement of financial position are set out in detail in Section 6 of the Explanatory Memorandum. PricewaterhouseCoopers Securities Ltd reviewed the GPT pro forma statement of financial position and its opinion is set out in Section 7 of the Explanatory Memorandum.

The pro forma financial position of GPT at 31 December 2004 is based on its audited financial position at that time. The pro forma financial position of GPT at 31 December 2004 has been prepared on the following basis:

- the Restructuring was implemented on 31 December 2004;

- Australian GAAP apply throughout the period. If stated on a A-IFRS basis (which will be introduced from 1 January 2005) net assets would be approximately $15 million lower (less than 1%);
- GPT fully invests its initial commitment of $900 million in the joint venture immediately. The impact of expected further capital commitments is not shown; and
- no fair value adjustments are made to the remaining interests held by GPT in Penrith notwithstanding the sale of an interest above valuation.

Based on the pro forma financial position at 31 December 2004, GPT's gearing (defined as total borrowings/total tangible assets) will be 31.5% after implementation of the Restructuring. It is the current intention of GPT directors that the long term gearing of GPT will be within the range of 30-40% of total assets.

6.5 Distributions

GPT expects to maintain its existing distribution policy of paying out 100% of earnings. As is the case now, earnings from GPT are expected to be untaxed in GPT's hands in Australia (but taxed in unitholders hands) so that no material difference should exist between earnings and distributions.

Currently GPT unitholders receive only distributions from the trust. Following the internalisation unitholders will not only receive distributions but will also receive dividends from GPT Holdings, if the internalisation is implemented by way of stapling, or "unit trust dividends" from the GPT Management Company Trust, if the internalisation by establishment is implemented.

The introduction of International Financial Reporting Standards from 1 January 2005 will have an impact on reported profit after tax as a result of the inclusion in reported profit after tax of a number of items of a non cash flow nature (such as unrealised changes in the value of investment properties and non cash deferred tax changes in relation to these changes in value and unrealised changes in defined benefit schemes and derivative instruments). These non cash flow items will not be taken into account for the purposes of calculating distributions for GPT.

6.6 Hedging Policy

Following implementation of the Restructuring, GPT will be exposed to foreign currency risk through the joint venture. Initially this exposure will be to Euro. GPT will fully hedge the capital value of its investment in the joint venture by switching part of its existing debt to Euros to match its capital contribution ($900 million initially).

GPT also plans to hedge the majority of its currency exposure for its share of the income (post funding of its Euro denominated debt) from the joint venture on a rolling basis. The hedging profile is expected as follows:

- income within 1 year: 90 – 100% hedged;
- income within 1 – 2 years: 80 – 100% hedged;
- income within 2-3 years: 70 – 90% hedged; and
- income within 3 – 5 years: 80% hedged.

7 Evaluation of the Restructuring

7.1 Approach

The Restructuring has three elements - the internalisation, the formation of the joint venture and the Westfield sale. Strictly, only the internalisation requires unitholder approval. In the normal course both the joint venture and the Westfield sale would be within the prerogative of GPT management and directors as part of their investment decision making role. However, the formation of the joint venture and Westfield sale have been made conditional and will only be implemented if the internalisation is approved by unitholders. Unitholders can not elect which of the elements they implement. As a consequence, the three elements should be considered as a single package.

While the Restructuring is being put forward by the independent directors as a single package, each element has advantages, benefits, costs, disadvantages and risks that need to be assessed both individually and collectively. Accordingly, Grant Samuel believes that the assessment of whether the Restructuring is in the best interests of GPT unitholders has the following key aspects:

- assessment of the internalisation including the expected benefits in terms of strategic flexibility, market and growth opportunities and governance improvements and the potential transition risks and risks of being a internally managed group (see Section 7.3);
- assessment of the joint venture including the rationale for the joint venture, the joint venture strategy, the nature and quality of the initial portfolio, financial terms of and expected returns from the joint venture (see Section 7.4);
- assessment of the Westfield Sale including the sale price compared to independent valuation, the impact on GPT's portfolio composition, the effect of co-ownership agreements on the future attractiveness of GPT to other parties and the financial terms of the sale (see Section 7.5);
- consideration of the financial aspects of the Restructuring on unitholders including:
  - the impact of the Restructuring on key financial parameters including earnings, distributions, net asset backing and financial gearing (see Section 7.6); and
  - the likely impact on the market for GPT units following implementation of the Restructuring including its market rating and its attractiveness to investors (see Section 7.7);
- consideration of the other advantages, benefits, costs, disadvantages and risks of the Restructuring as a whole (see Sections 7.8 and 7.9) including:
  - the implications of reallocating funds from retail assets through the Westfield sale to the joint venture in terms of earnings prospects, risk profile, quality of asset portfolio and investor expectations;
  - the impact on the credit rating of GPT; and
  - the expected tax consequences of the Restructuring; and
- consideration of the alternatives realistically available to GPT and whether the Restructuring will be likely to preclude alternative transactions that could be more advantageous to unitholders (see Section 7.10).

In a transaction of this nature there will be advantages and disadvantages. Some elements of the transaction may be more attractive than others. However, it is necessary to form an overall view of the transaction and the trade offs for GPT unitholders. These will differ, possibly quite significantly between unitholders depending on their individual circumstances.

In Grant Samuel's opinion, the Restructuring will be in the best interests of GPT unitholders if, compared to the status quo:

- the financial impact on unitholders is favourable;
- the other benefits and advantages of the Restructuring outweigh any disadvantages recognising that individual circumstances for unitholders will differ; and
- the Restructuring does not preclude alternative transactions which have a realistic potential of occurring and which would be more advantageous.

7.2 Summary

In Grant Samuel's opinion, the Restructuring is in the best interests of GPT unitholders in that unitholders are likely to be better off after the Restructuring than under the status quo.

The Restructuring will appeal mostly to those unitholders seeking higher income growth in the medium term than is likely to be provided by the current GPT portfolio. GPT has forecast that the Restructuring will increase distributions by 6.5% in 2005 (six months effect) and 16.5% in 2006 on a pro forma basis. Over the medium term, GPT expects to be able to generate higher growth rates than it would be able to without the restructuring. However, those unitholders not as concerned about longer term income growth or less interested in geographic diversification may not find the Restructuring as compelling.

The internalisation is unambiguously positive. The move to an internalised management model is arguably a natural evolution and brings a number of important benefits including greater strategic flexibility, better alignment of interests between management and investors and the enfranchising of unitholders by giving them a direct vote in the governance of the business. There is some transition risk and there will be an ongoing need to control operating costs. GPT may also lose its access to assets developed by Lend Lease. However, these issues are relatively minor. It is expected that internalisation will increase annual distributions by approximately 0.9 cents per unit. Other things being equal, this should add approximately 12-14 cents to the value of GPT units relative to the status quo.

The merits of the joint venture involve more complex issues and turn essentially on judgements about Babcock & Brown's ability to deliver value adding properties over the next few years. There are a number of attractive features:

- the joint venture is expected to generate a return on investment for GPT of more than 10% per annum after tax once fully invested;
- the initial portfolio consists of a diversified mix of established assets with robust cash flows almost all of which are located in well developed, stable economies. The underlying assets are inherently low risk in nature and the returns are generated largely through exploiting the current positive gap between property yields and interest rates in the Euro zone by maximising leverage. GPT's direct investment in the joint venture will be limited to the greater of $1.26 billion and 15% of its assets. Accordingly, there is not a fundamental change in the nature of a GPT unitholder's investment. GPT remains a low risk Australian focussed investment vehicle (albeit with increased financial risk and other new risks);
- the initial portfolio further diversifies GPT's asset base in terms of both geographic spread (Europe) and asset class (residential). There is also potential to increase exposure to development activities and other businesses such as funds management;
- the initial portfolio is being acquired by the joint venture on attractive terms relative to independent valuations of the properties commissioned by GPT and Babcock & Brown (approximately €21 million below valuations);

- Babcock & Brown has a track record of consistently high returns to investors in its various property investment and other transactions over almost 15 years. Babcock & Brown has a platform of experienced property executives who are "on the ground" across Europe; and

- a structure has been put in place to minimise currency risk (from an Australian perspective).

On the other hand:

- most of the assets have inherently low income growth. Much of the anticipated "super" return on investment comes simply from the use of high leverage. While GPT's leverage will remain relatively unchanged on an accounting basis, on a "see through" basis it will increase from approximately 30% to as much as 45% assuming the initial contribution is fully invested today (although the joint venture debt will be non recourse to GPT). There may also be an increase in GPT's cost of debt;

- GPT is potentially paying $50 million of "goodwill" to Babcock & Brown although there are conditions attached and it must be judged against the value of the potential deal flow from Babcock & Brown and other benefits of the joint venture;

- there are a number of other features of the joint venture agreement which may be regarded as less than ideal (e.g. margin on preferred capital, extent of potential fees payable to Babcock & Brown, scope of exclusivity);

- GPT's management team has limited experience in investing outside of Australia. It will inevitably be dependent to a large degree on the expertise and judgement of Babcock & Brown management. However, Babcock & Brown's real estate platform in continental Europe, where the initial focus for the joint venture will lie, has only been in place for a little over two years and therefore has a relatively limited track record in terms of ultimate realisations of investments in the region; and

- there is inevitably a risk of breakdown in the relationship between the two parties. GPT and Babcock & Brown each have their own distinctive cultures and different objectives. However, as the joint venture is essentially an asset owning entity, the consequences of such a breakdown are not likely to be materially adverse.

The benefits of the Westfield sale are less clear. The sale price is slightly above the recent independent valuations of the properties and reflects an overall current yield of approximately 6%. GPT is receiving a "fair" price. The sale and reinvestment of the funds into the (potentially) higher yielding joint venture is expected to improve distributions per unit by approximately 3 cents per annum (13%). Nevertheless, it is not necessarily attractive to sell (even if only partly) such prime assets with proven long term performance that would be difficult to replace. Further, it is potentially dilutive of both GPT's overall asset quality (which could impact yield) and the premium to net tangible assets at which GPT trades.

It is not the role of an independent expert to usurp or second-guess investment (acquisition or realisation) decisions or strategies which are normally the prerogative of management and directors and which are, in any event, judgements about an uncertain future. Notwithstanding that, Grant Samuel believes that the joint venture represents a sensible investment decision with reasonable prospects of achieving the objective of enhancing GPT's growth profile. At the same time, risk will be increased and there is no certainty that the higher returns will be achieved.

Clearly, there are some compromises within the overall package such as the Westfield sale. Trade offs are inevitable in most transactions. Even if some investors do not like some of the individual elements of the Restructuring, it is not possible to cherry pick between them. The independent directors of GPT Management have effectively put up a complete package for approval.

Based on a yield of 7.2% to 7.6% for calendar 2006, GPT units would trade at around $3.61 to $3.81 if the Restructuring is implemented, materially above the level at which Grant Samuel

expects that GPT units would trade in the absence of the Restructuring or any other corporate activity.

Grant Samuel's opinion is subject to no superior proposal being put to GPT unitholders. However, while this remains a possibility, unitholders should note that:

- the Stockland Offer has lapsed; and
- although a new proposal from Lend Lease is possible, it has had a considerable period to respond to the defeat of the Lend Lease Proposal (and even the Restructuring). If no proposal is forthcoming by the time of the unitholder meeting, it would be reasonable to assume a counter proposal is unlikely to eventuate.

In any event, the Restructuring and, in particular, the joint venture do not introduce any insurmountable impediments to a full takeover offer for GPT from any third party at a future date.

7.3 Internalisation of Management

GPT is one of the last remaining externally managed large scale trusts in the Australian market. Historically, the external management structure has been the accepted model for listed property trusts in Australia. The external management model provides unitholders with access to expertise beyond real estate assets and property management services (eg debt and equity capital markets expertise) and to acquisition pipelines (eg property developers delivering investment properties to the trust). Further, where an entity provided management services to more than one property investment vehicle, economies of scale would be expected (and therefore management fees charged to property owners could be lower).

However, the external management model has become increasingly unpopular with investors, driven by perceptions of conflicts of interest, the main one being that the manager has a primary interest in achieving asset growth even at the expense of returns. Further, the internalisation of management effectively returns control over assets and strategy to the unitholders of the listed trust rather than allowing a third party responsible entity (potentially with little or no economic interest in the trust itself) to control decision making (albeit that unitholders retain the legal power to remove that responsible entity). Management decisions under the internal model would reflect considerations important to unitholders. The internal model also eliminates the leakage of value from the trust represented by the external management fee (albeit that compensation is usually paid in the internalisation process).

Consequently, in Australia there has been a significant trend to "internalise" management with stapling transactions being undertaken by, among others, Mirvac Group, Centro Properties Group, Investa Property Group, Australand Property Group, Westfield Group, Macquarie Goodman Group and DB REEF (albeit only a partial stapling). Similarly, new listings such as Multiplex Group have also adopted the stapled structure. The internal model is clearly the preferred management structure for listed property trusts in Australia today. The major remaining proponents of the external management model today are Commonwealth Bank of Australia, Macquarie Bank Limited, Babcock & Brown, Allco group and ING Group.

For GPT unitholders, the internalisation (either the establishment or the stapling) will eliminate the conflict of interest inherent in the external management model. In addition, it enfranchises GPT unitholders as they will now have a direct vote on all "corporate" matters (board composition etc) in the same way shareholders in a conventional company do. As a unitholder in GPT today, the only lever is the threat of termination of the management agreement.

The internalisation will provide strategic benefits to unitholders. It will facilitate GPT's ability to enter new trading businesses such as funds management which could enhance GPT's growth profile. Previously, such a possibility has been inhibited by both structural (taxation) issues and by the conflict with Lend Lease's other activities which meant GPT was not in a position to pursue this kind of business opportunity:

- if GPT undertook any trading activities it could endanger its status as a passive investment trust and therefore its ability to pass through income to investors on a pre tax basis. For example, GPT had to be very careful in structuring its Voyages business; and

- Lend Lease has its own wholesale property funds management activities.

In general, as an independent entity GPT will now have complete strategic flexibility.

The internalisation will also provide financial benefits. GPT Management has estimated that the internalisation will produce annualised net savings of approximately $19 million. This represents the elimination of fees payable to Lend Lease less the costs that GPT will have to bear in managing its own business including:

- governance and compliance (e.g. directors costs). Some costs such as audit and listing fees are already borne by GPT;

- salaries and associated costs for senior management, administrative staff and operational staff (e.g. property managers) together with rent; and

- interest on one-off costs (assumed to be $50 million).

GPT's forecasts make no allowance for compensation to be paid to Lend Lease, the current manager. Accordingly, unitholders are expected to benefit from the full savings from the internalisation. These savings equate to a forecast increase in distributions of 0.9 cents per unit which should enhance the value of GPT units by approximately 12-14 cents relative to the status quo. To the extent that any compensation is ultimately paid by GPT to Lend Lease, the financial benefits will be reduced (by the capitalised value of the increased interest payments).

The internalisation is not without disadvantages and risks. The main risks for unitholders relate to:

- transition. GPT is in discussions with Lend Lease regarding transition arrangements for management. This would encompass:

    - property management personnel (mainly involved in retail);

    - administration personnel; and

    - software and other systems and data.

    If agreement can be reached, this should ensure a reasonably smooth transition when GPTREL replaces GPT Management as responsible entity.

    If agreement cannot be reached, GPT and GPTREL will have to re-establish its management structures and capabilities. This inevitably creates risks for GPT unitholders. However:

    - the senior management team from GPT Management responsible for GPT are expected to enter into employment contracts with GPT which will be conditional upon the approval of the internalisation by GPT unitholders;

    - there is a high likelihood individual property managers would wish to come across to GPTREL. Lend Lease holds only short term property management contracts for GPT's retail assets that can be terminated on 90 days' notice. GPT expects to terminate these and internalise retail property management. Lend Lease's remaining retail investments in Australia (principally APPF) are significantly smaller than GPT and as a

consequence GPT expects to be able to secure sufficient staff from the existing Lend Lease staff;

- a transition plan has been developed by the senior management team to take effect immediately, if necessary, including the securing of premises and access to the necessary software and accounting systems;
- Lend Lease has obligations under Section 601 FR of the Corporations Act which require it to provide certain records, data and assistance to any incoming manager of GPT; and
- there have been a number of other changes of responsible entity at other listed trusts (either through replacement or takeover) such as Principal Office Trust and Lend Lease US Office Trust. While these may not have involved the scale or complexity of GPT there is no evidence that any significant issues arose in these changeovers;

- ongoing control of operating costs, particularly employment costs. However, this is no different or greater than the risks inherent in any internalised vehicle (or conventional corporation);
- access to property acquisition pipelines. GPT was launched in 1959 under the sponsorship of Lend Lease. Since that time, Lend Lease has, through its development activities, been responsible for providing GPT with many of its key assets. While those assets were generally acquired at or close to market value, the flow of assets was critical to the growth and development of GPT. GPT did not have exclusive priority access to Lend Lease developments but it did have a naturally preferred position.

  Following internalisation, GPT will no longer have this preferred access to the Lend Lease pipeline. At the same time, it is arguable that as both GPT and the Australian market have matured that access has become less important. GPT has only acquired assets from Lend Lease totalling $225 million since 2002; and
- the 12 properties in GPT's portfolio held under joint venture or co-ownership arrangements contain pre-emptive rights and change of control provisions. The internalisation (by either method) triggers the pre-emptive rights in relation to Twin Waters and Rouse Hill (master planned urban community developments with Lend Lease Developments). Lend Lease has not stated whether or not it intends to exercise these rights and clearly there is a risk that it does. At the same time these are both relatively small assets (total book value at 31 December 2004 of less than $37 million) and would be sold at market value. GPT's legal advice is that other pre-emptive rights are unlikely to be triggered although inevitably some risk remains.

In Grant Samuel's opinion, these drawbacks are significantly outweighed by the benefits of internalisation.

There may be some restrictions on the ability of GPT to participate in as broad a range of property activities in the event that internalisation is implemented by establishment. These restrictions do not exist if the internalisation is implemented by way of stapling. In this respect, the stapling is a superior proposal to establishment.

7.4 Investment in the Joint Venture

7.4.1 Rationale for the Joint Venture

The listed property trust sector has seen a dramatic change since 2003. There has been unprecedented consolidation in the sector to create large scale property businesses. The trend away from the "external" management has been coupled with a push, particularly by institutional investors, for higher growth (and an acceptance of higher risk). To meet these demands, property trusts have sought to:

- invest in overseas markets where opportunities are greater for asset growth. Historically, most Australian listed trusts invested almost solely in Australian properties. As the sector has grown and capital has flowed into it, the limitations of the Australian property market (in terms of size) have become apparent. Initially, some specialist offshore asset owing entities were listed in Australia (e.g. Westfield America Trust or Lend Lease US Office Trust). More recently, many trusts have either made substantial offshore investments (particularly in the United States) or merged to create vehicles which offer investors a mixture of Australian and overseas assets (e.g. DBREEF, Mirvac Group); and

- invest in "operating" businesses so as to create larger vertically integrated, self-managed property groups whose operations encompass property investment and an array of other property related activities such as property management, development management, development (as principal) and, in some cases, construction. It has become evident that many investors are seeking higher growth than those that can be delivered from pure passive property investment and are prepared to take on higher risks (e.g. through the new trading activities) to achieve that growth. Some, but not all, investors have become more willing to accept diversity rather than specialisation. There is undoubtedly an element of fashion in recent events, particularly the shift to a diversified base of activities and it would not be surprising to see in due course a shift back to separately listed activities where there are fundamentally different risk and return profiles.

In recognition of these changes, GPT Management has, for some time, been seeking opportunities to provide higher growth in income for GPT unitholders. To this end, management has invested in higher return hotel assets and, in joint venture with Lend Lease, masterplanned urban communities. Gearing has also been increased to improve investor returns.

While these measures have been successful in increasing earnings growth, management believes that GPT, in its current form, would only ever achieve growth of around 3% per annum in distributions per unit. This rate of growth is lower than many of GPT's peers:

GPT Stand Alone - Comparison of Growth Rates*


GPT Stand Alone
3.0%
Investa Property Group
1.7%
CFS Gandel
3.8%
Stockland
4.4%
Mirvac Group
4.7%
Centro Properties
4.9%
Westfield Group
5.8%

Note: Growth rates for comparables are compound average growth rates for the two years ending 30 June 2007.

Management's view is that if GPT continues to have a materially lower growth rate than its peers it will get caught in a position where it has a higher yield than comparable groups and is unable to make accretive acquisitions and to raise capital so as to grow and pursue opportunities. This scenario would:

- further adversely impact on market price and yield, opening up the opportunity for predators to acquire control cheaply; and
- deprive investors of the potential to earn superior risk adjusted returns.

Accordingly, GPT has over the last couple of years considered a wide range of other alternatives (other than the Lend Lease Proposal) to lift the earnings growth including acquiring or developing a residential development business and investing in offshore assets. However, to date GPT has struggled to find sufficiently attractive opportunities within the Australian market, particularly with the scale necessary to make a meaningful difference. Investments in other parts of the world have had their own drawbacks such as the lack of a management team in the off shore market.

The joint venture is designed to provide GPT with a "growth engine". The joint venture provides unitholders with the potential for high returns from an exposure to offshore markets and "opportunistic" property investing. At the same time, the joint venture does not involve a fundamental change in the nature of the investment for unitholders:

- the joint venture is intended to represent no more than the greater of $1.26 billion and 15% of GPT's assets (although the exposure would be higher if based on the underlying joint venture assets)[30];
- the vast majority of the joint venture's investments will be stable income producing assets (rather than potentially higher risk activities such as construction);
- while gearing in the joint venture will be high, all debt will be non recourse to GPT; and

[30] On a "see through" basis, assuming GPT's 50% share of the underlying assets of the joint venture are included rather than the cash investment made by GPT in the joint venture, the assets represent 25% of total assets.

- currency risk will be minimised:
  - external debt within the joint venture will be denominated in the same currency as the asset (i.e. Euros initially);
  - a capital hedge will be created by switching part of GPT's own debt to Euros to match its capital contribution ($900 million initially); and
  - income hedges will be put in place to cover around 80% of forecast income over a rolling five year period.

In Grant Samuel's opinion, the joint venture has a reasonable prospect (although not without risk) of achieving the objective of increasing GPT's growth profile and providing superior risk adjusted returns. However, the attractions of this strategy to unitholders is largely a matter of personal preference rather than right or wrong. There will be some unitholders who are at the risk averse end of the risk spectrum and would prefer the continuation of the current lower risk/lower return strategy. They will therefore not find the Restructuring compelling.

7.4.2 Joint Venture Investment Thesis

The primary focus of the joint venture will be on generating high returns on equity from investment in established assets. The key elements of the strategy are:

- investment in stabilised assets with secure cash flows and some upside potential mostly in advanced economies;
- concentrate on smaller to medium sized assets (although where opportunity exists, larger assets will be pursued);
- maximise leverage to exploit the positive yield gap; and
- lock in non recourse debt facilities and interest rates for the long term to allow flexibility through the property or interest rate cycle.

The strategy is not unique and there are other investors doing the same thing. Nevertheless, it is still a strategy that can generate attractive returns if well executed (i.e. in particular by investing in the right properties). The success or otherwise will turn on:

- the performance of the relevant executives in finding the appropriate assets, negotiating, structuring and risk management; and
- the quality of the joint venture's decision making processes in terms of judgements about future outcomes (both economic and property specific).

It is important that GPT unitholders understand that the joint venture is intended to be an opportunistic investor looking to generate a high return on equity. Despite the composition of the initial portfolio (and the assets under consideration by the joint venture for investment) it is not necessarily a European investment strategy. It happens that, at present, the opportunity is in Europe. This is predominantly because currently, that is where the gap between yields and interest rates is the largest:

Comparative Yields and Rates			
	Property Yields[31]	Interest Rates[32]	Spread
Europe (EU)	6 – 8%	3.0%	3.0-5.0%
United States	6 – 8%	4.3%	1.7-3.7%
Australia	6 – 8%	5.8%	0.2-2.2%

Source: GPT, Grant Samuel analysis

The European market has a number of other attractions:

- the market is diverse, fragmented and far less homogeneous than markets such as the United States;
- Europe has relatively low levels of institutional property ownership and property securitisation; and
- new laws are being progressively introduced that allow Real Estate Investment Trusts which should lead to increased demand for investment grade properties.

From GPT's perspective another attraction is that few other Australian listed property groups have any meaningful level of exposure to Europe (most overseas exposure is to the well travelled United Sates market). The joint venture will therefore give GPT a point of differentiation.

While Europe is the current focus, if market conditions change there is no reason that the focus could not shift to the United States or Asia (although it would depend on available Babcock & Brown or other resources in those markets).

GPT unitholders should also recognise that the joint venture is not likely to be a static investor. The joint venture is likely to undertake some trading of assets, selling them if conditions move favourably. For example:

- opportunities are likely to exist in the initial portfolio to sell residential units in smaller blocks or even individually at "retail" prices and, having acquired them at "wholesale" prices, lock in a yield differential; and
- yields in the emerging Czech Republic may compress over time as the economy fully integrates into the Euro zone giving rise to the opportunity to realise an uplift in the value of the joint venture's retail asset.

The sale of assets over time and recycling of capital will also facilitate any rebalancing of the joint venture portfolio towards new opportunities.

In this respect, consideration of the merits of the joint venture by GPT unitholders should not overemphasise the specific assets in the initial portfolio (or the assets under consideration by the joint venture for investment) as it is quite possible they will be sold within say 3-5 years. While these assets are not unimportant, other factors which will also be critical to future performance include the structure and terms of the joint venture, the general investment strategy and the capabilities of Babcock & Brown as a generator of attractive investment opportunities.

The joint venture intends to undertake some development activities. The extent of development undertaken will depend on the risk adjusted returns available from the individual projects and the impact on risk adjusted returns from the portfolio. The joint venture will seek to develop a funds management business in Australia. In particular, GPT

[31] Institutional grade real estate.

[32] Indicative 5 year swap rate excluding lending margin (at 15 April 2005).

and Babcock & Brown intend to examine the feasibility of combining their hotel portfolios in a new listed vehicle. It is believed that the development of a meaningful funds management business is more likely under the combined auspices of GPT and Babcock & Brown compared to either one individually. This is an attractive possibility but Grant Samuel has not placed any significant weight on it in the evaluation of the Restructuring as it is only at a conceptual stage.

7.4.3 Merits of the Initial Portfolio

The initial portfolio to be acquired by the joint venture has a total purchase price of €684.6 million (approximately $1.1 billion). Babcock & Brown has secured the portfolio of assets over the past 18 months. In most cases, the assets are owned by Babcock & Brown but in a number of cases, they are subject to contract in favour of Babcock & Brown.

The purchase price for each asset was set by negotiation but subject to claw back if the price exceeds an independent valuation commissioned as part of GPT's due diligence. While the purchase price represents a mark up to Babcock & Brown of approximately €50 million, the purchase price is supported by and in fact is, in aggregate, €21 million lower than the independent valuations:

Initial Property Portfolio

Asset / (Location)	Interest (%)	Purchase price (€ million)	Independent valuation[35] (€ million)
Saltzgitter Portfolio (Saltzgitter, Germany)	94	272.6	290.5
AMB Generali Portfolio (Regional Germany)	94	119.8	119.8
Kiel Portfolio (Kiel, Germany)	94	39.5	40.4
Cologne Business Park (Cologne, Germany)	30	67.5	67.5
Annenhofe (Berlin, Germany)	100	26.0	26.4
Glienicke Spitze (Berlin, Germany)	100	42.0	43.7
Rewe Russelheim (Russelheim, Germany)	100	10.4	10.4
Galerie Butovice (Prague, Czech Republic)	100	106.8	107.0
Total		**684.6**	**705.6**

While perhaps not "prime" assets in Australian terms (e.g. trophy office blocks in Sydney or Melbourne or regional shopping centres) they are established assets with robust cash flows and some upside potential, consistent with the objectives for the joint venture.

All the assets other than Galeria Butovice are located in Germany. The German economy has been in the doldrums for most of the last decade (largely as a result of ongoing costs of reunification and structural inefficiencies) and the Euro zone is widely regarded as a low growth economic region:

[35] Value of relevant percentage owned by the joint venture.


Annual GDP Growth - Selected European Countries
Annual GDP Growth (%)
4.0
3.0
2.0
1.0
0.0
-1.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Germany
Spain
Italy
France

While growth in these markets has been low, it should be recognised that:

- Germany is an advanced economy which is currently the third largest in the world;
- the German economy is showing some signs of starting to recover and structural reforms are beginning to be implemented; and
- attractive returns on equity can be generated even in low growth economies through selection of the right properties and efficient structuring.

In reality, the economic performance of Germany (or wherever the investment is located) is not necessarily the main driver of investment returns. In other words, returns will be determined more by lease terms and structure than assumptions about rental growth from general economic growth and development.

The majority of the assets consist of residential apartments. Institutional ownership of residential property is largely unknown in Australia (where home ownership is amongst the highest of the world). However, residential is a well recognised (and highly regarded) asset class in other markets such as Europe and the United States (where home ownership is significantly lower than in Australia). Indeed, there have been very substantial levels of activity in the German residential sector over the past three years, with portfolios totalling more than €15 billion and 500,000 apartments having been acquired by a mixture of private equity funds, investment banks, institutional investors and others. Some of the larger transactions include:

Selected Recent German Residential Transactions				
Date	Number of units	Vendor	Acquirer	Value
Dec 04	48,000	ThyssenKrupp AG	Morgan Stanley/ Corpus Immobilengruppe	€2.1 billion
Dec 04	31,000	NCM Beteilingungs und Grundbesitz	Blackstone	€1.4 billion
July 04	78,000	GAGFAH Gemeinneutzige AG	Fortress Investment	€3.5 billion
Jun 04	65,700	GSW Gruppe	Cerberus Investement LLP & Whithall funds (90%)/ Contest Beteiligungs GmbH (10%)	€2.0 billion
Jan 04	27,000	Viterra AG (controlled by E. ON AG)	Dresdner Bank AG/ Bayerische Landerbank/ Hamburger Sparkasse	€0.6 billion
Sep 03	10,000	DZ Bank AG/ HSH Nordbank AG/ Provinzial Versichergung AG	Fern Firme Capital Partners LLP	€0.4 billion[34]
Dec 03	144,000	Deutsche Bahn AG	West LB AG	€2.0 billion

Source: Bloomberg, Press Articles

Unitholders may also be wary of this kind of investment in view of the age of the buildings, the target market and their location and the recent history of weak rental growth. The residential apartments were generally built between the 1930s and 1960s, are essentially affordable housing estates and are mostly spread across smaller regional cities. Nevertheless, it is still a low risk income stream as a result of:

- extremely broad diversification of the income base (across thousands of individual tenants);
- relatively low rental levels in terms of affordability (with direct government support in some cases). Average rents are around €4-5 per m^2 per month (excluding outgoings) equivalent to $100-125 per week for a $65m^2$ apartment; and
- high replacement costs relative to value limiting any increase in supply. For example, the (occupied) Saltzgitter apartments have an average cost of approximately €21,520 or €361 per m^2. This compares to replacement costs of approximately €850-920 per m^2.

Consistent with the joint venture's investment strategy, most of the residential assets have potential upside:

- the Saltzgitter and Kiel portfolios each have significant vacancies levels. There is potential to materially reduce vacancy rates (at the same time as improve rentals) through more intensive management and capital expenditure on refurbishment. The previous owners were corporations and very hands off. Babcock & Brown has a partnership with a local property management group that it has used successfully in Kiel to bring in a much more intensive management model. The refurbishment costs are relatively modest and have an attractive payback rate;
- the Kiel portfolio, parts of the AMB Generali portfolio and the apartments that form part of the Annenhofe and Glienicke Spitze assets are likely to be attractive for privatisation (ie sale to individuals) exploiting an expected yield differential between "wholesale" and "retail"; and

[34] "Majority" stake acquisition price. Percentage undisclosed.

- yields for residential apartments have contracted rapidly as demand for these assets has increased. If this continues, trading opportunities may exist to sell down sub-portfolios of residential apartments.

Similarly, there are opportunities in a number of the other assets to add value:

- rents from the newly opened Prague shopping centre have scope to increase once it stabilises (they are slightly below comparables) and further yield compression is likely as the Czech Republic integrates more fully into the European Union ("EU"). This pattern would replicate what occurred in previous entrants into the EU such as Spain in the 1980s although it should be recognised that considerable compression has already taken place (and is reflected in the purchase price of Galleria Butovice); and

- significant vacancies exist in the office portion of the Annenhofe asset (which were not attributed any value in the purchase price). Babcock & Brown believe that through more intensive asset management, these vacancies could be reduced.

Equally, it must be recognised that there are some risks and potential downsides (as there are with all equity investments):

- there are some demographic issues associated with parts of the portfolio (falling populations) but this will impact only over the longer term. In any event, there are mitigating factors. There is, in fact, an increasing number of individual households despite the flat/declining population arising from the trend to smaller families (and the splitting up of families). In addition, in some areas there is reducing supply as some local authorities are moving to demolish some of the lower quality stock;

- there is downward pressure on residential rentals in some locations such as Kassel and Onsabruck where part of the AMB General's portfolio is located;

- there is significant capital required to be spent on "catch up" repairs and maintenance on parts of the residential portfolio. While the acquisition prices and independent valuations reflect these costs, certain assets may be significantly cash flow negative in the early years. Although these costs are expected to be capitalised for accounting purposes, they may potentially impact the returns from the assets if the capital is not "value enhancing"; and

- some of the residential blocks may have asbestos contamination although GPT's technical consultants view the risk of a material cost arising as being relatively low.

The portfolio also includes assets such as the Cologne Business Park which the joint venture intends to simply hold. These assets have strong creditworthy tenants with typically long term leases that allow high gearing levels to maximise the benefit of the positive yield gap. However, arguably they have relatively limited upside potential.

The joint venture will invest approximately €685 million ($1.1 billion) in the initial portfolio. Allowing for expected gearing, these assets represent 30-40% of the aggregate investment capacity of the joint venture (before additional equity contributions). Additional assets are expected to be added to the portfolio over the next 18 months, increasing the value of the investment portfolio to up to as much as €2.4 billion ($4.0 billion) if maximum gearing levels are achieved.

Babcock & Brown has identified a number of assets with a value of more than €1.0 billion ($1.7 billion) which, if ultimately contracted, it proposes to offer to the joint venture. These assets comprise mixed use portfolios, retail assets, business parks and industrial assets. These potential investments demonstrate similar characteristics to the initial portfolio. A number have good upside potential while others have strong creditworthy tenants where leverage can be exploited to maximise the benefit of the positive yield gap.

The decision as to whether or not to invest in these assets will be taken by the joint venture committee with GPT having the effective right of veto.

7.4.4 Babcock & Brown Contribution

The rationale of the joint venture is to combine GPT's capital and funds management skills with Babcock & Brown's investment platform, network and expertise. As GPT's management team has limited experience in offshore investment, GPT will be heavily dependent, at least initially, on the performance and judgement of Babcock and Brown's management.

In Grant Samuel's opinion, Babcock & Brown is a credible joint venture partner:

- Babcock & Brown was established in 1977 and has had a strong presence in the Australian financial markets for over 20 years. It has a well established reputation in financial circles. Historically, it has largely been out of the "public eye" but this has changed dramatically as a result of the recent initial public offering ("IPO") and other public capital raisings;

- following its IPO, Babcock & Brown is in a strong financial position with over $1 billion in capital. However, it is a dynamic business and has the potential for its situation to change relatively quickly;

- Babcock & Brown has a considerable track record of delivering strong returns to investors from a variety of investments including property. It began syndicating and investing as principal in property investments in the early 1990s. It has undertaken over 30 property investment transactions either on a syndicated basis or as principal. Babcock & Brown has achieved an aggregate internal rate of return on its realised global real estate investments of 43% (as at the end of 2004) with no individual investment recording a negative return; and

- the continental European real estate platform appears to be adequately resourced and the individual executives demonstrate extensive experience and credentials in property investment and associated areas (financing etc.). In addition, the team has demonstrated an ability to source transactions which are either off market or are being sold through restricted processes. Several of the assets such as the Kiel and Saltzgitter residential portfolios and the Cologne office assets are good examples of this approach. This is important if the joint venture is to optimise returns by "buying well" rather than just being the highest bidder in a public tender. Since the commencement of the operation in continental Europe in 2003, the real estate team has secured 21 assets.

However, some caution is necessary:

- Grant Samuel has reviewed the Babcock & Brown deal history but has not undertaken due diligence on it or audited it. However, it must be recognised that, while this record is indicative of the organisation's overall capabilities and disciplines, the key determinant of returns for the joint venture will be the future performance of the relevant individuals that comprise the continental European real estate platform. In this regard:

    - the individuals had negligible involvement in the Babcock & Brown deal history (as it mostly preceded their employment and is predominantly Australian). The Babcock & Brown continental European real estate platform has really only been in place for a little over two years. Other than the current proposed sale to the joint venture, its track record of successful realisations is limited to only one transaction, the sale of part of the Kiel residential portfolio;

- there can be no certainty about future performance of individuals. It can never be more than a judgement. Grant Samuel has met with key members of the team and formed a favourable impression but there are no guarantees;
- the business is dependent on a relatively small number of key executives. This creates its own risks; and
- there is no certainty that the current team will remain in place;

- Babcock & Brown is currently riding a wave of generally favourable publicity following the IPO and other raisings such as its listed private equity fund. This kind of profile and positive momentum is helpful in securing transactions and attracting high quality staff (although it may be less valuable in the European market). However, this may not always be the case. Public perceptions can turn relatively quickly with consequent adverse effects; and
- the success of the joint venture will depend on the continued harmonious relationship between GPT and Babcock & Brown. There is inevitably potential for the relationship to breakdown. GPT and Babcock & Brown each have their own distinctive cultures, outlook and way of doing business. GPT is a traditional, conservative investor. Babcock & Brown appears to be very focussed on risk minimisation but it is clearly a more "entrepreneurial" organisation.

At the same time, the joint venture is a property holding vehicle not a trading business (such as a construction business). GPT's representatives on the board of the joint venture company will vet each investment opportunity as it arises. The returns from the investments once they are made are, compared to a trading business, less reliant on ongoing management.

Moreover, the joint venture will be able to be unwound if it proves unworkable or unsatisfactory (e.g. if the relationship breaks down). As an asset owning entity this should be able to be achieved without any significant loss of value although:

- it may not be optimal in terms of value realisation (eg because of the time in the cycle or the costs of unwinding interest rate hedges);
- there will be transaction costs in realising assets and winding up the joint venture; and
- Babcock & Brown will have locked in its $50 million goodwill payment at GPT's expense if the winding up occurs after 30 June 2008.

7.4.5 Financial Returns from the Joint Venture

Returns from the joint venture in the short term are dependent on a range of factors, including:

- the performance of the initial portfolio;
- the ability of Babcock & Brown to source new investments on financially attractive terms; and
- the period it takes to fully invest the available capital. It is expected to take up to 18 months or more to fully invest the available funds.

Accordingly, meaningful forecasts for the returns from the joint venture are difficult to develop. In addition, during the period up to 31 December 2006 the returns will be distorted by the full draw down of capital (despite the possible absence of property investments for the full amount) and by the role of the Babcock & Brown underwriting. In this context:

- the Babcock & Brown underwriting is not guaranteeing the performance of the assets. Rather, it is intended to effectively place GPT in the position it would have been if the joint venture had been (almost) fully invested from the outset (and to provide Babcock & Brown with incentives to deliver the properties). The extent to which the "top up" is drawn upon will depend on the time frame over which future investments are made; and

- the GPT forecasts for the period to 31 December 2006 are based on the underwritten income levels and are therefore not affected by the level of investment activity (as the top up covers any shortfall from this source). However, they will be affected by any adverse performance against forecast at the operating level for any acquired asset. After 2006, GPT will lose the benefit of any potential "top up". To the extent that the joint venture is not fully invested, there is a risk that returns to GPT unitholders from the joint venture may in fact be lower than those included in GPT's forecasts for the year ending 31 December 2006.

The following table has been prepared to illustrate the potential returns to GPT and Babcock & Brown from the joint venture on an annualised basis (ignoring the underwriting and other one-off factors such as transaction costs). Two scenarios have been presented:

- Initial Portfolio: assumes that the joint venture only invests in the initial portfolio and is based on GPT's forecast for the returns from these assets. These forecasts assume gearing of 70%, average interest rates of 4.1% (including margin) and an average tax rate of 15%; and

- Fully Invested: assumes that the joint venture invests in the initial portfolio as well as further assets yielding 7% per annum such that the initial capital of $1 billion is fully invested. The additional assets are assumed to be geared to 70% (with the debt attracting interest of 4.1% per annum) and tax is payable at an effective rate of 15%.

Illustrative Financial Impact of the Joint Venture	Initial portfolio only ($ millions)	$1 billion fully invested ($ millions)
Net income from the joint venture (€)	15.9	58.4
GPT's share:		
- Preferred capital (€)	9.8	24.8
- Ordinary equity (€)	3.1	16.8
	12.9	**41.6**
GPT's share of net income (@A$1=€0.59)	21.8	70.5
Interest saving on GPT's Euro funding	10.6	27.0
Total return from joint venture by GPT	32.4	97.5
Less cost of GPT's A$ funding (@ 6.0%)	(21.3)	(54.0)
Net financial impact on GPT	**11.1**	**43.5**
Capital invested		
- GPT	355	900
- Babcock & Brown	39	100
GPT return on invested capital		
- Pre interest saving	3.6%	4.6%
- Post interest saving	9.1%	10.5%
Babcock & Brown return on invested capital		
- Pre interest saving	13.3%	28.5%
- Post interest saving[135]	16.3%	31.5%

The returns from the initial portfolio are based on the joint venture acquiring all eight assets. While two of these assets are yet to be fully secured they account for a relatively small proportion of the initial portfolio (less than 8%). Moreover, the initial portfolio is expected to account for only 30%-40% of the total portfolio once the joint venture is fully invested. In any case, the two assets if not ultimately secured are expected to be replaced by assets with similar cash flow characteristics.

GPT's returns from the joint venture fall into two categories:

- the returns generated by the highly leveraged assets to be owned by the joint venture. GPT will receive from this a return on its preferred capital of 3% over the three year Euro swap rate (equivalent to 9% per annum in A$ terms) plus a return on its ordinary equity; and
- the returns generated by virtue of GPT's ability to borrow in Euros against Euro generating assets thereby locking in lower funding costs. This gives rise to an "effective" interest rate saving equivalent to the differential between the Australian borrowing costs and European borrowing costs. For this analysis the difference was assumed to be 3%.

In analysing the potential returns to GPT from the joint venture, the following factors should be taken into account:

- the returns are "cash" returns are after capital allowances of €5 million and expenditure on refurbishment and renovations of the residential portfolio of approximately €9 million. In this context:

135 Assumes the differential between Babcock & Brown's cost of debt in A$ and Euro is 3%.

  - the expenditure on the residential portfolio is expected to be value enhancing either through reduction in vacancy factors or through increased rentals;
  - if this expenditure was added back, then GPT's return on capital invested in the joint venture would increase by approximately 300 basis points; and
  - a significant part of this expenditure is expected to be capitalised for accounting purposes;

- the returns do not include any capital gains (or losses) from asset trading; and
- the returns reflect the significant tax benefits created by depreciating the assets (which also reduces their cost base). This reduces the effective tax rate from around 26% to around 15%. Without this "tax shield", the return to GPT (pre interest savings) would be approximately 50 basis points lower. The "tax shield" is however only likely to represent a timing difference rather than a permanent difference as the joint venture expects to trade assets. When this occurs it will crystallise taxable capital gains broadly equivalent to the difference between the sale price and the written down tax value (thereby recapturing the tax savings from the depreciation). At the same time, where the joint venture is able to generate trading profits, returns are likely to be enhanced overall.

GPT's rate of return is expected to be significantly lower than Babcock & Brown's once the committed capital is fully invested. GPT will earn a fixed rate of return on its preferred capital contribution (approximately 80% of its total capital contribution) equivalent to 9% per annum (in A$ terms) plus a return on its ordinary equity. This "blended" return is significantly lower than the expected returns on ordinary equity alone. Accordingly, GPT has more limited upside given a large proportion of its investment is by way of fixed return preferred capital. However, GPT's investment also carries lower risk than Babcock & Brown's investment by virtue of the protections provided to its preferred capital including on winding up.

The preferred capital is effectively mezzanine debt, wedged between senior debt of up to 75% of underlying asset value and ordinary equity which represents 5-10% of underlying asset value. The 9% return on preferred capital (in Australian dollar terms) provides a margin of approximately 3% on GPT's Australian dollar borrowing costs. Based on information available to Grant Samuel, this margin is at the low end of what mezzanine lenders in the Euro zone would typically require in relation to assets such as the initial portfolio. On the other hand, it should be recognised that GPT's overall total expected return on ordinary equity is only approximately 10-11%. When 30% debt is allowed for, the preferred return should exceed GPT's weighted average cost of capital.

7.4.6 Currency Risk

The joint venture will expose GPT unitholders to currency risk. GPT will minimise this exposure:

- the currency of the external debt employed in the joint venture will match the currency of the income streams from the assets. For instance, the assets comprising the initial portfolio all have Euro denominated income streams. The external debt initially within the joint venture will be denominated in Euros; and
- GPT will switch part of its own debt to the currency of the income streams acquired by the capital contributed to the joint venture. This will initially be Euro.

This structure provides a permanent and complete hedge against capital risks except in respect of future changes in asset values. There will be some residual risk on the net income of the joint venture but GPT plans to hedge most of its currency exposure for its

share of the income. However, these hedges will have limited terms and GPT will therefore have some residual ongoing exposure to currency risks in relation to income.

7.4.7 Other Aspects of the Joint Venture

There are several other aspects of the joint venture that should be considered in assessing the joint venture:

- GPT is paying $200 million for 50% of the ordinary equity (which totals $300 million) while Babcock & Brown is paying only $100 million for its 50% share. The financial terms of the joint venture therefore mean that GPT is effectively paying goodwill of $50 million to Babcock & Brown. In considering the appropriateness of this effective payment the following factors should be taken into account:
  - the payment is conditional. GPT has certain rights to wind up the joint venture including if:
    - the joint venture has not invested $1 billion within the first three years; or
    - GPT has not achieved an internal rate of return of 10% per annum on its total investment over the first three years.

    If the winding up occurs before 30 June 2008, the surplus after repaying preference capital, will be returned proportionate to actual amounts contributed (up to full repayment or ordinary capital plus a 10% per annum return before any further payments are made). Accordingly, in most circumstances:
    - if GPT earns less than 10% per annum over the first three years, GPT will be able to avoid paying any goodwill to Babcock & Brown (although it will have earned 50% of the net income during the first three year period); and
    - Babcock & Brown effectively only earns its goodwill if GPT earns more than 10% per annum on its investment;
  - the payment is partially offset by the excess of the independent valuations of the initial portfolio over the agreed purchase price. The table in Section 7.4.3 shows this to be €21 million ($35 million). GPT will effectively be entitled to 50% of this benefit (i.e. $17.5 million). However, it should be recognised that this gain is theoretical;
  - the top up payment by Babcock & Brown may provide some value to GPT in the first 18 months. If only the initial portfolio is delivered the payment could be significant. However:
    - if the joint venture is fully invested by 31 December 2005, it is expected to be a relatively small payment; and
    - the provisions of the JV Agreement relating to the top up payment contain a number of carve outs which collectively may potentially impact the effectiveness of the top up arrangements; and
  - the payment represents less than 2% of GPT's share of the total expected asset value of the joint venture if the full capital investment of $1.4 billion is made by the parties (50% of $5.6 billion of assets if gearing to 75%). In this context, the JV Agreement provides that Babcock & Brown will not be entitled to any acquisition fees in relation to the initial portfolio (other than the initial mark up on the sale to the joint venture). GPT would normally expect to pay fees for the introduction and securing of such assets. Assuming a fee of 1%, this represents a saving to GPT of $5.7[+] million (€685m[+]x1%x50%/0.6);

- the joint venture acquires assets identified by Babcock & Brown at a price that is below market value, as assessed by independent valuer, it is able to "mark up" the asset and receive a fee equal to the difference (up to a maximum of 5%, except where Babcock & Brown have controlled or owned the assets for more than 12 months). This seems to detract from the merits of the joint venture. One of the key attractions to GPT is Babcock & Brown's ability to "buy well" rather than just paying market value for assets. At the same time, GPT will have effective veto rights over each acquisition and can judge each case on its own merits; and

- the joint venture will have the exclusive first rights to Babcock & Brown's global real estate pipeline but only where it is funded by non-Babcock & Brown Australian capital. This means that Babcock & Brown will not have to offer the joint venture first option on offshore assets funded by offshore investors or from its own balance sheet. For example, Babcock & Brown could establish a European based fund to invest in European properties which would fall outside the exclusivity. The carve outs may enable "cherry-picking" by Babcock & Brown. However, it should be recognised that the financial terms of the joint venture provide incentives to Babcock & Brown to deliver opportunities to the joint venture (e.g. through the "goodwill" payment and the top-up payment) and the fact that it has invested $100 million of its own capital in the joint venture. Ultimately, the success of any joint venture depends on both parties behaving properly. It will be an issue of trust.

7.5 Westfield Sale

GPT has agreed to sell partial interests in three retail centres to Westfield Group for a total of $744 million:

Assets to be sold to Westfield				
Property	Interest sold	Sale price ($ million)	Latest Independent Valuation ($ million)	Uplift in Value ($millions)
Penrith Plaza, Sydney	50%	352.5	352.5	-
Woden Plaza, Canberra	50%	242.0	242.0	-
Sunshine Plaza, Queensland	25%	149.3	140.9	8.5
Total		743.8	735.4	8.5

Note: Apart from some minor assets all valuations are as at 31 December 2004.

As GPT will have to pay vendor stamp duty of approximately $8 million, the net gain over book value will be zero.

The sale to Westfield Group is at a "fair" price in so far as it exceeds the recent independent valuations of the three centres (by 1%). The overall exit yield (current net income/sale price) is around 6% which is materially below the yield at which GPT currently trades (around 6.2%). The sale, coupled with the reinvestment of the funds into the (potentially) higher yielding joint venture, is the largest contributor to achieving the uplift in distributions per security.

However, the Westfield sale raises a number of issues:

- sale of low yielding assets and replacement with higher yielding assets may increase short term earnings but does not necessarily add value. Inevitably, overall asset quality is diluted and there may be some offsetting negative impact on yield;

- the three retail assets are extremely high quality assets with proven performance over a long period of time. The three assets are among GPT's strongest performing assets. All three are ranked in the top 10 retail centres in Australia as measured by sales per square metre. It would be very difficult to find replacement properties of equivalent quality (assuming capital was available);

- GPT, along with most other listed property trusts, sells at a premium to net asset backing. Prior to the announcement of the initial Lend Lease Proposal, the premium ranged between 5.8% and 18.8% with an average of 11.5%. It is possible that this premium may, in part, be due to differences between property valuers (who must reflect specific risk) and sharemarket investors who may require a lower rate of return because they can diversify risk. A meaningful proportion of that premium is likely to be attributable to GPT's portfolio of retail properties. Accordingly, any sale would need to be at well above valuation in order to avoid the risk of effectively diluting GPT's premium to NTA;

- Lend Lease, through its ownership of GPT's responsible entity, currently has day to day management control of the properties and their development. An internalised GPT would have gained these rights. However as a result of the Westfield sale, it will cede these rights to Westfield Group which will assume the role of property manager and will be the developer for any refurbishment or extensions (subject to agreement from APPF in the case of Sunshine Plaza). These rights will generate significant fees for Westfield Group and represents a potential lost opportunity for GPT;

- GPT will have reduced flexibility to deal with the assets due to Co-ownership Agreements. Westfield Group will hold pre-emptive rights over GPT's remaining interest in the three assets. Importantly however, the Co-ownership Agreements do not provide Westfield Group with any rights to acquire the stakes upon a change in control of GPT or upon the replacement of the responsible entity of GPT;

- in the case of Penrith Plaza and Woden Plaza the sale of a 50% interest (and the transfer of property management) may have a negative impact on the value of the 50% interest retained (i.e. it might be less than 50% of the 100% value). At the same time, GPT has no intention of selling these retained interests and it will continue to receive its 50% share of the net income; and

- the Westfield sale will give rise to a capital gain which will significantly reduce any further tax deferred components in 2005 being included in GPT's distributions.

An arguably preferable transaction structure might have been to raise the necessary capital to invest in the joint venture by either borrowing or by selling less prime assets from GPT's portfolio (or a mixture of both) although both of these have their own drawbacks:

- GPT would have faced increased financial risk if it was to have borrowed to fund its investment in the joint venture. Gearing would have increased to 36% (net borrowings / (total tangible assets –cash)) and 46% on a see through basis; and

- the sale of lower quality and higher yielding assets would have resulted in a lower uplift in earnings and distributions per unit (although the impact on GPT's trading yield may have been more favourable).

However, the Restructuring is a single interdependent package. Unitholders are not able to cherry pick between the various elements. In putting together the Restructuring, the independent directors were mindful of developing a transaction that not only provided superior value to the Stockland Offer, but one that was capable of being executed. Babcock & Brown's participation was conditional on GPT being able to deliver a reasonably certain outcome. In this context, the independent directors believed it was necessary to provide some level of certainty on Westfield Group's position.

7.6 Financial Impact

7.6.1 Earnings and Distributions

The pro forma forecast financial performance of GPT post implementation of the Restructuring for the years ending 31 December 2005 and 2006 is set out in Section 6 of the Explanatory Memorandum and is summarised in Section 6.3 of this report. The pro

forma forecasts for GPT post implementation of the Restructuring indicate that both earnings and distributions will increase materially for GPT unitholders:

GPT – Pro Forma Impact on Earnings and Distributions			
	Stand Alone (per unit)	After implementation of the Proposal (per unit)	Change
Year ending 31 December 2005	22.9¢	24.4¢	+6.6%
Year ending 31 December 2006	23.6¢	27.5¢	+16.5%

The forecasts for the stand alone performance of GPT exclude one-off costs of approximately $40 million (2¢ per unit) relating to implementation of the Restructuring that will be incurred regardless of whether the Restructuring is implemented. GPT expects that it would make a transfer from capital of an equivalent amount to ensure distributions in respect of this period are not reduced.

The pro forma forecasts assume that the Restructuring had been implemented on 1 July 2005. Accordingly, earnings and distributions for the year ending 31 December 2005 include only a half year impact of the Restructuring.

The increase in earnings and distributions is primarily due to the combined effect of the joint venture and the Westfield sale although the internalisation also generates a meaningful increase in earnings:

GPT – Analysis of Increases in Distributions Per Unit		
	Year ending 31 December	
	2005	2006
Internalisation	0.5	0.9
Joint venture/Westfield sale	1.0	3.0
Total change	1.5	3.9

It can be seen that the significant increase in distributions per unit is principally driven by the reinvestment of funds realised from the Westfield sale in the higher yielding joint venture. In the year ending 31 December 2005, the increase is only 1.0 cent per unit reflecting a 6 month contribution from the joint venture but is much higher in 2006. In analysing the increase, it should be noted that:

- the forecasts include branding fees payable by Westfield Group ($1.0 million in 2005 and $4.5 million in 2006). These branding fees do not occur after 2006;
- the contribution from the joint venture is based on the assumption that to the extent sufficient investments beyond the initial portfolio are not made, the shortfall will be covered by the Babcock & Brown "top up" payment. In other words, the forecasts assume the underwritten contribution from the joint venture is achieved. In reality, in the forecast years it does not matter how quickly or slowly the joint venture makes investments as the net effect any change is likely to be nil (i.e. the top up reduces to offset the greater income). However, the underwritten level is not guaranteed and the actual impact of the joint venture on GPT earnings will depend upon among other things:
  - performance of assets acquired. If it is below the level forecast by the joint venture, this will flow through to earnings; and
  - whether or not investment proposals are rejected. Rejection of a proposal could allow Babcock & Brown to avoid its underwriting obligation to the extent the proposed acquisition would have contributed to earnings.

Moreover, the incremental effect after 2006 (when the underwriting will have expired) will also depend on the performance of the assets acquired and the extent of further acquisitions. Accordingly, there is far less certainty attached to assessment of the incremental effect on distributions post 2006. If the joint venture acquires sufficient assets on similar terms to the initial portfolio to achieve total assets of, say $2.5 billion it is likely that the future effect on distributions will exceed the 3.0 cents assumed in 2006.

Distributions will continue to be paid on a quarterly basis, with GPT targeting to pay out 100% of earnings (whether from the trust or the stapled corporate structure). However, there is likely to be some relatively minor changes to the nature of distributions received by unitholders. If the internalisation proceeds by way of stapling, unitholders will principally receive tax deferred distributions, taxable distributions and unfranked dividends. Tax deferred distributions and taxable distributions are expected to be reduced reflecting the reallocation of investment to the joint venture which will generate unfranked dividends. If the internalisation proceeds by way of establishment, unitholders will principally receive tax deferred distributions and taxable distributions. Unitholders will also receive what will initially be a small unit trust dividend which is likely to be franked.

The taxable capital gain realised on the Westfield sale will significantly reduce any further tax deferred component in the 2005 calendar year being included in GPT's distributions.

7.6.2 Financial Position and Net Tangible Asset Backing

The pro forma financial position of GPT as at 31 December 2004, on the basis that the Restructuring was implemented on that date, is included in Section 6 of the Explanatory Memorandum and is summarised in Section 6.4 of this report. The impact of the Restructuring on pro forma NTA and gearing is set out below:

GPT – Pro Forma Impact on Financial Position at 31 December 2004

	Before Restructuring	Pro Forma After Restructuring		
		Amount	Change	
			Amount	Proportion
NTA per unit	$3.02	$3.00	-0.02	-0.7%
Total Assets less cash	$9,046m	$9,212m	$166m	1.8%
Total Assets - "see through" basis[36]	$9,046m	$10,312m	$1,226m	14.0%
Debt (net of cash)	$2,648m	$2,862m	$214m	8.1%
Debt (net of cash) - "see through" basis	$2,648m	$4,362m	$1,714m	64.7%
Gearing[37]	29.3%	31.1%	1.8%	6.1%
Gearing – "see through" basis[38]	29.3%	42.3%	13.0%	44.4%

Note: All amounts shown are based on accounts subject to AGAAP. The introduction of the Australian version of the International Financial Reporting Standards is not expected to have a material impact to the analysis.

The financial position of GPT has been prepared on the basis that the Restructuring was implemented as at 31 December 2004. It assumes that GPT's initial commitment of $900 million is fully drawn down by the joint venture.

The Restructuring results in only a modest increase in assets and gearing. However, if the assets and liabilities of the joint venture are consolidated with GPT's stand alone balance sheet to present GPT's financial position on a "see through" basis (i.e. including GPT's 50% share of the joint ventures assets and liabilities), assets and gearing increase

[36] Adjusted to reflect GPT's share of joint venture total assets. Assumes the joint venture is geared to 75%.

[37] Calculated as net borrowings / (total tangible assets – cash).

[38] Calculated as net borrowings / (total tangible assets – cash) adjusted to reflect GPT's share of joint venture net borrowings, total tangible assets and cash. Assumes the joint venture is geared to 75%.

considerably. This increase illustrates the significant leverage being employed by the joint venture. At the maximum gearing level for the joint venture, for every $100 million invested, GPT gains an exposure to $400 million of property investments.

While the "see through" gearing of GPT increases due to the utilisation of high leverage by the joint venture, GPT unitholders risk is not increased commensurately. The debt used to finance joint venture investments will be non recourse to GPT and Babcock & Brown. Accordingly, GPT unitholders investment in the joint venture will be higher risk but this risk is effectively quarantined from the balance of GPT's operations.

7.7 Market Value Implications

The significant increase in pro forma distributions should result in an uplift in the market value of GPT units relative to the status quo. However the implementation of the Restructuring may have some impact on the yield at which GPT trades. In general, the trading yield of GPT post implementation of the Restructuring will reflect a range of factors including:

- the quality of its investment portfolio;
- the proportion of income generated from "passive" investment;
- the size of the business; and
- the outlook for distribution growth.

However, the risk profile of GPT will change. GPT will forgo the lower risk growth associated with $744 million of high quality retail assets but gain an exposure to the potentially higher growth but higher risk joint venture. There are "new" risks associated with the higher leverage, currency, exposure to new economies and the whole relationship with Babcock & Brown. There may also be some issues with the quality of the pro forma increase in distributions in that it may potentially be supported by the top up from Babcock & Brown and some other temporary factors (e.g. brand fees). While the top up is simply designed to "bring forward" earnings and create an effect as if the joint venture was fully invested from day one, it is complex and will inevitably create some issues in the minds of investors.

The trading price of GPT following the announcement provides some indication of how these factors may be incorporated into the market rating of GPT following implementation of the Restructuring:


GPT - Trading Price Post Announcement
17 February 2005 to 22 April 2005
Share Price ($)
4.00
3.90
3.80
3.70
3.60
3.50
3.40
3.30
3.20
3.10
3.00
Volume (000s)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
17-Feb-05
28-Feb-05
9-Mar-05
18-Mar-05
31-Mar-05
11-Apr-05
20-Apr-05

Source: IRESS

Trading since the announcement of the Restructuring has been in the range $3.47-$3.91. The price of GPT units has weakened from the period immediately following the announcement. This is likely to have reflected a range of factors including:

- the announcement on 23 February 2005 by Stockland that its offer would close on 4 March 2005 without being increased;
- a general increase in listed security yields as fears increased about a slow down in the property sector (and particularly residential) coupled with the effect of interest rate rises and the possibility of more; and
- uncertainty about the joint venture, the quality of its initial portfolio and its ability to deliver strong earnings growth as well as whether the Restructuring would be actually approved by unitholders.

While the GPT units have weakened, they have outperformed other securities in the sector over the last 2-3 weeks:


GPT vs Westfield Group vs Stockland vs
CFS Gandel Retail vs Mirvac Group
(18 February 2005 - 22 April 2005)
104
102
100
98
96
94
92
90
88
18-Feb-05
25-Feb-05
4-Mar-05
11-Mar-05
18-Mar-05
25-Mar-05
1-Apr-05
8-Apr-05
15-Apr-05
22-Apr-05
GPT
WDC
SGP
GAN
MGR

Source: IRESS

More recently, GPT units have traded in the range $3.47-3.70. Based on the earnings forecast for GPT post implementation of the Restructuring these prices imply yields for distributions in calendar 2005 of 6.7-7.0% and for distributions in calendar 2006 of 7.5-7.9%. These yields are high in comparison to yields of other comparable listed property securities recognising that the comparable listed property securities each have a 30 June year end (other than Australand):

Australian Listed Property Trusts[39]							
				Distribution Yield[42] (%) Year end 30 June			
Stapled Security/Trust	Market Capitalisation ($ millions)	Property Investment[40] (%)	Gearing[41] (%)	2004 historical	2005 forecast	2006 forecast	Forecast Distribution Growth Per Annum (2005-2007) (%)
Stapled Securities							
Westfield Group	27,451	90.3	40.8	nm[43]	6.7	7.1	5.8
Stockland	7,623	66.5	25.2	6.4	6.7	7.1	4.4
Macquarie Goodman Group	5,444	88.0	30.2	nm	6.6	7.0	4.3
Centro Properties Group	4,047	100.0	27.0	5.9	6.4	6.9	4.9
Mirvac Group	3,621	42.1	34.0	7.5	7.9	8.3	4.8
DB RREEF Trust	3,524	98.0	44.9	7.2	8.1	8.5	3.3
Multiplex Group	3,459	36.7	36.4	8.5	7.7	8.6	12.8
Investa Property Group	3,074	84.7	34.2	8.0	8.0	8.1	1.7
Australand Property Group	1,394	20.0	33.9	10.3	10.4	10.6	3.3
Valad Property Group	520	84.0	31.3	7.7	7.9	8.2	3.5
Simple average		*71.0*	*33.8*	*nm*	*7.7*	*8.0*	*4.9*
Weighted average		*80.1*	*35.9*	*nm*	*7.0*	*7.4*	*5.3*
Listed Property Trusts							
CFS Gandel Retail Trust	3,163	100.0	25.5	6.4	6.7	6.9	3.7
Macquarie Office Trust	2,183	100.0	31.8	8.2	8.6	8.8	1.8
Macquarie Country Wide Trust	2,092	100.0	8.5	7.9	8.1	8.5	3.3
Commonwealth Office Property Fund	1,886	100.0	33.6	7.7	7.8	7.9	1.3
ING Industrial Fund	1,509	100.0	29.0	6.9	7.1	7.3	2.0
ING Office Trust	1,234	100.0	33.1	8.3	8.3	8.6	1.9
Simple average		100.0	*26.9*	*7.5*	*7.8*	*8.0*	*2.4*
Weighted average		100.0	*26.2*	*7.4*	*7.7*	*7.9*	*2.5*

GPT post implementation of the Restructuring is likely to be compared principally with other large scale listed stapled securities and selected listed property trusts:

- GPT will have a number of similarities with the listed retail groups such as Westfield Group, Stockland, Centro Properties Group and CFS Gandel Retail Trust. Australian retail will account for approximately 38% of GPT's earnings in 2006 (excluding earnings from retail investments made by the joint venture). GPT will continue to hold the second largest portfolio of retail assets in Australia. The nature and quality of GPT's portfolio is most similar to Westfield Group although unlike Westfield Group which generates approximately 55% of its earnings from offshore, GPT's retail assets are principally located in Australia;

- GPT will also be comparable to the specialist office owning staple groups and trusts such as Investa Property Group, Macqaurie Office Trust, Commonwealth Office Property Fund and ING Office Trust. GPT will generate approximately 31% of its earnings in 2006 from office investments (excluding earning from office investments made by the joint venture);

- GPT will generate approximately 16% of its earnings from the joint venture in 2006. These earnings are generally higher risk than simple property ownership and in this sense, GPT may be more comparable to stapled securities which typically generate significant earnings from higher risk operating businesses. However, stapled securities such as Stockland, Mirvac Group, Australand Property Group and Multiplex Group have relatively large exposures to

39 Based on share prices on 22 April 2005. All trusts have a 30 June year end except for Australand Property Group which has a 31 December year end.

40 Property investment as a percentage of earnings before interest, tax and unallocated expenses. Investa Property Group calculated post-tax.

41 Gearing calculated as total borrowings divided by total tangible assets.

42 Distribution yield calculated as distribution per unit divided by security price.

43 Not meaningful.

either residential development in Australia and/or construction which have a higher risk profile than the asset backed investing the joint venture will undertake; and

- GPT's growth profile is expected to be enhanced as a result of the Restructuring. GPT has historically been able to generate growth of around 3% but as a result of the joint venture is forecasting growth of in excess of 5% in 2006 (after annualising the expected earnings for 2005 for the impact of the Restructuring). In this sense, GPT will be most comparable to Westfield Group, Stockland, Centro Properties Group and Mirvac Group each of which is expected to achieve distribution growth in excess of 4%.

Analysts' expectations for the trading yield of GPT following implementation of the Restructuring for 2006 are in the range 6.9-7.6%. In Grant Samuel's opinion and in the absence of any change in market conditions, GPT should trade on a yield of 7.2-7.6% for calendar 2006 year implying a unit price of $3.61-3.81. This equates to a yield of approximately 7.0-7.4% based on a year end 30 June 2006 basis (assuming a distribution of 26.7 cents per unit)[44] and is broadly comparable to the leading stapled securities:


GPT Post Restructuring - Comparison to Listed Properties Securities (2006 Yield)
Centro Properties
6.9%
CFS Gandel
7.0%
GPT Post Restructuring (Low Yield)
7.0%
Westfield Group
7.1%
Stockland
7.1%
GPT Post Restructuring (High Yield)
7.4%
Investa Property Group
8.1%
Mirvac Group
8.3%

These yields for GPT of 7.0% to 7.4% are considered reasonable in the context of the comparable listed properties securities:

- GPT will have one of the highest projected growth rates among listed property securities, higher than all but Westfield;
- GPT's risk profile will be higher than without the Restructuring, but is likely to be lower than those with extensive development or construction activities particularly in residential (such as Stockland or Mirvac Group); and
- the joint venture introduces "new" risks and there are potential question marks over the quality of the pro forma increase in distributions. The joint venture is yet to prove itself.

The current unit price is at the low end of Grant Samuel's expected range but it also traded below the range during late March 2005 and early April 2005. This may have reflected market concerns about the Restructuring, probably some level of unfamiliarity with the joint venture assets and some uncertainty as to whether an alternative proposal will be put forward by Lend Lease (or

44 Based on estimate provided by GPT in the Investor Presentation dated 17 February 2005.

another party). Following an investor roadshow and tour, confidence may be building in the joint venture "story".

In any case, both the expected value of $3.61-3.81 and the current share price exceed the price at which Grant Samuel believes GPT units are likely to trade today based only on existing fundamentals (i.e. in the absence of the Restructuring or any other corporate activity). Grant Samuel has estimated this to be in the range $3.20-3.35. This price represents yields of 6.8-7.2% for calendar 2005, yields of 7.0-7.4% for calendar 2006 and 6.9-7.3% for the equivalent to financial year ended 30 June 2006.[45]

GPT units were trading at a yield of 7.2% prior to the announcement of the initial Lend Lease Proposal based on the then forecast distribution for 2005. Yields compressed towards the end of 2004, but for many property securities have since risen particularly for those securities involved in residential property development. Yields for stocks without an exposure to residential development have remained broadly steady since late 2004 (notwithstanding the fact that there is greater earnings clarity given the relative time of year):

Movement in Yields for Selected Comparable Listed Property Groups

Stapled Security/Trust	Distribution Yield (%) Forecast 2005		Movement (%)
	Pre-Lend Lease Proposal (20 May 2004)	Current (22 April 2005)	
Westfield Group	7.0%	6.7%	-0.4%
Stockland	6.9%	6.7%	-0.1%
Mirvac Group	7.6%	7.9%	+0.2%
Centro Properties Group	7.4%	6.4%	-1.0%
CFS Gandel Retail Trust	7.1%	6.7%	-0.4%
Simple average	*7.2%*	*6.9%*	*-0.3%*
Weighted average	*7.0%*	*6.8%*	*-0.2%*

A firming of say 0.0%-0.4% in GPT's stand alone yield from levels prior to the Lend Lease Proposal would result in GPT trading at a yield of 6.8-7.2%. This is consistent with the yields implied by prices of $3.20-3.35. This price is broadly consistent with the price assessed for GPT units by Grant Samuel in its report to GPT unitholders in relation to the Stockland Offer in December 2004.

7.8 Impact on Investment Characteristics

The Restructuring will impact the risk and return profile of an investment in GPT. The transaction will result in a reallocation of investment from the relatively low risk retail assets towards relatively higher risk, but higher return investment in the joint venture.

GPT's retail assets are high quality and have generated consistent growth in earnings over the last few years. GPT will trade these assets for an exposure to an "opportunistic" investing business with investments in overseas markets. At one level, the joint venture will give investors an exposure to riskier income stream (but hopefully with higher returns) reflecting a range of factors including:

- the nature of its activities (which is likely to include trading of assets and investment in assets requiring active management to extract value);
- the markets in which it will invest (which are likely to initially include some emerging countries and in any case will bring new economic, tax and regulatory risks);

[45] Based on the average of distributions for 2005 and 2006.

- the income stream will be subject to currency fluctuations; and
- the high level of leveraged that will be employed.

At another level, the reallocation should not cause a fundamental change in the investment profile of GPT and should potentially provide higher returns and diversification benefits. GPT will continue to generate the majority of its earnings from retail and office assets and from the Australian market:


GPT 2006 EBIT by Activity
(Pro Forma)
Hotel 10%
Industrial 3%
Residential 1%
Enhanced 13%
Retail 40%
Office 33%
GPT 2006 EBIT by Geography
(Pro Forma)
Offshore EBIT 13%
Australian EBIT 87%

Moreover:

- GPT's investment in the joint venture is to be limited to not more than the greater of $1.26 billion and 15% of GPT's assets;
- GPT will receive a preferred fixed return on the vast majority of its investment (approximately 80%) equivalent to 9% per annum in Australian dollar terms;
- the joint venture's investment strategy is to invest in a diverse portfolio of what are virtually all established assets with robust cash flows located in advance economies. Development activities will be nominal. It is still effectively a passive property investment. The main difference is really just the higher leverage; and
- the joint venture will utilise long term fixed rate debt funding with no recourse to GPT.

Notwithstanding this, the changes to the risk/return profile will not be attractive to some unitholders, particularly those who have invested in GPT primarily for the exposure to a high quality retail portfolio or who have a low tolerance for risk.

7.9 Other Considerations

7.9.1 Cost of Debt

Standard & Poor's has announced that it has placed GPT on a negative credit watch. Should the Restructuring proceed, Standard & Poor's will review, and may downgrade, GPT's rating. GPT believe this may lead to a reduction from GPT's current "A+" rating to "A-" or "BBB+". Based on preliminary discussions with lenders, GPT does not expect a large impact on its margins in the short term. However, the length or duration of borrowing GPT can secure is likely to be reduced, increasing refinancing risk and potential costs.

7.9.2 Tax Consequences

The Restructuring has taxation consequences for GPT unitholders. Tax advice has been received from Greenwoods & Freehills Pty Limited ("Greenwood & Freehills") in relation to the Australian taxation implications of the Restructuring. Those implications depend on whether the internalisation is implemented by establishment or by stapling.

The advice suggests that in the case of the internalisation by establishment:

- there should be no tax payable as a consequence of the internalisation; and
- unitholders will need to treat units in GPT and their interests in GPT Management Company Trust (which will own GPTREL and the interest in the joint venture) differently for tax purposes when disposing of their GPT units. The proceeds of any sale will need to be apportioned between unitholders interest in GPT and in GPT Management Company Trust. For the purposes of calculating capital gains, GPT Management Company Trust will be treated as having a nominal (and potentially zero) cost base. The cost base of GPT units will be unchanged.

In the case of the internalisation by way of stapling:

- the payment of the stapling distribution will not be treated as income. However, the CGT cost base of GPT will be reduced by the amount of the stapling distribution (15 cents). To the extent that a unitholder has a cost base of less than 15 cents, the unitholder will incur a CGT liability; and
- unitholders will need to treat units in GPT and shares in GPT Holdings differently for tax purposes when disposing of their stapled securities. The proceeds of any sale will need to be apportioned between units in GPT and shares in GPT Holdings. For the purposes of calculating capital gains, GPT Holdings will be treated as having a cost base of 15 cents (subject to any capital return) while GPT units will have a cost base that reflects the original amount paid to acquire GPT units, the tax deferred component of any distributions received as well as the reduction of 15 cents for the stapling distribution.

There are several tax consequences arising from the Restructuring which could be disadvantageous to some investors:

- any unitholder who sells within 12 months of the effective date of the Restructuring may be adversely affected insofar as any gain that is attributable to the new shares acquired in the stapling process (or interest in GPT Management Company Trust acquired in the establishment process) will not be eligible for the 50% CGT discount. In the case of both the internalisation by stapling and the internalisation by establishment, the expected apportionment of value to GPT Holdings (in the case of stapling) and GPT Management Company Trust (in the case of establishment) is not expected to be materially greater than the attributable value (based on percentage of net tangible assets); and
- a portion of distributions to investors will be in the form of dividends. While these are not expected to be substantially franked, if they are, there may be unitholders who are unable to effectively utilize franking credits (such as non resident unitholders). However, it should be noted that the absolute level of cash distribution is forecast be higher for unitholders as a result of the Restructuring.

The taxation consequences of the Restructuring are more fully set out in Section 9 of the Explanatory Memorandum. GPT unitholders should refer to the taxation report prepared by Greenwood & Freehills for more detailed analysis of the taxation consequences of the Restructuring and should, in any event, consult with their personal taxation adviser.

7.9.3 Transaction Costs

The total transaction costs to implement the Restructuring are expected to be approximately $50 million for GPT. The vast majority of these costs ($40 million) are expected to be incurred prior to the unitholders meeting. These costs represent approximately 0.5% of the market capitalisation of GPT.

7.9.4 Forced Cash sale for Foreign Security Holders

Registered foreign unitholders other than those resident in New Zealand, Hong Kong, Singapore and Germany and those resident in the United Kingdom that meet certain criteria will be required to divest their interests in GPT if the Restructuring is implemented by way of stapling (but not if by way of establishment). If the stapling proceeds, registered foreign unitholders will automatically participate in the cash sale facility established for the purposes of the Restructuring. Under this facility registered foreign unitholders will receive a cash amount for their existing securities.

GPT units held by registered foreign unitholders will be transferred to Macquarie Securities (Australia) Limited (who will act as the "Sale Bank") before being sold on market. The registered foreign unitholders will receive cash from the Sale Bank equal to the average sale price achieved on the sale of all units participating in the cash sale facility. No brokerage or other fees will be charged for participation in the cash sale facility.

This may be disadvantageous to registered foreign security holders as:

- they will have no say in the timing of the sale of their securities from the time the Restructuring becomes effective. The time that the Sale Bank sells the securities may not be the best time to sell for individual foreign unitholders; and
- they will not be able to retain an exposure to GPT unless they repurchase securities in GPT after the Restructuring is implemented.

However, the level of registered foreign unitholders is less than 0.5% of issued units in GPT. There may be other foreign unitholdings held through nominee companies but these are not required to participate in the cash sale facility.

7.10 Alternatives

GPT has been "in play" since May 2004 when Lend Lease made its first merger proposal. Since then, two proposals have been open for unitholders to consider:

- the Lend Lease Proposal which, when put to unitholders, did not receive the requisite 75% majority, with only 68.5% of votes cast in favour. Consequently, the Lend Lease Proposal lapsed; and
- the Stockland Offer, announced prior to the vote on the Lend Lease Proposal, but received acceptances of less than 1%. Following the announcement of the Restructuring on 17 February 2005, Stockland allowed its offer to lapse.

During this time the independent directors have considered a wide range of alternative structures and counterparties in order to develop alternatives to the Lend Lease Proposal and the Stockland Offer and meet the objective of enhancing unitholder value. In considering this objective, the independent directors have been particularly mindful of the changes occurring in the property trust sector and in the desires of investors in that market. The listed property trust sector has changed considerably in the last 18 months. Increasingly trusts have become internally managed and have evolved from pure property owners to become integrated property businesses with property ownership, management, development and (to a lesser degree) construction activities. These changes have, in part, been driven by market demand for higher growth from property trusts.

The Restructuring was settled on as the best available option to facilitate internalisation at the same time as increasing growth without adding undue risk and diminishing the opportunity for unitholders to receive a premium for control. However, the Restructuring will not appeal to all unitholders particularly those who:

- do not place significant value on having higher growth in income (and higher risk) in the medium term and would prefer the current low growth, secure domestic focus. Others may

be concerned about the increased risk (financial, currency etc.). For these unitholders retention of the assets to be sold to Westfield Group might be more attractive than the joint venture; and/or

- are not interested in offshore diversification. Some unitholders are easily able to achieve that kind of diversification themselves and there is certainly a legitimate argument that investors are able to achieve diversification more efficiently than corporations (i.e. diversification by companies by itself does not add value for investors).

For these unitholders a potentially more attractive alternative (and one that is theoretically available) would be to reject the Restructuring and subsequently to encourage the board of GPT Management to undertake an internalisation alone. The Restructuring is not a "must do" transaction. While this is a valid strategy it must be recognised that:

- this would eliminate both the joint venture and the Westfield sale. The joint venture largely funded by the Westfield sale adds materially to annual distributions (approximately 16% in 2006). Over the medium term, GPT expects to be able to generate a higher distribution growth rate than it would be able to without the restructuring;

- there would be no guarantee that an internalisation would be able to be implemented. A further unitholder meeting would be needed to approve the internalisation transaction and require a majority of at least 50%. Westfield Group (currently a 6.5% unitholder) could vote against it and/or take other steps;

- the trading price of units following an internalisation alone is likely to be lower than where shares are currently trading (assuming speculation in relation to corporate activity abates) and where they are likely to trade if the Restructuring is implemented. The internalisation alone is expected to contribute approximately 12-14 cents to the value to GPT (assuming no payment to Lend Lease). However the trading price of GPT units even after allowing for this increase may well be lower than the current prices of $3.60-3.70;

- the evidence of the last 18 months would indicate that most investors in listed property trusts want a higher level of growth than can be generated solely from "passive" property ownership and will accept the increased risk; and

- not all investors (especially small investors) can readily achieve geographic diversification on a fully informed basis and even many larger ones may have mandate restrictions.

For those unitholders that want the growth potential from the joint venture but judge the Westfield sale to be excessively disadvantageous, an alternative might be to reject the Restructuring and encourage GPT to undertake the internalisation and implement the joint venture (which can be done without unitholder approval) without a sale to Westfield Group. However, such a strategy may be high risk:

- there would be no guarantee that an internalisation would be able to be implemented. Any form of internalisation requires unitholder approval and, as discussed above, Westfield Group could vote against it and/or seek other ways to prevent it occurring; and

- there is no guarantee that Babcock & Brown would still be prepared to implement the joint venture at that later stage or in a form equivalent to that currently agreed. While there is no apparent reason why it would not, Babcock & Brown may be concerned about deal certainty if the Restructuring is initially rejected by GPT unitholders. GPT Management and its advisers believe that withdrawal by Babcock & Brown is highly likely in such circumstances.

While it is highly unlikely that that there will be a new proposal from Stockland Trust after the lapse of the Stockland Offer, there still remains a possibility of another alternative from Lend Lease. GPT has had extensive discussions and negotiations with Lend Lease since May 2004 when the merger plan was first announced. This engagement has continued subsequent to the defeat of the Lend Lease Proposal and even up to recent days. Lend Lease has a vital interest in

GPT (both through the management contracts and its development and construction services) and it is conceivable that Lend Lease could put forward a new proposal that is superior to the Restructuring. However, Lend Lease has had considerable opportunity to do so and, from a unitholder's perspective, it would be reasonable to assume that if no proposal is forthcoming by the time of the unitholder meeting to consider the Restructuring, there will not be one.

In any event, an important feature of the Restructuring is that it creates no insurmountable impediment to any party to subsequently make a takeover offer for GPT or to any other merger of corporate activity initiated by GPT. GPT's register remains widely spread. The joint venture has no impact on governance, ownership or control of GPT itself. It is a simply an investment. Moreover, it can be unwound in the event of a takeover. Nevertheless, there are some issues for bidders or potential merger partners:

- unwinding the joint venture may involve costs (eg the mechanism for winding up the joint venture involves the commissioning of valuations of each asset) or otherwise be sub optimal (eg assets may be required to be sold at a low point in the cycle). The bidder may lose the future upside from exposure to these assets; and

- the Westfield sale may diminish the attractiveness of GPT's asset portfolio as its retail portfolio was one of its key features. While GPT's retail portfolio remains the second largest collection of regional assets in Australia, GPT will cede control of interests in two of its largest and most successful retail centres to Westfield Group (Lend Lease already has control of the third asset to be sold to Westfield Group).

However, in Grant Samuel's opinion these issues are unlikely to deter a determined bidder or counterparty whose primary interest is likely to be GPT's Australian portfolio (more than 80% of its assets).

8 Qualifications, Declarations and Consents

8.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property development funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 325 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) CA (NZ) FSIA and Stewart Hindmarsh BEc LLB (Hons) MBus (Fin). Each has a significant number of years of experience in relevant corporate advisory matters. Caleena Stilwell BBus CA ASIA, Jaye Gardner BCom LLB (Hons) CA ASIA and James Lilico BSc (Hons) MSc assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

8.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion in relation to the Restructuring. Grant Samuel expressly disclaims any liability to any GPT unitholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Explanatory Memorandum issued by GPT Management and has not verified or approved any of the contents of the Explanatory Memorandum. Grant Samuel does not accept any responsibility for the contents of the Explanatory Memorandum (except for this report).

8.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management (and associated entities including Lend Lease), Babcock & Brown (and associated entities) or Westfield Group that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Restructuring. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management (and associated entities including Lend Lease), Babcock & Brown and Westfield Group:

- in December 2004, Grant Samuel prepared an independent expert's report in relation to the Stockland Offer;
- in November 2004, Grant Samuel provided independent advice to GPT Management as to whether the Stockland Offer was superior to the Lend Lease Proposal;
- in October 2004, Grant Samuel prepared an independent expert's report in relation to the Lend Lease Proposal;

- in May 2004, Grant Samuel prepared an independent expert's report in relation to the proposed merger of Westfield Holdings Limited, Westfield Trust and Westfield America Trust to form Westfield Group;

- in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;

- Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as responsible entity and manager of the Lend Lease US Office Trust;

- in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;

- in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by tender;

- Grant Samuel Property Pty Limited ("Grant Samuel Property"), a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT, managed by Lend Lease or owned or managed by Babcock & Brown or Westfield Group;

- Grant Samuel Property was retained as adviser to Westfield Holdings Limited in the renegotiation of its lease at 100 William Street, Sydney in 2003;

- Landauer Grant Samuel Pty Limited ("Landauer Grant Samuel") was retained by Westfield Trust to provide property valuations during the mid to late 1990s. These valuations were independent valuations. None of these valuations are current valuations and Landauer Grant Samuel is no longer retained to provide property valuations to Westfield Group; and

- the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.

Grant Samuel is presently retained as an independent arbiter in relation to calculation of profit shares for a commercial development involving a number of parties. Babcock & Brown is a substantial shareholder in one of the parties. In addition:

- one of the Grant Samuel executives involved in the preparation of this report holds a parcel of less than 1,000 shares in Lend Lease; and

- two executives of Grant Samuel and its related entities hold small parcels of securities in Westfield Group.

Grant Samuel has no involvement with, or interest in the outcome of, the Restructuring, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $900,000 for the preparation of this report. This fee is not contingent on the outcome of the Restructuring. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

8.4 Declarations

GPT Management has agreed that they will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence, wilful misconduct, reckless misbehaviour, fraud, breach of contract or misleading or deceptive conduct by Grant Samuel. GPT Management has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Grant Samuel shall bear the proportion of such costs caused by its action where Grant Samuel or its employees or officers are found to have been negligent or engaged in wilful misconduct, reckless misbehaviour or fraud or liable for breach of contract or misleading or deceptive conduct. Any claims by GPT Management are limited to an amount equal to three times the fee paid to Grant Samuel.

Advance drafts of this report were provided to GPT and its advisers. Certain changes were made to the drafting of the report as a result of its circulation. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

8.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to accompany the Explanatory Memorandum to be sent to unitholders of GPT. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6 Other

The accompanying letter dated 2 May 2005 form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
2 May 2005

Grant Samuel & Associates

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9

SECTION

Tax Report

Greenwoods
& Freehills

2 May 2005

Matter no 58205

Doc no Greenwoods\003721823

The Directors
GPT Management Limited
as responsible entity of General Property Trust
Level 4, 30 The Bond
30 Hickson Road
MILLERS POINT NSW 2000

By email

Dear Directors

Australian Taxation Report

We have been requested by GPT Management Limited ("**GPTML**") as responsible entity of General Property Trust ("**GPT**") to prepare a taxation report to be included in the Explanatory Memorandum dated 29 April 2005.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report outlines the general Australian taxation implications for GPT Unitholders in respect of the proposed Internalisation by Establishment. This report also deals with the proposed Internalisation by Stapling, which will be implemented if the Internalisation by Stapling resolution is passed by GPT Unitholders. If the Internalisation by Stapling is implemented, the Internalisation by Establishment will not proceed.

We have only dealt with resident and non-resident security holders who are individuals, complying superannuation entities and companies that hold their investments on capital account. We have not addressed the tax treatment for security holders who hold their investments on revenue account such as banks and other trading entities or non-resident security holders who currently hold GPT Units (or who will hold securities) through a permanent establishment in Australia.

All investors should seek independent professional advice on the consequences of their participation in the transactions, based on their particular circumstances. GPT Unitholders who are not resident in Australia must obtain advice on the taxation implications arising in their local jurisdiction of the proposed structures.

Terms used in this report, unless stated otherwise, are defined in the same way as they are in the Explanatory Memorandum.

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone +61 2 9225 5955 Facsimile +61 2 9221 6516
GPO Box 4982 Sydney NSW 1044 Australia www.gf.com.au

This report is based on the provisions of the *Income Tax Assessment Act 1936*, the *Income Tax Assessment Act 1997*, the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this report.

Class Rulings for the benefit of GPT Unitholders have not been sought from the ATO in relation to the Internalisation by Stapling. This is on the basis that the ATO has expressed its views in a number of recent Class Rulings as to the Australian income tax consequences of stapling.

1 Proposals

Detailed in the Explanatory Memorandum is a summary of the proposals GPT Unitholders are being asked to consider. These proposals are described as the Internalisation by Establishment and the Internalisation by Stapling.

A description of and the taxation implications for GPT Unitholders for each of these proposals are discussed respectively in sections 2 and 3 below.

2 Internalisation by Establishment

2.1 Background

Under the Internalisation by Establishment proposal:

- GPT Management Company Trust is established. The beneficiaries of GPT Management Company Trust are GPT Unitholders from time to time;
- GPT Units will continue to be quoted on the Australian Stock Exchange. It will not be possible to deal with the GPT Management Company Trust interests separately from GPT Units;
- GPT Management Company Trust will acquire 100% of the A Class Voting shares and 10% of the B Class Income shares in GPT Management Holdings Ltd ("**GPT Management Holdings**"), a newly created company;
- GPT Hotel Trust, a wholly owned subsidiary trust of GPT, will hold 90% of the B Class Income shares in GPT Management Holdings;
- GPT Management Holdings will wholly own (directly and indirectly) a number of overseas subsidiaries that will ultimately hold a 50% interest in a Joint Venture vehicle. Babcock & Brown will hold the remaining 50% interest in the Joint Venture vehicle. The Joint Venture vehicle will be a company that is resident in Luxembourg; and
- GPT Management Holdings will own all of the issued capital of New RE.

GPT Unitholders will need to treat a GPT Unit and an interest in GPT Management Company Trust separately for tax purposes. That is:

- GPT Unitholders will receive, and separately deal with the tax consequences of distributions from GPT Management Company Trust and distributions from GPT; and
- when GPT Units are disposed of, the GPT Unitholder will have to separately consider the tax issues associated with the disposal of GPT Units and interests in GPT Management Company Trust.

The general taxation consequences for GPT Unitholders of the Internalisation by Establishment are outlined at 2.2 below. For the purposes of the analysis below it has been assumed that GPT Management Company Trust will be regarded as a unit trust for taxation purposes.

2.2 Tax Consequences of Internalisation by Establishment

(a) *Summary*

If a GPT Unitholder is an Australian resident taxpayer, a GPT Unitholder will generally be taxable on:

- the GPT Unitholder's share of the net income of GPT for tax purposes;
- the amount by which the tax deferred (non-assessable) components of distributions made in relation to GPT Units exceeds the cost base of the GPT Unit acquired or taken to have been acquired on or after 20 September 1985 for capital gains tax ("**CGT**") purposes;
- the amount of any deemed unit trust dividend received from GPT Management Company Trust and any franking credits attached to the dividend; and
- any gain arising from the subsequent disposal of a GPT Unit (except where the GPT Units are pre-CGT assets) or an interest in GPT Management Company Trust.

If a GPT Unitholder is a non-resident, a GPT Unitholder will generally be taxable on:

- the unitholder's share of the net income of GPT for tax purposes to the extent that it is attributable to sources in Australia;
- the amount of any unfranked deemed unit trust dividend received from GPT Management Company Trust. In this circumstance, dividend withholding tax will be deducted from the amount of the unfranked deemed unit trust dividend at the time of payment; and
- any gain arising from the subsequent disposal of a GPT Unit (except where GPT Units are pre-CGT assets) and an interest in GPT Management Company Trust to the extent that these assets have the necessary connection with Australia.

(b) *Income Distributions from GPT*

GPT is not liable to income tax including CGT, provided GPT Unitholders are presently entitled to all of the income of GPT. A detailed discussion of

the taxation consequences to resident and non-resident security holders of holding a GPT Unit is provided at 3.2(c) below.

(c) *Income Distributions from GPT Management Company Trust*

(1) Australian residents

GPT Management Company Trust should be regarded as a public trading trust under Division 6C as a consequence of its indirect ownership and consequent control of New RE. Therefore, it will be effectively treated as a company for taxation purposes. Distributions of income from GPT Management Company Trust to GPT Unitholders are therefore, expected to be in the form of dividends (known as unit trust dividends) and may be franked to the extent franking credits are available.

(2) Non-residents

Non-resident GPT Unitholders will generally not be assessable on the amount of any unit trust dividends received from GPT Management Company Trust. However, the trustee of GPT Management Company Trust will be required to withhold tax from the unfranked component of unit trust dividends paid to a non-resident GPT Unitholder. The tax withheld will, in the absence of a double tax treaty, be equal to 30% of the unfranked component of the unit trust dividend paid. This rate may be reduced, usually to 15%, where the GPT Unitholder is a resident of a country with which Australia has concluded a double tax treaty.

(d) *Disposal of GPT Units*

(1) Australian residents

Upon disposal of each GPT Unit, which will result in a corresponding disposal of an interest in GPT Management Company Trust, a GPT Unitholder will make a capital gain if:

- the consideration for an interest in GPT Management Company Trust exceeds the cost base of the interest in GPT Management Company Trust; and/or
- the consideration for a GPT Unit (acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes) exceeds the cost base of the GPT Unit.

A GPT Unitholder will make a capital loss if:

- the consideration for an interest in GPT Management Company Trust is less than the reduced cost base of the interest in GPT Management Company Trust; and/or
- the consideration for a GPT Unit (acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes) is less than the reduced cost base of the GPT Unit.

In broad terms, the cost base of a GPT Unit and an interest in GPT Management Company Trust is the amount the GPT Unitholder paid for them (including incidental costs of acquisition and disposal). In relation to the GPT Unit, this cost base is reduced for the tax deferred component of distributions received by the GPT Unitholder. As a GPT Unitholder

participating in the Internalisation by Establishment will not be required to pay for the interest they receive in GPT Management Company Trust, the cost base in the interests held in GPT Management Company Trust will be nominal, if any.

It will be necessary for a GPT Unitholder to apportion the consideration received on disposal of a GPT Unit between the GPT Unit itself and the interest in GPT Management Company Trust. This apportionment will need to be made on a reasonable basis. Information will be provided to GPT Unitholders periodically to allow them to perform this apportionment.

The taxable amount of any capital gain may be reduced if certain CGT concessions apply as described below at 3.3(c).

(2) Non-residents

There will be CGT consequences for a non-resident on disposal of the GPT Units and corresponding interests in GPT Management Company Trust if these assets have the necessary connection with Australia.

GPT Units will have the necessary connection with Australia if the GPT Unitholder (together with associates) has held (at any time during the five years preceding the date of disposal) at least 10% of the GPT Units on issue. Similarly, interests in GPT Management Company Trust will have the necessary connection with Australia if the GPT Unitholder (together with associates) has held (at any time during the five years preceding the date of disposal) at least 10% of the interests in GPT Management Company Trust.

Disposals of pre-CGT GPT Units are not subject to CGT (although these units will count towards the 10% threshold if the security holder acquired additional GPT Units on or after 20 September 1985). However, a pre-CGT GPT Unitholder may realise a capital gain on the disposal of a GPT Unit to the extent that the consideration received on disposal relating to an interest in GPT Management Company Trust exceeds the cost base of that interest. The reason for this is that the interest in GPT Management Company Trust will be considered to be a post-CGT asset as it will be acquired by a GPT Unitholder at the time of the Internalisation by Establishment.

Where a GPT Unitholder is a resident of a country with which Australia has concluded a double tax treaty, the GPT Unitholder may also be entitled to relief from Australian tax pursuant to the terms of the treaty. If treaty relief is not available, the security holder may be eligible for the CGT discount or indexation (refer 3.3(c) below).

3 Internalisation by Stapling

3.1 Background

Under the proposed Internalisation by Stapling:

- each GPT Unitholder participating in the Internalisation by Stapling will receive a Stapling Distribution of 15 cents for each GPT Unit held;

- the Stapling Distribution will be applied on behalf of each GPT Unitholder to subscribe for one new GPT Management Holdings Share;
- each new GPT Management Holdings Share and GPT Unit will be stapled and quoted on the Australian Stock Exchange ("each a **Stapled Security**"); and
- GPT Management Holdings will wholly own (directly and indirectly) a number of overseas subsidiaries that will ultimately hold a 50% interest in a Joint Venture vehicle. Babcock & Brown will hold the remaining 50% interest in the Joint Venture vehicle. The Joint Venture vehicle will be a company that is resident in Luxembourg;
- GPT Management Holdings will own all of the issued capital of New RE; and
- certain foreign GPT Unitholders ("**Excluded Foreign Unitholders**") will be required to participate in the Cash Sale Facility. Excluded Foreign Unitholders' GPT Units will be sold under the Cash Sale Facility at a price determined having regard to the market value of Stapled Securities after the implementation of the Stapling.

Security holders will need to treat each security making up the Stapled Security separately for tax purposes, i.e. a new GPT Management Holdings Share and a GPT Unit. That is:

- security holders will receive, and separately deal with the tax consequences of dividends from GPT Management Holdings and distributions from GPT; and
- when the Stapled Securities are disposed of, the security holder will have to separately consider the tax issues associated with the disposal of the new GPT Management Holdings Shares and GPT Units.

The general taxation consequences for security holders under the proposed Internalisation by Stapling are outlined at 3.2 below.

3.2 Tax Consequences of Internalisation by Stapling

(a) *Summary*

If the security holder is an Australian resident taxpayer, the security holder will generally be taxable on:

- the security holder's share of the net income of GPT for tax purposes;
- the amount by which the tax deferred (non-assessable) component of distributions exceeds the cost base of the GPT Unit acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes;
- the amount of any dividend received from GPT Management Holdings and any franking credits attached to the dividend; and

- any gains arising from the subsequent disposal of the GPT Unit (except where the GPT Units are Pre-CGT assets) and the GPT Management Holdings Share.

If the security holder is a non-resident, the security holder will generally be taxable on:

- the security holder's share of the net income of GPT for tax purposes to the extent that it is attributable to sources in Australia;
- the amount of any unfranked dividend received from GPT Management Holdings to the extent that the dividend exceeds the foreign dividend account ("**FDA**") declaration amount of that dividend (if any). In this circumstance, dividend withholding tax will be deducted at the time of payment; and
- any gains arising from the subsequent disposal of the GPT Unit (except where GPT Units are pre-CGT assets) and the GPT Management Holdings Share to the extent that these assets have the necessary connection with Australia.

(b) *Cash Sale Facility – Excluded Foreign Unitholders*

For CGT purposes, Excluded Foreign Unitholders participating in the Cash Sale Facility, will dispose of their GPT Units on the day immediately following the Stapling Record Date.

There will only be CGT consequences for an Excluded Foreign Unitholder where the GPT Units have the necessary connection with Australia (refer 2.2(d)(2) above). If the GPT Units have the necessary connection with Australia the Australian taxation consequences are as follows:

(1) Pre–CGT GPT Units

Any capital gain or loss made on the disposal of a pre-CGT GPT Unit under the Cash Sale Facility will be disregarded.

(2) Post–CGT GPT Units

Upon disposal of a post-CGT GPT Unit, an Excluded Foreign Unitholder will make a capital gain if the consideration received in respect of the disposal exceeds the cost base of the post-CGT GPT Unit.

Excluded Foreign Unitholders who make a capital gain may be eligible for the CGT discount or indexation.

(c) *Income Distributions from GPT*

GPT is not currently liable to income tax including CGT, provided security holders are presently entitled to all of the income of GPT.

(1) Australian residents

An Australian resident security holder will include in the security holder's assessable income the security holder's share of the net income of GPT for tax purposes as advised by New RE.

Security holders must include in the security holder's assessable income each year the taxable component of the GPT distributions to which the security holder is entitled in respect of that year, even if the security holder

does not receive them until after year end or the distributions are reinvested.

(A) Net capital gains included in Income Distributions

To the extent that a net capital gain is included in GPT's net income for tax purposes, the security holder will be regarded as having derived a capital gain equal to the security holder's proportionate share of such net capital gain. However, where discount capital gains treatment has been applied in calculating the net capital gain at GPT's level, the security holder will initially be required to gross-up the amount of the net capital gain (i.e. effectively, reverse the effect of the discount). This is required in order that the appropriate CGT treatment may be applied in accordance with the particular tax profile of the security holder (i.e. with respect to the application of any capital losses and discount capital gains treatment (refer 3.3(c) below)).

Where a distribution from GPT exceeds the security holder's share of the net income of GPT for tax purposes, the excess may not be immediately taxable but will (unless it relates to the distribution of a discount capital gain) reduce the cost base and reduced cost base of the GPT Units held by the security holder (this excess is often called the "tax deferred" component of the distribution). Once the security holder exhausts the security holder's cost base in the GPT Units, the tax deferred component of distributions will give rise to an immediate capital gain.

In calculating such capital gains, the tax deferred components of all distributions received during an income year are aggregated and the capital gain is taken to arise on the last day of the income year. Certain security holders may be eligible for the CGT discount in respect of such capital gains (see 3.3(c)(1) below). However, any such capital gain will not be entitled to the benefit of the CGT discount in the first 12 months after the acquisition of the GPT Units.

(B) Foreign sourced income included in Income Distributions

Where a distribution from GPT includes foreign sourced income, such as interest income derived from the Preferred Capital, and foreign taxes have been paid in relation to this income, Australian resident security holders are generally entitled to receive a foreign tax credit for an amount equal to the lesser of the foreign tax paid and the Australian tax payable in respect of such income. Security holders will be provided with information at the time of each distribution by GPT in relation to the foreign sourced income included within that distribution, together with the foreign tax paid on that income for which GPT was liable.

(2) Non-residents

A non-resident security holder will generally include in the security holder's assessable income so much of the security holder's share of the net income of GPT for tax purposes as is attributable to sources in Australia.

New RE may be required to withhold tax in respect of the taxable component of distributions made to non-resident security holders at rates prescribed by the Australian tax legislation (as amended by any applicable

double tax treaty Australia has concluded with a non-resident security holder's country of residence).

The security holder is then required to lodge an Australian income tax return in which the security holder reports any Australian sourced taxable income and, subject to a credit for tax paid by New RE, pays any applicable Australian tax (other than on the interest or dividend component of a trust distribution which was subject to a final withholding tax).

Similar to the position outlined at 3.2(c)(1) above, the tax deferred component of distributions made by GPT will generally reduce the cost base of the GPT Units held by the security holder. However, this will only be relevant if any gain the security holder makes on the subsequent disposal of the GPT Units will be subject to Australian tax (refer 3.3(d) below).

To the extent a distribution from GPT includes foreign sourced income, GPTML is not required to withhold tax in respect of that income and no other Australian tax should be payable.

(d) *Stapling Distribution*

The Stapling Distribution of 15 cents per GPT Unit held is not a distribution of income of GPT and therefore, subject to the CGT provisions (refer 3.3 below), no amount of the Stapling Distribution should be included in the assessable income of a GPT Unitholder.

The Stapling Distribution of 15 cents per GPT Unit held will result in the cost base and reduced cost base of each GPT Unit being reduced by 15 cents. Any GPT Unitholder whose cost base in a GPT Unit is less than the Stapling Distribution, will make a capital gain to the extent that such cost base is less than this amount.

Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount or indexation (see 3.3(c) below).

(e) *Dividends from GPT Management Holdings*

(1) Australian residents

An Australian resident security holder's assessable income will include any dividend and the amount of any franking credits attached to dividends paid by GPT Management Holdings. Where franking credits are included in a security holder's assessable income, the security holder will generally be entitled to a corresponding tax offset.

In this regard, the dividends received by GPT Management Holdings from overseas subsidiaries associated with the Joint Venture will generally be non-assessable non-exempt income under s.23AJ. Therefore, no tax will be paid on this income by GPT Management Holdings such that no franking credits will be available to be attached to the subsequent dividend paid by GPT Management Holdings to security holders. It is expected that the dividends paid by GPT Management Holdings to security holders will be substantially unfranked, as we understand that a significant portion of GPT Management Holdings' income will consist of dividends received from overseas subsidiaries associated with the Joint Venture.

To the extent that franking credits are generated and attached to GPT Management Holdings dividends, to be generally eligible for the franking credit and tax offset, the security holder must have held the shares "at risk" for at least 45 days (not including the date of acquisition or the date of disposal). This rule should not apply to a security holder if the security holder is an individual whose tax offset entitlement (on all shares and interests in shares held) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the security holder is an individual, a complying superannuation entity or a registered charity (in certain circumstances), the security holder will generally be entitled to a refund to the extent that the franking credits attached to the security holder's dividends exceed the security holder's tax liability for the income year.

Where the security holder is a corporate shareholder, any franked dividends the security holder receives will generally give rise to a franking credit in the security holder's franking account.

(2) Non-residents

Non-resident security holders will generally not be assessable on the amount of any dividend received from GPT Management Holdings. However, GPT Management Holdings will be required to withhold tax from the unfranked component of dividends paid to a non-resident security holder to the extent that the unfranked dividend exceeds the FDA declaration amount of that dividend (if any).

In this regard, the FDA is a mechanism allowing dividends received from foreign companies that are non-assessable non-exempt income under s.23AJ to be subsequently paid to non-residents free from Australian dividend withholding tax. GPT Management Holdings can make an FDA declaration in respect of a distribution to the extent that GPT Management Holdings' FDA is in surplus. Broadly, the FDA will be in surplus to the extent that GPT Management Holdings has received dividends that are non-assessable non-exempt income under s.23AJ and has not previously distributed the profits represented by these dividends to its shareholders.

The tax withheld will, in the absence of a double tax treaty, be equal to 30% of the unfranked component of the dividends paid. This rate may be reduced, usually to 15%, where the security holder is a resident of a country with which Australia has concluded a double tax treaty.

3.3 Disposal of Stapled Securities

(a) *General*

The effect of stapling is to apply restrictions to the transferability of the new GPT Management Holdings Share and GPT Unit (comprising the Stapled Security) such that each individual security will retain its legal character without any change of beneficial ownership. As there is no change in beneficial ownership of the GPT Units by simply stapling them, there will be no taxable event for CGT purposes in relation to the stapling.

As a consequence of stapling, the component securities comprising a Stapled Security may not be traded separately. However, as discussed

above, each security is a separate CGT asset. Accordingly, where there is a disposal of a Stapled Security, there will necessarily be a disposal for CGT purposes of the individual securities comprising that Stapled Security. That is, where a Stapled Security is disposed of, it will have to be accounted for as the disposal of a GPT Unit and a new GPT Management Holdings Share.

Where consideration is received in connection with a transaction that relates to more than one CGT asset, the capital proceeds for each asset are so much of the total consideration as are reasonably attributable to that asset.

Accordingly, the capital proceeds referable to the disposal of each individual security will be determined by apportioning the total capital proceeds received in respect of the disposal of the Stapled Security on a reasonable basis.

(b) *Australian Residents*

Upon disposal of a Stapled Security, a security holder will make a capital gain if:

- the portion of the consideration reasonably attributable to a new GPT Management Holdings Share exceeds the cost base of the new GPT Management Holdings Share; and/or
- the portion of the consideration reasonably attributable to the GPT Unit (acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes) exceeds the cost base of the GPT Unit.

A security holder will make a capital loss if:

- the portion of the consideration reasonably attributable to a new GPT Management Holdings Share is less than the reduced cost base of the new GPT Management Holdings Share; and/or
- the portion of the consideration reasonably attributable to the GPT Unit (acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes) is less than the reduced cost base of the GPT Unit.

Importantly, capital gains and losses in relation to GPT Units acquired or taken to have been acquired prior to 20 September 1985 for CGT purposes are disregarded and cannot be added to or offset against capital gains realised in relation to post-CGT GPT Units or new GPT Management Holdings Shares.

In broad terms, the cost base of a GPT Unit and new GPT Management Holdings Share is the amount the security holder paid for them (including incidental costs of acquisition and disposal). In respect of a GPT Unit, the cost base will be reduced for the tax deferred component of distributions received by the GPT Unitholder.

Security holders will have to determine the basis of apportionment of the sale proceeds between the GPT Units and new GPT Management Holdings Share on a reasonable basis.

(c) *CGT Concessions*

The taxable amount of any capital gain may be reduced if certain concessions apply.

(1) CGT Discount

If a security holder is an individual, a complying superannuation entity or a trustee and acquired (or is taken to have acquired) for CGT purposes GPT Units or new GPT Management Holdings Shares at least 12 months prior to the date of their disposal (or other eligible CGT event happening in relation to the relevant security), the amount of the security holder's capital gain is reduced by the relevant CGT discount. In calculating the security holder's capital gain, the cost base must not be indexed.

In calculating the period of 12 months for CGT purposes, new GPT Management Holdings Shares acquired pursuant to the Internalisation by Stapling are considered to have been acquired on the date of issue of these shares.

If a security holder who is an individual or trustee applies the CGT discount method, the security holder's taxable capital gain (after offsetting any current year capital losses or carry forward net capital losses from previous years) will be reduced by one half (or one third if the security holder is a complying superannuation entity).

If the security holder is a company, the CGT discount is not available. The security holder may be entitled to index the cost base.

(2) Indexed Cost Base

For GPT Units acquired (or taken to have been acquired) prior to 21 September 1999, for CGT purposes, security holders (other than those who are eligible for the CGT discount, outlined above) may choose to calculate any capital gain on disposal using a cost base indexed for inflation. If the security holder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999.

Security holders who choose to calculate the gain using an indexed cost base cannot apply the CGT discount to the capital gain.

(d) *Non-residents*

There will be CGT consequences for a non-resident security holder on disposal of Stapled Securities if any of the components of the Stapled Security have the necessary connection with Australia. Securities will have the necessary connection with Australia if the security holder (together with the security holder's associates) has held (at any time during the five years preceding the date of disposal) at least 10% of the new GPT Management Holdings Shares or GPT Units on issue. Where the security holder is a resident of a country with which Australia has concluded a double tax treaty, the security holder may also be entitled to relief from Australian tax pursuant to the terms of the treaty.

Disposals of pre-CGT GPT Units are not subject to CGT at all (although these units will count towards the 10% threshold if the security holder acquired additional GPT Units on or after 20 September 1985).

If treaty relief is not available, the security holder may be eligible for the CGT discount or indexation as described above for Australian resident taxpayers.

4 Goods and Services Tax ("GST")

No GST should generally be payable in respect of the transactions under both proposals. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for security holders who are registered for GST, as input tax credits will generally not be available for GST charged to the security holder in respect of supplies relating to the dealings with these securities (i.e. legal and other adviser fees incurred by the security holder in respect of the Proposals).

5 Other Issues

GPT Unitholders would have been invited to provide GPT with their Tax File Number ("TFN") or Australian Business Number ("ABN") when they first acquired their GPT Units. If no TFN or ABN was quoted, GPT would have deducted tax from the distributions paid to the GPT Unitholder at the highest marginal rate of tax (plus Medicare Levy).

Specific provisions of the *Privacy Act* 1988 and the *Taxation Administration Act* 1953 prevent GPT from disclosing the TFNs of GPT Unitholders to third parties (including GPT Management Holdings or GPT Management Company Trust). Accordingly, GPT will be unable to disclose the TFNs of GPT Unitholders to GPT Management Holdings or GPT Management Company Trust without their consent.

If either of the proposals is approved, GPT Unitholders will be sent a form that the security holder can use to provide their TFN or ABN or exemption. Security holders are not obliged to provide their TFN or ABN. However, if a security holder does not provide their TFN or ABN or exemption, tax may be withheld at a rate of 48.5% on any unfranked dividends paid by GPT Management Holdings or unfranked unit trust dividends paid by GPT Management Company Trust. However, security holders will be entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld, in their income tax returns.

* * * *

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED

Greenwoods & Freehills

10

SECTION

Summary of Valuation Reports

Colliers CRE
incorporating Gooch Webster
Chartered Surveyors & International Property Consultants

COLLIERS CRE

Your Ref
Our Ref Lwcft/word/2005/Mar/Prague – Executive Summary
Date 25 April 2005

9 Marylebone Lane
London
W1U 1HL
Tel 020 7935 4499
Fax 020 7409 3124

www.collierscre.com

Direct Line 020 7344 6653
Direct Fax 020 7344 6539
Mobile 07767 873343
Nick.harrist@collierscre.co.uk

The Directors
General Property Trust
30 The Bond
30 Hickson Road
Millers Point
Sydney
New South Wales
AUSTRALIA

Dear Sirs

GALERIE BUTOVICE, PRAGUE, CZECH REPUBLIC – SUMMARY OF VALUATION REPORT

INSTRUCTIONS

At your request, Colliers CRE ("CCRE") have prepared this letter summarising our valuation report ("Report") of the above property. The purpose of our Report was to provide an opinion of the Market Value of the freehold interest in this property as at 1 April 2005. We confirm that the Report complies with the requirements of the current edition of the Appraisal and Valuation Standards ("the Red Book") issued by the Royal Institution of Chartered Surveyors ("the RICS"). Our Report was also carried out in accordance with our Basis of Valuation which is attached as Appendix I to the Report.

RELIANCE ON THIS LETTER

We have prepared this letter which summarises our Report and outlines the key factors which have been considered in arriving at our opinion of value. This letter alone does not contain all the necessary data and explanation which is included in our report. In this regard, we recommend that this letter be read in conjunction with our Report dated 1 April 2005 and is subject to the same qualifications and provisos set out therein.

We stress that the appraisal that has been undertaken is not a guarantee or prediction of the future performance of the property and must be read having regard to the following:

- CCRE was provided with details of the passing rents in respect of each of the units within the subject property. CCRE was also provided with a breakdown of the individual floor areas for each of the retail units and floors of office accommodation. We have relied on the accuracy of the information provided in order to arrive at our opinion of value and have assumed that it is correct. Whilst we have endeavoured to ensure the accuracy of this information we have not been able to independently verify all of the figures. We have been provided with lease summaries by Messrs Linklaters on which we have relied and which confirm the passing rents. We have also relied upon the floor areas provided by Messrs Linklaters in respect of the leased accommodation and upon a tenancy schedule, prepared for ING by Messrs Cushman and Wakefield, Healey and Baker, in respect of the vacant accommodation. CCRE, based upon the information it has received from the sources identified above, has not found any reason to doubt or discount the accuracy of the information with which it has been provided.

- The primary valuation method used by CCRE in valuing this property has been the Sales Comparison Approach. The valuation methodology is summarised later in this letter and also in more depth in our Report. The Sales Comparison Approach compares actual sales of similar properties to the subject property, adjusting the comparables for differences that exist between them and the subject. This method of valuation takes into account both the current and estimated reversionary rental income and is growth implicit.

- The secondary valuation method utilised by CCRE was the Discounted Cash Flow Approach. This methodology is based upon an estimation of future results and is not a prediction. This valuation methodology is summarised later in this letter and also in depth within our Report. The methodology begins with a set of assumptions as to the projected income and expenses of the subject property and future economic conditions in the local market. The income and expense figures are mathematically extended, with adjustments for estimated changes in economic conditions and lease terms. The result is the best estimate of value CCRE can produce, but it is an estimate and not a prediction or guarantee and it is fully dependent upon the accuracy of the assumptions as to income, expense and market conditions.

- Our report was based upon the information which had been received as at the date of valuation. CCRE accepts no responsibility for subsequent changes in information as to income, expenses, or market conditions. Any subsequent changes to these inputs may result in a corresponding change to the Market Value.

BRIEF DESCRIPTION

The subject property comprises a newly constructed retail and office development located in the western suburbs of Prague. The retail element is arranged over two levels and provides approximately 133 retail units and is anchored by a large foodstore. The office element comprises an eight storey building which inter-connects at ground floor level with the retail centre.

The shopping centre has a lettable floor area of 36,687 sq m and the office building has a lettable floor area of 9,210 sq m.

VALUATION RATIONALE

In arriving at our opinion of Market Value, we have placed primary emphasis on the Sales Comparison Approach. We set out below a summary of this valuation methodology.

a) **Sales Comparison Approach**

The comparative method is a widely accepted valuation approach across the UK and mainland Europe for all types of institutional grade investment property. Sales of similar properties are analysed and the results adjusted to reflect location, building specification, size, security of income stream etc.

The methodology involves, inter alia, the following:-

i. Inputting of all current rental income and lease terms together with an allowance for rental voids where necessary. Where applicable, the method also takes into account any non-recoverable expenditure and service charge shortfalls.

ii. Assessment of rental values for each individual unit as at the date of valuation.

iii. Assessment of appropriate yields derived from analysis of comparable sales.

iv. Adoption of an appropriate indexation rate if applicable.

b) **Discounted Cash Flow Method**

The Discounted Cash Flow (DCF) method is a detailed analysis used when the future income is expected to be variable, usually as a result of numerous lease obligations and/or anticipated changes in market conditions or income and expenses. The DCF method specifies the quantity, variability, timing and duration of net operating income and cash flow. Estimating the proper internal rate of return or yield rate (discount rate) is required. CCRE must consider the target yield sought by investors as well as yields derived from comparable sales and / or market information.

The methodology is as follows:-

i. Estimate the before-tax cash flows for each period of a projected holding period net of any capital expenditures such as leasing commissions, structural repairs and tenant improvements.

ii. Estimate a discount rate and an exit rate.

iii. Estimate a selling price, known as the reversion, for the end of the projected holding period.

iv. The cash flows and the reversion are then discounted to a value estimate.

We have adopted a 10 year holding period and estimated rental growth at a rate of 1.5% per annum. Our selected exit rate, used to estimate a reversionary sales price, takes into consideration perceived market conditions in the future (10 years), the estimated quality of cash flow at the time (lease expiration, tenancy, security of cash flow stream) and physical condition of the building in 10 years time.

VALUATION

Our opinion of the Market Value of the subject property as at 1 April 2005 is €107,000,000 (one hundred and seven million euros). Our valuation reflects an initial yield of 7.62% and an equivalent yield of 7.93%.

RENTAL GUARANTEE

The subject property is being purchased with a rental guarantee provided by the vendor in respect of the vacant accommodation. In summary, the rental guarantee is being offered for 3½ years (42 months) in respect of the office accommodation and 1½ years (18 months) in respect of the retail accommodation. We have taken into account the income provided by this rental guarantee in arriving at our opinion of market value.

LIABILITY AND PUBLICATION

CCRE has prepared this valuation summary letter and understands it will be used as part of an Explanatory Memorandum (EM). CCRE disclaims liability to any person in the event of omission from or false or misleading statements included in the Explanatory Memorandum. CCRE does not make any warranty or representation as to the accuracy of the information in any part of the Explanatory Memorandum other than as expressly made or given by CCRE in this summary valuation letter.

CCRE has relied upon data supplied by Messrs Linklaters, Babcock and Brown and Cushman and Wakefield Healey and Baker, which we have assumed to be true and accurate. CCRE takes no responsibility for inaccurate data with which we have been supplied and any conclusions made in reliance upon such data.

Neither the whole nor any part of this letter or any reference thereto, may be included in any published document, circular or statement or disclosed in any way without our previous written consent to the form and context in which this may appear. For the avoidance of doubt, such approval is required whether or not this firm is referred to by name and whether or not our letter is combined with others.

CERTIFICATION OF THE VALUATION AND VALUATION SUMMARY LETTER

I certify that to the best of my knowledge and belief:

a) The opinions of value contained in this valuation summary letter are true and correct.

b) I have no present or prospective interest in the property that is the subject of this letter, and no personal interest with respect to the parties involved.

c) I have no bias with respect to the property that is the subject of this letter or to the parties involved with this instruction.

d) My engagement in this instruction was not contingent upon developing or reporting pre-determined results. My fee for completing this letter is not contingent upon the development or reporting of a pre-determined value or direction in value that favours the cause of the client, the attainment of a stipulated result, of the occurrence of a subsequent event directly related to the intended use of the valuation prepared.

Yours faithfully

Christopher J Fowler-Tutt BSc MRICS
Director
for Colliers CRE

CBRE
CB RICHARD ELLIS

Charlottenstraße 60
10117 Berlin
Germany
Telefon: +49 (0) 30 - 72 61 54 -157
Telefax +49 (0) 30 - 72 61 54 - 111

12 April 2005

The Directors
GPT Management Ltd.
30 The Bond / 30 Hickson Road
Millers Point NSW 2000
Australia

And

The Directors
Babcock & Brown International Pty Limited
Level 39, The Chifley Tower / 2 Chifley Square
Sydney NSW 2000
Australia

Dear Ladies and Gentlemen:

Cologne portfolio

Comprising 7 buildings in the Braunsfeld district of Cologne:

- "Neues Technologie Zentrum NTZ"
  Eupener Strasse 125-133, 50933 Cologne
- „Daimler Chrysler"
  Mercedes Alle 1, 50825 Cologne
- „Maarweg Creativ Center MCC"
  Maarweg 149 – 161, 50825 Cologne
- „GAG"
  Josef-Lammerting-Allee 20 –22, 50933 Cologne
- „Ford Forum"
  Josef-Lammerting-Allee 24-34, 50933 Cologne
- „Dolphin"
  Josef-Lammerting-Allee 8 – 12, 50933 Cologne
- „Betasystems"
  Josef-Lammerting-Allee 14 – 18, 50933 Cologne

CB RICHARD ELLIS

1. Instructions

At your request, CB Richard Ellis GmbH ("CBRE") has prepared this letter summarising the valuation results from our complete and self-contained valuation reports ("Reports"). The purpose of our reports was to render an opinion of the Market Value of the German equivalent of freehold interests in each property as at 7 March 2005. The Reports are intended to comply with the requirements of the RICS Valuation and Appraisal Standards ("Red Book"). In each of the individual, self-contained valuations CBRE considers the standard approaches to value. The value conclusions are subject to all the assumptions and limiting conditions detailed in each report and reflect all the information available to the CBRE valuers who compiled the reports for the subject properties and the market conditions both nationally and in the general area of each of the properties.

2. Reliance on this Letter

We have prepared this letter, summarising our Reports, which outlines the key factors that have been considered in arriving at our opinions of value. This letter alone does not contain all the data and supporting information that is included in our Reports. For further information we recommend the reader to refer to the contents of each complete, self-contained report.

This summary letter is valid only as part of our main valuation Report and is subject to the same terms and conditions and in particular the valuation assumptions detailed therein. We strongly advise that our main Report should be referred to before making any decisions or financial commitments.

CBRE has provided GPT Management Ltd. and Babcock & Brown International Pty Limited with a valuation of each property. The valuations are not guarantees or predictions of the future performance of any particular property and must be read in the light of the following.

- CBRE was provided with tenancy schedules and historic operating data for each of the subject properties. CBRE has relied on the accuracy of the information provided for the valuations and has assumed that it is correct. The Reports and the conclusions as to estimated value are based on the factual information set out in each Report. While CBRE has endeavoured to assure the accuracy of the factual information it has not independently verified all information provided by the client nor the federal, state, and local authorities and other bodies with respect to the location of each property (primarily planning and statistical information relating to market conditions). Based on the information received from each of the sources CBRE has not discovered any reason to doubt or discount the accuracy of the information provided.
- The primary valuation methodology used by CBRE in appraising each property, the income capitalisation approach (Discounted Cash Flow method) is based on estimations of future results and is not a prediction. The valuation methodology is summarised in this letter and in more depth

in our Reports. The methodology begins with a set of assumptions as to the projected income and expenses of the subject properties and future economic conditions in their local markets. The income and expense figures are mathematically extended, with adjustments for estimated changes in economic conditions and lease terms. The result is the best estimate of value that CBRE can produce but it is nevertheless an estimate: not a prediction or guarantee and it is completely dependent on the accuracy of the assumptions as to income, expense and market conditions. The basic assumptions for each property are set out in a summary later in this letter.

- Our reports are based on the most current information available at the time the relevant valuation was compiled. CBRE accepts no responsibility for subsequent changes in information, in particular in respect of income, expenses and market conditions. Any subsequent changes in lease terms may result in a corresponding change in the value. We make no representation or warranties regarding the lease terms and advise the user of the Reports to carry out their own due diligence.

3. Summary of Valuations of Cologne Assets

Brief Description of the Properties

The subject properties comprise:

Building No. 1: "NTZ Eupener Strasse 125-133": a 6-storey concrete complex, constructed in 2002/03, with 18,633 sq m of office space plus storage and parking.

Building No. 2: "Mercedes Bez Center Mercedes Allee / Widdersdorfer Strasse 227": a multi-storey Carcenter "image" and sales building, with 19,101 sq m of office and sales space plus parking, scheduled for completion by the end of 2005 / start of 2006.

Building No. 3: "MCC Maarweg Creativ Center Maarweg 149 –161": a complex of several building sections including one new (12,202 sq m of office space) and three older (7,744 sq m of office space) buildings plus surface parking.

Building No. 5: "Forum Ford Bank, Josef-Lammerting Allee 24-34": Two modern six-storey linear buildings with a total of 13,638 sq m of office space plus storage and parking.

Building No. 6: "Dolphin, Josef-Lammerting-Allee 8-12": 3½-storey modern building with 6,299 sq m of office space plus surface and underground parking.

Building No. 7: "Betasystems, Josef-Lammerting-Allee 14-18": 3½-storey modern building with 6,438 sq m of office space plus surface and underground parking.

Valuation Rationale

In arriving at our opinions of market value we have valued on the Discounted Cash Flow analysis that is explained in the following subsection:

Discounted Cash Flow method

The Discounted Cash Flow (DCF) method is a detailed analysis used when future incomes are expected to be variable, usually as a result of numerous lease obligations and/or anticipated changes in market conditions or income and expenses. The DCF method specifies the quantity, variability, timing and duration of net operating income and cash flow. Assessing the proper discount rate (rate of return) is essential. CBRE must consider the target returns sought by investors as well as yields derived from comparable transactions and/or market information.

The methodology is as follows:

(i) Estimate the before-tax cash flows for each period of a projected holding period (time horizon) net of any capital expenditures such as leasing commissions, non-transferable repair costs and improvement or modernisation expenses.
(ii) Estimate a discount rate and a terminal overall capitalisation rate.
(iii) Estimate a selling price, known as the exit value, for the end of the projected holding period.
(iv) The cash flows and exit value are then discounted to a value estimate.
(v) Purchaser's costs (transfer tax, agents' and legal fees) are then deducted to arrive at a net value.

We have generally utilised a 12-year holding period with the exit value based in the estimated income in the following year (i.e. year 13). Actual lease terms are utilised in projecting cash flow: on expiration of leases (if appropriate having regard to tenant's options to extend) market terms are applied.

In general, the estimated growth rates for market rents, rental income and expenses range between 1-2 % per annum, similar to our projection of 1.5 % inflation. Our selected exit yield (terminal capitalisation rate) used to estimate the exit value, takes into consideration our perception of future market conditions (i.e. after 12 years), the estimated quality of cash flow at the time (lease expiration, tenancy, stability of cash flow stream) and physical condition of the building 10 years in the future. Exit yield rates are generally higher than initial yields, depending on the particulars of the property. Within our DCF calculation we have calculated with an exit yield generally from 0.1 to 0.25% higher than the initial discount rate. Within the DCF calculation for asset no. 2 ("Mercedes-Benz-Center") the exit rate is 1.25% higher as the building might require additional expenditure on reletting for an alternative purpose.

In selecting yield rates at which cash flows are to be discounted, emphasis is placed on prospective or forecast yield rates anticipated by typical buyers and sellers. This rate is influenced by many factors including the degree of apparent risk, market attitudes towards future inflation, the prospective rates of return on alternative investments, the rates of return earned by comparable properties in the past, the supply of and demand for property finance and the availability of tax shelters. We have applied discount rates ranging from 5.75% to 6.0% depending on the particulars of the respective property.

CBRE
CB RICHARD ELLIS

Summary of Values

The aggregate of the individual property values estimated by CB Richard Ellis GmbH as at 7 March 2005, in accordance with the terms outlined in the Reports, amounts to **EUR 225,100,000**. For full details of the valuations please refer to the individual complete, self-contained Reports.

Liability Disclaimer

CBRE has prepared this valuation summary letter and understands that it will be used as part of an Explanatory Memorandum and Prospectus. CBRE specifically disclaims liability to any person in the event of any omission from or false or misleading statements included in the Explanatory Memorandum and Prospectus. CBRE does not make any warranty or representation as to the accuracy of the information in any part of the Explanatory Memorandum and Prospectus other than as expressly made or given in this Summary Valuation Letter.

Further, the client has agreed to indemnify and hold CBRE, its parent, subsidiaries and affiliates and their respective officers, directors, employees agents and attorneys harmless from and against any and all claims, damages, liabilities, expenses, losses and costs, including reasonable attorney's fees, arising from or in any way related to the use of our Reports, or description of CBRE and/or the Valuations, except for any finally adjudicated liability of CBRE, as determined by a court of competent jurisdiction, resulting from CBRE's failure to render the opinion of value in a manner consistent with generally recognised appraisal practices.

CBRE has relied on property data supplied by the client, which was assumed to be true and accurate. CBRE takes no responsibility for inaccurate data supplied by the client or for any conclusions made in reliance on such data.

Certification of the Valuations (and Valuation Summary Letter)

I certify that to the best of my knowledge and belief:

a) The statements of value contained in the Valuation Summary Letter ("letter") are true and correct.
b) The reported analyses, opinions and conclusions of each Report are limited only by the reported assumptions and limiting conditions and are the CB valuers' impartial and unbiased professional analyses, opinions and conclusions.
c) I have no personal or prospective interest in the properties that are the subject of this letter and no personal interest with regard to the parties involved.

d) I have no bias with respect to the properties that are the subject of this letter or to the parties involved in this instruction.

e) My engagement in this instruction was not contingent on developing or reporting predetermined results.

f) My compensation for completing this letter is not contingent upon the development or reporting of a predetermined value or direction in value that favours the cause of the client, the amount of any opinion of value, the attainment of a stipulated result or the occurrence of a subsequent event directly related to the intended use of the Valuations prepared.

g) The individual CBRE valuers' analyses, opinions and conclusions were developed, and the Reports have been prepared, in conformity with the requirements of the RICS Valuation and Appraisal Standards ("Red Book") of the Royal Institution of Chartered Surveyors.

h) No-one provided significant professional assistance to the person signing this letter or the persons signing the Reports unless otherwise indicated.

CB Richard Ellis GmbH

ppa. Ulf Buhlemann, *FRICS, Assoc. MAI*
Head of Valuation Germany
Director

i.A. Tobias Jermis
Consultant

CBRE
CB RICHARD ELLIS

Charlottenstraße 60
10117 Berlin
Germany
Telefon: +49 (0) 30 - 72 61 54 - 0
Telefax +49 (0) 30 - 72 61 54 - 111

25 April, 2005

The Directors etc.
GPT Management Ltd.
30 The Bond / 30 Hickson Road
Millers Point NSW 2000
Australia

And

The Directors etc.
Babcock & Brown International Pty Limited
Level 39, The Chifley Tower / 2 Chifley Square
Sydney NSW 2000
Australia

Dear Ladies and Gentlemen:

Salzgitter residential portfolio

Comprising 13,476 residential units, 33 commercial units and 1,998 garages located in the city of Salzgitter. The residential and commercial units have been grouped by city district in 6 different clusters (clusters 2 to 7) and the garages have been separately grouped in one single cluster (cluster number 1):

- *1: Garages*
- *2: Bad*
- *3: Fredenberg*
- *4: Gebhardshagen*
- *5: Hallendorf*
- *6: Lebenstedt*
- *7: Thiede*

1. Instructions

At your request, CB Richard Ellis GmbH ("CBRE") has prepared this letter summarising the valuation results from our complete and self-contained valuation reports ("Reports"). The purpose of our reports was to render an opinion of the Market Value of the German equivalent of freehold interests in each property as at 8 March 2005. The Reports are intended to comply with the requirements of the RICS Valuation and Appraisal Standards ("Red Book"). In each of the individual, self-contained valuations CBRE considers the standard approaches to value. The value conclusions are subject to all the assumptions and limiting conditions detailed in each report and reflect all the information available to the CBRE valuers who compiled the reports for the subject properties and the market conditions both nationally and in the general area of each of the properties.

2. Reliance on this Letter

We have prepared this letter, summarising our Reports, which outlines the key factors that have been considered in arriving at our opinions of value. This letter alone does not contain all the data and supporting information that is included in our Reports. For further information we recommend the reader to refer to the contents of each complete, self-contained report.

This summary letter is valid only as part of our main valuation Report and is subject to the same terms and conditions and in particular the valuation assumptions detailed therein. We strongly advise that our main Report should be referred to before making any decisions or financial commitments.

CBRE has provided GPT Management Ltd. and Babcock & Brown International Pty Limited with a valuation of each property. The valuations are not guarantees or predictions of the future performance of any particular property and must be read in the light of the following.

- CBRE was provided with tenancy schedules and historic operating data for each of the subject properties. CBRE has relied on the accuracy of the information provided for the valuations and has assumed that it is correct. The Reports and the conclusions as to estimated value are based on the factual information set out in each Report. While CBRE has endeavoured to assure the accuracy of the factual information it has not independently verified all information provided by the client nor the federal, state, and local authorities and other bodies with respect to the location of each property (primarily planning and statistical information relating to market conditions). Based on the information received from each of the sources CBRE has not discovered any reason to doubt or discount the accuracy of the information provided.
- The primary valuation methodology used by CBRE in appraising each property, the term and reversion method of income capitalisation, the cash flows from the property are separated into the current, or term income, which is normally

assumed to continue to the (notional) end of the existing lease(s), and the income following the reversion to market rental value after expiry of the existing lease(s).

- Our reports are based on the most current information available at the time the relevant valuation was compiled. CBRE accepts no responsibility for subsequent changes in information, in particular in respect of income, expenses and market conditions. Any subsequent changes in lease terms may result in a corresponding change in the value. We make no representation or warranties regarding the lease terms and advise the user of the Reports to carry out their own due diligence.

3. *Summary of Valuations of Salzgitter Assets:*

Brief Description of the Properties:

We have valued the respective freehold in the subject properties, which have been grouped into a total of 7 homogenous valuation clusters and we have determined separate Market Values for the 7 Valuation Clusters. The arrangement of the clusters is as follows:

- *Salzgitter - Bad*
  The subject properties were built between 1938 and 1974 (with the exception of Rheinstrasse 12 A in 1988). The majority, 70%, were however built between 1938 and 1948. The properties have cellars; 80% have two storeys, having an average size of approx. 56 sq m. In general the properties present a neat and tidy external appearance.

- *Salzgitter - Fredenberg*
  A large proportion of the properties in Fredenberg were built in the 1970s and 1980s.
  They are multi-storey buildings, partly in prefabricated slab construction and partly in masonry. Most of the buildings have flat roofs. Around 75% of the apartments have floor areas between 66 and 95 sq m, with an average size of about 74 sq m. Around 98% of the apartments have a balcony or terrace, around 14% have lifts. The buildings have a solid structure and appear to have been maintained in an orderly fashion.

- *Salzgitter - Gebhardshagen*
  The subject terraced properties are situated in residential areas with mainly homogenous, relatively low density apartment house development, being built between 1939 and 1965, although the largest proportion, over 70%, were built in the years 1949 to 1964. They are mainly in terraces with two or three apartments on each floor, having a solid structure and appear to have been regularly maintained.

- *Salzgitter - Hallendorf*
  The subject properties in Hallendorf were built between 1938 and 1960 as a workers' housing estate, which has not been extended since. The properties are in terraces with mainly either one or two entrances, serving two or three apartments on each floor, having an average size of approx. 57 sq m each apartment.

- *Salzgitter - Lebenstedt*
  The subject buildings were mainly constructed between 1942 and the mid-1960s. A smaller proportion was built in the 1970s and up to the start of the 1980s. Average floor area is 60 sq m.

- *Salzgitter - Thiede*
  The subject terraced properties are situated in a separate residential area with mainly homogenous, relatively low density apartment development. They were constructed between 1938 and 1954; have a solid structure and appear to have been regularly maintained.

- *Salzgitter - Garages*
  Above ground garages in garage parking area built in rows.

Valuation Rationale:

For the Market Value and the Vacant Possession valuation calculations we have adopted the income capitalisation (term and reversion) approach.

Using the term and reversion method of income capitalisation, the cash flows from the property are separated into the current, or term income, which is normally assumed to continue to the (notional) end of the existing lease(s), and the income following the reversion to market rental value after expiry of the existing lease(s).

No explicit reflection of rental growth is made: the effects of rental growth and potential changes in other market and financial factors are implicit in the yield, which is obtained from the analysis of comparable transactions, making adjustments as necessary to allow for differences between properties.

From the gross income currently receivable, deductions are made to reflect *inter alia* management and maintenance costs as well as any other non-recoverable landlord's expenses. The resulting net income is capitalised at the selected yield rate for the period of the term.

The gross income on reversion to market value is similarly adjusted for non-recoverables and is then capitalised, for freehold properties normally in perpetuity, at a selected rate. The capitalised amount is discounted for the period of the term, plus any void period etc. assumed before reletting, to bring it to today's terms, before being added to the capital value of the term income.

The costs of any outstanding repairs ("deferred maintenance") or other capital costs that would be immediately incurred are deducted from the total capital value. Future capital costs (e.g. renovation or refurbishment before reletting) are estimated and discounted for an appropriate period before being deducted.

In a final step the capital value is adjusted by deducting purchaser's costs of transfer (in order to reflect the method of analysis of total investment costs applied to comparable transactions).

We have generally utilised a 10-year holding period for the term.

Term yield:

In order to set an appropriate yield rate for the capitalisation of the term income, we have had regard to analyses of market transactions in similar types of residential portfolios as well as the expectations of potential investors and the results of our market research.

For the holding period a capitalization rate has been adopted in accordance with typical market yields for properties of this nature. In the current market, for the length of the holding period, a level of 6.25% to 6.75%, depending on district, is considered to be appropriate.

Reversionary yield:

Based on the historic development of the residential property market in Germany and in the microlocation in particular, and on the projected measures for the portfolio stock (refurbishment) a yield of 6.5 to 7.0 % is considered to be appropriate.

Summary of Values

The aggregate of the individual property values estimated by CB Richard Ellis GmbH, in accordance with the terms outlined in the Reports, as at 8 March 2005, is:

EURO 309,000,000
(Three hundred and nine million Euro)
net of VAT and purchase costs

For full details of the valuations please refer to the individual complete, self-contained Reports.

Liability Disclaimer

CBRE has prepared this valuation summary letter and understands that it will be used as part of an Explanatory Memorandum and Prospectus. CBRE specifically disclaims liability to any person in the event of any omission from or false or misleading statements included in the Explanatory Memorandum and Prospectus. CBRE does not make any warranty or representation as to the accuracy of the information in any part of the Explanatory Memorandum and Prospectus other than as expressly made or given in this Summary Valuation Letter.

Further, the client has agreed to indemnify and hold CBRE, its parent, subsidiaries and affiliates and their respective officers, directors, employees agents and attorneys harmless from and against any and all claims, damages, liabilities, expenses, losses and costs, including reasonable attorney's fees, arising from or in any way related to the use of our

Reports, or description of CBRE and/or the Valuations, except for any finally adjudicated liability of CBRE, as determined by a court of competent jurisdiction, resulting from CBRE's failure to render the opinion of value in a manner consistent with generally recognised appraisal practices.

CBRE has relied on property data supplied by the client, which was assumed to be true and accurate. CBRE takes no responsibility for inaccurate data supplied by the client nor for any conclusions made in reliance on such data.

Certification of the Valuations (and Valuation Summary Letter)

I certify that to the best of my knowledge and belief:

a) The statements of value contained in the Valuation Summary Letter ("letter") are true and correct.
b) The reported analyses, opinions and conclusions of each Report are limited only by the reported assumptions and limiting conditions and are the CB valuers' impartial and unbiased professional analyses, opinions and conclusions.
c) I have no personal or prospective interest in the properties that are the subject of this letter and no personal interest with regard to the parties involved.
d) I have no bias with respect to the properties that are the subject of this letter or to the parties involved in this instruction.
e) My engagement in this instruction was not contingent on developing or reporting predetermined results.
f) My compensation for completing this letter is not contingent upon the development or reporting of a predetermined value or direction in value that favours the cause of the client, the amount of any opinion of value, the attainment of a stipulated result or the occurrence of a subsequent event directly related to the intended use of the Valuations prepared.
g) The individual CBRE valuers' analyses, opinions and conclusions were developed, and the Reports have been prepared, in conformity with the requirements of the RICS Valuation and Appraisal Standards ("Red Book") of the Royal Institution of Chartered Surveyors.
h) No-one provided significant professional assistance to the person signing this letter or the persons signing the Reports unless otherwise indicated.

CB Richard Ellis GmbH

ppa. Ulf Buhlemann, *FRICS, Assoc. MAI*
Head of Valuation Germany
Director

i.A. Catrin Hörnig
Consultant

27 April 2005
Savills 270405(2)

The Directors
GPT Management Limited
Level 4, 30 The Bond
30 Hickson Road, Millers Point
Sydney NSW 2000
AUSTRALIA

The Directors
Babcock & Brown International Pty Limited
Level 39, The Chifley Tower
2 Chifley Square
Sydney NSW 2000
AUSTRALIA

Robert Grundy
E: rgrundy@savills.com
DL: +44 (0) 20 7409 5995
F: +44 (0) 20 7330 8601

25 Finsbury Circus
London EC2M 7EE
T: +44 (0) 20 7499 8644
savills.com

Dear Sirs

MARKET VALUATION:
AMB RESIDENTIAL PORTFOLIO
KIEL RESIDENTIAL PORTFOLIO
GLIENICKE SPITZE PORTFOLIO
ANNENHOEFE
REWE RUSSELSHEIM

Savills (L&P) Limited have prepared this letter summarising the valuation results for each of the above-named properties, which are the subject of separate valuation reports ("Valuation Reports"), prepared on behalf of GPT Management Limited, Babcock and Brown and their advisers named in the reports. This letter must be read in conjunction with, and is valid only as part of each of those self-contained valuation reports. We recommend the reader to refer to the contents of each Valuation Report, including the General Assumptions, Notifications, Definitions & Bases of Valuation, which includes the definition of Market Value.

The purposes of the Valuation Reports are in connection with the formation of a joint venture between GPT Management Limited ("GPTML") and Babcock & Brown International Pty Limited ("Babcock & Brown"). The Valuation Reports may be relied upon by:

(a) GPTML and its advisors;
(b) Babcock & Brown;
(c) the investment vehicle through which the parties will invest.

In preparing our Valuation Reports, we have relied upon information provided by Babcock & Brown and we have analysed this where appropriate. We have assumed that the information supplied to us is correct and have used it in good faith.

Our Valuation Reports have been undertaken in accordance with the latest edition of the Royal Institution of Chartered Surveyors (RICS) Appraisal and Valuation Standards (Fifth Edition) (The Red Book). The valuations are on the basis of Market Value as defined in the Red Book. The valuers responsible for this work are suitably qualified and have the appropriate experience and are authorised under the RICS Code of Conduct to practice as valuers. The valuers involved in this assignment have no pecuniary interests that could reasonably be regarded as being capable of affecting their ability to give unbiased opinions of value or that could conflict with a proper valuation of each property.

Brief Description of the Properties

The AMB Residential freehold portfolio comprises 2,707 flats 49 commercial units and 842 parking spaces, situated in Kiel, Osnabrück, Kassel, Cologne, Aachen, Freiburg, Buxtehude, Pinneberg and Reinbek. The properties were built between 1954 and mid 1980's, so the quality of the buildings in the portfolio varies. We have valued the properties in their actual condition. Where refurbishment or modernisation works are planned, our valuation assumes that these will be completed before reletting at a rent which reflects their modernised state. The portfolio is well spread across the country and hence has broad exposure to regional markets. The properties are generally in residential suburban locations or town centres, outer metropolitan or county towns.

The Kiel Residential freehold portfolio comprises 1,434 flats, 21 commercial units and 147 parking spaces, situated in Kiel. The properties were built between 1954 and mid 1980's, so the quality of the buildings in the portfolio varies. We have valued the properties in their actual condition. Where refurbishment or modernisation works are planned, our valuation assumes that these will be completed before reletting at a rent which reflects their modernised state.

Glienicke Spitze is a suburban development to the North of Berlin and comprises 199 flats, 37 commercial units and 506 parking spaces. The development was completed in 1999 and is of a high quality which is reflected in our valuation approach. Three properties in Karlshorst and Köpenick are part of this portfolio. They comprise 72 flats. The properties are in a poor condition and in need of modernisation.

Annenhoefe is located just to the east of Berlin City centre, in the district of Friedrichshain-Kreuzberg, which at the time of division was in East Berlin. The property comprises a mixed use development of residential, offices and retail, with underground parking. It was completed in 2001 and is up to 9 storeys tall. The properties are in good condition and the residential properties let well. The office element is mostly vacant, reflecting the current over supply in the non core Berlin market. Our valuation reflects these circumstances.

REWE Ruessselsheim is a small retail scheme situated on an arterial road 2 km from the centre of Russelsheim, an industrial town in Rhine-Main region, close to Frankfurt. It comprises a newly built retail park of 5 units, all fully let to good retail covenants, anchored by REWE. The immediate area around the building is residential, giving a good supply of potential customers.

Approach to Valuation and Valuation Considerations

For each property, we have adopted an approach to valuation that reflects the market in which this type of asset is traded.

For the Kiel and AMB portfolios, our analysis of comparable recent transactions and interpretation of current market trends indicates that investors are currently looking for an all risks yield of around 8.93% Gross (8.5% net) which equals an income multiplier of 11.20. Each of the properties in these portfolios has been valued in relation to this target yield, with qualitative adjustments to reflect the individual circumstances of each building.

For Glienicke Spitze and Annenhoefe, our analysis of comparable transactions in Berlin and interpretation of current market trends indicates that investors are currently looking for an all risks yield in a range of 6.5% to 7.5%, depending on the location, condition of the property and the quality of fittings in the apartments. These portfolios have been valued in relation to this target yield, with qualitative adjustments to reflect the individual circumstances of each property. For the additional three properties in the Glienicke Spitze portfolio a comparable all risks yield lies in a range of 10.5% to 11.5%,

For REWE Russelsheim, our analysis of comparable transactions and interpretation of current market trends indicates that investors are currently looking for an all risks yield in a range of 7.5% to 8.5%, depending on the term of lease, location and convenience of the tenant. This property has been valued in relation to this target yield, with qualitative adjustments to reflect the individual circumstances of the property.

For each valuation we have deducted purchaser's acquisition costs, estimated at 6%, including 3.5% for transfer tax, 1% for stamp duty and legal costs and 1.5% of agents costs and costs for due diligence.

Opinions of Value

Having carefully considered all the matters set out in our reports, our opinion of value for the freehold interest in each property is:

Portfolio		
AMB	€127,440,000	**One Hundred and Twenty Seven Million Four Hundred and Forty Thousand Euro**
Kiel	€42,930,000	**Forty Two Million Nine Hundred and Thirty Thousand Euro**
Glienicke Spitze Portfolio	€43,680,000	**Forty Three Million Six Hundred and Eighty Thousand Euro**
Annenhoefe	€26,362,000	**Twenty Six Million Three Hundred and Sixty Two Thousand Euro**
REWE Russelsheim	€10,425,000	**Ten Million Four Hundred and Twenty Five Thousand Euro**

Our opinions of value are net of purchase costs of 6%, including 3.5% of transfer tax, 1% of stamp duty and legal costs and 1.5% of agents costs and costs for due diligence.

General

Savills (L&P) Limited understands that this summary valuation letter will be used as part of an Explanatory Memorandum and Prospectus. Savills (L&P) Limited specifically disclaims liability to any person in the event of any omission from or false or misleading statements included in the Explanatory Memorandum and Prospectus. Savills (L&P) Limited does not make any warranty or representation as to the accuracy of the information in any part of the Explanatory Memorandum and Prospectus other than as expressly made or given in this summary valuation letter.

Further, our client has agreed to indemnify and hold Savills (L&P) Limited and its affiliates and their respective officers, directors, employees agents and attorneys harmless from and against any and all claims, damages, liabilities, expenses, losses and costs, including reasonable attorney's fees, arising from or in any way related to the use of our reports, except for any adjudicated liability of Savills (L&P) Limited, as determined by a court of competent jurisdiction, resulting from Savills (L&P) Limited failure to render the opinion of value in a manner consistent with generally recognised appraisal practices.

Yours faithfully
For and on Behalf of Savills (L&P) Limited

Robert Grundy BSc (Hons) MRICS
Director

Lars-Oliver Breuer MRICS
Deputy Head of Investment
Savills GmbH

11

GPT Unitholder Meeting information

SECTION

11.1 DETAILS OF THE RESOLUTIONS TO BE CONSIDERED AT THE MEETING

A meeting of GPT Unitholders will be held at Shangri-La Hotel, 176 Cumberland Street, Sydney, New South Wales on 2 June 2005 at 11am (**Meeting**).

The Notice of Meeting convening the Meeting is set out at the back of this document.

The purpose of the Meeting will be to consider and, if thought fit, pass the following resolutions:

- **Resolution 1 (Replacement Resolution)** – GPT Unitholders will consider, as an ordinary resolution, a resolution that New RE be appointed as the new responsible entity of GPT;
- **Resolution 2 (Loan Resolution)** – Subject to the passage of Resolution 1 by the requisite majority, GPT Unitholders will consider, as an ordinary resolution, a resolution to approve the Interest Free Loan, being the loan from GPT to GPT Management Company Trust in connection with the Internalisation by Establishment;
- **Resolution 3 (Internalisation by Stapling Resolution)** – Subject to the passage of Resolutions 1 and 2 (Internalisation by Establishment Resolutions) by the requisite majorities, GPT Unitholders will consider, as a special resolution, a resolution to amend by deed poll the existing GPT Constitution to facilitate the Stapling of GPT Units to GPT Management Holdings Shares and authorise the Responsible Entity of GPT to carry out the steps required to implement the Stapling; and
- **Resolution 4 (Constitution Amendment Resolution)** – GPT Unitholders will consider, as a special resolution, a resolution to amend by deed polls the existing GPT Constitution to reflect certain changes in accounting regulations from A-IFRS.

Resolutions 1 and 2 are interconditional on the approval of each other. GPT Unitholders will not vote on Resolution 3 if Resolutions 1 and 2 are not approved.

As special resolutions, the Internalisation by Stapling Resolution and Constitution Amendment Resolution require that at least 75% of the votes cast on each of the resolutions by GPT Unitholders (either in person at the Meeting or by proxy) at the Meeting be cast in favour of the resolution.

The Replacement Resolution, Loan Resolution, Internalisation by Stapling Resolution and the Constitution Amendment Resolution are explained in more detail in Sections 11.2, 11.3 and 11.4.

11.2 REPLACEMENT RESOLUTION

Approval of the Replacement Resolution is required to implement the Internalisation by Establishment. See Sections 2.2 and 4 for further information on the reasons for the Replacement Resolution and how the Internalisation by Establishment works.

11.3 LOAN RESOLUTION

GPT will make the Interest Free Loan in the amount of up to $300 million to PT Limited, as trustee of GPT Management Company Trust to enable GPT Management Company Trust to purchase 100% of the

A class voting shares and 10% of the B class income shares in GPT Management Holdings. This is to help enable the implementation of the Internalisation by Establishment.

The responsible entity of a registered investment scheme such as GPT is prohibited from giving a financial benefit to a related party out of property of the trust pursuant to the interaction of sections 208 and 601LC of the Corporations Act, unless unitholders approve the financial benefit. It is arguable that the Interest Free Loan is a financial benefit from GPT to GPT Management Company Trust. The phrase "giving a financial benefit" is intended to be interpreted broadly, but would generally include an interest free loan as it would be unusual to grant an interest free loan in an arm's length negotiated transaction. GPT considers that the Interest Free Loan is the most appropriate means of funding GPT Management Company Trust in connection with its obligation to fund the Joint Venture in connection with an Internalisation by Establishment. Since GPT Management Company Trust is a related party of GPT, in order to undertake the Interest Free Loan, approval of GPT Unitholders, by an ordinary resolution, is required.

The GPT Independent Directors recommend you approve the Loan Resolution as it is considered by GPT as the most appropriate means of funding GPT Management Company Trust in connection with its obligation to fund the Joint Venture in connection with an Internalisation by Establishment.

The Loan Resolution is conditional on the approval of the Replacement Resolution.

11.4 MODIFICATIONS TO THE GPT CONSTITUTION

The Internalisation by Stapling Resolution and Constitution Amendment Resolution authorise the amendments to the GPT Constitution in the form to be tabled at the Meeting. The GPT Constitution will be amended by deed polls. If the resolutions are approved, the changes will take effect when the amended GPT Constitution is lodged with ASIC pursuant to section 601GC of the Corporations Act.

The GPT Constitution in the form proposed to be amended is available for inspection at the registered office of GPT Management at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales between 9am and 5pm, Monday to Friday until the time of the Meeting and is also available on GPT's website at www.gpt.com.au. A copy can also be made available upon request free of charge by calling the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia).

In summary, the changes are directed at:

- providing for the Stapling of GPT Units so that the GPT Management Holdings Shares and GPT Units can be Stapled as part of the Stapling as described in this Explanatory Memorandum;
- authorising GPT Management to implement the Stapling, if the Internalisation by Stapling Resolution is validly passed; and
- authorising changes to the GPT Constitution to reflect new accounting regulations imposed by A-IFRS.

A summary of the proposed amendments to the GPT Constitution is set out below. An overview of the GPT Constitution as it will apply following the approval of the Internalisation by Stapling and Constitution Amendment Resolutions is set out in Annexure A. If those resolutions are not approved, the GPT Constitution will remain unchanged.

(a) Stapling Provisions

It is proposed that the following provisions are added to the GPT Constitution in order to facilitate the Stapling of the GPT Units to the GPT Management Holdings Shares.

In this subsection, "corresponding number" means, in relation to an Attached Security (see below), the number of those securities that are Stapled to an issued GPT Unit at that time.

Power to Staple Securities

The GPT Constitution will be amended to provide that GPT Management may cause the Stapling of any security (**Attached Security**) to the GPT Units.

The amendments to the GPT Constitution will enable the GPT Directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to the GPT Units in the future. The various provisions will operate in the same way for any additional GPT Stapled Securities.

Stapling provisions paramount

The amendments to the GPT Constitution will state that the Stapling provisions have effect notwithstanding any other provision of the GPT Constitution and any inconsistent clause does not operate to the extent of the inconsistency.

Mechanics of Stapling

The GPT Constitution will be amended to provide that whilst Stapling applies:

- subject to the Corporations Act, while GPT is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of GPT Stapled Securities;
- the number of issued GPT Units at any time must equal the number of issued Attached Securities, divided by the relevant corresponding number;
- GPT Management must not issue GPT Units unless each of those GPT Units is Stapled to a corresponding number of each Attached Security to form a GPT Stapled Security; and
- GPT Management and GPT Unitholders must not do any act which would, directly or indirectly, result in any GPT Unit no longer being part of a component GPT Stapled Security and in particular:
  - GPT Management must not offer a GPT Unit for subscription or sale (including by way of offering options) unless an offer is made at the same time and to the same

person for the corresponding number of each Attached Security for issue or sale;

- an offer of a GPT Unit for subscription or sale (including by way of offering options) must require the offeree to subscribe for or buy the corresponding number of each Attached Security;
- a GPT Unitholder must not sell a GPT Unit to any person unless the corresponding number of Attached Securities is also sold to the same person at the same time;
- GPT Management must not issue or sell a GPT Unit to any person unless the corresponding number of each Attached Security is also issued or sold to the same person at the same time;
- GPT Management must not consolidate, split, subdivide, cancel or otherwise reorganise any GPT Units unless at the same time there is a corresponding consolidation, subdivision, cancellation or other re-organisation of the Attached Securities;
- GPT Management must not forfeit a GPT Unitholder's unit unless the Attached Security is also forfeited; and
- GPT Management must not register the transmission or transfer of GPT Units unless a corresponding number of each Attached Security is also transmitted or transferred.

Unstapling Date

Following approval by special resolution of GPT Unitholders (and the members of other stapled entities), GPT Management may determine a date on which the Stapling provisions of the GPT Constitution will cease to apply. Stapling also ceases to apply on the winding up of a stapled entity. This provision will not prevent GPT Management subsequently determining that the Stapling provisions should recommence.

Transfer of GPT Stapled Securities

Whilst Stapling applies, GPT Units forming part of a GPT Stapled Security will only be accepted as a proper transfer in registrable form if the transfer relates to or is accompanied by a transfer of the corresponding number of Attached Securities from the same transferor in favour of the same transferee. Otherwise, if not so accompanied, GPT Management will be authorised to transfer those Attached Securities as agent for the transferor. GPT Management is also appointed as agent to transfer any Attached Securities with any forfeited GPT Units.

GPT Stapled Security Register

GPT Management will cause a GPT Stapled Security register to be set up and maintained.

GPT Management's duties

GPT Management is entitled to have regard to the interests of GPT Unitholders and holders of the securities in the stapled entities as a whole.

Market price

The definition of "market price" in the GPT Constitution will be amended so as to extend the definition to allow the calculation of the market price of a GPT Stapled Security (the market price for the GPT Stapled Security will be calculated in the same way as for non-stapled GPT Units i.e. using a weighted average ASX trading price or, if GPT believes that such a calculation does not provide a fair reflection, by an approved valuer). Additionally, changes have been made to add clarity to the "approved valuer" concept – in particular, to provide that the approved valuer must be independent of GPT Management, have relevant market experience and determine the fair value having regard to the nature and circumstances of the proposed offer.

Calls on partly paid GPT Units

The GPT Constitution will be amended to provide that while Stapling applies, an instalment or call on a GPT Unit will not be regarded as having been properly paid unless any amount payable at the same time in relation to a partly paid Attached Security is also paid.

Issue price

The GPT Constitution sets out how the issue price of GPT Units will be calculated. Each of these issue price provisions will be amended to specify how the issue price of GPT Units will be calculated while the GPT Units are Stapled.

In particular, the GPT Constitution will provide that, while Stapling applies to the GPT Units, GPT Management may issue GPT Units at a price determined by GPT Management provided that the total of the issue price of the GPT Units and the issue price of the Attached Securities equals the market price for the GPT Stapled Securities on the Business Day prior to the day on which the offer or issue is made.

Further detail on how the issue price will be calculated is set out in Annexure A, which describes the issue price provisions in the GPT Constitution (assuming that the GPT Constitution is amended in accordance with the Internalisation by Stapling Resolution).

Meetings

In respect of meetings, the GPT Constitution amendments will provide that while Stapling applies the directors, auditors and representatives of each stapled entity may attend and speak at any meeting, or invite any other person to attend and speak. They will also provide that the form of proxy used may be the same form as the holder uses in respect of the Attached Securities. Further, meetings of the GPT Unitholders will be held in conjunction with meetings of the holders of the Attached Securities.

(b) Stapling

It is proposed that the GPT Constitution will also be amended to authorise GPT Management to carry out certain steps necessary to effect the Stapling. A summary of these authorisations is set out below:

General

The amendments provide that the Stapling binds GPT Management and all present and future GPT Unitholders notwithstanding that particular GPT Unitholders may not have approved the Stapling. The amendments give GPT Management a general power to carry out

all things necessary, desirable or reasonably incidental to give effect to the Stapling and provide that GPT Management will not have any liability for implementing the Stapling to any greater extent than it is entitled to be and is in fact indemnified out of the assets of the GPT trust fund.

Agency

The GPT Constitution will be amended to include a provision that GPT Management is appointed as agent and attorney of each GPT Unitholder to execute all documents and do all things necessary or desirable to give effect to the Stapling.

Implementation steps

In particular, GPT Management has power to carry out a number of implementation steps as contemplated in this Explanatory Memorandum, including to:

- make the capital distributions to GPT Unitholders contemplated in this Explanatory Memorandum;
- take all necessary action to implement the Cash Sale Facility for Excluded Foreign Unitholders;
- act as agent for GPT Unitholders in subscribing for GPT Management Holdings Shares (including to agree on each GPT Unitholder's behalf to receive GPT Management Holdings Shares and to become a member of GPT Management Holdings); and
- apply for each GPT Unitholder's GPT Management Holdings Share entitlement under the Stapling.

(c) Constitution Amendment Resolution

GPT has been reporting under A-IFRS from 1 January 2005. One of the differences between A-IFRS and the current Australian Accounting Standards applied by GPT is the treatment of unitholders' funds for accounting purposes. There is a high likelihood that GPT Unitholders' funds will be treated as debt under A-IFRS, rather than as contributed equity, as was previously the case under Australian Accounting Standards.

The primary reason for this accounting treatment is that GPT currently has a maximum term of 80 years. This term is set out in clause 16.1(a) of the GPT Constitution. The maximum term gives rise, under A-IFRS, to a de facto "repayment" obligation on GPT, with respect to its unit capital because (unlike a company) GPT must be wound up and its unitholders' capital and any surplus returned to GPT Unitholders in 80 years.

This treatment would have the adverse impact of reducing the reported net assets of GPT, and would also reduce reported profits, as all distributions paid to GPT Unitholders would be treated as an interest expense of GPT.

Accordingly, it is proposed to make the following changes to the GPT Constitution:

- delete clause 16.1(a);
- include a new clause 5.13 as follows:

  "The Trustee cannot issue any Units after the 80th anniversary from the day before the Trust commenced if that issue would cause a contravention of the rule against perpetuities or any other rule of law or equity. Subject to clause 1.4, the preceding sentence prevails over all other provisions of this deed"; and
- replace the definition of "Liabilities" in clause 1.1 with the following:

  "Liabilities means all present liabilities of the Trust including any provision which the Trustee decides should be taken into account in determining the liabilities of the Trust but excluding the amount representing Unitholders' capital, undistributed profits, interest attributable to Unitholders accruing on Unitholder capital, capital reserves, or any other amount representing the value of rights attaching to Units, whether or not redeemable, regardless of whether characterised as equity or debt in the accounts of the Trust."

Reason for seeking approval

The reasoning for each of the proposed amendments to the GPT Constitution is as follows:

(a) Deletion of clause 16.1(a) – By deleting clause 16.1(a), the term of GPT will no longer be limited to a maximum of 80 years and GPT will become "perpetual" subject to the other provisions in the GPT Constitution and general trust law. After the amendment, there is no longer a finite time by which the responsible entity is contractually bound to pay cash to the GPT Unitholders on termination. Accordingly, the provisions of AASB 132 (under which GPT Unitholders' capital would be classified as debt) do not apply and GPT Unitholders' capital can continue to be accounted for as equity;

(b) New clause 5.13 – The rule against perpetuities renders void a trust in circumstances where a person may acquire an interest in the trust which could vest after a particular period (which in New South Wales is generally 80 years from the settlement of the trust). GPT has received legal advice that the interests of GPT Unitholders have already "vested" and accordingly the rule against perpetuities does not apply to GPT so as to require a finite duration for GPT. However, for the abundance of caution, it is proposed to introduce a prohibition on the issue of GPT Units outside the statutory 80 year perpetuity period if the issue of GPT Units would contravene the rule against perpetuities or any other rule of law or equity. This clause will only affect issues of GPT Units after 27 November 2050; and

(c) Definition of "Liabilities" – This amendment is designed to ensure that pre-AASB 132 accounting treatment for liabilities is applied for the purpose of calculating net asset value, and other aspects of trust administration. This definition of "Liabilities" is relevant to clause 3 (which defines the interests of GPT Unitholders), clause 16 (the termination clause, which calculates the entitlements of GPT Unitholders on termination) and in the definition of Net Asset Value. Net Asset Value is in connection with the issue price for GPT Units when GPT is not listed.

The auditors of GPT, PricewaterhouseCoopers, have confirmed that, in the context of the current A-IFRS, the constitutional changes

proposed above will result in GPT Unitholders' funds continuing to be treated as contributed equity. Accordingly, the reported net assets and profit of GPT will not be reduced by a different categorisation of GPT Unitholders' funds.

Under section 601GC(1) of the Corporations Act, the GPT Constitution may be amended by a special resolution of the GPT Unitholders or by GPT Management if it reasonably considers the change will not adversely affect GPT Unitholders' rights. GPT Management is seeking GPT Unitholders' approval for the amendments described above because it is arguable that the Constitution Amendment Resolution may adversely affect GPT Unitholders' rights by affecting their right to receive the proceeds of winding up after the existing 80 year term.

11.5 VOTING INTENTIONS OF THE GPT SPLIT TRUST

There are 18,230,165 GPT Units held by the GPT Split Trust as at 26 April 2005. GPT Management, as responsible entity of the GPT Split Trust, has indicated that the GPT Units held by the GPT Split Trust will be voted according to preferences expressed by the GPT Split Trust unitholders. To the extent there is no direction given on how to vote, those GPT Units will be voted in favour of all Resolutions.

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12

Additional information

SECTION

12.1 INTRODUCTION

This Section sets out additional information relating to the Proposal, including the interests of directors of GPT Management and GPT Management Holdings, material agreements that will be entered to implement the Proposal, and other material information.

12.2 INTERESTS OF DIRECTORS

(a) Interests in marketable securities

The GPT Directors are:

- Peter Joseph OAM (Chairman);
- Eric Goodwin;
- Malcolm Latham AM;
- Ken Moss;
- Brian Norris; and
- Elizabeth Nosworthy AO.

The GPT Management Holdings Directors are:

- Peter Joseph OAM;
- Malcolm Latham AM; and
- Ken Moss.

The following table lists the marketable securities in GPT held by or on behalf of each director (and proposed director) of GPT and GPT Management Holdings as at the date of this Explanatory Memorandum.

Director	Number of GPT Units held
Peter Joseph	50,000
Eric Goodwin	Nil
Malcolm Latham	13,195
Ken Moss	25,000
Brian Norris	4,097
Elizabeth Nosworthy	5,000
Nic Lyons	Nil
Ian Martin	Nil

The GPT Directors and GPT Management Holdings Directors, whether as directors, proposed director, members, creditors or otherwise, have no material interest in the Proposal, the Resolutions or any other arrangements or matters contemplated by this Explanatory Memorandum, except as members holding securities as set out above or as otherwise disclosed in this Explanatory Memorandum.

The effect of the Proposal on those interests is the same as its effect on the interests of other persons.

(b) Agreements or arrangements with directors

Other than as set out in this Section or elsewhere in this Explanatory Memorandum, no payment or other benefit is proposed to be made or given (in connection with or conditional on the Proposal) to any director, proposed director, secretary or executive officer of GPT Management or GPT Management Holdings as compensation for loss of, or as consideration for or in connection

with his or her retirement from office in GPT Management or GPT Management Holdings or their related bodies corporate.

Other than as set out in this Section or elsewhere in this Explanatory Memorandum, there are no agreements or arrangements made between a director or proposed director of GPT Management or GPT Management Holdings and another person in connection with or conditional on the implementation of the Proposal. However, directors of GPT Management and GPT Management Holdings will be entitled to participate in the Proposal in respect of any securities held by or on behalf of them to the extent permitted by law.

(c) Fees, insurance and indemnities

Fees

Directors' fees for GPT Management have to date been set at $60,000 per annum for each director covering all the GPT Board duties. The Chairman's fees are two times the standard fees paid to a director and the Chairman of the Audit and Risk Management Committee receives an additional $20,000 per annum. Other members of the Audit and Risk Management Committee receive $15,000 per annum. These directors' fees are only payable to non-executive directors other than Eric Goodwin, who receives remuneration from Lend Lease on a per diem basis under a separate consulting arrangement.

All directors' fees have to date been paid by GPT Management and not by GPT.

Mr Latham and Mr Moss are entitled to supplementary per diem fees of $2,000 and Mr Joseph is entitled to supplementary per diem fees of $6,000 for preparation for and attendance at each substantive meeting dealing with the Proposal. Additional overseas travel time will be paid at $2,000 per day. These payments are not conditional on the Proposal.

Brian Norris is a non-executive director of Lend Lease Real Estate Investments Limited and receives remuneration from Lend Lease in that capacity. Mr Norris is also entitled to a retirement benefit from GPT Management equal to the total of the director's fees paid to him during the three year period prior to his retirement. As at 30 June 2005, this amounts to $211,467.40. This amount is payable by GPT Management and not by GPT.

As part of an "internalised" GPT, directors' fees of GPT Management Holdings will be to the account of GPT Management Holdings and, through it, GPT Unitholders. The total amount of directors' fees payable to non-executive directors is proposed to be set at $1,300,000 per annum. To the extent that the boards of GPT Management Holdings and New RE are common, only one set of fees will be payable for service on both boards.

It should be noted that the total amount of directors' fees payable to non-executive directors may include an amount paid or applied to a superannuation fund for a director, but will not include any premium paid by GPT on an insurance policy for directors' liabilities. Non-executive directors do not receive any retirement allowance for their services to the boards of GPT Management Holdings and New RE.

The Nomination and Remuneration Committee will review the fees payable to individual non-executive directors and take into account relevant factors and, where appropriate, receive external advice on comparable remuneration.

Under the GPT Management Holdings Constitution, the total amount of directors' fees payable to non-executive directors must not exceed the amount detailed above, unless approved at a general meeting of security holders.

There is no current intention to increase the amount of the fees payable to individual non-executive directors. The total amount of directors' fees set is to provide the boards of GPT Management Holdings and New RE with the flexibility to attract and retain high quality directors to serve on those boards and if deemed appropriate, appoint additional directors in the future.

Insurance and indemnities

The GPT Management Constitution currently contains a provision indemnifying every GPT Director out of the funds of GPT Management against all costs, charges, expenses, losses and liabilities incurred in conducting the business of GPT Management or discharging his or her duties. It also provides that no GPT Director will be liable for:

- the acts or omissions of any other director or officer of GPT Management;
- the GPT Director having joined in receipt of money not received by him or her personally;
- loss on account of defects of title to property acquired by GPT Management;
- loss on account of insufficiency of any security;
- loss incurred through any banker, broker or other agent; or
- loss incurred upon any ground whatever other than his or her own wilful acts or defaults.

It is currently anticipated that a subsequently identical indemnity will be provided to the directors of GPT Management Holdings in the GPT Management Holdings Constitution upon implementation of the Proposal. Additionally, GPT Management Holdings will procure insurance cover for directors and officers for liability in acting in those capacities, as permitted by applicable law and on market standard terms.

(d) Other interests of directors

Other than as set out in this Section 12.2 or elsewhere in this Explanatory Memorandum:

- no director or proposed director of GPT Management or GPT Management Holdings has, or has had at any time in the two years before the date of this Explanatory Memorandum, any interests in:
  - the formation or promotion of GPT or GPT Management Holdings;
  - property acquired or proposed to be acquired by GPT or GPT Management Holdings in connection with its formation or promotion or the issue of GPT Units or GPT Management Holdings Shares; or
  - the issue of GPT Units or GPT Management Holdings Shares; and
- no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to any director or proposed director of GPT Management or GPT Management Holdings:
  - to induce him or her to become, or to qualify as, a director of GPT Management or GPT Management Holdings; or
  - for services which he or she has provided in connection with either the formation or promotion of GPT or GPT Management Holdings or the issue of GPT Units or GPT Management Holdings Shares under the Proposal.

12.3 GPT GOVERNANCE PROCESS

The GPT Independent Directors are Peter Joseph (Chairman of the GPT Board), Malcolm Latham and Ken Moss.

The other GPT Directors, Eric Goodwin, Brian Norris and Elizabeth Nosworthy, are all non-independent directors of GPT Management for the purposes of considering and evaluating the Proposal and stood aside from consideration by GPT Management of the Proposal. Eric Goodwin was a long term employee of Lend Lease and Brian Norris has had a long term advisory relationship with Lend Lease. Elizabeth Nosworthy is a director of Babcock & Brown.

In light of the connections between the responsible entity of GPT and Lend Lease, there has been a particular focus on corporate governance requirements throughout the consideration by the Independent Directors of various options for the future of GPT. In May 2004, the GPT Independent Directors appointed Blake Dawson Waldron lawyers as governance adviser and that firm has continued in its role throughout the consideration of various options. Following the merger proposal from Lend Lease, various steps were taken to ensure the independence and integrity of the processes by which your GPT Independent Directors evaluated that proposal, and the proposal subsequently received from Stockland. The focus on governance issues continued through consideration of various other alternatives including the Internalisation and Joint Venture which are detailed in this Explanatory Memorandum.

These steps included the continued appointment of Blake Dawson Waldron and the adoption and maintenance of a governance protocol. On the basis of Blake Dawson Waldron's observations, including attendance at the GPT Board meetings and meetings with advisers, and from information provided to it, it has confirmed that it is satisfied that your GPT Independent Directors have undertaken an appropriate and rigorous evaluation of the alternatives, and that the governance protocol has been complied with in all material respects.

12.4 GPT UNITHOLDERS ENTITLED TO GPT STAPLED SECURITIES

For the purpose of identifying the GPT Unitholders entitled to participate in the Stapling, dealings in GPT Units will only be recognised if:

- for dealings effected using CHESS (the computer system used by the ASX to effect the settlement of the purchase or sale of financial products), the transferee is registered in GPT's register of members as the holder of the relevant GPT Units on the Stapling Record Date; and
- for other types of dealings, dealings that occur before the close of business on the Trading Cessation Date and in respect of which registrable transmission applications or transfers in registrable form in respect of those dealings are received on the Stapling Record Date at ASX Perpetual Registrars Limited, Level 8, HSBC Centre, 580 George Street, Sydney, New South Wales, 2000.

GPT will not accept for registration or recognise for any purpose any transmission application or transfer in respect of GPT Units received after the times stated above.

12.5 ACQUISITION OF GPT STAPLED SECURITIES BY FOREIGN PERSONS

Under the Australian Foreign Acquisitions and Takeovers Act 1975, it is compulsory to notify the Federal Treasurer of acquisitions of interests in Australian urban land by foreign persons and acquisitions of a substantial shareholding in an Australian company by foreign persons in certain circumstances. A GPT Stapled Security constitutes both an interest in Australian urban land and a share. Investors who may be foreign persons for the purposes of the Foreign Acquisitions and Takeovers Act 1975 and are affected by these requirements include:

- a natural person not ordinarily resident in Australia;
- a corporation in which a natural person not ordinarily resident in Australia or a foreign corporation alone or together with an associate or associates holds not less than 15% of the voting power in the corporation or holds interests in not less than 15% of the issued shares of the corporation;
- a corporation in which two or more persons, each of whom is a natural person not ordinarily resident in Australia, or a foreign corporation, alone or together with an associate or associates, hold not less than 40% of the voting power in the corporation or hold interests in not less than 40% of the issued shares of the corporation;
- the trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign corporation alone, or together with an associate or associates, holds a beneficial

interest in not less than 15% of the corpus or income of the trust estate; and

- the trustee of a trust estate in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign corporation, together with an associate or associates, hold, in the aggregate, beneficial interests in not less than 40% of the corpus or income of the trust estate.

The Foreign Acquisitions and Takeovers Regulations made under the Foreign Acquisitions and Takeovers Act 1975 provide exemptions for certain acquisitions of interests in Australian urban land such that the Foreign Acquisitions and Takeovers Act 1975 does not apply. The exemptions include an acquisition of an interest in Australian urban land where the acquisition by a single foreign person is of less than 15% (or 40% by two or more foreign persons in aggregate) of:

- the issued shares in a publicly listed Australian urban land corporation with less than 10% of its real estate assets in the form of developed residential real estate; or
- the units in an Australian urban land trust estate with at least 100 unitholders, where the units are issued pursuant to an approved prospectus and which has less than 10% of its real estate assets in the form of developed residential real estate.

The terms "Australian urban land", "Australian urban land corporation" and "Australian urban land trust estate" are defined terms under the Foreign Acquisitions and Takeovers Act 1975.

The acquisition by a foreign person of less than 15% of the GPT Stapled Securities will not be required to be notified to the Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975.

Investors requiring further information as to whether notification under the Foreign Acquisitions and Takeovers Act 1975 to the Federal Treasurer (through the Foreign Investment Review Board) is required in respect of a proposed investment or further investment in GPT Stapled Securities should consult their professional adviser.

12.6 DESCRIPTION OF MATERIAL AGREEMENTS

The following documents are described in Annexure D:

(a) Stapling Deed;
(b) Asset Sales documents;
(c) Co-ownership Agreements;
(d) Management Agreements;
(e) Development Agreements;
(f) Joint Venture Transaction Documents; and
(g) Subscription Agreement.

12.7 CONTINUOUS DISCLOSURE

(a) Additional information available from the ASX

GPT is a "disclosing entity" under the Corporations Act and subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require GPT to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, GPT has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of GPT Units. Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au.

(b) Information available from GPT

GPT will make copies of the following documents available for inspection at the registered office of GPT at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales (between 9am and 5pm on Business Days). The documents are also available on GPT's website at www.gpt.com.au. A copy of the following may be requested to be provided free of charge by contacting the GPT Unitholder information line on 1800 350 150 (in Australia) or +61 2 9278 9045 (if outside Australia):

- 2004 Annual Report (for the year ended 31 December 2004);
- existing GPT Constitution;
- GPT Constitution in the form to be amended if the Stapling is approved;
- GPT Management Holdings Constitution;
- Stapling Deed; and
- any continuous disclosure document lodged by GPT with the ASX between the lodgement of its 2004 Annual Report and date of this Explanatory Memorandum. A list of these documents is included in Annexure C.

Copies of documents lodged with ASIC in relation to GPT may be obtained from, or inspected at, an ASIC office.

12.8 MARKET PRICE INFORMATION

GPT Units are officially quoted on the ASX. Neither GPT Management Shares nor GPT Management Holdings Shares are currently quoted on any exchange. The following prescribed information is disclosed in relation to the market price of GPT Units:

	GPT Unit price (at close of trade)
Latest recorded sale price (as at 27 April 2005)	$3.70
Previous three months	
High	$3.90
Low	$3.51
Sale price immediately before the announcement of the Proposal	$3.77

In addition, as at 27 April 2005, there are 2,016,716,610 GPT Units on issue.

12.9 DIRECTORS' STATEMENTS

(a) GPT

Other than as set out in this Explanatory Memorandum, the financial position of GPT and GPT Management has not, within the knowledge of the GPT Directors, materially changed since the date of the last balance sheet reported to GPT Unitholders, namely the balance sheet as at 31 December 2004.

(b) GPT Management Holdings

Other than as set out in this Explanatory Memorandum, the financial position of GPT Management Holdings has not, within the knowledge of the directors of GPT Management Holdings, materially changed since the date of its incorporation.

12.10 REGULATORY CONSENTS

(a) ASIC relief

ASIC has granted its in principle approval of the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to GPT Management and GPT Management Holdings:

- Sections 601GA and 601FC(1)(d) (as modified by Class Order 98/52) – modifications to enable GPT Management Holdings and GPT Management to allocate the issue price of GPT Stapled Securities between the GPT Management Holdings Shares and GPT Units comprising them, as required under the Stapling Deed, and to extend the relief granted under Class Order 98/52 to GPT Stapled Securities.
- Sections 601FC(1)(c) and 601FD(1)(c) – modifications to enable GPT Management and its officers respectively to act in the best interests of GPT Unitholders in their capacity as GPT Stapled Security Holders rather than solely as GPT Unitholders.
- Section 601FC(1)(d) – modification to enable GPT Management to deal with the Excluded Foreign Unitholders in the manner described in this Explanatory Memorandum.
- Section 601LC – if the Stapling is approved, a modification to allow benefits to be given out of the GPT scheme property to GPT Management Holdings, any of its wholly-owned entities and any wholly-owned entities of GPT without GPT Unitholder approval being obtained.
- Section 601LC – if the Stapling is not approved, a modification to allow benefits to be given out of the GPT scheme property to any wholly owned entities of GPT without GPT Unitholder approval being obtained.
- Section 711(6) – modification to section 711(6) to permit the omission of an expiry date for the Explanatory Memorandum.
- Section 723(1) – permitting the GPT Management Holdings Shares to be issued without an application form being included in, or accompanying, this Explanatory Memorandum.
- Sections 734(5)(b) and 734(6)(b) – modifications permitting GPT Management, GPT Management Holdings, their related bodies corporate or any person acting on their behalf to advertise or issue publications concerning the Internalisation without those advertisements or publications referring to application forms and also to remove the restrictions on advertising content imposed by section 734(5)(b) to the extent necessary for GPT Management to comply with its continuous disclosure obligations under the Listing Rules.
- Part 7.9 – exempting GPT Management from the requirement to provide a product disclosure statement and the other requirements of Part 7.9 in relation to any offers to issue, offers to arrange for the issue or the issue of interests in the Cash Sale Facility.
- Chapter 5C – exempting GPT Management from the requirements relating to registered managed investment schemes under Chapter 5C in relation to the operation of the Cash Sale Facility.

ASIC has also granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to the Sale Bank in connection with the Cash Sale Facility: Part 7.9 (the product disclosure statement provisions) and Chapter 5C (the registered managed investment scheme provisions).

(b) ASX waivers

GPT Management has applied for, and expects that the ASX will grant confirmations and approvals in respect of the following waivers from the operation of the Listing Rules as they apply to GPT, GPT Management and GPT Management Holdings:

Confirmations and approvals

- Listing Rule 6.1 – confirmation that ASX considers that the terms applying to the GPT Stapled Securities are appropriate and equitable.
- Listing Rule 6.12.3 – ASX approval that the provisions of the GPT Constitution relating to divestment of the GPT Units of Excluded Foreign Unitholders are appropriate and equitable.
- Listing Rules 11.1.2 and 11.1.3 – confirmation that the ASX does not require GPT to obtain GPT Unitholder approval for the Internalisation under Listing Rule 11.1.2 or meet the requirements of Chapters 1 and 2 of the Listing Rules as if GPT were applying for admission under Listing Rule 11.1.3.
- Guidance Note 2 – confirmation that the ASX is satisfied that the terms of the Stapling arrangements are appropriate.

Waivers

- Listing Rule 1.1 condition 8 – to waive the asset and profit test in relation to GPT Management Holdings.
- Listing Rule 2.1 condition 2 – to waive the requirement that GPT Management Holdings Shares have an issue price of at least 20 cents each.
- Listing Rule 8.10 – to permit GPT Management and GPT Management Holdings to refuse to register a transfer of a GPT Unit and GPT Management Holdings Share separately.
- Listing Rule 10.1 – if Stapling is approved, to permit transfers of assets between GPT and GPT Management Holdings (and their wholly-owned controlled entities) without GPT Unitholder or GPT Management Holdings shareholder approval on the condition that all GPT Units and GPT Management Holdings Shares remain Stapled and neither GPT Management nor GPT Management Holdings issues any other securities that are not Stapled to corresponding securities in GPT Management Holdings or GPT, respectively.
- Listing Rule 10.1 – if Stapling is not approved, to permit transfers between GPT and GPT Management Company Trust (and their, wholly-owned child entities) without GPT Unitholder approval.

(c) New Zealand exemptions

The New Zealand Securities Commission has exempted GPT Management Holdings from the requirements to prepare a New Zealand registered prospectus and investment statement

for the offer of shares in GPT Management Holdings, and from various other issuers' obligations, under sections 37, 37A, 38A and 51 to 54B of the New Zealand Securities Act 1978.

12.11 STAMP DUTY

On the basis that the GPT Stapled Securities will at all relevant times be listed for quotation on the ASX, no duty will be payable for the issue, transfer or redemption of GPT Stapled Securities. In the case of Western Australia, this will be the case provided that at the time of the issue, transfer or redemption, there are at least 50 GPT Unitholders, and no group of 20 or fewer GPT Unitholders holds beneficially more than 75% of GPT Units on issue. If that is not the case, then a technical liability to transfer duty may arise in Western Australia.

12.12 INTERESTS OF ADVISERS

(a) Interests of advisers

Other than as set out in this Section 12.12 or elsewhere in this Explanatory Memorandum, no person named in a Proposal Document as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of a Proposal Document has, or in the last two years before the date of this Explanatory Memorandum has had, any interests in:

- the formation or promotion of GPT or GPT Management Holdings;
- property acquired or proposed to be acquired by GPT or GPT Management Holdings in connection with their formation or promotion or the issue of GPT Units or GPT Management Holdings Shares; or
- the issue of GPT Units or GPT Management Holdings Shares.

Other than as set out in this Section 12.12 or elsewhere in this Explanatory Memorandum, no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to such persons in connection with the preparation or distribution of a Proposal Document or in connection with the formation or promotion of GPT or GPT Management Holdings or the issue of GPT Units or GPT Management Holdings Shares.

Costs of the Proposal

The costs of the Proposal include legal, taxation, financial advisory, Investigating Accountant and Independent Expert's Costs. If the Proposal proceeds, these costs will total approximately $50 million. If the Proposal does not proceed in any form, not all of these costs will be incurred, and the current expectation is that the costs will total approximately $40 million.

GPT advisers

PricewaterhouseCoopers Securities Ltd is entitled to receive professional fees of approximately $1.7 million (excluding GST and expenses) in connection with work carried out on the Proposal and the preparation of the Investigating Accountant's report set out in Section 7 of this Explanatory Memorandum.

Grant Samuel & Associates Pty Limited is entitled to a fee of approximately $900,000 in connection with the preparation of its Independent Expert's report for GPT Unitholders set out in Section 8 of this Explanatory Memorandum.

Greenwoods & Freehills Pty Limited is entitled to receive professional fees of approximately $750,000 in connection with work carried out on the Proposal and the preparation of the Tax Report for GPT Unitholders set out in Section 9 of this Explanatory Memorandum. Greenwoods & Freehills Pty Limited may be entitled to further fees for additional work done in accordance with its normal basis of charging.

Allens Arthur Robinson is entitled to receive professional fees of approximately $2.5 million in connection with the work done in acting as solicitors to the Responsible Entity of GPT in connection with the Proposal and the preparation of the Explanatory Memorandum.

Blake Dawson Waldron is entitled to receive professional fees of approximately $120,000 in connection with the functions it performs as governance adviser to the GPT Board.

Macquarie will be paid approximately $50,000 in respect of the Cash Sale Facility.

The Valuers will be paid approximately $120,000 in respect of their valuation reports on the Seed Assets.

12.13 MISCELLANEOUS

(a) Consents and disclaimers

The following persons have given and have not, before the date of this Explanatory Memorandum, withdrawn their consent to:

- be named in a Proposal Document in the form and context in which they are named;
- the inclusion of their respective reports or statements noted next to their names and the references to those reports or statements in the form and context in which they are included in a Proposal Document; and
- the inclusion of other statements in a Proposal Document which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by those persons in the form and context in which they are included:

Name of person	Named as	Reports or statements
Allens Arthur Robinson	Solicitors to Responsible Entity	N/A
Australian Diversified Funds Management Limited	New RE	N/A
Babcock & Brown	Joint Venture participant	Statements in Section 3.4
Blake Dawson Waldron	Governance adviser	Statements made in the Chairman's letter and Sections 1.5 and 12.3
Grant Samuel & Associates Pty Limited	Independent Expert	Independent Expert's report set out in Section 8
Greenwoods & Freehills Pty Limited	Tax adviser	Tax Report set out in Section 9
PricewaterhouseCoopers Securities Ltd	Investigating Accountant	Investigating Accountant's report set out Section 7
PricewaterhouseCoopers	Auditors	N/A
Macquarie	Sale Bank	N/A
ASX Perpetual	Unitholder Registry	N/A
Standard & Poor's	Credit rating agency	Statements in Sections 2.3 and 6.6
Property Valuers	Property Valuers	Section 10

Each of the above persons:

- does not make, or purport to make, any statement in a Proposal Document other than those statements referred to above and as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of a Proposal Document other than as described in this Section with the person's consent.

(b) Circumstances requiring issue of a supplementary explanatory memorandum

A supplementary explanatory memorandum will be issued if GPT Management or GPT Management Holdings becomes aware of any of the following events between the date of the Proposal Documents and the date the GPT Stapled Securities are quoted on the ASX:

- a material statement in a Proposal Document is misleading or deceptive;
- there is a material omission from a Proposal Document;
- there has been a significant change in a matter included in a Proposal Document; or
- a significant new circumstance has arisen and it would have been required to be included in a Proposal Document.

12.14 DIRECTORS' CONSENT TO LODGEMENT

The directors and proposed directors of GPT Management have given (and not withdrawn) their consent to lodgement of the Proposal Documents with ASIC.

The directors and proposed directors of GPT Management Holdings have given (and not withdrawn) their consent to lodgement of the Prospectus with ASIC.

12.15 NO OTHER INFORMATION

Other than as set out in the Proposal Documents:

- there is no other information within the knowledge of any director of GPT Management that is material to the making of a decision in relation to the Proposal and that has not previously been disclosed to GPT Unitholders;
- there is no other information within the knowledge of any director of GPT Management Holdings that might reasonably have a material influence on the decision by GPT Unitholders whether to acquire GPT Management Holdings Shares under the Stapling and that has not previously been disclosed to GPT Unitholders; and
- there is no other information within the knowledge of any director of GPT Management Holdings that GPT Unitholders and their professional advisers would reasonably require to make an informed assessment of the matters required to be disclosed by the Corporations Act in relation to GPT Management Holdings Shares.

12.16 ELECTION OF INDEPENDENT DIRECTORS

The GPT Board is comprised of six non-executive directors, three of whom are considered to be independent for the purposes of the Proposal. Independent directors have been to date generally endorsed by GPT Unitholders upon appointment and every three years thereafter. GPT does not intend to request GPT Unitholders to endorse the independent directors at the Meeting. However, if the Proposal is implemented, GPT will reinstate a practice of endorsing the directors for re-election in connection with the next annual general meeting.

12.17 COMMON DIRECTORS

As part of the Joint Venture, the boards of New RE and Babcock & Brown will have two common directors. They will initially be Elizabeth Nosworthy and Ian Martin.

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13

SECTION

Additional information for international GPT Unitholders

This Section 13 sets out important information for GPT Unitholders who are not resident in Australia. **It is relevant only if the Internalisation by Stapling is approved and the Stapling is implemented.**

All Excluded Foreign Unitholders who continue to hold GPT Units at the Stapling Record Date will automatically participate in the Cash Sale Facility (as described in Section 13.8) for all their GPT Units unless the specific criteria set out below are satisfied. Excluded Foreign Unitholders are not eligible to receive GPT Stapled Securities.

GPT Unitholders who are not resident in Australia should obtain advice on the taxation implications of participating in the Stapling arising in their local jurisdiction.

13.1 EXCLUDED FOREIGN UNITHOLDERS

You will be eligible to receive GPT Stapled Securities under the Stapling if you are a resident of Australia, New Zealand, Hong Kong, Singapore or Germany. Residents of all other countries will not be eligible to receive GPT Stapled Securities under the Stapling unless you are a resident of the UK and you meet the criteria set out in Section 13.3.

Any person who is (or acts for the account or benefit of a person who is) in the US or a US Person is an Excluded Foreign Unitholder and, therefore, is not eligible to receive GPT Stapled Securities. Any GPT Unitholder receiving this Explanatory Memorandum must not distribute or send it into the US or make it available to any US Person.

13.2 TAXATION CONSEQUENCES

GPT Unitholders who are subject to taxation outside Australia should consult their tax adviser as to the applicable tax consequences of the Stapling.

In particular, in respect of New Zealand resident GPT Unitholders, the granting of a beneficial interest in GPT Management Company Trust (if the Establishment but not the Stapling is approved) or the receipt of GPT Stapled Securities (if the Stapling is approved) is likely to constitute a dividend that is subject to income tax (or in respect of a company GPT Unitholder, a foreign dividend withholding payment). Furthermore, depending on the individual circumstances of GPT Unitholders, New Zealand resident GPT Unitholders may also be liable for income tax on any gains from the sale of units. New Zealand resident GPT Unitholders should seek independent tax advice from their professional tax adviser on the applicable tax consequences of the Establishment and the Stapling.

13.3 GPT UNITHOLDERS IN THE UK

GPT is an unregulated collective investment scheme in the UK. The promotion of the GPT Stapled Securities in the UK is being made to, or directed at, only the following persons:

- persons who are "investment professionals" as defined in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (Financial Promotion Order); and
- persons falling within any of the categories of persons described in articles 49(2)(a) to (d) of the Financial Promotion Order,

persons satisfying the criteria above being referred to as "relevant persons" or a "relevant person". The Stapled Securities are available only to relevant persons and this communication must not be acted upon by anyone who is not a relevant person.

The rules made by the Financial Services Authority under the Financial Services and Markets Act 2000 (the **FSMA**) for the protection of private customers do not apply to the offering of GPT Stapled Securities and the Financial Services Compensation Scheme established under section 213 of the FSMA will not be available in respect of any investment made in the GPT Stapled Securities.

Except as described above, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with, or relating to, the sale or purchase of any GPT Stapled Securities, may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply. It is the responsibility of all persons under whose control or into whose possession this Explanatory Memorandum comes to inform themselves about and to ensure observance of all applicable provisions of the FSMA in respect of anything done in relation to the GPT Stapled Securities in, from or otherwise involving the UK.

13.4 GPT UNITHOLDERS IN HONG KONG

This Explanatory Memorandum does not constitute an offer of, or an invitation to subscribe for or purchase, any securities in Hong Kong. The contents of this Explanatory Memorandum have not been reviewed by any regulatory authority in Hong Kong and no action has been taken in Hong Kong to authorise or register this Explanatory Memorandum or to permit the distribution of this Explanatory Memorandum or any document issued.

13.5 GPT UNITHOLDERS IN SINGAPORE

This Explanatory Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore and does not constitute an offer to the public in Singapore. This Explanatory Memorandum and any other document or material in connection with it must not be circulated or distributed by any recipient whether directly or indirectly to the public or any member of the public in Singapore.

13.6 GPT UNITHOLDERS IN THE US

This Explanatory Memorandum is neither an offer to sell nor a solicitation of an offer to buy securities as those terms are defined in the Securities Act. The GPT Stapled Securities have not been registered under the Securities Act, or any applicable US state securities laws. GPT Management Holdings will not issue GPT Management Holdings Shares to any person who is (or acts for the account or benefit of a person who is) in the US or a US Person.

13.7 GPT UNITHOLDERS IN NEW ZEALAND

The Internalisation is governed by Australian law and GPT Management Holdings may not be subject in all respects to New Zealand law. This Explanatory Memorandum is not a registered prospectus under New Zealand law, and may not contain all the information that a New Zealand registered prospectus is required to contain.

13.8 CASH SALE FACILITY

This Section 13.8 describes the mechanics of how the Cash Sale Facility will operate for Excluded Foreign Unitholders. **It is relevant only if the Stapling is to be implemented.** Only Excluded Foreign Unitholders will participate in the Cash Sale Facility. All of the GPT Units held by Excluded Foreign Unitholders as at 9 June 2005 will participate in the Cash Sale Facility. Excluded Foreign Unitholders who do not wish to participate in the Cash Sale Facility may sell their GPT Units on the ASX at any time up until 2 June 2005.

The Cash Sale Facility will allow Excluded Foreign Unitholders to receive cash in lieu of GPT Stapled Securities for their Excluded Foreign Units. Excluded Foreign Units will be transferred to Macquarie Securities (Australia) Limited (**Macquarie**). Macquarie will perform the functions of the "Sale Bank" under the Cash Sale Facility. The GPT Stapled Securities to which you would otherwise be entitled will be received by the Sale Bank, which will then sell the GPT Stapled Securities following the Stapling. ASX Perpetual, on behalf of GPT Management, will remit your share of the cash proceeds received by the Sale Bank from selling all of the GPT Stapled Securities you would otherwise have received under the Stapling (**Your GPT Stapled Securities**). Your share will be the proportion of the total cash proceeds that the number of GPT Stapled Securities you would have received had you received Your GPT Stapled Securities bears to the total number of GPT Stapled Securities sold under the Cash Sale Facility. Due to a number of factors, including the time period between the date of this Explanatory Memorandum and the Internalisation Implementation Date, uncertainty surrounding market conditions leading up to the Internalisation Implementation Date, uncertainty in relation to the precise mechanics of the sale process and uncertainty in relation to the demand for GPT Stapled Securities following the Stapling, GPT Management cannot give a likely sale price for the GPT Stapled Securities under the Cash Sale Facility.

The following mechanics apply to Excluded Foreign Unitholders with respect to the Cash Sale Facility:

- on the day immediately following the Stapling Record Date, all Excluded Foreign Units (including the legal and beneficial title to those Excluded Foreign Units) will be transferred to Macquarie (or a related body corporate) (**Macquarie Holder**);
- a capital distribution will be payable by GPT Management to Macquarie of 15 cents for each GPT Unit held by Macquarie Holder under the Cash Sale Facility;
- GPT Management will apply the distribution payable to Macquarie to subscribe for GPT Management Holdings Shares (at a subscription price of 15 cents per GPT Management Holdings Share);
- on receipt of the subscription amount, GPT Management Holdings will issue to Macquarie Holder one GPT Management Holdings Share for every GPT Unit held by Macquarie Holder under the Cash Sale Facility;

- by operation of the provisions of the Stapling Deed and the constitutions of GPT and GPT Management Holdings, each GPT Unit held by Macquarie Holder under the Cash Sale Facility will become Stapled to one GPT Management Holdings Share; and
- on, or as soon as practicable after, the Internalisation Implementation Date, Macquarie will make the GPT Stapled Securities available for purchase, either (a) through selling the securities on market on the ASX; or (b) to institutional and/or professional investors outside the US via a bookbuild sale process. As part of that sale process, the Sale Bank is obliged to sell the GPT Stapled Securities with the objective of achieving the best price for GPT Stapled Securities that is reasonably obtainable bearing in mind a number of factors, including the number of GPT Stapled Securities to be sold, the demand for GPT Stapled Securities under the Cash Sale Facility or generally and maintenance of an orderly market for GPT Stapled Securities. The price the Sale Bank is able to achieve may be adversely affected by the requirement that the sales be completed by 6 July 2005 (or such later date as the Sale Bank, GPT Management and GPT Management Holdings agree) or by disposing of a large volume of GPT Stapled Securities on the ASX or through another mechanism otherwise than on a licensed market (including through a bookbuild). The GPT Stapled Securities will be sold by the Sale Bank in Australia and outside the US, in transactions exempt from, or not subject to, the registration requirements of the Securities Act pursuant to Regulation S. The GPT Stapled Securities have not been registered under the Securities Act or any applicable US state securities laws. Such securities may not be offered or sold in the US unless such securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Sale Bank must consult with GPT Management and GPT Management Holdings to determine whether the GPT Stapled Securities will be sold on the market by the Sale Bank or through a bookbuild. The sale price for a GPT Stapled Security will be determined as follows:
  - Under the on-market sale process, the Sale Bank will sell the GPT Stapled Securities at the prevailing market price. The total price achieved for all the GPT Stapled Securities sold on market under the Cash Sale Facility will be divided by the total number of GPT Stapled Securities sold on market under the Cash Sale Facility to determine the sale price per GPT Stapled Security. The sale price will not necessarily be the highest price at which the GPT Stapled Securities trade on the ASX during the selling period. The on-market sale process may involve crossings by the Sale Bank.
  - On completion of a bookbuild (if such method is adopted), the sale price for each GPT Stapled Security sold under the Cash Sale Facility will be determined by the Sale Bank after consultation with GPT and this will be the total cash proceeds of the bookbuild divided by the number of GPT Stapled Securities sold under the Cash Sale Facility. The sale price will not necessarily be the highest price at which the GPT Stapled Securities could be sold on the ASX.

GPT Management and the Sale Bank give no assurance as to the sale price that will be achieved and determined for the sale of GPT Stapled Securities under the Cash Sale Facility. The proceeds you would receive under the Cash Sale Facility may be more or less than the total market value of your GPT Units as at the close of trading on the ASX on 27 April 2005 or more or less than the price you could have otherwise obtained had you disposed of your GPT Units if you sell your GPT Units on the ASX before the close of trading on the last day of trading of GPT Units, expected to be 2 June 2005.

ASX Perpetual, on behalf of GPT Management, will remit the cash proceeds from the sale by the Sale Bank to each participant. It is anticipated that this will occur on or around 13 July 2005.

13.9 SALE BANK

GPT Management and GPT Management Holdings have appointed Macquarie to perform the functions of the "Sale Bank" under the Cash Sale Facility. Macquarie has entered into an agreement with GPT Management, GPT Management Holdings and ASX Perpetual under which it has agreed to perform the functions of the Sale Bank under the Cash Sale Facility.

13.10 OTHER INFORMATION ABOUT THE CASH SALE FACILITY

The prevailing market price of GPT Stapled Securities on the ASX following implementation of the Stapling may change from time to time. Information about the price of GPT Units as at 27 April 2005 is set out in Section 12.8. You may obtain information about the price of GPT Stapled Securities following implementation of the Stapling by contacting GPT's Unitholder registry on 1800 025 095 or from other sources where the prices of the ASX quoted securities are from time to time published (such as the ASX website at www.asx.com.au). You may also check the number of GPT Units that you hold which will participate in the Cash Sale Facility by contacting the GPT Unitholder registry on 1800 025 095.

You will not pay any expenses or transaction costs (such as brokerage) to the Sale Bank in connection with your GPT Stapled Securities being in the Cash Sale Facility.

If GPT Management, GPT Management Holdings, the Sale Bank or ASX Perpetual makes any additional information available about the Cash Sale Facility, that information will be made available on GPT's website at www.gpt.com.au. A copy of any additional information may be requested to be provided free of charge by calling GPT's registry on the number listed above.

13.11 ALTERNATIVES TO THE CASH SALE FACILITY

The Cash Sale Facility offers an alternative to selling your existing GPT Units on market before the close of trading on the Trading Cessation Date.

Selling on market

The Cash Sale Facility is different to you selling on market on the ASX, as under the Cash Sale Facility:

- you will pay no expenses or other transaction costs (such as brokerage);
- you have no control over the final sale price. This price may be more or less than what you would have otherwise received had you sold your participating GPT Units on market prior to the close of trading on the last day of trading;
- you will need to wait until after the sale process is complete before you receive any money for your participating GPT Units; and
- the sale will only occur if the Stapling proceeds.

13.12 TAXATION CONSIDERATIONS

GPT Unitholders who are non-residents for Australian taxation purposes should obtain their own advice as to the tax consequences of the Cash Sale Facility in the jurisdiction in which they are resident.

14

SECTION

Definitions and interpretation

14.1 DEFINITIONS

AASB	means Australian Accounting Standards Board.
ADFML	means Australian Diversified Funds Management Limited (ACN 107 426 504).
AGAAP	means Australian GAAP.
A-IFRS	means the Australian equivalents of International Financial Reporting Standards.
APPF	means Australian Prime Property Fund Retail (ARSN 093 414 398).
ASIC	means the Australian Securities and Investments Commission.
Asset Sales	means the sale to Westfield of interests in three shopping centres (Penrith Plaza, Woden Plaza and Sunshine Plaza) as described in Section 2.
ASX	means Australian Stock Exchange Limited.
ASX Perpetual	means ASX Perpetual Registrars Limited (ABN 54 083 214 537).
ATO	means the Australian Taxation Office.
Attached Security	means a security such as a GPT Management Holdings Share which is Stapled to a GPT Unit.
B&B Group	means Babcock & Brown International Pty Limited and its Related Bodies Corporate.
B&BI	means Babcock & Brown International Pty Limited (ABN 76 108 617 483).
Babcock & Brown	means Babcock & Brown Limited (ABN 53 108 614 955).
Babcock & Brown Underwriting	means Babcock & Brown's undertaking to underwrite the delivery of further assets to the Joint Venture to enable GPT's distribution per security to increase by 2.0 cents in 2005 (on an annualised basis) and 2.75 cents in 2006.
Business Day	means a day on which banks are open in Sydney (excluding Saturdays, Sundays and public holidays).
Cash Sale Facility	means the cash sale facility as described in Section 13.

CGT	means Australian capital gains tax.
Consolidated Pro Forma Forecasts	means the financial performance of GPT post Proposal for the six months ending 31 December 2005 and the year ending 31 December 2006 assuming the Proposal is effective from 1 July 2005.
Consolidated Pro Forma Historical Statements	means the financial position of GPT as at 31 December 2004 as if the Proposal was implemented at that date.
Constitution Amendment Resolution	means the resolution to amend the GPT Constitution as described in Section 11 as a result of new accounting regulations.
Core Earnings	means earnings generated from GPT's existing portfolio of Australian retail, office, industrial, hotel, and masterplanned urban communities assets.
Core Portfolio	means GPT's existing portfolio of Australian retail, office, industrial, hotel, and masterplanned urban communities assets.
Corporations Act	means the Corporations Act 2001.
Enhanced Earnings	means earnings generated from GPT's investment in the Joint Venture.
Establishment	means the establishment of a management company within the GPT structure to manage the assets of GPT in connection with the Internalisation.
Excluded Foreign Unitholder	means a GPT Unitholder who is not eligible to receive GPT Stapled Securities under the Stapling, as described in Section 13.
Excluded Foreign Units	means the GPT Units owned by the Excluded Foreign Unitholder.
Explanatory Memorandum	means this document, which accompanies the Notice of Meeting and contains details of the Proposal.
GAAP	means generally accepted accounting principles.
GLA	means gross lettable area.
GPT	means the listed property trust known as "General Property Trust" (ARSN 090 110 357).
GPT Board	means the board of GPT Directors.
GPT Constitution	means the GPT constitution dated 27 November 1970 as amended from time to time.
GPT Directors	means the directors of GPT Management.
GPT Group	means GPT and its Related Bodies Corporate.
GPT Hotel Management	means the entity that currently owns the shares in Voyages.
GPT Independent Directors	means Peter Joseph (Chairman of the GPT Board), Malcolm Latham and Ken Moss, and for events occurring before January 2005 includes Elizabeth Nosworthy who is also a director of Babcock & Brown and who has abstained from considering the Proposal since GPT commenced discussions with Babcock & Brown.
GPT Management	means GPT Management Limited (ACN 000 335 473) in its capacity as responsible entity of GPT.
GPT Management Company Trust	means the newly formed entity (the beneficiaries of which are GPT Unitholders) that will indirectly own New RE if the Internalisation is implemented by the Establishment.
GPT Management Holdings	means GPT Management Holdings Limited (ACN 113 510 188), the entity which will own New RE if the Internalisation is approved.
GPT Management Holdings Constitution	means the GPT Management Holdings constitution dated 21 April 2005 as amended from time to time.
GPT Management Holdings Directors	means the directors of GPT Management Holdings.
GPT Management Holdings Shares	means the securities which will be Stapled to GPT Units if the Stapling is approved.

GPT Split Trust	means the GPT Split Trust as constituted under the trust deed executed by GPT, GPT Management Holdings (then known as GPT Management Holdings Management Limited) and Burns Philp Trustee Company Limited dated 4 October 1984.
GPT Stand Alone	means GPT as if the Proposal does not proceed.
GPT Stapled Security	means one GPT Management Holdings Share Stapled to one GPT Unit and/or Stapled to any other Attached Security.
GPT Stapled Security Holder	means a person who is registered as the holder of a GPT Stapled Security in the stapled group register of members.
GPT Unit	means an ordinary unit in GPT.
GPT Unitholder	means a person who is registered as the holder of a GPT Unit in the GPT register of members.
Heads of Agreement	means the agreement entered into between GPT Management (as Responsible Entity of GPT) and Babcock & Brown to form the Joint Venture.
Independent Expert	means Grant Samuel & Associates Pty Limited.
Interest Free Loan	means the interest free loan from GPT to GPT Management Company Trust to subscribe for shares in GPT Management Holdings as part of the Establishment, if the Stapling is not approved.
Internalisation	means the proposal described in this Explanatory Memorandum to replace GPT Management as responsible entity of GPT with New RE and internalise the management of GPT, either through the Establishment or the Stapling.
Internalisation by Establishment	means the appointment of a new responsible entity of GPT, New RE and the establishment of a management company within the GPT Group.
Internalisation by Establishment Resolutions	means the Replacement Resolution and the Loan Resolution to be considered by GPT Unitholders which is described in Section 4 to approve the Internalisation by Establishment as set out in the Notice of Meeting.
Internalisation by Stapling	means the appointment of a new responsible entity for GPT, New RE, in conjunction with the Stapling.
Internalisation by Stapling Resolution	means the resolution to be considered by GPT Unitholders which is described in Section 5 to approve the Internalisation by Stapling as set out in the Notice of Meeting.
Internalisation Implementation Date	means the date on which the Establishment or the Stapling is implemented.
Internalisation Resolutions	means the Internalisation by Establishment Resolutions and the Internalisation by Stapling Resolution.
Investigating Accountant	means PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617).
IRR	means in respect of a person, the discount rate, expressed as an annual percentage, which, when applied to a series of cash flows (positive and negative) to or from such person, results in a net present value of zero as at the date of calculation, where: (a) negative cash flows comprise all capital contributions with respect to the Joint Venture by such person; (b) positive cash flows include all distributions, amounts and payments received with respect to the Joint Venture by such person, including amounts received on winding up as detailed in the Joint Venture Transaction Documents.
Joint Venture	means the joint venture established by GPT Management Holdings and Babcock & Brown as described in Section 3.
Joint Venture Committee	means the committee established by the Joint Venture.
Joint Venture Framework Agreement	means the agreement that governs the formation of the Joint Venture, Babcock & Brown and GPT Management Holdings.
Joint Venture Implementation Deed	means the agreement between GPT Management Holdings and B&BI International Pty Limited to implement the Joint Venture.
Joint Venture Transaction Documents	means the documents, in relation to the Joint Venture, including the Heads of Agreement, the Joint Venture Framework Agreement and the Joint Venture Implementation Deed.

Joint Venture Vehicle	means the vehicles to be established from time to time by the Joint Venture.
JV Completion Date	means 30 June 2005 or such other date agreed by the parties.
Lend Lease	means Lend Lease Corporation Limited (ABN 32 000 226 228).
Listing Rules	means the listing rules of the ASX which are applicable to entities admitted to the official list of the ASX.
Loan Resolution	means the resolution to be considered by GPT Unitholders which is described in Section 11 to approve the Interest Free Loan as set out in the Notice of Meeting.
LPT	means listed property trust.
LPT Index	means the S&P ASX 200 Property Trust Index.
Macquarie	means Macquarie Securities (Australia) Limited (ABN 58 002 832 126).
March Distribution	means the quarterly distribution to be paid to GPT Unitholders on 20 May 2005.
Meeting	means the extraordinary general meeting of GPT Unitholders convened by the GPT Directors to consider and, if thought fit, pass the Resolutions.
New RE	means ADFML which will change its name to GPT RE Limited immediately following approval of the Internalisation by GPT Unitholders.
NLA	means net lettable area.
Non-recourse Debt	means debt with respect to a specific project and secured over the equity in the project holding the asset.
Notice of Meeting	means the notice set out in the back of this document to convene the Meeting.
NTA	means net tangible assets.
Ordinary Capital	means ordinary equity capital (or its nearest equivalent).
Preferred Capital	means $700 million in preferred capital GPT will initially invest in the Joint Venture.
Preferred Coupon	means: (a) in respect of the Preferred Capital contributed on the JV Completion Date, 300 basis points above the applicable three year swap rate in the currency in which the Preferred Capital is contributed at the date of contribution (the **Initial Tranche Benchmark**) per annum; and (b) in respect of the subsequent contributed tranches of Preferred Capital, 300 basis points above the applicable three year swap rate in the currency in which the Preferred Capital is contributed and invested at the date of contribution (the **Subsequent Tranche Benchmark**) per annum, provided that on each date which is three years from the date on which the initial tranche or subsequent tranches are invested, the Initial Tranche Benchmark and the Subsequent Tranche Benchmarks shall be reset to a rate equal to 300 basis points above the relevant three year swap rate for the currency in which the Preferred Capital is then invested. If during the three year period an amount (equivalent to more than $50 million) of preferred capital is reinvested in a different currency the Preferred Return will be reset with respect to that Preferred Capital at a rate which is 300 basis points above the applicable swap rate in that currency.
Property Valuers	means CB Richard Ellis GmbH, Colliers CRE and Savills GmbH. Refer to Section 10 for summaries of their valuation reports.
Proposal	means the approval of the Internalisation, whether through the Establishment or the Stapling, together with the Joint Venture and the Asset Sales.
Proposal Documents	means this Explanatory Memorandum and the Notice of Meeting and **Proposal Document** means either of them.
Proxy Form	means the form enclosed with this Explanatory Memorandum by which GPT Unitholders may appoint a proxy.
Related Body Corporate	has the meaning given to the term related body corporate in the Corporations Act.
Replacement Resolution	means the resolution to be considered by GPT Unitholders to approve the replacement of the responsible entity of GPT as set out in the Notice of Meeting.

Resolutions	means the Internalisation Resolutions and the Constitution Amendment Resolution.
RE or **Responsible Entity of GPT**	means the entity acting as responsible entity of GPT.
Sale Bank	means Macquarie.
Securities Act	means the US Securities Act of 1933 as amended from time to time.
Seed Assets	means the initial assets provided by Babcock & Brown to the Joint Venture as described in Section 3.
Stapled or **Stapling**	means the linking together of two or more securities: – so that one cannot be transferred or otherwise dealt with without the other or others; and – which are jointly quoted by the ASX as a GPT Stapled Security, as described in Section 5.
Stapling Deed	means the document so titled to be entered into by the responsible entity of GPT and GPT Management Holdings and which sets out various matters in respect of the relationship between GPT and GPT Management Holdings whilst GPT Units are Stapled to GPT Management Holdings Shares.
Stapling Distribution	means the capital distribution of 15 cents per GPT Unit totalling $300 million to be deemed to be paid pro rata to GPT Management Holdings to issue GPT Management Holdings Shares.
Stapling Record Date	means the record date for determining the entitlements of GPT Management Holdings shareholders and GPT Unitholders to GPT Stapled Securities under the Stapling, being the fifth Business Day following the Trading Cessation Date, or such other date agreed between New RE (as responsible entity of GPT) and GPT Management Holdings and announced to the ASX.
Stockland	means the entity comprising Stockland Trust (ARSN 092 897 348) and Stockland Corporation Limited (ABN 43 000 181 733).
Stockland Offer	means the takeover offer by Stockland to acquire all GPT Units announced on 8 November 2004.
Subscription Agreement	means the agreement whereby GPT Management will have the option to purchase all of the issued share capital of ADFML.
Sunset Date	means 30 June 2005, the date by which all conditions precedent in connection with the Joint Venture Implementation Deed must be satisfied.
Tax Report	means the taxation report prepared by Greenwoods & Freehills Pty Limited as set out in Section 9.
Trading Cessation Date	means 2 June 2005, or such other date (on or after the effective date) which is specified by GPT Management Holdings and announced to the ASX to be the last day of trading of GPT Units as a separate security.
UK	means the United Kingdom.
US	means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia.
US Person	has the meaning given by Regulation S under the Securities Act.
Voyages	means Voyages Hotels & Resorts Pty Ltd (ABN 24 079 925 036).
Voyages Acquisition	means the acquisition of Voyages by GPT Management Holdings if the Stapling is approved to be undertaken.
Westfield	means Westfield Management Limited (ACN 001 670 579).

14.2 INTERPRETATION

Headings and boldings are inserted for convenience and do not affect the interpretation of the Proposal Documents and unless the contrary intention appears:

(a) a reference to an instrument includes any variation or replacement of it;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes an individual, a firm, a body corporate, an unincorporated association or an authority;

(e) mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(g) a reference to time is a reference to Sydney time;

(h) a reference to anything (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

(i) a reference to a section, part, clause, annexure, exhibit or schedule is a reference to a section, part or clause of, or part, annexure, exhibit or schedule to, the relevant document;

(j) a reference to $, $A or cents is to Australian currency unless denominated otherwise; and

(k) words and phrases defined in the Corporations Act have the same meaning in the Proposal Documents.

Annexures

Annexure A – Summary of GPT Constitution

The main rules governing the rights and obligations of GPT Unitholders are set out in the GPT Constitution dated 27 November 1970 (as amended). The Corporations Act, exemptions and declarations by ASIC, the Listing Rules and the general law of trusts will also be relevant to the rights and obligations of GPT Unitholders. In particular, meetings of GPT Unitholders (including applicable voting rights), amendments to the constitution and removal of the responsible entity are primarily regulated by the Corporations Act.

The following information summarises the main provisions of the GPT Constitution which govern the rights and obligations of GPT Unitholders and the powers of New RE (as trustee), as these provisions will apply immediately following implementation of the Establishment and/or Stapling. A complete copy of the GPT Constitution is available on request.

1. INVESTMENT POLICY

The primary investment policy of GPT is to purchase and invest in real estate and property associated with it so as to achieve income with security and capital appreciation over a term of years.

Interest of GPT Unitholders

1.1 Units

The beneficial interest in GPT is divided into units and no unit confers an interest in a particular part of GPT or the trust property. The constitution allows units to be issued in fractions and also allows the issue of partly paid units.

1.2 Limited Liability

The liability of each GPT Unitholder is limited to that GPT Unitholder's investment in GPT (subject to any calls made by New RE in respect of partly paid units or any separate arrangement between a GPT Unitholder and New RE).

1.3 Classes

New RE may at any time issue further classes of units.

1.4 Partly Paid Units and Forfeiture

Provision is made for New RE to make calls in respect of partly paid units. If payment is not received, such units will be forfeited and may be offered for sale by New RE.

1.5 Transfer

All transfers of units must be effected by a proper instrument of transfer and in a manner approved by New RE.

While units are quoted on the ASX, subject to Stapling provisions, there are no restrictions on the transfer of units which are not "restricted securities" (as defined in the Listing Rules). Apart from special provisions applying to restricted securities and the GPT Stapled Securities provisions of the GPT Constitution, New RE must not do anything which may prevent, delay or in any way interfere with, the registration of a transfer of units effected in accordance with the Listing Rules.

Whilst Stapling applies, units forming part of a GPT Stapled Security will only be accepted as a proper transfer in registrable form if accompanied by a transfer of the corresponding number of GPT Stapled Securities from the same transferor in favour of the same transferee. Otherwise, if not so accompanied, New RE will be authorised to effect a transfer of those GPT Stapled Securities as agent for the transferor. Likewise, a transfer of a GPT Stapled Security without a transfer of the unit to which it is Stapled will authorise New RE to effect a transfer of that unit as agent for the transferor.

1.6 Joint Holders

Where two or more persons are registered as the holders of a unit or an option, they are deemed to hold the unit or option as joint tenants. New RE is not bound to register more than three persons as joint holders. Joint holders will be jointly and severally liable in respect of all payments, including payment of tax, which ought to be made in respect of a unit or option. Only the person whose name appears first in the register as one of the joint holders is entitled to notices, cheques and other communications.

1.7 Redemption

There is no general power to redeem units. However, New RE is given the power to cancel or redeem options.

1.8 Meetings

A GPT Unitholder's right to requisition, attend and vote at a GPT meeting is primarily governed by the Corporations Act. The GPT Constitution provides that the quorum for a meeting of GPT Unitholders is 10 GPT Unitholders generally or 20 GPT Unitholders in the case of a special resolution to modify the GPT Constitution or consider any other special or extraordinary resolution. Provision has been made for holding meetings of GPT Stapled Security holders (while the units are Stapled).

While the units are Stapled, the directors, auditors and representatives of each stapled entity may attend and speak at any meeting, or invite any other person to attend and speak. Meetings of GPT Unitholders may be held in conjunction with meetings of GPT Security Holders.

Stapling

1.9 Power to Staple Securities

Subject to the GPT Constitution, the Corporations Act and the Listing Rules, New RE may cause the Stapling of the units to other securities (including GPT Management Holdings Shares). The Stapling provisions will apply for so long as the unit is a component of a GPT Stapled Security.

1.10 Stapling Provisions Paramount

The Stapling provisions will have effect notwithstanding any other provision of the GPT Constitution (except for the provisions giving New RE the power to carry out the Establishment and/or Stapling and certain introductory provisions applying the Corporations Act and Listing Rules).

1.11 Mechanics of Stapling

While Stapling applies:

- subject to the Corporations Act, while GPT is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of GPT Stapled Securities;
- the number of issued units at any time must equal the number of issued GPT Stapled Securities, divided by the relevant corresponding number;
- New RE must not issue units unless New RE is satisfied that each of those units is Stapled to a corresponding number of each GPT Stapled Security; and
- New RE and GPT Unitholders must not do anything or refrain from doing anything that would result in any unit no longer being part of a component GPT Stapled Security. In particular:
  - New RE must not offer a unit for subscription or sale (including by way of offering options) unless an offer is made at the same time and to the same person for the corresponding number of each GPT Stapled Security for offer or sale;
  - An offer of a unit for subscription or sale (including by way of offering options) must require the offeree to subscribe for or buy the corresponding number of each GPT Stapled Security;
  - A GPT Unitholder must not sell a unit to any person unless the corresponding number of GPT Stapled Securities is also sold to the same person at the same time;
  - New RE must not issue or sell a unit to any person unless the corresponding number of each GPT Stapled Security is also issued or sold to the same person at the same time;
  - New RE must not consolidate, split, subdivide, cancel or otherwise reorganise any units unless at the same time there is a corresponding consolidation, subdivision, cancellation or other reorganisation of the GPT Stapled Securities;
  - New RE must not forfeit a holder's unit unless the GPT Stapled Security is also forfeited; and
  - New RE must not register the transmission or transfer of units unless a corresponding number of each GPT Stapled Security is also transmitted or transferred.

1.12 Unstapling Date

Following approval by special resolution of GPT Unitholders (and the members of other stapled entities), New RE may determine a date on which the Stapling provisions of the GPT Constitution will cease to apply. Stapling also ceases to apply on the winding up of a stapled entity. This provision will not prevent New RE subsequently determining that the Stapling provisions should recommence.

1.13 GPT Stapled Security Register

New RE will cause a GPT Stapled Security register to be set up and maintained.

1.14 New RE's Duties

New RE may have regard to the interests of GPT Unitholders and GPT Stapled Security Holders in the stapled entities as a whole.

1.15 Calls on Partly Paid Units

The GPT Constitution provides that while Stapling applies, an instalment or call on a unit will not be regarded as having been properly paid unless any amount payable at the same time in relation to a partly paid GPT Stapled Security is also paid.

Issue and Issue Price

1.16 Power to Issue

The GPT Constitution allows for the issue of both units and options over units. A unit or option created is regarded as issued or granted only when the person entitled to it is recorded in the register. New RE may, in its absolute discretion, accept or refuse to accept applications or subscriptions for units or options (other than on exercise of an option).

The GPT Constitution prevents New RE from issuing GPT Units after the 80th anniversary from the day before the date of the GPT Constitution if the issue will contravene the rule against perpetuities or any other rule of law or equity.

1.17 Issue Price

(a) General Issue Price Provisions

In this part, the "market price" is the weighted average trading price for a unit or GPT Stapled Security (if the units are Stapled) for all sales on the ASX for the period of 10 Business Days immediately preceding the relevant Business Day unless New RE believes that this does not provide a fair reflection of the market price (in which case an approved valuer will be appointed to determine the fair market price). The approved valuer must be independent of New RE, have relevant market experience and determine the fair value having regard to the nature and circumstance of the proposed offer.

While GPT Units are quoted on the ASX:

- if units are not Stapled:
  - New RE may issue GPT Units at the market price on the Business Day prior to the day on which the offer or issue is made; and
  - New RE may issue options at the consideration specified in the terms of offer for the option, where the units issued pursuant to the exercise of those options are issued at the market price of a unit immediately prior to the date on which the option is issued; or
- if the GPT Units are Stapled:
  - New RE may issue units at a price determined by New RE provided that the aggregate of the issue price of the unit and the issue price of the Attached Securities equals the market price for the GPT Stapled Securities on the Business Day prior to the day on which the offer or issue is made; and
  - New RE may issue options at a price determined by New RE provided that the consideration for the issue of the options will be as specified in the terms of issue and, on exercise of the option, the GPT Stapled Securities are to be issued such that the aggregate of the issue price of the unit and the issue price of the Attached Securities equals the market price for the GPT Stapled Securities immediately prior to the date upon which the option is issued.

(b) Other Circumstances

Despite the above:

- where the units or GPT Stapled Securities are suspended or not quoted on the ASX, New RE may issue GPT Units at the current unit value on the Business Day prior to the day the offer is made. The current unit value is the net asset value of the trust fund of GPT divided by the number of GPT Units on issue;
- in the case of placements (for placements of less than 10% of total units on issue) without GPT Unitholder approval, New RE may issue GPT Units or options at an issue price determined by New RE provided the issue price of the GPT Units (or, if the GPT Units are Stapled, the GPT Stapled Securities) is not less than the market price by more than 5%;
- in the case of placements with GPT Unitholder approval (where the approval complies with the particular voting and class requirements in the GPT Constitution), New RE may issue units or options at an issue price determined by New RE;
- in the case of rights issues of units, New RE may issue units at an issue price determined by New RE provided the issue price of the units (or, if the units are Stapled, the GPT Stapled Securities) is not less than 50% of the market price. There is a similar provision in respect of rights issues of options;
- in the case of a distribution reinvestment plan, New RE may issue units at an issue price determined by New RE provided that the issue price of the units (or, if the units are Stapled, the GPT Stapled Securities) is not less than 95% of the market price; and
- in the case of GPT Unitholder purchase plans, New RE may issue units at an issue price determined by New RE provided that no GPT Unitholder may apply for more than $5,000 in units (or, if the units are Stapled, GPT Stapled Securities) in any consecutive 12 month period.

Income and Distributions

New RE must pay each GPT Unitholder a distribution entitlement by a date not more than two calendar months after the end of each distribution period (i.e. not more than two months after 31 March, 30 June, 30 September and 31 December). That total distribution entitlement is the gross income realised by GPT from its operations less expenses arising in deriving that income plus any additional amount GPT determines is distributable. Each GPT Unitholder's distribution entitlement is calculated by multiplying that total distribution entitlement by the proportion that the paid up proportion of the GPT Unitholder's holding of GPT Units bears in relation to the total paid up amount of GPT Units on issue.

Trustee's Powers, Remuneration, Costs and Indemnity

1.18 Powers

New RE has all the powers it is possible to confer upon a trustee as if it were the absolute and beneficial owner of the trust fund. New RE may delegate to another person to exercise its powers and perform its obligations.

1.19 Borrowings

New RE must ensure that the borrowings of GPT do not exceed 40% of GPT's Total Tangible Assets as defined in the GPT Constitution.

1.20 Remuneration

New RE is entitled to receive a fee of 0.30% of the gross asset value of GPT for each half year ending 30 June and 31 December. However, New RE may waive the whole or any part of the remuneration to which it is entitled.

1.21 Costs and Indemnity

New RE is entitled to be indemnified and reimbursed from GPT for all costs incurred in the proper performance of its duties.

1.22 Limitation of Liability

The GPT Constitution provides that New RE (and each director and officer of New RE) is not personally liable to GPT Unitholders or any other person in connection with its office and New RE will not be liable to any GPT Unitholder to any greater extent than that to which it is entitled to be and is in fact indemnified out of the assets of the trust fund.

1.23 Advice

New RE may take and act upon advice and will not be liable for things done in reliance upon such advice.

1.24 Retirement and Removal

New RE as responsible entity may retire in accordance with the Corporations Act. On retirement or removal, New RE must give the new responsible entity all books, documents and records relating to GPT.

1.25 Term of the Trust and Termination

The trust which is GPT ends on the earlier of: the date determined by New RE as the date on which GPT is to be terminated, and the date on which GPT is terminated under the GPT Constitution or by law.

In a winding up, New RE must realise the trust fund, pay costs incurred in winding up GPT and pay amounts due to New RE or other creditors of GPT or creditors of New RE in relation to GPT. Then, subject to any special rights or restrictions attached to any GPT Unit, New RE must distribute the net proceeds of realisation among GPT Unitholders pro rata in accordance with the paid up portion of units held by GPT Unitholders.

Annexure B – Summary of GPT Management Holdings Constitution

The rights, duties and powers of GPT Management Holdings Shareholders are governed by the terms of the GPT Management Holdings Constitution, the general law relating to companies, as well as by the Corporations Act, ASIC exemptions and the Listing Rules (and applicable waivers).

This information annexure contains a summary of the main provisions of the GPT Management Holdings Constitution which will apply to GPT Unitholders (as the holders of GPT Management Holdings Shares) on implementation of the Stapling.

1. STAPLING

- **(stapling of shares)**: GPT Management Holdings may staple GPT Units to its ordinary shares to form GPT Stapled Securities.
- **(registration)**: GPT Stapled Securities held by a member must be registered in a GPT Stapled Security register.
- **(transfer)**: An ordinary share must not be issued or transferred to a person unless, at the same time, that person is issued with or receives a transfer of a GPT Unit which is stapled to the ordinary share to form a GPT Stapled Security.
- **(number of issued shares)**: The number of issued ordinary shares must equal the number of issued GPT Units (excluding the unstapled GPT units).
- **(shares to continue stapled)**: GPT Management Holdings and its shareholders must not do anything which would result in GPT Management Holdings' ordinary shares no longer forming part of a GPT Stapled Security.
- **(reorganisation)**: GPT Management Holdings must not reorganise its ordinary shares unless there is a corresponding reorganisation of GPT Units at the same time.
- **(stapled entity consents)**: GPT Management's consent must be obtained to any amendment to the constitution which directly affects the terms on which ordinary shares are Stapled or removes any restriction on the transfer of ordinary shares, which also applies to the transfer of GPT Units, unless that restriction is removed from the GPT Units at the same time.
- **(securities to be dealt with consistently)**: GPT Management Holdings must use every reasonable endeavour to procure that GPT Stapled Securities are dealt with in a manner which is consistent with the manner in which GPT Units are dealt with under the GPT Constitution.
- **(cessation of Stapling provisions)**: GPT Management Holdings is empowered to determine that the Stapling provisions in the constitution cease to have effect on a particular date, subject to the prior approval by special resolution of shareholders and GPT Unitholders.
- **(Stapling provisions prevail)**: Subject to law, the Listing Rules and the ASTC Settlement Rules, the Stapling provisions prevail over other provisions of the constitution to the extent of any inconsistency.

- **(stapling of additional securities in the future)**: The amendments to the constitution will enable the directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to the ordinary shares in the future. The provisions applicable to stapled GPT Units apply equally in respect of any additional GPT Stapled Securities.

2. SHARES

- **(share issues)**: Subject to the Stapling provisions, the directors may issue, grant options over or otherwise dispose of shares including preference shares.
- **(effect of issuing further shares)**: The rights attached to a share will not be varied by the issue of additional shares ranking equally with that share.
- **(alterations of share capital)**: Subject to the Stapling provisions and the Corporations Act, the directors may do anything necessary to give effect to a resolution altering GPT Management Holdings' share capital.
- **(lien and forfeiture)**: GPT Management Holdings has a lien over every share for all due and unpaid calls and instalments, amounts outstanding on loans made by GPT Management Holdings to acquire shares under an employee incentive scheme or other scheme, any amounts GPT Management Holdings is called upon to pay by any law and all interest and expenses incurred because the amount is unpaid.
- **(share plans)**: Directors may as permitted by the Corporations Act and the Listing Rules, implement share plans on such terms as they think fit and give financial assistance in connection with the acquisition of shares in GPT Management Holdings or a related body corporate under that plan.

3. GENERAL MEETINGS

- **(convening and notice of meetings)**: Notice of a general meeting of GPT Management Holdings must be given in accordance with the Corporations Act. The directors may convene a general meeting whenever they think fit and a meeting may otherwise be convened in accordance with the Corporations Act. While Stapling applies, the directors may convene a meeting of shareholders in conjunction with a meeting of GPT Unitholders and can make the rules of conduct for those meetings.
- **(proxy)**: Shareholders may be present at a meeting in person or by proxy, attorney or representative. Proxy forms must be received by GPT Management Holdings at its registered office or other place specified in the notice of meeting and in the manner specified in the notice of meeting, no less than 48 hours prior to the time for holding the meeting.
- **(quorum)**: A quorum for all matters other than the election of the chairperson and adjournment of a meeting is:
  - 20 shareholders present for a general meeting convened to consider any special resolution;
  - 10 shareholders present for any general meeting convened to consider an ordinary resolution; and
  - two shareholders present if there are any class A or class B shares on issue.
- **(voting)**: Subject to any rights or restrictions attached to any shares or class of shares, each shareholder is entitled to attend and vote at a general meeting of GPT Management Holdings. Unless a poll is demanded, resolutions are decided at a general meeting on a show of hands. Each shareholder present at a general meeting has:
  - on a show of hands, one vote;
  - on a poll, one vote for each fully paid share held and in respect of which the shareholder is entitled to vote; and
  - on a poll, a fraction of a vote for each partly paid share held by the shareholder and in respect of which the shareholder is entitled to vote.

4. DIRECTORS

- **(number of directors)**: The minimum number of directors is three. The maximum number of directors may be fixed by the directors but may not be less than the number of directors in office on the date the determination becomes effective.
- **(appointment and retirement of directors)**: At each general meeting, one third of the directors (rounded to the nearest whole number) and any director who at the conclusion of the meeting will have held office for three or more general meetings since last elected to office (excluding one managing director) must retire from office.
- **(casual vacancy)**: The directors may appoint a director to fill a casual vacancy. Any director (excluding one managing director) so appointed must retire at the next general meeting following his or her appointment.
- **(removal of directors)**: Shareholders may by resolution remove a director from office in accordance with the Corporations Act, and appoint a replacement.
- **(remuneration)**: Directors are entitled to such directors' fees as they determine. However, the total amount or value paid to non-executive directors in any year must not exceed an amount fixed by the directors prior to GPT Management Holdings being admitted to the official list of the ASX and as disclosed in the Prospectus. Fees received by non-executive directors may be either divided between them in agreed proportions and, if they are unable to agree, be divided equally or as a fixed sum for attending each meeting.

Each director is entitled to be paid all travelling and other expenses properly incurred in connection with the affairs of GPT Management Holdings. The directors may arrange for additional payments to be made to a director who performs additional services or exercises any special qualifications or makes any special exertions in connection with GPT Management Holdings' affairs.

At any time after a director dies or otherwise ceases to hold office, the directors may pay, or enter into a contract with that director or his or her legal personal representative, spouse, relative or dependant to pay, a benefit in respect of past services.

The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits for directors, former directors or their dependants.

- **(indemnity and insurance)**: GPT Management Holdings must indemnify and where the directors consider it appropriate enter into a deed indemnifying current and former directors, alternate directors, secretaries, senior managers and employees of:
  - GPT Management Holdings and its wholly-owned subsidiaries; and
  - any related body corporate of GPT Management Holdings, unless the directors decide otherwise (generally or in a particular case),

  on a full indemnity basis and to the extent permitted by law, for all losses, costs, charges and expenses incurred in respect of any conduct or omission as an officer of GPT Management Holdings.

  GPT Management Holdings may, and where the directors consider it appropriate, purchase and maintain insurance or pay or agree to pay a premium for insurance for any liability incurred by a director, alternate director, secretary, senior manager or employee for a liability incurred as an officer of GPT Management Holdings.

5. DIVIDENDS AND CAPITALISATION OF PROFITS

- **(dividends)**: The directors may determine and may pay such interim and final dividends as they consider GPT Management Holdings' financial position justifies and may pay any dividend required to be paid under the terms of issue of a share. No interest is payable in respect of dividends.
- **(dividend reinvestment plan)**: A dividend reinvestment plan, for reinvestment of cash dividends paid by GPT Management Holdings by way of subscription for shares to be issued by GPT Management Holdings, may be implemented and maintained by the directors on such terms as they determine from time to time.
- **(capitalisation of profits)**: Subject to the Listing Rules and any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among shareholders entitled to receive dividends, amounts which form part of the undivided profits, or are profits arising from an ascertained accretion to capital or revaluation of assets, or arise from a realisation of assets, or are otherwise available for distribution as dividends.
- **(winding up)**: If GPT Management Holdings is wound up, the liquidator may with the sanction of a special resolution divide between shareholders the whole or any part of GPT Management Holdings' property and determine how the division is carried out and vest the whole or part of GPT Management Holdings' property in trustees for the benefit of all or any of the members.

Annexure C – Announcements to the ASX

LIST OF ASX ANNOUNCEMENTS SINCE 11 FEBRUARY 2005

ASX Announcement	Date
March quarter distribution	29 April 2005
ACCC not to oppose Westfield acquisition	28 April 2005
Annual report	30 March 2005
GPT investor presentation	21 March 2005
SGP closure of offer for GPT	7 March 2005
Ceasing to be a substantial unitholder from SGP	7 March 2005
Letter to unitholders: distribution advice for December 2004 quarter	20 February 2005
Internalisation investor presentation	17 February 2005
GPT and B&B announce $1 billion global real estate joint venture	17 February 2005
Trading halt	17 February 2005

Annexure D – Description of Material Agreements

1. STAPLING DEED

GPT Management (as Responsible Entity of GPT) and GPT Management Holdings (in its own capacity) have entered into the Stapling Deed. The Stapling Deed sets out various matters in respect of the relationship between the Responsible Entity of GPT and GPT Management Holdings (in its own capacity) whilst GPT Units are Stapled to GPT Management Holdings Shares.

A brief overview of its key terms is set out below.

- **(condition precedent)**: The powers, obligations and liabilities of the parties under the Stapling Deed have no force and effect until the Internalisation by Stapling Resolution is approved and all other conditions precedent to the Stapling are satisfied or waived in accordance with the Internalisation Implementation Agreement;
- **(shares and units Stapled)**: GPT Units and GPT Management Holdings Shares on issue from time to time are Stapled to one another. Each party must not do or refrain from doing anything which would cause GPT Units and GPT Management Holdings Shares to not be Stapled;
- **(restrictions on dealings in GPT Units)**: New RE as responsible entity of GPT must not:
  - issue a GPT Unit unless GPT Management Holdings issues a GPT Management Holdings Share to the same person at the same time and the GPT Unit and GPT Management Holdings Share are Stapled to one another immediately on issue;
  - cancel (whether on repurchase, redemption or otherwise) a GPT Unit unless GPT Management Holdings cancels the GPT Management Holdings Share Stapled to that GPT Unit at the same time;
  - make a call on, forfeit or accept the surrender of any partly paid GPT Unit unless GPT Management Holdings makes a call on, forfeits or accepts the surrender of the partly paid GPT Management Holdings Share Stapled to that GPT Unit;
  - convert GPT Units, or rights to GPT Units, into a larger or smaller number of GPT Units or GPT Unit rights unless GPT Management Holdings converts the GPT Management Holdings Shares Stapled to those GPT Units into the same larger or smaller number of GPT Management Holdings Shares;
  - vary a GPT Unit right so the holder receives a larger or smaller number of GPT Units on exercise or conversion of the unit right, unless GPT Management Holdings varies the GPT Management Holdings Share right Stapled to that GPT Unit right so the holder receives the same larger or smaller number of GPT Management Holdings Shares on exercise or conversion; or
  - agree or offer to do any of the above or invite a person to participate in any of the above transactions unless GPT Management Holdings agrees, offers or invites a person to participate in a corresponding transaction.

  Reciprocal obligations apply to GPT Management Holdings in relation to GPT Management Holdings' Shares;
- **(registers and transfers)**: The parties must maintain a GPT Stapled Securities register and appoint a common registrar. A party must not register any transfer of a GPT Unit or GPT Management Holdings Share unless the other party registers the transfer of the GPT Management Holdings Share or GPT Unit Stapled to the relevant security to the same person at the same time;
- **(un-Stapling)**: The Stapling of GPT Units and GPT Management Holdings Shares terminates on:
  - the Stapling becoming unlawful or prohibited by the *Listing Rules*;
  - the commencement of winding up of GPT or GPT Management Holdings; or
  - the termination of GPT.

  The GPT Constitution and GPT Management Holdings Constitution also provide that un-Stapling could occur with the approval by special resolutions of the GPT Unitholders and GPT Management Holdings Shareholders;
- **(co-operation and consultation)**: The parties must co-operate with each other in relation to all matters relating to the GPT Stapled Securities. These include ensuring that:
  - GPT Stapled Security Holders' meetings are held concurrently or consecutively;
  - the announcement and payment of dividends and distributions are co-ordinated;
  - the parties must use their best endeavours to ensure that, to the extent possible, the boards of New RE and GPT Management Holdings have the same composition;
  - disclosures to the ASX, ASIC and investors are co-ordinated and the parties co-operate with each other to ensure that each party complies with regulatory requirements;
  - the parties co-operate in relation to the preparation of financial statements and other financial reports and information that are required to be publicly disclosed;
  - if the parties appoint separate auditors, the respective auditors must be directed to co-operate with one another in the performance of their audit functions;
  - consistent accounting and valuation standards and policies are applied; and
  - the parties consult with each other about their investment and borrowing policies and any proposed changes to their investment and borrowing policies and the implementation of those investment and borrowing policies;
- **(mutual financial support)**: On request, each party must (and must procure members of its group to) provide financial support to the other party (and members of its group). The financial support may include: providing financial accommodation; incurring financing debt; providing security for financing debt; and entering into any agreement or arrangement (including a negative pledge) in connection with

any financing debt incurred or security provided on such terms as the other party requests.

A party need not do anything under the above provision unless New RE and GPT Management Holdings have the same directors at the time a request for financial support is made. Similarly, a party need not do anything under the above provision to the extent that it:

- is not in the interests of the GPT Stapled Security Holders as a whole;
- would have materially adverse tax implications for GPT Management Holdings (or its controlled entities) or GPT (or its controlled entities); or
- would cause a member of the party's group to contravene or breach applicable laws, listing rules, directions of a government agency, its constitution or any other agreement;

- **(information)**: The parties must co-ordinate the provision of information to GPT Stapled Security Holders and the public. On request, each party must disclose to the other party any information that other party considers necessary or desirable to perform its obligations under the Stapling Deed or any other document, agreement or arrangement relating to the GPT Stapled Securities; and
- **(limit of liability)**: Liabilities arising in connection with the Stapling Deed can be enforced against New RE only to the extent to which they can be satisfied out of the assets of GPT out of which New RE is actually indemnified for the liability.

2. WESTFIELD ASSET SALES DOCUMENTS

On 17 February 2005, GPT Management and Westfield entered into three separate put and call option agreements, under which both parties could exercise their respective put or call option to enter into conditional contracts for sale (**Option Agreements**). Under the contracts for sale, GPT Management will sell to Westfield 50% of GPT's interest in each of the following shopping centres (**Sale Contracts**):

- the shopping centre known as Sunshine Plaza, Horton Parade, Plaza Parade and Maroochydore Superstore Plaza (**Sunshine**);
- the shopping centre known as Woden Plaza and Bonner House and associated land (**Woden**); and
- the shopping centre known as Penrith Plaza, Borec House, Riley Square and Red Cow Land and Shops 1, 2, 3, and 6 Riley and Henry Streets (**Penrith**),

(together, the **Properties**).

The grant of the put and call options under the Option Agreements is subject to and conditional on:

- the Internalisation Resolutions being passed;
- the GPT Independent Directors making a recommendation to GPT Unitholders to vote in favour of the Internalisation Resolutions and not withdrawing or amending that recommendation other than with the approval of Westfield;
- no person acquiring more than 40% of the voting power of GPT;
- no party making a takeover offer for units in GPT or submitting any other proposal which the GPT Independent Directors is in the best interests of the GPT Unitholders to accept in lieu of any or all of the Internalisation Resolutions; and
- for Sunshine, Lend Lease Real Estate Investments Limited (**LLREI**), as responsible entity of APPF, not exercising its pre-emptive rights under the Sunshine Plaza joint ownership agreement with GPT Management.

Set out below is a summary of the key terms of the Sale Contracts:

- **(completion)**: Completion will take place seven days after the date of the Sale Contracts;
- **(inclusions and exclusions)**: All fixtures and chattels, as accepted by Westfield in their present state, are included in the sale. Tenants' fixtures, fittings and furnishings are excluded from the sales;
- **(purchase price)** The purchase prices for the Properties are:
  - Sunshine: $149,325,000;
  - Woden: $242,000,000; and
  - Penrith: $352,450,000.

  The sales under the Sale Contracts for Woden and Sunshine are GST free. There is a chance that the sale under the Sale Contract for Penrith may be partially GST free, in that the sale of only Penrith Plaza and Shops 1, 2, 3, and 6 Riley and Henry Streets will be GST free;
- **(land tax)**: The parties must adjust land tax for the land tax period current at completion of the Sale Contracts on the basis of the amount payable by GPT Management for that land tax period;
- **(possession)**: The Properties are sold subject to the tenancies listed in the tenancy schedules attached to the Sale Contracts, and all other leases or other occupancy rights entered into or arising after the date of the Sale Contracts in respect of any part of the Properties;
- **(leases)**: On completion, GPT Management assigns to Westfield its purchased interests in all the leases on each of the Properties;
- **(maintenance contracts)**: On completion, GPT Management assigns to Westfield its purchased interest in the maintenance contracts which are capable of assignment, and any assignable guarantees relating to those contracts;
- **(assignment of contractor warranties)**: GPT Management assigns to Westfield its purchased interest in the benefit of every assignable warranty relating to the construction of the buildings or the installation of any fixtures;
- **(existing management agreements)**: Three separate existing management agreements are in place for each of the Properties. The manager of each centre under each existing management agreement is Lend Lease Property Management (Australia) Pty Limited, who is responsible for carrying out obligations of GPT Management in respect of any lease in accordance with the terms of the existing management agreements:
  - under the Woden and the Penrith Sale Contracts, GPT Management must terminate the relevant management

agreements at, or soon after, the actual completion date, but no later than 60 days from the actual completion date. GPT Management must pay all costs associated with the purchased interest in the existing management agreements up to and including the actual completion date, and all costs payable under clause 5.2 of the existing management agreements for the existing manager handing over management to a new manager. GPT Management and Westfield, as the new owners of Woden and Penrith, must contribute equally to the costs associated with the existing management agreements for the period after the actual completion date (but excluding costs of termination of the existing management agreement); and

- under the Sunshine Sale Contract, GPT Management must pay all costs associated with the purchased interest in the existing management agreement up to and including the actual completion date, and all costs payable under clause 5.2 of the existing management agreement for the existing manager handing over management to a new manager. GPT Management and Westfield, as the new owners of a 50% interest in Sunshine, must pay 25% each of all the costs associated with the existing management agreement for the period after the actual completion date (but excluding costs of termination of the existing management agreement);

- **(existing development agreements)**: Westfield acknowledges that an existing development management agreement is in place for Penrith with Lend Lease Property Management (Australia) Pty Limited. GPT Management must use reasonable endeavours to procure that the developer complies with its obligations under these development management agreements between the date of the Sale Contract and the actual completion date;
- **(co-ownership, management and development agreements)**: On or prior to the completion of the Woden and Penrith Sale Contracts, GPT Management and Westfield must execute new co-ownership, management and development agreements in the forms attached to the respective Sale Contracts.

  If LLREI waives its pre-emptive rights and Westfield acquires a 25% interest in Sunshine, GPT Management will use its best endeavours to procure the consent of LLREI to appoint a related body corporate of Westfield as the sole manager and developer of Sunshine upon terms substantially in the form of the management agreement and development agreement attached to the Sunshine Sale Contract;
- **(vendor's warranties)**: GPT Management provides a number of warranties in relation to the Properties. The main warranty given by the GPT Management is that, subject to any specified encumbrances and the leases, GPT Management is the owner and registered proprietor of the Properties free of encumbrances and is entitled to enter into the Sale Contracts and sell and convey the relevant interests in the Properties to Westfield in accordance with the terms specified in the Sale Contracts. With respect to the Sunshine and Woden Sale Contracts, GPT Management also warrants that GPT Management is not in breach of its obligations under the relevant crown leases which would entitle the landlord under those crown leases to terminate that lease or seek damages against the tenant;
- **(termination/rescission)**: A party may rescind the Sale Contracts if the other party enters into a scheme or makes any arrangement for the benefit of creditors, an order is made to wind up the other party, a liquidator, administrator or official manager is appointed in respect of the other party, a mortgagee enters into possession of all or a substantial part of the assets of the other party, the other party is deemed by any relevant legislation to be unable to pay its debts, or a receiver, receiver and manager or agent of a mortgagee is appointed to all or a substantial part of the assets of the party;
- **(inter-related contracts and simultaneous completion)**: The Woden and Penrith Sale Contracts are interrelated. Completion of the Woden Sale Contract is conditional on simultaneous completion of the Penrith Sale Contract and vice versa. If the Woden Sale Contract is rescinded, GPT Management or Westfield may rescind the Penrith Sale Contract within five Business Days of the rescission of the Woden Sale Contract, and vice versa. A breach by Westfield or GPT Management of the Penrith Sale Contract is deemed to be a breach by Westfield or GPT Management, respectively, under the Woden Sale Contract and vice versa;
- **(novation of development contracts)**: With respect to the Penrith Sale Contract only, GPT Management must, at its cost, use all reasonable endeavours to novate to Westfield its purchased interest in the development contracts and any assignable guarantees in or pertaining to those contracts. As a condition of completion, Westfield must pay to GPT Management a proportion of the total development costs incurred in respect of the current development of Penrith up to the actual completion date that were not already taken up in the sale price at the time the contracts were entered into;
- **(crown leases)**: Before GPT Management can assign its purchased interest to Westfield, it must obtain consent from the Maroochy Shire Council, and the Minister for Natural Resources and the Minister for Mines in the Sunshine Plaza crown leases and licence. Completion of the Sunshine Sale Contract is conditional on the council's consent and the ministerial consent being granted to GPT Management for the assignment or transfer of the purchased interest of GPT Management in the Plaza Parade crown lease and the Sunshine Plaza crown lease. If the consents are not obtained by 17 February 2007, either GPT Management or Westfield may rescind the Sunshine Option Agreement and Sale Contract.

  The crown lease in respect of Woden is subject to a restriction on transfer under sections 180(2) and/or 167 of the Land Act 1994. Completion of the Woden Sale Contract is conditional on the consent of the ACT Planning and Land Authority being granted to the transfer of Woden in accordance with sections 180(2) and/or 167 of the Land Act 1994. If the consents are not obtained by 17 February 2007, either GPT Management or Westfield may rescind the Woden Option Agreement and Sale Contract;

- **(consent of Lend Lease Real Estate Investments Limited)**: If the consent or approval of LLREI is required under the Sunshine Sale Contract, GPT Management and Westfield must both use all reasonable endeavours to obtain that consent;
- **(retail investor leases)**: Under the Sunshine Sale Contract, GPT Management must use its best endeavours to procure that LLREI takes all necessary steps to remove or transfer to Westfield, GPT Management and LLREI, the retail investor leases, in shares proportionate to their relevant interest in Sunshine. Such removal or transfer of the retail investor leases must take place at completion of the Sunshine Sale Contract;
- **(ANZ ground lease)**: Under the Penrith Sale Contract, GPT Management must, if necessary, take all steps required to remove or transfer to Westfield and GPT Management the ANZ ground lease in shares equal in proportion to their relevant interest in Penrith. Such removal or transfer of the ANZ ground lease must take place at completion of the Penrith Sale Contract;
- **(branding fees)**: Westfield must pay GPT Management branding fees in consideration for GPT Management granting branding rights to Westfield to brand Woden and Penrith as "Westfield" shopping centres.
  Under the Woden Sale Contract, if the net income for Woden is less than the targeted net income for any of the six-month period commencing 1 July 2005, Westfield will pay an instalment of the Woden branding fee as requested by GPT Management. The instalment for the six month period ending 31 December 2005 cannot be more than $750,000, and the maximum aggregate amount payable by Westfield for Woden in respect of branding fees is $3.25 million plus GST.
  Under the Penrith Sale Contract, if the net income for Penrith is less than the targeted net income for any of the six month period commencing 1 July 2005, Westfield will pay an instalment of the Penrith branding fee as requested by GPT Management. The instalment for the six month period ending 31 December 2005 cannot be more than $750,000, and the maximum aggregate amount payable by Westfield for Penrith in respect of branding fees is $3.25 million plus GST;
- **(sale units)**: At completion of the Sunshine Sale Contract, GPT Management must deliver to Westfield a transfer of 25% of the units in the Horton Trust;
- **(GPT Management's limited liability)**: Any liabilities arising under the Sale Contracts can only be enforced against GPT Management to the extent that GPT Management can be satisfied out of the property of the GPT, out of which GPT Management is indemnified from liability. GPT Management cannot be sued (including seeking the appointment of a receiver, liquidator or administrator) in any capacity other than as trustee of GPT; and
- **(Westfield's limited liability)**: Any liabilities arising under the Sale Contracts can only be enforced against Westfield to the extent that Westfield can be satisfied out of the property of the Westfield trust, out of which Westfield is indemnified from liability. Westfield cannot be sued (including seeking the appointment of a receiver, liquidator or administrator) in any capacity other than as trustee of the Westfield trust. No attorney, agent, receiver or receiver and manager appointed can act on behalf of Westfield in a way which exposes Westfield to any liability.

3. CO-OWNERSHIP AGREEMENTS

Co-ownership agreements will be entered into for Woden and Penrith. These agreements will govern the co-ownership of the shopping centres, Westfield Woden Plaza and Westfield Penrith Plaza (**Centres**). Westfield and GPT Management will each be the co-owner of a one half interest as tenant in common in the Centres. The co-owners intend to hold the Centres as investments and are entering into these co-ownership agreements to establish arrangements to provide criteria for continued co-ownership of the Centres.

4. MANAGEMENT AGREEMENTS

Management agreements will be entered into for Woden and Penrith. The agreements govern the management of the following shopping centres:

- Woden which is to be co-owned by GPT Management and Westfield where each has a one half interest as tenant in common; and
- Penrith which is to be co-owned by GPT Management and Westfield where each has a one half interest as tenant in common,

(together the **Management Agreements**).

The Management Agreements appoint a manager to each of the Centres and appoint Westfield Limited to manage the distribution of the funds arising from the operations of the Centres.

With respect to each of the centres, the managers to be appointed are:

- Woden: Westfield Shopping Centre Management Co (ACT) Pty Limited; and
- Penrith: Westfield Shopping Centre Management Co Pty Limited.

5. DEVELOPMENT AGREEMENTS

Development agreements will be entered into for Woden and Penrith. The agreements govern any development work undertaken at Woden or Penrith. If any development work is to be carried out on either of the Centres, Westfield Design and Construction Pty Limited must be appointed as developer and leasing agent.

The development works that will be undertaken include leasing, construction, expansion and refurbishment of the two Centres.

6. JOINT VENTURE TRANSACTION DOCUMENTS

On 17 February 2005, GPT Management (as responsible entity of GPT) and B&BI entered into a Heads of Agreement under which they agreed certain commercial terms relating to the following proposals:

- **(Internalisation)**: The assistance and support of B&BI to enable GPT Management to convene a meeting of GPT Unitholders for the purpose of considering the Internalisation Resolutions;
- **(Joint Venture)**: The formation of the Joint Venture to provide the opportunity for enhanced earnings growth for GPT on a risk

adjusted basis and for acceptable returns on capital for B&BI; and

- **(strategic relationship)**: The establishment of a strategic relationship between B&BI and GPT in relation to the acquisition and sale of property investments, the arranging of funding, the sourcing of opportunities, the provision of development and other services and the creation and management of Australian funds.

GPT Management and B&BI have also entered into a number of agreements to formalise the above proposals as follows:

- **(Joint Venture Framework Agreement)**: Joint Venture Framework Agreement dated on or about 29 April 2005 that governs the formation of the Joint Venture as well as the establishment of a strategic relationship between GPT and B&BI; and
- **(Joint Venture Implementation Deed)**: Joint Venture Implementation Deed dated on or about 29 April 2005 that sets the terms on which the Joint Venture will be implemented by the parties.

An overview of the key terms of the Heads of Agreement, Joint Venture Framework Agreement and the Joint Venture Implementation Deed are set out below:

6.1 Heads of Agreement

In addition to the agreed commercial terms set out above, the key terms of the Heads of Agreement include the following:

- **(Internalisation of management)**: B&BI must assist GPT Management in implementing the Internalisation. B&BI is entitled to recover from GPT Management any reasonable costs incurred in providing such assistance;
- **(termination rights)**: The parties may terminate the Heads of Agreement or any of the other Joint Venture Transaction Documents in a number of circumstances including if it becomes evident that the conditions precedent cannot be satisfied before 30 June 2005 or a person acquires more than 40% voting power in GPT Management or GPT;
- **(parties' obligations)**: The parties must treat the Proposal as a matter of priority and devote all necessary resources to ensure the Proposal is successfully completed. The parties must also undertake negotiations in good faith and use reasonable endeavours to meet the agreed timetable for the implementation of the Proposal. GPT Management, members of the GPT Group and their associates must not actively solicit any competing proposal under which that party may acquire, among other things, a relevant interest or voting power in more than 40% of the issued units in GPT Management, any interest in all or a substantial part of the business or assets of GPT Management, or the GPT Group or otherwise acquire control or merge with GPT Management or the GPT Group from a third party **(Competing Proposal)** it being acknowledged that if a Competing Proposal is put to GPT, the GPT Independent Directors will discharge their fiduciary obligations in considering and fully assessing the benefits of any such Competing Proposal;
- **(break fee)**: A break fee of $15 million will be payable by GPT Management to B&BI if a Competing Proposal is announced or an existing Competing Proposal is varied during the period from 17 February 2005 and the first to occur of the date of the Meeting and 30 June 2005, and if within six months after the date of the announcement of the Competing Proposal, the Competing Proposal has become unconditional or has been implemented, and at that time the Proposal has yet not been approved by the GPT Unitholders.
  A break fee of $2.5 million will be payable by GPT to B&BI if:
  - the Independent Expert gives the opinion that the Proposal was not in the interests of GPT and the GPT Independent Directors did not unanimously recommend the Proposal;
  - the GPT Unitholders do not approve the Proposal;
  - either party terminates the Heads of Agreement; or
  - GPT cannot make all or part of the payment relating to a Competing Proposal as described above;
- **(warranties)**: Each party provides general corporate warranties for the benefit of the other party. B&BI provides further warranties as to the accuracy of information in connection with the assets and net income and acquisition costs relating to the financial model set out in the Heads of Agreement. B&BI's liability for a breach of warranty relating to net income and acquisition costs will not exceed GPT Management's reasonable transaction costs incurred in pursuing the Internalisation up to the time of the breach;
- **(conduct of business)**: Until the time the Seed Assets are acquired by the Joint Venture, each party must not deal with any of the Seed Assets in favour of a third party;
- **(transaction expenses)**: Any costs incurred by B&BI at the prior request or consent of GPT Management, will be payable by the Joint Venture when the Joint Venture Transaction Documents are executed, or by GPT Management if the Heads of Agreement is terminated prior to the formation of the Joint Venture. Other than these circumstances, each party must bear their own transaction costs; and
- **(GPT Management's capacity and liability)**: Liabilities arising in connection with the Heads of Agreement can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT Management, out of which GPT Management is actually indemnified for the liability. However, this limitation will not apply if:
  - GPT Management's indemnification out of GPT's assets is reduced under the GPT Constitution or by operation of law, as a result of the fraud, negligence or breach of trust of GPT or a person referred to in section 601FB(2) of the Corporations Act; or
  - GPT Management failed to exercise any right of indemnity it has under the GPT Constitution in respect of that obligation or liability.

6.2 Joint Venture Framework Agreement

GPT Management Holdings and B&BI have entered into the Joint Venture Framework Agreement on or about 29 April 2005. The Joint Venture Framework Agreement governs the operation of the Joint

Venture and provides a framework for the establishment of Joint Venture Vehicles.

A brief summary of the key terms is set out below.

- **(commercial intentions)**: The parties intend that the Joint Venture will pursue a number of commercial intentions, including:
  - the acquisition and management of property related investments;
  - manage property funds primarily invested in by institutional and wholesale investors in Australia, and as and when opportunities arise, manage externally managed property funds listed on the ASX; and
  - explore the viability of establishing a fund for certain hotel assets and other property related investments to be managed by the Joint Venture.
- **(commercial objectives)**: The commercial objectives of the Joint Venture are to:
  - enable the GPT Group to obtain access to opportunities which have the potential to generate accretive investment income from leveraged property investments generally and operating, trading and development income from real estate globally;
  - provide B&BI a larger source of capital for its property business on terms acceptable to third party investors and GPT Management Holdings;
  - establish a joint platform for the formation of certain Australian property funds; and
  - meet agreed targeted returns.
- **(Joint Venture Implementation Deed)**: The Joint Venture Framework Agreement will not become binding unless and until each of the conditions precedent in the Joint Venture Implementation Deed are satisfied (or waived). The Joint Venture Framework Agreement will terminate if, and be of no force and effect if, the Joint Venture Implementation Deed is terminated.
- **(good faith)**: Each party must act reasonably and in good faith towards the other, perform its obligations having due regard to the objectives of this agreement and co-operate with the other party.
- **(communications)**: The parties must take all reasonable steps to procure that, at all times during the term of this agreement, there are two common non-executive directors on each of their boards.
- **(Joint Venture Vehicle)**: The Joint Venture Framework Agreement contemplates the establishment of joint venture vehicles (**Joint Venture Vehicle**) through which the Joint Venture may acquire and manage certain assets. The parties must contribute equity for the ordinary capital in, and will each have voting rights with respect to each Joint Venture Vehicle determined in accordance with their equity contributions or as otherwise set out in the Joint Venture Framework Agreement. At the time a Joint Venture Vehicle is established, the Joint Venture Committee will determine whether the Joint Venture Committee or the Joint Venture Vehicle itself should manage and control the assets owned by the Joint Venture Vehicle. It is intended that the Seed Assets will be managed and controlled by a Joint Venture Vehicle.
- **(Joint Venture Committee)**: The parties must establish a Joint Venture Committee comprising an equal number of B&BI and GPT key executives. The Joint Venture Committee is responsible for the management and direction of the Joint Venture in a manner consistent with the commercial intentions and objectives of the Joint Venture, which include:
  - managing the business, activities, investments and assets of the Joint Venture (other than any assets owned by a Joint Venture Vehicle that it determines must be managed and controlled by a Joint Venture Vehicle);
  - considering opportunities to be offered to the Joint Venture under the Joint Venture Framework Agreement; and
  - acting as an investment advisory and strategy committee and report to the investment committee of each of the parties on opportunities outside the scope of this agreement that may enhance the returns to, and the value of GPT and B&BI for, the GPT and B&BI securityholders respectively.
- **(decisions and deadlock)**: All decisions of the Joint Venture Committee must be unanimous. If the members are unable to reach agreement within 10 Business Days after the matter is first raised for consideration by the Joint Venture Committee, the parties must notify their respective chairpersons of the dispute. If the dispute is not resolved by the chairpersons within 10 Business Days of it being referred to them, and the matter in dispute is material, then either party may terminate the Joint Venture pursuant to the termination provisions of the Joint Venture Framework Agreement described below.
- **(initial capital contributions)**: The parties will contribute initial capital to the Joint Venture as follows:
  - GPT Management Holdings will invest $900 million as at the JV Completion Date (including in respect of the Seed Assets) consisting of $700 million in Preferred Capital and $200 million in return for 50% of ordinary capital; and
  - B&BI will invest $100 million as at the JV Completion Date (including in respect of the Seed Assets) in return for 50% of ordinary capital.
- **(capital contributions)**: Once the initial capital has been invested, the parties will contribute capital to the Joint Venture as follows:
  - GPT Management Holdings will invest $360 million (including in respect of the Seed Assets not already acquired with the initial capital) consisting of $320 million in Preferred Capital and $40 million in return for 50% of ordinary capital; and
  - B&BI will invest $40 million (including in respect of the Seed Assets not already acquired with the initial capital) in return for 50% of ordinary capital.

In addition to the capital contributions set out above, the parties must contribute capital as and when required by the Joint Venture Committee to acquire property related investments. However, any member of the GPT Group will not be required to contribute capital under the Joint Venture Framework Agreement if the aggregate amount of capital

contributed exceeds the higher of $1.26 billion or 15% of GPT's total assets.

- **(income and capital)**: Unless otherwise determined by the Joint Venture Committee (or Joint Venture Vehicle):
  - all income or profit of a Joint Venture Vehicle must be distributed firstly, in payment of dividends or interest on the Preferred Capital and secondly, the surplus income must be distributed to the relevant B&BI partner and GPT partner in accordance with their equity interests; and
  - all capital must be reinvested in opportunities taken up by the Joint Venture or a Joint Venture Vehicle.
- **(top-up payments)**: If at the end of each six month period between 1 July 2005 and 31 December 2006 certain GPT income targets are not met, then a member of the GPT Group is entitled to receive top-up payments to ensure that its after cost of funds income is no lower than that expected had the Joint Venture invested all of the ordinary capital and Preferred Capital in the Seed Assets and the other assets identified under the Joint Venture Framework Agreement. Such top-up payments will be reduced by any amounts of after cost of funds income that would have been earned in the circumstances set out in the Joint Venture Framework Agreement.
- **(clawback)**: Top-up payments received by GPT are subject to a clawback under which if in any 12 month reporting period ending after 31 December 2006 but before 1 January 2012, if GPT receives distributions from the Joint Venture which exceeds certain thresholds (averaging 18% growth) B&BI is entitled to recover an amount equal to that excess income up to the amount of top-up payments made by it (plus interest at the rate of B&BI's weighted average cost of debt at the time the payment was made) by way of distribution from the Joint Venture (or the applicable Joint Venture Vehicle).
- **(GPT Opportunity)**: Where doing so would not breach any binding agreement entered into before or after the date of the Joint Venture Framework Agreement by any member of the GPT Group, GPT Management Holdings must offer each opportunity (the **GPT Opportunity**):
  - to provide equity capital or mezzanine debt for any property related investment anywhere in the world that any member of the GPT Group is raising non-GPT capital from any person in Australia; or
  - to create and manage any investment fund in Australia (excluding any sub-trusts of GPT holding property investments acquired for GPT from time to time),

  firstly to the Joint Venture (which may refer the opportunity to a Joint Venture Vehicle), and if the Joint Venture does not accept the offer, to B&BI before the opportunity can be offered to a third party. A GPT Opportunity taken up by a Joint Venture Vehicle will be identified as a **GPT Asset**.
- **(B&B Opportunity)**: Where doing so would not breach any binding agreement entered into before or after the date of this agreement by any member of the B&BI Group, B&BI must offer each opportunity (the **B&B Opportunity**):
  - to acquire any property related investment in Australia which any member of the B&BI wishes to sell;
  - to provide equity capital or mezzanine debt for any property related investment anywhere in the world, that any member of the B&BI Group is raising non-B&BI capital from any person in Australia; or
  - to create and manage any investment fund in Australia,

  firstly to the Joint Venture (which may refer the opportunity to a Joint Venture Vehicle), and if the Joint Venture does not accept the offer, to GPT Management Holdings before the opportunity can be offered to a third party. A B&BI Opportunity taken up by a Joint Venture Vehicle will be identified as a **B&B Asset**.
- **(other opportunities)**: Each of the GPT Group and the B&BI Group will be free to acquire, manage, develop or arrange financing for any property related investments anywhere in the world, other than a GPT Opportunity or B&BI Opportunity respectively. The Joint Venture may also source opportunities itself.
- **(advisory fees)**: Any opportunity offered to, or acquired by, the Joint Venture or Joint Venture Vehicle must be at market value. Except for the Seed Assets, if a party has secured or acquired an opportunity for the Joint Venture at a price:
  - less than its market price (the **Acquisition Price**), the Joint Venture may acquire that opportunity for the Acquisition Price and that party is entitled to an advisory fee equal to the difference between the market value and the Acquisition Price (provided that such fees do not exceed 5% of the Acquisition Price); or
  - equal to its market price, that party will be entitled to advisory fees not exceeding 1% of the market value.
- **(pre-emptive rights)**: If the Joint Venture or Joint Venture Vehicle proposes to sell a GPT Asset, the Joint Venture must first offer to sell that asset to GPT Management Holdings and if this offer is not accepted, the Joint Venture must offer to sell it to B&BI before it may sell it to any third party. If the Joint Venture or Joint Venture Vehicle proposes to sell a B&B Asset, the Joint Venture must offer to sell that asset to B&BI and if this offer is not accepted, the Joint Venture or Joint Venture Vehicle must offer to sell it to GPT Management Holdings before it may sell it to any third party. Any offers to third parties must be on market and for the best price available.
- **(Termination)**: Either party may terminate the Joint Venture Framework Agreement at any time if a material breach occurs or if they are unable to resolve a dispute on a material matter. GPT Management Holdings can terminate if: there is a change in control in relation to Babcock & Brown and B&BI; its capital contribution has not been fully invested in the Joint Venture within three years of establishment; the Preferred Coupon has not been earned over a cumulative period of two financial years; or GPT Management Holdings has not earned a total internal rate of return on its capital invested in the Joint Venture of 10.0% over a cumulative period of three years. B&BI can terminate if: except as a result of Internalisation, the Responsible Entity of GPT is removed or replaced or there is a change in control of the Responsible Entity of GPT, GPT or GPT Management Holdings; or the Joint Venture Committee or Joint Venture Vehicle has declined 30% (by value or number)

of opportunities recommended by B&BI that meet the prescribed investment strategy over any three year period.

A party seeking to terminate the Joint Venture Framework Agreement must first provide written notice to the other party setting out details of the termination event, and negotiate in good faith for a period of 14 days in a genuine attempt to reach agreement with the other party.

- **(consequences of termination)**: If the Joint Venture Framework Agreement is terminated, GPT Management Holdings and B&BI will immediately cease to be bound by the obligations to make first offers of opportunities (provided that any existing written commitments between the parties will remain in force until the relevant acquisition has been completed) and the Joint Venture must be wound up.
- **(winding up procedure)**: If the Joint Venture is to be wound up, the Joint Venture must offer to sell the GPT Assets and the B&BI Assets in accordance with the pre-emptive rights provisions set out above.

  If the Joint Venture is terminated at any time before 30 June 2008 and is wound up, the proceeds of realisation from its assets will be applied as follows: firstly to the relevant GPT Group member, the return of all Preferred Capital and any unpaid Preferred Coupon; secondly to GPT Management Holdings and B&BI in proportion to the amounts actually contributed on ordinary capital; thirdly to B&BI (if applicable) up to any top-up payments made under this agreement (plus interest); fourthly to B&BI until it has received the return of all its capital, and fifthly the balance (if any) to the parties in equal shares.

  If the Joint Venture is terminated after 30 June 2008 and is wound up, the proceeds from the realisation of assets will be applied as follows: firstly to the relevant GPT Group member, the return of all Preferred Capital and any unpaid Preferred Coupon; secondly to B&BI (if applicable) up to any top-up payments made under the Joint Venture Framework Agreement (plus interest); and thirdly the balance (if any) to the parties in equal shares.
- **(other obligations)**: Where the Joint Venture Committee considers it desirable, the Joint Venture (or a Joint Venture Vehicle) may enter into arrangements to provide GPT Management Holdings with corporate or administrative support in order to manage the GPT Group. In addition, the parties will ensure that the most appropriate employees and systems are made available to the Joint Venture or any Joint Venture Vehicle.

6.3 Joint Venture Implementation Deed

The Joint Venture Implementation Deed was signed on or about 29 April 2005 by GPT Management and B&BI and sets out the steps to be taken by GPT Management (as the then responsible entity of GPT) and B&BI in order to implement the Internalisation, the Stapling and the Joint Venture.

A brief summary of the key terms is set out below:

- **(conditions precedent)**: Certain conditions must be satisfied before the Internalisation and Stapling can be implemented. The conditions precedent relate to licensing, regulatory approvals, the passing of resolutions, absence of a superior proposal, there being no material adverse event, and no material change in the voting power of GPT or GPT Management.
- **(GPT's obligations)**: To ensure implementation of the Internalisation and Stapling, GPT Management must convene a special meeting and lodge a notice of change of responsible entity if a new Responsible Entity is nominated. It must also implement the Full Staple, or Quasi-Staple, depending on which structure is approved by GPT Unitholders.
- **(B&BI's obligations)**: B&BI must provide GPT with certain information and, at the request of GPT and on a costs recovery basis, GPT or the New RE with transitional services from the period commencing on the date of the Meeting and ending 12 months later.
- **(promotion of proposal)**: B&BI and the GPT Group must promote and canvass GPT Unitholder support for the Proposal.
- **(competing proposal)**: If a Competing Proposal is announced, GPT Management may postpone the Meeting by notice to the GPT Unitholders if the GPT Independent Directors consider that a postponement is in the best interest of the GPT Unitholders.
- **(no disposal)**: From the date of the Joint Venture Implementation Deed until the date that the Joint Venture Transaction Documents become effective or the earlier termination of the Joint Venture Implementation Deed, the Babcock & Brown Group must not dispose of any of the Seed Assets to a third party.
- **(mechanics of completion)**: As soon as reasonably practicable after the Joint Venture Completion Date, B&BI must prepare a consolidated statement of financial position and statement of financial performance for European Property Joint Venture Sarl as at the Joint Venture Completion Date, and a statement of the final distribution amount. These statements must be audited by PricewaterhouseCoopers (**Auditor**). The Auditor must report to the parties that no adjustments need to be made to the Joint Venture completion financial statements and the statement of the final distribution amount, or that these statements do need to be adjusted (in which case the Auditor must set out the adjustments that need to be made and must provide its calculation of the final distribution amount).
- **(disputed completion adjustments)**: If the Auditor's report is disputed by either party, the party may give a notice to the other party setting out the details of each matter in dispute, a separate dollar value for each of those matters, and full details of the reasons why each of those matters is disputed. The other party must deliver a response within 15 Business Days, or the Joint Venture completion financial statements or the calculation of the final distribution amount will be amended in accordance with the dispute notice of the disputing party. If the dispute is not resolved within 15 Business Days of the delivery of the response to the disputing party, the dispute must be submitted for determination to an expert. The expert must be selected by agreement of the parties or, failing agreement, by the President of the Institute of Chartered Accountants of Australia (New South Wales Division). The expert's final determination must be provided to the parties no later than

20 Business Days after receipt of the submissions.

- **(termination)**: If certain conditions precedent are not satisfied by 30 June 2005 (the JV Completion Date) or the GPT Independent Directors publicly announce that they no longer recommend, and will cease to support, the Internalisation and Stapling, GPT or Babcock & Brown can terminate the Joint Venture Implementation Deed by giving written notice to the other party. Notwithstanding anything else in the Joint Venture Implementation Deed, the Joint Venture Implementation Deed terminates automatically if the Internalisation is not approved by the GPT Unitholders by the requisite majority.
- **(transaction expenses)**: Each party must meet its own costs arising out of the preparation, execution and implementation of the Joint Venture Implementation Deed, other than the costs incurred by the Babcock & Brown Group at the prior request of GPT Management. These costs will be paid by either the Joint Venture or GPT if this Joint Venture Implementation Deed is terminated prior to the formation of the Joint Venture.
- **(break fee)**: If a Competing Proposal is announced during the period from date of the Joint Venture Implementation Deed and the first to occur of the date of the Meeting and the JV Completion Date, and if within six months after the date of the announcement, the competing proposal has become unconditional or has been implemented, and at that time the Internalisation and/or Stapling has yet not been approved by GPT Unitholders or the Meeting has not been convened or the GPT Independent Directors do not unanimously recommend the Proposal (or withdraw their recommendation), or the GPT Independent Directors publicly recommended that a competing proposal was in the interests of GPT, then GPT Management must pay a break fee of $15 million to B&BI (**Payment One**). If the Proposal is not implemented because it has not been approved, the Meeting was not convened, the Independent Expert gave an opinion that the Proposal was not in the best interests of GPT and the GPT Independent Directors fail to unanimously recommend the Proposal, either party terminates the Joint Venture Implementation Deed or GPT Management has not paid Payment One to B&BI, GPT Management must then pay a break fee of $2.5 million to B&BI.
- **(limitation of liability)**: Except in the case of fraud, negligence or breach of trust, any liability arising under the Joint Venture Implementation Deed can only be enforced against GPT Management only to the extent that they can be satisfied out of the assets of GPT Management from which GPT Management is actually indemnified for the liability.

7. SUBSCRIPTION AGREEMENT

On or about 29 April 2005, GPT Management Holdings and MIA Services Pty Limited (**MIA**) entered into an agreement under which GPT Management Holdings agreed to purchase from MIA the shares (**Shares**) in Australian Diversified Funds Management Limited (**ADFML**).

A brief summary of the key terms is set out below:

- **(conditions precedent)**: Completion will take place one Business Day after the Meeting (the Completion) and is conditional upon approval of the Proposal by GPT Unitholders. If this approval is not obtained by 30 December 2005, then either party may terminate this agreement;
- **(purchase price)**: GPT Management Holdings must pay MIA a total of $89,000 in consideration for the Shares. GPT Management Holdings has paid $16,000 upon entering into this agreement and is required to pay the balance on Completion;
- **(MIA's obligations prior to Completion)**: MIA must:
  - not deal with or part with possession of any Share or create an interest by way of a mortgage or otherwise, over any Share, except in favour of GPT Management Holdings;
  - ensure that ADFML does not conduct business, vary its capital structure, declare a dividend, amend its constitution or enter into any contract that may affect MIA's ability to comply with its obligations, or GPT Management Holdings' rights, under this agreement;
  - co-operate with GPT Management Holdings in any matter reasonably required by it before Completion;
  - co-operate with GPT Management Holdings before and after Completion in relation to any dealing with ASIC for the purpose of changing ADFML's name; and
  - if an Australian Financial Services Licence (**AFSL**) has not been obtained by ADFML prior to the date of this agreement, MIA must use all reasonable endeavours to procure that ASIC grants ADFML an AFSL enabling ADFML to be appointed as the new responsible entity of GPT following the Meeting;
- **(GPT Management Holdings' obligations prior to Completion)**: At least one Business Day before Completion, GPT Management Holdings must give MIA a notice setting out details relating to the removal and appointment of the directors, secretaries and public officers and the name and address of the new registered office of ADFML;
- **(MIA's obligations on Completion)**: On Completion, MIA must convene a meeting of the ADFML board at which the changes set out in the notice detailed above are to be implemented, and the transfer of the shares in ADFML is to be approved. On this date, MIA must deliver the following to GPT Management Holdings:
  - the books, records and AFSL of ADFML;
  - signed copies of the consultancy agreements entered into by Brendan Howell and James McNally and MIA; and
  - duly executed instruments of transfer of the shares, requisite share certificates, and evidence that the shares have been transferred unencumbered;
- **(power of attorney)**: MIA must grant a power of attorney in favour of GPT Management Holdings authorising ADFML to do everything necessary or desirable in connection with the Shares including the transfer of the Shares, exercise of any rights relating to the Shares and receipt of any entitlements in respect of the Shares. This power of attorney is effective from Completion until the Shares are registered in the name of GPT Management Holdings;
- **(MIA's warranties)**: MIA warrants that the information provided in the disclosure material in this agreement is accurate and contains all the information necessary for GPT

Management Holdings to ascertain the value of the Shares. MIA also warrants that ADFML does not conduct and has never conducted any business or trade and that its sole activity has involved making an application to ASIC for an AFSL. In relation to the Shares, MIA warrants that:

- it is, and will be at Completion, the beneficial unencumbered owner of the Shares;
- the Shares comprise all of the issued share capital in ADFML; and
- no person is entitled to call for the issue of any Shares or other securities of ADFML;

- **(indemnity)**: MIA indemnifies GPT Management Holdings in relation to the above warranties; and
- **(GPT Management Holdings' limited liability)**: Any liabilities arising under this agreement can only be enforced against GPT Management Holdings to the extent to which it can be satisfied out of the assets of GPT. This limitation will not cover situations where the liability arises as a result of fraud, negligence or breach of trust by GPT Management Holdings.

Company - GPT RE Limited
File No 34819

GPT General Property Trust
Notice of Meeting



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Notice is given that a meeting of unitholders of General Property Trust (ARSN 090 110 357) will be held at:

Time: 11am

Date: 2 June 2005

Place: Shangri-La Hotel, 176 Cumberland Street, Sydney, New South Wales

This notice is issued by GPT Management Limited (ACN 000 335 473) as responsible entity of General Property Trust.

Business of the Meeting

To consider and, if thought fit, to pass the following resolutions:

Resolution 1: **Appointment of new responsible entity**

To consider and, if thought fit, pass the following ordinary resolution:

*"**THAT** Australian Diversified Funds Management Limited (ACN 107 426 504) be appointed as the new responsible entity of General Property Trust."*

Resolutions 1 and 2 are interconditional on each of those Resolutions being approved by the required majorities.

The Independent Directors of GPT Management Limited consider that Resolution 1 is in the best interests of GPT Unitholders and recommend that you vote in favour of Resolution 1. For discussion of the reasons for approving Resolution 1 see Sections 2.2, 4 and 11.2 of the Explanatory Memorandum.

The remaining directors of GPT Management Limited are all non-independent directors and do not consider it appropriate to make a recommendation to GPT Unitholders in respect of Resolution 1.

Resolution 2: **Approval of Loan**

To consider and, if thought fit, pass the following ordinary resolution:

*"**THAT**, subject to the approval of Resolution 1, Australian Diversified Funds Management Limited (ACN 107 426 504) be authorised to take all steps (including making the interest-free loan of up to $300 million to PT Limited (ACN 004 454 666), the trustee of GPT Management Company Trust) to give effect to the Internalisation by Establishment as described in the Notice of Meeting and Explanatory Memorandum dated 2 May 2005."*

Resolutions 1 and 2 are interconditional on each of those Resolutions being approved by the required majorities.

The Independent Directors of GPT Management Limited consider that Resolution 2 is in the best interests of GPT Unitholders and recommend that you vote in favour of Resolution 2. For discussion of the reasons for approving Resolution 2 see Section 11.3 of the Explanatory Memorandum.

The remaining directors of GPT Management Limited are all non-independent directors and do not consider it appropriate to make a recommendation to GPT Unitholders in respect of Resolution 2.

Resolution 3: **Amendments to Constitution to permit Stapling**

To consider and, if thought fit, pass the following special resolution:

*"**THAT**, subject to the approval of Resolutions 1 and 2, the constitution of General Property Trust be amended in accordance with the 25th Supplemental Deed Poll in the form tabled at the Meeting and signed by the Chairman of the Meeting, with effect from the date the amended constitution is lodged with the Australian Securities and Investment Commission."*

Resolution 3 will not be put forward for GPT Unitholder vote if Resolutions 1 and 2 are not approved.

The Independent Directors of GPT Management Limited consider that Resolution 3 is in the best interests of GPT Unitholders and recommend that you vote in favour of Resolution 3. For discussion of the reasons for approving Resolution 3 see Sections 5 and 11.4 of the Explanatory Memorandum.

The remaining directors of GPT Management Limited are all non-independent directors and do not consider it appropriate to make a recommendation to GPT Unitholders in respect of Resolution 3.

Resolution 4: **Amendments to Constitution for accounting purposes**

To consider and, if thought fit, pass the following special resolution:

"THAT, the constitution of General Property Trust be amended in accordance with the 26th Supplemental Deed Poll in the form tabled at the Meeting and signed by the Chairman of the Meeting, with effect from the date the amended constitution is lodged with the Australian Securities and Investment Commission."

Resolution 4 will be put forward irrespective of whether Resolutions 1, 2 or 3 are approved.

The directors of GPT Management Limited consider that Resolution 4 is in the best interests of GPT Unitholders and recommend that you vote in favour of Resolution 4. For discussion of the reasons for approving Resolution 4 see Section 11.4(c) of the Explanatory Memorandum.

Background information

An "ordinary resolution" is a resolution passed:

- on a show of hands, by a majority of GPT Unitholders at the Meeting; or
- on a poll, by at least 50% of the votes cast by GPT Unitholders entitled to vote on the resolution.

A "special resolution" is a resolution passed by at least 75% of the votes cast by GPT Unitholders entitled to vote on the resolution.

Notes

Explanatory Memorandum
This Notice of Meeting should be read in conjunction with the Explanatory Memorandum. The Explanatory Memorandum contains an explanation of the resolutions and further information about the Internalisation and the Stapling including the anticipated key benefits and possible disadvantages of the Internalisation and the Stapling as they relate to GPT Unitholders to enable you to make an informed decision as to how to vote on the resolutions.

Unless otherwise defined in this Notice of Meeting, terms used in the Notice of Meeting have the same meaning as set out in Section 14 of the Explanatory Memorandum.

Voting Entitlement
All holders of ordinary units appearing in the GPT register of GPT Unitholders at 7pm (Sydney time) on 31 May 2005 are entitled to attend and vote at the Meeting.

If you have any questions or would like a copy of the existing GPT Constitution, please contact the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia), between 8am and 5pm (Sydney time) Monday to Friday.

How do You Exercise your Right to Vote?
The vote on each resolution will be decided on a poll in accordance with the Corporations Act. Each GPT Unitholder present in person or by proxy has one vote for every dollar of the total interest they have in GPT. The value of a GPT Unitholder's total interest in GPT will be calculated by reference to the last sale price of GPT Units on the ASX on 31 May 2005.

Jointly Held GPT Units
If your GPT Units are jointly held, only one of the joint holders is entitled to vote. If more than one GPT Unitholder votes in respect of jointly held units, only the vote of the GPT Unitholder whose name appears first in the register will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals
If you plan to attend the Meeting, we ask that you arrive 30 minutes prior to the time designated for the Meeting so that we may check the value of your GPT Units against the register of GPT Unitholders and note your attendance.

For catering purposes, if you propose to attend the Meeting, please telephone the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia) prior to 28 May 2005.

Corporations
In order to vote at the Meeting (other than by proxy), a corporation that is a GPT Unitholder must appoint a person to act as its representative. The appointment must comply with section 253B of the Corporations Act. The representative must bring to the Meeting evidence of his or her appointment, including any authority under which it was signed.

Voting by Proxy
If you cannot or do not wish to attend the Meeting, you may appoint a proxy to attend and vote for you. The proxy does not need to be a GPT Unitholder. If you appoint two or more proxies, you must specify the proportion or number of votes that each proxy is entitled to exercise.

Company - GPT RE Limited
File No 34819

Proxies should be completed and returned by no later than 7pm on 31 May 2005.

To ensure that all GPT Unitholders can exercise their right to vote on the resolutions, a Proxy Form is enclosed together with a reply paid envelope. You can lodge the proxy by sending it in the reply paid envelope or otherwise posting, delivering or faxing it to the Unitholder Registry (see the Corporate Directory for details). The Proxy Form tells you what you need to do.

Any undirected proxies in favour of the Chairman will be voted "FOR" on each resolution.

Voting Exclusion

GPT Management and its associates will disregard:

- on each resolution, any votes cast by GPT Management and its associates where they are voting their interests in the resolution other than as a GPT Unitholder (unless voting as proxies in the way specified in their appointments); and
- on each resolution, any votes cast by any person excluded from voting by any provision of the Corporations Act.

James Coyne
Company Secretary
GPT Management Limited
(ACN 000 335 473)

2 May 2005

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Company - GPT RE Limited
File No 34819

CORPORATE DIRECTORY

General Property Trust
ARSN 090 110 357
ABN 58 071 755 609

Responsible Entity of GPT
GPT Management Limited
ABN 94 000 335 473
AFS Licence No. 250126

Registered Office
Level 4, 30 The Bond
30 Hickson Road
Millers Point NSW 2000

Directors of Responsible Entity of GPT
Peter Joseph OAM (Chairman)
Eric Goodwin
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy AO

Secretary
James Coyne

Mail to:
GPT Unit Registry
Locked Bag A14
Sydney South NSW 1235

GPT Unitholder Information Line
Within Australia: 1800 350 150
Outside Australia: +61 2 9278 9045

Unitholder Registry
ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
Sydney NSW 2000
Fax: +61 2 9287 0309

Solicitors to the Responsible Entity of GPT
Allens Arthur Robinson
The Chifley Tower
2 Chifley Square
Sydney NSW 2000

Auditors
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 2000

Tax Advisers to the Responsible Entity of GPT
Greenwoods & Freehills Pty Limited
Level 35, MLC Centre
19-29 Martin Place
Sydney NSW 2000

Project managed and produced by ID Associates Designed by Precinct

GPT

File No 34819

GPT

General Property Trust **Financial Services Guide - GPT Management Limited ABN 94 000 335 473**

Australian Financial Services Licence Number 250126

This Financial Services Guide was prepared on 2 May 2005

This Financial Services Guide (**FSG**) is an important document. It contains information about GPT Management Limited (**GPT Management, we** or **us**) to help you to decide whether to use the financial services we provide.

This FSG is not intended for persons who are wholesale clients for the purposes of the Corporations Act 2001 and references in it to you and your are references to clients who are retail clients. This FSG also contains information about:

- the services we are authorised to provide and the types of products we are authorised to offer under our Australian Financial Services Licence;
- how we (and other relevant persons) may be remunerated for the services;
- details of any potential conflicts of interest; and
- our complaints handling procedures and how you can access them.

When we offer to issue or issue interests in a registered managed investment scheme we will also provide you with a Product Disclosure Statement or other disclosure document, as required by law. The Product Disclosure Statement will contain information about the particular product, such as the features, fees, benefits and risks associated with that product, to assist you in making an informed decision and in order for us to comply with our legal obligations.


www.gpt.com.au

1. WHO ARE WE AND HOW CAN YOU CONTACT US?

The financial services referred to in this FSG are provided by GPT Management. You can contact us in the following ways:

Mail: c/o ASX Perpetual Registrars Limited
Level 8, HSBC Centre, 580 George Street
Sydney NSW 2000
Telephone: 1800 025 095
Fax: (02) 9287 0303

GPT Management is licensed under the Corporations Act to provide the financial services. Our Australian Financial Services Licence Number is 250126.

We are a wholly owned subsidiary of Lend Lease Corporation Limited (ABN 32 000 226 228).

2. WHAT FINANCIAL SERVICES ARE WE AUTHORISED TO PROVIDE?

GPT Management is authorised to provide the following financial services to both retail and wholesale clients:

(a) provide general financial product advice for the following classes of financial products:
- (i) interests in managed investment schemes excluding investor directed portfolio services; and
- (ii) securities; and

(b) deal in a financial product by:
- (i) issuing, applying for, acquiring, varying or disposing of a financial product in respect of the following classes of financial products:
  - (A) derivatives;
  - (B) debentures, stocks or bonds issued or proposed to be issued by a government;
  - (C) interests in managed investment schemes excluding investor directed portfolio services; and
  - (D) securities; and
- (ii) applying for, acquiring, varying or disposing of a financial product on behalf of another person in respect of the following classes of products:
  - (A) deposit and payment products limited to:
    - (1) basic deposit products;
    - (2) deposit products other than basic deposit products;
  - (B) derivatives;
  - (C) general insurance products;
  - (D) debentures, stocks or bonds issued or proposed to be issued by a government;
  - (E) interests in managed investment schemes excluding investor directed portfolio services; and
  - (F) securities; and

(c) operate the following kinds of registered managed investment schemes (including the holding of any incidental property) in its capacity as responsible entity:
- (i) schemes which only hold the following types of property:
  - (A) derivatives;
  - (B) direct real property; and
  - (C) financial assets.

3. WHO DO WE ACT FOR WHEN PROVIDING THE AUTHORISED SERVICES?

GPT Management is responsible for the financial services we provide to you.

4. REMUNERATION (INCLUDING COMMISSIONS) AND OTHER BENEFITS RECEIVED

GPT Management is entitled to receive certain fees from General Property Trust (**GPT**). These fees consist of a base management fee of 0.40% per annum of gross assets and a performance component, if applicable, of 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fees which are deducted from GPT each six months (on the same days that the distribution entitlements are paid to unitholders) are capped at 0.275% of the gross assets of GPT. GPT Management will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period.

All GPT Management employees and directors are remunerated by salary and do not directly receive any commission or fees in respect of the authorised services. GPT Management employees may also receive bonuses based on performance (which have a discretionary component but also include a range of financial indicators).

5. ASSOCIATIONS WITH OR RELATIONSHIPS WITH THE ISSUERS OF ANY FINANCIAL PRODUCTS

There are no associations or relationships with issuers of financial products which would influence GPT Management in providing any of the financial services.

6. HOW DO YOU PROVIDE US WITH INSTRUCTIONS?

You can generally give us instructions by using the contact details set out on the previous page of this FSG.

7. WHAT SHOULD YOU DO IF YOU HAVE A COMPLAINT?

GPT Management has a formal complaints handling procedure in place.
If you have an enquiry or complaint please contact us.
We are a member of the Financial Industry Complaints Service Limited (**FICS**).
If, after giving us the opportunity to resolve your complaint, you do not feel that it has been resolved satisfactorily, you may direct your concerns to FICS.

The contact details for FICS are as follows:

Financial Industry Complaints Service (FICS)
PO Box 579
Collins St West
Melbourne VIC 8007
www.fics.asn.au
Fax: (03) 9621 2291
Phone: 1300 78 08 08

The Australian Securities and Investments Commission also has a free call information line (1300 300 630) and you can call this number to obtain further information about your rights or to make a complaint.

GPT

GENERAL PROPERTY TRUST

ARSN 090 110 357

Responsible Entity: GPT Management Limited ABN 94 000 335 743

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: 1800 025 095
Facsimile: (02) 9287 0309
ASX Code: GPT
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

APPOINTMENT OF PROXY

For your vote to be counted this form should be completed in accordance with the instructions overleaf and must be received by ASX Perpetual Registrars no later than 7.00 pm, Tuesday, 31 May 2005.
If you propose to attend and vote at the Meeting of Unitholders, please bring this form with you.
This will assist in registering your attendance.

I/We being a member(s) of General Property Trust and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered unitholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Meeting of Unitholders of General Property Trust to be held at 11.00 am on Thursday, 2 June 2005 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the unit registry. Proxies will only be valid and accepted by the General Property Trust if they are signed and received in the Registrar's office no later than 7.00 pm on Tuesday, 31 May 2005.

Should you desire to direct your proxy how to vote on the resolutions please insert X in the appropriate box below.

	For	Against	Abstain*
Resolution 1 Appointment of new responsible entity *Resolutions 1 and 2 are each interconditional on each of those Resolutions being approved*	☐	☐	☐
Resolution 2 Approval of Loan *Resolutions 1 and 2 are each interconditional on each of those Resolutions being approved*	☐	☐	☐
Resolution 3 Amendments to Constitution to permit Stapling *Resolution 3 will not be put forward for GPT Unitholder vote if Resolutions 1 and 2 are not approved.*	☐	☐	☐
Resolution 4 Amendments to Constitution for accounting purposes *Resolution 4 will be put forward irrespective of whether Resolutions 1, 2 or 3 are approved.*	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

B **SIGNATURE OF UNITHOLDERS – THIS MUST BE COMPLETED**

Unitholder 1 (Individual)	Joint Unitholder 2 (Individual)	Joint Unitholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the unitholder. If a joint holding, either unitholder may sign. If signed by the unitholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the unitholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a unitholder (including your name, address and details of the units you hold) to be included in the public register of the entity in which you hold units. Information is collected to administer your unitholding and if some or all of the information is not collected then it might not be possible to administer your unitholding. Your personal information may be disclosed to the entity in which you hold units. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.asxperpetual.com.au).

GPT PRX041

HOW TO COMPLETE THIS PROXY FORM

1. Appointing a Proxy

To appoint the Chairman of the Meeting as your proxy you should mark the "Chairman of the Meeting" box next to Section "A". To appoint another person or body corporate as your proxy you must write that person's or body corporate's name in the box next to Section "A". Your proxy does not need to be a unitholder in the Trust. If you leave this section blank the Chairman of the Meeting will be your proxy. If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the *Corporations Act 2001* (Cth), and provide satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

2. Directions to your Proxy

You may direct your proxy how to vote by marking one of the boxes next to the relevant resolutions. You may also indicate that only a portion of voting rights are to be voted on any resolution by inserting the percentage or number of units you wish to vote in the appropriate box or boxes next to the resolutions.

If you do not mark any of the boxes on a given resolution, your proxy may vote as the proxy chooses. If you mark more than one box on a resolution your vote on that resolution will be invalid.

If the Chairman of the Meeting is your proxy and you have not directed the Chairman how to vote, the Chairman will vote in favour of all resolutions on your behalf.

3. Lodgement of this Proxy

This Proxy Form (and the original or certified copy of any Power of Attorney under which it is signed) must be received at an address given below no later than 7.00 pm (Sydney time) on Tuesday, 31 May 2005. Any proxy form received after that time will not be valid.

Documents may be lodged by using the reply paid envelope or by posting, delivering or faxing the documents to the registry at:

ASX Perpetual Registries Limited
Level 8
580 George Street
Sydney NSW 2000

Locked Bag A14
Sydney South NSW 1235

Facsimile: (02) 9287 0309

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement
for the quarter ended 31 March 2005

29 April 2005

GENERAL PROPERTY TRUST – March Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 31 March 2005.

(a) Distribution – Ordinary Units

A distribution for the three months ended 31 March 2005 of 5.7 cents per General Property Trust unit will be paid by the Trust on 20 May 2005 (the distribution for the three months ended 31 March 2004 was 5.4 cents per unit and the distribution for the three months ended 31 December 2004 was 5.6 cents per unit).

(b) Income Tax Deferred Component – Ordinary Units

The distribution advice for the March quarter will advise that 2.916862 cents is not subject to income tax in the current tax year for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 10 May 2005 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 31 March 2005, payable on 20 May 2005.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

BABCOCK & BROWN

Sydney Melbourne Brisbane San Francisco San Diego New York Greenwich London Munich Dublin Madrid Paris Milan Johannesburg Hong Kong Tokyo Kuala Lumpur Shanghai

21 March 2005

ASX Announcement

GPT Investor Presentation

Please see the attached presentation, which will be shortly delivered to General Property Trust ("GPT") investors by Babcock & Brown and GPT.

Ends

Media Inquiries:

Phil Green

Michael Maxwell

David Ross

Phone: +61 2 9229 1800

About Babcock & Brown
http://www.babcockbrown.com

Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments. Babcock & Brown was founded in 1977 and is listed on the Australian Stock Exchange.

Babcock & Brown operates from 18 offices across Australia, the United States, Europe, Asia and Africa and has more than 440 employees worldwide. Babcock & Brown has five operating divisions including real estate, infrastructure and project finance, operating leasing, structured finance and corporate principal investment and funds management.

Presentation

Overview of European Market and Joint Venture Opportunities

Agenda

1. Rationale for the Joint Venture – Strategy and Business Plan
   (*Nic Lyons, Chief Executive Officer - GPT*)

2. Overview of Babcock & Brown & Global Real Estate Activities
   (Michael Maxwell, Global Head of Real Estate - Babcock & Brown)

3. Review of European Market Characteristics
   (Martin Rey, Head of European Operations - Babcock & Brown)

4. Portfolio Overview & Discussion
   (Martin Rey, Christian Terberger and Artus Pourroy – members of Babcock & Brown's German Real Estate Team)

Section 1

Rationale for the Joint Venture – Strategy and Business Plan

1. Rationale for Joint Venture

- GPT's objectives in reviewing alternatives
  - An independent GPT (investor choice, retain control premium)
  - Contemporary structure (internally managed)
  - Immediate access to an earnings "growth engine"
- JV with Babcock & Brown delivers two new "growth" asset classes for GPT
  - Global Real Estate opportunities (10 – 15% of GPT's asset base)
  - Real Estate Funds Management
- Powerful combination
  - GPT's asset and funds management expertise
  - Babcock & Brown's global asset sourcing and structuring expertise

1. Rationale for Joint Venture

Global Real Estate

- Why Global Real Estate?
  - More attractive opportunities in strong markets
    - Liquidity
    - Scale and availability
    - Higher risk adjusted return
  - Australian market is relatively mature

1. Rationale for Joint Venture

Proforma Example – Comparison of Australian Retail Investment by GPT & European Retail Investment by the JV

Return Comparison	GPT Australian Prime Retail [1]	Western European Prime Retail	Western European Hypermarket
Initial Yield	6.0%	6.0%	7.5%
Escalation (pa)	3.0%	2.0%	2.0%
Gearing Level	35% [2]	70% [3]	70% [3]
Cost of Debt	6.25%	4.5% [4]	4.5% [4]
Tax on Equity Yield	0%	20% [5]	20% [5]
Average 5 Year Equity Yield [6]	6.4%	8.3%	12.4%
IRR Excluding Currency Hedging	**9.6%**	**12.5%**	**16.3%**
IRR Including Currency Hedging	**N/A**	**15.6%**	**19.7%**

(1) Proforma GPT investment
(2) Assuming GPT average gearing level
(3) Average gearing level for JV investments – non recourse
(4) Indicative five year non recourse borrowing rate including margin
(5) Average global effective tax rate assumed in JV model
(6) Average over five years assuming rent escalation

1. Rationale for Joint Venture

Key Elements – JV Business Model

The overall strategy is to build a portfolio with a diverse range of standing assets with long term, secure cashflows and development projects.

Look for the market with the best risk adjusted returns (targeting minimum 15% IRR)

The Joint Venture will

- Use non recourse leverage
- Use appropriate currency hedging
- Exploit the yield to interest rate gap
- Use Babcock & Brown's network of relationships to source off market transactions whenever possible

Work the Portfolio to extract upside and growth in earnings. This will include

- Trading assets by the selldown of selected parts of the Portfolio
  - to individual purchasers
  - to funds established and managed by the Joint Venture
- Active management
- Regearing on a non-recourse basis against increased value

1. Rationale for Joint Venture

Financial Impact and Benefits for GPT

	CY04	CY05 (1)	CY06
DPS stand alone (c)	22.0	22.9	23.6
DPS post internalisation/JV (c)	n/a	24.4	27.5
% increase (vs standalone)	n/a	6.5%	16.5%
% growth (year on year)	3.8%	10.9%	12.7%

(1) Actual distribution, not annualised. Assumes proposal effective 1 July 2005

- DPS growth of 6.6% - CY2006 vs 2HCY2005 annualised (2)
- DPS 12 months to 30 June 2006 = 26.7cps
- No material change in NTA - \$3.00 vs \$3.02
- Proforma December 2004 GPT gearing post transaction 31.3%

(2) Annualised for the impact of the internalisation and joint venture

Section 2

Overview of Babcock & Brown & Global Real Estate Activities

2. Overview of Babcock & Brown

- Babcock & Brown is a listed company with a market cap of approximately A$2.5 billion
- Geographically business is spread approximately one third in each of
  - Europe
  - USA
  - Australia/Asia/Japan
- Five business units
  - Real Estate
  - Infrastructure
  - Corporate and Principal Investment
  - Leasing
  - Structured Finance
- Real Estate represents 20 – 25% of overall business
- All businesses built on "asset finance" skills
- Have worked across borders for a long time

File No 34819

2. Overview of Babcock & Brown

Global Reach; Local Presence

■ Number of Real Estate Professionals (excluding funds management, asset and transaction Management)

Babcock & Brown Offices



West Coast USA: 2
NY / Greenwich: 2
London: 9
Paris: 2
Madrid: 2
Munich: 6
Milan: 3
Tokyo: 6
Brisbane: 2
Sydney: 12
Melbourne: 4

- The Real Estate Team has access to and is supported by B&B's global network of over 440 employees
- From these locations and our offices around the world, the team can cover many markets

GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN

Company - GPT RE Limited
File No 34819

2. Overview of Babcock & Brown

The Babcock & Brown Team

- Our Real Estate team is made up of personnel in each market who
  - Originate transactions
  - Have local knowledge, relationships at all levels of the market
  - Are multi disciplined, skills greater than pure real estate (including accounting, tax, legal and finance)
  - Source properties in direct and indirect markets
- We are experienced in
  - All sectors (retail, office, residential, industrial)
  - Development
  - Property financing and structuring
  - Disposal/selldown of properties
  - Funds management

2. Overview of Babcock & Brown

Approach to Property Transactions

- Risk-adjusted IRR is the chief investment criterion
- Focus on the returns of the investment, rather than the appearance of the asset
- Cashflows underpin base case performance of the asset with opportunity for upside
- Exploit imperfections in the property market
- Use structured finance capabilities to improve financing costs, enhance funding efficiency and mitigate risks eg, use of maintenance contracts to convert gross leases to double or triple net leases
- Use of mezzanine debt investment as window into development projects where we maintain our desired balance of risk and return
- Plan for exit at time of investment
- Culture of working in partnerships, providing a ready environment for a partnership with GPT

Section 3

Review of European Market Characteristics

3. Review of European Market Characteristics

Attributes of European Markets

- Size of the market
- Political and legal framework, stable, secure (similarities to Australia)
- Sophisticated financial markets
- Central Eastern Europe ("CEE") potential
- Availability of property
- Liquidity of property market
- Low Euro interest rates

3. Review of European Market Characteristics

Global GDP Ranking Table

Country	Rank	GDP (US$bn) [1]	Population (m) [2]
USA	1	10,881.6	291
Japan	2	4,326.4	127.6
Germany	3	2,400.6	82.5
United Kingdom	4	1,794.8	59.6
France	5	1,747.9	59.8
Italy	6	1,465.8	47.5
China	7	1,409.8	1,299
Spain	8	836.1	41.9
Canada	9	834.4	31.6
Mexico	10	626.1	102.7
Republic of Korea	11	605.3	47.9
India	12	598.9	1,065
Australia	13	518.4	19.9
Netherlands	14	511.6	16.2
Brazil	15	492.3	178.5

- The highlighted countries are in aggregate 15.9 times the size of Australia's economy
- The population is more broadly distributed than in Australia – 46 cities in Europe with over 500,000 people

(1) Source: World Bank, 2003
(2) Source: OECD, 2003

3. Review of European Market Characteristics

Principal Real Estate Markets

- Size of European market combined with low level of listed real estate in Europe provides significant opportunity

	World Underlying Real Estate %	Underlying Real Estate US$bn	Listed Real Estate US$bn (total assets)	% Stock Market	% of Underlying Real Estate Listed
United States	43%	2,525	295	1%	12%
Europe (without CEE)	26%	2,000	130	1.5%	6%
Japan	12%	705	58	2%	8%
HK/China	9%	540	68	7%	13%
Australia	2%	100	45	9%	45%
Total	**100%**	**5,870**	**596**	**3%**	**10%**

Note: The level of listed property is expected to increase through introduction of REIT's in several European countries

3. Review of European Market Characteristics

Investment Outlook – "Positive Spread" Overseas

	Europe	Australia	US
Ungeared Property Yields (1)	6 – 8%	6 – 8%	6 – 8%
Five Year Swap Rate (2)	3.2%	6%	4.6%
Spread	2.8 – 4.8%	0 – 2%	1.4 – 3.4%

(1) Institutional grade real estate

(2) Five year swap rates – indicative at 21 March 2005 (excluding lending margins)

Source: Babcock & Brown

Section 4

Portfolio Overview & Discussion

4. Portfolio Overview & Discussion

Geographic Spread of Initial Portfolio or Under Consideration


NORWAY
SWEDEN
ESTONIA
REPUBLIC OF IRELAND
DENMARK
LATVIA
LITHUANIA
UNITED KINGDOM
NETHERLANDS
RUSSIA
BELARUS
BELGIUM
GERMANY
POLAND
Luxembourg
FRANCE
CZECH REPUBLIC
SLOVAKIA
UKRAINE
SWITZERLAND
AUSTRIA
HUNGARY
RUMANIA
SLOVENIA
CROATIA
PORTUGAL
BOSNIA and HERZEGOVINA
ITALY
YUGOSLAVIA
BULGARIA
CORSICA
SPAIN
SARDINIA
GREECE
SICILY
Residential
Retail
Mixed Use
Office
Prospective Pipeline Assets
European Union
Non EU

This excludes some smaller residential properties in Germany

GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN

4. Portfolio Overview & Discussion

Residential Portfolio

1. Kiel
2. Salzgitter
3. Reinbek (AMB Generali)
4. Pinneberg (AMB Generali)
5. Aachen (AMB Generali)
6. Osnabrück (AMB Generali)
7. Freiburg (AMB Generali)
8. Kiel (AMB Generali)
9. Buxtehude (AMB Generali)
10. Cologne (AMB Generali)
11. Kassel (AMB Generali)
12. Berlin I, II, III


Kiel
Hamburg
Schwerin
Bremen
Hannover
Berlin
Dusseldorf
Cologne
Bonn
Weisbaden
Mainz
Weimer
Dresden
Saarbrucken
Stuttgart
Munich
Existing Portfolio
Existing Portfolio – AMB Generali
Under Consideration

GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN

Overview of German Residential

- An established investment class
  - Institutional ownership (private equity funds, European open and closed end funds)
  - Established trading metrics
  - Availability of limited recourse debt
  - Continuing deal flow (corporates and state owners continue to sell down portfolios to get assets off balance sheet)
- Underpinned by strong fundamentals
  - Low home ownership 43%
  - Affordable rents
  - Capital values well below replacement costs
  - High quality stable income from long term tenants

4. Portfolio Overview & Discussion

Major German Residential Transactions in the Last Three Years

Seller	Number of Units
Allianz AG	1,048
AMB Generali *	2,700
Bauverein zu Hamburg	6,000
Bavaria	3,500
GIG Heimbau AG	10,000
Brebe	7,000
DAL Kiel *	6,000
DEGEWO	2,085
DEGEWO	1,500
Deutsche Bahn AG	144,000
FSG	10,000
GAGFAH	77,000
GEHAG	2,360
GeWo	2,600
GSW	65,700
GWL	1,800
Jade Wobauges	8,209
Kieler Wobauges	11,000
Monachia	1,500
Opel/GM	1,000
Deutsche Post AG	1,300
DAL Salzgitter *	13,500
RSE	38,000
Siemens AG	2,300
Thyssen Krupp AG	48,000
Viterra AG	27,000
Viterra AG	1,200
Total (Approx)	500,000

- Buyers are predominantly Investment Banks and Private Equity Funds
  - Cerberus
  - Terra Firma
  - Fortress
  - Goldman Sachs
  - Morgan Stanley
  - Appellas/Soros
  - Lone Star
  - Blackstone
  - Babcock & Brown*
- Transaction volume of over €15 billion

* Acquired by Babcock & Brown

GPT GENERAL PROPERTY TRUST

BABCOCK & BROWN

Overview of German Residential

- Nation of predominantly renters, rather than home owners
- The number of households is expected to grow over the next 15 years


Rental Occupancy as a proportion of total dwellings
%
60
50
40
30
20
10
0
18
25
29
31
34
36
41
41
47
49
49
57
ES
IE
IT
UK
PT
FI
EU
SE
FR
NL
AT
DE


Growth in households - Germany
Number of households (millions)
42
40
38
36
38.2
41.5
2000
2020
Year

Source: German Federal Statistical Office

GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN

4. Portfolio Overview & Discussion

Overview of German Residential

- Babcock & Brown's approach
  - Focus on management improvements with a "tenant friendly" asset management model. This is vital. We have a proven team in place
  - Structure acquisitions so portfolio can be held for long term. Consider trading opportunities to crystallise uplift on capital value per m^2 (ie, buy wholesale, sell retail). This model proven in our Kiel transaction
  - Consider creation of either Australian or European Trust as sell down vehicle. German Funds are keen to pursue this mode
  - Capex to reduce vacancy and increase rent. We do not pay for vacant apartments. Reduction in vacancy goes straight to bottom line circa 10% unleveraged return on capex on occupied units, huge return on converting vacant to occupied
  - To look below the "radar screen" of the very large scale buyers

4. Portfolio Overview & Discussion

Overview of German Residential

AMB Generali - Kassel



Kiel



- Predominantly low rise buildings

GPT
GENERAL PROPERTY TRUST

BABCOCK & BROWN

Company - GPT RE Limited
File No 34819

4. Portfolio Overview & Discussion

Significant Upside Potential – Residential Portfolios

- Incremental capital expenditure can achieve an unleveraged return of circa 10% on occupied flats for bulk of initial portfolio
- Reducing vacancy provides <u>quantum uplift</u>
  - eg, Salzgitter target is to lease up 1,200 vacant apartments (approximately half of the existing vacancies) which increases rent by approximately €4.5 million - this represents an uplift in value conservatively in excess of €45 million (on equity of approximately €90 million). In that case, yield on cost on entire portfolio approaches 10% <u>unleveraged</u>
- Upside in rents as a result of reducing vacancies and accretive capital expenditure have not been factored into forecasts
- These initiatives do <u>not</u> depend on improvements in market conditions

4. Portfolio Overview & Discussion

German Residential – Kiel Case Study

- 6,000 residential units (94% occupancy)
- €175 million Portfolio (including acquisition costs)
- €165 million, 80% funded for 10 years at fixed interest rate funding (€132 million 1st mortgage, €33 million mezzanine)
- 4,600 units have been sold for total consideration in excess of €150 million
- The remaining 1,400 units have the best upside





4. Portfolio Overview & Discussion

German Residential – Kiel Case Study

- Strong demand by institutions meant it was possible to sell subportfolios – instead of individual units to tenants/small time investors (second alternative)
- Base case financial model at acquisition, conservative, assuming no sales and no rental rises (beyond CPI) for 10 years, just (substantial) paydown of principal out of cashflow
- In practice, rental income was raised by approximately 5% across the original portfolio within one year, significantly outperforming Babcock & Brown's own assumptions
- Introduction of Joint Venture Partner as entrepreneurial Property Manager proved vital success factor vs the former "absentee" corporate owner/manager

4. Portfolio Overview & Discussion

Residential Portfolio

City of Salzgitter



Salzgitter Property



Salzgitter Portfolio (initial portfolio)



Location:	City of Salzgitter, North Western Germany
Asset Type:	Residential Apartments
Purchase Price*:	€290m
Initial Yield:	Approx 8.4% pre-capex.
	6.6% (on leased premises only) after maintenance, modernisation and repairs.
Occupancy:	84.5%
Characteristics:	13,476 residential apartments representing approximately 25% of the city's housing stock.
	Largely constructed in the 1950's and 1960's as part of the social housing schemes.
Market Description:	1 and 2 bedroom apartments; at market rental of circa €4/sqm/month.
Investment Strategy:	Reduce the vacancy level (immediate uplift considering moderate capex). Consider opportunities to sell down sub-portfolio to wholesale buyers.

* Indicative purchase price, subject to valuation. Exclusive of acquisition costs

Kiel Portfolio (initial portfolio)





Location:	Northern Germany (Eastern Kiel).
Asset Type:	Residential Apartments.
Purchase Price *:	€40.0m plus a further €2m capex (total €42m).
Initial Yield:	Approx 6.5% pre-capex. 6.01% on €42m (on leased premises only) after maintenance, modernisation and repairs.
Occupancy:	88%.
Characteristics:	1,400 residential apartments.
Market Description:	Predominantly built in 1930's, 1 and 2 bedroom apartments with at market rents of approximately €4-5/sqm/month.
Investment Strategy:	Reduce the vacancy level (immediate uplift considering moderate capex). Consider opportunities to sell down sub-portfolio to wholesale buyers.

* Indicative purchase price, subject to valuation. Exclusive of acquisition costs

4. Portfolio Overview & Discussion

AMB Generali Portfolio (initial portfolio)

Location:	Western Germany
Asset Type:	Residential Apartments
Purchase Price*:	€130m
Initial Yield:	Approx 6.5% pre-capex
	6.1% (on leased premises only) after maintenance, modernisation and repairs.
Occupancy:	Approx 95%
Characteristics:	2,700 residential units in 9 cities throughout Western Germany.
	Tenants are predominantly longer term occupiers in most locations.
	Producing an average all in net rent of €4.68sqm/month at market.
Market Description:	A diversified portfolio of well maintained properties.
Investment Strategy:	Hold with scope for selective disposals of sub-portfolios to wholesale investors.

* Indicative purchase price, subject to valuation. Exclusive of acquisition costs





4. Portfolio Overview & Discussion

Berlin Mixed Use I - Annenhöfe (under consideration)

Location: Berlin, Germany

Asset Type: Approx 4 years old. Mixed Use Property (Residential, Commercial, & associated Carparking).

Indicative Value: €26m

Occupancy: There is only little vacancy (approx 3.5% average) in the residential part of the property. There is vacancy in the commercial space – which is part of the asset upside. Purchase price will reflect only the leased up area.

Characteristics: 219 residential units equalling approximately 13,000m^2. Good quality building standard.

45 retail and office units; retail space including Edeka Hypermarket (1,775m^2) totals 3,500m^2 office space, largest tenant Daimler Chrysler (1,200m^2) totals 5,700m^2.



Market Description: Good residential and retail area in the centre of Berlin, less established but central location for offices.

Investment Strategy: Reduce vacancy of office component. Privatisation of residential portion block-wise or individually to small and medium investors.

4. Portfolio Overview & Discussion

Berlin Portfolio II (under consideration)

Location:	Berlin (multiple locations across the portfolio)
Asset Type:	Residential Apartments + Retail + Office
Indicative Value:	€30m
Occupancy:	To be determined within due diligence.
Characteristics:	250 renovated or rather new units (mostly residential) in better parts of the German Capital rented at €11/m^2/month (net) average.
Market Description:	Up-scale buildings in different parts of the city.
Investment Strategy:	Sell down to tenants/small investors primary disinvestment opportunity.



Berlin Mixed Use III (under consideration)



Location: Berlin, Germany

Asset Type: Mixed Use (Residential, Commercial, & associated Carparking)

Indicative Value: €42m

Occupancy: Above 90%

Characteristics: The largest part of the portfolio was built between 1999 and 2001 with construction costs of approximately €55 million (high quality residential housing complex with shopping centre). The remaining units were built between 1925 and 1928 and were modernised and refurbished between 1995 and 1998 for €6 million.

Market Description: High quality residential and retail property located in a good housing area of Berlin.

Investment Strategy: Some parts qualify ideally for privatisation to smaller investors. High probability to decrease vacancy significantly by establishing a motivated facility management (current owner is a non-profit co-operative).

4. Portfolio Overview & Discussion

Overview of German Hypermarket/Retail

- Focus on 7.5 – 9.0% yield retail assets that fulfil the following criteria
  - Long term leases (average 10 years, up to 15 years) to creditworthy tenants provide stable CF for 75% of income
  - Good retail fundamentals (catchment area/level of competition/ barriers to entry/net rent to gross turnover in %)
  - New or well maintained assets in strong catchment areas with above average per capita income
- Potential for growth (surplus area or land, rent increases)
- The bulk of the outgoings are borne by the tenant. Non recoverables are in the area of 5% of net rent
- Up to 90 – 95% limited recourse financing available on an individual asset basis (illustrating high quality cashflow). We will only gear to 75% across portfolios
- Adequate diversification (regions/tenant mix/size)

German Retail – Munich (under consideration)

Location: City of Munich, Germany

Asset Type: Retail and Logistics

Indicative Value: €80m

Occupancy: Above 95%

Characteristics: Partly new and modernised centre centrally located at a highly frequent road in the city of Munich.

$55,000m^2$ retail and storage space and some office, 650 parking spaces are included.

The main tenants are:

- Bauhaus GmbH (one of the big German do-it-yourself companies);
- Kaufhof AG (one of the main German department stores) with together 60% of the total net income; and
- Further tenants are Staples, Müller Büromöbel (office furniture).

In total the centre consists of 11 tenants.

Market Description: A well located development with a good tenant mix. Strong retail fundamentals are a yearly purchase power of 26,872 € per inhabitant (131.8) and fixed term leases of mostly 10 years and more. The catchment area can be seen on the following map.

Investment Strategy: Hold.



German Retail – Munich (catchment area)


Zone I: ca. 115.000 Einwohner
Zone II: ca. 325.800 Einwohner
Zone III: ca. 81.000 Einwohner
Zone I
Zone II
Zone III
Bauhaus
Obi
Obi
Obi
Obi
Praktiker
Praktiker
Toom-Baumarkt
Toom-Baumarkt

The map gives an overview about the catchment area to the do-it-yourself-store. The dark orange zone is directly located next to the city centre of Munich on a main road on the eastwest axis through Munich. The competitors to the "Baumarkt" are shown with blue font (Obi, Praktiker and Toom). Three of them can be identified as competitors, which is moderate in reference to the extension of the zones I – III.

4. Portfolio Overview & Discussion

German Retail – Rewe Russelsheim (under consideration)

Location:	City of Rüsselsheim, West Central Germany
Asset Type:	Retail ("Hypermarket")
Indicative Value:	€11.1m
Occupancy:	Fully let to REWE Group, a strong German retailer.
Characteristics:	New 5,700m2 retail centre in Rüsselsheim, a middle-size city approximately 20km from Frankfurt, Germany. 220 car parking bays. Fully let to REWE Group for 15 year initial term. REWE Group has approximately 11,492 stores in Europe, and a net operating profit of 2004 of €442m.
Market Description:	Rüsselsheim is very well connected through several highways and high speed rail services, and is 16km from Europe's 2nd largest airport in Frankfurt. Relatively low unemployment rate and positive demographic trend. The retail centre will replace an existing one at a less attractive location therefore having an existing clientship plus the upside from new highly frequented location.
Investment Strategy:	Hold

File No 34819

German Retail – Straubing (under consideration)

Location: Straubing, city 140km northeast of Munich, Germany

Asset Type: Retail with some office

Indicative Value: €48m

Occupancy: Fully let

Characteristics: Completed in 1990 and extended in 1999. The total area is about 33,316m² NLA. The side has potential for development.

1,000 car parkings thereof 400 in a parking garage.

The main tenants are:

- Kaufland (retail);
- Adler-Modemarkt (retail); and
- ProMarkt (retail) with together 38% of the total net income.

The centre consists of 52 tenants.

Market Description: A well located development near the main station with a good tenant mix and fixed long term leases (eg, Kaufland, Adler, ProMarkt).

Investment Strategy: Hold and develop surplus land.



German Retail/Commercial – Cologne (under consideration)

Location: Cologne, Germany

Asset Type: Retail & Commercial

Occupancy: 90%

Characteristics: Total rental space of the retail complex ("A") is approx. 25,000m^2. The buildings are rented to a good tenant mix (eg, City of Cologne – 20 year lease, Praktiker (a Metro AG sister), Staples, McDonalds, Telekom, ATU, Merkur. Approximately 350 parking spaces.

The new Cologne Car Center (("B") to be completed) will be let to City of Cologne motorvehicle admission department for 20 years. This new location will replace the existing 4 facilities spread around the city. 250 parking spaces.

Market Description: The retail centre is well located near the centre of Cologne, has good infrastructure and is directly connected to the motorway system between airport and city. The market is stable with positive demographic development and a yearly purchasing power per inhabitant of 19.068 € (114.8).

Investment Strategy: Hold and develop surplus area of land.


A
B
C
D



File No 34819

4. Portfolio Overview & Discussion

Galerie Butovice - Prague (initial portfolio)

- Brand new centre.
- 95% precommitted, 10 minutes from Prague city.
- Adjacent to office precinct and established residential areas.
- Good transportation links.
- Ahold – committed to 15 year lease (supermarket). Ahold occupy 70% office space on 10 year lease (as CEE headquarters).
- Similar design and quality to Australian subregional shopping centre.

Galerie Butovice - Prague (initial portfolio)



4. Portfolio Overview & Discussion

Czech Retail – Galerie Butovice (initial portfolio)

Location:	6km South West of Central Prague
Asset Type:	New retail and office/commercial
Purchase Price:	€106.8m
Initial Yield:	8.0%
Occupancy:	Approx 95% income is precommitted.
Characteristics:	37,475m^2 retail NLA (Ahold supermarket 13,941m^2). 9,154m^2 office/commercial NLA (70% precommitted to Ahold). 1,377 parking spaces. 130 tenants. Soft opening 18 March 2005.
Market Description:	A brand new, well located development with approximately 28% income from Ahold (15 years supermarket, 10 years office).
Investment Strategy:	Hold

4. Portfolio Overview & Discussion

German Technology Park - Cologne (initial portfolio)

- Located in fully integrated office park with wide range of tenant services within the park
- High quality tenants, long term leases
- Contemporary design and efficient floorplates
- Relatively low operating costs
- Strong relationship with developer/vendor – potential for repeat business
- Consistent with other business parks currently under consideration

4. Portfolio Overview & Discussion

German Technology Park - Cologne (initial portfolio)



Location: 5 km west of City Centre of Cologne, Germany's 6th largest economic city.

Asset Type: Office/Technology Park

Purchase Price: €70.6

Initial Yield: 6.2%

Occupancy: Approx 90%

Characteristics: 30% interest in an office/technology park comprising:

- 6 office buildings and 1 sales and convention centre of Mercedes Benz;
- 99,500m^2 NLA;
- 80% leased income from credit worthy tenants such as Daimler Chrysler, Cityworks of Cologne and Federal Republic of Germany and Ford Financial Services.

Market Description: A quality portfolio of office properties underpinned by long term leases in a well situated office park.

Investment Strategy: Hold as a longer term investment.

French Business Park – Velizy (under consideration)



Existing facility in Business Park

Location: South Paris, France

Asset Type: Development, Office Business Park

Occupancy: Development site with 50% precommitment to Peugeot.

Characteristics: 60,000m^2

50% of Business Park is preleased to Peugeot and will form its research and development headquarters. An additional 25% is under option to Peugeot.

Total project value: €210 million.

Market Description: A well located development, 15km south of Paris in the second largest business area with excellent road access. Peugeot has decided to concentrate its R&D activities in Velizy together with its headquarters (2 buildings already there).

Investment Strategy: Hold for long term.

Company - GPT RE Limited
File No 34819

4. Portfolio Overview & Discussion

French Business Park – Louveciennes (under consideration)

Location: West Paris, France

Asset Type: Commercial Business Park

Occupancy: Development site.

Characteristics: 50% interest with a developer to acquire and develop this land in a prime location.

Site area: 242,000m^2

Project Value: €425m

Market Description: Situated close to the Palace of Versailles, this site has a highly advantageous position with exceptional road access.





This presentation has been prepared by GPT Management Limited (ABN 94 000 335 473) (as the responsible entity of General Property Trust) (ARSN 090 110 357) and Babcock & Brown Limited (ABN 53 108 614 955). The details in this presentation provide general information only. It is not intended as investment or financial advice and must not be relied upon as such. You should obtain independent financial advice prior to making any decision. The presentation is not an offer or invitation for subscription or purchase of securities or other financial products. Past performance is no indication of future performance. March 2005

Appendix A

Selected Biographies

Appendix A: Selected Biographies

Michael Maxwell manages the Australian and European Real Estate teams and coordinates the Group's real estate activities worldwide. He joined Babcock & Brown in 1992. Prior to joining Babcock & Brown, Michael was an executive director of Morgan Grenfell Australia Limited where he specialised in both domestic and cross-border corporate finance transactions. He began his career as a corporate lawyer with Mallesons Stephen Jaques. Michael is a director of Grand Hotel Company Limited and the Citta Property Group. Michael holds a Bachelor of Economics and Bachelor of Laws degree from the University of Sydney. He is based in our Sydney office.

Michael has been involved in many significant real estate transactions executed by Babcock & Brown in Australia and Europe.

David Ross is the Group Chief Operating Officer of Babcock & Brown. He joined Babcock & Brown in 2004. Prior to joining Babcock & Brown, David was with Lend Lease Corporation for over 10 years where he held positions as CEO of General Property Trust, CEO of Lend Lease, Asia Pacific and Global and US CEO, Real Estate Investments. David holds a Bachelor of Commerce degree from the University of Western Australia. He is based in our Sydney Office.

Appendix A: Selected Biographies

Europe

Martin Rey is an Executive Director of Babcock & Brown and has geographic responsibility for continental Europe and co-ordinates a variety of European business activities. He joined Babcock & Brown in 2003. Prior to joining Babcock & Brown, Martin held a variety of senior management positions at HVB, most recently Executive Divisional Board Member, Corporate Banking. Martin earned a law degree at Rheinische Friedrich-Wilhelms University in Bonn and studied business at the University of Hagen. He is based in our Munich office.

Recent real estate transactions in which Martin has been involved include the acquisition of the Salzgitter, Kiel. and AMB Generali residential portfolios.

Artus Pourroy focuses on Babcock & Brown's German activities with a special emphasis on Structured Finance and Real Estate Finance. Prior to joining Babcock & Brown in 2000, Artus was Head of Lease/Asset Finance at HypoVereinsbank, Munich. Prior to that, he worked in their Project Finance Department. Artus holds a Ph.D. in Law from the Humboldt University in Berlin and a diploma in law from the Ludwig Maximilian University in Munich. He is based in our Munich office.

Artus was recently involved in the acquisition of the Cologne business park.

Christian Terberger focuses on our real estate activities in Germany and other German-speaking parts of Europe. He jointed Babcock & Brown in 2002. Before joining, Christian was National Director Real Estate Group with Ernst & Young Germany. During his professional career he has held different senior management positions in banking and real estate development. Christian's background is in law and surveying. He is based on our Munich office.

Christian was most recently involved in our residential real estate transactions in Germany (eg. Kiel, Salzgitter, and AMB Generali).